7/30


08004099

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

PROCESSED
AUG 06 2008
THOMSON REUTERS

REGISTRANT'S NAME ABOS plc

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 05222 FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 8/1/08



Annual Report and Accounts 2007

www.hbosplc.com



Growing the UK franchise



Targeted international growth



ikWest

Colleague development



265

Capital discipline



Cost leadership



Delivering our strategy...

Growing the UK franchise
Targeted international growth
Cost leadership
Capital discipline
Colleague development

Highlights



'03
'04
'05
'06
'07
£bn
2.7
2.9
3.3
3.9
4.1

£4.1bn

Profit after tax up 4%



'03
'04
'05
'06
'07
p
68.5
78.0
86.4
100.5
106.2

106.2p

Underlying earnings per share up 6%



'03
'04
'05
'06
'07
p
30.9
32.95
36.1
41.4
48.9

48.9p

Dividend per share up 18%

Creating **value**

Our strategy has five elements designed to create enduring value for shareholders. A clear focus on our franchise growth across UK financial services, coupled with targeted international expansion to increase the diversity of our earnings. Cost leadership to enable competitive pricing and profitability advantage. Capital discipline to ensure both sufficiency and allocation for value. The achievement of consistently outstanding performance through the development of the best team in banking. In this year's Annual Report we review how we are delivering on this strategy.



HBOSplc



Discover the stories behind the front cover pictures at www.hbosplc.com/investors/results/ARA_2007/index.html



Growing the UK franchise
Targeted international growth
Cost leadership
Capital discipline
Colleague development

07-110 Business Review

Business Review

111-150 Governance

Governance

151-224 Financial Statements

Financial Statements

Our Brands


HBOS plc

Our brands


Retail
BANK OF SCOTLAND
HALIFAX
Always giving you extra
TMB
The Mortgage Business
BOS INTERNATIONAL
BM BIRMINGHAM MIDSHIRES
INTELLIGENT FINANCE
BANK OF SCOTLAND
PRIVATE BANKING
Colleys
The valuation and surveying service from HBOS
BANK OF SCOTLAND
BUSINESS BANKING

Read more on pages 15-24 of this report.

Corporate

BANK OF SCOTLAND CORPORATE

Lex
LOOK AT THINGS DIFFERENTLY

Hill Hire plc
Truck and Trailer Rental

Freeway

Read more on pages 25-32 of this report.

Details

Growing the UK franchise
Targeted international growth
Cost leadership
Capital discipline
Colleague development



Insurance & Investment


HALIFAX
Always giving you extra



BANK OF SCOTLAND
INVESTMENT SERVICE



ST. JAMES'S PLACE plc


FIRST ALTERNATIVE

esure


CM
1821

CLERICAL MEDICAL


St Andrew's
GROUP

BANK OF SCOTLAND
ANNUITY SERVICE



Read more on pages 33-42 of this report.

International


CM
1821

CLERICAL MEDICAL


HALIFAX
Always giving you extra

BankWest

BANK OF SCOTLAND


St Andrew's
AUSTRALIA



CAPITAL FINANCE

BANK OF SCOTLAND
The Netherlands


HBOS Canada


Whittaker
Macnaught


HALIFAX


HEIDELBERGER LEBEN

RACV

BANK OF SCOTLAND
Ireland



Read more on pages 43-58 of this report.

Treasury & Asset Management

BANK OF SCOTLAND
TREASURY



INVISTA
REAL ESTATE
INVESTMENT MANAGEMENT

Insight
INVESTMENT

HBOS plc

Read more on pages 59-68 of this report.

Chairman's Report



Dennis Stevenson
Chairman

The Chairman's lot is a happy one when, as last year, the Annual Report can laud a share price out performance both against the FTSE 100 and the FTSE Banks index. Not so in 2007, where our share price fell some 35%, a performance that was in the middle of the pack, but of little consolation for a bank that seeks to outperform. This year's report will therefore examine with our usual frankness the performance in 2007 and the strategy we are pursuing for our shareholders in 2008.

Shareholder returns

Underlying earnings per share grew 6% in 2007 to 106.2p (2006 100.5p). This is after recording negative fair value adjustments on traded investment securities of £227m and claims of £135m arising from the summer 2007 floods. Profit before tax fell by 4% to £5,474m (2006 £5,706m), also reflecting the disposal of Drive in 2006 and the reduction in policyholder tax payable. Profit after tax increased 4% to £4,109m (2006 £3,934m). The proposed final dividend per share of 32.3p takes the full year dividend to 48.9p, up 18% on the previous year. The Board's decision at the half year to increase the payout ratio to some 46% from 41% has been reaffirmed. This is a clear demonstration of the confidence we have in the continuing earnings momentum and strong cash generative capabilities of HBOS. During 2007 we completed the planned buyback programme, purchasing some £500m of shares in issue for cancellation, with a positive impact on earnings per share for current shareholders.

Market dislocation

If ever the boards of banks, regulators or rating agencies needed a reminder of the importance of strong liquidity and strong capital, the second half of 2007 served as a wake-up call. Seemingly overnight, we moved from a scenario where the economic cycle looked set to play out in a relatively benign way, to one where a credit crunch in the USA rapidly deteriorated into what is, as I write this, a worldwide liquidity dislocation.

Large scale credit loss announcements gathered pace with those most exposed to the US sub-prime fall out seeking to draw a line under their exposure. Banks with strong liquidity hoarded it, those that needed it either couldn't get it or paid much more for it. In the eye of the storm, nemesis followed hubris, with traditional market solutions seemingly impossible. Banks now know, as in truth they always did, that first and foremost, it is the duty of the Board to ensure that the Group has financial stability and the wherewithal to continue in business profitably. Gradually this current market liquidity dislocation will pass. The legacy however, will be firstly economic, as the consequences of the medicine will likely make the patient feel worse in the short term and secondly strategic, as banks adjust to the new reality of liquidity and capital having equivalent importance. In this context, we welcome the confirmation from the FSA of our status as an Advanced bank under the new Basel II capital regime.

Unusually perhaps, at so early a part of my report, I would like to thank colleagues from across the Group for their efforts in 2007. In the midst of the unprecedented market dislocation, colleagues have adjusted plans, tightened controls further, communicated well and worked in a truly collegiate manner to see HBOS through the worst of the market disruption in 2007. It is arguably only at such times that you can truly assess the quality of the investment made in colleagues, and the business, over time. The Board has been hugely impressed with the way in which the entire HBOS team has responded.

Strategy

Recent market liquidity considerations do not affect our long-term strategy. Growing the UK businesses, targeted international growth, cost leadership, capital discipline and colleague development remain our five key measures. In the Chief Executive's report that follows, Andy Hornby reviews our performance in 2007 on these measures.

For 2008 we will continue to pay careful attention to the importance of both strong capital and strong liquidity and to size our balance sheet to the certainty of both. We are, I believe, rightly proud as a Board that we have been altering the risk profile of our liquidity requirements over the last four years, long before the current so-called liquidity crunch and without any external pressures from regulators or other shareholders but purely as part of being good custodians of your business. You may be quite sure that we will continue to bring to bear the same standards of rigour and financial conservatism as the business moves forward.

Shareholder feedback

This year's independent audit of UK and international investor opinion again makes interesting reading. Investor feedback is currently focused on two large shifts in their views of the sector: a much higher emphasis on capital, liquidity and funding and a lower expectation for earnings growth, with concerns over risks to future earnings forecasts. Sentiment is dominated by the sector liquidity issues in the second half of 2007. Many an investor professes to be in a 'wait and see' mode until after the publication of the sector's 2007 results and the clarity those should bring to the full earnings impact of a truly "annus horribilis". The messages for us are that we should continue to keep focusing on what we do well, remaining conservative in our planning and decisive in our actions. This does not exclude the continuing imperative of constantly searching for where the growth will come from to continue the earnings momentum. Finally, as much a plea to the sector as to HBOS, investors make the point that in times of uncertainty, communication is vital and transparency is essential. On both we score well relatively but are nonetheless encouraged to do more.

continued

Regulation

The regulatory agenda shows no sign of abatement although the existing enquiries into banking fees and payment and protection insurance have a clearer deadline for conclusion. By far the most significant development for 2008 will be the regulatory aftermath of the financial markets dislocation. The conventional wisdom that 'something needs to be done' will see a healthy debate on customer protection. Regulators and the Central Banks need to strike the right balance between achieving a better level of investor protection on the one hand and the further restriction of liquidity with unintended economic and anti-competitive consequences on the other. There can, however, be no substitute for the acceptance of responsibility by individual banks, since reliance on regulation to protect investors, retail, equity or debt, is at best a back stop, not a first line of defence.

The Board and Management

In 2007, we made a number of changes to our Executive structure with responsibilities at the Retail bank split on a product and distribution model. Jo Dawson adds Retail distribution to her Insurance & Investment portfolio and Dan Watkins, formerly Group Risk Director, joins the main board as Chief Executive Retail Products. As a direct consequence, Benny Higgins left the Board in August as no suitable role existed for him in the new structure. Phil Hodkinson, Group Finance Director, announced his retirement from the Board to take effect from the end of 2007 and we welcomed back to the Board, Mike Ellis as Group Finance Director. Phil's contribution to the Board, in his roles as Group Finance Director and previously Chief Executive of the Insurance & Investment division, together with his role as the Board champion on Corporate Responsibility has been outstanding. We wish him well.

Philip Gore-Randall joined the Board as Chief Operating Officer. Philip has had a long career with extensive experience, in the UK and overseas, at a senior level in large financial organisations, joining HBOS from Aon UK Limited, where he held the role of Chief Operating Officer following a period as Chairman and Chief Executive of Aon Risk Services.

John E Mack joined the Board as a Non-executive Director with international banking experience in a career encompassing senior executive roles at Bank of America and Shinsei Bank of Japan. We welcome them both and the considerable experience they bring to the Board.

Having completed two three-year terms as a Non-executive Director, Charles Dunstone will retire at the forthcoming AGM in April and will not offer himself for re-election. Charles has been a magnificent colleague and we thank him very much for his contribution to HBOS.

Corporate Responsibility

We take Corporate Responsibility ('CR') very seriously. By this we do not mean the somewhat superficial CR whereby a quantum of money is parcelled up into penny packets and given to good causes. We take CR to mean the Board of HBOS being very comfortable that it is doing everything it can to ensure that every aspect of its business – its products, its treatment of staff, customers and other stakeholders – conforms to the highest standards of behaviour. The Board reviews the overall CR strategy annually. Our CR agenda has been ably championed at Board level by Phil Hodkinson. With Phil's retirement, the CR mantle and the Board challenge for future progress now passes to Peter Cummings.

2008

Rarely can a Chairman predict with such confidence the shape of markets in the year ahead. Our prognosis is for continuing uncertainty in the money and capital markets, and for slower volume growth in most of our trading markets. Tough though this may be, we are confident that we are well positioned to take advantage of the opportunities that this scenario will inevitably present and that we will continue to create shareholder value in these markets. To do so requires no let-up on the discipline we apply to each part of our strategy. Growth will be tempered as necessary by strong capital and liquidity disciplines. It is management's job to ensure that HBOS capitalises on the opportunities that present themselves in every market scenario. We are well placed to capture our share of the markets in which we operate. Shareholders can be assured that the perspective that shapes our ambition is the recognition that responsibility for the Company's performance is ours and ours alone.

Dennis Stevenson
Chairman

Business Review



For more information please visit www.hbosplc.com

In this section you will find:





Retail
Corporate
Insurance & Investment
International
Treasury & Asset Management
Corporate Responsibility

Chief Executive's Report



Andy Hornby
Chief Executive

In 2007, the disciplined execution of our strategy has resulted in good earnings growth for our shareholders despite difficult market conditions. With our multi-brand distribution strength, strong balance sheet and low cost operating platforms, we are well placed to take opportunities presented by these difficult markets and deliver good growth in shareholder value over the next few years.

Our strategy has five key elements designed to create enduring value for shareholders:

- Growing the UK franchise
- Targeted international growth
- Cost leadership
- Capital discipline
- Colleague development

For each of these elements we have a number of key performance measurements which help investors understand the scale and rationale for our ambitions. In this section of the Annual Report we have set out the strategy deployed in our chosen markets and the pre-determined measures of performance. In the divisional sections that follow we report on the financial and operational performance of all our businesses in greater detail.

Growing the UK franchise
Growing our UK businesses remains our number one priority. In our Retail business we have around 23 million customers to whom we provide a wide range of financial services. We operate with several brands in the savings, mortgage and unsecured credit markets which allow us to segment and manage more effectively the risk:reward potential of individual customer groupings. We aim to secure, over time, market shares across our products within a 15%-20% range. The actual market shares achieved in any operating period are however governed by the sustainability of returns. This will see us take more or less market share than our central assumptions, as competitive conditions dictate the right action for the creation of enduring value for shareholders.

Key Performance Indicator
Estimated UK market shares



20 % Mortgages
16 % Savings
13 % Banking
10 % Personal Loans
9 % Credit Cards
7 % Household Insurance
6 % Investment
5 % Business Banking
3 % Motor Insurance

Growing the UK franchise
Targeted international growth
Cost leadership
Capital discipline
Colleague development

In our Corporate business we continue to concentrate on markets where we have real expertise and can generate superior returns. Through a focus on the individual risk:reward characteristics of alternative asset classes, we aim to bring a clear value-enhancing specialisation to our customer relationships. Assets are originated on the basis that they will be held on the balance sheet in their entirety, even if subsequently a proportion of debt or equity positions are sold down to other market participants. This discipline ensures there is no disconnect between a decision to lend and the potential availability of higher returns through sell down activity when market conditions are supportive.

In our Insurance & Investment businesses we believe we are uniquely well placed to benefit from the opportunities that being the largest UK liquid saver provides. This, together with ongoing supportive demographics, gives us a real opportunity to capture a strong share of the sector growth in investment sales. In general insurance, we offer a range of insurance services from household to motor cover. We target growth by aligning our insurance offerings to existing Group customers with other products and in the wider market to new customers, both via multi-brand propositions.

Targeted international growth
Internationally we continue to grow our businesses by taking the formula that has served us so well in the UK to other markets that we understand. In Australia, where we have been operating for over 10 years, we are expanding on our strong West Coast presence and are now establishing our Commercial and Retail banking capability in Eastern Australia. In Ireland, we are in our second full year of expansion into the provision of retail banking facilities through the now almost complete establishment of a branch network. In Europe and North America we have increased our distribution capability in our European Financial Services operations and are expanding our corporate banking activities in the US and Canada.

Key Performance Indicator
International division's share of underlying profit before tax (excluding Group Items)


2007
13%
2006*
11%
International

Cost leadership
The HBOS cost leadership ambition relative to the major peers is derived from an understanding that it is a source of sustainable competitive advantage. Cost leadership can provide pricing power and the ability to offer customers a lower price for the same returns. It can also offer the opportunity to capture market share from others without any erosion of credit quality, thereby growing sustainable revenues. Cost leadership at HBOS does not mean reduced investment in our businesses but it does mean a cultural focus on taking out the least productive costs and reinvesting these savings in growing value for shareholders.

Key Performance Indicator
Cost:income ratio


40.9 %
2007
41.0 %
2006*

* 2006 has been restated, as announced on 12 June 2007, to reflect the divisional reorganisation and the change in definition of underlying.

Chief Executive's Report continued

Capital discipline

We accept that capital is owned by our shareholders who expect us to treat it as a scarce resource, deploying it to achieve sustainable returns throughout the economic cycle. As the dislocation in financial markets in 2007 has shown, capital strength is also required to cushion against the shocks that are a periodic feature of banking. Whether capital is utilised for growth, or returned to shareholders when surplus, is governed by the stability of target capital ratios and the sustainability of returns that can be generated by further capital deployment.

During 2007, the FSA approved our Advanced Measurement Approach ('AMA') operational risk and Advanced Internal Ratings Based ('AIRB') credit risk waivers and, as from 1 January 2008, we are now operating under the Basel II capital ratio regime. This advanced capital regime has redefined both the size and nature of the capital resources available to HBOS as well as the level of risk weighted assets. It has not however changed our approach to capital management.

Key Performance Indicators
Tier 1 Ratio Basel I


7.4 %
2007
8.1 %
2006

Tier 1 Ratio Basel II


7.7 %
2007
7.5
8.5

Colleague development

As we face the unprecedented financial turmoil in global markets, our focus on colleague development has never been more important. Our ability to execute our strategy relies on engaging with, and motivating, all of our colleagues to deliver consistently outstanding performance. Our colleague strategy is therefore very clear. We aim to have the strongest leadership teams in the sector and we are very clear about the high expectations of both what our leaders deliver and how they do this. We provide all our colleagues with ongoing opportunities to learn and to develop their careers and we constantly evaluate our efforts to create a positive working environment that reflects the diversity of our colleagues. We keep all aspects of our reward systems under continuous review to ensure they deliver the right reinforcement in respect of recruitment, retention and motivation. Through our Colleague Opinion Survey we track our leadership and capability indices as well as employer and product advocacy.

Our Leadership Index is a composite index. The key performance indicator below shows the percentage of colleagues who agreed with 12 statements about good leadership in HBOS. The Index is derived from our annual Colleague Opinion Survey, conducted by Mori.

Key Performance Indicator
Leadership Index


76 %
Leadership 2007
76 %
Leadership 2006

Our Performance

Profit growth

Underlying earnings per share increased by 6% to 106.2p (2006 100.5p). This is after recording negative fair value adjustments on traded investment securities of £227m and claims of £135m arising from the 2007 summer floods.

Underlying profit before tax increased by 3% to £5,708m (2006 £5,537m). Corporate, Insurance & Investment and International all achieved double digit underlying profit growth, more than offsetting the reduced profit in Retail and Treasury. Profit after tax increased by 4% to £4,109m (2006 £3,934m). Profit before tax decreased by 4% to £5,474m (2006 £5,706m), predominantly reflecting the disposal of Drive in 2006 and the reduction in policyholder tax payable.

Dividends and capital

We have today proposed a final dividend of 32.3p resulting in a full year dividend up 18% to 48.9p (2006 41.4p).

At the end of 2007, our Basel I Tier 1 ratio was 7.4% (2006 8.1%), reflecting strong risk weighted asset growth in 2007 and our decision not to pursue non-equity capital issuance in the latter part of the year. Tier 1 gearing was stable at 24.7% (2006 25.0%).

Basel II

Basel II capital ratios at 1 January 2008 were 7.7% Tier 1 (Basel I 7.4%) and 11.0% Total Capital (Basel I 11.1%). Our assessment of our capital strength today under Basel II remains broadly unchanged from Basel I and thus we have determined that, going forward, we should set a Basel II Tier 1 target range of 7.5%-8.5%.

Liquidity

During the dislocation in financial markets in the latter part of 2007, customer deposit growth and the supply of wholesale funding to HBOS remained strong. In recent years, prior to the dislocation, we had prudently and consistently lengthened the maturity profile of our wholesale funding, whilst at the same time diversifying the types and sources of funding. This has been at some cost to margins during this period but has given us the necessary flexibility to operate in these challenging markets. We will continue to ensure that we maintain an appropriate liquidity profile consistent with our planned business growth.

Growth

Advances to customers increased by 14% to £430.0bn (2006 £376.8bn), reflecting the strong growth in Corporate (22%) and International (38%), with lower growth in Retail (7%).

Growth in Corporate lending originations increased in the second half reflecting the changing conditions. However, we continued to approach the market selectively, and despite slower secondary markets we continued to sell down to hold levels with which we are comfortable. During 2007, Corporate lending growth was 30% before sell downs and 22% after sell downs.

International lending grew by 38% with growth being delivered across all three businesses reflecting the continued expansion of our overseas activities.

We enjoyed an extremely strong second half in the mortgage market with our net share of lending increasing to 22% (up from 8% in the first half). As already announced, we will no longer set half-yearly or annual net lending targets and will favour profitable growth over market share.

Customer deposits increased by 15% to £243.2bn (2006 £211.9bn). As the UK's number one provider of liquid savings, and with a multi-brand approach to the savings market, our Retail division saw customer deposits increase by 9%. In Corporate, deposits increased by 12%, and in International by 35%.

UK Investment sales increased by 14% to £16,300m Present Value of New Business Premiums ('PVNBP') (2006 £14,356m) driven by strong growth in Bancassurance (up 17%) and Wealth Management (up 26%). Sales in Intermediary fell 2% as we refocused the business around individual pensions and investment business. General Insurance sales decreased by 1% to £1,761m Gross Written Premiums ('GWP') (2006 £1,786m, excluding Paymentshield). Sales of Repayment Insurance fell by 9%, largely offset by increased sales in Household (up 5%) and Motor (up 12%).

Margins
The Group net interest margin fell by 9bps to 1.63% (2006 1.72%). The main driver of this reduction was in Retail where margins fell 12bps reflecting the competitive pressure on mortgages in the first half and the increased costs of wholesale funding in the second half. In Corporate, margins declined by 19bps as a result of competitive pressures in the first half and changes to the asset mix. International margins declined by 4bps reflecting the greater proportion of retail business, particularly in Australia.

Efficiency
Underlying net operating income increased by 6% to £12,903m (2006 £12,117m). Underlying net interest income decreased by 1%, due to the trends in margins. Underlying non-interest income increased by 18%, primarily reflecting strong growth in Corporate.

Underlying operating expenses increased by 7% to £5,274m (2006 £4,908m). This increase includes £75m of costs associated with our cost efficiency programme. Further investment was incurred in expanding our International operations, in particular the continuing rollout of retail branches in Ireland and the commencement of a retail and business banking branch opening programme on Australia's East Coast.

The cost:income ratio was stable at 40.9% (2006 41.0%). We remain committed to cost leadership as a competitive advantage, while continuing to invest for profitable future growth in attractive markets.

Credit quality
Credit experience remained relatively benign throughout 2007. In common with industry expectations, going forward we expect some modest deterioration in certain sectors and markets, consistent with the general global economic slowdown.

Impaired loans as a percentage of advances fell to 2.07% (2006 2.18%). Impairment losses increased by 15% to £2,012m (2006 £1,742m) representing 0.50% of average advances (2006 0.48%).

In Retail, secured impairment losses, continuing to reflect the substantial equity in the mortgage book, were only £28m (2006 £108m). As guided, Retail unsecured impairment losses in the second half were lower than in the first half at £576m (H1 2007 £690m).

In Corporate, impaired loans are running at a higher level than the historically low figures seen in 2006 reflecting our reassessment of the outlook for a number of higher risk credits. Corporate impairment losses were higher at 0.61% of average advances (2006 0.50%).

In International, credit quality remains strong as we continue to diversify the lending book across different geographies and markets.

In Treasury, we have not incurred any credit impairments and thus we expect that the £227m negative fair value adjustments taken to the income statement and the £509m post-tax adjustments taken to the available for sales reserve in the balance sheet will reverse over time.

Taxation
Changes in corporation tax rates have resulted in a net benefit of £171m to reported attributable profit arising from a reduction in deferred tax net liabilities of £178m offset by a £7m (£10m pre-tax) reduction in the value of leasing assets. This one-off net benefit has been excluded from our underlying results. The effective tax rate for HBOS in 2007 (excluding policyholder tax and the above one-off benefit) was 28.0% (2006 28.3%).

Outlook

The current turmoil in global financial markets introduces considerable uncertainty into the plans of all financial institutions. We are planning on the assumptions that market conditions will remain uncertain throughout 2008.

In Retail, in this environment we will continue to favour profitable growth over market share. Over the last five months we have seen mortgage prices adjust in the light of increased funding costs. Our strong multi-brand savings franchise has been to the fore in 2007 and we expect to see strong deposit growth in 2008, despite an expected increase in competition for retail funds.

In Corporate, we are now moving into a cycle where the strong contribution from our investment portfolio will give way to a more balanced contribution from origination revenues and investments.

We continue to see good growth potential in the Insurance & Investment contribution to Group profit as the size of our investment in-force business increases to mitigate the strain from new business. We also continue to see good prospects for sales growth in both insurance and investment business lines.

Whilst our International businesses profit performance will be more restrained in 2008 as we increase our investment in their future, we remain confident that this investment will also underpin stronger profit growth in future years.

For our Treasury & Asset Management division, the key focus for our Treasury team is the management of our funding and liquidity during the financial markets dislocation. We entered this period confident in our funding profile and capital base. This has served us well and we intend to maintain robust liquidity and capital positions going forward. The negative fair value adjustments taken in 2007 to the Income Statement and Balance Sheet, which were in respect of non-credit impaired investment securities, are expected to reverse out over time as financial markets stabilise and the relevant assets approach maturity.

The UK economy is forecast to grow by around 2.0%-2.25% this year, just below the long run trend rate. Employment is very high and the Bank of England may well announce further rate cuts during the year. We expect the UK economy to move over time from being consumption led to a better balance between consumer demand and a higher level of savings by UK householders. We expect house price growth to be flat in 2008. Sound fundamentals underpin the housing market, in particular, record levels of employment and a continuing shortage of new properties.

We expect financial markets to be difficult in 2008 but our combination of balance sheet strength, diversified business mix and stringent cost control, together with relative margin stability, leaves us well positioned to take opportunities presented in these markets and deliver good growth in shareholder value over the next few years.

Andy Hornby
Chief Executive

Five Year Summary
For the years ended 31 December

	2007 £m	2006 £m	2005 £m	2004 £m	2003 £m
Income Statement					
Net operating income	**21,291**	22,714	23,617	16,563	8,946
Operating expenses [5]	**14,070**	15,571	17,244	11,304	3,968
Impairment losses on loans and advances/provisions for bad and doubtful debts	**2,012**	1,742	1,599	1,255	1,025
Group underlying profit before tax/Group profit before tax and exceptional items [1]	**5,708**	5,537	4,842	4,279	3,885
Profit before taxation	**5,474**	5,706	4,808	4,609	3,766
Profit after taxation	**4,109**	3,934	3,262	3,337	2,675
Balance Sheet					
Total assets	**666,947**	591,029	540,873	479,674	408,413
Debt in issue [2] [6]	**230,773**	203,342	178,215	150,967	112,740
Equity share capital	**1,131**	1,139	1,157	981	963
Shareholders' equity (excluding non-equity interests)	**21,849**	20,685	18,265	16,522	15,225
	%	%	%	%	%
Performance Ratios					
Post tax return on mean equity [3] [5]	**19.7**	20.8	19.6	19.6	17.7
Underlying cost:income ratio [1] [7]	**40.9**	41.0	42.2	44.7	41.6
Net interest margin [4]	**1.63**	1.78	1.80	1.79	1.77
					per ordinary share
	pence	pence	pence	pence	pence
Shareholder Information					
Dividends	**48.9**	41.4	36.1	32.95	30.9
Basic earnings	**106.2**	100.6	82.2	79.7	63.6
Underlying earnings [1] [5]	**106.2**	100.5	86.4	78.0	68.5

The financial information for 2005 to 2007 is prepared in accordance with International Financial Reporting Standards ('IFRS') as adopted by the European Union at the date the financial statements were approved by the Board. IAS 32, IAS 39 and IFRS 4 only became effective from 1 January 2005. In order to provide more meaningful comparative information, the 2004 financial information above has therefore been prepared on a 'pro forma' basis. This includes the impact of these standards with the exception of the income statement impact of derivative hedge accounting. Financial information for 2003 is prepared in accordance with UK GAAP.

Notes relating to the 2004 to 2007 financial information

(1) References to underlying relate to the financial information for 2004 to 2007 and incorporate the following adjustments:

- Excluding regulatory provisions, the impact of the change in corporation tax rates, the profit on sale of Drive, goodwill impairment, policyholder tax payable, the impact of short term fluctuations and changes to economic assumptions for Long Term Assurance Business accounted for on an embedded value basis;
- Netting against income of operating lease depreciation, impairment on investment securities, changes in insurance and investment contract liabilities, change in unallocated surplus and net claims incurred on insurance contracts; and
- Including share of profits of associates and jointly controlled entities within underlying non-interest income.

(2) Debt in issue comprises debt securities in issue and other borrowed funds.

(3) Post tax return on mean equity is calculated by dividing underlying profit attributable to ordinary shareholders by the monthly average of ordinary shareholders' funds.

(4) Net interest margin in 2007 reflects the sale of Drive in 2006. The equivalent margin for 2006 is 1.72%.

Notes relating to the 2003 financial information

(5) Excluding exceptional items.

(6) Debt in issue comprises debt securities in issue and subordinated liabilities.

(7) The underlying cost:income ratio is calculated excluding exceptional items and goodwill amortisation and after netting operating lease depreciation, amounts written off fixed asset investments and general insurance claims against operating income.

Retail



For more information please visit www.hbosplc.com

In this section you will find:

Retail brands:



Dan Watkins
Chief Executive, Retail Products



BANK OF SCOTLAND
HALIFAX
Always giving you extra
BM BIRMINGHAM MIDSHIRES
BANK OF SCOTLAND BUSINESS BANKING
BANK OF SCOTLAND PRIVATE BANKING
Colleys
The valuation and surveying service from HBOS
TMB
The Mortgage Business
INTELLIGENT FINANCE
BOS INTERNATIONAL

Retail is the UK's biggest provider of liquid savings. Our multi-brand approach offers customers a range of simple, value for money products.

Divisional Summary



Our Products and Markets

Simple, value for money products
Using a multi-brand strategy, Retail provides a range of personal and business banking products and services to 23 million customers through a broad distribution base including branches, direct mail, telephone and internet services. A further review of the key markets in which we operate and our performance is set out in the operational performance section on pages 22 to 23.

Banking
Our bank accounts range from full facilities current accounts to basic social banking facilities. HBOS remains at the forefront in the development of the personal banking market and continues to challenge the traditional high street banks' approach to personal banking, offering excellent value for money products.

Savings
HBOS is the market leader in respect of liquid savings with a 16% share of UK Household Sector Liquid Assets. Savings products are offered through the four brands of Halifax, Bank of Scotland, Birmingham Midshires and Intelligent Finance. Products cater for all elements of the savings market including childrens' accounts, tax-free savings, fixed rate and regular savings accounts. The UK savings market offers good long-term growth opportunities. As market leader and with multiple brands in this market, we are well placed to capture profitable growth in savings.

Mortgages
We offer a broad range of products to suit the circumstances of the majority of potential borrowers, targeted through the five brands of Halifax, Bank of Scotland, Birmingham Midshires, Intelligent Finance and The Mortgage Business. Products focus predominantly on prime residential mortgages but also cover a range of more specialist needs. Intelligent Finance's mortgages cater for the offset mortgage market, where customers' savings and banking balances are utilised to reduce the level of mortgage repayments.

Personal Loans and Credit Cards
Personal Loans and Credit Cards are both offered through the Halifax, Bank of Scotland and Intelligent Finance brands. Credit Cards are also provided through a number of affinity brands such as charity cards where a proportion of income earned is donated to the charity.

Business Banking
The business banking products offered through the Bank of Scotland Business Banking brand comprises a full range of banking services to small businesses, typically those with an annual turnover of up to £1m.

Other Retail services
Retail also operates a number of joint ventures, such as Sainsbury's Bank and through our distribution network Retail distributes the Group's long-term investment, pension and life assurance products, making HBOS the number one bancassurer in the UK. Additionally, we provide a host of other ancillary activities including estate agency services through our Halifax Estate Agency chain, valuation services via our Colley's Valuation & Surveying Services business, and share dealing services through Halifax Share Dealing Ltd.

Our Strategy

We offer our customers easy to understand, competitively priced and straightforward products which, combined with a rigorous approach to cost control and risk management, enables us to convert carefully selected growth in sales into long-term growth in shareholder value.

Growing profitable market share of retail products
We believe that our uniquely strong sales and distribution model will allow us to grow profitable market shares of between 15% and 20% in the core markets in which we operate. Our approach is based on offering customers better value products, providing them with excellent service levels and ensuring we treat them fairly.

Controlled credit risk – balancing risk and growth
We carefully judge the appropriate pace of growth in different markets according to prevailing and expected conditions. We continually re-evaluate our credit risk underwriting criteria and have, where necessary, made refinements to our credit scoring techniques and methods to ensure that the level of risk we are accepting is commensurately priced.

Provide consistently good customer service
We aim to improve our customer ratings for satisfaction with our service compared to our banking peers. We achieve this by improving the day-to-day interactions between our colleagues and customers, by streamlining our processes and by introducing new services to meet customer needs.

Cost leadership
Our cost leadership position is now well established. We aim to continue to control costs, allowing us to absorb business volume growth, whilst at the same time investing in initiatives aimed at generating future revenue growth thus further reducing our cost:income ratio which, in turn, allows us to invest in good value products for customers.

Key Performance Indicators

Our key performance indicators are used to measure progress against our strategy.

Estimated UK market shares

%	
20	Mortgages
16	Savings
13	Banking
10	Personal Loans
9	Credit Cards
5	Business Banking

Impaired loans as a % of closing advances

%	
2.59	2007
2.72	2006

Customer satisfaction

%	
59	HBOS 2007
56	Big Four 2007
59	HBOS 2006
54	Big Four 2006

Source: GFK NOP. Proportion of customers who were 'delighted' or 'completely satisfied' with service from their bank.

Cost:income ratio

%	
39.7	2007
38.4	2006


Retail

Strategy

Retail's strategy is focused on creating shareholder value by delivering superior customer value across a broad spectrum of products and distribution channels. We offer our customers easy to understand, competitively priced and straightforward products which, combined with a rigorous approach to cost control and risk management, enable us to convert carefully selected growth in sales into long-term growth in shareholder value.

We believe that our uniquely strong sales and distribution model will allow us to grow profitable market shares of between 15% and 20% in the core markets in which we operate. Our approach is based on offering customers better value products, providing them with excellent service levels and ensuring we treat them fairly.

Utilising our multi-branded product range and broad distribution model we will:

Grow profitable market share through offering good value products that attract new customers and encouraging existing customers to increase their product holdings with us

It is our aim to ensure that we remain at the forefront in banking by continually challenging the traditional high street banks and growing our market share in this segment. Business Banking also offers substantial opportunities for profitable growth and we aim to grow the market shares and profits in this business.

As well as attracting new customers with innovative and value adding products, we aim to maintain long-term relationships with our customers and meet a greater share of their financial needs. We will achieve this through providing excellent service, offering additional products that are more effectively targeted to meet customer needs and providing extra value that recognises the customer relationship with us.

Target growth that achieves the right balance between risk and reward

We carefully judge the appropriate pace of growth in different markets according to prevailing conditions and our expectations of how they will evolve. We continually re-evaluate our credit risk underwriting criteria and have, where necessary, made refinements to our credit scoring techniques and methods to ensure that the level of risk we are accepting on to our balance sheet is commensurately priced for and that we attain the appropriate level of return for the risk being underwritten.

Provide consistently good customer service

Our objective in this respect is to improve our customer ratings for satisfaction with our service compared to our banking peers. We achieve this by improving the day-to-day interactions between our colleagues and customers, by streamlining our processes and by introducing new services to meet customer needs. We measure our relative performance through a telephone survey of our customers and those of our banking peers administered by an independent research agency.

Keep tight control of costs

Our credentials in respect of cost control within Retail are now well established. Our aim is to continue to control costs, allowing us to absorb business volume growth, whilst at the same time investing in initiatives aimed at generating future revenue growth and further reducing our cost:income ratio.

2007 Performance

Underlying profit before tax in Retail decreased by 13% to £2,049m (2006 £2,364m), predominantly reflecting more subdued growth at lower margins. Underlying net operating income fell by 2% whilst underlying operating expenses were just 1% higher. As a result the cost:income ratio increased to 39.7% (2006 38.4%).

Credit experience unfolded largely as expected with the impairment losses in the second half of the year (£616m) lower than that in the first half (£678m), resulting in a full year charge of £1,294m (2006 £1,097m), an increase of 18%. However, impaired loans fell to 2.59% (2006 2.72%) of closing advances, reflecting improvements in both secured and unsecured portfolios.

Mortgage sales improved in the second half following a disappointing first half performance. Savings and Bank Account sales were strong throughout the year whilst lower sales in unsecured lending reflected our continued cautious approach and reduced appetite for such risk.

Growing the UK franchise
Targeted international growth
Cost leadership
Capital discipline
Colleague development

Improving customer security

Our new security centre was launched on www.halifax.co.uk and www.bankofscotland.co.uk to help improve customer security. It provides advice on tools including firewalls and anti-virus software.

www.

Income Statement	Year ended 31.12.2007 £m	Year ended 31.12.2006 £m
Underlying net interest income	**4,099**	4,188
Underlying non-interest income	**1,304**	1,352
Mortgages and Savings	**488**	493
Banking	**471**	428
Business Banking	**41**	31
Personal Loans	**123**	109
Credit Cards	**245**	286
Other	**50**	49
Fees and commission income	**1,418**	1,396
Fees and commission expense	**(114)**	(66)
Other operating income	**31**	20
Share of (losses)/profits of associates and jointly controlled entities	**(9)**	2
Impairment on investment securities	**(22)**	
Underlying net operating income	**5,403**	5,540
Underlying operating expenses	**(2,147)**	(2,127)
Staff	**(1,086)**	(1,056)
Accommodation, repairs and maintenance	**(9)**	(10)
Technology	**(52)**	(54)
Marketing and communication	**(174)**	(179)
Depreciation: Property and equipment and intangible assets	**(70)**	(69)
Other	**(84)**	(101)
Sub total	**(1,475)**	(1,469)
Recharges:		
Technology	**(257)**	(263)
Accommodation	**(274)**	(262)
Other shared services	**(141)**	(133)
Underlying operating profit before provisions	**3,256**	3,413
Impairment losses on loans and advances	**(1,294)**	(1,097)
Underlying operating profit	**1,962**	2,316
Non-operating income	**87**	48
Underlying profit before tax	**2,049**	2,364
Net interest margin	**1.66%**	1.78%
Impairment losses as a % of average advances	**0.53%**	0.48%
Cost:income ratio	**39.7%**	38.4%
Loans and advances to customers	**£253.4bn**	£237.7bn
Risk weighted assets	**£117.6bn**	£112.4bn
Customer deposits	**£158.3bn**	£144.6bn

Operating Income and Margins

Total net operating income decreased by 2% to £5,403m (2006 £5,540m) with net interest income 2% lower at £4,099m (2006 £4,188m) and non-interest income 4% lower at £1,304m (2006 £1,352m).

Fees and commissions income grew by 2% to £1,418m (2006 £1,396m). Growth in Banking fees was partially offset by a reduction in Credit Card fee income and lower commissions from the sale of Repayment Insurance in relation to unsecured lending products. Ex gratia refunds to customers in respect of bank charges have been reported outside of the underlying results as they relate predominantly to fees charged in prior years. The increase in fees and commissions expense predominantly reflected growth in mortgage fees paid in respect of customer retention.

The table below summarises the movements in net interest margins and spreads.

Net Interest Margins and Spreads	Year ended 31.12.2007 £m	Year ended 31.12.2006 £m
Net Interest Income:		
Interest receivable	**17,511**	14,331
Interest payable	**(13,547)**	(10,284)
Capital earnings	**135**	141
	4,099	4,188
Average Balances:		
Total interest earning assets	**246,838**	235,371
Interest bearing liabilities		
– deposits	**157,353**	145,756
– other	**89,485**	89,615
Total interest bearing liabilities	**246,838**	235,371
Average Rates:	**%**	%
Gross yield on interest earning assets	**7.10**	6.09
Cost of interest bearing liabilities	**(5.49)**	(4.37)
Net Interest Spread	**1.61**	1.72
Capital earnings	**0.05**	0.06
Net Interest Margin	**1.66**	1.78

Mobile banking boost

In August, a seventh mobile bank joined HBOS's fleet of vehicles serving remote Scottish locations.

BANK OF SCOTLAND

Growing online

The Halifax and Bank of Scotland online banking service now has 2.4m active users.

2.4m

The net interest margin fell by 12bps compared to the previous year with the key movements as follows:

Movement in margin	Basis points
Net interest margin for the year ended 31 December 2006	178
Mortgages and Savings	(17)
Banking	7
Credit Cards	(1)
Capital Earnings	(1)
Net interest margin for the year ended 31 December 2007	**166**

In aggregate, product spreads fell by 11bps in the year. The highly competitive conditions in the mortgage market in the first half, combined with the adverse impact of increased wholesale funding costs and a more competitive savings market in the second half of the year, led to a 17bps fall in the combined Mortgages and Savings spread. The contribution from Banking improved by 7bps, reflecting a combination of balance growth and improved product spreads.

The cost of LIBOR based wholesale funding increased significantly in 2007, particularly in the second half of the year. In 2007, the average one month LIBOR to Bank Base Rate differential increased to 33bps from 17bps in 2006. This difference was more pronounced in the second half of 2007 at 48bps compared to 20bps in the first half. The overall increase in one month LIBOR funding cost in the second half of 2007 compared to the first half of 2007 amounted to £72m.

Operating Expenses

Underlying operating expenses were up just 1% to £2,147m (2006 £2,127m), reflecting the benefits of cost saving initiatives instigated in prior years together with new efficiencies arising from our ongoing cost management programme. These benefits allow us to absorb both volume related increases and reinvest in the future development of the Retail business. The cost:income ratio increased to 39.7% (2006 38.4%).

Credit Quality and Provisions

Overall credit quality remains strong with 93.0% (2006 92.7%) of customer loans secured on residential property. Total impaired loans fell to 2.59% (2006 2.72%) of closing advances.

Impairment losses as a percentage of average advances were 0.53% (2006 0.48%). Total impairment losses increased by 18% to £1,294m (2006 £1,097m), comprising £28m (2006 £108m) for secured lending and £1,266m (2006 £989m) for unsecured lending. Provisions as a percentage of closing advances were unchanged at 0.89% (2006 0.89%), and total provisions coverage of impaired loans increased slightly to 34% (2006 33%).

Loans past due up to three months but not impaired total £7.3bn (2006 £6.8bn).

Secured Impairments

Total impaired secured loans increased to £4,234m (2006 £4,047m), but fell to 1.80% (2006 1.84%) as a percentage of closing advances. Mortgages in arrears but not in possession also fell to 1.67% (2006 1.70%) of closing advances. Mainstream arrears decreased but specialist arrears increased in line with our expectations. We take comfort from the strength of collateral within our mortgage portfolio with the average indexed Loan to Value ('LTV') of the portfolio remaining at 44% (2006 44%) and 65% (2006 62%) of mortgages having an LTV of less than 70%. New lending during 2007 had an average LTV of 65% (2006 64%).

Secured provisions as a percentage of closing advances decreased to 0.14% (2006 0.19%). Low rates of new business delinquency have continued throughout 2007. Lower secured impairment losses and the stable LTV of the impaired portfolio have supported a reduction in provisions coverage of impaired loans to 8% (2006 10%), in line with the half year. The average LTV of the impaired mortgage portfolio remained at 57% (2006 57%). The equivalent figures for impaired mainstream and specialist mortgages were 52% (2006 52%) and 66% (2006 68%) respectively. The secured impairment charge as a percentage of average advances decreased to 0.01% (2006 0.05%).

Growing the UK franchise
Targeted international growth
Cost leadership
Capital discipline
Colleague development

Most parent-friendly bank

For the fourth year running, in 2007 Halifax received *Tommy's* 'Most Parent Friendly Bank' award.




HALIFAX
Always giving you extra

Two prestigious awards

HBOS scooped 'Best Banking Provider' and 'Best Student Banking Provider' at the *Your Money* magazine awards.


HBOS plc

Arrears	Cases 000s 31.12.2007	31.12.2006	Total Mortgages % 31.12.2007	31.12.2006	Value of Debt £m* 31.12.2007	31.12.2006	Total Mortgages % 31.12.2007	31.12.2006
Mainstream	**26.3**	28.3	**1.16**	1.17	**2,274**	2,362	**1.33**	1.46
Specialist	**9.3**	7.8	**1.97**	1.76	**1,627**	1,366	**2.59**	2.40
Total	**35.6**	36.1	**1.30**	1.26	**3,901**	3,728	**1.67**	1.70

* Value of debt represents total book value of mortgages in arrears.

Unsecured Impairments

Total impaired unsecured loans reduced to £2,322m (2006 £2,411m), representing 13.04% (2006 13.17%) of closing advances. Provisions as a percentage of closing advances increased to 10.78% (2006 9.29%), with provisions coverage as a percentage of impaired loans being further strengthened to 83% (2006 71%). Whilst impairment losses for the year as a whole increased by 28% to £1,266m (2006 £989m), the second half charge of £576m was, as expected, lower than the first half charge of £690m.

Personal Loans

Impaired personal loans decreased to 16.1% of closing advances (2006 17.0%). Provisions as a percentage of closing advances increased to 12.9% (2006 11.5%).

Credit Cards

Impaired loans decreased to 15.0% of closing advances (2006 15.4%). Provisions as a percentage of closing advances increased to 13.1% (2006 11.4%). Continued stability in overdrawn limits and utilisation levels is encouraging whilst the increase in arrears roll rates reflects a tightening of controls over repayment plans, ensuring that higher risk accounts continue to move through collections more quickly.

	31.12.2007 %	31.12.2006 %
Credit utilisation[1]	**27.6**	28.1
Overdrawn limits[2]	**7.1**	6.9
Arrears roll rates[3]	**63.6**	58.1

[1] percentage of total available credit lines that are drawn down excluding unutilised expired cards.
[2] percentage of accounts in excess of credit limit.
[3] percentage of credit card balances in arrears that have worsened in the period.

Bank Accounts

Impaired loans have decreased to 5.0% of closing advances (2006 5.3%). Provisions as a percentage of closing advances increased to 4.1% (2006 3.6%).

Business Banking

Impaired loans have increased to 6.5% of closing advances (2006 5.3%) and provisions as a percentage of closing advances increased to 3.6% (2006 3.5%). This is in line with expectations given the current stage in the evolution of this business.

(The information set out below and overleaf forms an integral part of the audited financial statements as described in the Accounting Policies section of the Financial Statements on page 160.)

Asset Quality Information	As at 31.12.2007	As at 31.12.2006
(i) Exposure		
	£bn	£bn
Loans & advances to customers	**253.4**	237.7
Impairment provisions on advances	**2.3**	2.1
Loans & advances to customers before impairment provisions	**255.7**	239.8
Classification of advances*	**%**	%
Residential mortgages	**92.6**	92.1
Other personal lending:		
Secured Personal Loans	**0.4**	0.6
Unsecured Personal Loans	**3.7**	3.7
Credit Cards	**2.7**	3.0
Banking	**0.6**	0.6
Total	**100.0**	100.0
Analysis of residential mortgages	**%**	%
Mainstream balances	**73.2**	74.0
Specialist balances**	**26.8**	26.0
Total	**100.0**	100.0
New business profile of residential mortgages	**%**	%
Mainstream balances	**69.7**	69.3
Specialist balances	**30.3**	30.7
Total	**100.0**	100.0

* Before impairment provisions.
** Comprising predominantly buy to let and self-certificated mortgages.

Best overall business bank

Bank of Scotland Business Banking has, for the second year, been named as 'Best Overall Business Bank' at the *Business Moneyfacts Awards* 2007.

BANK OF SCOTLAND
BUSINESS BANKING

Retail continued

	As at 31.12.2007	As at 31.12.2006
(ii) Credit Quality and Collateral		
Loans and advances to customers are analysed as follows*	**£bn**	£bn
Neither past due nor impaired [1]	**241.8**	226.5
Past due up to 3 months but not impaired [2]	**7.3**	6.8
Impaired	**6.6**	6.5
Total	**255.7**	239.8
Loan to value analysis of residential mortgage book	**%**	%
Less than 60% (averaging 28%, 2006 28%)	**46.7**	45.7
60% to 70%	**18.2**	16.5
70% to 80%	**18.3**	18.8
80% to 90%	**13.3**	15.3
Greater than 90%	**3.5**	3.7
Total	**100.0**	100.0
Average loan to value	**%**	%
Stock of residential mortgages	**44**	44
New residential lending	**65**	64
Impaired mortgages	**57**	57
Note: LTV analysis is based on indexed valuation for stock and valuation at inception for new loans.		
Impaired loans*	**£m**	£m
Secured	**4,234**	4,047
Unsecured	**2,322**	2,411
Total	**6,556**	6,458
Impaired loans*	**£m**	£m
Past due 0 to 3 months	**165**	253
Past due 3 to 6 months	**2,302**	2,166
Past due 6 to 12 months	**1,383**	1,311
Past due over 12 months	**534**	597
Recoveries	**1,840**	1,814
Possession	**332**	317
Total	**6,556**	6,458
Impaired loans as a % of closing advances	**%**	%
Secured	**1.80**	1.84
Unsecured	**13.04**	13.17
Total	**2.59**	2.72

Impairment provisions on advances	**£m**	£m
Secured	**330**	408
Unsecured	**1,919**	1,700
Total	**2,249**	2,108
Impairment provisions as a % of closing advances	**%**	%
Secured	**0.14**	0.19
Unsecured	**10.78**	9.29
Total	**0.89**	0.89
Impairment provisions as a % of impaired loans	**%**	%
Secured	**8**	10
Unsecured	**83**	71
Total	**34**	33

* Before impairment provisions.

[1] Included in loans and advances that are neither past due nor impaired are £227m (2006 £291m) that would have been past due or impaired had their terms not been renegotiated.

[2] Secured £6.7bn (2006 £6.1bn) and unsecured £0.6bn (2006 £0.7bn).

(End of information that forms an integral part of the audited financial statements.)

Operational Performance

Lending Growth

Overall, loans and advances grew by 7% to £253.4bn (2006 £237.7bn) with the key components of growth as follows.

Mortgages

The mortgage market has remained strong throughout most of 2007 and ended the year with gross lending totalling £362bn (2006 £345bn). However, the market has recently seen a general slowdown in new business volumes.

In the first half our share of net lending was 8%. In the second half of the year, we benefited from improvements in both sales and customer retention resulting in a net lending share of 22%. Our full year gross lending market share was 20% (2006 21%) and this, together with a reduction in principal repaid market share to 23% (2006 24%), resulted in a net lending market share for the full year of 15% (2006 17%).

Our stock of mortgage assets ended the year at £235bn (2006 £220bn). The quality of the portfolio remained strong as evidenced by stability in the LTV of new business at 65% (2006 64%) and the overall book at 44% (2006 44%).

Best overall lender



For the sixth year in a row at the *Your Mortgage* awards, Halifax was awarded 'Best Overall Lender', underlining the quality of service and market-leading products on offer.


HALIFAX
Always giving you extra

Growing the UK franchise
Targeted international growth
Cost leadership
Capital discipline
Colleague development

Unsecured Personal Loans

The unsecured personal loans market remains competitive. Both the unsecured personal loans gross lending market and stock balances were almost unchanged in 2007 against 2006. Against this backdrop, we continue to focus on the acquisition of better quality business and marketing to existing customers. We have continued to increase the use of advanced pricing techniques to optimise customer profitability. We have maintained our share of gross lending at an estimated 10% (2006 10%) of the gross personal loans market. Balances remain stable at £6.6bn (2006 £6.6bn), with our market share of stock at 10% (2006 9%).

Credit Cards

In 2007 we continued to focus on the acquisition of higher quality Credit Card business and acquired 690,000 new credit card accounts (824,000 including those acquired through our JV partners), resulting in an estimated market share of 12% of new accounts. Total cardholder balances outstanding reduced by 3% to £6.8bn (2006 £7.0bn) compared with a reduction of 2% in the market, reflecting our lower appetite for new business and the continuation of our policy to proactively tighten credit availability.

Customer Deposits

The second half of the year saw very strong growth in deposits reflecting the strength of our savings franchise. Deposits increased by 9% to £158.3bn (2006 £144.6bn).

Retail Savings

Savings deposits increased by 12% to £139bn (2006 £124bn), compared to an estimated market growth of 8%. Competition for new deposits in the Savings market has increased markedly. Growth was achieved across all our brands, demonstrating the strength and diversity offered by our retail savings franchise and reinforcing our position as the UK's largest savings provider with an estimated share of Household Sector Liquid Assets of 16% (2006 16%). Strong inflows, in particular, were achieved through the Bank of Scotland and Birmingham Midshires brands and the branch-based Halifax Guaranteed Saver product.

In addition to net inflows, we continue to grow our customer base and remain committed to encouraging the next generation of savers. Two million new accounts were opened during the year of which 126,000 were children's accounts. 600,000 of all new accounts were opened by new to franchise customers, of which 90,000 represented children's accounts.

Bank Accounts

The launch of the Ultimate Reward Current Account, which offers a package of benefits in return for a monthly fee, has helped us to acquire one million (2006 879,000) new accounts this year of which 75% (2006 77%) are full facilities. We have an estimated market share of new current accounts of 22% (2006 22%). The strength of our banking proposition has been recognised by the Your Money awards for 'Best Student Bank Account' and 'Best Bank Account Provider' in 2007.

Business Banking

Our highly competitive market offering is designed to attract better quality business banking customers from the competition. During 2007 some 14,600 (2006 15,800) SME businesses switched to us. This quality business has contributed to a 16% increase in total income. 2007 also saw the launch of our innovative Total Business Account, the first business account to offer the full functionality of a current account with the benefit of a market leading deposit rate.

Reflecting the continued success of our business banking market offering, in February 2007 Bank of Scotland Business Banking was named 'Best Overall Business Bank' for the second consecutive year by Business Moneyfacts.

Risks and Uncertainties

The key risks and uncertainties faced by Retail include a slow down in the UK economy, a deterioration in the UK housing market, both in terms of falling house prices and reduced volumes, competitive pressures, availability of funding and regulatory and legislative change.

A significant deterioration in the UK economy driven by materially higher unemployment and/or interest rates could lead to a contraction in the mortgage market or falling house prices and bring further pressure to bear in the unsecured lending market, both of which could result in a downturn in business volumes leading to lower revenues and an increase in impairment losses.

No.1 for savings

HBOS is the UK's number one savings institution, and is responsible for 16p of every £1 saved in the UK.

No.1

Best buys

In August, *Moneyfacts* selected Halifax Web Saver, Halifax Extra Income Saver and Sainsbury's Internet Saver as consistent best buys.

Sainsbury's Bank

Retail continued

UK house price inflation slowed markedly in the second half of 2007 reflecting reduced affordability of borrowers and less availability of credit from mortgage lenders. While falls in house prices do not, in themselves, lead to higher impairment levels, there is an increased risk that borrowers are unable to refinance to lower mortgage rates. This, together with a reduction in the value of mortgage collateral, could lead to an increase in impairment losses.

In mitigation of these two factors, we have, over the last two to three years, taken a cautious approach to unsecured lending which has seen balances in these markets decline relative to our competitors. Further, in secured markets, the average loan to value in our mortgage book gives significant cushion in the event of falling house prices.

The UK retail banking market is relatively mature and competition is strong. Our ability to continue to grow and deliver our medium term strategic target of a market share of 15%-20% at acceptable returns to shareholders will be affected by competitor activity. Our low cost operating model together with our significant customer base and multiple brands gives us the strategic advantage to operate effectively and deliver a robust performance in the prevailing conditions.

Regulatory intervention is an ongoing feature of UK retail banking and changes could affect the profitability of our business. The main regulatory risk to Retail arises from the ongoing investigation into bank charges where HBOS is one of eight banks involved in a test case to resolve legal uncertainties concerning the fairness and lawfulness of unarranged overdraft charges. The test case was heard in January and February 2008 and we await the outcome.

Our ability to generate profitable growth depends on the pricing and availability of both retail and wholesale funding. To mitigate, we will utilise our enviable savings franchise to attract retail deposits and be very selective about our growth in assets, making judgements on the trade-off between volume, margin and credit risk.

Prospects

In 2008, a slowing UK economy and the effects of the dislocation in financial markets are expected to contribute to a moderation in the markets for UK credit based products and a substantial increase in competition for retail deposits. House price inflation is expected to be flat in 2008. Housing transactions are likely to fall from the levels seen in 2007, although the higher level of product cessations expected in 2008 will continue to underpin the re-mortgage market. The underlying fundamentals of the housing market remain strong and we do not expect a serious downturn in the housing and mortgage markets. In this environment, we will continue to favour profitable mortgage lending over market share with a selective approach to the trade-off between volume, margin and credit risk.

We expect to continue to build upon the strong performances of both the Savings and Banking businesses. In Savings, our multi-brand, multi-channel franchise and status as the number one savings business in the UK give us an important advantage in a tougher overall funding environment.

New mortgage pricing is more favourable, which helps to offset more volatile funding costs and should lead to greater stability in the Retail margin.

Given the subdued condition of the consumer credit market, higher levels of indebtedness and affordability stretch, we will maintain our cautious approach to growth in Credit Cards and Unsecured Personal Loans. The slowing UK economy will put pressure on unsecured borrowers and consequently we expect further reductions in the level of unsecured impairment losses to be gradual.

The ongoing investigations into bank charges and payment protection insurance may both lead to changes in pricing structures in those markets, however following the conclusion of these investigations we will have more certainty on the regulatory environment and will be able to plan accordingly.

Our more cautious approach to credit risk and tight control of costs in recent years means that we are well positioned to trade effectively through more difficult conditions; and our strong customer franchise and multi-brand sales and distribution capability provide a long-term source of competitive advantage.

Growing the UK franchise
Targeted international growth
Cost leadership
Capital discipline
Colleague development

Five stars for intermediaries

All five HBOS mortgage intermediary brands received the acclaimed five star award for service from the *Financial Adviser* magazine in November 2007.

☆☆☆☆☆

Corporate



For more information please visit www.hbosplc.com

In this section you will find:

Corporate brands:



Peter Cummings
Chief Executive, Corporate


BANK OF SCOTLAND
CORPORATE
Lex
LOOK AT THINGS DIFFERENTLY
Hill Hire plc
Truck and Trailer Rental
Freeway

Our strategy of asset class management continues to enhance our customer relationships through focused and dedicated relationship management.

Divisional Summary



Our Products and Markets

Corporate has a long history of providing innovative and tailored products and services to customers in markets where we have proven knowledge and real expertise. We cover the full range of corporate customers, defined as those with turnover in excess of £1m.

Real Estate
Provides funding solutions for clients operating mainly in the property investment, property development and house building sectors. We have extensive experience of commercial and residential property finance and assist clients with establishing portfolios, buying business premises and refinancing existing properties.

Commercial
Offers a range of lending, deposit and traditional money transmission products, focusing on the needs of UK businesses with turnover greater than £1m, through a regional presence and the development of a direct offering, including asset finance. In Scotland, we continue to enjoy a market leading position, whilst England and Wales represents a significant growth opportunity.

Joint Ventures
Provides two main products: an integrated funding package comprising a wide range of finance (eg, debt, equity, mezzanine, loan stock) to asset backed companies in the UK and Europe; and debt funding to European property companies. Typically, significant equity stakes of up to 50% are taken when an integrated funding package is supplied. This enables participation in the operational decisions of the investee companies and generates investment returns for Corporate.

Integrated, Structured & Acquisition Finance
One of the UK's leading providers of debt for buy-outs for well over a decade, our flexible approach evaluates each transaction on its own merits, but with an emphasis on partnering with private equity houses that have a strong track record, and often a long-standing relationship with Corporate. Our lending to buy-outs across the UK and continental Europe is managed by a specialist team, providing continuous feedback to the origination teams on portfolio performance.

Specialised Industry Finance ('SIF')
Consisting of five distinct specialist areas, SIF's Housing and Infrastructure businesses provide debt funding solutions and risk capital investments in essential economic and social infrastructure projects via government PFI and PPP projects in the UK, Ireland, and Europe. The Energy business consists of an Oil & Gas team and a Renewables team which provides funding to the renewable power generation sector primarily across Europe. Telecoms & Media covers cable, fixed and mobile telephony, wireless infrastructure, broadcasting, advertising and publishing, and our Transport business provides funding solutions to the marine, rail and aerospace markets.

Asset Solutions
The focus of the business is to develop, deploy and manage a suite of specialist products to defined market sectors, including consumer point of sale, contract hire, public sector and specialist leasing.

Growing the UK franchise
Targeted international growth
Cost leadership
Capital discipline
Colleague development

Our Strategy

Our six asset classes provide us with critical mass in a diverse range of markets. Our sector specialisation allows us to better understand our customers' needs, strengthen our relationships and increase our competitive advantage.

Selective asset growth
We continue to seek quality opportunities at the right price and with the right partners, concentrating on returns rather than volumes and remaining focused on maximising sell down opportunities.

Controlled credit risk
Selective specialisation and strong client partnerships are all designed to manage the balance between risk and return.

Cost leadership
Cost discipline for Corporate means driving value for money from all expenditure by understanding fully why we incur costs and how they support our stated objectives.

Key Performance Indicators

Our key performance indicators are used to measure progress against our strategy.

Growth in Loans and Advances to Customers (%)


30 %
Before Sell down 2007
22 %
After Sell down 2007
16 %
Before Sell down 2006
8 %
After Sell down 2006

Impaired loans with loss as a % of closing advances


1.39 %
2007
1.30 %
2006*

Cost:income ratio


23.2 %
2007
26.9 %
2006*

* 2006 figures have been restated, as announced on 12 June 2007, to reflect the divisional reorganisation and the change in definition of underlying.

Corporate

Strategy

Our strategy is one of asset class management, using specialisation within teams to develop a deep understanding of the dynamics of a market, giving us a clear competitive advantage and a distinctive position in the marketplace. This allows a more focused approach to our selected markets. Bringing together the origination and asset management teams in our chosen asset classes ensures that we align our activities and allows us to balance value protection with value creation. Our clients benefit from the combination of expertise, versatility and long-term commitment, allowing us to provide superior customer service. This approach, with the aim of delivering significant and sustainable shareholder returns, has seen Corporate's results grow from strength to strength.

The key aspects of our strategy to deliver our overall objective are:

Selective asset growth, whilst preserving strong margins and exercising vigilant credit risk management
Our focus on asset class management delivers growth opportunities to allow us to add to the sectors in which we are already market leaders and support strong growth in other selected markets. We continue to seek quality opportunities at the right price and with the right partners, concentrating on returns rather than volumes and remain focused on maximising sell down opportunities. Our shareholders benefit from an operating model designed to generate significant and sustainable shareholder returns.

Drive value for money from all our expenditure
Cost discipline for Corporate means driving value for money from all expenditure by understanding fully why we incur costs and how they support our stated objectives. We will continue to challenge how we can deliver a superior service, from innovation and delivery of differentiating strategic projects, while minimising costs.

2007 Performance

Underlying profit before tax in Corporate increased by 31% to £2,320m (2006 £1,776m). This was primarily driven by a strong performance from our non-interest income revenue streams, with underlying non-interest income having increased by 66% to £1,746m (2006 £1,053m).

Underlying operating expenses increased by 9% resulting in an improved cost:income ratio at 23.2% (2006 26.9%).

Credit quality remained sound in 2007 although defaults were at a higher level than the historically low figures seen in 2006. Impairment losses increased by 40% to £602m (2006 £429m), representing 0.61% of average advances (2006 0.50%).

Loans and advances to customers increased by 22% to £109.3bn (2006 £89.6bn), largely due to strong originations and lower levels of refinancing and sell-down activity in the second half of the year.

Income Statement	Year ended 31.12.2007 £m	Year ended 31.12.2006 £m
Underlying net interest income	**2,061**	1,964
Underlying non-interest income	**1,746**	1,053
Commitment fees	**63**	45
Guarantee fees	**25**	27
International fees	**16**	49
Transaction fees	**59**	63
Underwriting fees	**129**	93
Other	**140**	104
Fees and commission income	**432**	381
Fees and commission expense	**(32)**	(23)
Profit on sale of investment securities	**463**	224
Operating lease rental income	**1,307**	1,021
Other operating income	**354**	159
Share of profits of associates and jointly controlled entities	**232**	156
Operating lease depreciation	**(973)**	(796)
Impairment on investment securities	**(37)**	(69)
Underlying net operating income	**3,807**	3,017
Underlying operating expenses	**(885)**	(812)
Staff	**(507)**	(467)
Accommodation, repairs and maintenance	**(6)**	(4)
Technology	**(16)**	(16)
Marketing and communication	**(35)**	(32)
Depreciation: Property and equipment and intangible assets	**(45)**	(31)
Other	**(125)**	(97)
Sub total	**(734)**	(647)
Recharges:		
Technology	**(51)**	(50)
Accommodation	**(53)**	(53)
Other shared services	**(47)**	(62)
Underlying operating profit before provisions	**2,922**	2,205
Impairment losses on loans and advances	**(602)**	(429)
Underlying profit before tax	**2,320**	1,776
Net interest margin	**2.06%**	2.25%
Impairment losses as a % of average advances	**0.61%**	0.50%
Cost:income ratio	**23.2%**	26.9%
Loans and advances to customers	**£109.3bn**	£89.6bn
Risk weighted assets	**£129.0bn**	£106.5bn
Customer deposits	**£44.1bn**	£39.5bn

Entrepreneurship in action

In a bid to find some of the UK's most exciting entrepreneurs, Corporate launched the £25m Entrepreneur Challenge with *The Sunday Times*.

BANK OF SCOTLAND CORPORATE

Growing the UK franchise
Targeted international growth
Cost leadership
Capital discipline
Colleague development

Operating Income and Margins

Underlying net operating income increased by 26% to £3,807m (2006 £3,017m). Underlying net interest income increased by 5% to £2,061m (2006 £1,964m) and underlying non-interest income increased by 66% to £1,746m (2006 £1,053m). The net interest margin has narrowed in 2007 primarily due to competitive pressures in the first half and changes to the asset mix.

Movement in margin	Basis points
Net interest margin for the year ended 31 December 2006	225
Lending margins	(19)
Deposit margins	1
Capital earnings	(1)
Net interest margin for the year ended 31 December 2007	**206**

Net fees and commission income increased by 12% to £400m (2006 £358m) as a consequence of strong new business flows.

Revenues from the Corporate investment portfolio (ie, profit on the sale of investment securities, other operating income, share of profits of associates and jointly controlled entities, less impairment on investment securities) increased to £1,012m (2006 £470m). As at 31 December 2007, the book value of the investment portfolio had increased by 54% to £4.0bn (2006 £2.6bn). The stock of unrecognised gains in the investment portfolio at 31 December 2007 remained broadly unchanged from the beginning of the year.

Operating Expenses

Underlying operating expenses have increased by 9% to £885m (2006 £812m) driven by an increase in performance based remuneration and further investment in our risk management capabilities. Our continued focus on cost discipline combined with strong income growth has resulted in a further improvement in the cost:income ratio to 23.2% (2006 26.9%).

Credit Quality and Provisions

Impaired loans with loss as a percentage of closing advances increased to 1.39% (2006 1.30%), and impairment losses increased by 40% to £602m (2006 £429m), mainly in Commercial, where we have reassessed the outlook for a number of higher risk credits. This resulted in impairment losses as a percentage of average advances of 0.61% (2006 0.50%). Impairment provisions were 0.73% (2006 0.82%) of closing advances.

(The information set out below and overleaf forms an integral part of the audited financial statements as described in the Accounting Policies section of the Financial Statements on page 160.)

Asset Quality Information	As at 31.12.2007	As at 31.12.2006
(i) Exposure		
	£bn	£bn
Loans and advances to customers	**109.3**	89.6
Impairment provisions on advances	**0.8**	0.7
Loans and advances to customers before impairment provisions	**110.1**	90.3
Classification of advances*	%	%
Agriculture, forestry and fishing	**1**	1
Energy	**2**	2
Manufacturing industry	**4**	5
Construction and property:		
Property investment	**19**	17
Property development	**6**	6
Housing associations	**3**	3
Housebuilders	**3**	2
Other property	**6**	6
Hotels, restaurants and wholesale and retail trade	**11**	11
Transport, storage and communication	**6**	7
Financial	**5**	5
Other services	**13**	15
Individuals	**2**	3
Non-UK residents	**19**	17
	100	100

Funding accolade

Voted for by UK property experts, Corporate was crowned 'Funding Partner of the Year' at this year's 2007 Property Week Awards.

BANK OF SCOTLAND CORPORATE

MBO exit

Integrated Finance Asset Management exited its 2001 MBO deal with Furniture Village, having generated a total of £20m through interest, fee income and equity gain.

£20m

Corporate continued

(ii) Credit Quality and Collateral

Corporate's loans are predominantly secured by fixed and floating charges. These charges allow Corporate a first ranking claim on the borrower's assets in the event a default situation occurs.

Loans and advances to customers*	As at 31.12.2007 £bn	As at 31.12.2006 £bn
Neither past due nor impaired [1]	**104.2**	83.5
Past due but not impaired	**2.7**	5.1
Impaired	**3.2**	1.7
Total	**110.1**	90.3
Loans neither past due nor impaired*	**%**	%
Internal rating:		
Better than satisfactory risk	**34**	26
Satisfactory risk	**52**	52
Viable but monitoring	**12**	19
High Risk	**2**	3
Total	**100**	100
Loans past due but not impaired*	**£m**	£m
Past due 0 to 3 months	**2,690**	3,417
Past due 3 to 6 months	**7**	536
Past due more than 6 months	**23**	1,158
Total	**2,720**	5,111
Impaired loans* [2]	**£m**	£m
Past due 0 to 3 months	**1,033**	227
Past due 3 to 6 months	**521**	171
Past due 6 to 12 months	**645**	572
Past due over 12 months	**966**	750
Total	**3,165**	1,720
Impaired loans*	**£m**	£m
Impaired loans no loss [3]	**1,648**	557
Impaired loans with loss	**1,517**	1,163
Total	**3,165**	1,720
Impaired loans with loss as a % of closing advances	**1.39%**	1.30%
Impairment provisions	**£802m**	£735m
Impairment provisions as a % of closing advances	**0.73%**	0.82%
Impairment provisions as a % of impaired loans with loss	**53%**	63%

[1] Included in loans and advances that are neither past due nor impaired are £2m (2006 £89m) of troubled debt restructured loans that would have been past due or impaired had their terms not been renegotiated.

[2] Period relates to when account entered impaired status.

[3] Loans categorised as impaired no loss represent loans that have been individually assessed as having impairment characteristics but where we expect, after taking into consideration collateral and other credit enhancements, full recovery of both interest and capital. As we have progressed our Basel II project, we have refined the categorisation of assets reflected in the year on year increase.

* Before impairment provisions.

(End of information that forms an integral part of the audited financial statements.)

Operational Performance

During 2007, our asset class management model has continued to bring focus and specialisation to our customer relationships. This approach has enabled us to selectively maintain lending growth. Pre-sell down lending increased by 30% and post-sell down lending has increased by 22% in the year. The recent market dislocation has not changed our long held strategy of lending through the cycle. As competition has lessened over the last few months, we have seen more opportunity to use our underwriting and pricing skills to capture additional market share.

Customer deposits increased by 12% to £44.1bn (2006 £39.5bn), reflecting a clear focus on raising quality deposits in competitive markets.

Our investment portfolio continued to contribute substantial revenues, in particular through strong realisations. Although current market conditions have made exits less attractive there is still significant long term unrealised value in the book as a whole.

Real Estate

Real Estate accounts for 29% (2006 31%) of our advances to customers and operates mainly in the property investment, property development and house building sectors. With the weakening performance of UK property as an asset class, we have been very selective when considering new business, focusing primarily on long standing proven relationships. Our commercial real estate exposures are underwritten primarily against the quality of the tenant covenant, which include strong underlying cash flows of the businesses to which we have lent, and in addition are secured on the value of good collateral. New business is well spread across the UK, and risk adjusted returns are improving.

Growing the UK franchise
Targeted international growth
Cost leadership
Capital discipline
Colleague development

Ground-breaking acquisitions

Corporate, along with London & Regional Properties, acquired David Lloyd Leisure Ltd for £925m from Whitbread plc, in the largest ever transaction in the European health and fitness sector.

£925m

Commercial
Commercial is our traditional lending business which accounted for 24% (2006 25%) of our advances to customers. It is principally focused on relationship banking for UK businesses with annual turnover greater than £1m. During 2007, we have developed our operating model and launched a suite of competitive and attractive banking products to serve as a key differentiator in the market place. The Entrepreneur Challenge, a recent competition to find some of the most exciting and aspirational entrepreneurs across the UK, is a good example of an initiative supporting this reinvigorated approach. It is successfully generating leads and building relationships with a large number of high quality prospects, as we seek to challenge the long held dominance of the Big Four in England and Wales. Consequently, we are gaining momentum in terms of our market coverage.

Joint Ventures
Joint Ventures accounted for 13% (2006 11%) of our advances to customers. Some 70% of this portfolio related to transactions with UK based associate and joint venture companies and 30% to European companies. The underlying industry sectors are predominantly property based and include housebuilders and hotels. For the first half of 2007, property returns remained strong although in the second half they were more subdued.

Integrated, Structured & Acquisition Finance ('ISAF')
ISAF provides debt for buy-outs across the UK and continental Europe and accounted for 12% (2006 10%) of our advances to customers. Some 70% of this lending supported transactions in the private equity market. In the first half year, when there was a high level of activity and the market was very competitive, we adopted a cautious approach and focused on transactions led by the highest quality private equity houses. This positioned us well for the second half, leaving new lending largely unfettered by 'deal overhang' from the first half. Over the years, our strategy in Integrated Finance has been to seek robust businesses with significant downside defensibility and well spread earnings, run by excellent management teams. Our Integrated Finance business continued strongly in 2007 with 16 new investments and 10 realisations being made.

Specialised Industry Finance ('SIF') (formerly Infrastructure, Housing and Oil & Gas)
This part of our business accounted for 16% (2006 16%) of advances to customers and consists of five discrete asset classes: Housing Finance, Infrastructure Finance, Energy, Telecoms & Media and Transport.

Our businesses have performed well throughout 2007, in a difficult market environment. Critical to this has been our ability to deliver a coherent service offering to customers, through bespoke products and a dedicated team of professionals with the appropriate track record and experience of the industry.

Asset Solutions (formerly Asset & Motor Finance)
The Asset Solutions business accounted for 6% (2006 7%) of our advances to customers and focuses on a number of defined market sectors, including consumer point of sale, contract hire, public sector and specialist leasing. Whilst margin pressures continue, further investment in systems and process engineering present additional opportunities to enhance our proposition. We continue to strengthen our market leading position in vehicle contract hire through focus on key major contracts and white labelling opportunities.

Risks and Uncertainties
The key risks and uncertainties faced by Corporate include a deterioration in the UK and European economies, competitive pressures, market conditions not being conducive to investment portfolio realisations, the recruitment and retention of appropriately skilled colleagues and the availability and cost of funding.

A significant deterioration in the UK and European economies, leading to reduced profitability in the corporate sector and increased corporate insolvencies, could result in an increase in impairment losses and lower appetite for borrowing, resulting in lower lending volumes and profitability. Further, a fall in commercial property prices could affect the profitability of our real estate lending. To mitigate this, we back property entrepreneurs who have a track record of operating through the economic cycle. Our commercial real estate exposures are not secured primarily on the value of the collateral but on the strength of the underlying cash flows of the businesses we back.

Piece of the Pi

Corporate's Growth Equity team took a stake of 20% in Pi Capital, a unique investment club whose members include some of the UK's top business names.

20%

Finance for renewables

Corporate's energy and environmental finance team has underwritten more than €750m for renewable energy projects over the past four years.

€750m

Corporate continued

Competitive pressure on margins is a key feature in many segments of the corporate market and in an adverse credit or competitive cycle our ability to maintain appropriate levels of returns to shareholders may be adversely affected. To mitigate this risk we maintain an appropriate risk appetite, which is focused on the protection of returns, based on a strategy of selective lending. Our market understanding, asset quality, sound customer and partner base, proven track record and sector intelligence (which has been further enhanced through our asset class management strategy) are all designed to manage the balance between risk and return.

Realisations from our investment portfolio could be adversely affected by a general economic downturn. In mitigation, we have a well diversified Corporate business which we believe will continue to generate sound returns.

Many of the division's activities require specialist skills and experience. Our ability to maintain and build on our differentiated approach to corporate banking will rely on our ability to attract and retain colleagues with the appropriate experience.

We price loans on the basis that we will hold them on the balance sheet. Nevertheless, we have, over the last few years, invested in our loan distribution capabilities and increased the levels of loans sold down. Less liquid syndication markets could see a reversal of this trend.

Prospects

The dislocation in financial markets is expected to continue to shape our UK and European markets in 2008 and reduce the supply of corporate credit. As a result, asset margins have increased recently but asset growth will be slower.

In 2007 we took advantage of excellent market conditions, particularly in the first half, to realise substantial gains from our investment portfolio. Such opportunities are likely to be much more restricted in 2008 and, currently, we expect a lower level of investment realisations.

The corporate sector in the UK remains relatively under geared and companies are generally well placed to service increased debt costs. Our commercial property portfolio is expected to continue to perform relatively well, partially reflecting our preference for incremental growth in Europe. In an environment where commercial property prices are expected to remain under pressure our primary focus on cash flow based property transactions, with collateral valuations as support, will continue to drive our risk based decisions.

The tough economic climate is likely to see a rising trend in impairments, but we expect this to lead to only a modest increase in impairment losses in 2008.

Overall, we anticipate slower asset growth in 2008 and a higher proportion of originated assets will be held on the balance sheet than in previous periods, when the sell down market has been more active.

Growing the UK franchise
Targeted international growth
Cost leadership
Capital discipline
Colleague development



Dexia deal

Infrastructure Finance successfully completed a joint financing deal with Dexia and the European Investment Bank for central Germany's €300m A4-Modell motorway project.


€300m

Insurance & Investment


For more information please visit www.hbosplc.com

In this section you will find:

Insurance & Investment brands:



HALIFAX
Always giving you extra
CM 1824 CLERICAL MEDICAL
BANK OF SCOTLAND
ANNUITY SERVICE
esure
BANK OF SCOTLAND
INVESTMENT SERVICE
St Andrew's
GROUP
FIRST ALTERNATIVE
ST. JAMES'S PLACE plc



Jo Dawson
Chief Executive, Retail Distribution, Insurance & Investment

Insurance & Investment manufactures and distributes a range of life, pensions and investment products and personal lines general insurance products.



Our Products and Markets

We operate a multi-channel, multi-brand model. Low cost access to HBOS Retail customers is a core strength of our operating model.

Investment Business

Our Investment Business focuses on the manufacture and distribution of individual investment funds, bonds and pensions business. We also offer mortgage related protection but do not operate in the wider protection market. This business mix covers over 75% of the UK life, pensions and investment market. We choose not to actively market annuity business given the longevity risk and capital intensity of these products. The UK investment markets in which we operate offer good long term growth prospects. This reflects the supportive demographic trends and increasing personal wealth. We are well placed to leverage these supporting fundamentals using our multi-channel, multi-brand approach.

We have three major distribution channels: Bancassurance, Intermediary and Wealth Management. We have by far the largest Bancassurance channel in the UK, with Halifax branded business distributed principally through branch-based Personal Financial Advisers ('PFAs') and more complex business through Bank of Scotland Investment Service ('BoSIS') Client Managers. Clerical Medical branded products are sold through the intermediary channel. We also own 60% of St James's Place ('SJP'), which is a leading provider, adviser and distributor marketing the Wealth Management sector.

General Insurance

Our General Insurance business focuses on buildings and contents household insurance, repayment insurance and motor insurance. These products cover around 50% of the UK general insurance market by sales. The other sectors, primarily commercial lines, do not currently offer attractive risk/reward opportunities. The household insurance market is an attractive growth opportunity for HBOS given our market leading position in the UK mortgage market. Household insurance is sold principally under the Halifax brand through our Retail branch network. Increasingly, however, sales are being made via e-commerce and telephone channels and through the intermediary market.

There are two major distribution routes for repayment insurance; the Retail branch network and third party relationships. The esure joint venture underwrites and distributes all of the Group's motor insurance business under the esure, Sheilas' Wheels, Halifax, Sainsbury's Bank and First Alternative brands.

Our Strategy

Our strategy is to be the UK's leading insurance and investment group and reflects the core strengths of our existing multi-channel, multi-brand operating model.

Key Performance Indicators

Our key performance indicators are used to measure progress against our strategy.

Growing our market share of personal lines insurance

We aim to leverage the growth opportunities from selling household insurance through the Retail branch network, and will utilise the strength of our motor insurance brands – esure and Sheilas' Wheels – to deliver growth in this business. Our household market share is a key measure of business performance.

Market share* of Household Insurance

Year	%
2007	7
2006	7

General Insurance sales (GWP)**

Year	£m
2007	1,761
2006	1,786

* based on Gross Written Premiums ('GWP')

**excluding Paymentshield

Delivering value generating growth in Life, Pensions and Investments ('LP&I') market

We will continue to develop our three distribution channels, investing in technology to drive further productivity improvements.

Market Share of Investment Sales (APE)*

Year	%
2007	9
2006	9

Investment Business sales (PVNBP)

Year	£bn
2007	16.3
2006	14.4

Market Share of Assets under Management**

Year	%
2007	6
2006	5

* Annual Premium Equivalent (calculated as annual premiums plus 10% of single premiums)

** Estimated

Driving customer satisfaction and retention

Service excellence will continue to be critical to our business, supporting the reputation of our brands and encouraging existing customers to stay with us.

Telephony answer rates* (%) (Household Insurance customer service / claims)

Year	%
2007	91
2006	97

Intermediary customer service Financial Adviser Award

Year	Stars
2007	3
2006	3

* Telephony answer rate is defined as calls answered as a % of calls answered plus calls abandoned after 30 seconds

Maintaining rigorous cost control disciplines

We seek to maximise efficiency in all our processes enabling investment in growth.

Underlying Jaws* measure

Year	%
2007	3
2006	6

* Jaws is defined as the difference between the rate of growth in underlying net operating income and underlying operating expenses

Insurance & Investment

Strategy

Our strategy is to be the UK's leading insurance and investment group. We have ambitions to grow our market share in all sectors in which we operate, but our emphasis is on profitable growth. Our strategy reflects the core strengths of our existing multi-channel, multi-brand operating model, leveraging the strength of the Group's brands and our access to the significant HBOS customer base, but also further extending our presence in third party channels.

Key objectives in support of this strategy include:

Growing our market share of personal lines insurance
Leveraging our market-leading position in mortgages, we are targeting growth in household insurance through the development of our product propositions and brand offerings. There are significant growth opportunities through the Group's Retail branch network but also through intermediaries. We will leverage the Group's strengths and expertise in both channels, whilst also targeting growth through telephone, internet sales, third party arrangements and joint ventures. We will utilise the strength of the esure and Sheilas' Wheels brands to grow our motor insurance business. We will maintain a leading position in the repayment insurance market, continuing to enhance our customer offering to support growth in both first and third party channels.

Delivering value generating growth in Life, Pensions and Investments ('LP&I') market
We will continue to develop our market-leading Bancassurance business, offering our customers simple, value for money products, while increasing adviser numbers and investing in technology to drive further productivity improvements. In the Intermediary channel, where returns are less strong, our focus is on optimising the value generated by selecting the product areas and intermediary segments which offer the most attractive returns. SJP will continue to target growth through its unique business model in the growing Wealth Management market, with a dual focus on improving productivity and on recruiting top quality partners.

Driving customer satisfaction and retention through the delivery of service excellence
Service excellence will continue to be critical to our business model. We are investing in technology to maximise process efficiency, with an increasing emphasis on straight through electronic processing to reduce rework and errors. We will continue our focus on the recruitment, training and retention of quality colleagues who will provide service excellence and drive advocacy of our products.

At the same time, we will continue to focus on controlling claims costs through faster handling and settlement of claims, improved fraud detection mechanisms and technologies, and effective procurement and supplier management.

Maintaining rigorous cost control disciplines
Cost efficient growth is at the heart of our strategy. We will seek to maximise efficiency in our new business processing, existing business administration, claims handling and customer service, whilst investing in growing the business with supporting technology and process improvements.

Increasing capital efficiency
We have an increasingly capital efficient product mix in both General Insurance and Investment, having chosen not to actively market and underwrite products which are more capital intensive such as with profits bonds, annuities and long tail general insurance policies.

2007 Performance

Underlying profit before tax in Insurance & Investment increased by 11% to £644m (2006 £581m). General Insurance profit fell by 24% to £232m (2006 £304m) reflecting severe flooding in June and July which cost £135m. Investment profit increased by 49% to £412m (2006 £277m).

On the Full Embedded Value ('EV') basis, underlying profit before tax in Insurance & Investment was £884m (2006 £843m), £240m (2006 £262m) higher than reported under IFRS. Full EV balance sheet embedded value, net of tax for the UK Investment Business was £6,794m (2006 £6,384m) and was £2,724m (2006 £2,525m) higher than reported under IFRS. In 2007, the Division contributed £312m to the capital position of the Group through dividend payments.

Investment sales increased by 14% to £16,300m (2006 £14,356m) as measured by the PVNBP. Net fund inflows increased by 17% to £2.8bn (2006 £2.4bn). General Insurance sales (excluding Paymentshield) fell 1% to £1,761m GWP (2006 £1,786m).

Our continued focus on cost efficiency resulted in underlying operating expenses increasing by only 4% whilst underlying non-interest income increased by 6%, despite this income figure being subdued by the exceptional flood costs.

Growing the UK franchise
Targeted international growth
Cost leadership
Capital discipline
Colleague development

Slick ISA service

A new telephone service was set up for customers who don't need investment advice and want to set up a new equity ISA, or top up their existing ISA.

Income Statement	Year ended 31.12.2007 £m	Year ended 31.12.2006 £m
Net interest income	**(98)**	(93)
Underlying non-interest income	**1,591**	1,494
Fees and commission income	**91**	91
Fees and commission expense	**(806)**	(784)
Change in value of in-force long term assurance business	**(80)**	179
Net income from long term business	**1,446**	947
Investment earnings on surplus assets attributable to shareholders using long term assumptions	**115**	113
Net earned premiums on General Insurance ('GI') contracts	**1,247**	1,315
Net GI claims incurred and net change in GI contract liabilities	**(509)**	(398)
Investment and other operating income in GI	**89**	68
Share of losses of associates and jointly controlled entities	**(2)**	(37)
Underlying net operating income	**1,493**	1,401
Underlying operating expenses	**(849)**	(820)
Staff	**(396)**	(359)
Accommodation, repairs and maintenance	**(20)**	(20)
Technology	**(42)**	(34)
Marketing and communication	**(47)**	(39)
Depreciation: Property and equipment and intangible assets	**(57)**	(51)
Other	**(174)**	(219)
Sub total	**(736)**	(722)
Recharges:		
Technology	**(48)**	(45)
Accommodation	**(35)**	(35)
Other shared services	**(30)**	(18)
Underlying profit before tax	**644**	581
Underlying profit before tax (IFRS basis)	**644**	581
Additional contribution from new business	**457**	474
Lower contribution from existing business	**(217)**	(222)
Additional investment earnings on net assets		10
Increase in underlying profit before tax	**240**	262
Underlying profit before tax (Full EV basis)	**884**	843

General Insurance Business Financial Performance

General Insurance profit decreased by 24% to £232m (2006 £304m) reflecting the £135m cost of the floods in June and July 2007, which outweighed the positive impact from good volume growth in household insurance.

Underlying non-interest income, net of claims costs, decreased 13% to £358m (2006 £413m). Excluding the flood claims costs, net operating income grew by 17%. Underlying operating expenses increased by 10% to £149m (2006 £136m) largely reflecting additional investment in marketing and sales resource as we seek to capitalise on growth opportunities in household insurance.

Income Statement	Year ended 31.12.2007 £m	Year ended 31.12.2006 £m
Net interest income	**23**	27
Underlying non-interest income	**358**	413
Fees and commission income	**41**	16
Fees and commission expense	**(518)**	(546)
Net earned premiums on General Insurance contracts	**1,247**	1,315
Change in value of in-force long term assurance business	**10**	(5)
Investment and other operating income	**89**	68
Net claims incurred	**(441)**	(352)
Change in insurance contract liabilities	**(68)**	(46)
Share of losses of associates and jointly controlled entities	**(2)**	(37)
Underlying net operating income	**381**	440
Underlying operating expenses	**(149)**	(136)
Underlying profit before tax	**232**	304

Operational Performance

General Insurance sales, as measured by GWP, fell by 1% to £1,761m (2006 £1,786m excluding sales through Paymentshield which was sold in November 2006). Both Motor (up 12%) and Household (up 5%) delivered strong performances offset by lower sales in Repayment Insurance (down 9%).

Beat and Freeze

To increase market share, General Insurance launched the 'Beat and Freeze' campaign – beating renewal quotes and freezing them for three years.


QUOTE

Motoring ahead

Sheilas' Wheels is one of the fastest-growing motor brands ever. Demonstrating brand strength, the Sheilas' Wheels advert recorded the best recall for a UK TV advert during any single week in 2007.



General Insurance Sales	Gross Written Premiums	
	Year ended 31.12.2007 £m	Year ended 31.12.2006 £m
Household	**549**	525
Repayment:		
1st party	**501**	528
3rd party	**345**	405
Motor	**335**	298
Other	**31**	30
Total excluding Paymentshield	**1,761**	1,786
Paymentshield		108
Total	**1,761**	1,894

The Combined Operating Ratio (which measures claims costs and operating expenses as a percentage of premium income) of our General Insurance business was 90% (2006 82%), a strong performance notwithstanding the flood claims costs. On an underlying basis, excluding the cost of the floods, our Combined Operating Ratio was 82%.

Household Insurance
Growing our share of the household insurance market is an important strategic priority allowing us to leverage our market leading mortgage position. We have therefore increased our investment in sales and marketing activity to raise product and brand awareness, supported by some highly successful promotions, most notably 'Beat and Freeze', where we guarantee to beat a competitor's renewal quote and then freeze their premium for three years, subject to no claims. We have seen real benefits from this, contributing to 900,000 of new policy sales in 2007, a year on year increase of 26%, bringing our total policies in force to 2.8m (2006 2.6m excluding Paymentshield).

As a result of many years of benign claims experience, competition continued to intensify during 2007, putting downward pressure on premium rates especially in direct channels for most of the year although following the summer floods, rates have started to harden across the market. However, growth in overall average premiums has been restricted due to increased business written through direct channels. Despite pricing pressures, GWP grew by 5% to £549m (2006 £525m excluding Paymentshield) reflecting the strength of our branch franchise where new policy sales grew 30%, and a 14% increase in new business through direct channels.

Claims experience has been significantly affected by the severe weather events. As a result, the Household Insurance loss ratio increased to 76% (2006 45%). Our response to these weather events demonstrated the strength of our industry leading claims management service, which continues to be a source of competitive advantage both in terms of customer satisfaction and also lower overall claims costs through faster settlement.

Repayment Insurance
Sales of Repayment Insurance fell by 9% to £846m GWP (2006 £933m), with sales to Group customers reducing by 5% to £501m (2006 £528m).

In February 2007, the OFT announced their decision to refer Payment Protection Insurance ('PPI') to the Competition Commission ('CC'). The CC has commenced its investigation, which is due to be concluded in early 2009, and in December they released their Emerging Thinking papers, summarising their initial views on the PPI market and outlining the areas where further investigation is required, to which HBOS has responded. Subsequently, in January 2008, the CC issued a working paper on the profitability of PPI. We are engaging proactively with the CC to demonstrate the value of PPI products and highlight the importance of being able to offer customers appropriate insurance products at a time when they are taking on increased financial commitments. The uncertainty surrounding the CC investigation has impacted on sales volumes, as have lower lending volumes through both Direct and Third Party channels, reflecting the stage of the economic cycle.

Motor Insurance
Sales of Motor Insurance, predominantly under our joint venture esure brand, increased by 12% to £335m GWP (2006 £298m). Sales have risen across our motor brands, with the greater prominence of web-based business being an important factor. esure's state of the art technology and internet infrastructure, together with the strength of its brands, makes us ideally placed to benefit from increasing levels of internet business. The Sheilas' Wheels brand continues to perform strongly, ending its second year with over 200,000 policies in force and premiums up 70%, making it one of the fastest growing car insurance brands ever. Higher sales of esure, Sainsbury's and Halifax products also contributed to overall growth in Motor Insurance.

Strong price competition has continued although we are starting to see some signs of price increases in the UK market. With the strength of our brands, we believe these price increases will provide an opportunity for significant growth in market share. Furthermore, through increasing volumes and reductions in the fixed cost base, esure is delivering sustainable economies of scale, building a sound basis for efficient and profitable growth.

Growing the UK franchise
Targeted international growth
Cost leadership
Capital discipline
Colleague development

Calm in the storm

During January's storms, HBOS General Insurance took 10,500 calls in one day – 2.5 times the norm, with a response time of 2 minutes 25 seconds. At the same time, some competitors had to tell customers to call back in three days.

10,500

Investment Business
Financial Performance

Underlying profit before tax in the Investment Business increased by 49% to £412m (2006 £277m) due to an increasing contribution from our growing in-force book and a good new business contribution. On a Full EV basis, profit increased by 21% to £652m (2006 £539m). Growth is stronger on an IFRS basis, relative to EV, as profits have historically been subdued by the new business strain on investment contract sales whereas we are now seeing the emergence of in-force profits on those contracts. A strong performance on insurance contracts contributed strongly to growth on both the EV and IFRS bases.

Underlying net operating income increased by 16% to £1,112m (2006 £961m) whilst underlying operating expenses increased by only 2% to £700m (2006 £684m) generating strong positive operating 'jaws'.

New business margins, which are disclosed in detail in the Supplementary EV Information section on page 83, increased to 28% (2006 27%) of Annual Premium Equivalent ('APE') (calculated as annual premiums plus 10% of single premiums).

Income Statement	Year ended 31.12.2007 £m	Year ended 31.12.2006 £m
Net interest income	(121)	(120)
Debt financing costs	(128)	(128)
Other net interest income	7	8
Underlying non-interest income	1,233	1,081
Fees and commission income	50	75
Fees and commission expense	(288)	(238)
Change in value of in-force long term assurance business	(90)	184
Net income from long term business	1,446	947
Investment earnings on surplus assets attributable to shareholders using long term assumptions	115	113
Underlying net operating income	1,112	961
Underlying operating expenses	(700)	(684)
Core operating expenses	(594)	(561)
Development expenditure	(67)	(67)
Overheads associated with development activity	(39)	(56)
Underlying profit before tax	412	277

Income Statement	Year ended 31.12.2007 £m	Year ended 31.12.2006 £m
Underlying profit before tax (IFRS basis)	412	277
Additional contribution from new business	457	474
Lower contribution from existing business	(217)	(222)
Additional investment earnings on net assets		10
Increase in underlying profit before tax	240	262
Underlying profit before tax (Full EV basis)	652	539

Under IFRS, insurance contracts (ie, investment business which carries significant insurance risk as well as 'with-profit' contracts) are accounted for on an embedded value ('EV') basis, whereas investment contracts (ie, investment business which does not carry significant insurance risk) are accounted for under IAS 39. Consequently, on an IFRS basis the Income Statement incorporates two very different profit recognition patterns depending on the nature of the contract. The table below sets out the contribution from each type of contract.

	Year ended 31.12.2007 £m	Year ended 31.12.2006 £m
Contribution from insurance contracts	579	480
Contribution from investment contracts	67	48
Development expenditure	(67)	(67)
Overheads associated with development activity	(39)	(56)
Debt financing cost	(128)	(128)
Underlying profit before tax	412	277

Insurance Contracts (accounted for on an EV basis)

The contribution from insurance contracts increased by 21% to £579m (2006 £480m). The contribution from new business increased by 25% to £269m (2006 £216m) in particular reflecting strong growth in bond sales through our Bancassurance channel. The expected contribution from existing business increased by 20% to £162m (2006 £135m) as a result of the growth of the in-force book following strong sales growth in recent years. Actual vs expected experience was £33m (2006 £16m), despite adverse persistency experience and a strengthening of lapse assumptions which together gave rise to a charge of £175m. This was more than offset by other favourable experience and assumption changes, including the positive impact of changes to non-unit reserving due to the FSA Policy Statement PS06/14, favourable mortality experience and assumption changes on protection business and improved expense assumptions, reflecting increased efficiency as the business grows.

Investment profit

Underlying profit before tax in our Investment Business increased by 49% to £412m (2006 £277m).

+£135m

Top for customer service

Halifax Insurance Ireland Ltd won the customer service contact centre of the year award at the 2007 Customer Service Awards for Ireland.

Insurance & Investment continued

	Year ended 31.12.2007 £m	Year ended 31.12.2006 £m
Contribution from existing business:		
Expected contribution	**162**	135
Actual vs expected experience	**33**	16
	195	151
Contribution from new business	**269**	216
Investment earnings on surplus assets attributable to shareholders using long term assumptions	**115**	113
Contribution from insurance contracts	**579**	480

Investment Contracts (accounted for on an IAS 39 basis)
Under IAS 39, profit recognition on investment contracts is deferred to later years with a loss typically recorded in the year of sale. New business strain in 2007 was 3% lower than 2006 at £221m (2006 £229m), due to mix changes with lower sales of products which gave rise to a higher strain, particularly Intermediary pensions. Growth in the contribution from existing business, which increased 4% to £288m (2006 £277m), as our in-force book increased in size, resulted in investment contracts making an overall net positive contribution of £67m (2006 £48m) to underlying profit.

	Year ended 31.12.2007 £m	Year ended 31.12.2006 £m
Contribution from existing business	**288**	277
Contribution from new business	**(221)**	(229)
Contribution from investment contracts	**67**	48

Full EV Basis Supplementary Information
To assist in the understanding of the underlying performance and value generation of the Investment Business, supplementary information is set out on pages 80 to 84, providing Income Statement and Balance Sheet information for our UK Investment Business on a consistent EV accounting basis for both insurance and investment contracts. We refer to this basis as the 'Full EV' basis.

Operational Performance
Most Life Assurers have moved their primary reporting basis for sales away from the historic Annual Premium Equivalent ('APE') measure and are using the Present Value of New Business Premiums ('PVNBP') measure which better illustrates the volume of new business.

To aid comparability with our competitors, we are disclosing our new business on both a PVNBP and APE basis, as set out below. Investment sales measured by PVNBP increased by 14% to £16,300m (2006 £14,356m) reflecting strong growth in Bancassurance (up 17%) and Wealth Management (up 26%), partially offset by a 2% fall in Intermediary.

Investment Sales	Year ended 31.12.2007 Single £m	Year ended 31.12.2007 Annual £m	Year ended 31.12.2007 PVNBP* £m	Year ended 31.12.2006 Single £m	Year ended 31.12.2006 Annual £m	Year ended 31.12.2006 PVNBP £m	Year ended 31.12.2007 Total APE** £m	Year ended 31.12.2006 Total APE £m
Investment Bonds	**8,256**	**10**	**8,309**	6,645	12	6,758	**836**	677
Individual Pensions	**2,668**	**220**	**3,649**	2,293	243	3,325	**487**	472
Group Pensions	**93**	**95**	**595**	84	115	661	**104**	123
Annuities	**334**		**334**	292		292	**33**	29
Protection	**4**	**48**	**185**		51	190	**48**	51
Mutual Funds	**1,865**	**266**	**3,228**	1,790	286	3,130	**453**	465
Total	**13,220**	**639**	**16,300**	11,104	707	14,356	**1,961**	1,817
Bancassurance	**6,787**	**366**	**8,681**	5,482	389	7,419	**1,045**	937
Intermediary	**3,077**	**180**	**3,942**	3,035	228	4,019	**488**	531
Wealth Management	**3,356**	**93**	**3,677**	2,587	90	2,918	**428**	349
Total	**13,220**	**639**	**16,300**	11,104	707	14,356	**1,961**	1,817
Insurance Contracts	**4,059**	**64**	**4,328**	3,776	85	4,168	**470**	462
Investment Contracts	**9,161**	**575**	**11,972**	7,328	622	10,188	**1,491**	1,355
Total	**13,220**	**639**	**16,300**	11,104	707	14,356	**1,961**	1,817

* PVNBP is the present value of new business premiums. It equals new single premiums plus the expected present value of new annual premiums.
** APE is calculated as annual premiums plus 10% of single premiums.

Wealth manager of the year

St. James's Place beat more than 125 nominated firms to win *The Daily Telegraph* sponsored 'Wealth Manager of the Year Award'.


ST. JAMES'S PLACE plc


Growing the UK franchise
Targeted international growth
Cost leadership
Capital discipline
Colleague development

Movement in assets under management
The following table analyses the movement in assets under management.

	Year ended 31.12.2007 £bn	Year ended 31.12.2006 £bn
Opening assets under management*	**78.1**	69.9
Premiums (new and existing business)	**14.6**	12.6
Maturities & claims	**(2.7)**	(2.4)
Lapses (ie, surrenders and repurchases)	**(9.1)**	(7.8)
Net inflow of business	**2.8**	2.4
Investment return (net of charges)	**3.0**	5.8
Increase in assets under management	**5.8**	8.2
Closing assets under management	**83.9**	78.1
Lapse rate (lapses as % of average assets)	**11%**	11%

* Opening assets under management have been adjusted to include the assets managed by our Portfolio Management Services business, which was transferred into our Investment business from Retail in 2007. A further adjustment has been made to include a small amount of other UK retail investment business managed by the Group outside of our Investment business, thus ensuring that all UK retail investment business is included in the table above. 2006 comparatives have also been adjusted.

Assets under management increased by £5.8bn (7%) to £83.9bn with net fund flows up by 17% to £2.8bn. Premiums increased by 16% to £14.6bn (2006 £12.6bn). Lapse rates remained unchanged at 11% although the absolute level of lapses increased, primarily as a result of higher lapses on with-profit bonds. In addition, market uncertainty in the second half also resulted in a rise in unit linked bond and mutual fund lapses. Our newly formed dedicated retention team has made good progress in 2007 in pursuing a programme of initiatives intended to reduce lapse rates and optimise returns from our in-force book. The implementation of these retention initiatives is having a positive impact on lapse rates and we expect that persistency will benefit further over time.

Bancassurance
Sales through the Bancassurance channel increased by 17% to £8,681m PVNBP (2006 £7,419m). This is a strong performance despite tougher market conditions in the second half of the year as investor confidence suffered as a result of uncertainty and volatility in financial markets. New business margins have remained strong at 32% of APE (2006 33%) reflecting the efficiency of our distribution model.

We have now delivered compound annual sales growth of 27% per annum since 2000, reinforcing our position as the clear number one bancassurer in the UK with simple, value for money 'no load' products provided alongside full financial advice, offering our customers a compelling proposition. Sales increased in all parts of Bancassurance – branch based Personal Financial Advisers ('PFAs'), Bank of Scotland Investment Service ('BoSIS') and our direct business.

We are seeing increasing competition for quality advisers in the market. Nevertheless, the strength of our customer proposition and the support provided to advisers has allowed us to increase both adviser numbers and maintain market-leading levels of productivity. Branch-based PFAs increased by 2% to 1,007 over the course of the year with average productivity of £5.1m PVNBP per active adviser (2006 £4.8m) whilst BoSIS Client Managers grew to 282 (up 15%) whilst delivering average productivity of £7.4m PVNBP (2006 £6.7m).

Intermediary
We are refocusing our strategy in the Intermediary channel around individual pensions and investment business, our core areas of strength. As a result, we ceased writing new Group Pensions business in April 2007. As expected, these changes have impacted sales in the short term with overall sales 2% lower at £3,942m PVNBP (2006 £4,019m). New business margins have also fallen with the reduction in sales during this transitional phase for the business resulting in higher unit costs. As we implement our revised strategy we remain positive as to the prospects for profitable growth in this channel.

Wealth Management
Sales at St. James's Place ('SJP') have continued to grow strongly, increasing by 26% to £3,677m PVNBP (2006 £2,918m). This represents a third consecutive year of strong growth, emphasising the strength of the business model in realising the significant market opportunities presented by increasing wealth alongside advisory opportunities following Pensions 'A-day'. Strong sales growth has also driven efficiency gains resulting in further increases in new business margins.

We have seen very encouraging growth in the size of the SJP partnership, which has been important in maintaining sales momentum in 2007 and provides a strong base for continued success. Partner numbers increased by 8% to 1,251 (2006 1,157). Fund management performance also continued to be good, with assets under management up 18% to £18.2bn (2006 £15.4bn). This also reflects strong business retention. Consistently strong all round performance by SJP has been a factor in it being awarded the prestigious prize of Daily Telegraph Wealth Manager of the Year.

SMS innovation

In October 2007, St Andrew's Group piloted the use of text messaging to communicate with customers throughout a claim.


St Andrew's
GROUP

New website for offshore

Clerical Medical's new offshore website launched in March – a significant step forward in its e-commerce offering.


CM
1824
CLERICAL MEDICAL

Insurance & Investment continued

Risk and Uncertainties

The key risks and uncertainties faced by Insurance & Investment include competitive pressures, the recruitment and retention of quality advisers, retention of our customers, insurance claims related risks, regulatory change and the performance of the investment markets.

Greater competition in the markets in which we operate is being driven by market consolidation, technological development and consumer demand. Our scale, powerful distribution and efficiency all provide us with critical competitive advantages and ensure we are well placed to succeed in this environment. Competitor activities also increase the risk of increased turnover of qualified advisers. To mitigate we have recently restructured remuneration schemes as well as strengthening our recruitment focus and increasingly training and developing Retail branch colleagues to become PFAs.

Adverse persistency and customer retention is a major risk to future earnings in both our Investment Business and our General Insurance Business. To mitigate, we have created specialist retention teams to focus on this issue. These teams have commenced a programme of initiatives, supported by process and system enhancements, which aim to reduce lapse rates in both businesses.

Changes in regulation and legislation are an ongoing feature of the insurance and investment industries. We have responded positively to changes in recent years (eg, Pensions 'A-day') and will continue to take opportunities to turn regulatory change to our competitive advantage, where possible. The most immediate and significant regulatory issue facing our business at present is the Competition Commission investigation of the repayment insurance market which may, ultimately, impact profitability across the industry. We are continually reviewing and enhancing our processes and our proposition to ensure that our Repayment Insurance products remain a valued product for our customers.

Within our Investment Business, we are actively engaged in consultations around the FSA's ongoing Retail Distribution Review and the implementation of the Government's proposals for Personal Accounts. In both instances, based on publications to date, we believe the strength of our multi-channel model, particularly in Bancassurance and our lower dependency on the Intermediary channel means we are better placed than many to benefit from potential changes. Changes in tax legislation can also create both risks and opportunities for our Investment business and the Chancellor's Pre Budget Report ('PBR') included proposals which could materially impact on the life assurance industry.

The performance of the investment markets (equities, property and gilts) has a direct impact on our financial position and performance and can affect investor confidence. We seek to mitigate this risk through diversification of our portfolio.

In General Insurance, adverse weather conditions, particularly flooding and storms, could lead to a significant rise in household insurance claims costs and hence reduced profitability. Similarly a significant adverse change in economic conditions could lead to increased claims for our Repayment Insurance business. A comprehensive reinsurance programme is in place to limit our potential exposure to major weather events whilst robust underwriting and risk based pricing remains a key part of our business model.

Prospects

In 2008, we expect to build on the operational performance in 2007 which saw strong growth in investment profits, offsetting lower profits in General Insurance, impacted by an exceptional level of weather related claims. Going forward, our objective remains unchanged; to become the UK's leading personal lines insurance and investment group. We intend to grow profitable market share utilising the core strengths of our existing multi-channel, multi-brand operating model, leveraging the strength of the Group's brands and customer base.

In General Insurance, we expect the medium term prospects for our combined personal lines businesses to remain strong, subject to a degree of regulatory uncertainty until the Competition Commission Inquiry into PPI reports. We will continue to target further growth in Household Insurance. In Motor Insurance, we will continue to utilise the strength of the esure brand portfolio, alongside our internet infrastructure for profitable growth.

In Investment, stock market volatility is likely to impact on new business volumes and persistency across the investment industry. The Chancellor's PBR included proposals which could increase the attractiveness of mutual fund products relative to bonds potentially impacting the mix of life bond and mutual fund sales. We believe that our number one position in mutual fund sales gives us a competitive advantage should these proposals form part of the 2008 Budget.

Whilst these market factors are likely to impact our Investment new business volumes in the short term, we believe that the strength of our propositions, our brands and our distribution reach, together with our rigorous focus on cost control, leaves us well placed to succeed even in tougher market conditions. Short term volatility does not change our view of the significant opportunities for our Investment business as demographic trends and increasing wealth point to significant long term growth potential.

Growing the UK franchise
Targeted international growth
Cost leadership
Capital discipline
Colleague development



Private banking service launched

St. James's Place Wealth Management added private banking to its range of services through the launch of St James's Place Private Bank in April 2007.


ST. JAMES'S PLACE plc



For more information please visit www.hbosplc.com

In this section you will find:

International brands:



Colin Matthew
Chief Executive, Strategy, International and Treasury & Asset Management


HALIFAX
Always giving you extra
BANK OF SCOTLAND
HBOS Canada
CAPITAL FINANCE
Whittaker Macnaught
St Andrew's
AUSTRALIA
HEIDELBERGER LEBEN
HALIFAX
RACV
BANK OF SCOTLAND
Ireland
BANK OF SCOTLAND
The Netherlands
CM
CLERICAL MEDICAL
BankWest

International's multi-brand strategy focuses on clearly defined locations – Australia, Ireland and Europe & North America – where we have established expertise and operations.

Divisional Summary



Our Products and Markets

Our expertise is focused on clearly defined geographical locations – Australia, Ireland and Europe & North America. We are attracted to these markets because they offer HBOS the opportunity to deploy the strategy used in the UK. These are markets in which HBOS has operated for many years and therefore has extensive experience. HBOS's market position is one of a 'challenger' to a small number of incumbent banks, allowing us to deploy similar skills as used in the UK to capture profitable market share.

Australia
HBOS Australia is a diversified, multi-brand financial services business with operations in Commercial Banking, Corporate Banking, Asset Finance and Insurance & Investment in addition to a full service Retail Bank.

Our Retail and Commercial Banking businesses operate under the BankWest brand with a strong presence in Western Australia, and a growing presence in the eastern states; our Insurance & Investment business is branded under the St Andrew's, RACV and Whittaker Macnaught brands. These businesses continue to grow strongly, well ahead of market growth, as a consequence of successful customer acquisition strategies. Our Corporate Banking and Asset Finance businesses operate under the BOS International brand and Capital Finance brand respectively. Both are market leading national operations based in Sydney. These two operations continue to generate strong sustainable profits underpinning the investment required to grow our combined Australian Group.

Ireland
In our Business Banking and Intermediary markets we operate a well established franchise under the Bank of Scotland (Ireland) brand where our growth is achieved through working with our customers to deliver innovative banking solutions that suit their needs. Our Integrated and Acquisition Finance proposition which we have been testing has met with considerable success in its first year and adds a valued dimension to our offering.

In the retail market we operate under the Halifax brand where we offer simple, value for money products aimed at overcoming customer inertia, and creating clear differentiation from competitor offerings.

Europe & North America ('ENA')
Europe & North America ('ENA') is a broadly based, geographically diverse financial services division comprising of the Group's North American corporate and Continental European retail and investment businesses.

Our US business incorporates a banking branch in New York, supported by a network of nine loan production offices, focusing on sectors where we have specialist, in-depth expertise such as oil and gas, gaming and real estate. Our Canadian operation was established in July 2007 in Toronto and is developing opportunities in real estate, natural resources, infrastructure and corporate finance.

We have a well-established branch-based retail business in Spain, as well as our online and intermediary mortgage business in The Netherlands. Our European investment business, HBOS European Financial Services ('EFS') comprises Clerical Medical Europe ('CME') and Heidelberger Leben ('HLE') and provides us with a strong multi-brand competitor in the core German investment market.

Our Strategy

We aim to grow our International profile by taking the successful UK strategy and deploying it in international markets in which we have experience of operating.

Australia – building the franchise nationwide
In 2007 we commenced a three to four year programme of branch openings aimed at creating a nationwide retail and business banking branch network. We aim to grow by offering simple products, priced aggressively, through this expanded network. Our niche businesses, Corporate Banking and Asset Finance, will continue to grow strongly in their selected markets.

Ireland – creating a full service bank
Our aim is to be the fourth largest full service bank in Ireland by 2009. We intend to complete our opening of our nationwide network of branches, distinguished by the unique Halifax approach to retail banking, in early 2008. This will provide the platform for us to aggressively expand our franchise.

ENA – expansion in our specialist sectors
Our aim is to broaden the ENA business footprint by both investing in new distribution channels and geographies and developing opportunities in new markets.

Cost leadership
Investment in our International operations, particularly distribution, will be undertaken with the aim of maximising efficiency.

Key Performance Indicators

Our key performance indicators are used to measure progress against our strategy.

Australia

Loans and Advances to Customers (£bn)		Impaired loans as a % of closing balances (%)	
2007	33.2	2007	1.00
2006	24.5	2006	1.00

Ireland

Loans and Advances to Customers (£bn)		Impaired loans as a % of closing balances (%)	
2007	21.9	2007	1.93
2006	15.9	2006	1.87

ENA

Loans and Advances to Customers (£bn)		Impaired loans as a % of closing balances (%)	
2007	12.0	2007	0.59
2006*	8.3	2006*	0.47

Cost:income ratio (%)

2007	45.0
2006*	44.6

* 2006 figures have been restated, as announced on 12 June 2007, to reflect the divisional reorganisation and the change in definition of underlying.

International

Strategy

Our strategy in Australia is based on the desire to be a major financial services group in Australia by offering a differentiated selling proposition based on simple products, aggressive pricing, distinctive marketing and speed of service

We are determined to provide an alternative to established financial service providers. This is increasingly being recognised by Australian consumers. We will continue to increase national brand awareness of our Retail, Commercial and Insurance & Investment businesses, and deliver solid scalable value generating growth. Our Corporate and Asset Finance businesses will continue to grow strongly in their selected markets and support our aim of becoming a significant national financial services provider.

Our strategy in Ireland is to achieve sustainable profitable growth through the creation of a full service bank which will provide the platform for our Retail and Business propositions

Our primary strategic objective is to deliver sustainable profitable organic growth through the creation of a full service offering in the Irish marketplace. This strategy will position us as the 4th largest full service bank in Ireland by the end of 2009. We intend to deliver a nationwide network of Halifax branches distinguished by a unique approach to retail banking. This will provide a new retailing approach in the Irish market. In tandem the delivery of the full service offering will, we believe, secure the platform and the opportunity to aggressively expand our business banking franchise.

Delivering value generating growth in Europe and North America through expansion of our products and sector specialisms

ENA's primary strategic objective is to deliver sustainable profitable organic growth through co-ordinated and targeted investment and expanded activity across our key specialist sectors and geographies. Our aim is to broaden the ENA business footprint by both investing in new distribution channels and geographies and developing opportunities in new markets. This investment, combined with the recruitment of sector and product specialists and development of enhanced risk management techniques, will create a platform for organic growth across ENA.

To maintain cost discipline while recognising the need to invest for growth

While planning to invest appropriately to drive growth across the overseas businesses, HBOS recognises the importance of cost discipline and continues to target operational efficiencies through improved systems and process management across our business as usual activities.

2007 Performance

Underlying profit before tax in International increased by 23% to £757m (2006 £617m), with all three businesses contributing to this growth. In Australia, we have achieved profit growth during a period of significant investment in people, technology and branches, as we continue our national expansion programme. Ireland continues to deliver strong profit growth despite the investment in our distribution capability. Europe & North America benefited from strong growth across all of the businesses.

Lending increased by 38% to £67.1bn (2006 £48.7bn) and deposits increased by 35% to £23.6bn (2006 £17.5bn).

Income Statement	Year ended 31.12.2007 £m	Year ended 31.12.2006 £m
Net interest income	**1,088**	882
Underlying non-interest income	**499**	404
Fees and commission income	**206**	155
Fees and commission expense	**(223)**	(189)
Change in value of in-force long term assurance business	**112**	104
Net income from long term business	**317**	271
Investment earnings on surplus assets attributable to shareholders using long term assumptions	**6**	3
Operating lease rental income	**15**	21
Other operating income	**62**	53
Share of profits of associates and jointly controlled entities	**17**	5
Operating lease depreciation	**(12)**	(17)
Impairment on investment securities	**(1)**	(2)
Underlying net operating income	**1,587**	1,286
Underlying operating expenses	**(714)**	(573)
Staff	**(399)**	(301)
Accommodation, repairs and maintenance	**(49)**	(40)
Technology	**(49)**	(32)
Marketing and communication	**(53)**	(43)
Depreciation: Property and equipment and intangible assets	**(42)**	(32)
Other	**(116)**	(123)
Sub total	**(708)**	(571)
Recharges:		
Technology	**(5)**	(1)
Accommodation	**(1)**	(1)
Underlying operating profit before provisions	**873**	713
Impairment losses on loans and advances	**(116)**	(96)
Underlying profit before tax	**757**	617

International profit

Underlying profit before tax increased by 23% to £757m (2006 £617m).

+23%

Growing the UK franchise
Targeted international growth
Cost leadership
Capital discipline
Colleague development

Net interest margin	**1.93%**	1.97%
Impairment losses as a % of average advances	**0.20%**	0.22%
Cost:income ratio	**45.0%**	44.6%
Loans and advances to customers	**£67.1bn**	£48.7bn
Risk weighted assets	**£56.9bn**	£41.3bn
Customer deposits	**£23.6bn**	£17.5bn

(The information set out below forms an integral part of the audited financial statements as described in the Accounting Policies section of the Financial Statements on page 160.)

Asset Quality Information	As at 31.12.2007 £bn	As at 31.12.2006 £bn
(i) Exposure		
Loans and advances to customers	**67.1**	48.7
Impairment provisions on advances	**0.3**	0.2
Loans and advances to customers before impairment provisions	**67.4**	48.9
Classification of advances*:	**%**	%
Agriculture, forestry and fishing	**2**	2
Energy	**2**	2
Manufacturing industry	**3**	3
Construction and property	**27**	26
Hotels, restaurants and wholesale and retail trade	**9**	10
Transport, storage and communication	**2**	2
Financial	**3**	3
Other services	**8**	7
Individuals:		
Home mortgages	**40**	40
Other personal lending	**4**	5
	100	100
(ii) Credit Quality		
Loans and advances to customers*	**£bn**	£bn
Neither past due nor impaired	**65.9**	47.6
Past due but not impaired	**0.7**	0.7
Impaired	**0.8**	0.6
	67.4	48.9
Loans neither past due nor impaired*	**%**	%
Internal rating:		
Better than satisfactory risk	**30**	29
Satisfactory risk	**60**	62
Viable but monitoring	**9**	8
High Risk	**1**	1
	100	100

Loans past due but not impaired*	£m	£m
Past due 0 to 3 months	**714**	642
Past due 3 to 6 months	**2**	10
Past due more than 6 months	**8**	
	724	652
Impaired loans*	**£m**	£m
Past due 0 to 3 months	**354**	299
Past due 3 to 6 months	**170**	88
Past due 6 to 12 months	**122**	74
Past due over 12 months	**113**	63
Possession cases	**67**	57
	826	581
Impaired loans as a % of closing advances	**1.23%**	1.19%
Impairment provisions	**£322m**	£246m
Impairment provisions as a % of closing advances	**0.48%**	0.51%
Impairment provisions as a % of impaired loans	**39%**	42%

* Before impairment provisions.

(End of information that forms an integral part of the audited financial statements.)

The results of our International businesses are converted to sterling monthly at the average exchange rate for the month[1]. The average exchange rates for the respective reporting periods were:

	Year ended 31.12.2007	Year ended 31.12.2006
£1 : Australian dollar	**2.39**	2.45
£1 : Euro	**1.46**	1.47
£1 : US dollar	**2.00**	1.84

The closing exchange rates used in the conversion of the International balance sheets were:

	As at 31.12.2007	As at 31.12.2006
£1 : Australian dollar	**2.28**	2.49
£1 : Euro	**1.36**	1.49
£1 : US dollar	**2.00**	1.97

[1] Hedging policy – our policy is to hedge both our exposures to foreign exchange profits generated in the International businesses and our structural currency exposures arising from our investment in overseas subsidiaries. In respect of the profits earned in foreign currencies, our policy is to hedge the next year's forecast earnings using forward contracts. The structural currency exposures are largely hedged with foreign currency borrowing.

Irish-Spanish property service

A dedicated Dublin based team is now on hand to guide potential Irish property buyers through the entire Spanish mortgage application process.

BANK OF SCOTLAND Ireland

Caring mortgages

An innovative mortgage concept supported by Bank of Scotland The Netherlands allows customers to donate to building projects in developing countries when they buy their new home.

BANK OF SCOTLAND The Netherlands

Australia

Underlying profit before tax in Australia increased by 11% to £308m (2006 £278m) despite further acceleration of investment in people, technology and branches to support our national expansion. Lending increased by 36% to £33.2bn (2006 £24.5bn) (local currency growth of 24%) with deposits up by 41% to £16.2bn (2006 £11.5bn) (local currency growth of 30%).

Income Statement	Year ended 31.12.2007 £m	Year ended 31.12.2006 £m
Net interest income	**620**	501
Underlying non-interest income	**178**	142
Fees and commission income	**158**	120
Fees and commission expense	**(19)**	(13)
Net income from long term business	**17**	13
Other operating income	**16**	18
Operating lease rental income	**7**	9
Operating lease depreciation	**(5)**	(7)
Share of profits of associates and jointly controlled entities	**4**	2
Underlying net operating income	**798**	643
Underlying operating expenses	**(409)**	(306)
Staff	**(242)**	(171)
Accommodation, repairs and maintenance	**(28)**	(21)
Technology	**(39)**	(24)
Marketing and communication	**(27)**	(21)
Depreciation: Property and equipment and intangible assets	**(21)**	(16)
Other	**(52)**	(53)
Underlying operating profit before provisions	**389**	337
Impairment losses on loans and advances	**(81)**	(59)
Underlying profit before tax	**308**	278

Net interest margin	**2.15%**	2.33%
Impairment losses as a % of average advances	**0.28%**	0.27%
Cost:income ratio	**51.3%**	47.6%
Loans and advances to customers	**£33.2bn**	£24.5bn
Risk weighted assets	**£28.1bn**	£21.0bn
Customer deposits	**£16.2bn**	£11.5bn

Operating Income and Margins

Underlying net operating income increased by 24% to £798m (2006 £643m) as a result of growth in all businesses.

Net interest income increased by 24% to £620m (2006 £501m). Increased asset and deposit growth was partially offset by a decline in margin to 2.15% (2006 2.33%). Lending margin reductions were largely as a result of changes in product mix.

Movement in margin	Basis points
Net interest margin for the year ended 31 December 2006	233
Lending margins	(17)
Deposit margins	(1)
Net interest margin for the year ended 31 December 2007	**215**

Underlying non-interest income rose by 25% to £178m (2006 £142m) reflecting growth in the Retail, Commercial and Corporate businesses, and increased contribution from Insurance & Investment resulting from its purchase of Whittaker Macnaught early in the year. This is reflected in the 32% increase in fee and commission income to £158m (2006 £120m) and 31% increase in net income from long term business to £17m (2006 £13m).

Operating Expenses

Underlying operating expenses increased by 34% to £409m (2006 £306m) largely as a result of the significant investment in physical distribution (particularly the initial phase of the national retail branch expansion and the continuing rollout of Business Banking centres), brand recognition, customer facing staff, new products and back office infrastructure that will underpin our growth in the future.

In line with this investment for growth the cost:income ratio increased to 51.3% (2006 47.6%). Further increased investment will be made during 2008 as we move into the next phase of our national expansion programme with the opening of more Retail stores and Business Banking centres in the eastern states along with a repositioning of Retail stores in Western Australia. Additional investment is also planned for our strategic business brands and support functions.

Growing the UK franchise
Targeted international growth
Cost leadership
Capital discipline
Colleague development

Growing wealth business

St Andrew's Australia, the wealth and insurance arm of HBOS Australia, acquired Whittaker Macnaught, one of Australia's largest independently-owned financial planning practices, increasing funds under management to nearly AUD$2bn and adding 20 advisers to the business.

Credit Quality and Provisions

Impaired loans as a percentage of closing advances were steady at 1.00% (2006 1.00%), reflecting a continued small number of impaired Corporate transactions. Impairment provisions as a percentage of impaired loans were 44% (2006 46%). Impairment losses as a percentage of average advances were broadly stable at 0.28% (2006 0.27%).

(The information set out below forms an integral part of the audited financial statements as described in the Accounting Policies section of the Financial Statements on page 160.)

Asset Quality Information	As at 31.12.2007 £bn	As at 31.12.2006 £bn
(i) Exposure		
Loans and advances to customers	**33.2**	24.5
Impairment provisions on advances	**0.1**	0.1
Loans and advances to customers before impairment provisions	**33.3**	24.6
Classification of advances*:	**%**	%
Agriculture, forestry and fishing	**3**	3
Energy	**2**	3
Manufacturing industry	**3**	3
Construction and property	**26**	24
Hotels, restaurants and wholesale and retail trade	**8**	9
Transport, storage and communication	**3**	2
Financial	**2**	3
Other services etc.	**8**	7
Individuals:		
Home mortgages	**39**	38
Other personal lending	**4**	6
Non-Australian residents	**2**	2
	100	100
(ii) Credit Quality		
Loans and advances to customers*	**£bn**	£bn
Neither past due nor impaired	**32.6**	23.9
Past due up to 3 months but not impaired	**0.4**	0.4
Impaired	**0.3**	0.3
	33.3	24.6

Loans neither past due nor impaired*	%	%
Internal rating:		
Better than satisfactory risk	**48**	43
Satisfactory risk	**41**	46
Viable but monitoring	**10**	10
High risk	**1**	1
	100	100
Loans past due but not impaired*:	**£m**	£m
Past due 0 to 3 months	**399**	432
	399	432
Impaired loans*	**£m**	£m
Past due 0 to 3 months	**135**	89
Past due 3 to 6 months	**76**	46
Past due 6 to 12 months	**22**	40
Past due over 12 months	**42**	13
Possession cases	**58**	57
	333	245
Impaired loans as a % of closing advances	**1.00%**	1.00%
Impairment provisions	**£147m**	£113m
Impairment provisions as a % of closing advances	**0.44%**	0.46%
Impairment provisions as a % of impaired loans	**44%**	46%

* Before impairment provisions.

(End of information that forms an integral part of the audited financial statements.)

Operational Performance

Significant investment in the national expansion of our Australian operations continued, with a major part of this relating to the Retail expansion programme launched in October.

Lending Growth

Lending grew by 36% to £33.2bn (2006 £24.5bn) with continued growth in the residential and commercial books.

Deposit Growth

Customer deposits grew by 41% to £16.2bn (2006 £11.5bn) as a result of the continued success of Retail and Commercial Banking deposit initiatives.

BankWest blooms

In the largest banking network expansion ever undertaken in Australia, BankWest will open more than 160 new branches on the East Coast over the next three to four years.

BankWest 

Challenge to Australia's big banks

In 2007, BankWest launched its 'Regular Saver' product, Australia's highest interest rate savings product. At 8%, it directly challenges the nation's four big banks.

8%

International continued

Retail Business

Our Retail business, operating under the BankWest brand, continued its push to build national market share with the opening of eight new east coast Retail stores and the continuation of its 'a better deal' strategy and 'hero' product offerings. Lending increased 28% to £11.0bn (2006 £8.6bn) and deposits increased 27% to £6.2bn (2006 £4.9bn).

The addition of the new fully functional 'hero' transaction current account offering 5% interest with no fees, and the 'Regular Savings product', with a market leading 8% interest rate on balances, broadened our portfolio. This also includes the market leading 'TeleNet' and 'Kid's Bonus Saver' products. Our card book continued its growth in 2007, expanding with the 'More' MasterCard underpinned by a new loyalty programme, and complementing the 'Lite' MasterCard and 'Zero' MasterCard.

Retail's market leading products were recognised in Money Magazine's Best of the Best for 2007 awards, with seven products judged as the Best of the Best and a further six in the top three of their respective categories. At the annual Financial Review Blue Ribbon Awards BankWest won four blue ribbons, including Home Loan of the Year.

Commercial Business

Our Business Bank, operating under the BankWest brand, continued to outgrow the market in 2007 and remains Australia's fastest growing Business Bank. Lending increased by 54% to £10.8bn (2006 £7.0bn) and deposits increased by 52% to £10.0bn (2006 £6.6bn). Deposit growth again outperformed the market, driven primarily by the contribution of Specialist Deposit Services and our award winning 'Business Bonus' and 'Business TeleNet Saver' products. We have expanded and improved our International Trade Finance Solutions business with a state of the art online international trade finance system via the web. Our 'Business Edge' loan was voted the best variable rate commercial loan in the market by a panel of professional finance brokers based on our competitive interest rates, fast approval times, reasonable fees and post settlement service. The award was announced in the Australian Broker magazine in April. During the year BankWest Business has continued to spread its offering to more Australian businesses through its opening of business centres across metropolitan and regional Australia. In 2007 we opened 13 new centres and employed over 500 new colleagues.

Corporate Business

Our Corporate business, operating under the BOS International brand, had another strong year, increasing assets by 27% to £6.5bn (2006 £5.1bn). In addition to our position as a leading leverage and project financier in Australia and New Zealand, our Property teams offer a competitive integrated financing product. We have opened an office in Hong Kong which has further expanded our relationship with certain Australian clients.

Asset Finance Business

Our Asset Finance business had a strong year of new business growth with end of year lending increased to £4.9bn (2006 £3.8bn). The Property division continues to be an important part of the business based on long term relationships with reputable developers and construction companies. Market conditions have seen a shift away from small and middle tier developments to larger debt transactions with a lower risk profile and margin.

The Business Finance division has had great success with the implementation of its Fastrack business, established to facilitate broker introduced business. The web based facility accommodates transactions up to AUD$100,000 and uses automated decision support systems to dramatically reduce credit decision response times.

The Personal Finance division continued to perform strongly in attracting and retaining strategically important motor dealerships. Within the Personal Finance division, Leisure Finance has developed a niche value proposition in the motor cycle / boating / mobile home market space and Capital Fleetlease is now targeting SME's and salary packaging companies to be a preferred supplier in the provision of novated leases.

Insurance & Investment Business

Sales of life insurance products as measured by GWP increased by 21%, driven in particular by the term life product, which continues to diversify the insurance income stream away from reliance on credit protection products. The financial planning business continues to grow strongly with revenues more than doubling in 2007. In 2007, St Andrew's also launched its 'Lite Super' product, a simple, low cost superannuation product.

Growing the UK franchise
Targeted international growth
Cost leadership
Capital discipline
Colleague development

Business Banking growth

BankWest reached new business customers on a national scale during the year with the opening of 13 new metropolitan and regional business centres.

Risks and Uncertainties

The key risks and uncertainties faced in Australia include the economic conditions in Australia, competitor and customer reaction, our ability to attract and retain the talent necessary to continue our growth strategy, and exposure to currency fluctuations.

A significant change in the Australian economy could result in a reduction in the demand for credit or alternatively inflationary pressures could see the Reserve Bank of Australia increasing interest rates, thereby constraining loan growth, reducing borrowers' ability to service loans and increasing the level of impairment losses. In mitigation however, the east coast expansion strategy is based on capturing market share from our competitors from an existing low base, thereby requiring a significant and broad based economic downturn to materially impact on growth. While credit quality could be affected by macro-economic factors, we have continued to invest in risk management tools which provide a solid framework for managing the balance between risk and return.

Competitor reaction to our east coast Retail expansion in terms of both product offerings and branch locations could affect our ability to capture market share. However, we have focused on identifying demographics and customer footfall to identify the most appropriate branch locations for both retail and commercial outlets, to target the best possible locations. This will be complemented by our existing proven direct channels. Our ability to capture market share will also be affected by customers' willingness to move their banking relationship. By opening our branches in convenient locations in the main population centres, we are able to roll out a more targeted branch network.

Our expansion plans are reliant on our ability to attract and retain suitable, qualified colleagues. To mitigate we are making significant investment in people through rigorous recruitment and on-going monitoring processes, supported by targeted development opportunities, that will see HBOS Australia recognised as an employer of choice. This will be supported by our intention to further develop HBOS Australia as an employer brand.

Earnings and net assets are denominated in Australian dollars and there is a risk of devaluation upon conversion to sterling. To mitigate, forward contracts are used to hedge one year's expected earnings.

Prospects

In 2007, the Australian economy continued to grow strongly supported by robust fundamentals. In 2008 we are now seeing labour and materials capacity constraints pushing core inflation above the Reserve Bank's 2-3% medium term target range. In addition, the Reserve Bank expects both headline and underlying inflation to rise to 3.25% by the middle of 2008.

During 2007, the financial markets dislocation had a less pronounced impact in Australia, but in 2008 some evidence of this has begun to emerge. We do, however, expect real economic growth to be around 3.5% in 2008 and in the absence of commodity prices falling sharply, economic growth is likely to remain conducive to the maintenance of solid employment growth.

During 2008 BankWest will continue with its national expansion programme. More than 40 new look Retail stores and Business Banking centres are planned for New South Wales, Queensland, Victoria and Western Australia. Most of these will be Retail stores as Commercial's national expansion is nearing completion.

Initial indications from the new Retail stores are encouraging. We will continue in 2008 to focus on delivering market leading products and services in the Australian market. The expansion of our national physical presence, and the continued investment in the infrastructure and colleagues, while weighing heavily on short term financial performance, will in the longer term position us to become a significant national financial services provider.

Australian profits

Underlying profit before tax in Australia increased by 11% to £308m (2006 £278m).

+11%

Award-winning BankWest

At the annual Financial Review Blue Ribbon Awards BankWest won four blue ribbons, including Home Lender of the Year.

BankWest 

International continued

Ireland

Underlying profit before tax in Ireland increased by 23% to £184m (2006 £149m). This strong performance, achieved at a time of significant investment in our distribution capability, underscores the value of our proposition and its attractiveness to customers.

Strong growth was recorded in all our businesses, with advances up 38% to £21.9bn (2006 £15.9bn) (local currency growth of 26%) and customer deposits up 22% to £7.1bn (2006 £5.8bn) (local currency growth of 11%).

Income Statement	Year ended 31.12.2007 £m	Year ended 31.12.2006 £m
Net interest income	**330**	268
Underlying non-interest income	**31**	42
Fees and commission income	**16**	14
Operating lease rental income	**8**	12
Other operating income	**15**	23
Share of profits of associates and jointly controlled entities		5
Operating lease depreciation	**(7)**	(10)
Impairment on investment securities	**(1)**	(2)
Underlying net operating income	**361**	310
Underlying operating expenses	**(155)**	(133)
Staff	**(83)**	(73)
Accommodation, repairs and maintenance	**(14)**	(9)
Technology	**(4)**	(3)
Marketing and communication	**(17)**	(15)
Depreciation: Property and equipment and intangible assets	**(10)**	(6)
Other	**(27)**	(27)
Underlying operating profit before provisions	**206**	177
Impairment losses on loans and advances	**(22)**	(28)
Underlying profit before tax	**184**	149

Net interest margin	**1.81%**	1.73%
Impairment losses as a % of average advances	**0.12%**	0.20%
Cost:income ratio	**42.9%**	42.9%
Loans and advances to customers	**£21.9bn**	£15.9bn
Risk weighted assets	**£19.7bn**	£14.4bn
Customer deposits	**£7.1bn**	£5.8bn

Operating Income and Margins

Net operating income grew by 16% to £361m (2006 £310m). Net interest income increased by 23% to £330m (2006 £268m). From 2007, Ireland's treasury operations are reported within the Group's Treasury division. Excluding this business, which contributed £6m in 2006 to net interest income, the like-for-like growth in net interest income was 26%. This reflects the growth in the loan book and a small contraction in margin of 3bps.

Movement in margin	Basis points
Net interest margin for the year ended 31 December 2006	**173**
Transfer of BOSI Treasury	11
	184
Retail & Intermediary	(3)
Net interest margin for the year ended 31 December 2007	**181**

Operating Expenses

Underlying operating expenses increased by 17% to £155m (2006 £133m). We continue to build infrastructure with a further 16 Retail branches opened in 2007, and the expansion of our business banking franchise where we opened six banking hubs. The cost:income ratio remains stable at 42.9% (2006 42.9%) which was a strong performance against the backdrop of our Retail investment.

Credit Quality and Provisions

Credit performance was robust in the period with impairment losses as a percentage of average advances dropping to 0.12% (2006 0.20%). The charge for the year was reduced as a result of a number of recoveries in respect of long term workouts. Impaired loans as a percentage of closing advances showed a small increase to 1.93% (2006 1.87%).

Growing the UK franchise
Targeted international growth
Cost leadership
Capital discipline
Colleague development



Clancy Quay Development

Announced in October 2007, Bank of Scotland (Ireland's) joint venture will acquire and develop three key sites in Dublin with property developer David Kennedy's company, Impala Ltd, and Formation Group plc.

BANK OF SCOTLAND Ireland

(The information set out below forms an integral part of the audited financial statements as described in the Accounting Policies section of the Financial Statements on page 160.)

Asset Quality Information	As at 31.12.2007 £bn	As at 31.12.2006 £bn
(i) Exposure		
Loans and advances to customers	**21.9**	15.9
Impairment provisions on advances	**0.1**	0.1
Loans and advances to customers before impairment provisions	**22.0**	16.0
Classification of advances*:	**%**	%
Agriculture, forestry and fishing	**1**	1
Energy	**1**	
Manufacturing industry	**3**	4
Construction and property	**28**	27
Hotels, restaurants and wholesale and retail trade	**12**	13
Transport, storage and communication	**2**	2
Financial	**2**	2
Other services	**6**	6
Individuals:		
Home mortgages	**28**	28
Other personal lending	**6**	6
Non-Ireland residents	**11**	11
	100	100
(ii) Credit Quality		
Loans and advances to customers*	**£bn**	£bn
Neither past due nor impaired	**21.6**	15.7
Past due but not impaired		
Impaired	**0.4**	0.3
	22.0	16.0
Loans neither past due nor impaired*	**%**	%
Internal rating:		
Satisfactory risk	**99**	99
Viable but monitoring	**1**	1
	100	100

Impaired loans*	£m	£m
Past due 0 to 3 months	**219**	171
Past due 3 to 6 months	**65**	42
Past due 6 to 12 months	**68**	34
Past due over 12 months	**70**	50
	422	297
Impaired loans as a % of closing advances	**1.93%**	1.87%
Impairment provisions	**£141m**	£113m
Impairment provisions as a % of closing advances	**0.64%**	0.71%
Impairment provisions as a % of impaired loans	**33%**	38%

* Before impairment provisions.

(End of information that forms an integral part of the audited financial statements.)

Operational Performance

Lending Growth

Overall, lending grew by 38% to £21.9bn (2006 £15.9bn) (the local currency advances were €29.8bn, representing 26% growth). Strong growth was experienced across all businesses, with local currency growth in Business Banking up 24% and Retail up 31%. This included the achievement of an 11% share of net mortgage lending, a strong performance in a market that is experiencing moderate correction and overall increased competition. We take comfort from the strength of the collateral of this new lending during 2007, which had an average LTV of 57% (2006 53%). The indexed LTV of our mortgage book at 31 December 2007 was 49% (2006 47%).

Deposit Growth

Deposits increased by 22% to £7.1bn (2006 £5.8bn) (the local currency deposits were €9.7bn, representing 12% growth). In the year we have added in excess of 20,000 new deposit customers, growing our deposit take from the Irish market by 21%. The delivery of this growth, within the difficult market conditions in the second half of 2007, underscores the quality of our product offering together with the strength and reliability of our brands in Ireland.

Business Banking

The Business Banking performance was strong across all divisions in terms of both volumes and profit. Advances grew by 36% to £15.4bn (2006 £11.3bn) (the local currency advances were €20.9bn representing 24% growth) which allowed us to further increase our market share. New lending grew by 16% to £5.6bn whilst the pipeline continues to be very encouraging at £2.4bn going into 2008.

Howard hits Ireland

Ireland's first ever Halifax advertising campaign aired in February 2007.


HALIFAX

Always giving you extra

International continued

This sustained growth is underpinned by a targeted investment strategy. Our regional distribution capability has been a cornerstone for our success and the establishment of six new regional offices in 2007 has enabled us to extend our customer reach. Our Integrated and Acquisition Finance offering has been well received by customers, with a number of notable successes during 2007.

Retail
Our Retail businesses (Retail branch network, Intermediary Homeloans and Asset Finance) have performed well with lending up 41% to £6.5bn (2006 £4.6bn) (the local currency advances were €8.9bn representing 31% growth). In our first full year of operations we acquired 44,000 new customers with only half of our branches open. Our second year has seen us build on this performance as we attracted a further 72,000 new customers, a year-on-year increase in customer numbers of over 60%. In May 2007 we launched our core acquisition product, the Halifax Current Account, which has been received extremely well in the market. It has further highlighted the appeal of the Halifax product suite to the Irish retail market, with one in four switchers in the market in 2007 moving to Halifax. In 2007 we captured 27% of the new credit card flow, and an 11% share of net mortgage lending.

Risks and Uncertainties

The key risks and uncertainties faced by Ireland include a slowdown in the Irish economy, customer inertia, competitor reaction to our retail proposition, the ability to attract and retain talented colleagues, and exposure to currency fluctuations.

A correction to house prices, if significant, could result in a contraction in the housing market, most likely resulting in deterioration in consumer confidence. To mitigate against the impacts of economic contraction, we are diversifying our businesses, broadening our product suite and have transformed to a full service bank.

Our growth plans within Retail are predicated on Irish customers switching from their existing bank. If customers are less willing to move their banking relationship we will not deliver the level of growth that we expect. In mitigation however, our innovative retail banking proposition offers a different approach to banking in Ireland. This includes value for money product offerings, longer opening hours than our competitors and branches situated in convenient locations. Reaction has been excellent and the market appetite for our products and approach is evident. The success of our strategy will also be affected by the competitor reaction of both incumbent banks and new entrants to the Irish market. We believe however, that increased competition in the market is to be welcomed, encouraging switching to the better value products and services that we offer.

Our ability to grow our franchise will depend on our success in attracting and retaining talent, a significant challenge in a full employment market. Our approach to reward and recognition is designed to ensure that both the Bank and our staff are recognised as "brilliantly different". During 2007 we recruited over 540 new colleagues. Earnings and net assets are denominated in euros and there is a risk of devaluation upon conversion to sterling. To mitigate, forward contracts are used to hedge one year's expected earnings.

Prospects

The underlying economic conditions in Ireland have moderated. GDP growth in 2008 is expected to track in line with Europe at 2.3%, with unemployment remaining low at 5.6%. There has been some softening in the housing market, with a reduction in the number of residential completions to 55,000 and an expected modest decline in house prices in 2008. While consumer confidence has weakened, long-term prospects remain favourable with the economy expected to prove sufficiently resilient to ride out the current global economic slowdown.

In our Business Banking division, while overall market growth is showing signs of moderating, our portfolio is well diversified by sector and has been built through strong, recurring customer relationships. Our expanding distribution, our knowledge of our customer base and the efficiency of our credit process remain at the heart of our proposition. We enter 2008 with a healthy pipeline which, together with the initial success of our Integrated and Acquisition Finance offering, replicating the UK business model, provides a solid platform for appropriately paced growth in 2008 and beyond.

In our Retail division, the sales pipeline is strong and trending upwards as we increase our nationwide footprint. In 2008 we will continue to expand our branch infrastructure and to leverage our recently completed core product suite. Affordability, on the back of eight consecutive ECB rate increases, is to the forefront of customers' minds and we are ideally suited to satisfy this demand. Our increased distribution, together with our innovative and value for money product range, will continue to capture profitable market share and diversify our earnings.

Growing the UK franchise
Targeted international growth
Cost leadership
Capital discipline
Colleague development

Full-service banking in Ireland

Bank of Scotland (Ireland) launched its first ever current account in May 2007.

BANK OF SCOTLAND Ireland

Europe & North America ('ENA')

Underlying profit before tax in ENA increased by 39% to £265m (2006 £190m), reflecting the continuing expansion of our corporate banking activities in North America, increased distribution in our European Financial Services business ('EFS'), actuarial benefits and realisations. Our European retail businesses continued to grow through ongoing expansion in the Banco Halifax Hispania ('BHH') branch retail network in Spain and expanded distribution channels in our market leading online mortgage product in BoS Netherlands ('BoSNL').

Income Statement	Year ended 31.12.2007 £m	Year ended 31.12.2006 £m
Net interest income	**138**	113
Underlying non-interest income	**290**	220
Fees and commission income	**32**	21
Fees and commission expense	**(204)**	(176)
Change in value of in-force long term assurance business	**112**	104
Net income from long term business	**300**	258
Investment earnings on surplus assets attributable to shareholders using long term assumptions	**6**	3
Other operating income	**31**	12
Share of profits/(losses) of associates and jointly controlled entities	**13**	(2)
Underlying net operating income	**428**	333
Underlying operating expenses	**(150)**	(134)
Staff	**(74)**	(57)
Accommodation, repairs and maintenance	**(7)**	(10)
Technology	**(6)**	(5)
Marketing and communication	**(9)**	(7)
Depreciation: Property and equipment and intangible assets	**(11)**	(10)
Other	**(37)**	(43)
Sub total	**(144)**	(132)
Recharges:		
Technology	**(5)**	(1)
Accommodation	**(1)**	(1)
Underlying operating profit before provisions	**278**	199
Impairment losses on loans and advances	**(13)**	(9)
Underlying profit before tax	**265**	190

Net interest margin	**1.47%**	1.46%
Impairment losses as a % of average advances	**0.13%**	0.12%
Cost:income ratio	**35.0%**	40.2%
Loans and advances to customers	**£12.0bn**	£8.3bn
Risk weighted assets	**£9.1bn**	£5.9bn
Customer deposits	**£0.3bn**	£0.2bn

Operating Income and Margins

Net interest income increased by 22% to £138m (2006 £113m) reflecting strong growth in customer advances in both our corporate and retail banking businesses. The net interest margin remains broadly in line with 2006 levels at 1.47% (2006 1.46%).

Underlying non-interest income increased by 32% to £290m (2006 £220m), primarily due to a strong performance in EFS.

Operating Expenses

Underlying operating expenses increased by 12% to £150m (2006 £134m). The increase reflects continuing investment to expand our sales and distribution channels, and to meet ongoing and substantive legislative changes in key markets such as Germany. The establishment of new offices in Miami and Dallas now gives us a presence in nine key economic centres across the USA. The second half of 2007 also saw us create a corporate presence in Canada, with the establishment of an office in the main financial centre of Toronto. Under the retail branch expansion programme in BHH, we opened a further six branches in 2007 taking the overall number to 25, while establishing a sales presence in Dublin to maximise growth opportunities arising from the buoyant Irish expatriate market for Spanish banking facilities. Despite significant investment across our businesses, the cost:income ratio fell to 35.0% (2006 40.2%), reflecting strong income growth and the benefits of our continuous drive for efficiency and effective cost management.

Credit Quality and Provisions

Impaired loans as a percentage of closing advances increased to 0.59% (2006 0.47%). Overall credit quality remained strong across a diverse and geographically spread portfolio. Impairment losses as a percentage of average advances increased only marginally to 0.13% (2006 0.12%) and from a low base, while impairment provisions as a percentage of impaired loans were slightly lower at 48% (2006 51%).

Canadian launch

HBOS Canada – focusing on specialist sectors such as natural resources and real estate – launched in July 2007.


HBOS Canada

(The information set out below forms an integral part of the audited financial statements as described in the Accounting Policies section of the Financial Statements on page 160.)

Asset Quality Information	As at 31.12.2007 £bn	As at 31.12.2006 £bn
(i) Exposure		
Loans and advances to customers	**12.0**	8.3
Impairment provisions on advances		
Loans and advances to customers before impairment provisions	**12.0**	8.3
Classification of advances*:	**%**	%
Energy	**7**	6
Manufacturing industry	**2**	1
Construction and property	**7**	7
Hotels, restaurants and wholesale and retail trade	**2**	2
Transport, storage and communication	**1**	1
Financial	**7**	4
Other services etc.	**10**	10
Individuals:		
Home mortgages	**64**	69
	100	100
(ii) Credit Quality		
Loans and advances to customers*	**£bn**	£bn
Neither past due nor impaired	**11.6**	8.0
Past due but not impaired	**0.3**	0.2
Impaired	**0.1**	0.1
	12.0	8.3
Loans neither past due nor impaired*	**%**	%
Internal rating:		
Better than satisfactory risk	**37**	43
Satisfactory risk	**40**	37
Viable but monitoring	**21**	15
High risk	**2**	5
	100	100

Loans past due but not impaired*	£m	£m
Past due 0 to 3 months	**315**	210
Past due 3 to 6 months	**2**	10
Past due more than 6 months	**8**	
	325	220
Impaired loans*	**£m**	£m
Past due 0 to 3 months		39
Past due 3 to 6 months	**29**	
Past due 6 to 12 months	**32**	
Past due over 12 months	**1**	
Possession cases	**9**	
	71	39
Impaired loans as a % of closing advances	**0.59%**	0.47%
Impairment provisions	**£34m**	£20m
Impairment provisions as a % of closing advances	**0.28%**	0.24%
Impairment provisions as a % of impaired loans	**48%**	51%

* Before impairment provisions.

(End of information that forms an integral part of the audited financial statements.)

Operational Performance

Lending Growth

Loans and advances, which are predominantly European residential mortgages, grew by 45% in 2007, with an increase in the portfolio to £12.0bn (2006 £8.3bn), driven by strong growth of 79% in corporate and 31% in retail. The particularly strong growth in our corporate business enhances the spread of the portfolio both geographically and by business, with 36% of lending in corporate and 64% in retail. The geographical spread of our portfolio will be enhanced further as we develop and grow our newly established corporate business in Canada. In retail, our lending portfolio is almost wholly in the form of residential mortgages while corporate continues to benefit from a diverse portfolio spread across a range of specialist sectors (eg, oil & gas, gaming, real estate). In each of our markets we monitor conditions closely enabling us to selectively and proactively adjust our risk appetite as necessary.

Loans and Advances to customers	As at 31.12.2007 £bn	As at 31.12.2006 £bn
Corporate	**4.3**	2.4
Retail	**7.7**	5.9
	12.0	8.3

Going Dutch

Bank of Scotland The Netherlands' substantial expansion of its mortgage product distribution network provided a range of opportunities in the lucrative IFA market in 2007.

BANK OF SCOTLAND The Netherlands

USA
Our corporate USA business, now based in nine major economic centres across the USA, has delivered strong lending growth and profits despite the impact of a weakening US dollar. Lending grew by 79% to £4.3bn (2006 £2.4bn). The USA business has continued to focus on its chosen specialist sectors, while expanding the regional banking partnership initiative which identifies US regional banks with whom we can partner in commercial lending opportunities.

Canada
The establishment of our first office in Canada will initially focus on specialist corporate sectors such as corporate finance, real estate, infrastructure and natural resources with the aim of creating a diverse portfolio and a platform for sustainable profitable growth. Since establishing our presence the business has focused on building an expansive network of introducers and relationships across the local financial community while completing a small number of loans in partnership with local banks.

Retail Europe
BoSNL, our market leading online residential mortgage sales business, saw lending grow by 34% to £6.3bn (2006 £4.7bn) with the expansion of our intermediary distribution channels contributing significantly to this growth. In Spain, in a more difficult and slowing residential property market, targeted BHH lending grew by 17% to £1.4bn (2006 £1.2bn).

European Financial Services
Underlying profit increased by 35% to £138m (2006 £102m), driven by the contribution from existing business, including better than expected persistency. The vast majority of investment business in EFS is accounted for on an EV basis under IFRS. The table below analyses the EV profit contribution of EFS.

	Year ended 31.12.2007 £m	Year ended 31.12.2006 £m
Contribution from existing business:		
Expected contribution	**53**	44
Actual vs expected experience	**42**	19
	95	63
Contribution from new business	**37**	36
Investment earnings on net assets using long term assumptions	**6**	3
Underlying profit before tax	**138**	102

Our European investment business had another strong year with total new business sales increasing by 14% to £983m (2006 £861m) on a PVNBP basis. To ensure compliance with the German VVG legislation from 1 January 2008, EFS has made a significant investment in products and systems. Our new competitive range of products is now available to our partners and we believe that our business is now well positioned to take advantage of further growth opportunities in 2008 and beyond.

Funds under management increased by 16% (7% in local currency terms) to £5.7bn (2006 £4.9bn). New business profitability, as measured on an EV basis, was 41% of APE (2006 33%).

Investment Sales	**Year ended 31.12.2007 Single £m**	**Year ended 31.12.2007 Annual £m**	**Year ended 31.12.2007 PVNBP* £m**	Year ended 31.12.2006 Single £m	Year ended 31.12.2006 Annual £m	Year ended 31.12.2006 PVNBP £m	**Year ended 31.12.2007 Total APE** £m**	Year ended 31.12.2006 Total APE £m
Life:	**164**	**88**	**845**	186	63	682	**104**	81
With-profits	**28**	**12**	**117**	71	12	165	**15**	19
Unit Linked	**136**	**69**	**673**	115	38	415	**82**	49
Protection		**7**	**55**		13	102	**7**	13
Individual Pensions	**4**	**16**	**138**	3	22	179	**16**	22
Total	**168**	**104**	**983**	189	85	861	**120**	103

* PVNBP is the present value of new business premiums. It equals new single premiums plus the expected present value of new annual premiums.

** APE is calculated as annual premiums plus 10% of single premiums.

Overseas award for BHH

Banco Halifax Hispania secured the Best Mortgage Lender (Overseas Property) title in the prestigious 2007 Financial Adviser awards.


HALIFAX

International continued

Risks and Uncertainties

The key risks and uncertainties faced by Europe & North America include a deterioration in the various economies in which we operate (primarily Continental Europe and North America), access to funding, competitive pressure particularly on margins, regulatory change, the attraction and retention of colleagues and exposure to currency fluctuations.

With continuing volatility in the financial markets and the uncertain economic environment across our core geographic markets, maintaining the balance between risks and returns at each stage of the economic cycle and through changes in regulation and legislation are key to our continued success.

As economic conditions weaken and periods of economic volatility are experienced, our credit growth and returns may fall short of expectations. In mitigation, our business is well diversified across a broad spectrum of retail, corporate and investment products and across a number of established geographies. The associated risks are continually reviewed through robust divisional and group governance procedures where risk appetite, credit, market, liquidity and insurance, operational and investment risks are actively managed.

Competitive pressures in our core lending markets could lead to a material reduction in margins and returns. In response, we employ a clearly defined strategy of focusing on sectors where we have established real knowledge and understanding rather than chasing market share. We mitigate this risk by concentrating on and exploiting our understanding of market conditions, maintaining deep customer and introducer relationships and employing intelligent balance sheet management techniques and robust credit processes.

Changes in regulation and legislation are key features in each of our businesses with a current focus on the Capital Requirements Directive in Europe and the recently enacted market disclosure reform (VVG) in our German investment business. We respond positively to these challenges and seek opportunities to turn regulatory change to competitive advantage. We recognise the challenges these changes bring to our people, systems and infrastructure. In mitigation we deploy professional project management techniques and continue to invest to ensure ENA's capabilities remain robust in the face of these changes.

Through our group wide leadership commitment programme we deploy active human resource planning, succession management and talent development processes. This, together with an extensive learning and development programme, increases our ability to attract and retain quality people.

Earnings and net assets are denominated in various foreign currencies and there is a risk of devaluation upon conversion to sterling. To mitigate, forward contracts are used to hedge one year's expected earnings.

Prospects

We continue to pursue a strategy of targeted organic growth across our European and North American businesses by seeking to expand into new markets, while increasing the depth of our presence and relationships in our existing markets by developing our product range, increasing our range of specialist sectors and broadening our distribution reach.

In EFS, we have invested heavily in our new product range and are now well placed to offer our partners competitive products that are compliant with the new German regulations. In our European retail businesses, BoSNL and BHH, the slowing economic outlook is expected to lead to a moderation in demand for credit. However, our branch network in Spain will provide us with increased capacity to develop this business prudently.

In North America, our expanding network of loan offices will position us for further growth opportunities. Our regional banking partnership initiative will continue to complement our established corporate lending business.

We operate in established, affluent and accessible markets which, in spite of current market volatility, are forecast to maintain robust long term growth and which suit HBOS products and risk appetite. The continued attractiveness of the economic, political and fiscal conditions in our markets will play a major role in the pace of our expansion, as will our ability to attract high quality talented colleagues. With our current low market penetrations the scale of the opportunity is substantial.



Growing the UK franchise
Targeted international growth
Cost leadership
Capital discipline
Colleague development

Moving to Spain?

A pilot scheme launched in October 2007, teaming up Halifax Estate Agents with Banco Hispania Halifax – offering Spanish properties for sale in partnership with international housing developers Taylor Woodrow.

Treasury & Asset Management


For more information please visit www.hbosplc.com

In this section you will find:



Lindsay Mackay
Chief Executive, Treasury



Abdallah Nauphal
Chief Executive, Insight Investment

Treasury & Asset Management brands:

BANK OF SCOTLAND TREASURY



Insight
INVESTMENT



HBOS plc



INVISTA
REAL ESTATE
INVESTMENT MANAGEMENT

Treasury manages the Group's funding and liquidity and delivers products and services to the Group and its customers; our Asset Management businesses offer investment solutions to Group and external customers.

Divisional Summary



Our Products and Markets

Treasury
The Treasury division's principal business activities are focused on performing three core functions:

- managing the funding and liquidity position of the Group;
- providing financial services to the Group and its customers; and
- delivering profits.

The order of these functions is important as it reflects the relative priority of each function and ensures that we are able to prioritise accordingly. Funding and liquidity, therefore, is the most important function.

Treasury has operations in London, New York, Sydney, Dublin and Glasgow. Treasury aligns itself to the growth plans in other divisions and therefore seeks to grow income from treasury activities in each of these locations.

Asset Management
Asset Management comprises Insight Investment ('Insight') and Invista Real Estate ('Invista').

Insight is one of the UK's largest fund managers, operating a multi-channel business and managing money for retail investors, pension funds, insurance groups and other institutions, as well as providing the investment expertise for our Insurance & Investment division. Insight's strategic product lines are Fixed Income, Liability Driven Investing ('LDI'), Absolute Return and Equities and we have ambitions to grow our market share in these key areas, predominantly in the UK Institutional market but also we plan a gradual expansion into Europe as well as continuing to leverage off the strength of the Group's brands.

Invista Real Estate Investment Management is the largest UK listed real estate fund management group. Invista manages both commercial and residential property across the UK and continental Europe, and has a total of £8.7bn in assets under management as at 31 December 2007. It manages the real estate assets in funds on behalf of a number of clients, including Halifax, Clerical Medical and St. James's Place.

Our Strategy

Our strategy in Treasury supports the growth of the Group's business and includes:

Funding and liquidity
Managing the Group's funding and liquidity position to ensure that the Group has sufficient financial resources to meet its obligations as they fall due and to do so without excessive cost to the Group. Treasury's core objectives in this area include producing the Group's funding plan which seeks to optimise the funding mix and the relative cost of funds.

Providing financial services to the Group and its customers
Treasury provides financial services to the Group and its customers. Treasury's principal role is not direct client acquisition but to maximise cross-selling opportunities to clients acquired by other divisions. We continue to invest in technology, particularly in relation to internet banking solutions and increased automation between the divisions and Treasury. Treasury's overseas locations support the international growth plans in other divisions.

Trading
All of the Group's market risk trading activity is conducted by Treasury, within the risk appetite set by Group. Treasury's aim is to continue to grow income on the back of business flows whilst maintaining a limited proprietary trading function, managed within modest risk limits and a cautious approach to investments.

Our strategy in Asset Management includes:
Providing superior investment solutions
Investment performance is at the heart of Asset Management. We will strive to continue to provide superior investment solutions to our customers by focusing on those products where we have a proven record of exceptional performance. We will continue to consolidate our position in the market place by further improvement and innovation and grow our key product lines.

Creating a quality investment brand
With exceptional customer service and offering superior investment solutions, we want to be one of the leading investment brands in the asset management market. We are considered a key player in the market and in order to maintain our competitive advantage, we will continue to improve and innovate whilst also investing in front office infrastructure and the recruitment, retention and training of high quality staff.

Profitably grow revenues to create shareholder value
We will continue to grow and develop our sales and trading capability and improve investment performance continuing to invest when appropriate whilst maintaining a strong cost discipline.

Key Performance Indicators

Our key performance indicators are used to measure progress against our strategy.

Wholesale funding maturing in >1 year ratio

%	Year
41.0	2007
47.5	2006

Non-interest income



449
£m
2007
415
£m
2006*



% of Insight's funds under management above benchmark
42
% above 1 year benchmark
2007
53
% above 3 year benchmark
2007
61
% above 1 year benchmark
2006
70
% above 3 year benchmark
2006
Cost:income ratio
55.8
%
2007
47.1
%
2006*

* 2006 figures have been restated, as announced on 12 June 2007, to reflect the divisional reorganisation and the change in definition of underlying.

Treasury & Asset Management

2007 Performance

Underlying profit before tax in Treasury & Asset Management decreased by 21% to £275m (2006 £350m) which includes a negative fair value adjustment relating to certain debt securities of £227m (2006 positive fair value adjustment of £2m). Treasury's performance reflects the turmoil in global financial markets and the related difficult market conditions in the second half of 2007. Excluding these effects, there was strong growth in both underlying income and operating profit. Notwithstanding the difficult conditions faced by the market, we have a strong credit portfolio and no credit provisions were required in the period. Asset Management's profit growth was strong reflecting the growth in assets under management to £117.8bn (2006 £107.8bn) and increased performance fees in Invista.

Risk Weighted Assets ('RWAs') on a Basel I basis have increased by 73% to £26.0bn (2006 £15.0bn) mainly due to the drawdown of Grampian liquidity facilities, increased banking book assets and the impact of widening credit spreads.

Income Statement	Year ended 31.12.2007 £m	Year ended 31.12.2006 £m
Net interest income	**164**	205
Underlying non-interest income	**449**	415
Net trading income (excluding fair value adjustments)*	**357**	247
Fair value adjustments*	**(227)**	2
Net trading income	**130**	249
Fees and commission income	**267**	186
Fees and commission expense	**(49)**	(43)
Other operating income	**105**	22
Share of (losses)/profits of associates and jointly controlled entities	**(4)**	1
Underlying net operating income	**613**	620
Underlying operating expenses	**(342)**	(292)
Staff	**(205)**	(171)
Accommodation, repairs and maintenance	**(3)**	(1)
Technology	**(10)**	(10)
Marketing and communication	**(6)**	(6)
Depreciation: Property and equipment and intangible assets	**(4)**	(4)
Other	**(72)**	(78)
Sub total	**(300)**	(270)
Recharges:		
Technology	**(7)**	(6)
Accommodation	**(14)**	(14)
Other shared services	**(21)**	(2)
Underlying operating profit	**271**	328
Non-operating income	**4**	22
Underlying profit before tax	**275**	350

Net interest margin (bps)**	**5**	7
Cost:income ratio	**55.8%**	47.1%
Insight's funds under management	**£109.1bn**	£98.6bn
Invista's funds under management	**£8.7bn**	£9.2bn
Risk weighted assets	**£26.0bn**	£15.0bn

* Relating to certain debt securities.

** Net interest margin has been calculated as net interest income divided by average interest earning assets excluding securities classified as trading assets but including lending to other members of the Group.

Operating Income and Margins

Underlying net operating income decreased by 1% to £613m (2006 £620m). Net interest income decreased by 20% to £164m (2006 £205m), primarily due to the use of non-interest bearing investments in Treasury where the income is reported through non-interest income, whilst the cost of funding the investment is reported through net interest income, £58m (2006 £nil).

Underlying non-interest income increased by 8% to £449m (2006 £415m). This growth includes increased Treasury Sales revenues, increased Treasury Interest Rate trading business and the receipt of performance fees in Invista. The 2007 outcome also included the results of our Payment and International Services business, transferred from Corporate division, from 1 January 2007 of £31m and income from our non-interest bearing investments of £78m (2006 £nil). This was, however, offset by the negative fair value adjustment relating to certain debt securities of £227m.

Operating Expenses

Underlying operating expenses increased by 17% to £342m (2006 £292m). The increase reflects the ongoing development of the businesses, the inclusion of the operating expenses relating to the Payment and International Services business, which accounted for £20m of the increase, and the inclusion of Bank of Scotland (Ireland) Treasury, which accounted for £4m.

Non-operating Income

Following a strategic review of the non-core Channel Islands business, Insight announced in May 2007 the sale of its Guernsey based retail business, with £0.5bn of assets under management, to Syndicate Asset Management. Completion took place at the end of June, with a gain on sale of £4m.

Treasury Debt Securities

Treasury holds a portfolio of high quality debt securities which are analysed below. There are no credit impairments on the portfolio, but in line with the fall in values generally the full year profit outcome is impacted by a £227m negative fair value adjustment relating primarily to our holdings of Asset Backed Securities and Floating Rate Notes in our trading books. The adjustment is expected to reverse out over time, as no impairments have been incurred in respect of these investments.

We have also made a negative fair value adjustment of £509m post-tax to the Group's Available For Sale reserves in respect of our holding of debt securities in the banking book. This adjustment has no impact on reported profits or regulatory capital strength. It is also expected to reverse out over time, and again, with no impairments incurred.

Treasury's total debt securities portfolio as at 31 December 2007 is summarised in the following table:

Asset class	Banking Book Grampian £bn	Banking Book Other £bn	Trading Book £bn	Total £bn
Asset Backed Securities				
Direct		9.6	13.7	**23.3**
Grampian conduit	18.6			**18.6**
	18.6	9.6	13.7	**41.9**
Covered Bonds		3.2		**3.2**
Bank/Financial Institution Floating Rate Notes ('FRNs')		9.8	6.0	**15.8**
Bank Certificates of Deposit				
Less than 12 months maturity		3.3	13.6	**16.9**
Landale conduit		0.6		**0.6**
Other [1]		1.8	1.0	**2.8**
Total	**18.6**	**28.3**	**34.3**	**81.2**

[1] Principally Governments and Supra-nationals.

Treasury Sales

Continuing strong growth in our UK Corporate Sales business with revenues up 53% reflecting the strength of our Corporate franchise.

BANK OF SCOTLAND TREASURY

Treasury & Asset Management continued

Exposure to Asset Backed Securities

Asset Backed Securities ('ABS') include our Grampian conduit which is, and always has been, consolidated into our balance sheet. ABS are further analysed by asset class and credit rating as shown below.

Asset Class	Banking Book Grampian £bn	Banking Book Other £bn	Trading Book £bn	Total £bn	Weighted Average External Credit Rating [1]
Mortgage Backed Securities					
US RMBS [2]	5.0	1.3	3.2	**9.5**	**1.00**
Non-US RMBS	1.4	1.8	4.8	**8.0**	**1.04**
CMBS [2]	3.1		0.2	**3.3**	**1.08**
	9.5	3.1	8.2	**20.8**	**1.03**
Collateralised Debt Obligations					
CBO [2]	3.3	0.1		**3.4**	**1.03**
CLO [2]	2.7	0.1	0.4	**3.2**	**1.02**
	6.0	0.2	0.4	**6.6**	**1.03**
Personal Sector					
Auto Loans	0.5		1.0	**1.5**	**1.00**
Credit Cards	1.5	0.3	1.0	**2.8**	**1.00**
Personal Loans	0.8		0.2	**1.0**	**1.00**
	2.8	0.3	2.2	**5.3**	**1.00**
FFELP Student Loans [2]		5.6	0.1	**5.7**	**1.00**
Other ABS and fair value adjustments	0.3	(0.1)		**0.2**	**1.00**
Total Uncovered ABS	18.6	9.1	10.9	**38.6**	**1.02**
Negative Basis [3]		0.5	2.8	**3.3**	**1.00**
Total	**18.6**	**9.6**	**13.7**	**41.9**	**1.02**

[1] The external credit rating is the lower of Moody's and Standard & Poor's using the translation: Aaa=1; Aa1=2; Aa2=3, etc.
[2] RMBS means Residential Mortgage Backed Securities; CMBS means Commercial Mortgage Backed Securities; CBO means Collateralised Bond Obligations; CLO means Collateralised Loan Obligations; FFELP means Federal Family Education Loan Programme.
[3] Negative basis means bonds held with separate matching credit default swap ('CDS') protection. The weighted average external credit rating is based on the bond, ignoring the benefit of the CDS.

Certain asset classes are of particular interest to the financial community at this time, and further detail on these is shown below.

Exposure to US RMBS

The table below details our direct exposure to US RMBS by asset class with credit rating information.

Asset Class	Banking Book Grampian £m	Banking Book Other £m	Trading Book £m	Total £m	Weighted Average External Credit Rating
Prime [1]	1,280	247	777	**2,304**	**1.00**
Alt-A	3,675	1,041	2,381	**7,097**	**1.00**
Sub-prime	76	9	20	**105**	**1.00**
Total	**5,031**	**1,297**	**3,178**	**9,506**	**1.00**

[1] Includes £644m of second lien loans to prime borrowers, all of which are monoline wrapped.

Alt-A borrowers are of reasonable credit quality (for example, the weighted average FICO score of our portfolio is 708) but the securities are not classed as prime because they fail one of the prime tests (eg level of full documentation, LTV ratio, owner occupancy rate or single family residency rate). We consider our portfolio to be of extremely high quality, noting that the weighted average LTV is 77% and the current weighted average credit enhancement level is 30%; and it is also entirely triple A rated by external credit rating agencies.

We have little direct exposure to the sub-prime US residential real estate sector, as shown above. Even after taking into account ABS CDOs with exposure to that market the Group's total exposure to US sub-prime investments is less than 0.1% of the Group balance sheet, at £434m, as shown in the table below. In our trading book, the £20m of US sub-prime are all pre-2006 RMBS and fair value adjustments of less than £0.5m were made to reported full year profit. In our banking book, the £414m of investments that contain US sub-prime exposure required a negative post-tax fair value adjustment to equity of £29m.

There have been no credit impairments to any of the above US sub-prime exposures in either the trading or banking books. The table below sets out our US sub-prime exposures with credit rating information.

Asset Class	Banking Book Grampian £m	Banking Book Other £m	Trading Book £m	Total £m	Weighted Average External Credit Rating
ABS CDO with Sub-prime Collateral [1]	300	29		**329**	**1.19**
Sub-prime RMBS [2]	76	9	20	**105**	**1.00**
Total US Sub-prime	**376**	**38**	**20**	**434**	**1.14**

[1] Includes £106m of bonds that are monoline wrapped.
[2] 1997-2005 vintages.

Exposure to Collateralised Debt Obligations

HBOS CDO exposure is quantified in the table below, with credit rating information. This is a highly rated portfolio, the majority of which is based on corporate credits. ABS CDOs include bonds based on residential mortgage backed bonds, as noted above.

Asset Class	Banking Book Grampian £m	Banking Book Other £m	Trading Book £m	Total £m	Weighted Average External Credit Rating
ABS CDO [1]	332	29		**361**	**1.23**
High Yield Corporate CBO	112			**112**	**1.22**
Investment Grade Corporate CBO	2,135			**2,135**	**1.00**
Commercial Real Estate CBO	715	63		**778**	**1.00**
CLO	2,705	51	442	**3,198**	**1.02**
Total	**5,999**	**143**	**442**	**6,584**	**1.03**

[1] ABS CDO includes £329m of US Sub-prime related as shown in the previous table.

Award-winning Insight

Insight Investment won LDI Manager of the Year & UK Fixed Income Manager of the Year at the Financial Times Business Pension and Investment provider awards.


Insight
INVESTMENT
HBOS plc

Exposures to Monolines

HBOS has a conservative investment approach to all its investments wrapped or protected by monoline insurance companies. At the time of investment all underlying securities that are insured by a monoline insurance company are reviewed and must achieve an investment grade rating on a stand alone basis, before any protection is taken into account.

Our exposure to monolines arises from two sources; bonds that are wrapped, with a nominal exposure of £2.3bn (£1.9bn in Grampian), and 'negative basis' trades, with a nominal exposure of £2.8bn, where we purchase a bond and then buy CDS protection from a monoline separately. In respect of the former, we calculate an exposure to the monoline based on our internal rating of the underlying exposure and the uplift in rating provided by the monoline wrap. For CDS, all underlying bonds are triple-A rated externally, and the exposure calculation to the monoline is a combination of mark to market exposure based on the bond price and a Potential Future Exposure calculation. Using the HBOS methodology described above we have £551m of credit exposure to monolines.

At 31 December 2007 all of our monoline exposures were triple A rated by both Moody's and Standard & Poor's ('S&P'). As of 26 February 2008, 85% of our exposures were to a monoline rated triple A by both Moody's and S&P with the balance to monolines rated A3/A or A3/A-.

Fair Values of Debt Securities

The fair value of debt securities in active markets is based on market prices or broker/dealer valuations. Where quoted prices on instruments are not readily and regularly available from a recognised broker, dealer or pricing service or available prices do not represent regular transactions in the market, the fair value is estimated using quoted market prices for securities with similar credit, maturity and yield characteristics or similar valuation models.

ABS not traded in an active market are valued using valuation models that include non-market observable inputs. These models use observed issuance prices, benchmarking methodology and modelled market correlations. For each asset class within the ABS portfolio, the implied spread arrived at by using this methodology is applied to the securities within that asset class. Additional assessments are then made on possible deterioration in credit risk for each individual security.

At 31 December 2007, the value of ABS measured using models with non-market observable inputs comprised £5.4bn (2006 £nil) within financial assets held for trading and £12.4bn (2006 £nil) within assets classified as available for sale.

During the year, a £78m pre-tax negative fair value adjustment was recognised in the income statement on ABS that were valued using models with non-market observable inputs (2006 £nil). In addition to this a post-tax negative fair value adjustment of £158m (2006 £nil) on ABS classified as available for sale was recognised in equity reserves.

For ABS asset valuations using non-market observable inputs, the effect of a one basis point move in credit spreads would result in a pre-tax movement of £1.9m for ABS assets classified as held for trading and a post-tax movement of £3.5m (recognised in equity reserves) on assets classified as available for sale.

The use of non-market observable inputs in the valuation models will diminish as and when activity returns to these markets.

Operational Performance
Treasury
Funding and Liquidity

During 2007, Treasury continued to support the Group's capital and funding plans. In respect of capital, Treasury arranged a US$750m Tier 1 perpetual preference share issue and five lower Tier 2 subordinated debt issues.

In respect of funding, £15.7bn was raised from existing programmes in the securitisation and covered bonds market during the year. This comprised £6.6bn from covered bonds and £9.1bn from securitisations. Treasury also completed an unfunded synthetic securitisation in the first half of 2007.

Conduits

HBOS sponsors two conduits, Grampian and Landale, which are special purpose vehicles that invest in highly rated assets and fund via the Asset Backed Commercial Paper ('ABCP') market. At 31 December 2007, investments held by Grampian totalled £18.6bn. Grampian is, and always has been, fully consolidated into our balance sheet. £0.6bn of assets held by Landale are also consolidated. Grampian is a long established, high grade credit investment vehicle that invests in diversified Asset Backed Securities of which over 99.9% are rated AAA by S&P and Aaa by Moody's. Grampian has a liquidity line in place with HBOS which covers all of the assets and programme wide credit enhancement is also provided by HBOS. Landale holds both assets originated from our own balance sheet and third party transactions. Landale has liquidity lines from HBOS and from third party banks, and therefore the former, but not the latter, are consolidated into our balance sheet.

In the latter half of 2007, due to the disruption in the ABCP market, there have been occasions when Grampian and Landale (in respect of assets backed by HBOS liquidity lines) have declined to issue ABCP given the unattractiveness of the spreads and maturities available. At these times we therefore funded the conduits, on a temporary basis, through the available liquidity lines rather than through the ABCP market. At 31 December 2007, HBOS had provided funding to the Grampian and Landale conduits of £8.1bn.

Sales and Trading

Net sales and trading income increased by 45% to £357m (2006 £247m) reflecting a strong performance from our sales and trading operations.

During the year, the UK Sales business area produced consistent revenue growth, especially Corporate Sales, where net revenues have increased by 53% to £121m (2006 £79m), reflecting the strength of our Corporate franchise. Also, the results of our Payment and International Services business are included within the sales revenues from 1 January 2007, accounting for £31m of the reported increase in Sales revenues.

The Trading business includes strong performances by our Interest Rate trading desks.

Asset Management

Insight

In 2007, Insight saw net inflows of £9.8bn (2006 £13.4bn), a strong performance despite the delay in the funding of new business in the second half of 2007 caused by the global financial markets dislocation. This has resulted in a very strong year end pipeline of won, but unfunded, business, which Insight expects to fund in the first half of 2008.

Insight's expansion into Europe has begun to translate to sales with several new mandates funding in the year. Overall, assets under management increased by 11% to £109.1bn (2006 £98.6bn) after the transfer out of £4.2bn, as part of the agreed sale of Equitable Life funds.

The restructure in 2006 of Insight's UK Equity platform has led to much better performance in 2007, with active UK Equity funds ahead of benchmark. Global Equity continues to outperform over all periods whilst European Equities performed below benchmark during the year. Following several years of consistent out performance, UK Fixed Income underperformed during the year but our cash funds remain ahead over all periods. Despite turbulent markets, our flagship Diversified Target Return fund outperformed its cash benchmark in 2007. Absolute Insight was slightly behind benchmark for the year, however it sits well amongst its peers given the capital losses and subsequent mass outflows experienced by many of its competitors during 2007.

Insight achieved recognition as one of the market leaders in the Institutional pension market by winning several prestigious industry awards. These included:

- LDI Manager of the Year & UK Fixed Income Manager of the Year, Financial Times Business Pension and Investment provider awards;
- LDI Manager of the Year, Global Pension Awards; and
- Eurozone Fixed Income Manager of the Year (Govt bonds) & Eurozone Fixed Income Manager of the Year (Govt bonds & non Govt bonds), Professional Pensions' Specialist and Alternative Investment Manager Awards.

Insight was recognised for the contribution it has made in developing corporate governance and investor responsibility, by winning the Socially Responsible Investment Programme of the Year award from Funds Europe magazine.

Invista

Despite the slowdown in the UK commercial property market in 2007, Invista, our 55% owned fund management business, was still able to grow its business by successfully completing three significant balance sheet investments. In the first half of the year, Invista acquired two portfolios with long standing JV partners. The first was a €348m French portfolio and the second a £127.5m UK residential portfolio. Furthermore, Invista successfully launched a pan-European Opportunity Fund, to which it committed to invest £25m, alongside other investors in the fund.

Invista continues to focus on growing its recurring management fee income and has done in 2007 with the new funds launched, at higher margins than the average fee rate across its existing range of products. Investment performance of the underlying funds is one of the important priorities for Invista and continues to be strong. 80% of assets under management have out-performed their benchmark, over a one year period to 31 December 2007.

Treasury & Asset Management continued

Risks and Uncertainties
The key risks and uncertainties managed by Treasury include the risk that the Group does not have sufficient liquidity to meet its obligations as they fall due, has insufficient funding and/or capital to finance business growth, and has insufficient capital resources to meet the regulatory minimum or to support its credit ratings. The management of the funding and liquidity is delegated to Treasury and our approach to mitigate this risk is explained on pages 95 to 98.

Other risks and uncertainties faced by Treasury include less liquid and/or more volatile financial markets leading to losses from trading activities or permanent impairments to our investment securities. Less liquid financial markets could also affect the reliability of model valuations of certain asset backed securities. We review our valuation models regularly and adjust the assumptions to take account of evolving market conditions. These factors could lead to increased funding costs and increased volatility of earnings and equity.

In our Asset Management businesses, the key risks and uncertainties include the performance of investment markets, investment performance deteriorating below benchmark and the retention of key colleagues.

The volatility in the financial markets in which our Asset Management businesses operate, along with the general sales environment, could impact on growth prospects and profitability. To mitigate against a sector specific downturn materially affecting the business, we are actively diversifying our product range and expanding our market reach further in Europe. In Insight, the focus on Liability Driven Investing ('LDI') and Absolute Return strategies, helps further mitigate against difficult market conditions.

The loss of key colleagues could result in a deterioration in investment performance or lower volumes of new business. To mitigate this risk, we base our investment strategy on principles and processes rather than hiring 'star' fund managers. Furthermore, we have retention strategies in place for key employees through our Long Term Incentive Plan.

Prospects
Treasury
The primary focus of our Treasury operations is to manage the Group's funding and liquidity. The dislocation in financial markets which commenced in the second half of 2007 is expected to continue to be a feature of financial markets, particularly the term markets, in 2008. In recent years, prior to the dislocation in financial markets, we have lengthened the maturity profile of our wholesale funding and diversified the types and sources of such funding. This has enabled us to operate effectively in difficult financial markets and will give us the flexibility to source funds in 2008, at appropriate prices, consistent with our business requirements. As term markets recover, we will continue to ensure that the profile of the funding portfolio is appropriate for our longer term business plans.

Treasury profits were affected by negative fair value adjustments to debt securities in 2007. We expect these adjustments to both the income statement and balance sheet to reverse out over time as markets recover and/or the debt securities reach maturity.

We will continue to be selective in issuing commercial paper at appropriate spreads from our ABCP conduits Grampian and Landale or fund the conduits via the repo markets or our own liquidity lines as appropriate.

Treasury also provides services to the Group and to the Group's customers. We continue to invest in our capabilities to deliver a top quality service and performance. Access to Group customers, product innovation and our strong standing in the market underpins our confidence in our business model. Our cautious approach to products and services remains unaltered.

Asset Management
Within Asset Management, Insight's award winning LDI and Fixed Income teams are ideally placed to win more new business in 2008 as pension schemes continue to look for solutions to de-risk their portfolios. We now have the absolute return and equities skills to provide sources of relative out performance for pension schemes and will seek opportunities to deepen our relationships with existing clients, with these solutions. Insight will also seek to further diversify revenue streams by exploiting strong investment performance in other asset classes and expanding further into new European markets. Our retail strategy has been significantly refreshed in 2007 and we are confident that in 2008 we will have significant flows from retail investors, either directly or via third party distributors.

Invista remains focused on deploying the balance sheet capital raised at IPO in September 2006 and will continue to investigate new real estate markets which it believes present the potential for superior investment returns.

Group Finance Director's Report



For more information please visit www.hbosplc.com

In this section you will find:



Mike Ellis
Group Finance Director

HBOS plc

Group Finance Director's Report

Introduction

Group underlying profit before tax increased by 3% to £5,708m (2006 £5,537m). Underlying net operating income rose by 6% driven by good growth in underlying non-interest income. Underlying operating expenses rose by 7% and impairment losses by 15%.

Profit before tax decreased by 4% to £5,474m (2006 £5,706m), predominantly reflecting the disposal of Drive in 2006 and the reduction in policyholder tax payable.

Basic earnings per share increased by 6% to 106.2p (2006 100.6p). Underlying earnings per share also rose 6% to 106.2p (2006 100.5p) and the proposed final dividend increased by 16% to 32.3p (2006 27.9p). The full year dividend is 48.9p (2006 41.4p), an increase of 18% on 2006. The final dividend will be paid on 12 May 2008 to ordinary shareholders on the register at the close of business on 14 March 2008.

The table below reconciles underlying profit before tax and profit before tax.

	Year ended 31.12.2007 £m	Year ended 31.12.2006 £m
Underlying profit before tax	**5,708**	5,537
Adjusted for:		
Regulatory provisions charge	**(122)**	(95)
Impact of the 2008 change in corporation tax rate on the value of leasing assets	**(10)**	
Profit on sale of Drive		180
Goodwill impairment	**(5)**	(55)
Policyholder tax payable	**18**	220
Short term fluctuations	**(115)**	(81)
Profit before tax	**5,474**	5,706

Regulatory scrutiny and media interest into current account charges has generated an industry wide increase in customer requests for refunds of current account service fees. In 2007, ex gratia refunds, together with the associated administration costs, amounted to £122m, prior to suspension of such payments following the test case launched by the OFT in July. These refunds are reported outside of our underlying results as they relate predominantly to fees charged in prior years.

During 2008 various corporation tax rates will change. The UK rate reduces from 30% to 28% in April 2008 and the German rate reduced from 25% to 15% from January 2008. This has resulted in a net benefit of £171m to profit attributable to ordinary shareholders arising from a reduction in deferred tax net liabilities of £178m, partially offset by a £7m (£10m pre-tax) reduction in the value of leasing assets. This net benefit has been excluded from our underlying results.

The table below reconciles underlying profit attributable to ordinary shareholders to profit attributable to ordinary shareholders.

	Year ended 31.12.2007 £m	Year ended 31.12.2006 £m
Underlying profit attributable to ordinary shareholders	**3,965**	3,816
Adjusted for:		
Regulatory provisions charge	**(85)**	(67)
Impact of the 2008 change in corporation tax rate on:		
the value of leasing assets	**(7)**	
deferred tax net liabilities	**178**	
Profit on sale of Drive		180
Goodwill impairment	**(5)**	(55)
Short term fluctuations	**(81)**	(57)
Profit of disposal group classified as held for sale attributable to ordinary shareholders		3
Profit attributable to ordinary shareholders	**3,965**	3,820

Post Tax Return on Mean Equity

Group post tax return on mean equity ('ROE') decreased to 19.7% (2006 20.8%).

	Year ended 31.12.2007 £m	Year ended 31.12.2006 £m
Underlying profit attributable to ordinary shareholders	**3,965**	3,816
Mean Equity	**20,101**	18,375
	%	%
Group post tax return on mean equity	**19.7**	20.8

Note: ROE is calculated by dividing underlying profit attributable to ordinary shareholders by the monthly average of ordinary shareholders' funds.

Growing the UK franchise
Targeted international growth
Cost leadership
Capital discipline
Colleague development

Income Statement Analysis

Divisional financial performance can be summarised as follows:

Year ended 31 December 2007	Retail £m	Corporate £m	Insurance & Investment £m	International £m	Treasury & Asset Mgmt £m	Group Items £m	Drive £m	Year ended 31.12.2007 £m	Year ended 31.12.2006 £m
Underlying net interest income	4,099	2,061	(98)	1,088	164			**7,314**	7,400
Underlying non-interest income	1,304	1,746	1,591	499	449			**5,589**	4,717
Underlying net operating income	5,403	3,807	1,493	1,587	613			**12,903**	12,117
Underlying operating expenses	(2,147)	(885)	(849)	(714)	(342)	(337)		**(5,274)**	(4,908)
Impairment losses on loans and advances	(1,294)	(602)		(116)				**(2,012)**	(1,742)
Underlying operating profit	1,962	2,320	644	757	271	(337)		**5,617**	5,467
Non-operating income	87				4			**91**	70
Underlying profit before tax	**2,049**	**2,320**	**644**	**757**	**275**	**(337)**		**5,708**	5,537
Year ended 31 December 2006									
Underlying profit before tax	2,364	1,776	581	617	350	(241)	90	5,537	
Increase/(decrease) in underlying profit before tax	**(13)%**	**31%**	**11%**	**23%**	**(21)%**	**(40)%**		**3%**	

Net Interest Income

Underlying net interest income fell by 1% in 2007 to £7,314m (2006 £7,400m). This reflects the impact of the disposal of Drive and acquisition of Lex in 2006 along with the use of non-interest bearing Treasury investments in 2007.

The Group net interest margin has fallen 9bps to 1.63% (2006 1.72% excluding Drive). This reflects reductions in Retail and Corporate of 12bps and 19bps respectively and a change of business mix between the divisions. Retail's decline was driven by competitive pressure on mortgages in the first half and the increased cost of funding in the second half. Corporate's reduction was the result of competitive pressures for new business, coupled with changes to the mix of business written.

	Year ended 31.12.2007 £m	Year ended 31.12.2006 £m
Interest receivable	**35,022**	26,742
Interest payable	**(27,708)**	(19,342)
Underlying net interest income (including Drive)	**7,314**	7,400
Drive		(254)
Underlying net interest income (excluding Drive)	**7,314**	7,146

	Year ended 31.12.2007 £m	Year ended 31.12.2006 £m
Average balances		
Interest earning assets:		
Loans and advances	**408,282**	372,938
Securities and other liquid assets	**40,295**	42,741
	448,577	415,679
Drive		(1,345)
	448,577	414,334
Group net interest margin (excluding Drive)	**1.63%**	1.72%
Divisional net interest margins:		
Retail	**1.66%**	1.78%
Corporate	**2.06%**	2.25%
International	**1.93%**	1.97%
Treasury & Asset Management	**0.05%**	0.07%

Non-interest Income

Underlying non-interest income increased by 18% to £5,589m (2006 £4,717m). Following the financial market dislocation, the full year profit outcome in 2007 is impacted by a £227m negative fair value adjustment to investments held within Treasury division. These investments primarily relate to floating rate notes and asset backed securities. This adjustment is expected to reverse out over time as no impairments have been incurred in respect of these investments.

Net fees and commissions have increased by 8%, where growth in Corporate, due to higher underwriting fees, and in Treasury & Asset Management, has more than offset a fall in Retail in respect of lower Credit Card fees. Profit on the sale of investment securities increased to £496m, mainly reflecting realisations in the Corporate Investment portfolio. Net operating lease income increased by 47%, reflecting the full consolidation of Lex, which became a fully owned subsidiary on 31 May 2006.

	Year ended 31.12.2007 £m	Year ended 31.12.2006 £m
Fees and commission income	**2,378**	2,175
Fees and commission expense	**(1,118)**	(1,012)
Net earned premiums on insurance contracts	**5,616**	5,648
Net trading income	**178**	292
Change in value of in-force long term assurance business	**16**	282
Other operating income:		
Profit on sale of investment securities	**496**	307
Operating lease rental income	**1,322**	1,042
Net investment income related to insurance and investment business	**4,710**	6,306
Other income	**486**	135
Non-interest income	**14,084**	15,175
Impairment on investment securities	**(60)**	(71)
Operating lease depreciation	**(985)**	(812)
Change in investment contract liabilities	**(2,538)**	(2,910)
Net claims incurred on insurance contracts	**(2,952)**	(2,328)
Net change in insurance contract liabilities	**(2,244)**	(3,894)
Change in unallocated surplus	**50**	(569)
Share of profits of associates and jointly controlled entities	**234**	126
Underlying non-interest income	**5,589**	4,717

Underlying non-interest income analysed by division:

	Year ended 31.12.2007 £m	Year ended 31.12.2006 £m
Retail	**1,304**	1,352
Corporate	**1,746**	1,053
Insurance & Investment	**1,591**	1,494
International	**499**	404
Treasury & Asset Management	**449**	415
Underlying non-interest income (excluding Drive)	**5,589**	4,718
Drive		(1)
Underlying non-interest income (including Drive)	**5,589**	4,717

Operating Expenses

Underlying operating expenses increased by 7% to £5,274m (2006 £4,908m). The increase of £366m over last year includes planned investments in International and Treasury & Asset Management, the implementation costs of our cost efficiency programme and the full consolidation of Lex which became a wholly owned subsidiary on 31 May 2006. Excluding Drive, underlying operating expenses increased by 8%.

	Year ended 31.12.2007 £m	Year ended 31.12.2006 £m
Staff	**2,911**	2,674
Accommodation, repairs and maintenance	**450**	421
Technology	**273**	238
Marketing and communication	**380**	367
Depreciation: Property and equipment and intangible assets	**417**	380
Other	**843**	828
Underlying operating expenses	**5,274**	4,908
Operating lease depreciation	**985**	812
Change in investment contract liabilities	**2,538**	2,910
Net claims incurred on insurance contracts	**2,952**	2,328
Net change in insurance contract liabilities	**2,244**	3,894
Change in unallocated surplus	**(50)**	569
Total	**13,943**	15,421

Underlying operating expenses analysed by division:

	Year ended 31.12.2007 £m	Year ended 31.12.2006 £m
Retail	**2,147**	2,127
Corporate	**885**	812
Insurance & Investment	**849**	820
International	**714**	573
Treasury & Asset Management	**342**	292
Group Items	**337**	241
Underlying operating expenses (excluding Drive)	**5,274**	4,865
Drive		43
Underlying operating expenses (including Drive)	**5,274**	4,908

Cost:income Ratio

The Group cost:income ratio remained stable at 40.9% (2006 41.0%).

	Year ended 31.12.2007 £m	Year ended 31.12.2006 £m
Underlying operating expenses	**5,274**	4,865
Underlying net interest income	**7,314**	7,146
Underlying non-interest income	**5,589**	4,718
Underlying net operating income	**12,903**	11,864
	%	%
Group cost:income ratio	**40.9**	41.0

Divisional cost:income ratios are summarised below:

	Year ended 31.12.2007 %	Year ended 31.12.2006 %
Retail	**39.7**	38.4
Corporate	**23.2**	26.9
International	**45.0**	44.6
Treasury & Asset Management	**55.8**	47.1

Group Items

Group Items principally comprises the expenses of managing the Group, including technology so far as it is not devolved to divisions, accommodation and other shared services such as cheque clearing, mailing, etc. The costs of technology, accommodation and other shared services (other than those borne directly by Group Functions) are subsequently recharged to divisions according to their usage and are shown under the operating expense analysis for each division. Group Items has increased by £96m (40%) compared to last year, of which £75m is due to the implementation costs of our cost efficiency programme.

	Year ended 31.12.2007 £m	Year ended 31.12.2006 £m
Staff	**318**	291
Accommodation, repairs and maintenance	**363**	345
Technology	**104**	91
Marketing and communication	**65**	67
Depreciation: Property and equipment and intangible assets	**199**	192
Other	**272**	200
Sub total	**1,321**	1,186
Less Recharges:		
Technology	**(368)**	(365)
Accommodation	**(377)**	(365)
Other shared services	**(239)**	(215)
Total	**337**	241

Taxation

Changes in corporation tax rates have resulted in a reduction to the deferred tax net liabilities of the Group of £178m at December 2007, which has been excluded from our underlying results.

The tax charge for the year of £1,365m (2006 £1,772m) includes £18m (2006 £220m) in respect of the tax charge levied on life companies for policyholder tax and a decrease of £178m in respect of the change in the corporation tax rate. Excluding these items results in an effective rate of 28.0% (2006 28.3%). Included within the tax charge of £1,365m was overseas tax of £293m (2006 £206m).

Group Finance Director's Report continued

Balance Sheet and Credit Quality Analysis

	Retail £bn	Corporate £bn	International £bn	Treasury & Asset Mgmt £bn	Total 31.12.2007 £bn	Total 31.12.2006 £bn
Loans and advances to customers	253.4	109.3	67.1	0.2	**430.0**	376.8
Impairment provisions	2.3	0.8	0.3		**3.4**	3.1
Loans and advances to customers (before provisions)	255.7	110.1	67.4	0.2	**433.4**	379.9
Customer deposits	158.3	44.1	23.6	17.2	**243.2**	211.9
Risk weighted assets (Basel I)	117.6	129.0	56.9	26.0	**330.8***	276.0*

* Includes risk weighted assets of £1.3bn (2006 £0.8bn) attributable to Insurance & Investment.

Loans and advances to customers increased by 14% to £430.0bn (2006 £376.8bn). The increase was 7% in Retail, 22% in Corporate and 38% in International.

Customer deposits increased by 15% to £243.2bn (2006 £211.9bn) and wholesale funding increased by 16% to £248.0bn (2006 £214.2bn).

Classification of advances

The mix of the Group's gross lending portfolio at the year end is summarised in the following table:

	As at 31.12.2007 %	As at 31.12.2006 %
Manufacturing industry	**1**	1
Construction and property	**8**	8
Hotels, restaurants and wholesale and retail trade	**2**	2
Transport, storage and communication	**1**	2
Financial	**1**	2
Other services	**6**	5
Individuals:		
Residential Mortgages	**55**	58
Other personal lending	**5**	5
Overseas residents	**21**	17
Total	**100**	100

Credit Quality & Provisions

The total charge for loan impairment losses against Group profits was £2,012m (2006 £1,742m), a 15% increase which represents 0.50% of average advances (2006 0.48%).

Impairment Provisions	Total £m
At 1 January 2007	3,089
Amounts written off during the year	(1,726)
New impairment provisions less releases	2,111
Exchange movements	28
Discount unwind on impaired advances	(129)
Closing balance at 31 December 2007	**3,373**
New impairment provisions less releases	2,111
Recoveries of amounts previously written off	(99)
Net charge to income statement	**2,012**

Impairment provisions as a % of closing advances are analysed in the following table:

	As at 31.12.2007 £m	As at 31.12.2007 As % of closing advances	As at 31.12.2006 £m	As at 31.12.2006 As % of closing advances
Retail	**2,249**	**0.89**	2,108	0.89
Corporate	**802**	**0.73**	735	0.82
International	**322**	**0.48**	246	0.51
Total impairment provisions	**3,373**	**0.78**	3,089	0.82

Impaired loans as a % of closing advances and impairment provisions as a % of impaired loans are analysed by division in the following table:

As at 31 December 2007		**Advances £bn**	**Impaired loans* £m**	**Impaired loans* as % of closing advances %**	**Impairment provisions £m**	**Impairment provisions as % of impaired loans* %**
Retail:	**Secured**	**235.6**	**4,234**	**1.80**	**330**	**8**
	Unsecured	**17.8**	**2,322**	**13.04**	**1,919**	**83**
	Total	**253.4**	**6,556**	**2.59**	**2,249**	**34**
Corporate		**109.3**	**1,517**	**1.39**	**802**	**53**
International		**67.1**	**826**	**1.23**	**322**	**39**
Treasury & Asset Management		**0.2**				
Total		**430.0**	**8,899**	**2.07**	**3,373**	**38**

As at 31 December 2006		Advances £bn	Impaired loans* £m	Impaired loans* as % of closing advances %	Impairment provisions £m	Impairment provisions as % of impaired loans* %
Retail:	Secured	219.4	4,047	1.84	408	10
	Unsecured	18.3	2,411	13.17	1,700	71
	Total	237.7	6,458	2.72	2,108	33
Corporate		89.6	1,163	1.30	735	63
International		48.7	581	1.19	246	42
Treasury & Asset Management		0.8				
Total		376.8	8,202	2.18	3,089	38

* Excludes Corporate impaired loans no loss.

Capital Structure

Basel I

Tier 1 and Total regulatory capital ratios are 7.4% (2006 8.1%) and 11.1% (2006 12.0%) respectively. These ratios moved slightly below HBOS normal target operating ranges for capital ratios in the second half of the year. This was primarily due to higher than planned increases in risk weighted assets and our decision not to issue further Tier 1 capital in the second half of 2007. This position also reflected the share buyback of £500m (including costs) in 2007.

Risk Weighted Assets

Risk weighted assets (RWAs) increased by 20% to £330.8bn (2006 £276.0bn). RWAs at 31 December 2007 are based on new prudential rules relating to the consolidation of participations*. Had the new rules been applied at December 2006 RWAs would have been £5.0bn lower at £271.0bn and the actual growth in RWAs in 2007 would have been 22%.

The increase in RWAs was driven by the following factors:

- In Corporate, asset growth in the second half increased as Corporate took advantage of good lending opportunities in the market and saw lower refinancing and selldown in the slower secondary market;
- In Treasury & Asset Management, in the second half of 2007, we chose temporarily to fund maturing Asset Backed Commercial Paper ('ABCP'), issued by our ABCP conduit, Grampian, from our own strong liquidity resources rather than pay the excessive spreads the ABCP market was demanding in the second half of 2007. As a result, at 31 December 2007, we had funded £7.1bn of Grampian's ABCP, equivalent to 3% RWA growth and accounting for 16bps of the decline in the Tier 1 ratio. Landale liquidity facility drawn balances at 31 December 2007 were £1.0bn, which after consolidation leaves £0.5bn of RWAs which are reflected in the Corporate figures.
- In International, RWA growth of 38% reflects strong lending growth across the division as we expand our overseas activities.

Excluding the impact of Grampian, the underlying RWA growth is 17%. RWAs are quoted after capital relief, achieved by securitisations. New securitisations during the year provided an additional £7.5bn of capital relief offset by £6.0bn due to the redemption of existing loan securitisations.

Capital

(The table set out below forms an integral part of the audited financial statements as described in the Accounting Policies section of the Financial Statements on page 160.)

The movement in Tier 1 capital in the year is shown below:

Movement in Tier 1 capital	2007 £m	2006 £m
As at 1 January	**22,429**	20,667
Profit for the year after preference dividends paid	**4,033**	3,880
Ordinary dividends paid	**(1,667)**	(1,442)
Shares bought back	**(500)**	(982)
Decrease/(increase) in goodwill and intangible assets*	**815**	(745)
Preference shares and preferred securities issued	**374**	842
(Decrease)/increase in minority interests*	**(935)**	252
Other, including exchange differences	**(161)**	(43)
As at 31 December	**24,388**	22,429

* The decrease in goodwill and intangible assets and minority interests in 2007 is primarily due to the new prudential rules on the consolidation of participations. As part of Prudential Sourcebook for Banks, Building Societies and Investment Firms (BIPRU), rules on the consolidation of participations have been implemented from 1 January 2007. The change principally requires 'proportional' consolidation of jointly controlled entities and associates and results in a reduction of risk weighted assets and minority interests and goodwill balances relating to these participations.

(End of information that forms an integral part of the audited financial statements.)

In addition to retained earnings, Tier 1 capital was strengthened by £374m by the issuance of non-innovative preference shares of US$750m in May 2007. No Tier 1 capital was raised in the second half of the year. Tier 1 capital was reduced by £500m of ordinary shares bought back in the year. Tier 1 gearing at the year end was 24.7% (2006 25.0%).

Tier 2 capital was increased during the year by a dated subordinated debt issue of €1bn in March, AUD$600m in May, US$1bn and CAD$500m in June and £500m and €160m in October. In sterling equivalent terms at 31 December 2007, this new issuance totalled £2,368m.

Supervisory deductions mainly reflect investments in subsidiary undertakings that are not within the banking group for regulatory purposes together with deductions relating to the securitisation of loans. These unconsolidated investments are primarily Clerical Medical, St James's Place, St. Andrew's Group, and Heidelberger Leben. Total supervisory deductions increased to £6,085m from £5,666m primarily as a result of increases in the embedded value of life policies held and increased deductions relating to securitisations.

Capital Structure Basel I	As at 31.12.2007 £m	As at 31.12.2006 £m
Risk weighted assets		
Banking book – on balance sheet	**301,173**	253,839
Banking book – off balance sheet	**19,692**	14,272
Trading book	**9,973**	7,901
Total risk weighted assets	**330,838**	276,012
Tier 1 capital ratio (%)	**7.4**	8.1
Total capital ratio (%)	**11.1**	12.0

(The table set out below forms an integral part of the audited financial statements as described in the Accounting Policies section of the Financial Statements on page 160.)

Capital Resources Basel I	As at 31.12.2007 £m	As at 31.12.2006 £m
Core Tier 1		
Ordinary share capital	**933**	941
Eligible reserves	**20,166**	18,496
Minority interests (equity)	**123**	1,058
Perpetual non-cumulative preference shares		
Preference share capital	**2,781**	2,422
Innovative Tier 1		
Preferred securities	**3,247**	3,189
Deductions from Tier 1		
Goodwill & other intangible assets	**(2,862)**	(3,677)
Total Tier 1 capital	**24,388**	22,429
Upper Tier 2		
Available for sale reserve	**187**	168
Undated subordinated debt	**5,591**	5,598
Collectively assessed impairment provisions	**2,671**	2,711
Lower Tier 2		
Dated subordinated debt	**9,900**	7,914
Total Tier 2 capital	**18,349**	16,391
Supervisory deductions:		
Unconsolidated investments – life	**(4,596)**	(4,260)
Unconsolidated investments – other	**(506)**	(510)
Investments in other banks and other deductions	**(983)**	(896)
Total supervisory deductions	**(6,085)**	(5,666)
Total Capital Resources	**36,652**	33,154

(End of information that forms an integral part of the audited financial statements.)

Basel II

On 1 January 2008 HBOS implemented the Basel II rules for capital adequacy. The Financial Services Authority (FSA) has approved the use by HBOS of the internal ratings based ('IRB') advanced approach to credit risk and the advanced measurement approach ('AMA') for operational risk. Accordingly, Pillar 1 minimum capital requirement will be calculated on these bases from 1 January 2008. This follows a year of parallel running of these approaches and agreement with the FSA of a timetable for further roll out of credit risk models over the next two years.

Capital ratios will be presented on a Basel II basis only for our Interim results presentation in July 2008 and it is our intention to make the additional Basel II disclosures required under Pillar 3, as implemented through BIPRU, in our December 2008 Annual Report & Accounts. Based on current model roll out, the resultant opening capital position as at 1 January 2008 is shown for information in the following table.

The Basel II Tier 1 capital ratio is 7.7% and Total capital ratio is 11.0% compared to a Basel I Tier 1 capital ratio of 7.4% and Total capital ratio of 11.1%.

The Group's RWAs at 31 December 2007 under Basel II are 7% lower than under Basel I. This movement represents a significant reduction in Retail credit risk RWAs offset by higher credit risk RWAs in Corporate and a separable amount now calculated and held for Operational Risk.

In line with our Capital Management Policy capital ratio target ranges have been reviewed to take account of the move to Basel II. In particular we have had regard to the fact that a number of variables that were previously not specifically incorporated in calculating capital ratios (and therefore were covered by maintaining additional buffer in setting our monitoring ratios) are now built into the core calculations. Examples would include Operational Risk and a prudent assessment of Expected Losses. We have therefore set our Tier 1 target range at 7.5%-8.5%.

Capital resources are £2,794m lower under Basel II than under Basel I primarily as a result of the deduction of expected losses that are in excess of accounting provisions and with collective provisions on transactions on IRB approach no longer included within Tier 2 capital. Supervisory deductions have significantly reduced under Basel II as the majority of assets held in securitisation vehicles are now held as RWAs within capital requirement and therefore capital deductions are not applicable where this is the case.

Capital Structure Basel II	As at 01.01.2008 £m
Risk weighted assets	**309,173**
Capital Resources	
Core Tier 1	
Ordinary share capital	**933**
Eligible reserves	**20,421**
Minority interests	**123**
Perpetual non-cumulative preference shares	
Preference share capital	**2,781**
Innovative Tier 1	
Preferred securities	**3,247**
Deductions from Tier 1	
Goodwill & other intangible assets	**(2,862)**
Excess expected loss	**(875)**
Securitisation deductions	**(11)**
Total Tier 1 capital	**23,757**
Upper Tier 2	
Available for sale reserve	**187**
Undated subordinated debt	**5,591**
Collectively assessed impairment provisions	**463**
Lower Tier 2	
Dated subordinated debt	**9,900**
Deductions from Tier 2	
Excess expected loss	**(875)**
Securitisation deductions	**(11)**
Total Tier 2 capital	**15,255**
Supervisory deductions	
Unconsolidated investments – life	**(4,596)**
Unconsolidated investments – other	**(506)**
Other deductions	**(52)**
Total supervisory deductions	**(5,154)**
Total Capital Resources	**33,858**
Tier 1 capital ratio (%)	**7.7**
Total capital ratio (%)	**11.0**
Tier 1 gearing (%)	**25.4**

Group Embedded Value Information (IFRS Basis)

The sources of profit from all long term assurance business accounted for as insurance contracts on an embedded value ('EV') basis under IFRS 4 are set out below. This table includes that part of our Repayment Insurance business accounted for on an EV basis but excludes investment contracts accounted under IAS 39.

	Year ended 31.12.2007				Year ended 31.12.2006			
	UK Investment £m	**Europe £m**	**UK General Insurance £m**	**Total £m**	UK Investment £m	Europe £m	UK General Insurance £m	Total £m
Expected contribution from existing business	**162**	**53**	**5**	**220**	135	44	5	184
Actual vs expected experience on existing business	**33**	**42**	**46**	**121**	16	19	33	68
	195	**95**	**51**	**341**	151	63	38	252
Contribution from new business	**269**	**37**	**8**	**314**	216	36	25	277
Investment earnings on net assets using long term assumptions	**115**	**6**	**11**	**132**	113	3	6	122
Contribution from insurance contracts*	**579**	**138**	**70**	**787**	480	102	69	651

* On an underlying basis

The embedded value of long term assurance business accounted for under IFRS 4, which excludes investment contract business accounted for under IAS 39, is set out below.

	As at 31.12.2007				As at 31.12.2006			
	UK Investment £m	**Europe £m**	**UK General Insurance £m**	**Total £m**	UK Investment £m	Europe £m	UK General Insurance £m	Total £m
Shareholder funds	**2,573**	**100**	**177**	**2,850**	2,315	69	162	2,546
Value of in-force business (net of tax)	**1,497**	**565**	**48**	**2,110**	1,544	419	52	2,015
Total embedded value (net of tax)	**4,070**	**665**	**225**	**4,960**	3,859	488	214	4,561
Shareholder funds as a % of total EV	**63%**	**15%**	**79%**	**57%**	60%	14%	76%	56%

	Year ended 31.12.2007			
	UK Investment £m	**Europe £m**	**UK General Insurance £m**	**Total £m**
Opening embedded value	3,859	488	214	4,561
Contribution from insurance contracts	579	138	70	787
Developments costs, associated overheads and financing costs	(234)			(234)
Underlying embedded value profit before tax	345	138	70	553
Short term investment fluctuations	(111)	(13)		(124)
Underlying tax charge	113	(20)	(8)	85
Shareholder tax rate change	60			60
Dividends paid	(200)	10	(51)	(241)
Other capital movements	4	62		66
Movement in embedded value in the year	211	177	11	399
Closing embedded value	**4,070**	**665**	**225**	**4,960**

The economic assumptions (gross of tax) used in the calculation of the embedded values are unchanged from those used at the end of 2006. These are as follows:

	As at 31.12.2007 %	As at 31.12.2006 %
Risk discount rate*	**8.0**	8.0
Return on fixed income securities	**5.0 - 5.5**	5.0 - 5.5
Return on equities	**7.5**	7.5
Expense inflation rate	**3.0**	3.0

* Included in the risk discount rate is an investment risk component which is chosen so as to avoid capitalising any investment risk premiums over the long term view of the risk free rate of return.

Sensitivities of Embedded Value related to Long Term Assurance

The table below indicates the stand alone impact of changes to certain key variables on long term insurance contracts and related assets:

	Change in Variable	Impact on profit after tax £m
Interest rates increase into perpetuity	**25bps**	**(23)**
Equity/property market values fall and thereafter increase based on the long term view of the risk free rate	**-10%**	**(106)**
Maintenance expenses fall and thereafter increase by the estimated expense inflation rate	**-10%**	**43**
Mortality/morbidity decrease (policyholders live longer) across all non annuity policy types and age groups	**-5%**	**30**
Mortality rates decrease (policy holders live longer) across all annuity policy types and age groups	**-5%**	**(20)**
Lapse and surrender rates decrease across all policy types and cohorts over the duration of their lives (excluding paid-up policies)	**-10%**	**77**

It should be noted that, in practice, some of the above variables are correlated and their impact may also be non-linear.

Life Insurance Regulatory Capital

In each of our life insurance entities, surplus capital in excess of the various regulatory requirements, including the individual capital assessment, is maintained in order to absorb changes in both the underlying businesses and the capital requirements over the short term. At 31 December 2007, the provisional available capital excluding the with-profit fund was 468% (2006 462%) of the provisional long term insurance capital requirement ('LTICR') and resilience capital requirements of £650m (2006 £555m). At 31 December 2007 the total provisional available capital including the with-profit fund on a realistic basis was 399% (2006 354%) of the provisional LTICR and resilience capital requirements of £1,116m (2006 £1,131m).

Supplementary Embedded Value Information for the UK Investment Business

Introduction

The introduction of IFRS in 2005 resulted in a change to the timing of reported profit recognition in respect of Investment Business. Under IFRS, insurance contracts continue to be accounted for on an Embedded Value ('EV') basis but investment contracts are now all accounted for under IAS 39. This has the effect of delaying the recognition of profit in respect of some investment contracts and, in particular, has resulted in the reporting of losses in the year of their sale.

To assist in the understanding of the underlying performance and value generation of our UK Investment Business, the supplementary information set out below provides the financial results for our UK Investment Business as if both insurance and investment contracts (including mutual funds) were accounted for on an EV basis. We refer to this as the 'Full EV' basis. The Full EV basis uses the same methodology as that which is applied to the calculation of EV on insurance contract business under IFRS. The economic assumptions used for the Full EV basis are the same as used under the reported IFRS basis set out above.

Applying the Full EV basis results in the earlier recognition of profit on new investment contract business, but subsequently a lower contribution from existing business, when compared to the recognition of profits on investment contracts under IAS 39. Differences between actual and expected experience on existing business often have a greater impact on a Full EV basis, as changes in experience can result in significant adjustments to modelled future cashflows. In contrast, under IAS 39, variations in experience compared to expectations are recognised in the income statement in the year in which they arise.

No additional information has been provided in relation to General Insurance or European Financial Services as the investment business not already accounted for on an EV basis under IFRS on these businesses is immaterial.

Key Financial Highlights
The key highlights of the Full EV basis are as follows:

- Group embedded value on a Full EV basis was £7,684m as at 31 December 2007 (2006 £7,086m), £2,724m higher than reported under IFRS.
- Underlying earnings per share on the Full EV basis increased 5% to 110.8p (2006 105.5p), 4.6p (4%) higher than reported under IFRS.
- Overall, underlying profit before tax for the UK Investment Business increased 21% to £652m (2006 £539m), £240m higher than reported under IFRS.
- Contribution from new business in the UK Investment Business increased by 10% to £505m (2006 £461m), £457m higher than reported under IFRS.

A comparison of the Group's financial results on a Full EV basis and the IFRS basis is set out below.

	Year ended 31.12.2007 Full EV Basis	**Year ended 31.12.2007 IFRS Basis**	Year ended 31.12.2006 Full EV Basis	Year ended 31.12.2006 IFRS Basis
Underlying profit before tax	**£5,948m**	**£5,708m**	£5,799m	£5,537m
Underlying EPS	**110.8p**	**106.2p**	105.5p	100.5p
Post tax return on mean equity	**19.3%**	**19.7%**	20.2%	20.8%
	As at 31.12.2007 Full EV Basis	**As at 31.12.2007 IFRS Basis**	As at 31.12.2006 Full EV Basis	As at 31.12.2006 IFRS Basis
Group embedded value (net of tax)*	**£7,684m**	**£4,960m**	£7,086m	£4,561m
Net asset value per ordinary share	**589p**	**551p**	561p	516p

* Includes Europe of £665m (2006 £488m) and UK General Insurance of £225m (2006 £214m).

UK Investment Business
Full EV Information

Underlying profit before tax for our UK Investment Business on the Full EV basis was 21% higher in 2007 at £652m (2006 £539m), due to continued growth in the contribution from new business and a higher return on the growing in-force book of existing business. The table below analyses this result:

	Year ended 31.12.2007				Year ended 31.12.2006			
	Life & Pensions Insurance Contracts £m	**Life & Pensions Investment Contracts £m**	**Mutual Funds Investment Contracts £m**	**Total £m**	Life & Pensions Insurance Contracts £m	Life & Pensions Investment Contracts £m	Mutual Funds Investment Contracts £m	Total £m
Contribution from existing business:								
Expected contribution	**162**	**133**	**60**	**355**	135	96	50	281
Actual vs expected experience	**33**	**(25)**	**(104)**	**(96)**	16	(62)	(29)	(75)
	195	**108**	**(44)**	**259**	151	34	21	206
Contribution from new business	**269**	**123**	**113**	**505**	216	121	124	461
Investment earnings on net assets	**115**	**7**		**122**	113	6	4	123
Contribution from Investment Business	**579**	**238**	**69**	**886**	480	161	149	790
Development expenditure*	**(67)**			**(67)**	(67)			(67)
Overheads associated with development activity*	**(39)**			**(39)**	(56)			(56)
Debt Financing cost*	**(128)**			**(128)**	(128)			(128)
Underlying profit before tax	**345**	**238**	**69**	**652**	229	161	149	539

* Development costs, overheads and financing costs have been attributed to Life & Pensions Insurance Contracts business for presentational purposes only.

The contribution from new business under the Full EV basis increased by 10% in 2007 to £505m (2006 £461m), reflecting further growth in sales.

The contribution from existing business increased by 26% to £259m (2006 £206m). The expected contribution improved by 26% to £355m (2006 £281m) reflecting the growing in-force book of existing business. Our business is at a relatively early stage of development and hence the contribution to profit from in-force business is smaller than that for some of our longer established peers, but it is growing strongly. Negative actual vs expected experience was higher in 2007 at £96m (2006 £75m). This principally represents adverse persistency experience and the strengthening of lapse assumptions. Whilst we have seen further adverse lapse experience this year, our Existing business team have initiated a programme of activity which aims to improve retention performance and optimise returns from our in-force book. Initial progress on these initiatives has been encouraging.

Reconciliation of IFRS to Full EV

A reconciliation of underlying profit before tax on the Full EV basis with the reported IFRS basis is set out below.

Moving to the Full EV basis results in earlier recognition of profits from sales of new investment contracts, offset in part by the subsequent recognition of lower profits on existing investment contracts.

The Full EV basis, unlike the IFRS basis, recognises profits on new business at the point of sale with the contribution from existing business consisting only of the unwind of the discount rate related to the net present value of future cashflows and changes in experience compared to that initially modelled at the point of sale.

The contribution from new investment contracts under the Full EV basis was £457m (2006 £474m) higher than under the reported IFRS result. The difference between new business contributions on an IFRS and Full EV basis is £17m lower than in 2006, despite higher overall sales in 2007. This reflects changes in the mix of new business, most notably a lower proportion of mutual funds business which made a significant contribution to Full EV new business profits in 2006 but which is not accounted for on an EV basis under IFRS reporting, and a strong increase in the contribution from new insurance contract business, up 25% to £269m (2006 £216m), which is already reflected in IFRS reported profit. The overall full EV contribution from new business was 10% higher than in 2006 at £505m (2006 £461m) and new business margins increased to 28% of APE (2006 27%).

Under the Full EV basis, the contribution from existing business in 2007 was £217m (2006 £222m) lower than under the IFRS basis, the Full EV basis contribution being £266m (including £7m investment return on investment contract net assets) compared to £483m under the IFRS basis. The lower contribution from existing business under the Full EV basis includes £129m of adverse actual versus expected experience on investment contracts, which largely reflects worse than expected persistency experience and an associated strengthening of lapse assumptions.

	Year ended 31.12.2007				Year ended 31.12.2006			
	Life & Pensions Insurance Contracts £m	**Life & Pensions Investment Contracts £m**	**Mutual Funds Investment Contracts £m**	**Total £m**	Life & Pensions Insurance Contracts £m	Life & Pensions Investment Contracts £m	Mutual Funds Investment Contracts £m	Total £m
Underlying profit before tax (IFRS basis)	**345**	**54**	**13**	**412**	229	16	32	277
Additional contribution from new business		**267**	**190**	**457**		270	204	474
Lower contribution from existing business		**(83)**	**(134)**	**(217)**		(131)	(91)	(222)
Additional investment earnings on net assets						6	4	10
Increase in underlying profit before tax		**184**	**56**	**240**		145	117	262
Underlying profit before tax (Full EV basis)	**345**	**238**	**69**	**652**	229	161	149	539

New Business Profitability

New business profitability for the UK Investment Business (including both Life & Pensions and Mutual Funds) calculated by reference to the Full EV basis is set out below.

	Year ended 31.12.2007			Year ended 31.12.2006		
	New Business APE* £m	**New Business Contribution £m**	**New Business Profitability %APE**	New Business APE* £m	New Business Contribution £m	New Business Profitability %APE
Bancassurance	**1,010**	**321**	**32**	916	304	33
Intermediary	**448**	**35**	**8**	511	49	10
Wealth Management	**374**	**149**	**40**	304	108	36
Total	**1,832**	**505**	**28**	1,731	461	27
Life & Pensions	**1,435**	**392**	**27**	1,299	337	26
Mutual Funds	**397**	**113**	**28**	432	124	29
Total	**1,832**	**505**	**28**	1,731	461	27

* Excluding business (£129m APE in 2007, £86m in 2006) distributed but not manufactured by the Group.

New business profitability was stable at 28% of APE (2006 27%). This reflects the efficiency of our distribution in Bancassurance and the strong performance of St. James's Place ('SJP').

Bancassurance margins have remained strong at 32% of APE (2006 33%) whilst volumes have continued to grow in this channel. This reflects the efficiency of our distribution model. The slight fall in margins is driven by product mix rather than changes to underlying profitability. We have experienced strong sales of Guaranteed Growth Bonds in the second half of 2007, a short term guaranteed savings product which, whilst lower margin, proved to be an attractive option for many customers given market uncertainty.

Our Intermediary margins have fallen to 8% of APE (2006 10%). This reflects the transitional phase following the withdrawal from Group Pensions, which is part of a strategy which we ultimately expect to improve profitability but which in the short term has reduced sales and pushed up unit costs. Margins have also been affected by changes in business mix, most notably lower bond sales in 2007.

In Wealth Management, SJP margins have increased to 40% of APE (2006 36%). A significant increase in business volumes and profitability were delivered, reflecting reductions in unit costs particularly on pensions business as volumes have grown.

Group Finance Director's Report continued

Balance Sheet Information

The total net of tax embedded value of UK Investment Business on the Full EV basis is as follows:

	As at 31.12.2007				As at 31.12.2006			
	Life & Pensions Insurance Contracts £m	**Life & Pensions Investment Contracts £m**	**Mutual Funds Investment Contracts £m**	**Total £m**	Life & Pensions Insurance Contracts £m	Life & Pensions Investment Contracts £m	Mutual Funds Investment Contracts £m	Total £m
Shareholder funds	**2,573**	**500**	**238**	**3,311**	2,315	469	230	3,014
Value of in-force business (net of tax)	**1,497**	**1,376**	**610**	**3,483**	1,544	1,249	577	3,370
Total embedded value (net of tax)*	**4,070**	**1,876**	**848**	**6,794**	3,859	1,718	807	6,384

* Total embedded value excludes subordinated debt liabilities for the UK Investment Business of £1,014m (2006 £987m).

The table below analyses the movement in embedded value of our UK Investment Business on the Full EV basis:

				Year ended 31.12.07
	Life & Pensions Insurance Contracts £m	**Life & Pensions Investment Contracts £m**	**Mutual Funds Investment Contracts £m**	**Total £m**
Opening embedded value	3,859	1,718	807	6,384
Contribution from Investment business	579	238	69	886
Development costs, associated overheads and financing costs *	(234)			(234)
Underlying profit before tax	345	238	69	652
Short term investment fluctuations	(111)	(36)	(22)	(169)
Underlying tax charge	113	(57)	(13)	43
Shareholder tax rate change	60	26	17	103
Dividends paid	(200)	(37)	(10)	(247)
Other capital movements	4	24		28
Movement in embedded value for the year	211	158	41	410
Closing embedded value	**4,070**	**1,876**	**848**	**6,794**

* Development costs, overheads and financing costs have been attributed to Life & Pensions Insurance Contracts business for presentational purposes only.

Risk Management



For more information please visit www.hbosplc.com

In this section you will find:





Peter Hickman
Group Risk Director

Identification, measurement and management of risk is a strategic priority for HBOS.


HBOSplc

Risk Management

Introduction

Identification, measurement and management of risk is a strategic priority for HBOS. The Board has established a comprehensive framework covering accountability, oversight, measurement and reporting to maintain high standards of risk management throughout the Group.

Key risks and uncertainties facing the Group

The key risks and uncertainties faced by the Group, which we believe could cause our actual results to differ materially from expected results, are set out below. These factors should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties.

Each of the Divisions faces key risks and uncertainties in the execution of their strategy. These are set out in the divisional sections of the Business Review where they can be read in conjunction with the Division's strategy, and financial and operating performance.

The Group's earnings are affected by general economic conditions in the markets in which we operate

The Group's earnings could be affected by deterioration in economic conditions in the UK, where the majority of the Group's earnings are generated, as well as in the other economies in which we operate. In particular, significantly higher UK unemployment and/or interest rates may reduce borrowers' ability to repay loans and may cause house prices to fall materially thereby reducing the collateral value on many of our loans. An economic downturn may also reduce demand for many of our products. To mitigate we have developed a diversified business model that operates in many different markets and cycles (including, but not limited to, mortgages, savings, corporate, small to medium enterprises, insurance and investment) both in the UK and increasingly in our chosen overseas markets.

Changes in financial markets may restrict the availability or increase the cost of funding to the Group. Such changes could impact on the margins we are able to achieve or constrain the growth in our businesses. To mitigate this we have developed a well diversified funding and depositor base and would seek to pass on increased cost of funds where appropriate.

Future earnings growth and shareholder value creation depend on the Group's strategic decisions

Significant resources are devoted to the formulation and implementation of our strategy (which is described in the Chief Executive's Report on pages 8 to 10). If elements of the strategy do not deliver as planned, either as a result of internal factors such as poor implementation associated with strategic change, or external factors, such as competitor actions, the Group's earnings may grow more slowly or decline.

The financial performance of the Group is affected by borrowers ability and willingness to repay amounts lent by the Group

This is known as credit risk and more information about how we manage credit risk and our credit exposures is set out on pages 89 to 91.

The Group may be unable to meet its financial obligations as they fall due or is unable to raise sufficient funds to take full advantage of growth opportunities

This is known as liquidity risk. Further information about our approach to managing liquidity risk is explained on pages 95 to 98.

The financial performance of the Group is affected by changes in external market factors such as interest rates, foreign exchange rates, commodity and equity prices and the potential for customers to act in a manner which is inconsistent with business, pricing and hedging assumptions

This is referred to as market risk. Further information about our management of, and exposure to, market risk is set out on pages 91 to 95.

The Group may have insufficient capital resources to meet the regulatory minimum requirements, to finance growth, or to support its credit rating

Capital discipline is a key element of the Group's strategy. Capital is a scarce resource and our task is to deploy it to achieve sustainable returns and add value for our shareholders. The financial performance of the Group may affect the ability to generate sufficient capital. This, together with a reduction in the availability of capital from the capital markets, may affect the Group's ability to meet the capital requirements of regulators or to have an acceptable capital structure to support the existing credit ratings. The Group's approach to the management of capital is set out on pages 103 to 104.

The Group's earnings may be affected by the potential for loss through adverse claims, expense and persistency experience, from both life and general insurance contracts

Insurance and investment risk and its management is described in more detail on pages 99 to 102.

Operational risks exist in the normal course of the Group's business

In a large organisation with many different processes, IT systems and colleagues, there is a risk that operational losses can result.

Examples of the sources of such risks include fraud, systems reliability, human error, failure of key suppliers, IT security, change management, operational outsourcing or failure to comply with legislation or regulation. Further information about the management of operational risk is set out on page 102.

The Group's business and earnings can be affected by changes in financial services laws and regulations in each of the locations in which it operates
Any significant regulatory changes could affect how the Group conducts business and its financial performance. Regulatory risk is explained in detail on page 102.



HBOS Board
1st Line of Defence
2nd Line of Defence
3rd Line of Defence
Group Chief Executive
Divisional Chief Executives supported by Divisional Risk Committees
Executive Committee
Group Functions
Group Finance Director
Group Capital Committee
Group Funding and Liquidity
Share Market Activity Committee
Regulatory Capital Adequacy Committee
Group Credit Risk Committee
Group Market Risk Committee
Group Insurance Risk Committee
Group Operational Risk Committee
Group Risk Director
Audit Committee
Divisional Risk Control Committees
Group Internal Audit

Management and Controls

Governance

The governance model comprises a robust and embedded committee structure that allows an efficient and mutually supportive control environment across the Group. The business and control environments of St. James's Place plc and Invista Real Estate Investment Holdings plc fall outwith the governance framework described in this section of the Annual Report and Accounts.

The Board is responsible for setting the Group's risk appetite and does so through an iterative process that aims to ensure that the Group's approved business plan is consistent with the Board's appetite for risk.

The strategy for managing risk is formulated by the Executive Committee and is informed through divisional and Group planning and key performance indicators, including monthly financial and business performance reporting of variances against plan.

The Board has overall responsibility for the Group's system of control and approval of principal risk policies and standards. The Board is also responsible for reviewing the effectiveness of the systems and controls. The system of controls described in this section has been in place throughout the period to the date of approval of the Annual Report and Accounts. It accords with the Turnbull guidance on internal control and has also been reviewed by the Board specifically for the purposes of this statement. Within the Group, risk is managed in accordance with the principles overleaf.

Risk Appetite

HBOS uses risk appetite to describe:

- the level of acceptable risk given the Group's appetite for earnings volatility, external stakeholder expectations and any other defined objectives such as paying dividends; and
- the types of risk the Group is prepared to accept in line with HBOS control environment and the market conditions in which it operates.

Risk Management continued

Key risks are identified and managed to achieve a balance between risk and reward which is acceptable to the Board. The Board carries out an annual strategic review of risk management, its appetite for risk and the Group's annual business plan. This focus on aligning the taking of risk with the achievement of business objectives means that the control system is designed to manage, rather than eliminate, risk. The Board also reviews the effectiveness of risk management through regular management information reporting.

Responsibility for risk is a key element of managers' competencies at all levels. Specialist Group and divisional risk teams have been established where appropriate to assist managers across the Group. Specialist risk managers research industry best practice and ensure that standards and policies within the Group evolve in line with recognised risk management practice.

Staff and systems resources are dedicated to ensuring that risk management information is accurate, timely and relevant to the business.

The Risk Management Framework
HBOS allocates specific roles in the management of risk to executives and senior managers and to the Board and Executive Committees. This is undertaken within an overall framework and strategy established by the Board. The model is based on the concept of 'three lines of defence', as shown in the table below.

Divisional management has primary responsibility for identifying and evaluating significant risks to the business and for designing and operating suitable controls. Internal and external risks are assessed, including economic factors, control breakdowns, disruption of information systems, competition and regulatory requirements.

The four Group Executive Risk Committees – Group Credit Risk Committee, Group Market Risk Committee, Group Insurance Risk Committee and Group Operational Risk Committee develop the policies and parameters within which Divisions are required to manage risk. The Committees provide central oversight by reviewing and challenging the work of the Divisions' own risk committees and considering the application of appropriate risk management techniques.

1st Line of Defence	Risk Management	– Divisional Chief Executives – Divisional Risk Specialists – Divisional Risk Committees	– Strategy – Performance – Risk control
2nd Line of Defence	Risk Oversight	– Group Chief Executive – Executive Committee – Group Functions (inc. Group Risk and Group Finance) – Executive Risk Committees	– Centralised policy management – Independent oversight of risk
3rd Line of Defence	Risk Assurance	– Audit Committee – Divisional Risk Control Committees – Group Internal Audit	– Independent assurance

The specialist Group Risk function, reporting to the Group Risk Director, supports these Committees. Its responsibilities are:

- to recommend Group policies, standards and limits;
- to monitor compliance with those policies, standards and limits;
- to provide leadership in the development and implementation of risk management techniques; and
- to aggregate risks arising in the Divisions and to monitor the overall Group position independently from the Divisions' own analysis.

Consideration of capital, liquidity and balance sheet management is undertaken on an integrated basis. All capital and funding related activities are the responsibility of the Group Capital Committee, supported by three sub-committees, which focus on the core aspects of overall Group requirements. The Group Capital Committee is chaired by the Group Finance Director and operates under delegated authority from the Board to oversee and manage the Group's Balance Sheet and Capital in accordance with the Board approved Group Business plan and within regulatory ratios.

In judging the effectiveness of the Group's controls, the Board reviews the reports of the Audit Committee and management.

Certain responsibilities are delegated to the Audit Committee including ensuring that there is regular review of the adequacy and efficiency of internal control procedures. This role provides independent and objective assurance that there is an appropriate control structure throughout the Group.

The Audit Committee, supported by Divisional Risk Control Committees, obtains assurance about the internal control and risk management environment through regular reports from Group Functions (including Group Risk and Group Finance) and Group Internal Audit. It also considers external auditors' reports.

Management of Key Risks

The Group is committed to developing its risk management techniques and methodologies, both to maintain high standards of risk management practice and to fulfil the requirements of UK and international regulators.

(The information set out below up to and including the section entitled 'General Insurance' on page 102 forms an integral part of the audited financial statements as described in the Accounting Policies section of the Financial Statements on page 160.)

Credit Risk

Credit Risk is the risk of financial loss from counterparty's failure to settle financial obligations as they fall due.
The Group Credit Risk Committee, one of the Executive Risk Committees, is chaired by the Group Risk Director and comprises senior executives from across the business Divisions and Group Risk and Group Finance functions. It meets monthly and reviews the Group's lending portfolio, approves material credit models and Group credit standards, limits and divisional credit risk policies. The Group Credit Risk Policy Statement is approved by the Board on an annual basis. The Group Credit Risk Committee also assists the Board in formulating the Group's credit risk appetite in respect of key products and sectors.

Group Credit, a specialist support function within Group Risk, provides centralised expertise in the area of credit risk measurement and management techniques. In addition to reporting on the performance of each divisional portfolio to the Group Credit Risk Committee, Group Credit exercises independent oversight over the effectiveness of credit risk management arrangements and adherence to approved policies, standards and limits.

Day-to-day management of credit risk is undertaken by specialist credit teams working within each Division in compliance with policies approved by the Board. Typically functions undertaken by these teams include credit sanctioning, portfolio management and management of high risk and defaulted accounts and credit risk model build and governance.

To mitigate credit risk, a wide range of policies and techniques are used across the Group:

- for retail portfolios use is made of credit scoring software for new applications. In addition, behavioural scoring is used to provide an assessment of the conduct of a customer's accounts in granting extensions to, and setting limits for, existing facilities. Affordability is a vitally important measure and is reviewed in combination with either application and/or behavioural scores. Small business customers may be rated using scorecards in a similar manner to retail customers.

- for corporate portfolios a full independent credit assessment of the financial strength of each potential transaction and/or customer is undertaken, awarding an internal risk rating which is reviewed regularly. The same approach is also used for larger SME (small to medium enterprise) customers; and

- within Treasury Division (Treasury), which handles the Group's banking and sovereign related exposures, as well as the Group's structured credit bond (ABS) portfolio held for liquidity and proprietary purposes, focused credit risk policies are established and reviewed by Group Wholesale Credit Committee ('GWCC'), a sub-committee of the Group Credit Risk Committee. Basel II Advanced IRB compliant models are used to rate banking and sovereign counterparties. Structured credit bonds are reviewed individually by an independent credit function prior to purchase and an internal rating is applied to all exposures. The rating assessment is commensurate with, and often more stringent than, those of the external credit rating agencies. Additional thresholds and limits are applied by rating and asset class and, as part of an ongoing portfolio review process, thorough surveillance is performed covering each bond holding, supplemented by stress analyses conducted on a periodic basis.

An additional measure within the credit risk framework is the establishment of product, industrial sector and country limits to avoid excessive concentrations of risk. Material portfolios, such as mortgages, have approved sub-sector limits to ensure that they remain within plan and tolerance for risk. All such limits are set and monitored by the Group Credit Risk Committee. Standards have been established across the Group for the management of credit risk. All Divisions are committed to continuously improving credit risk management. There continues to be investment in the development of credit risk rating tools, including enhancements to the portfolio risk measurement systems and in governance arrangements to support operations within the terms of the Basel II Accord. These include principles for development, validation and performance monitoring of credit risk models. The approval process for credit models is dependant upon materiality, with all models impacting the regulatory capital calculation requiring approval by the Group Credit Risk Committee and those deemed material to the Group being approved by the Group Capital Committee.

Internal reporting has developed further in response to the introduction of improved rating tools. Senior Management across the Group are now capable of assessing the risk profile in terms of Probability of Default and Expected Loss and will do so under the Basel II environment going forward.

Financial instruments subject to credit risk

The table below sets out the Group's exposure to credit risk relating to financial instruments before taking account of collateral and other security. Policyholder assets are excluded from the analysis in the table as the underlying credit risks are for the account of the policyholders and have no direct impact on the Group's results, as described further on pages 99 to 102. A full reconciliation between the Group's consolidated balance sheet and financial instruments subject to credit risk is set out in Note 43 to the Financial Statements on page 217.

	Financial instruments subject to credit risk As at 31.12.2007 £m	Financial instruments subject to credit risk As at 31.12.2006 £m
Loans and advances to customers	**430,007**	376,808
Financial assets held for trading	**54,681**	49,139
Debt securities	**56,839**	49,901
Other financial assets	**24,215**	22,290
	565,742	498,138
Contingent liabilities and commitments	**106,718**	90,944
Total	**672,460**	589,082

Loans and advances to customers

Loans and advances to customers are managed on a divisional basis. Information about the credit quality of loans and advances to customers is set out on pages 21-22, 29-30, 47, 49, 53 and 56 in the Business Review and in Note 43 to the Financial Statements on page 217.

Financial assets held for trading

Management of credit risk within Treasury portfolios relies on obtaining detailed knowledge and understanding of the assets and issuers it deals with. As described above, a full credit analysis is undertaken and, based upon that, an internal rating is derived which helps to establish a credit appetite for the issuer or asset intended to be acquired.

As Treasury manages the liquidity of the HBOS Group, its mandate is to maintain a high quality credit portfolio and, in addition to the credit process mentioned above, it also actively uses portfolio techniques to manage and monitor the quality of its portfolios, and to avoid concentration risk.

This includes the use of rating based thresholds, established portfolio level thresholds, asset class limits and sub-limits. There are also rules governing the types of assets that can be held within Treasury's Liquidity portfolios, Trading and Banking books and for individual (ABS) tranche sizes. There are also limits controlling the maximum weighted average life of assets.

Financial assets held for trading are almost exclusively investment grade investments with 99.6% (2006 99.5%) of inter-bank and structured investment portfolios rated 'A' or above based on an internal credit ratings scale that is, in general, aligned with the ratings scales of the major credit ratings agencies (Moody's, S&P and Fitch).

	As at 31.12.2007 %	As at 31.12.2006 %
AAA	**51.5**	51.9
AA	**34.4**	30.6
A	**13.7**	17.0
Below A	**0.4**	0.5

Debt securities

Debt securities are primarily held within the Treasury or Insurance & Investment Divisions and are almost exclusively invested in investment grade counterparties with 96.5% (2006 94.0%) of debt securities rated 'A' or above, again based on our internal rating scale.

	As at 31.12.2007 %	As at 31.12.2006 %
AAA	**57.8**	67.6
AA	**25.8**	18.2
A	**12.9**	8.2
Below A	**3.5**	6.0

The AAA proportion of the portfolio fell during 2007 due to two factors: (i) a reduction in Sovereign assets and (ii) an increase in the size of the portfolio comprising mainly AA and A assets, thereby reducing the AAA proportion.

Other financial assets

Other financial assets include cash and balances at central banks, items in the course of collection, derivative assets, loans and advances to banks and sundry financial assets.

Market Risk

Market risk is defined as the potential loss in value or earnings of the organisation arising from:

- **changes in external market factors such as interest rates (interest rate risk), foreign exchange rates (foreign exchange risk), commodities and equities; and**
- **the potential for customers to act in a manner which is inconsistent with business, pricing and hedging assumptions.**

The objectives of the Group's market risk framework are to ensure that:

- market risk is taken only in accordance with the Board's appetite for such risk;
- such risk is within the Group's financial capability, management understanding and staff competence;
- the Group complies with all regulatory requirements relating to the taking of market risk; and
- the quality of the Group's profits is appropriately managed and its reputation safeguarded.

Risk appetite is set by the Board which allocates responsibility for oversight and management of market risk to the Group Market Risk Committee, an Executive Risk Committee chaired by the Group Risk Director.

The Group devotes resources to ensuring that market risk is comprehensively captured, accurately modelled and reported, and effectively managed. Trading and non-trading portfolios are managed at various organisational levels, from the HBOS Group overall, down to specific business areas. Market risk measurement and management methods are designed to meet or exceed industry standards, and the tools used facilitate internal market risk management and reporting.

Market risk is controlled across the Group by setting limits using a range of measurement methodologies. The principal methodologies are Net Interest Income ('NII') sensitivity and Market Value ('MV') sensitivity for banking books and Value at Risk ('VaR') for trading books. All are supplemented by scenario analysis which is performed in order to estimate the potential economic loss that could arise from extreme, but plausible stress events.

Detailed market risk framework documents and limit structures have been developed for each Division. These are tailored to the specific market risk characteristics and business objectives of each Division. Each divisional policy requires appropriate divisional sanction, and is then forwarded to the Group Market Risk Committee for approval on at least an annual basis.

Market risk within the insurance and investment businesses arises in a number of ways and depending upon the product: some risks are borne directly by the customer and some by the insurance and investment companies. Risk to customers is controlled by adherence to and regular monitoring of investment mandates and, if appropriate, unit pricing systems and controls. In the case of risk to the companies, individual Boards approve overall risk appetites and policies against which exposure is monitored.

Market risk – principally interest rate, inflation and equity – also arises from the Group's defined benefit pensions obligations. These sensitivities are regularly measured and are reported to the Group Market Risk Committee every month.

Interest Rate Risk (Non-Trading)

A key market risk faced by the Group in its non-trading book is interest rate risk. This arises where the Group's financial assets and liabilities have interest rates set under different bases or reset at different times.

The principal Board limit for structural interest rate risk is expressed in terms of potential volatility of net interest income in adverse market conditions. Risk exposure is monitored using the following measures:

- Net Interest Income sensitivity – This methodology comprises an analysis of the Group's current interest rate risk position overlaid with behavioural assessment and re-pricing assumptions of planned future activity. The change to forecast NII is calculated with reference to a set of defined parallel interest rate shocks which measure how much current projections would alter over a 12 month period.
- Market Value sensitivity – This methodology considers all re-pricing mismatches in the current balance sheet including those beyond the time horizon of the NII measure. It is also calculated with reference to a set of defined parallel interest rate shocks.

The Board has delegated authority to the Group Market Risk Committee to allocate limits to divisions as appropriate within the overall risk appetite approved by the Board each year. In turn, the Group Market Risk Committee has granted limits which constitute the risk tolerance for each Division.

Banking divisions are required to hedge all significant open interest rate mismatch positions with Treasury and are not permitted to take positions of a speculative nature. A limit structure exists to ensure that risks stemming from residual and temporary positions or from changes in assumptions about customer behaviour remain within the Group's risk appetite.

Market risk in non-trading books consists almost entirely of exposure to changes in interest rates. This is the potential impact on earnings and value that could occur when, if rates fall, liabilities cannot be re-priced as quickly as assets; or when, if rates rise, assets cannot be re-priced as quickly as liabilities.

Net Interest Income Sensitivity
The following table shows, split by major currency, the Group's sensitivities as at 31 December 2007 to an immediate up and down 25 basis points change to all interest rates.

Impact of interest rate shift	As at 31.12.2007 + 25 bps £m	 – 25 bps £m
Currency		
Sterling	**(21.2)**	**21.6**
US Dollar	**(0.6)**	**0.5**
Euro	**(4.3)**	**4.3**
AU Dollar	**0.1**	**(0.1)**
Other	**0.1**	**(0.1)**
Total	**(25.9)**	**26.2**

Impact of interest rate shift	As at 31.12.2006 + 25 bps £m	 – 25 bps £m
Currency		
Sterling	(14.1)	16.0
US Dollar	(1.2)	1.2
Euro	(4.4)	4.4
AU Dollar	1.0	(1.2)
Other	(0.2)	0.2
Total	(18.9)	20.6

Base case projected NII is calculated on the basis of the Group's current balance sheet, forward rate paths implied by current market rates, and contractual re-pricing dates (adjusted according to behavioural assumptions for some products); it also incorporates business planning assumptions about future balance sheet volumes and the level of early redemption fees. The above sensitivities show how this projected NII would change in response to an immediate parallel shift to all relevant interest rates – market and administered.

The principal driver of the risk is re-pricing mismatch but the methodology also recognises that behavioural re-pricing assumptions – for example, prepayment rates – are themselves a function of the level of interest rates.

The measure, however, is simplified in that it assumes all interest rates, for all currencies and maturities, move at the same time and by the same amount. Also, it does not incorporate the impact of management actions that, in the event of an adverse rate movement, could reduce the impact on NII.

Reserve Sensitivity
The following table shows the market value sensitivity, for a 25 basis point shift, of those items in respect of which a change in market value must be reflected in the equity of the Group – principally 'available for sale' assets and cash flow hedges.

Impact of interest rate shift	As at 31.12.2007 + 25 bps £m	 – 25 bps £m
Available for sale reserve	**(15.7)**	**15.7**
Cash flow hedge reserve	**101.5**	**(101.5)**
Total	**85.8**	**(85.8)**

Impact of interest rate shift	As at 31.12.2006 + 25 bps £m	 – 25 bps £m
Available for sale reserve	(21.9)	21.9
Cash flow hedge reserve	76.4	(76.4)
Total	54.5	(54.5)

Foreign Exchange Risk (Non-Trading)
The Group Funding & Liquidity Committee is responsible for the framework within which structural foreign currency risk is managed. The Group Funding & Liquidity Committee manages foreign currency exposures based on forecast currency information provided by the Divisions, and mandates Treasury to execute transactions and undertake currency programmes to manage structural currency risk. The actual risk position is monitored monthly by the Group Market Risk Committee.

Transaction exposures arise primarily from profits generated in the overseas operations, which will be remitted back to the UK and then converted into sterling.

Translation exposures arise due to earnings that are retained within the overseas operations and reinvested within their own balance sheet.

Structural currency exposures arise from the Group's investments in overseas subsidiaries, branches and other investments and are noted in the following table.

Functional currency of the operation	Net investments in overseas operations £m	Borrowing taken out to hedge net investments £m	2007 Remaining structural currency exposure £m
AU Dollar	**2,023**	**2,023**	
Euro	**1,888**	**1,613**	**275**
US Dollar	**97**	**97**	
Other	**4**		**4**
Total	**4,012**	**3,733**	**279**

Functional currency of the operation	Net investments in overseas operations £m	Borrowing taken out to hedge net investments £m	2006 Remaining structural currency exposure £m
AU Dollar	1,560	1,560	
Euro	1,464	1,224	240
US Dollar	106	99	7
Other	13		13
Total	3,143	2,883	260

As at 31 December 2007 and 31 December 2006 there are no material net currency exposures in the non–trading book relating to transactional (or non-structural) positions that would give rise to net currency gains or losses.

Trading

The Group's market risk trading activities are conducted by Treasury. This Group activity is subject to a Trading Book Policy Statement, which is approved by the Board, and limits set by the Group Market Risk Committee.

Treasury trading primarily centres around two activities: proprietary trading and trading on the back of business flows. Both activities incur market risk, the majority being interest rate and foreign exchange rate exposure. In addition, a number of marketable assets held as part of our liquidity risk management framework are also held in trading books. Such activity gives rise to market risk as a result of movements in credit spread.

The framework for managing the market risk in these activities requires detailed and tailored modelling techniques, which are the responsibility of the Treasury Market Risk team.

The Group employs several complementary techniques to measure and control trading activities including: Value at Risk ('VaR'), sensitivity analysis, stress testing and position limits.

The VaR model used as part of the Group's management of trading activity expresses market risk to 99% confidence using a one day holding period. The number provides an indication of the maximum mark to market loss which, to this level of confidence, might be incurred on a single day given the size of current trading positions. It is computed using an historical simulation approach and a one year history of price data.

The underlying assumption of VaR is that future price volatility and correlation will not differ significantly from that previously observed. It also implicitly assumes that all positions are sufficiently liquid to be realisable within the chosen one day holding period. Also, VaR gives no indication of the size of any loss that could occur from extreme adverse price changes (ie, outside the chosen confidence level). For these reasons, stress testing is employed to simulate the effect of selected adverse market movements. Such measures are particularly relevant when market conditions are abnormal and daily price movements are difficult to source, as has been the case in a number of financial markets since August 2007.

The large increase in VaR, relative to 31 December 2006, is due principally to higher price volatility in wholesale markets – the size of underlying trading positions has not changed materially.

The regulatory capital charge for market risk trading exposures represents only 1.87% (2006 1.93%) of the Group's capital base.

For all significant exposures VaR is calculated on a daily basis and is used by senior management to manage market risk. On a more detailed desk and trader level, to increase transparency interest rate risk relating to the trading book is principally managed using sensitivity methodology to measure exposure and set limits. This methodology calculates the present value impact of a one basis point movement in interest rates on the outstanding positions. Credit spread risk is managed using credit spread VaR and position limits based on credit spread sensitivity. Foreign exchange risk is principally managed by the use of position limits. Equity risk is managed through Equity Index VaR and position limits.

The Group's trading market risk exposure for the year ended 31 December 2007 is analysed below.

Exposure	As at 31 Dec 2007 £m	As at 31 Dec 2006 £m	Average 2007 £m	2006 £m	Highest 2007 £m	2006 £m	Lowest 2007 £m	2006 £m
Total Value at Risk	**13.2**	4.5	**7.6**	4.2	**13.9**	6.4	**4.0**	2.9
Included in the above is the Value at Risk relating to:								
Interest rates	**4.7**	2.2	**3.0**	2.4	**5.9**	3.9	**1.7**	1.4
Credit spread	**8.3**	2.0	**4.3**	1.4	**8.4**	3.9	**1.8**	0.9
Foreign exchange	**1.9**	0.2	**0.6**	0.3	**2.0**	0.7	**0.1**	0.1
Equity risk factor	**0.2**	0.1	**0.2**	0.1	**0.4**	0.4		

Derivatives

In the normal course of business, the Group uses a limited range of derivative instruments for both trading and non-trading purposes. The principal derivative instruments used are interest rate swaps, interest rate options, cross currency swaps, forward rate agreements, credit derivatives, forward foreign exchange contracts and futures. The Group uses derivatives as a risk management tool for hedging interest rate and foreign exchange rate risk.

The Group's activity in derivatives is controlled within risk management limits set by the Board and overseen by the relevant Group Risk Committees. Details of derivative contracts outstanding at the year-end are included in Note 13 to the Financial Statements on pages 177 and 178.

Liquidity Risk

The risk that the Group does not have sufficient financial resources to meet its obligations when they are due or will have to do so at excessive cost.
Liquidity Risk is governed by the Group Liquidity Policy Statement ('GLPS') which is approved by the Board and defines the core principles for identifying, measuring, managing and monitoring liquidity risk across the Group. Detailed liquidity risk framework documents and limit structures are in place for the Group's operations, where liquidity is managed on a group basis, and for overseas banking units subject to specific regulatory requirements. The responsibility for oversight and management of Liquidity Risk is delegated to the Group Capital Committee ('GCC'). Policy is reviewed at least annually to ensure its continued relevance to the Group's current and planned operations. Operational liquidity management is delegated to Treasury. The authority to set specific limits and guidelines and responsibility for monitoring and controlling liquidity is delegated by the GCC to the Group Funding & Liquidity Committee ('GFLC') (a sub-committee of the GCC).

The Group's banking operations in the UK comply with the FSA's Sterling Stock Liquidity approach for sterling liquidity management and regulatory reporting. A key element of the FSA's Sterling Stock Liquidity Policy is that a bank should hold a stock of high quality liquid assets that can be sold quickly and discretely in order to replace funding that has been withdrawn due to an actual or perceived problem with the bank. The objective is that this stock should enable the bank to continue business, whilst providing an opportunity to arrange more permanent funding solutions. Limits on the five day sterling net wholesale outflow and the minimum level of stock liquidity have been agreed with the FSA. In addition, GFLC has set a requirement for the stock liquidity ratio of at least 105% (FSA minimum level 100%).

HBOS also adheres to the requirements of other regulatory authorities including the Australian Prudential Regulatory Authority and the Irish Financial Regulator in whose jurisdictions the Group has branches or subsidiaries.

The internal approach to liquidity management, which has been in place for several years, goes beyond the regulatory requirements (in terms of the depth of analysis conducted and the amount of liquidity held). The approach looks at our forecast cash flows across all currencies and at longer timeframes than the regulatory rules require. At 31 December 2007, the Group's liquidity portfolio of marketable assets was £60.0bn (2006 £56.4bn). The liquidity portfolio is recorded in Treasury and predominantly comprises Treasury debt securities, excluding Grampian and Landale. Details of the Treasury debt securities portfolio are disclosed on page 63. The assets in the liquidity portfolio are treated in two forms. Firstly, assets which we know to be eligible under normal arrangements with the Bank of England, the European Central Bank and the Federal Reserve. Secondly, a substantial pool of high quality secondary liquidity assets that allow us to manage through periods of stress taking into account the likely behaviours of depositors and wholesale markets. These approaches are supported by a framework of limits to ensure we are not subject to undue concentrations for either our assets or liabilities and by daily control processes to address both regulatory and internal requirements. In 2007, the primary method of realising the liquidity portfolio for cash has been via repo rather than outright sale. This framework includes:

- funding diversity criteria focusing on retail, other customer and wholesale sources;
- sight to one week and sight to one month mismatch limits as a percentage of total wholesale funding for all major currencies and for all currencies in aggregate;
- targets on the appropriate balance of short to medium term wholesale funding; and
- criteria and limits on marketable assets, by asset class for Sterling, US Dollars, Euros, other currencies, and for all currencies in aggregate.

Daily monitoring and control processes are in place to address both statutory and prudential liquidity requirements.

In addition to day to day prudential limits, the liquidity framework has two other important components.

Firstly, HBOS 'stress tests' its potential cash flow mismatch position under various scenarios on an ongoing basis, with formal Group reporting at least monthly, in compliance with FSA regulations. The cash flow mismatch position considers on balance sheet cash flows, commitments received and granted, and material derivative cash flows. Specifically, commitments granted include the pipeline of new business awaiting completion as well as other standby or revolving credit facilities. Behavioural adjustments are developed evaluating how the cash flow position might change under each stress scenario to derive a stressed cash flow position.

Scenarios are based on varying degrees of stress and cover both HBOS name specific and systemic difficulties. The scenarios and the assumptions are reviewed at least annually to gain assurance they continue to be relevant to the nature of the business.

An example of a name specific scenario we model is a substantial fall in our credit rating. In such a scenario we assess the likely impact on customer deposits and assume the wholesale markets would be closed to us. Our approach is to hold substantial liquidity assets which would provide sufficient time for management to take appropriate mitigating actions. We also model the impact of systemic events across the banking sector. Typically the impact of these is less severe as wholesale markets normally continue to provide some funding and concerted central bank action would be expected to address such market dislocation.

The results of the stress testing are presented monthly to the GFLC. A formal strategic review is presented to the HBOS plc Board at least annually.

Secondly, the Group has a Liquidity Contingency Plan embedded within the Group Liquidity Policy Statement which has been designed to identify emerging liquidity concerns at an early stage, so that action can be taken to avoid a more serious crisis developing. This is achieved through the use of Early Warning Indicators ('EWIs').

Clear guidelines are set out for the management escalation process in the event of EWIs triggering and the actions to be taken (short and medium term) should such an event take place. Responsibilities for communication with various external parties and contact details of key personnel are also clearly stated.

In response to the market dislocation in the second half of 2007, the GCC has increased the frequency of its meetings and Treasury has introduced additional metrics which are monitored daily and tailored to prevailing market conditions.

Funding

Customer deposit growth and the supply of wholesale funding to HBOS have remained strong during the dislocation in global financial markets in the latter part of 2007.

	As at 31.12.2007 £bn	As at 31.12.2006 £bn
Loans and advances to customers	**430.0**	376.8
Customer accounts	**243.2**	211.9
Customer lending less customer accounts	**186.8**	164.9
Customer accounts as a % of loans and advances to customers	**56.6%**	56.2%

The wholesale funding capacity of the Group is dependant upon factors such as the strength of the balance sheet, earnings, asset quality, ratings and market position. GFLC assesses the Group funding mix to ensure that adequate diversity is maintained. It is Group policy to manage its balance sheet profile to ensure customer deposits sourced outside Treasury represents a significant component of overall funding, and GFLC directs and coordinates the activities of the Divisions in raising liabilities from a range of sources.

In order to strengthen the Group's funding position, HBOS has over the last few years diversified its funding sources and lengthened its maturity profile of market sensitive funding. This has been achieved through:

- widening the wholesale investor base and product set;
- building and maintaining a large securitisation programme;
- accessing the covered bond market;
- utilising the geographic diversity of New York and Sydney as funding hubs for the Group; and
- extending our Medium Term Note programmes.

During 2007 the Group's wholesale funding sources were well diversified by instrument, currency and by maturity as shown in the tables on the following page. Tables are prepared on the basis that 'retail' is defined using the current statutory definition, ie, administered rate products. Wholesale funding, when issued in a foreign currency but swapped into sterling, is included at the swap exchanged amount. Wholesale funding is shown excluding any repo activity and the funding raised in the names of the conduits.

During the second half of 2007, with the increased cost of term funding we chose to reduce our term issuance and utilise our significant available capacity in money markets.

However, covered bonds and securitisation issues continue to be important funding sources for the Group with outstandings as at the end of December 2007 of £69.6bn, an increase of £5.2bn during 2007. In addition, issuance of CDs rose to £63.1bn compared with £42.5bn at the end of 2006. As at the end of December 2007, £113.9bn of wholesale funding had a maturity over one year compared with £109.8bn at the end of 2006.

Conduits

HBOS sponsors two conduits, Grampian and Landale, which are special purpose vehicles that invest in highly rated assets and fund via the Asset Backed Commercial Paper ('ABCP') market. At 31 December 2007, investments held by Grampian totalled £18.6bn. Grampian is, and always has been, fully consolidated into our balance sheet. We also consolidated £0.6bn of assets held by Landale. Grampian is a long established, high grade credit investment vehicle that invests in diversified Asset Backed Securities of which over 99.9% are rated AAA by S&P and Aaa by Moody's. Grampian has a liquidity line in place with HBOS which covers all of the assets and programme wide credit enhancement is also provided by HBOS. Landale holds both assets originated from our own balance sheet and third party transactions. Landale has liquidity lines from HBOS and from third party banks, and therefore the former, but not the latter, are consolidated into our balance sheet.

In the latter half of 2007, due to the disruption in the ABCP market, there have been occasions when Grampian and Landale (in respect of assets backed by HBOS liquidity lines) have declined to issue ABCP given the unattractiveness of the spreads and maturities available. At these times we therefore funded the conduits, on a temporary basis, through the available liquidity lines rather than through the ABCP market. At 31 December 2007, HBOS had provided funding to the Grampian and Landale conduits of £8.1bn.

Retail and Wholesale Funding sources Instrument	As at 31.12.2007 £bn	 %	As at 31.12.2006 £bn	 %
Bank Deposits	**32.9**	**6.7**	27.9	6.6
Deposits from Customers	**27.8**	**5.6**	17.1	4.0
Certificates of Deposit	**63.1**	**12.8**	42.5	10.0
MTNs issued	**42.8**	**8.7**	41.5	9.7
Covered Bonds	**23.7**	**4.8**	17.2	4.0
Commercial Paper	**16.9**	**3.4**	17.3	4.1
Securitisation	**45.9**	**9.3**	47.2	11.1
Subordinated Debt	**20.0**	**4.1**	15.4	3.6
Other	**4.9**	**0.9**	4.9	1.1
Total Wholesale	**278.0**	**56.3**	231.0	54.2
Retail	**215.4**	**43.7**	194.8	45.8
Total Group Funding	**493.4**	**100.0**	425.8	100.0

Wholesale Funding – Currency	As at 31.12.2007 £bn	 %	As at 31.12.2006 £bn	 %
US dollar	**104.5**	**37.6**	87.2	37.7
Euro	**79.0**	**28.4**	65.3	28.3
Sterling	**69.7**	**25.1**	60.7	26.3
Other	**24.8**	**8.9**	17.8	7.7
Total Wholesale Funding	**278.0**	**100.0**	231.0	100.0

Wholesale Funding – Residual Maturity	As at 31.12.2007 £bn	 %	As at 31.12.2006 £bn	 %
Less than one year	**164.1**	**59.0**	121.2	52.5
One to two years	**21.6**	**7.8**	19.3	8.4
Two to five years	**46.3**	**16.7**	46.5	20.1
More than five years	**46.0**	**16.5**	44.0	19.0
Total Wholesale Funding	**278.0**	**100.0**	231.0	100.0



General Insurance & Long Term Assurance Business Risks

The general insurance and long term assurance business contracts underwritten by the Group expose HBOS to both investment and insurance risk.

Insurance risk is the potential for loss, arising out of adverse claims from both life and general insurance contracts.

Investment risk is the potential for financial loss arising from the risks associated with the investment management activities of the Group. Investment risk includes market, credit and liquidity risks. The loss can be as a result of:

- Direct risks relating to changes in the value of Group assets in support of the general insurance and long term insurance contracts;
- Indirect risks arising from policyholder funds where the assets and policyholder liabilities are matched; and
- Indirect risks associated with the management of assets held on behalf of third parties.

The Group Insurance Risk Committee, one of the Executive Risk Committees described on page 88, considers regular reports on specified aggregate insurance risks across all of the Group's insurance and investment businesses. It oversees the development, implementation and maintenance of the overall insurance risk management framework, covering insurance risk in each business individually, as well as in aggregate.

As part of the overall Group risk management framework, the Group Insurance & Investment Risk team provides regular support to the Group Market Risk Committee and to the Group Credit Risk Committee on the inter-relationship between insurance risk and investment risks (market, credit and liquidity risks respectively) arising within these businesses, and the development of appropriate policies and standards for the management of those risks.

The majority of the Group's long term insurance and investment contract liabilities are managed within the HBOS Insurance & Investment Division and Insight Investment with approximately 3% (2006 3%) operated by the life businesses outside the UK. Day-to-day management of insurance and investment risk is undertaken by management supported by specialist risk functions. Use is made of the statutory actuarial roles, both to help ensure regulatory compliance in respect of the authorised insurance companies in the Group and to help meet Group risk management standards.

Long Term Assurance

The insurance and investment business that is transacted by the life insurance companies within the Group comprises unit linked business, fixed benefit business (also known as non-profit business) and with-profits business (described as insurance contracts and investment contracts with discretionary participating features ('DPF') written within the with-profits fund).

Several companies within the insurance and investment business transact either unit linked and/or other non profit business, but all with-profits business is underwritten by Clerical Medical Investment Group Limited (Clerical Medical), a subsidiary of HBOS Financial Services Limited.

The key characteristics of long term assurance that give rise to insurance and investment risk are its long term nature, the guarantees provided to policyholders, the dependency on the performance of investment markets and the extent to which assets backing the contractual liabilities are matched.

The quality, mix and volume of business have a significant influence on the extent of insurance and investment risk assumed by the Group and resulting profits. The quality of business written is influenced by variations in product terms as well as the average premium size, age and term profile within the particular products. Accordingly, the mix in products written may impact on profits, depending on the nature, extent and profitability of new business in addition to existing business. This risk is managed through the application of clear pricing policies that require full financial assessment for each new product, incorporating consideration of expected hurdle rates of return.

Additionally, variations in administration and development costs may impact the available profit margin within the product charges. To manage this risk, there is a regular process of expense budgeting and reporting with appropriate targets set for new insurance and investment products that are developed.

The risks associated with particular sections of the long term assurance business are set out below.

Unit Linked Funds
For unit linked funds, including consolidated collective investment schemes, which comprise 77% (2006 74%) of the Group's long term insurance and investment contract liabilities, investors bear the investment risk, with changes in the underlying investments being matched by changes in the underlying contract liabilities. Similarly, the Group manages a number of collective investment schemes where the investors bear the investment risks. The investor selects from a range of investment opportunities available from the Group in accordance with their personal risk appetite and circumstances.

On a day-to-day basis, cash outflows which are necessitated by investors withdrawing their funds are generally met by cash inflows from new investors. In circumstances where funds are contracting, or to meet unusually high levels of withdrawals, the Group sells assets in the fund in order to meet the cash demands with any dealing costs charged to the underlying unit linked fund and consequently the policyholders. The underlying assets in the unit linked funds are subject to credit and market risks in the form of interest rate, equity prices, foreign exchange and other market risks depending on the fund, including movement in property values. These changes are matched by changes in the unit linked liabilities. Accordingly, the Group is not directly exposed to significant liquidity, credit or market risks, although the investors' benefits will vary as a consequence. Decreases in the capital value of unit linked funds (as a result of falls in market values of equities, property or fixed interest assets) will however reduce the future annual investment management charges that will be earned from unit linked business. The Group estimates that if the capital value of the unit linked funds, excluding consolidated collective investment schemes, classified as investment contracts had been reduced, on average by 10% for the year, the profit before tax for the year would have decreased by £22m (2006 £25m). For unit linked contracts classified as either insurance contracts or investment contracts with DPF the Group has considered the sensitivities to a number of risks in Note 24 to the Financial Statements on pages 186 to 188.

Unit linked products provide some discretion for variation in annual administration charges, and therefore management of variations in expenses may be achieved through variation in charges.

An additional risk the Group faces in respect of unit linked business is the risk that increases to surrender rates for both insurance and investment contracts reduces the value of future investment management charges. Actions to control and monitor this risk include charges applicable on some products where the investor surrenders early, regular experience monitoring, consideration of the sensitivity of product profitability to levels of lapse rates at the product development stage; and initiatives within the relevant businesses to encourage customer retention.

Non-Profit Business
The Group has a diversified portfolio of life insurance and annuity policies within its portfolio of non-profit insurance contracts, which includes the insurance risk component of unit linked policies classified as insurance contracts. The principal investment risk in respect of the non-profit business is interest rate risk which arises because assets and liabilities may exhibit differing changes in value as a result of changes in interest rates. This may potentially impact on the results and the capital position. The investment risk also includes the risk of increases in corporate bond yield spreads over government risk free yields or the ratings downgrade of certain securities, both of which reduce the capital value of the bonds. These risks are controlled by processes carried out to help ensure an appropriate level of matching is maintained in the funds so that changes in fixed interest assets backing the non-profit business are substantially mitigated by offsetting changes in liabilities (as the discount rate used in valuing the liabilities is linked to that of the matching assets). These processes include the use of and monitoring against fund mandates.

The ultimate amounts payable under these policies are sensitive to general trends in mortality rates. For annuitants comprising 3% (2006 3%) of the Group's long term insurance and investment contract liabilities, there is a risk that increases to life expectancy through medical advances will prove greater than that anticipated. For protection business, the risk is that an unforeseen event such as a natural disaster will cause a material increase in death rates.

The extent of the Group's exposure to insurance risks is set out in Note 26 to the Financial Statements on pages 189 to 192.

With-Profits Fund

The insurance and investment business includes the Clerical Medical With-Profits Fund which comprises 17% (2006 20%) of the Group's long term insurance and investment contract liabilities. The with-profits fund takes some investment risks with the aim of enhancing policyholder returns but aims to limit payouts to policyholders to that supportable by the with-profits fund's assets.

For 'unitised' with-profits contracts the Group receives an annual management charge. For 'traditional' with-profits contracts, which form the minority of the with-profits fund business, the Group receives one ninth of bonuses declared to policyholders as long as there is a distributable surplus within the fund.

Ordinarily, variations in the capital value of the fund's assets would result in variations in the level of benefits available to the with-profits contract holders and accordingly a variation in the insurance and investment contracts with DPF liabilities. Included in the with-profits fund are certain contracts with minimum payment guarantees at certain policy durations and on death. Of these with-profits contracts issued between 1997 and 2001, a significant proportion have guaranteed benefits which are in the money at the balance sheet date. The costs of meeting these guarantees, up to a certain level, are met by charges to the benefits for all with-profits contract policyholders. The amount of these guaranteed benefits, net of charges to be levied on policyholder funds, was less than 1% (2006 1%) of the Group's long term insurance and investment contract liabilities at the balance sheet date. Above this level the costs are met by the free assets of the fund (the assets maintained in the fund which are not held to meet contractual liabilities). There remains a risk that Clerical Medical may suffer an additional charge in exceptional circumstances where even after management action, the fund is unable to meet the costs of guarantees within the fund. This is set out in the Principles and Practices of the With-Profits Fund, available from the Clerical Medical Investment Group website (www.clericalmedical.co.uk).

As well as pooling of risks, the other important measures in controlling the investment risk within the with-profits fund include having agreed management actions to adjust the nature and extent of investment exposure in response to certain investment conditions; by recognising and holding appropriate levels of risk capital; by restricting holdings to assets which meet admissibility criteria; and by using derivative strategies to reduce downside risk.

Accordingly, other than the secondary impact on the Group's annual management charges and share of bonuses declared, the insurance and other investment risks (credit, liquidity and market risks) within the with-profits fund are generally expected to be borne by the with-profits fund policyholders except in extreme scenarios. The sensitivity of the Group result to certain changes in key variables relating to insurance and investment contracts with DPF within the with-profits fund have been included in Note 24 to the Financial Statements on pages 186 to 188.

Additionally, in order to demonstrate the sensitivity of the with-profits fund to certain key market variables, and consequently the ability of the with-profits fund to meet its policyholders' expectations, the Group has set out a sensitivity analysis of unallocated divisible surplus in Note 28 to the Financial Statements on page 193.

General Insurance

For general insurance household contracts the most significant risks to claims experience arise from weather events. For repayment insurance contracts the most significant risks arise from changes in economic conditions.

The Group manages its exposure to insurance risk through a strategy which includes limitation of the nature of the risks underwritten and allowance within the price charged for the underlying risks. This allowance for risks is based on both external information and our own experience data. For all classes of insurance there are pricing models that are regularly adjusted for actual claims experience. For household insurance the Group limits its exposure to large weather events through the use of reinsurance.

Risk Management continued

The majority of claims are reported and settled within 12 months and generally there is limited reserving uncertainty for events before the balance sheet date.

For some renewable contracts (household, travel and some repayment insurance), the longer term exposure to risk is managed in conjunction with the ability to re-price contracts to take account of changes in the level of risk within those contracts.

Set out in Note 26 to the Financial Statements on page 192 are the Group's general insurance claim provisions by policy type.

(End of information that forms an integral part of the audited Financial Statements.)

Operational Risk

This exists in the normal conduct of business. Examples of potential sources of operational risk include fraud, system reliability, human error, failure of key suppliers, IT security, business continuity, change management, operational outsourcing and failure to comply with legislation or regulation.

The Board has approved an Operational Risk Policy that establishes the framework for managing operational risk. The main components of the Operational Risk Framework include risk and control assessment, internal loss reporting, capture of risk event information, key risk indicator monitoring and evaluation of external events.

The Group Operational Risk Committee is one of the four Executive Risk Committees chaired by the Group Risk Director. It is attended by senior executives from the Divisions and Group specialist areas. The committee considers the management of issues and exposures, recommends the appropriate capital requirement, approves policies and standards and provides oversight of the operational risk communities.

A key enhancement to our infrastructure has been to focus on the explicit risk management of specialist areas that underpin the HBOS Operational Risk Framework. All specialist functions have clear roles defined to help lead the identification, management and measurement of risks relevant to their areas across the Group. The Group Operational Risk function co-ordinates the specialist areas, designs and maintains Group-wide risk systems and undertakes the detailed modelling required to assess risk exposure.

Regulatory Risk

The FSA is the main regulator for HBOS, although the Group's international businesses in the USA, Australia and Ireland are subject to direct scrutiny from the US Federal Reserve, APRA and The Financial Regulator respectively.

HBOS understands that consumers have an ever-increasing choice of supplier and product and are more demanding of financial services providers. Consumer lobby groups have also become more active on their behalf. The Group's Customer Contract, which was approved by the Board in November 2005, sets out principles for doing business and is HBOS's flagship response to the FSA's Treating Customers Fairly initiative, supported by ongoing development of procedures across the Group. The objective is to meet the requirements of our shareholders through meeting the needs of our customers.

HBOS is alert to the wider, cumulative picture of regulatory change and utilises centralised expertise in the area of regulatory and legal compliance, specifically to:

- identify and assess the impact of, respond to and where possible influence, the direction of regulatory developments on behalf of HBOS;
- lead the development and monitoring of the application of specific Group-wide policies and standards; and
- oversee the management, support and co-ordination of the liaison and interaction with HBOS regulatory stakeholders across all its international businesses.

The impact of regulatory change is reported across all Executive Risk Committees with specific reference to the discipline affected and at Group level to Audit Committee and the Board.

(The information set out below ending at the end of this page forms an integral part of the audited financial statements as described in the Accounting Policies section of the Financial Statements on page 160.)

Capital Management

It is HBOS's policy to maintain a strong capital base to support the development of its business and to meet regulatory capital requirements at all times.

HBOS recognises the impact on shareholder returns of the level of equity capital employed and seeks to maintain a prudent balance between the advantages and flexibility afforded by a strong capital position and the higher returns on equity possible with greater leverage.

The Group's capital is managed via the Board through the Group Business Plan, with the objective of maintaining both the optimal amount of capital and the most appropriate mix between the different components of capital. The day-to-day management of the Group's capital is delegated to the Group Capital Committee.

The Group's policy is to issue capital in a range of different forms and also from diverse sources to spread the investor base. HBOS plc raises the non-equity Tier 1 capital and subordinated debt for all the Group's businesses, with the exception of Clerical Medical which is permitted to raise capital separately as part of the overall Group capital plan to spread the investor base for subordinated debt.

The principal forms of capital are included in the following balances on the consolidated balance sheet: called up share capital, share premium account, other reserves, retained earnings and other borrowed funds. Capital also includes collective impairment allowances held in respect of loans and advances.

Capital Requirements

The FSA supervises HBOS on a consolidated basis and, as such, receives information on the capital adequacy of, and sets capital requirements for, HBOS as a whole. Individual banking and insurance subsidiaries are directly regulated by either the FSA or their local supervisors, who set their capital adequacy requirements.

In implementing the EU's Banking Consolidation Directive (Basel I), the FSA requires each bank and banking group to maintain an individually prescribed ratio of total capital to risk weighted assets, taking into account both balance sheet assets and off-balance sheet transactions.

The Group must at all times monitor and demonstrate compliance with the relevant regulatory capital requirements of the FSA. The Group has in place processes and controls to monitor the Group's capital adequacy and no breaches were reported to the FSA during the year. HBOS's capital is divided into two tiers:

- Tier 1 capital comprises shareholders' funds, innovative Tier 1 securities and minority interests, after adjusting for items reflected in shareholders' funds which are treated differently for the purposes of capital adequacy. The book values of goodwill and intangible assets are deducted in arriving at Tier 1 capital.

- Tier 2 capital comprises qualifying subordinated loan capital, collective impairment allowances, and unrealised gains arising on the fair valuation of equities held as available for sale.

Various limits are applied to elements of the capital base. The amount of innovative Tier 1 securities cannot exceed 15 per cent of overall Tier 1 capital, qualifying Tier 2 capital cannot exceed Tier 1 capital, and qualifying dated subordinated loan capital may not exceed 50 per cent of Tier 1 capital. There are also limitations on the amount of collective impairment allowances which may be included as part of Tier 2 capital. From the total of Tier 1 and Tier 2 capital the carrying amounts of unconsolidated investments (eg, insurance company investments), investments in the capital of banks, and certain regulatory items are deducted.

Movements in Tier 1 capital and the Capital structure of the Group are given in the Group Finance Director's Report on pages 76 and 77 respectively.

(End of information that forms an integral part of the audited financial statements.)

Risk weighted assets are categorised as either trading book or banking book and risk weighted assets are determined accordingly. Banking book risk weighted assets are measured by means of a hierarchy of risk weightings classified according to the nature of each asset and counterparty, taking into account any eligible collateral or guarantees. Banking book off-balance sheet items giving rise to credit, foreign exchange or interest rate risk are assigned weights appropriate to the category of the counterparty, taking into account any eligible collateral or guarantees. Trading book risk weighted assets are determined by taking into account market-related risks such as foreign exchange, interest rate and equity position risks and counterparty risk.

Basel II
FSA GENPRU and BIPRU rules were adopted into the Prudential Sourcebook for Banks, Building Societies and Investment Firms with effect from 1 January 2007. This legislative process converted the European Capital Requirements Directive and, therefore, the Basel II Capital Accord, into UK regulation that applies to HBOS.

HBOS elected to adopt transitional arrangements in 2007 and remain on the Basel I rules to determine minimum regulatory capital requirements.

The primary goal of our Basel II programme has always been to optimise the way we do business through an improved risk management capability. This is integral to our strategy of targeted growth within our over-arching objectives of delivering sustainable income streams and generating added shareholder value.

Basel II is structured around three pillars: minimum capital requirements, supervisory review process and market discipline. The supervisory objectives that form Basel II are to promote safety and soundness in the financial system and maintain at least the overall level of capital within the system; enhance competitive equality; and constitute a more comprehensive approach to addressing risks; and focus on internationally active banks.

Pillar One determines the minimum capital requirements and for HBOS this is divided into two approaches to determining credit risk regulatory capital requirement, with increasing complexity and sophistication.

- Standardised approach. This requires banks to use external credit ratings to determine risk weightings for rated counterparties and groups other counterparties into broad categories and applies standardised risk weightings to these categories.

- Advanced Internal Ratings approach. Banks use their own internal assessment of both the probability of default and the exposure at default and loss given default.

Basel II also introduces capital requirements for operational risk comprising three levels of increasing sophistication. One level calculates a capital charge based on gross revenues, a second uses three defined percentages based on gross revenues in eight business lines and finally an Advanced Measurement Approach based on the bank's own analysis of potential loss based on operational risk data.

HBOS has FSA approval to use the Advanced Internal Ratings Based Approach (Credit Risk) and Advanced Measurement Approach (Operational Risk) for capital determination purposes with effect from 1 January 2008.

Pillar Two is the supervisory review of a bank's internal assessment of the appropriate level of regulatory capital to hold, consistent with its risk profile and strategy. The FSA has conducted its annual supervisory review and evaluation process and issued under Pillar Two Individual Capital Guidance to HBOS.

Pillar Three is the appropriate disclosure of risk exposures and risk assessment processes of each firm. Pillar Three recognises that market discipline has the potential to reinforce capital regulation and other supervisory efforts to promote safety and soundness in banks and financial systems. It is our intention to publish full disclosures under Pillar Three as required by BIPRU rules as at 31 December 2008. This is in line with emerging UK and EU consensus that the first disclosures for banks adopting advanced approaches from 1 January 2008 will be published based on year end 2008 data.

HBOS continues to promote a prudent and responsible approach to the management of capital. Management and the Board's view of future requirements will continue to be the main determinant of total capital holdings.

Corporate Responsibility



For more information please visit www.hbosplc.com

In this section you will find:

Our reputation and the health of our brand is one of our strongest assets. It is integral to the success of our business.


HBOSplc

Corporate Responsibility Review



What we do

Our approach to Corporate Responsibility ('CR')
The majority of our shareholders are HBOS customers. This dynamic sets us apart from the competition.

A strong brand
Our integrated approach to Corporate Responsibility, with its emphasis on highly competitive products, helps define our brand.

Disclosure
We seek to lead the sector on disclosure. In 2007, we were the first major UK bank to publish dedicated Financial Inclusion and Climate Change reports. They detail our performance and set out our targets and plans for the year ahead and beyond.

Commitments to stakeholders
Our statement of business principles, The Way We Do Business, is our commitment to our stakeholders about the standards we aspire to deliver. We are the only major UK bank to underpin this with Key Performance Indicators and to report progress against each of these year on year.

Growing the UK franchise
Targeted international growth
Cost leadership
Capital discipline
Colleague development

Our Strategy

Our Corporate Responsibility approach focuses on best serving the diverse interests of our key stakeholders.

Shareholders

We will promote the interests of our shareholders by seeking to increase the value of their shares and dividends, and through sound corporate governance. We will communicate with shareholders regularly and in doing so will seek to be clear, comprehensive and balanced.

Customers

We will be honest, fair and open in our dealings with our customers and endeavour to help them at all times. We are committed to providing them with value for money products, designed and promoted in a simple and transparent way, and made as widely available as possible. When things go wrong, as they sometimes do, we will resolve problems as quickly and fairly as we can.

Colleagues

We will create a safe working environment which encourages openness, honesty and mutual respect, and where colleagues can constructively challenge and ask questions. We offer equal opportunities for all. We will provide the opportunity for all colleagues to develop their skills and knowledge, and to enjoy fulfilling careers. We offer competitive remuneration with the opportunity to participate in the success of HBOS.

Society

Our main contribution to society is the value we can add through our success in business. We will seek to be a positive influence on those social and environmental issues which, having listened responsibly to our shareholders, customers, colleagues and suppliers, we think are important.

Key Performance Indicators

Our Key Performance Indicators help us to measure our progress against each element of our strategy.

Return on Equity

%	Year
19.7	2007
20.8	2006

Our communications with shareholders is discussed in the Corporate Governance report under the heading 'Relations with Shareholders' on page 121.

Number of times an HBOS product was featured in 'best buy' tables

%	Year
3,912	2007
3,317	2006

% of colleagues satisfied with opportunities to learn what they need to do their jobs well

	%
HBOS 2007	67
HBOS 2006	65
Industry Norm 2007	49
Industry Norm 2006	49

Our approach to colleagues' Total Reward is described in the Report of the Board in relation to remuneration policy and practice on pages 144 to 145.

Environment

UK CO_2 emissions (tonnes)	Year
53,161	2007
56,743	2006

Investment in the Community

Investment in the Community (£m)	Year
55.2	2007
44.2	2006

Corporate Responsibility

Independent benchmarks define us as a leader

- Business in the Community's Corporate Responsibility Index: we are a Platinum Performer, the highest possible rank.
- Carbon Disclosure Project: HBOS's rating is the highest of any UK bank.
- Global 100 Most Sustainable Corporations in the World: we are one of only two UK banks in this index.
- Dow Jones Sustainability Index: we achieved a place for the 4th year running. We scored 81%: the highest for a UK bank and one of the world's top five.

Governance

We strengthened our governance framework in 2007 with a new Climate Change Action Group, chaired by former Finance Director Phil Hodkinson who has Board responsibility for CR. With senior representation from across the Group, this drives climate change initiatives. The Board reviews CR strategy annually. There are also annual reviews of specific activities like climate change, diversity and financial inclusion.

The Way We Do Business ('WWDB') Action Group, also chaired by Phil Hodkinson and with senior representation from all divisions, drives CR strategy alongside a framework of other high level action groups:

- HBOS Communications Group, chaired by Group Chief Executive Andy Hornby;
- Diversity Steering Group, also chaired by Andy Hornby; and
- Financial Inclusion Committee, chaired by Chief Executive Retail Distribution, Insurance & Investment, Jo Dawson.

From 2008, following Phil Hodkinson's retirement, the Climate Change Action Group will be chaired by Chief Operating Officer Philip Gore-Randall. The WWDB Action Group will be chaired by Corporate Chief Executive Peter Cummings.

Stakeholder engagement

We held detailed discussions with key specialised investors, customers, colleagues and other stakeholders. Our new climate change strategy launched in March 2007 was a direct response to colleague feedback. It generated a response from several hundred colleagues; more than any previous campaign.

Last year, we held regular meetings with consumer groups including Which?, Citizens Advice, National Consumer Council (NCC), Citizens Advice Scotland and the European Consumers' Organisation.

Increasing stakeholder engagement is necessary to further develop our programme. This is an important area of development in 2008.

Customer Strategy

Market leading products

Our starting point in CR is our core product agenda. We aim to provide our customers with better value products than the competition. We have a relationship with two out of every five households in the UK. Last year, we received 3,912 mentions in the best buy tables, considerably more than any other big bank.

The Ultimate Reward Current Account, launched in February 2007, is believed to be the best value packaged account in the market. In May, we launched a 'beat and freeze' campaign, aiming to beat customers' insurance quotes and freeze their premiums until 2010.

Customers

In July, HBOS launched the largest ever branch expansion programme undertaken in Australia. We plan to open 160 branches on the East Coast over the next few years. Continuing to expand CR through our international operations is a key focus during 2008.

HBOS was the first financial institution to report how much money is held in customer 'dormant' accounts and the first to launch a campaign to reunite customers with their forgotten funds. We have reunited customers with over £14m so far. From January 2008, Halifax will search for remaining 'lost' customers, with an average balance of just £273. Halifax will also register details of unclaimed dormant accounts on the Unclaimed Assets Register.

Responsible lending

We advocate the fullest possible sharing of data between banks. Doing so provides a clearer picture of customers' lending commitments and improves lending decisions. We share full data on new products and up to 95% on historical products. Some other banks share data only on new customers but not existing customers. We are lobbying to change this situation.

We believe in providing our customers with a clear and transparent summary of their accounts. HBOS publishes summary boxes setting out key information for consumers on a range of products including: payment protection insurance statements, credit card statements and estate agency agreements.

Most of HBOS's lending is secured lending in the form of mortgages. The average loan to value across our mortgage book is 44%. The average income multiple has remained essentially the same for over 15 years, demonstrating a long history of prudent lending.

Growing the UK franchise
Targeted international growth
Cost leadership
Capital discipline
Colleague development

Dormant Accounts

In 2007 HBOS became the first financial institution to launch a campaign to reunite customers with their dormant funds – successfully reuniting customers with over £14m so far.

£14m

Financial inclusion
We are the first major bank to publish a target (15%) for new social banking account openings. We publish progress towards meeting this on our website every quarter. We exceeded this target in 2007.

HBOS installed 100 new, fee-free ATMs last year in areas of need across Scotland and the North of England. The fee-free ATMs dispensed £84m, and saved customers £1m in charges had the machines not been fee-free.

We are the only major bank to have launched a Christmas Savings Account for our social banking customers. This provides an easy way of saving for Christmas, with the financial strength of HBOS behind it. On maturity customers can take their savings in cash or High Street vouchers. Up to 100,000 of our social banking customers will be offered the product in 2008.

We aim to lead the sector on disclosure. Our Financial Inclusion Report contains detailed information on our performance and marketing in disadvantaged areas.

Colleague Strategy

As we face the unprecedented financial turmoil in global markets, our focus on colleague development has never been more important. Our ability to execute our strategy within these tough markets relies on engaging with, and motivating, all our colleagues to deliver consistently outstanding performance.

Our colleague strategy is very clear. We aim to have the strongest leadership teams in the sector and we are very clear about the high expectations of both what our leaders deliver and how they do this. HBOS-U, our corporate university for senior managers, has been an outstanding success: 76% of colleagues believe their line manager is good at managing people (against an industry norm of 58%). HBOS-U will be extended to all leaders in 2008.

We provide all our colleagues with ongoing opportunities to learn and develop their careers. We constantly evaluate our efforts to create a positive working environment that reflects the diversity of our colleagues. We are committed to achieving high standards of health and safety across all of our businesses. Our Health and Safety policy is available on our Corporate Responsibility website.

We keep all aspects of our reward systems under continuous review to ensure they deliver the right reinforcement in respect of recruitment, retention and motivation. In 2007, colleagues were awarded £80m in free shares and a total of £270m in cash bonuses. HBOS colleagues across the UK have now received £218m in free shares since our Free Shares scheme began in 2005.

Through our Colleague Opinion Survey we track our leadership and capability indices as well as employer and product advocacy. Our success is clear, 76% of colleagues would speak highly of HBOS as an employer, well ahead of the industry norm of 50%.

Last year, we signed a groundbreaking Partnership Agreement with our partner unions ACCORD and Unite. Over the next five years we will seek to increase membership to approximately 70% of UK colleagues. We believe this ambition makes us unique in the UK financial sector.

We have made excellent progress, but we are not complacent. Our challenge is even more pressing given the changed marketplace, but we are confident our work to date has created a platform that we can build on this year in a way that will help truly set HBOS apart from its competitors.

Community Strategy

Economic impact
HBOS is a significant generator of wealth across the UK, particularly around our heartlands in Yorkshire and Scotland. We are one of the largest payers of tax in the UK, paying £700m in tax on our profit in 2007. The UK Exchequer received a total of £1.2bn in tax and National Insurance from HBOS in 2007.

HBOS invested £55.2m in communities across the UK in 2007, including support for financial inclusion, sponsorship of sports and arts for young people, and donations through the HBOS Foundation.

HBOS Foundation
The HBOS Foundation is now one of the largest corporate fundraisers in the UK. Funded by HBOS, the Foundation drives volunteering and charitable work for the Group. In 2007, HBOS donated £8m to the Foundation. During the year, the Foundation donated almost £11m to charity, including contributions raised by colleagues and customers.

Financial Inclusion Report

Our Financial Inclusion Report is available online at: www.hbosplc.com/community/includes/HBOS_FI_report.pdf


www.

Million £ Challenge

HBOS colleagues, supported by matched funding from the Foundation, raised over £3.6m for our Million £ Challenge charities (British Heart Foundation, WRVS, Family Holiday Association, the RNLI and Age Action).

£3.6m

Corporate Responsibility continued

National and regional grants: the Foundation is funding a new educational programme, believed to be the most comprehensive of its kind in the UK, with the Sutton Trust in Yorkshire. The programme, delivered by Leeds University, aims to widen participation by under-privileged young people in higher education. The Foundation also distributed £2.8m in national and regional grants to financial literacy and money advice projects and to develop and support communities.

Matched funding: in 2007, HBOS colleagues in the UK and Ireland, supported by matched funding from the Foundation, raised over £3.6m for the Million £ Challenge charities. They were: British Heart Foundation, WRVS, Family Holiday Association, RNLI and Age Action. The matched funding scheme raised £2.1m for a wide range of other charities.

Colleague volunteering: volunteering has continued to grow. In 2007 over 10,000 HBOS colleagues volunteered, compared to over 7,000 in 2006. £21.3m has been raised via the Foundation, through volunteering, in the last five years.

Sponsorship

Over 70,000 young people benefited last year from HBOS sponsorship of sports and arts projects in our heartlands of Yorkshire and Scotland. An estimated 65% of these young people were from socially disadvantaged areas. Bank of Scotland's Community Football is the most comprehensive grassroots football programme in Scotland. The Midnight League aims to keep young people off the streets and reduce crime levels. It was expanded in 2007 into all 32 Scottish Local Authorities, reaching over 10,000 young people.

Museum on the Mound

HBOS's Museum on the Mound, awarded five stars by the Scottish Tourist Board, is Scotland's only banking museum. The Museum focuses on 'money', in all its shapes and forms. Working with educational consultants, schools sessions have been developed to support the curriculum-related topics of money and financial awareness. Over 30 classes of school children participated in workshops at the Museum in 2007.

Environment Strategy

Climate change

In 2007 we launched a major new climate change strategy and became carbon neutral in the UK. We were:

- the first UK bank to purchase 100% renewable energy to power our entire estate;
- the only bank to offset remaining emissions by purchasing only 100% 'Kyoto Compliant' Certified Emissions Reductions;
- the only bank to produce a standalone Climate Change Report; and
- the first financial institution in Europe to carbon label one of its products, Halifax Web Saver, showing people how much CO2 each account produces.

Our flagship south west headquarters, Bristol Harbourside, was completed at the end of 2007. Built from sustainable materials and kitted out with cutting edge energy efficiency technology, the building received the highest possible building rating, 'Excellent', in the Building Research Establishment's Environmental Assessment Method ('BREEAM') environmental rating.

Colleague advocacy of our environmental programme has improved from 39% to 51% over two years. There remains much to do to meet our 70% target by 2009.

Asset management

In 2007 Insight Investment launched a unique in-depth assessment of how well FTSE 100 companies and Europe's largest companies are responding to climate change risks and opportunities.

Insight continues to integrate environmental, social and governance ('ESG') issues into the standard investment process, to ensure that these issues are core to decisions. Insight engages with companies on issues as diverse as climate change, obesity, nanotechnology, water management, organic cotton and alcohol retailing. In a recent survey by FairPensions, Insight scored 83% for its work in the ethical investment sector.

Prospects

Though HBOS is one of the biggest lenders to Community Development Finance Institutions in the UK, there is more work we can do with credit unions. In 2008, we are launching new initiatives with Calderdale and Rotherham credit unions and increasing our investment in this sector.

Our climate change strategy positions us well with regard to expected legislative developments and customer demand. In 2008 we will launch a new strategy for how we manage paper use – the type we buy, how much we use and how we dispose of it afterwards.

We will seek to maintain our sector lead for disclosure. In addition to our CR Report, we will publish, for the second year, our market leading Financial Inclusion and Climate Change reports.

Growing the UK franchise
Targeted international growth
Cost leadership
Capital discipline
Colleague development

Climate Change Report

Our market leading, standalone Climate Change Report is available on our website at the following address: www.hbosplc.com/community/includes/HBOS_Climate_Change_Report_2007.pdf


WWW.

Corporate Governance



For more information please visit www.hbosplc.com



Dennis Stevenson
Chairman

We aspire to the highest standards of corporate governance, not as an exercise in compliance, but as a means of driving the performance of the business.


HBOSplc



Harry Baines
Company Secretary & Group Counsel

In this section you will find:

The Board



Dennis Stevenson
Chairman

Age 62. Dennis was appointed Chairman of HBOS in 2001 (having joined the Board of Halifax in 1999) and became Governor of Bank of Scotland in January 2006. He is Chairman of the House of Lords Appointments Commission, Chancellor of the University of the Arts London, a Non-executive Director of Western Union Group, Loudwater Investment Partners and Culture and Sport Glasgow, and President of the Employers Forum on Age.



Peter Cummings
Executive Director

Age 52. Peter joined Bank of Scotland in 1973. In 1995 he became Director of Corporate Banking. Peter joined the HBOS Board in January 2006 as Chief Executive, Corporate. Peter is also a Director of Maggie's Centres and will become Chairman of the HBOS Foundation with effect from April 2008.



Andy Hornby
Chief Executive

Age 41. Andy became Chief Executive of HBOS in July 2006, having previously been the Group's Chief Operating Officer. Andy joined the Board of Halifax in 1999 as Chief Executive of the Retail division. He is a Non-executive Director of Home Retail Group. Prior to joining Halifax, Andy undertook various roles at Boston Consulting Group, Blue Circle and ASDA.



Jo Dawson
Executive Director

Age 45. Jo became Chief Executive of the Insurance & Investment division in March 2006, joining the Board of HBOS in May 2006. In August 2007 she also assumed responsibility for Retail Distribution. Jo joined Halifax in 2000 and became Group Risk Director in 2005. Prior to joining Halifax, Jo held senior positions with NatWest and Green Flag. She is a member of the Board of the Association of British Insurers.



Colin Matthew
Executive Director

Age 57. Colin is Chief Executive, Strategy, International and Treasury & Asset Management and, since January 2006, has been Treasurer of Bank of Scotland. Colin joined Bank of Scotland in 1966, becoming a Director in 2000.



Mike Ellis
Executive Director

Age 56. Mike rejoined the HBOS Board on 25 September 2007 as Group Finance Director Designate becoming Group Finance Director on 1 January 2008. He previously served as Group Finance Director of HBOS between 2001 and 2004, following a long career with Halifax prior to the merger with Bank of Scotland. Mike is a qualified accountant and a Non-executive Director of WH Smith.



Dan Watkins
Executive Director

Age 45. Dan was appointed to the Board of HBOS on 5 September 2007 as Chief Executive, Retail Products. He served as Group Risk Director from February 2006 and prior to that was Head of Retail Risk. Dan joined Birmingham Midshires in 1993, becoming Managing Director in 2001. In his early career, Dan worked for Morgan Grenfell.



Philip Gore-Randall
Executive Director

Age 55. Philip joined the Board of HBOS on 15 September 2007 as Chief Operating Officer. Philip is a Chartered Accountant with extensive experience in the UK and overseas, serving for a number of years as Managing Partner of Arthur Andersen. He joined HBOS from Aon UK, where he held the role of Chief Operating Officer. Philip is a Non-executive Director of Compass Consulting Group Holdings, an independent management consulting firm.



Richard Cousins
Non-executive Director

Age 48. Richard became a Non-executive Director of HBOS on 1 March 2007. He is Chief Executive Officer of Compass Group. Between 1990 and 2005 he worked for BPB, becoming Chief Executive Officer in 2000. Richard was previously a Non-executive Director of P&O. His early career was spent with Cadbury Schweppes and BTR.



Anthony Hobson
Non-executive Director

Age 60. Anthony ('Tony') joined the Board of Halifax in 2001 and has been the Chairman of the Audit Committee since HBOS's formation. Tony is also Chairman of The Sage Group and of Northern Foods. He was Group Finance Director of Legal & General Group for 14 years until 2001, and is a Chartered Accountant.



Charles Dunstone
Non-executive Director

Age 43. Charles was appointed a Non-executive Director of Halifax in 2000. He is Chief Executive Officer of The Carphone Warehouse Group which he founded in 1989. Charles is also a Non-executive Director of the Daily Mail and General Trust and Chairman of the Prince's Trust Trading Board.



Karen Jones
Non-executive Director

Age 51. Karen became a Non-executive Director of HBOS in January 2006. She was previously Chief Executive of Spirit Group and the founder and Chief Executive of Café Rouge and The Pelican Group. She has held Non-executive positions at Gondola Holdings and Emap.



Sir Ron Garrick
Non-executive Director

Age 67. Sir Ron joined the Board of Bank of Scotland in 2000. In January 2003 he became Deputy Chairman of HBOS and since 2004 has served as the Company's Senior Independent Director. He was previously Chief Executive and Chairman of Weir Group.



John E Mack
Non-executive Director

Age 60. John was appointed a Non-executive Director of HBOS on 1 May 2007. Following a long career with Bank of America and its predecessors (during which he served as Corporate Treasurer for many years), John joined Shinsei Bank of Japan in 2002 as Senior Managing Executive Officer and Chief Financial Officer. He retired from these executive roles in 2005 but remained as a consultant for Shinsei until the end of 2006.



Coline McConville
Non-executive Director

Age 43. Coline joined the Board of Halifax in 2000. Until 2006 she was Chief Executive Officer, Europe of Clear Channel International, prior to which she was with McKinseys Management Consultants in London and L E K Management Consultants in Germany. Coline qualified as a lawyer in Australia.



Kate Nealon
Non-executive Director

Age 54. Kate joined the Board of HBOS in March 2004. She is a Non-executive Director of Cable & Wireless and Shire. Previously Kate was Group Head of Legal and Compliance for Standard Chartered. Kate qualified as a lawyer in the US.

Corporate Governance

Good corporate governance is about running the Company well. At HBOS, we aspire to the highest standards of corporate governance, not as an exercise in compliance, but as a means of driving the performance of the business.

Corporate governance involves putting in place an effective internal framework of authority and accountability that promotes success whilst managing and mitigating risk. It is also outward looking; it is about how the Company and its Directors engage and interact with shareholders and other key stakeholders. We aim to challenge and refresh our approach to corporate governance in order to keep it live, well embedded and at the forefront of best practice development.

This report gives detailed information on our corporate governance arrangements and outlines how we apply the principles of the 2006 Combined Code (the 'Code'). For further information, additional documents can be downloaded from our website and these are identified on page 116.

Compliance Statement

The Company considers that it has complied throughout the year with all of the provisions within section 1 of the Code, other than provision C.3.1 which recommends that the Audit Committee should comprise solely independent Non-executive Directors. Our Audit Committee membership includes John Ormerod, who is neither an HBOS Director nor an employee of the Group. He brings an entirely independent and experienced additional resource to the Audit Committee's deliberations which, we believe, exceeds the spirit of the Code, and is entirely consistent with the Code's aim of protecting the independence of the Audit Committee. Biographical details for John are given on page 118.

The Board

Composition

At the year end, the Board comprised the Chairman, eight Executive Directors and eight independent Non-executive Directors. The Board considers that it is of an appropriate size to oversee the Group's businesses, with a suitable diversity of backgrounds and mix of experience and expertise to maximise its effectiveness. These matters are kept under continuous review by the Nomination Committee.

Balance of Executive and Non-executive Directors as at 31 December 2007





1	Chairman
8	Executive Directors
8	Non-executive Directors

Independence

All of the Non-executive Directors are considered by the Board to be independent and throughout the year at least half of the Board comprised independent Non-executive Directors. To be 'independent', the Board requires a Director to be independent in character and judgement and to be free of relationships or circumstances which could affect their judgement.

Division of responsibilities

The Chairman leads the Board while the Chief Executive manages the Group's businesses – these are distinct functions. The responsibilities and specific accountabilities of the Chairman, the Deputy Chairman/Senior Independent Director, the Non-executive Directors, the Chief Executive, the remaining Executive Directors and other senior executives are set out in the Group's Board Control Manual (which is explained further on the following page).

Chairman – Dennis Stevenson

The Chairman is responsible for leading the Board and for ensuring its effectiveness. This includes responsibility for the clarity and timeliness of information provided to the Board and for facilitating the effective contribution of all Directors. The Chairman ensures that new Directors receive comprehensive tailored induction training and that regular training is incorporated within the Board programme.

The Chairman has a key role in the development (jointly with the Chief Executive) of the Group's strategy, as well as oversight of strategy implementation and performance delivery. He ensures that there is a constructive and close working relationship with the Chief Executive. An in-depth review of the Company's strategy, hosted by the Chairman, was held in early 2007. This took the form of a dedicated discursive session looking at value generation over a longer time frame. Issues considered included growth opportunities in each of the divisions as well as investor views, risk appetite and the international landscape.

During the year, the Chairman (frequently along with the Deputy Chairman) has continued his practice of meeting executive teams across the business outwith formal Board meetings. The purpose of the meetings is to understand in more detail each team's key deliverables and motivations, to inform the Chairman's contributions to debate and support his leadership of the Board. All Non-executive Directors are encouraged similarly to engage directly with executive management across the business.

The Chairman meets with the Non-executive Directors individually, without any Executive Directors present, on a rolling basis throughout the year.

Deputy Chairman/Senior Independent Director – Sir Ron Garrick
The Senior Independent Director attended the Company's results presentations to analysts during the year, giving him the opportunity to hear analysts' questions and understand their views. In addition, the Senior Independent Director is available to meet shareholders on request. Should any shareholder have a concern which they feel cannot be resolved through the routine mechanisms for investor communication, or through the Chairman or Chief Executive (as appropriate), they are encouraged to contact the Senior Independent Director, initially via the Company Secretary at the Registered Office.

Election and re-election of Directors
All Directors are subject to election by shareholders at the first Annual General Meeting ('AGM') following their appointment, and accordingly John E Mack, Dan Watkins, Philip Gore-Randall and Mike Ellis, all appointed Directors since the last AGM, will present themselves for election at the 2008 AGM.

In addition, the Company requires all Directors to stand for re-election at intervals of no more than three years, hence Dennis Stevenson, Karen Jones and Colin Matthew will retire at the forthcoming AGM and will seek re-election by shareholders.

Having completed two three-year terms as a Non-executive Director of HBOS, Charles Dunstone will retire at the forthcoming AGM and will not offer himself for re-election.

The Chairman has endorsed the effectiveness and commitment of all Directors standing for election or re-election at the AGM, and the Senior Independent Director has given a similar endorsement in respect of the Chairman's re-election.

Board Proceedings
Governance framework
The Group's key internal governance document is the Board Control Manual. This draws together the schedule of matters reserved to the Board, terms of reference for Board and Executive Committees as well as role descriptions and authority levels for Directors and senior executives. For those matters not specifically reserved to the Board, the Manual prescribes the cascade of authorities delegated throughout the Group. The Board Control Manual is refreshed regularly and the terms of reference of the Board's principal Committees are reviewed on an annual basis.

At each meeting, the Board receives a financial and operational update from the Chief Executive and other Executive Directors before considering specific matters requiring approval and a rolling programme of strategic reviews. All matters requiring a decision are supported by formal analysis of all relevant aspects of the proposal. During 2007, the Board has monitored closely market developments as well as receiving regular progress updates on the implementation of the Basel II framework. The Board has also been kept up to date on the changes introduced by the Companies Act 2006, especially the statutory statement of directors' duties.

Key activities of the Board include:

- **Strategy and risk** – the Board approves and oversees the Group's strategic direction.
- **Approving the Business Plan** – which defines the Group's strategic and operating objectives and the risk framework within which it operates.
- **Management oversight** – the Board routinely reviews operating, financial and risk performance and receives reports from divisional heads.
- **Regulatory/legal activity** – including the approval of the Company's results, dividends, other key documents and any substantial transactions.
- **Appointments** – in 2007 the Board approved the appointments of Richard Cousins, John E Mack, Dan Watkins, Philip Gore-Randall and Mike Ellis.
- **Approval of new or material changes to existing employee share schemes,** subject to shareholder approval as appropriate.
- **Approval of capital expenditure** as well as guarantees, indemnities and securities, all above pre-defined limits.
- **Ethics** – the Board sets the standards to which the Group aspires in dealings with its key stakeholders in a statement 'The Way We Do Business'.

Meetings
The Board held ten meetings during 2007. Details of Directors' attendance at these meetings are set out in the table below.

	Board meetings attended	Eligible to attend
Current Directors		
Dennis Stevenson	10	10
Andy Hornby	10	10
Peter Cummings	10	10
Jo Dawson	10	10
Mike Ellis (from 25 September 2007)	3	3
Philip Gore-Randall (from 15 September 2007)	3	3
Phil Hodkinson (to 31 December 2007)	10	10
Colin Matthew	10	10
Dan Watkins (from 5 September 2007)	3	3
Richard Cousins (from 1 March 2007)	6	8
Charles Dunstone	9	10
Sir Ron Garrick	10	10
Anthony Hobson	10	10
Karen Jones	9	10
John E Mack (from 1 May 2007)	6	6
Coline McConville	10	10
Kate Nealon	10	10
Former Directors		
Benny Higgins (to 10 August 2007)	7	7
Sir Brian Ivory (to 25 April 2007)	4	4
David Shearer (to 25 April 2007)	4	4

Corporate Governance continued

Executive Committee

The Executive Committee, led by the Chief Executive Andy Hornby and consisting of all HBOS Executive Directors plus the Company Secretary & Group Counsel (Harry Baines) and the Group Risk Director (Peter Hickman), met 11 times during 2007 as well as holding two strategy days. The Executive Committee has no specific authority delegated to it by the Board, but provides advice and support to the Chief Executive, in particular in relation to strategy and matters having cross-divisional or Group-wide implications. The Committee also takes the lead role in preparing the Group's Business Plan, for approval by the Board, and reviews all issues and papers requiring Board or Audit Committee approval (acting upon decisions of those bodies as appropriate).

Internal control

The Board, through the Audit Committee, has overall responsibility for the Group's system of internal control and risk management and reviews its effectiveness annually. The review covers financial, operational, compliance and risk management controls. The implementation and maintenance of the risk management and internal control systems are the responsibility of the Chief Executive with support from the other Executive Directors and senior executives. Systems are designed to manage the risk of failure to achieve business objectives, and provide reasonable assurance against material misstatement or loss. The Audit Committee has received confirmation that management has taken, or is taking, the necessary action to remedy any failings or weaknesses identified through the operation of the HBOS framework of controls.

Further details of the Group's internal controls are disclosed in the Risk Management report on pages 85 to 104.

Online – Find out even more...

You can find out more about our approach to corporate governance by accessing the following documents online at **www.hbosplc.com**

- Terms of reference for the Audit, Remuneration and Nomination Committees
- Schedule of matters reserved to the Board
- Memorandum and Articles of Association
- Biographies of HBOS Directors
- Corporate responsibility
- History of the Group

Board Effectiveness

Induction and training

All new Directors and Committee members receive a full and tailored induction plan. For Non-executive Directors this commonly includes meetings with the heads of the divisions, key business units and other functions. Induction for Executive Directors tends to be arranged in the course of their activities within the Group. Background reading, including the Memorandum and Articles of Association, the Board Control Manual and Model Code arrangements, is routinely provided to new Board and Committee members.

Case Study – Induction – John E Mack

John E Mack joined the Board as a Non-executive Director on 1 May 2007. With extensive experience in the banking sector both in America and Japan, John's induction programme was targeted at building his Company-specific knowledge. An initial series of private meetings with the Chairman, the Chief Executive, other Executive Directors, the Company Secretary and other business heads was arranged in the months immediately following John's appointment. This enabled John to develop his understanding of the Company's strategy, its financial and operational performance and the key drivers in each of the divisions. This phase also included meeting key executives from Investor Relations, Risk and HR, as well as branch visits.

The second phase of John's induction focused on his membership of the Audit Committee and chairmanship of the Treasury & Asset Management Risk Control Committee. It included meetings with members of the Treasury and Insight teams as well as representatives of the external auditors, KPMG. More recently, John has spent time with the Corporate and Retail teams as well as holding meetings with the new Executive Directors appointed in September 2007. John continues to meet with executives from the IT function to enhance his understanding of the Company's IT strategy and to share his expertise in this field.

The Company believes that training is essential to enable Directors and Board Committee members to update their skills and to ensure they have the necessary knowledge and familiarity to perform effectively. During the year, the Board received training and updates in relation to the capital treatment of Basel II and the implications for the Group of this revised approach, as well as other topics including the Companies Act 2006.

In addition to ongoing training, a formal programme of re-induction is currently being introduced. This will be targeted at Non-executive Directors and will allow them to consider in a structured way developments since their initial appointment, both in the Group's operations and in the economic, corporate and regulatory environment applicable to the Group's businesses.

Board and Director evaluation

The performance and effectiveness of the Board and each of its Committees is evaluated annually. In the past year this exercise was undertaken internally. The Chairman met privately with each of the Directors (and where appropriate, other Committee attendees) to discuss their own performance, the functioning of the Board and their role on the Board's principal Committees.

Additionally, the Non-executive Directors met privately without the Chairman or the Executive Directors present. This meeting was chaired by the Senior Independent Director and included a review of the performance of the Chairman, the relationship between the Chairman and Chief Executive and the functioning of the Board as a whole.

The Chairman and Directors are satisfied that the Board operates effectively and that it receives valuable support from its Committees. The evaluation identified no material failings or weaknesses.

Company Secretary and independent advice



Harry Baines
Company Secretary & Group Counsel

Age 50. Harry became Company Secretary of HBOS in 2001, having joined Halifax in that capacity in 1999. Since March 2006 he has also been Group Counsel and a member of the HBOS Executive Committee. He originally qualified as a Solicitor and then held positions in local government and private practice before moving into industry in 1985.

The Company Secretary & Group Counsel, Harry Baines, is responsible for advising the Board on corporate governance matters and, in conjunction with the Chairman, for ensuring good information flows between the Board, its Committees, Non-executive Directors and senior executives.

The Company Secretary & Group Counsel is an HBOS employee (but not a Director) and the Non-executive Directors have access to his advice. Additionally, if required in the furtherance of their duties, Non-executive Directors (along with any other members of the Board's main Committees) are entitled to seek independent, professional advice at the Company's expense.

Board Committees
Audit Committee
Membership



Anthony Hobson
Audit Committee Chair

The members of the Audit Committee are identified in the table in the next column. The Committee comprises four independent Non-executive Directors and one additional member, John Ormerod, who is neither a Director of HBOS nor an employee of the Group. John brings industry specific expertise and additional experience, resource and perspective to the Committee's deliberations. The Secretary to the Audit Committee is Lysanne Black, Senior Deputy Company Secretary of HBOS.

The Audit Committee's structure requires the inclusion of at least one financially qualified member. The Board considers that Anthony Hobson, a Chartered Accountant and until 2001 the Group Finance Director of Legal & General, has the significant, recent and relevant financial experience to satisfy this requirement. In addition, John E Mack and John Ormerod also have recent and relevant financial experience.

The Group provides an induction programme specifically for new Audit Committee members and on-going training to enable them to carry out their duties. The induction programme covers the role of the Audit Committee, its terms of reference, expected time commitments and an introduction to key aspects of the Group's businesses, including the main business financial dynamics and risks.

Attendance at meetings
In 2007 the Committee met on seven occasions. The Committee invites the Chief Executive, senior executives from the Finance and Risk functions, the Head of Group Internal Audit and the external auditors to attend all of its meetings. Other senior management attend as requested by the Committee to enable it to discharge its duties.

	Audit Committee meetings attended	Eligible to attend
Current Members		
Anthony Hobson (Chair)	7	7
Coline McConville	7	7
John E Mack (from August 2007)	2	2
Kate Nealon	6	7
John Ormerod	7	7
Former Member		
David Shearer (to April 2007)	3	3

Principal activities and duties
The Audit Committee's activities include receiving and challenging reports from senior management and both the internal and external auditors. The Audit Committee assists the Board in relation to the Group's external financial and regulatory reporting requirements; its risk and internal control environment and the Group's compliance with the Combined Code. In particular, in 2007 the Audit Committee:

- considered and approved the accounting policies, principles and practices as presented in the Group's accounts;
- assessed significant accounting and reporting issues and the key accounting and audit judgements;
- considered the external auditors' annual Internal Control Report and management's response;
- monitored the relationship of the Group with its regulators;
- reviewed and advised the Board on the Group's interim and annual financial statements, the control of financial and business risks (including whistleblowing arrangements), the nature and scope of the work performed by internal and external auditors, the results of this audit work and the responses of management;

Corporate Governance continued

Audit Committee

Retail Risk Control Committee

	Non-executive Director	Audit Committee member	Executive from another division	External*
Charles Dunstone (Chair)	●			
Peter Cummings			●	
Kate Nealon	●	●		
John Ormerod*		●		●
Oliver Page*				●

Corporate Risk Control Committee

	Non-executive Director	Audit Committee member	Executive from another division	External*
Sir Ron Garrick (Chair)	●			
Al-Noor Ramji*				●
Richard Cousins	●			
Philip Gore-Randall			●	

Insurance & Investment Risk Control Committee

	Non-executive Director	Audit Committee member	Executive from another division	External*
Anthony Hobson (Chair)	●	●		
Duncan Ferguson*				●
Lindsay Mackay			●	
Kate Nealon	●	●		
Malachy Smith*				●

International Risk Control Committee

	Non-executive Director	Audit Committee member	Executive from another division	External*
Coline McConville (Chair)	●	●		
Mike Christophers*				●
David Fisher			●	
Sir Ron Garrick	●			

Treasury & Asset Management Risk Control Committee

	Non-executive Director	Audit Committee member	Executive from another division	External*
John E Mack (Chair)	●	●		
Mike Wooderson			●	
Scott Moeller*				●

* External appointment, neither HBOS plc Director nor a Group employee, selected to enhance the independence of the RCC and to provide an additional resource to its deliberations.

- assessed the resources, organisational structure and operational effectiveness of the Group Internal Audit function together with management's response to the findings;
- reviewed the effectiveness of the Group's system of internal control, including financial, operational, compliance and risk management on an ongoing basis;
- made a recommendation to the Board (for shareholder approval) in relation to the re-appointment of the external auditors and considered the terms of their engagement;
- reviewed other services provided to the Group by the external auditors, and monitored their independence, concluding that they had maintained their independence throughout the year;
- reviewed management procedures for identifying business risks and controlling their financial impact; preventing or detecting fraud; ensuring compliance with regulatory and legal requirements and monitoring the operational effectiveness of policies and systems; and
- considered the activities of the divisional Risk Control Committees (described on the following page).

The Audit Committee also held private meetings on a regular basis with the external auditors, the Head of Group Internal Audit, the Group Risk Director, the Group Finance Director and other key members of senior management as part of the Committee's work on the effectiveness of the Group's risk management policies and procedures. The Group Risk Director and the Head of Group Internal Audit also have the right of direct access to the Chairman of the Audit Committee. The Chairman of the Audit Committee reports on the activities and recommendations of the Audit Committee at the Board meeting subsequent to each Committee meeting.



John Ormerod
Age 59. John joined the Audit Committee of HBOS in 2005 and also serves on the Retail Risk Control Committee. John is neither an HBOS Director nor a Group employee. He is a Non-executive Director and member of the Audit Committee of ITV. He is also a Non-executive Director and Audit Committee Chairman of Computacenter, Gemalto and Misys (where he is also Senior Independent Director). John is a Chartered Accountant and previously held senior positions with Arthur Andersen and Deloitte.

Risk Control Committees
The Audit Committee is supported by divisional Risk Control Committees ('RCCs'), which act under delegated authority from the Audit Committee, under detailed terms of reference. Each divisional RCC reviews, on behalf of the Audit Committee, the adequacy of that division's system of internal control and risk management, the significant risks facing that business and how they are investigated and the techniques used to identify, assess and manage those risks particular to the business of the division. The RCCs also review divisional input to Group financial reports. At each of its meetings the Audit Committee reviews the minutes and work of the RCCs.

The membership of the RCCs is shown in the table on the previous page. Each RCC is chaired by a Non-executive Director and comprises a minimum of one Non-executive Director, an 'independent' executive from another division and additional members drawn from outside the Group who are chosen for the relevance of their skills.

The Group provides an induction programme for new RCC members including meetings with key personnel in the relevant divisions. On an ongoing basis, meetings are arranged with the Chairman, Chief Executive, Group Finance Director, Audit Committee Chairman, Group Risk Director, Head of Group Internal Audit and the external auditors.

Group Internal Audit
Group Internal Audit supports the Audit Committee, divisional RCCs and senior executives by reviewing independently and objectively the effectiveness of the controls and risk environment. The Audit Committee reviews and approves the annual Internal Audit Plan (and achievements against it), the Internal Audit Charter, the results of audits and other significant findings, the adequacy of management's response and the timeliness of resolution of recommendations and the adequacy of staff numbers, qualifications and experience. It seeks to ensure that the activities of the Group Internal Audit function are co-ordinated with the external auditors. The Audit Committee also approves the appointment, or removal, of the Head of Group Internal Audit.

Case Study – Auditing Internal Audit

During the year the Audit Committee arranged for an independent review of the Group Internal Audit function. The review was conducted by PricewaterhouseCoopers and identified key strengths as well as certain areas for development. For example, the value of rotating colleagues into and out of the Group Internal Audit function was highlighted. The recommendations of the review, along with a resultant action plan, were presented to the Audit Committee, which concluded that the Group has a strong, independent and effective Group Internal Audit function.

External auditors
KPMG Audit Plc have served as external auditors since the formation of HBOS in 2001. A full audit tender exercise was completed as recently as 2006. Between audit tenders, an assessment of the external auditors is undertaken.

Auditor independence and remuneration
Both the Board and the external auditors have safeguards in place to protect the independence and objectivity of the external auditors. The Audit Committee has a comprehensive policy to regulate the use of auditors for non-audit services. This policy sets out the nature of work the external auditors may not undertake, which includes work which will ultimately be subject to external audit, internal audit services and secondments to senior management positions in the Group that involve decision-making. It also includes the Group's policy on hiring former external audit staff. For those services that are deemed appropriate for the auditors to carry out, the policy sets out the approval process that must be followed for each type of assignment. The Chairman of the Audit Committee must be consulted regarding potential instructions in respect of defined non-audit services with a value above defined limits and such services must be subject to a competitive tender process.

Each year the Audit Committee establishes a limit on the fees that can be paid to the external auditors in respect of non-audit services and monitors quarterly the amounts paid to the auditors in this regard. The external auditors also report regularly to the Committee on the actions that they have taken to comply with professional and regulatory requirements and current best practice in order to maintain their independence. This includes the rotation of key members of the audit team. Total auditor remuneration analysed between audit and other services is shown in Note 7 to the Financial Statements on page 171.

Nomination Committee
Membership



Sir Ron Garrick
Nomination Committee Chair

The members of the Nomination Committee are identified in the table below. The Committee's terms of reference require it to have a majority of independent Non-executive Directors and for membership to include the Chairman of the Company, the Chief Executive, Deputy Chairman, Senior Independent Director and at least two further Non-executive Directors. The Deputy Chairman/Senior Independent Director chairs the Committee. The Chief Executive's membership of the Committee reflects its role in relation to Executive Directors and senior executive succession planning. Harry Baines, Company Secretary & Group Counsel, is Secretary to the Nomination Committee.

Attendance at meetings
In 2007 the Committee met on four occasions. The Committee may invite other persons to attend meetings to assist in the effective discharge of its duties.

	Nomination Committee meetings attended	Eligible to attend
Current Members		
Sir Ron Garrick (Chair)	4	4
Richard Cousins (from June 2007)	2	2
Andy Hornby	4	4
Karen Jones	3	4
Coline McConville	4	4
Dennis Stevenson	4	4
Former Member		
Sir Brian Ivory (to April 2007)	1	1

Corporate Governance continued

Principal activities and duties
2007 was a busy year for the Committee, with a number of appointments being made to the Board. In the first half of the year, Richard Cousins and John E Mack joined the Board as Non-executive Directors, while later in the year three Executive Directors (Dan Watkins, Philip Gore-Randall and Mike Ellis) were appointed.

A consistent feature of the Committee's approach to succession planning for Non-executive Directors has been to maintain an ongoing pool of appropriately qualified and skilled prospective candidates from which appointments may be made. This pool is compiled and maintained with the assistance of external search and recruitment consultants. This approach is mirrored for external RCC appointments.

The value of this approach was demonstrated during the year when, in advance of the retirement of two Non-executive Directors at the 2007 AGM, the Committee was able to match the profile of skills required against the pool of candidates and recommend two strong appointments in Richard Cousins and John E Mack.

Non-executive Directors are initially appointed to serve a three year term, with the expectation (but no guarantee) that in most cases the appointment will be extended for a second three year term. A full review is carried out at the end of each term, and the extension of an individual appointment for up to a third three year term is possible.

The Committee also recommended Executive Director appointments, caused by Phil Hodkinson's decision to stand down as Finance Director in order to pursue a range of other interests, particularly in the charitable sector. Mike Ellis was identified as being uniquely qualified to fulfil this role given his expertise and knowledge of the Group. In addition, the new role of Chief Operating Officer was established, enhancing the visibility and control of major Group-wide functions. A key focus for the Committee is always to ensure that the Executive Committee develops in a way that reflects the needs of the business.

The Committee continuously reviews internal executive 'talent' which it benchmarks against appropriate peer group comparisons, as a key element of its role in relation to succession planning. From time to time, potential external recruits are also considered. In total, talent and succession data is held in respect of approximately 3,500 colleagues across the Group, including all relevant senior executives. In this way the Committee (and, through the Committee, the Board), the Chief Executive and senior executives monitor closely the nature, mix and availability of suitably experienced and appropriately qualified management, both within and outwith the Group; create opportunities to challenge and develop individuals at senior executive level (including inter-divisional moves); and can act with confidence when, expectedly or unexpectedly, senior roles become vacant, or other opportunities to strengthen the senior executive team arise.

Other duties of the Committee include:

- ensuring that the process for making appointments is formal, rigorous and fair;
- ensuring that Directors devote sufficient time to their role (addressing any concerns on an exceptional basis);
- keeping the composition of the Board and its Committees under review through a proper evaluation of the skills, knowledge and experience of Directors and the needs of the Group, the Board and its Committees to ensure best use is made of Non-executive Directors' time and skills; and
- approving, under authority delegated by the Board, the appointment and (where appropriate) the removal of independent trustees of the Group's pension schemes.

Remuneration Committee
Membership



Karen Jones
Remuneration Committee Chair

The members of the Remuneration Committee are identified in the table below. The Committee must at all times comprise at least three Non-executive Directors. Given their complementary roles, the Board believes that a significant degree of overlap in the memberships of the Remuneration and Nomination Committees is desirable. David Fisher, Director Group HR, is Secretary to the Remuneration Committee.

Attendance at meetings
In 2007 the Committee met on seven occasions. At the invitation of the Remuneration Committee Chair, the Group's Chairman and the Chief Executive regularly attend Committee meetings to provide background and context on matters relating to the remuneration of other Executive Directors and other colleagues in the Group, but do not attend when their own remuneration or contractual terms are discussed – no Director is involved in approving his or her own remuneration or contractual terms.

	Remuneration Committee meetings attended	Eligible to attend
Current Members		
Karen Jones (Chair from April 2007)	7	7
Richard Cousins (from June 2007)	2	3
Sir Ron Garrick	7	7
Coline McConville	7	7
Former Member		
Sir Brian Ivory (Chair to April 2007)	4	4

Principal activities and duties
Full details of remuneration policy and practice are in the Report of the Board in relation to remuneration policy and practice on pages 122 to 145.

Below are details of the Committee's work in 2007 and other key matters reserved to it:

- considering and recommending to the Board the remuneration policy for Executive Directors and other senior executives and determining the specific remuneration arrangements for the Chairman, Executive Directors and other direct executive reports to the Chief Executive (the remuneration policy for Non-executive Directors being set by the Board acting through the Chairman and Executive Directors);
- approving the contractual terms for the Chairman and the Executive Directors;
- operating and administering the Company's incentive schemes for the Chairman, the Executive Directors and other senior executives, including delegation to a specially designated Incentive Sub-Committee;
- approving the salary review for Executive Directors and certain senior executives;
- determining contractual and discretionary payments to be made on the retirement, resignation and (where appropriate) dismissal of Executive Directors and other direct executive reports to the Chief Executive;
- providing advice in relation to the fees payable to external parties serving on Risk Control Committees and Non-executive Directors of the Group (but not of the Company) and the fees payable to pension scheme Trustees; and
- considering the policy and monitoring process for all Directors and senior executives for holding shares in the Company.

Relations with Shareholders
Institutional shareholders
The Investor Relations team has primary, day-to-day responsibility for managing communications with institutional shareholders through a combination of briefings to analysts and institutional shareholders (both at the interim and year end results and throughout the year), site visits and individual discussions between institutional shareholders and Board members and key senior executives. Regular dialogue with shareholders helps to ensure that the Company's strategy is understood and that any queries or other issues are addressed in a constructive way.

An annual audit of investor opinion is undertaken on behalf of the Board. This takes the form of structured interviews with individual investors conducted by an independent external adviser, the outcomes of which are fed back to and are considered by the Board. The 2007 audit was conducted with around 30 major investors in the UK, North America and Europe. Collectively these institutions represent a significant proportion of the institutional ownership of HBOS. The majority of interviewees had held meetings with HBOS management over the previous 12 months, most of which were with Executive Directors.

The audit gathered opinion on strategy, financial and operational results (including comments on individual divisions), management, corporate governance and investor communications. The views of these investors were reported to the HBOS Board on a non-attributable basis, giving the Board direct access to investor views on a wide range of performance metrics to help them to develop a balanced understanding of major shareholders. The annual audit of investor opinion complements monthly reports to the Board on market and investor sentiment and opinion, thus ensuring that all Directors have a good understanding of the views of major shareholders.

Private shareholders
The Company Secretary, primarily through a Shareholder Services team, oversees communications with private shareholders.

Each year shareholders receive the Annual Review & Summary Financial Statement and in addition, if they choose, the Annual Report and Accounts. Shareholders can see up-to-date information throughout the year on the Company's website, www.hbosplc.com. This provides share price information, financial results, copies of presentations to analysts and answers to frequently asked questions.

A shareholder opinion survey was conducted during 2007, focusing on shareholder communications. The findings of this research are being used to improve the service offered to shareholders.

Case Study – AGM

The Company's AGM takes place at different UK locations each year to maximise opportunities for the Company's shareholders to attend. The AGM enables shareholders to hear about and question the Group's performance and the Directors' stewardship of the Company. Shareholders who wish to raise a question can submit it beforehand, or can ask it at the AGM. The Chairs of the Audit, Remuneration and Nomination Committees are present at the AGM – along with other Directors – to answer shareholders' questions, through the Chairman of the Board, on the responsibilities and activities of their Committees. In the last three years AGMs have been held in Edinburgh, Manchester and Brighton. The 2008 AGM will be held in Glasgow.

Report of the Board in relation to remuneration policy and practice For the year ended 31 December 2007

Dear Shareholder
I am delighted to introduce this, our sixth, HBOS Remuneration Committee Report for which we will be seeking approval from shareholders at our Annual General Meeting. It is my first report as Chair of the Committee. Brian Ivory, who had been Chair of the Committee since the establishment of HBOS, retired as a Non-executive Director and as Chair of the Committee immediately following the Annual General Meeting in April 2007.

Under Brian's outstanding leadership, the Committee **established the remuneration policy** for our most senior colleagues (now about 240 in all) at the start of 2002. These principles are, we believe, as valid now as they were then and in broad terms are as follows:

- we have a median (mid-market) salary policy and manage actual salaries broadly up to this position;
- we set clear and tough targets linked absolutely to business plan performance under our short term incentive ('STI') schemes and we inform shareholders of our performance against those targets and the resulting STI outcomes;
- we operate 'nowt for nowt' long term incentive ('LTI') schemes: if we do no better than matching our competitor average in terms of returns for shareholders and no better than matching the retail prices index ('RPI') in terms of earnings per share growth ('EPS'), our top 240 colleagues get no LTI payments;
- we deliver most of our incentive outcomes in HBOS shares and expect senior colleagues to maintain meaningful HBOS shareholdings; and
- we ensure that we have a clear correlation between overall reward, corporate performance and the interests of our shareholders, in both the short term and the long term.

We believe that we are at the forefront of our competitors in operating in such a robust and transparent remuneration environment.

As was the case a year ago, the Committee has undertaken an **assessment of remuneration policy**, on this occasion over 2002-2007. Its findings are much the same as a year ago: no need for any change in our remuneration principles; strong support for our policy and practice from shareholders generally; regular and supportive dialogue with our major shareholders; and belief that the incentives we provide create strong alignment with shareholders' interests and the Group's performance.

Specifically on that latter point, looking back over those six years since the inception of HBOS:

- our EPS has risen by 14% p.a. Although we have delivered double digit average annual EPS growth relative to the RPI, under the **annual STI arrangements** our payments have on average been only very slightly above target levels;
- under the total shareholder return ('TSR') **LTI arrangements**, we have outperformed our competitors on average by 2.4% p.a. HBOS's absolute TSR over that period has been 13.4%. In terms of incentive outcomes we have made payments on average at about 75% of maximum levels; and
- over the first six full calendar years of HBOS (2002-2007) there were six triennial TSR LTI maturities. For the most recent arrangement covering 2005-2007, for the first time we did not outperform our competitors and therefore, in line with our 'nowt for nowt' remuneration policy, our TSR LTI payment to colleagues will be zero in March 2008.

Our expectation of **meaningful HBOS shareholdings by colleagues** is illustrated by the fact that, every year since 2002, all incentive outcomes earned by all Executive Directors have, at their choice, been taken in HBOS shares, rather than in cash.

As regular readers of our reports will know, we construct all our incentives so that all our colleagues have a very clear performance:reward link. It is one that is increasingly performance focused and longer term in nature as colleague seniority increases.

As we reported a year ago, our suite of **incentive schemes for 2007** for our then top 215 colleagues consisted of two short term incentives (the first based on one year operational performance and the second focused on more sustained operational performance) and two long term incentives (the first based on the extent to which we improve EPS relative to the RPI and the second based on the extent to which we outperform our competitors in terms of TSR).

We do not intend to change the fundamental design of incentive schemes for 2008 but we do intend to change how we set performance levels and reward opportunities.

Why? The dislocation in financial markets, prompted by the sub-prime mortgage financial crisis, which began in the United States, has created changes in many of the economies in which the Group operates, particularly in the UK. The Committee must ensure that, in what is anticipated to be a lower growth era, our incentives will continue to assist with the attraction, retention, engagement and motivation of all our colleagues.

We are therefore making some changes to the incentive schemes starting in 2008. Under our STI arrangements, we will continue to set really stretching targets but we will increase target incentives by a half. This greater emphasis on short term incentives reflects the challenge of setting robust long term performance targets in the current turbulent financial markets. Under our LTI arrangements, we will sustain target incentive payment opportunities but the performance targets for EPS and TSR have been altered so as to better align them with market and Group expectations. Details are set out in the main body of the report.

The Committee will review these incentive structures again before we launch the 2009 schemes, and that review will remain within our established remuneration principles described earlier in this letter.

During 2007, there were **two other material changes**.

Firstly, we amended the comparator group under the TSR LTI by increasing the weightings of the banks which have a predominantly UK domestic business profile and by decreasing the weightings of the banks which have built up a significant overseas business profile. This creates an overall comparator group profile which better matches that of HBOS.

Secondly, there were a number of changes in our Executive Director population. The individual arrangements are set out in the main body of the report.

In the full report which follows, we have produced transparent and extensive technical details, as we have done in the past.

We welcome questions and feedback from all shareholders on both the content and the transparency of the report.

We believe our remuneration policy is right for our shareholders and right for our colleagues. We encourage all shareholders to support this report at the Company's forthcoming (2008) Annual General Meeting.

Karen Jones
Chair
Remuneration Committee
26 February 2008

1. What this report covers

This report to shareholders:

- sets out our remuneration policy;
- explains the policy under which our Chairman, our Executive Directors, the next two most senior groups of colleagues and our Non-executive Directors were remunerated for the year ended 31 December 2007; and
- sets out tables of information showing individual details of the salary, incentive, share and pension interests of all the Directors for the year ended 31 December 2007.

2. Role and membership of the Committee and compliance issues

The Remuneration Committee (the 'Committee') is a committee of the Board. Your Board believes that a properly constituted and effective Remuneration Committee is key to ensuring that Executive Directors' and other colleagues' remuneration is aligned with shareholders' interests and that it motivates Executive Directors and other colleagues to enhance the absolute performance and the relative competitiveness of the Group. The full Terms of Reference of the Remuneration Committee can be found at http://www.hbosplc.com/abouthbos/remuneration_committee.asp.

The members of the Committee during 2007 were all independent Non-executive Directors, as shown below:

Richard Cousins (joined 1 March 2007)
Sir Ron Garrick
Sir Brian Ivory (retired 25 April 2007)
Karen Jones (Chair from 25 April 2007)
Coline McConville

At the invitation of the Chair of the Committee, the Group's Chairman and the Chief Executive attend Committee meetings to provide background and context on matters relating to the remuneration of the other Executive Directors and other colleagues in the Group, but do not attend when their own remuneration or contractual terms are discussed. No Director is involved in determining his or her own remuneration or contractual terms.

During 2007, the Committee met on seven occasions and the attendance of Committee members is as shown below:

Richard Cousins – 2 meetings (of a possible 3)
Sir Ron Garrick – 7 meetings
Sir Brian Ivory – 4 meetings (of a possible 4)
Karen Jones – 7 meetings
Coline McConville – 7 meetings

Report of the Board in relation to remuneration policy and practice continued

In addition, in 2007, the Committee established a sub-committee to deal specifically with incentive issues. That sub-committee met on three occasions during 2007. The sub-committee comprises one Committee member, Coline McConville, and two advisors (see Section 3), David Fisher and Ian Goodwin, each of whom attended all three meetings.

This frequency of meetings enables the Committee to regularly review, for Executive Directors and other senior colleagues, overall reward and the components thereof, in relation to the absolute performance and the relative competitiveness of the Group.

The performance of the Committee is evaluated as part of the overall evaluation of the performance of the Board as a whole and of each Non-executive Director, as set out in the Corporate Governance Report on page 116.

Full details of the Group's approach to Corporate Governance, including compliance with the Combined Code, are also included in that report.

The Board has approved this report. A resolution will be put to shareholders at the Annual General Meeting inviting them to consider and approve this report, as required by the Companies Act 1985.

The report complies with the requirements of all relevant regulations under the Companies Act 1985 and the Combined Code.

Section 10 of this report has been audited by KPMG Audit Plc, with the exception of Section 10.3.1 (Shares), Notes 5 and 10 to Table 6a within Section 10.3.3 (TSR performance), Section 10.3.7 (Interest in Shares under Trusts) and Section 10.3.9 (Statutory Performance Graph), which do not fall to be audited.

3. Advisors to the Committee

During 2007, David Fisher, Director, Group HR, acted as Secretary to the Committee and provided advice to it. Ian Goodwin, previously Secretary to the Committee, continued to provide advice to it. Harry Baines, Company Secretary, also provided advice to the Committee. In addition, the Committee sought independent external advice on remuneration matters. The Committee does not retain a lead advisor but uses organisations best suited to undertake specific projects from time to time. During 2007, the Committee took advice, directly or indirectly, from:

- Watson Wyatt Limited, in relation to pension issues; a partner from this organisation acts as Trustee Actuary to the Group's final salary pension scheme;
- Mercer Human Resource Consulting, in relation to pension issues; this organisation also acts as Corporate Actuary to the Group;
- Hay Group, in relation to general remuneration issues; this organisation also advises the Group on a range of remuneration issues;
- McLagan Partners, in relation to specialist remuneration issues; this organisation also advises certain divisions in the Group on a range of remuneration issues;
- New Bridge Street Consultants LLP, in relation to various policy and remuneration issues and in relation to the preparation of this report; and
- Linklaters, in relation to various legal issues and in relation to the preparation of this report; this organisation also provides legal advice to the Group on remuneration and on a wide range of other issues.

In the opinion of the Committee, there were no conflicts of interest during 2007 in relation to these organisations advising the Group, the pension scheme trustees and the Committee.

4. Service contracts
The Chairman of the Group is covered by a contract which, as announced in June 2007, now extends to 30 June 2011. If the contract is terminated by the Group prior to the expiry of the term, contractual compensation equivalent to the fees payable during the balance of the term (subject to a maximum compensation equivalent to one year's fees) may, in certain circumstances, be payable.

All the Executive Directors have rolling contracts which can be terminated by the Group on one year's notice or by the Director on six months' notice. If any contract is terminated by the Group, contractual compensation up to the equivalent of one year's basic salary may, in certain circumstances, be payable. There is no contractual compensation entitlement for any of the Directors beyond this. Executive Directors are expected to make reasonable efforts to mitigate any loss arising from early termination of their contracts.

There are no provisions in service contracts which provide for enhanced terms on a change of control of the Group.

It is the Committee's policy to design contracts for any newly recruited Executive Directors in a comparable form to the contracts of existing Executive Directors.

Non-executive Directors are appointed by letter for an initial term of three years. They will usually serve a second three year term. Where the Board is satisfied that it is in the interests of the Group and its shareholders, a Non-executive Director may be asked to serve a third three year term. Notwithstanding these three yearly terms, appointments of Non-executive Directors can be terminated at any time on one month's written notice given either by the individual Director or by the Group.

5. External appointments
The Group recognises that Executive Directors may be invited to become non-executive directors of other companies and that such appointments can broaden their knowledge and experience, to the benefit of the Group. Provided that it does not impact materially on their Group duties, Executive Directors are generally encouraged to accept one such appointment. They may retain any resulting fee. In certain circumstances, two such appointments may be permitted. The fees payable in respect of any second appointment are donated to charity.

6. Share ownership
The Group believes that share ownership by colleagues throughout the Group enhances their alignment with shareholders' interests. Therefore colleagues in the Group are able to acquire shares as a result of:

- the **free share plan** (up to £3,000 p.a.);
- the **sharesave plan** (based on contributions of up to £3,000 p.a.);
- the **sharebuy plan** (based on contributions of up to £1,500 p.a. or 10% of salary, whichever is the lesser);

(These three plans are set up within the approved HMRC legislative framework which can confer tax advantages on UK colleagues.)

- the **short term incentive plan** for all other than the most senior 240. Colleagues can opt to take the whole or part of their incentive in shares rather than in cash. Those who take their incentive in shares, retain them for three years and remain with the Group for that period (or rank as qualifying leavers) receive a guaranteed 50% enhancement of such shareholding (this facility is termed 'sharekicker');
- the **long term incentive plan linked to the core and extended short term incentive plans and then linked to EPS performance.** For the most senior 240 (65 in respect of the extended short term incentive plan), colleagues can opt to take the whole or part of their incentive in shares rather than in cash. Those who take their incentive in shares, retain them for three years and remain with the Group for that period (or rank as qualifying leavers) may receive no enhancement or may receive up to a 200% enhancement (250% in the case of the Chief Executive) of such shareholding depending on the growth in the Group's EPS in excess of the RPI, over the three year period. There is a real "at risk" element to this component;
- the **long term incentive plan linked to TSR performance.** For the most senior 240, share grants of varying percentages of salaries are made and colleagues may receive none of the grant or may receive up to 200% of the grant depending on the Group's annualised TSR compared to the annualised weighted average TSR of a basket of comparator companies, over a three year period. There is also a real "at risk" element to this component; and
- **personal purchase** using the Group's, or other, sharedealing facilities.

Report of the Board in relation to remuneration policy and practice continued

These arrangements assist colleagues throughout the Group to acquire shares. They form a key element of the Group's sustained and, we believe, differentiating commitment to encouraging share ownership by as many colleagues as possible.

The Group expects all of its Directors (including the Chairman and the Non-executive Directors), together with other senior colleagues, to acquire and retain significant numbers of shares relative to base salaries or fees. In the case of each Director the value of the shareholding is required to be at least 100% of base salary or base fee, based on the average annual personal shareholding initially after three years as an Executive Director. All such colleagues satisfied these requirements in 2006 and we will formally review this again in 2009. It is pleasing to report that the average holding of Executive Directors who had been in post for at least three years at the end of 2007 was about four times the minimum requirement – a strong vote of confidence in the Group's future prospects.

7. Remuneration policy for Executive Directors and other senior colleagues

To deliver its objective of creating real increases in shareholder value relative to the finance sector, the Group needs to attract and retain the most capable and committed people and create the right employment conditions and reward opportunities for them.

The remuneration policy for Executive Directors and their most senior colleagues is aligned with this objective. Accordingly, the focus of remuneration policy is not simply on salary but is increasingly weighted towards incentive plans that are aligned with the delivery of both shorter term operating plans and longer term increases in shareholder value.

The practical delivery of this policy is achieved through a number of objectives which, for 2008, will therefore be as follows:

- salary policy will be set at around market median for the financial services sector though, in practice, salaries are managed broadly up to this position;
- the short term incentive plans will be based on the delivery of operating plans; and
- the long term incentive plans will be focused on both the creation of relative additional shareholder value and the creation of real growth in EPS. Participants in these plans will not receive any payments under them unless either:
  - the Group's relative TSR is above that of the finance sector as measured using the weighted average TSR of a comparator group of companies. This long term plan is highly geared so that average performance (or worse) generates no reward but outstanding performance generates a high level of reward; or
  - the Group's growth in EPS is above that of the growth in the RPI. This long term plan is also highly geared so that no real performance improvement (or worse) generates no reward but outstanding performance generates a high level of reward.

The Committee has appropriate procedures in place to ensure that these policies are followed in practice.

In the event of a change of control or other corporate re-organisation, the Committee's approach to the extent to which incentives will vest will be one that is fair, transparent and, where appropriate, will accurately reflect actual performance up to, and time up to, the date of the event or such alternative date as is considered to be relevant and robust. Overall, in determining the approach, the Committee will also take account of any replacement incentives and any transitional provisions.

The Committee is making some changes to remuneration structures for 2008 and beyond, as set out in Sections 7.3 and 7.4. There are no further plans at present to make any changes to this remuneration policy for 2008 and beyond. However, the Committee will continue to keep all these issues under consideration in future.

In broad terms, for 2008 and beyond, for every £100 of target reward for Executive Directors, about £26 is fixed and £74 is performance contingent. Sustained exceptional performance can result in a further £105 of reward. Of the performance element of reward, between 15% and 25% is based solely on annual performance with the rest based on longer term performance.

For remuneration purposes, roles in HBOS fall into one of ten categories, Levels 1–9 and the Executive Directors.

This report covers colleagues who fall into Level 8 and above, about 65 colleagues in all, but with emphasis on Executive Directors. The report also covers the Chairman and the Non-executive Directors. The Appendix gives broad details of remuneration arrangements for colleagues in Levels 1-7.

7.1 Salary

Salary benchmarks are reviewed annually, taking account of information from independent sources on salary rates for comparable jobs in the finance sector and in other selected major listed companies. Actual salaries are normally reviewed annually in May but can be reviewed at any time. There is no automatic or guaranteed annual salary increase.

The benchmarking process is both extensive and rigorous. It is designed to ensure that actual salaries are managed up to broadly the median salary policy adopted by the Committee. Specifically, the Committee considers data sourced from Hay Group and New Bridge Street Consultants LLP; as well as data sourced from annual reports and accounts of other relevant companies. These include selected companies from the FTSE 30 – comprising an equal number of companies, by market capitalisation, bigger than and smaller than HBOS – together with other major banks, insurance companies and retailers.

The annual rate of base salaries of the Executive Directors after the most recent review with effect from 1 May 2007 and at 31 December 2007, were:

Peter Cummings £660,000, Jo Dawson £550,000 (1 May 2007) / £600,000 (1 September 2007), Andy Hornby £975,000, Phil Hodkinson £645,000, Colin Matthew £615,000. Until the date of his ceasing to be an Executive Director on 10 August 2007, Benny Higgins' base salary was £655,000. With effect from their dates of appointment of 5 September 2007, 15 September 2007 and 25 September 2007, and at 31 December 2007, the base salaries of Dan Watkins, Philip Gore-Randall, and Mike Ellis were £500,000, £540,000 and £630,000, respectively.

At 31 December 2007, the average salary for those in Level 9 was £325,000; the upper quartile was £360,000 and the lower quartile was £280,000; and for those in Level 8 the average was £222,000; the upper quartile was £250,000 and the lower quartile was £185,000.

7.2 Incentive plan philosophy
The purpose of the incentive plans is to provide a direct link between each individual's remuneration and three components of performance, namely their own, that of the business they work in and that of the total Group, over both the shorter and the longer term.

All Executive Directors and a substantial majority of other senior colleagues with HBOS-wide portfolios participate in incentive plans which are Group-wide. Performance targets and levels of participation differ in order to align overall individual remuneration with the Group's policy objectives outlined earlier. Different, market specific, arrangements exist for a small number of senior colleagues within the Group.

Payment of incentives, for Executive Directors and certain other individuals, is subject to the approval of the Committee. Except in certain exceptional circumstances in respect of initial periods of employment, it is the Committee's policy that no Executive Director should have a contractual right to an incentive.

Incentive arrangements to apply during 2008 and beyond are set out below.

7.3 Shorter term incentive plans
The shorter term incentive plans for Executive Directors and colleagues in Level 9 and Level 8 have two key elements.

The **first element**, operated annually, rewards the achievement of annual line of sight operating plan objectives – those for which the individual has prime or material contributory accountability. It is an annual scheme based on annual performance. Payment levels which apply for the 2008 plan are as follows:

Category	Incentive for 2008 as a % of annual salary	
	Target	Maximum
Executive Directors	90	135
Level 9	75	112.5
Level 8	60	90

Any incentive outcome from the 2008 plan is crystallised for participants in March 2009 but then may be invested in shares for three years until March 2012 (see Section 7.4).

For Executive Directors and certain senior colleagues, payment of target incentive will require the achievement of targets which include EPS and operating expenses. For others, payment of target incentive will require the achievement of divisional or functional operating plan targets which might include sales, costs, profitability, risk management and/or customer service components.

These targets are the same as those within the Group's business plan. The Committee discloses actual performance in relation to target in the report which immediately follows the relevant business year.

The **second element**, operated annually, rewards the sustained achievement of Group operating plan objectives, for which Executive Directors and colleagues in Level 9 and Level 8 have aggregate contributory responsibility, through a combination of annual and biennial performance. Group performance is again measured using EPS and operating expenses. Payment levels which apply for the 2008-09 cycle of the plan are as shown overleaf.

Any incentive outcome from the 2008-09 plan is crystallised for participants in March 2010 but then may be invested in shares for three years until March 2013 (see Section 7.4).

The incentive payment levels for both the first and second elements of the plan are higher than those which applied in 2007 and 2006-07. The Committee decided to increase these incentive levels to better ensure that we can recruit and retain the calibre of colleague we require – and engage with and motivate them to deliver our stretching operational targets – during the current volatile financial climate. The Committee will review these incentive levels, for the plans which will apply in 2009 and 2009-10, towards the end of 2008.

The Committee is making some amendments to the incentive plan for 2007-08, for the same reasons, so that, during 2008, it operates in a manner consistent with the plan for 2008-09.

Category	Incentive for 2008-09 as a % of annual salary					
	Target			Maximum		
	2008	2009	Total	2008	2009	Total
Executive Directors	22.5	22.5	45	33.75	33.75	67.5
Level 9	18.75	18.75	37.5	28.125	28.125	56.25
Level 8	15	15	30	22.5	22.5	45

There is a separate additional core short term incentive plan for one Executive Director, Peter Cummings, to recognise and respond to market practice in his divisional specialism. The level of the incentive payment under this additional plan is dependent on the extent to which Peter Cummings achieves his divisional operating plans. The additional incentive opportunity is a target incentive of 100% of salary (and a maximum of 200% of salary) for 2008. The incentive outcome will be matched by an additional equivalent deferred cash amount which will be used to buy shares after the end of 2010.

These incentive levels for Peter Cummings are the same as those which applied in 2007 and are higher than those which applied in 2006.

7.4 Longer term incentive plans
The longer term incentive plans for Executive Directors and colleagues in Level 9 and Level 8 have two key elements.

Under the **first element**, participants are granted conditional shares shortly after the start of the financial year equal to the number of shares secured by a percentage of the participant's salary and based on the price of the Group's shares, using the average market price in the last ten business days of the previous financial year. For awards in 2008, grant levels will be as follows:

Category	Conditional share grant as a % of salary
Executive Directors	133.33
Level 9	100
Level 8	66.67

The number of shares ultimately released to participants under the plan is dependent on the Group's annualised TSR (defined as the gross overall return on ordinary shares of HBOS after all adjustments for capital actions and reinvestment of dividends or other income) over three year periods, compared to an annualised weighted average TSR of a basket of comparator companies (Alliance & Leicester; Aviva; Barclays; Bradford & Bingley; Legal & General; Lloyds TSB; Northern Rock; Prudential; Royal Bank of Scotland; and Royal & Sun Alliance) over equivalent periods.

To better match the business profile of the Group, with effect from 1 January 2007 the Committee decided to amend the weighting of the basket of comparator companies, so that Alliance & Leicester, Bradford & Bingley, Lloyds TSB and Northern Rock are included at 150% of their market capitalisations; with Barclays and Royal Bank of Scotland included at 50% of their market capitalisations. This amendment applies to all future awards and to outstanding awards for performance from 1 January 2007 onwards.

The comparator group was determined prior to the government placing Northern Rock in temporary public ownership. The Committee will be deciding how the comparator group should be adjusted to reflect this at a forthcoming meeting.

For awards in 2008, any releases early in 2011 will be as follows:

Group's relative TSR performance	Amount to be released as a % of share grant
0% p.a. (or below)	0
+1.5% p.a.	100
+3% p.a. (or above)	200

Intermediate positions will be determined by interpolation.

If the relative TSR performance does not exceed 0% p.a. after three years, the conditional share grant lapses. There is no retest in this or any other circumstance.

The Committee believes that TSR remains the most appropriate performance measure because it is a robust and transparent measure of the creation of shareholder value; that a relative measure is more competitively appropriate than an absolute one; and that a weighted average group made up of the biggest banking and insurance companies is the most valid comparator and gives a more effective performance test than a traditional ranking-based league table.

Calculations of TSR performance are undertaken independently of the Group by New Bridge Street Consultants LLP for the purposes of determining outcomes under the plan.

Provided that the weighted average TSR of the comparator companies is at least 0% p.a., HBOS shareholders will have to enjoy an additional return equivalent to at least £2.5bn over 2008-2010 for share grant participants in 2008 to enjoy maximum releases early in 2011. The estimated face value of conditional share grants for 2008 is about £24.9m in respect of about 220 participants. Maximum releases would amount to about £49.8m plus share growth plus dividends.

Under the **second element**, participants may choose to invest some or all of their cash shorter term incentive outcomes (as described in Section 7.3) in the Group's shares for a three year period; with the number of shares ultimately released to participants under the plan dependent on the Group's annualised growth in EPS in excess of the RPI. For investments early in 2008, releases early in 2011 will be as follows:

Group's real EPS performance	Amount to be added as a % of amount invested*
0% p.a. (or below)	0
+3% p.a.	100
+6% p.a. (or above)	200

Intermediate positions will be determined by interpolation.

* For the Chief Executive, the amounts added are one quarter higher than those shown above.

If the real EPS performance does not exceed 0% p.a. after three years, the investment opportunity lapses. There is no retest in this or any other circumstance.

The Committee believes that EPS is an appropriate performance measure because it is a robust and transparent measure and regarded as the best rounded long term absolute measure of financial performance.

The incentive performance targets for both the first and second elements of the plan are different from those which applied in 2005-07. The Committee decided to reduce these incentive performance targets to better ensure that we can recruit and retain the calibre of colleague we require – and engage with and motivate them to deliver our stretching operational targets – during the current volatile financial era. The Committee will review these incentive performance targets, for the plans which will apply in 2009-11, towards the end of 2008.

The Committee is making no amendments to the first element of the incentive plans for 2006-08 and 2007-09.

The Committee is, however, making some amendments to the second element of the incentive plans for 2006-08 and 2007-09 (for prospective, and not retrospective, performance periods), so that, during 2008 and 2009, they operate in a manner consistent with the plan for 2008-10.

Executive Directors and colleagues in Level 9 and Level 8 have never been granted executive share options by HBOS and will not be granted executive share options in 2008. There are no plans to grant executive share options to these individuals in future years.

The Executive Directors and other senior colleagues may participate in the free share plan, in the sharesave plan and in the sharebuy plan. These are all standard HMRC approved schemes, available to nearly all colleagues, with no performance conditions.

7.5 Benefits
Each senior colleague is provided with benefits, which principally comprise a company car (or cash in lieu), pension arrangements or allowances, paid leave, healthcare cover and preferential terms for some Group products.

Individuals have generally been included in membership of HMRC approved final salary pension arrangements and, for certain individuals who joined the Group after 1989, for membership of separate final salary pension arrangements. These arrangements, taken together, provide a personal pension benefit based on salary only. The arrangements also provide a lump sum life assurance benefit of four times salary and pension benefits for spouses/dependants and qualifying children.

The final salary pension arrangements are closed to new entrants. All recruits since October 2002 have generally been, and future recruits will generally be, included in HMRC approved money purchase pension arrangements or separate arrangements of equivalent value. These arrangements also provide a lump sum life assurance benefit of four times salary.

All tax-approved benefits are subject to HMRC limits. Pension entitlement is based on salary only.

In April 2006 service related pension accrual under final salary pension arrangements ceased for those whose pension interest then exceeded the 'Lifetime Allowance' of £1.5m. In broad terms, this is equivalent to a maximum pension of £75,000 p.a., or such higher amount as had accrued by April 2006. Similar cessations applied under money purchase pension arrangements. Affected colleagues receive an annual non-pensionable cash allowance of 25% of salary, payable monthly, in lieu of such service related pension accrual or money purchase pension contributions. This cash allowance does not count as salary for the purposes of the incentive schemes.

Similar cessations took place in April 2007 and will take effect in April 2008 (and in each subsequent April) as more colleagues' pension interests exceed the 'Lifetime Allowance' applicable at that time.

8. Remuneration policy for the Chairman
The remuneration policy for the Chairman recognises that, whilst the Chairman was independent of the organisation when he joined it, he is not now regarded as independent. The Chairman plays an active role in influencing the strategic direction of the Group and ensuring overall performance delivery. Therefore we believe that it is entirely appropriate that the Chairman's reward arrangements continue to be based on a mixture of a base fee and performance-related long term incentive.

The base fee of the Chairman after the most recent review with effect from 1 July 2007, and at 31 December 2007, was £735,000.

In addition, as has been the case in HBOS since 2002, the Chairman is included in a long term incentive plan equivalent to that described in the first part of Section 7.4. He receives an annual conditional grant based on 100% of his fee which is otherwise subject to the same performance conditions as apply to Executive Directors.

The Committee established the long term incentive plan for the Chairman through a separately constituted scheme, for two reasons. Firstly, so that shareholders could vote on this scheme quite separately from any vote on the scheme applying to Executive Directors. Secondly, for legal reasons, because the Chairman is not an employee of the Group and cannot therefore be included in the share-based long term incentive plan described in the first part of Section 7.4 as that plan is available to employees only. In practice, however, the scheme which applies for the Chairman is a mirror image of the scheme applying to Executive Directors, save that the annual conditional grant is based on 100% of his fee.

There is no other incentive plan and there are no benefits (car or cash in lieu, pension, paid leave, healthcare) for the Chairman. The Chairman receives a distant accommodation allowance and is reimbursed for a proportion of his office expenses.

The Committee does not seek precisely to calibrate the Chairman's reward to a particular time commitment: in practice the Chairman has always been available as required by the Group and, in broad terms, spends at least half his working time on HBOS business.

9. Remuneration policy for Non-executive Directors
Remuneration for Non-executive Directors consists solely of fees. There are no short term incentive plans or long term incentive plans or benefits (car or cash in lieu, pension, paid leave, healthcare) for Non-executive Directors.

The current base Board membership fee for each Non-executive Director after the most recent review, effective from 1 May 2007, is £66,000. In addition, fees are paid for services on committees and for directorships of subsidiaries and joint ventures.

Fees are set based on comparisons with other non-executive director fees and time commitments in comparable companies.

Report of the Board in relation to remuneration policy and practice continued

10. Directors' remuneration for the year ended 31 December 2007

10.1 Emoluments

Table 1a below has been prepared in accordance with regulatory requirements in respect of Directors' remuneration for the year ended 31 December 2007:

Table 1a

	Notes	Salary including fees & further remuneration £000	Taxable benefits and allowances £000	Annual cash incentive for 2007 £000	Biennial cash incentive for 2006/2007 £000	Total year ended 31.12.07 £000	Total year ended 31.12.06 £000	Total year ended 31.12.07 excluding the pension allowance £000	Total year ended 31.12.06 excluding the pension allowance £000
Chairman									
Dennis Stevenson	5,11	708	113	–	–	**821**	628	**821**	628
Executive Directors									
Peter Cummings	1,2,3,7,8,9,10,12	630	180	1,624	172	**2,606**	1,491	**2,448**	1,386
Jo Dawson	1,2,7,8,9,10	550	117	276	156	**1,099**	514	**993**	514
Mike Ellis	1,2,4,7,8	169	45	78	–	**292**	–	**250**	–
Philip Gore-Randall	1,2,4,7,8	159	43	73	–	**275**	–	**235**	–
Phil Hodkinson	1,2,7,8,9,10,12	635	169	297	168	**1,269**	1,157	**1,110**	1,043
Andy Hornby	1,2,7,8,9,10,12	940	283	449	254	**1,926**	1,570	**1,691**	1,417
Colin Matthew	1,2,8,9,10,12	602	170	283	160	**1,215**	1,093	**1,065**	986
Dan Watkins	1,2,4,7,8,9,10	162	51	74	42	**329**	–	**289**	–
Non-executive Directors									
Richard Cousins	4,6	70	–	–	–	**70**	–	**70**	–
Charles Dunstone	6	83	–	–	–	**83**	75	**83**	75
Sir Ron Garrick	6	235	–	–	–	**235**	213	**235**	213
Anthony Hobson	6	221	–	–	–	**221**	250	**221**	250
Karen Jones	6	100	–	–	–	**100**	62	**100**	62
John E Mack	4,6	66	–	–	–	**66**	–	**66**	–
Coline McConville	6	151	–	–	–	**151**	111	**151**	111
Kate Nealon	6	151	–	–	–	**151**	138	**151**	138
Former Directors									
Sir James Crosby	4,10,12	–	5	–	–	**5**	968	**5**	895
Benny Higgins	1,2,4,7,8,9,10	1,865	117	183	143	**2,308**	1,056	**2,210**	952
Sir Brian Ivory	4,6	49	–	–	–	**49**	142	**49**	142
David Shearer	4,6	38	–	–	–	**38**	109	**38**	109
Total		**7,584**	**1,293**	**3,337**	**1,095**	**13,309**	9,577	**12,281**	8,921

Notes to Table 1a

Note 1:

The table includes in 'taxable benefits and allowances' the non-pensionable cash allowances of 25% of salary, payable monthly, to those Executive Directors who have no service-related accrual of pension benefits. The allowances paid in 2007 were: Peter Cummings £157,500, Jo Dawson £106,250 (nine months), Mike Ellis £42,000 (three months), Philip Gore-Randall £39,945 (three months), Phil Hodkinson £158,750, Andy Hornby £235,000, Colin Matthew £150,416 and Dan Watkins £40,410 (four months). The allowance paid in 2007 to Benny Higgins was £97,569. Comparative year end totals excluding the non-pensionable cash allowances are also detailed.

Note 2:

The annual cash incentive amounts, approved by the Committee, relate to performance under the short term incentive plan for 2007. The biennial cash incentive amounts, approved by the Committee, relate to performance under the short term incentive plan for 2006-07. Annual performance outcomes using EPS, Shareholder Value Added and Costs were between 97% and 100% of target levels and therefore the STI for 2007 was 46% compared to a target of 60%. Biennial performance, using equivalent performance metrics, was around target level and therefore the biennial cash incentive for 2006-07 was 26% compared to a target of 25%. These outcomes were driven from financial targets consistent with the Group business plans for 2007 (in the case of the annual scheme) and 2006-07 (in the case of the biennial scheme). Both the target cash incentive percentage and the actual cash incentive percentage exclude the additional annual incentive arrangements for Peter Cummings.

Note 3:

The additional incentive amount for Peter Cummings, included in the table, was £1,320,000.

Note 4:

Mike Ellis was appointed as an Executive Director on 25 September 2007. His contract, incentives and benefits are in a form comparable to those for existing Executive Directors.

Philip Gore-Randall was appointed as an Executive Director on 15 September 2007. His contract, incentives and benefits are in a form comparable to those for existing Executive Directors.

Dan Watkins was appointed as an Executive Director on 5 September 2007. His contract, incentives and benefits are in a form comparable to those for existing Executive Directors.

Richard Cousins and John E Mack were appointed as Non-executive Directors on 1 March 2007 and 1 May 2007, respectively.

Sir James Crosby retired as an Executive Director on 31 July 2006 on terms set out in last year's report.

Benny Higgins remained employed, after resigning as an Executive Director, until 31 December 2007. He received salary, pension allowance and incentive payments for that period totalling £464,000. These amounts are included in the table.

He was paid a lump sum after his employment ceased, including salary and pension allowance in respect of his 12 month notice period (£819,000) plus some incentive allowances and other payments (£192,000). These amounts are included in the table within the 'Salary including fees and further remuneration' column.

Sir Brian Ivory and David Shearer retired as Non-executive Directors on 25 April 2007. No termination payments were made.

Note 5:

The fee payment to Dennis Stevenson comprises payments made to him personally in respect of his service as Chairman of the Group of £707,500 (2006 – £627,500).

Note 6:

From 1 May 2006 the basic Board membership fee payable to Non-executive Directors was at a rate of £57,750 p.a. and from 1 May 2007 it was increased to a rate of £66,000 p.a. The basic Board membership fee covers the range of duties and responsibilities associated with Non-executive Directorship, including Board meetings and the Annual General Meeting.

The figures shown in the table also include fees for services on committees of the Board, details of which are set out in the Corporate Governance Report on pages 114 to 121. The levels of fees for some Non-executive Directors reflect the significant time spent by them on such committee duties.

The figures shown in the table also include fees for services as Directors of subsidiaries and joint ventures; and for services on other committees. The fees in relation to these subsidiaries, joint ventures and other committees were as follows:

Table 1b

	2007 £000	2006 £000
Richard Cousins	**6**	–
Charles Dunstone	**20**	20
Sir Ron Garrick	**-**	–
Anthony Hobson	**75**	116
Sir Brian Ivory	**11**	34
Karen Jones	**-**	–
John E Mack	**12**	-
Coline McConville	**47**	20
Kate Nealon	**63**	59
David Shearer	**10**	30
Total	**244**	279

Report of the Board in relation to remuneration policy and practice continued

Note 7:
Certain Executive Directors are non-executive directors of other companies. Their roles and fees were as follows:

Andy Hornby was a Non-executive Director of Home Retail Group plc during 2007 for which he received fees (which he retained) of £58,708. In addition, he received 4,375 ordinary shares of Home Retail Group plc and has an entitlement to a further 3,500 ordinary shares of Home Retail Group plc.

Andy Hornby and Jo Dawson were Non-executive Directors of St James's Place plc during 2007. The fees were paid directly to HBOS and not to them personally.

Mike Ellis was a Non-executive Director of WH Smith plc during 2007 for which he received fees from his date of appointment to HBOS on 25 September 2007 (which he retained) of £11,277.

Philip Gore-Randall was appointed a Non-executive Director of Compass Consulting Group Holdings Limited on 14 August 2007 for which he received fees from his date of appointment to HBOS on 15 September 2007 (which he retained) of £5,834.

Phil Hodkinson was a Non-executive Director of BT Group plc during 2007 for which he received fees (which he retained) of £60,000.

Jo Dawson was a member of the Board of the Association of British Insurers during 2007. No fees were paid.

Peter Cummings was a Director of The Maggie Keswick Jencks Cancer Caring Centres during 2007. No fees were paid.

Benny Higgins was a Non-executive Director of Sainsbury's Bank plc until 10 August 2007. No fees were paid.

Benny Higgins was a Non-executive Director of Visa Europe Limited until 13 August 2007 for which he received fees (which he retained) of Euro 5,000.

Dan Watkins was appointed a Non-executive Director of Sainsbury's Bank plc on 5 September 2007. No fees were paid.

Note 8:
The annual cash incentive for 2007 (excluding the additional incentive for Peter Cummings) may be applied, if a participant so chooses, to buy shares in March 2008 under the arrangements described in Section 7.4.

Note 9:
The biennial cash incentive for 2006-07 may be applied, if a participant so chooses, to buy shares in March 2008 under the arrangements described in Section 7.4.

Note 10:
Taxable benefits and allowances comprise the benefits in kind values of company cars, healthcare, additional life assurance, concessionary rate mortgages and, where relevant, a contribution towards the cost of providing distant accommodation away from the Executive Director's primary residential area, as well as the amounts referred to in Note 1.

Note 11:
The taxable benefits and allowances payment to Dennis Stevenson comprises a distant accommodation allowance of £20,000 p.a. due from May 2002 and paid during 2007.

Note 12:
The comparative figures for 2006 exclude the deferred share incentive for 2003, which was included in total remuneration in last year's report. Equivalent details for 2007 are set out in Section 10.3.2.

10.2 Pension benefits
Details of each Executive Director's pension and lump sum life assurance entitlement are as follows:

Table 2

	Normal retirement age	Pension as a % of final salary	Lump sum life assurance as a multiple of salary
Peter Cummings	60	55	4
Jo Dawson	60	16	4
Mike Ellis	n/a	0	4
Philip Gore-Randall	n/a	0	4
Phil Hodkinson	60	15	4
Andy Hornby	60	23	4
Colin Matthew	60	66	4
Dan Watkins	60	39	4

Notes to Table 2
Note 1:
Pension is generally based on retirement from service at normal retirement age (age 60) and is based on final salary. Pension and lump sum life assurance is provided from the HBOS Final Salary Pension Scheme (the 'Scheme') and otherwise from separate arrangements with the Group.

Note 2:
On death after retirement or after leaving service, a spouse's or dependant's pension may be payable. Children's benefits may also be payable.

Executive Directors who have five years' service as an Executive Director have a contractual right to retire at age 55 or above with a non-reduced pension and at age 50 or above (but below age 55) with a reduced pension.

Pension increases after retirement are a mixture of guaranteed and discretionary. Scheme provisions vary by individual; at best, the Scheme guarantees to increase pensions in line with the RPI, subject to a maximum of 5% p.a. and a minimum of 3% p.a. (no minimum for pensionable service after 31 March 2004). There is an established policy of reviewing pensions on a discretionary basis taking account of increases in the RPI. Allowance is made in transfer values on leaving in respect of the guaranteed and discretionary increases outlined above.

Note 3:
The pension entitlements of the Executive Directors included in the Scheme are set out in the table below:

Table 3

Name (Age)	Accrued pension at 31.12.07 £000 p.a.	Increase in accrued pension during 2007 £000 p.a.	Transfer value at 31.12.06 or, if later, date of appointment £000	Transfer value at 31.12.07 £000	Increase in transfer value less Director's contributions £000
Peter Cummings (52)	344	45 (34)	5,208	**5,970**	762 (588)
Jo Dawson (45)	89	22 (19)	897	**1,184**	282 (249)
Phil Hodkinson (49)	96	5 (1)	1,497	**1,578**	81 (24)
Andy Hornby (40)	220	36 (29)	2,019	**2,407**	388 (312)
Colin Matthew (57)	398	23 (9)	7,843	**7,799**	(44) ((168))
Dan Watkins (45)	162	21 (20)	1,801	**1,972**	171 (245)

Notes to Table 3
Note 1:
The accrued pension at 31 December 2007 is the pension which the Director would have been entitled to receive based on his/her completed pensionable service, had he/she left on 31 December 2007, payable from normal retirement age (age 60) and subject to revaluation increases between leaving and retirement.

Note 2:
The increase in accrued pension is the accrued pension at 31 December 2007 less the accrued pension at 31 December 2006. The amount shown in brackets is calculated on the basis of the disclosure methodology under the Listing Requirements of the UK Listing Authority.

Note 3:
The transfer values are based on the accrued pensions at 31 December 2006 and at 31 December 2007 and are calculated as at 31 December 2006 and 31 December 2007 respectively based on factors supplied by the actuaries, Watson Wyatt Limited. The transfer values are the notional lump sums which would have been paid to another pension scheme for the benefit of the Director had he/she left service at the respective dates. It is not possible for a transfer value to be paid directly to the Director personally. The amount shown in brackets is calculated on the basis of the disclosure methodology under the Listing Requirements of the UK Listing Authority.

Note 4:
The Director's contribution is the personal contribution required, if any, under the terms of the Scheme. Members of the Scheme have the option to pay additional voluntary contributions; neither the contributions nor the resulting benefits are included in the table.

Note 5:
For Dan Watkins (appointed 5 September 2007) the opening accrued pension and transfer value have been calculated at the relevant date of appointment.

Note 6:
For those members whose benefits were above the 'Lifetime Allowance' at 'A-day', there will be no further service accrual of benefits and no further Directors' contributions.

Where there is no further service accrual of pension, Executive Directors receive an annual non-pensionable cash allowance of 25% of salary, payable monthly, in lieu.

Note 7:
Philip Gore-Randall is not included in the Scheme and simply receives the cash allowance referred to in Note 6 above. Mike Ellis is in receipt of a pension from his earlier employment with the Group which is unaffected by, and independent of, his current employment. In respect of his current employment, he receives the cash allowance referred to in Note 6 above.

10.3 Share interests
The data in this Section covers all share interests of the Directors as at the end of the financial year.

10.3.1 Shares
The beneficial interests of the Directors and their immediate families in the ordinary shares of the Group are set out below:

Table 4

	Number of shares at 31.12.07	Number of shares at 31.12.06/ 01.01.07 or, if later, date of appointment
Chairman		
Dennis Stevenson	**406,892**	267,794
Executive Directors		
Peter Cummings	**131,407**	88,791
Jo Dawson	**106,654**	52,485
Mike Ellis	**350,545**	350,506
Philip Gore-Randall	**–**	–
Phil Hodkinson	**347,723**	263,094
Andy Hornby	**608,031**	535,379
Colin Matthew	**361,844**	356,930
Dan Watkins	**63,251**	62,802
Non-executive Directors		
Richard Cousins	**5,644**	2,144
Charles Dunstone	**100,000**	100,000
Sir Ron Garrick	**33,002**	23,980
Anthony Hobson	**7,500**	7,500
Karen Jones	**10,255**	10,000
John E Mack	**6,000**	–
Coline McConville	**10,910**	5,320
Kate Nealon	**12,879**	12,879

Report of the Board in relation to remuneration policy and practice continued

Notes to Table 4
Note 1:
Certain Executive Directors and former Executive Directors will or may receive further interests in the ordinary shares of the Group arising out of the short term incentive plans and the long term incentive plans as set out in Tables 5a, 5b, 6a, 6b, 7, 8 and 9.

Note 2:
As at 26 February 2008, the date of approval of this Annual Report and Accounts, no Director had any interest in the preference shares of the Group or in the loan or share capital of any Group undertaking at the beginning or during or at the end of the financial year. No options to subscribe for shares in other Group companies are granted to Directors of the Group.

Note 3:
There has been no change in the share interests as set out in the table between the end of the financial year and 26 February 2008, the date of approval of this Annual Report and Accounts, other than as set out in Note 3 to Table 8.

10.3.2 Short Term Incentive Plan – HBOS Executive Directors
All Executive Directors, excluding Philip Gore-Randall, who did not join the Group until 2007, have conditional entitlements to shares arising from sharekicker. Where the annual incentive for 2003 and/or 2004 and/or 2005 was taken in shares and these shares are retained in trust for three years, additional shares may also be transferred to the Directors. Details of these shares are set out in Table 5a.

All Executive Directors, excluding Mike Ellis and Philip Gore-Randall, who did not join the Group until 2007, have performance contingent entitlements to shares arising from the EPS performance based long term incentive arrangements outlined in Section 7.4 of this report. Where the annual incentive for 2006 was taken in shares and these shares are retained in trust for three years, additional performance shares may also be transferred to the Directors. Details of these shares are set out in Table 5a.

All Executive Directors, excluding Mike Ellis and Philip Gore-Randall, who did not join the Group until 2007, had the option to switch share awards effective from March 2005 and March 2006 from the sharekicker arrangements (described in the first paragraph above) to the EPS performance-based long term incentive arrangements (described in the second paragraph above). All relevant Executive Directors chose to do so.

The basic and additional shares shown in Table 5a which vested in 2007, and have been retained, are also included in Table 4.

Table 5a

	Award effective from	At 31.12.06/01.01.07 Basic shares	At 31.12.06/01.01.07 Additional shares	Added in year Basic shares	Added in year Additional shares	Released in year	At 31.12.07 Basic shares	At 31.12.07 Additional shares
Peter Cummings	Mar 04	3,807	1,903			5,710		
	Mar 05	10,808	7,205				10,808	7,205
	Mar 06	15,153	12,626				15,153	12,626
	Mar 07			8,366	8,366		8,366	8,366
		29,768	21,734				**34,327**	**28,197**
Jo Dawson	Mar 04	11,280	5,640			16,920		
	Mar 05	14,648	9,765				14,648	9,765
	Mar 06	14,232	11,859				14,232	11,859
	Mar 07			17,672	17,672		17,672	17,672
		40,160	27,264				**46,552**	**39,296**
Mike Ellis	Mar 04	17,315	8,657			25,972		
	Mar 05	34,069	17,034				34,069	17,034
		51,384	25,691				**34,069**	**17,034**
Phil Hodkinson	Mar 04	12,826	6,413			19,239		
	Mar 05	20,511	13,674				20,511	13,674
	Mar 06	23,052	19,209				23,052	19,209
	Mar 07			23,887	23,887		23,887	23,887
		56,389	39,296				**67,450**	**56,770**
Andy Hornby	Mar 04	18,437	9,218			27,655		
	Mar 05	28,436	21,327				28,436	21,327
	Apr 05	141,826	70,913				141,826	70,913
	Mar 06	27,462	27,462				27,462	27,462
	Mar 07			33,791	42,238		33,791	42,238
		216,161	128,920				**231,515**	**161,940**
Colin Matthew	Mar 04	12,505	6,252			18,757		
	Mar 05	20,511	13,674				20,511	13,674
	Mar 06	22,050	18,374				22,050	18,374
	Mar 07			22,333	22,333		22,333	22,333
		55,066	38,300				**64,894**	**54,381**
Dan Watkins	Mar 04	4,994	2,497			7,491		
	Mar 05	3,744	2,496				3,744	2,496
	Mar 06	7,094	5,911				7,094	5,911
	Mar 07			13,530	13,530		13,530	13,530
		15,832	10,904				**24,368**	**21,937**

Report of the Board in relation to remuneration policy and practice continued

Notes to Table 5a

Note 1:

Shares under these plans were awarded using an average market price around the date of award, as follows:

Plan	Share award price £
Mar 04 – Mar 07	7.36
Mar 05 – Mar 08	8.19
Apr 05 – Apr 08	8.32
Mar 06 – Mar 09	9.86
Mar 07 – Mar 10	10.58

Note 2:

Shares will be released after three years, subject to the basic shares still being held and to the participant still being in the Group's employment at that time or being a qualifying leaver.

For awards effective from March 2005 and/or March 2006, where the additional shares are partially contingent on EPS performance as outlined in last year's report, the 'on target' additional share award is shown in the table.

For awards effective from March 2007, where the additional shares are wholly contingent on EPS performance, the 'on target' additional share award is shown in the table.

Note 3:

The performance period for the March 2005 award ended on 31 December 2007. HBOS's EPS growth, in excess of the RPI, over the relevant performance period, was equivalent to 5.71% p.a., so an additional share award of 65.06% (72.99% in the case of the Chief Executive) of the basic award will be released to award recipients in March 2008.

Note 4:

Because the basic shares are the participant's entitlements, they are shown net of original income tax and National Insurance liability. The additional incentive shares are shown in a like manner although, in practice, the number of additional shares is grossed-up to take into account the associated income tax and National Insurance payable by the participant. Those released in 2007 represented the basic shares purchased by the Director's own annual cash incentive in March 2004 plus the net number of additional shares arising as a result of sharekicker. The closing market price of the Group's ordinary shares on the date of release was £10.81.

Note 5:

Certain former Executive Directors also have entitlements to shares arising from this plan. These remain subject to the same plan rules as apply to existing Executive Directors and the Notes apply in like manner, except when a Director leaves prior to the EPS performance period commencing, in which case the additional shares awarded will be restricted to 50%. Details of these shares are set out below.

Table 5b

			At 31.12.06/01.01.07		Added in year			At 31.12.07	
	Left	Award effective from	Basic shares	Additional shares	Basic shares	Additional shares	Released in year	Basic shares	Additional shares
Gordon McQueen	31.12.03	Mar 04	17,128	8,564			25,692		
			17,128	8,564					
George Mitchell	31.12.05	Mar 04	17,315	8,657			25,972		
		Mar 05	26,338	13,169				26,338	13,169
		Mar 06	27,375	13,687				27,375	13,687
			71,028	35,513				**53,713**	**26,856**
Sir James Crosby	31.07.06	Mar 04	24,850	12,425			37,275		
		Mar 05	38,458	19,229				38,458	19,229
		Mar 06	35,079	17,539				35,079	17,539
		Mar 07			26,354	13,177		26,354	13,177
			98,387	49,193				**99,891**	**49,945**
Benny Higgins	10.08.07	Mar 07			24,275	24,275		24,275	24,275
								24,275	**24,275**

10.3.3 Long Term Incentive Plan and Special Long Term Bonus Plan – HBOS Executive Directors and Chairman

Details of the shares which have been conditionally awarded to Executive Directors and the Chairman under the plans are set out below. The performance conditions relating to these conditional awards are set out in the notes overleaf.

Table 6a

	Grant effective from	At 31.12.06/ 01.01.07	Granted (G) or Lapsed (L) in year	Added as a result of superior performance	Dividend reinvestment shares	Vested in year	At 31.12.07
Peter Cummings	Jan 03	18,750					18,750
	Jan 04	27,894		4,260	4,069	36,223	
	Jan 05	23,809					23,809
	Jan 06	51,203					51,203
	Jan 07		67,855 (G)				67,855
		121,656					**161,617**
Jo Dawson	Jan 04	25,569		3,905	3,730	33,204	
	Jan 05	27,380					27,380
	Jan 06	39,285					39,285
	Jan 07		59,522 (G)				59,522
		92,234					**126,187**
Mike Ellis	Jan 04	75,313		11,503	10,987	97,803	
	Jan 07		20,114 (G)				20,114
		75,313					**20,114**
Philip Gore-Randall	Jan 07		18,718 (G)				18,718
							18,718
Phil Hodkinson	Jan 04	55,788		8,521	8,139	72,448	
	Jan 05	52,380					52,380
	Jan 06	58,883					58,883
	Jan 07		73,212 (G)				73,212
		167,051					**184,475**
Andy Hornby	Jan 04	80,195		12,249	11,700	104,144	
	Jan 05	72,619					72,619
	Jan 06	70,148					70,148
	Jan 07		103,568 (G)				103,568
		222,962					**246,335**
Colin Matthew	Jan 04	54,393		8,308	7,935	70,636	
	Jan 05	52,380					52,380
	Jan 06	56,323					56,323
	Jan 07		68,450 (G)				68,450
		163,096					**177,153**
Dennis Stevenson	Jan 04	73,221		10,480	12,106	95,807	
	Jan 05	65,476					65,476
	Jan 06	58,883					58,883
	Jan 07		60,714 (G)				60,714
		197,580					**185,073**
Dan Watkins	Jan 04	15,275		2,333	2,228	19,836	
	Jan 05	21,428					21,428
	Jan 06	18,433					18,433
	Jan 07		41,163 (G)				41,163
		55,136					**81,024**

Report of the Board in relation to remuneration policy and practice continued

Notes to Table 6a

Note 1:

Shares under these plans were granted using the average market price in the last ten business days of the previous year, as follows:

Plan and performance period	Share grant price £
Jan 03 – Dec 05/07	6.40
Jan 04 – Dec 06	7.17
Jan 05 – Dec 07	8.40
Jan 06 – Dec 08	9.765
Jan 07 – Dec 09	11.20

Note 2:

Certain former Executive Directors retain interests under the plan. These remain subject to the same plan rules as apply to existing Executive Directors and the Notes apply in like manner. Details of these interests are set out below.

Table 6b

	Left	Grant effective from	At 31.12.06/ 01.01.07	Granted (G) or Lapsed (L) in year	Added as a result of superior performance	Dividend reinvestment shares	Vested in year	At 31.12.07
George Mitchell	31.12.05	Jan 04	75,313		11,503	10,987	97,803	
		Jan 05	67,261					67,261
			142,574					**67,261**
Sir James Crosby	31.07.06	Jan 04	108,089		16,510	15,769	140,368	
		Jan 05	98,214					98,214
			206,303					**98,214**
Benny Higgins	10.08.07	Jan 06	128,008					128,008
		May 06	30,425					30,425
		Jan 07		74,402 (G)				74,402
			158,433					**232,835**

Note 3:

The grants awarded in 2006 to Benny Higgins were awarded on terms set out in last year's report. The 30,425 shares awarded in May 2006 were released to him on 8 January 2008 under the terms of his leaving arrangements. The closing market price of the Group's ordinary shares on the date of release was £6.97.

Note 4:

Awards are not pensionable.

Note 5:

The performance period for the January 2004 grant ended on 31 December 2006. HBOS's TSR over the performance period exceeded the weighted average of the comparator group by 3.40% p.a. so 113.33% of share grants were released to grant recipients. The shares granted in January 2004 vested on 28 February 2007. The closing market price of the Group's ordinary shares on that date was £10.81. In addition, dividend reinvestment shares have been released to grant recipients as set out in the table and as provided for under the rules of the plans. The dividend reinvestment shares are the additional shares which would have accrued on the overall share grants actually released had dividends due during the performance period been reinvested in shares.

Note 6:
As explained in last year's report, for the 2003 grants, all participants could choose to take any shares released after three years based on the three year performance outcome or could continue to participate in the plan for a further two years and take shares at that point based on the better of the three year and the five year performance outcomes. This design feature sought to motivate participants continually to sustain strong performance or to improve lesser performance for their benefit and the benefit of shareholders. This feature does not apply for the 2004 grants and does not apply for any grants in subsequent years, to reflect the preference on 'retesting' expressed by most major institutional investors. With the exception of Peter Cummings, all Executive Directors chose to take their 2003 grants in 2006 based on the three year performance outcome.

Note 7:
In the case of the Chairman, it is not possible to include him in the standard Long Term Incentive Plan. Nor is it possible to include him in such an arrangement where the grant is denominated in shares. He is therefore included as the sole participant in the Special Long Term Bonus Plan where the grants are awards of notional shares. He will become entitled to the cash value of any notional shares on vesting but has agreed that this value will, subject to any withholdings for income tax or National Insurance, be applied in acquiring HBOS shares on his behalf.

Note 8:
The number of shares to be released to participants is dependent on the Group's annualised TSR over a three year period, compared to the annualised weighted average TSR of a basket of comparator companies over an equivalent period. For the grant effective from January 2003, a five year period could also apply. This basket of companies comprises:

- for the January 2003 and 2004 grants: Abbey National, Aviva, Barclays, Legal & General, Lloyds TSB, Prudential, Royal & Sun Alliance and Royal Bank of Scotland, but with Abbey National replaced by Alliance & Leicester, Bradford & Bingley and Northern Rock with effect from 1 July 2004. The Committee decided to remove Abbey National from the comparator group, in respect of the January 2003 and 2004 grants, effective from the end of June 2004 (immediately before bid activity started); and replace it with Alliance & Leicester, Bradford & Bingley and Northern Rock effective from the start of July 2004;
- for the January 2005 and subsequent grants: Alliance & Leicester, Aviva, Barclays, Bradford & Bingley, Legal & General, Lloyds TSB, Northern Rock, Prudential, Royal & Sun Alliance and Royal Bank of Scotland. The weighting of this basket was amended with effect from January 2007 as set out in Section 7.4.

Shares have been or will be released as follows:

Group's relative TSR performance	Amount released as a % of share grant
0% p.a. (or below)	0
+3% p.a.	100*
+6% p.a. (or above)	200

Intermediate positions are determined by interpolation.

* Shown as granted in Tables 6a and 6b.

Note 9:
The performance period for the January 2005 grant ended on 31 December 2007. HBOS's TSR over the performance period fell short of the weighted average of the comparator group by 2.63% p.a., so no share grants will be released to grant recipients in March 2008.

The performance period for the January 2006 grant does not end until 31 December 2008. So far, HBOS's TSR over the two year elapsed period falls short of the weighted average of the comparator group by 12.99%.

The performance period for the January 2007 grant does not end until 31 December 2009. So far, HBOS's TSR over the one year elapsed period falls short of the weighted average of the comparator group by 8.76%.

Chart 1

Performance of HBOS for January 2005 awards



50%
40%
30%
20%
10%
0%
-10%
Cumulative movement in TSR over performance period
31 Dec 04
31 Dec 05
31 Dec 06
31 Dec 07
Equivalent to 8%

This chart shows the Total Shareholder Return (TSR) performance of HBOS against the weighted average TSR of its comparator group over the 3-year performance period of the January 2005 award.

— HBOS - - - Weighted average of comparator group

Source: Datastream

Report of the Board in relation to remuneration policy and practice continued

Note 10:
The additional deferred incentive payable to Peter Cummings to recognise and respond to market practice in his divisional specialism as outlined earlier in this report, was £1,320,000. The award will vest shortly after 31 December 2010 and will be payable to him in shares, which will be purchased at the prevailing market price at that time.

10.3.4 Long Term Incentive Plan – Share Options
HBOS Executive Directors are not awarded executive share options.

The share options under the Bank of Scotland plans are exercisable in accordance with the rules of the plans, all performance targets having been satisfied, as set out in last year's report.

No further share options have been or can be granted under these plans.

Details of the options outstanding under the plans in respect of Executive Directors are set out below:

Note 3:
Jo Dawson and Dan Watkins have share options under the HBOS all-employee plan which were granted before they were appointed Executive Directors or to Level 9 or Level 8. Jo Dawson has options over 3,727 shares granted effective from April 2002 at an option price of £7.512. These are exercisable between 1 January 2008 and 14 April 2008. Dan Watkins has options over 5,192 shares granted effective from March 2004 at an option price of £7.125. These are exercisable between 1 January 2008 and 15 March 2010. There are no performance conditions.

Table 7

	Option effective from	At 31.12.06/ 01.01.07	Granted (G), Exercised (E) or Lapsed (L) in year	At 31.12.07	Share option price £
Colin Matthew	Oct 97	28,000	28,000 (E)		5.3533
	Oct 98	5,223	5,223 (E)		5.7433
	Oct 98	29,777	29,777 (E)		5.8350
	May 00	40,000	40,000 (E)		5.5150
	Oct 00	40,000	40,000 (E)		6.1000
		143,000			

Notes to Table 7
Note 1:
On 28 March 2007, Colin Matthew exercised options over 28,000 shares granted effective from October 1997 and 35,000 shares granted effective from October 1998; and on 29 May 2007, exercised 40,000 shares granted effective from May 2000 and 40,000 shares granted effective from October 2000. The closing market price of the Group's ordinary shares on these dates of exercise were £10.46 and £10.68, respectively. The aggregate gain on exercise was £695,141.

Note 2:
Details of the market price of the Group's ordinary shares during 2007 are given in Section 10.3.8.

10.3.5 Sharesave Plan
The sharesave plan is available to all UK based Group colleagues.

The plan allows colleagues to save a fixed amount of money on a monthly basis. At the end of a pre-determined period of three, five or seven years, colleagues have the right, if they so choose, to use the funds accumulated to purchase shares in the Group at a fixed price, based on a market price or an average market price determined around the invitation date and discounted by up to 20%. There are no performance conditions.

Certain Executive Directors have taken up membership of the plan and the projected numbers of shares which they would be entitled to purchase at the end of the relevant pre-determined periods are set out below:

Table 8

	Option effective from	At 31.12.06/ 01.01.07	Granted (G), Exercised (E) or Lapsed (L) in year	At 31.12.07	Exercisable
Peter Cummings	Oct 01	600	600 (E)		
	Sep 02	549		549	Jan 08 - Jun 08
	Sep 04	452		452	Jan 08 - Jun 08
	Sep 05	791		791	Jan 11 - Jun 11
	Sep 06	238		238	Jan 10 - Jun 10
		2,630		**2,030**	
Jo Dawson	Sep 03	1,607	1,607 (E)		
	Sep 06	2,065		2,065	Jan 12 - Jun 12
		3,672		**2,065**	
Phil Hodkinson	Sep 02	2,970		2,970	Jan 10 - Jun 10
		2,970		**2,970**	
Andy Hornby	Sep 03	1,607	1,607 (E)		
	Sep 06	2,216		2,216	Jan 14 - Jun 14
		3,823		**2,216**	
Dan Watkins	Sep 03	642	642 (L)		
	Sep 04	1,044		1,044	Jan 08 - Jun 08
	Sep 06	826		826	Jan 12 - Jun 12
		2,512		**1,870**	

Notes to Table 8

Note 1:

Options under these plans were granted using market prices around the dates of the invitations, discounted by 20%, as follows:

Effective date of grant	Share option price £
Oct 01	5.62
Sep 02	5.975
Sep 03	5.74
Sep 04	5.443
Sep 05	6.912
Sep 06	7.928

Note 2:

On 5 January 2007, Andy Hornby exercised options over 1,607 shares granted effective from September 2003. The closing market price of the Group's ordinary shares on the date of exercise was £11.42. The aggregate gain on exercise was £9,128.

Note 3:

On 5 January 2007, Peter Cummings exercised options over 600 shares granted effective from October 2001 and on 12 January 2008 exercised options over 549 shares granted effective from September 2002 and 452 shares granted effective from September 2004. The closing market price of the Group's ordinary shares on these dates of exercise were £11.42 and £6.62, respectively. The aggregate gain on exercise was £4,366.

Note 4:

On 6 April 2007, Jo Dawson exercised options over 1,607 shares granted effective from September 2003. The closing market price of the Group's ordinary shares on the date of exercise was £10.50. The aggregate gain on exercise was £7,649.

Note 5:

Benny Higgins, who left on 31 December 2007, retains the right to exercise 2,065 share options which were granted in September 2006. The share options will remain exercisable until June 2008, after which they will lapse.

Note 6:

Details of the market price of the Group's ordinary shares during 2007 are given in Section 10.3.8.

Report of the Board in relation to remuneration policy and practice continued

10.3.6 Free Share Plan

Table 9

	Award effective from	At 31.12.06/ 01.01.07	Awarded (A), Released (R) or Forfeit (F) in year	Dividend reinvestment shares acquired in year	At 31.12.07	Releasable
Peter Cummings	Aug 05	347		15	362	Aug 08
	Aug 06	311		14	325	Aug 09
	Aug 07		317 (A)	5	322	Aug 10
		658			**1,009**	
Jo Dawson	Aug 05	347		15	362	Aug 08
	Aug 06	311		14	325	Aug 09
	Aug 07		317 (A)	5	322	Aug 10
		658			**1,009**	
Phil Hodkinson	Aug 05	347		15	362	Aug 08
	Aug 06	311		14	325	Aug 09
	Aug 07		317 (A)	5	322	Aug 10
		658			**1,009**	
Andy Hornby	Aug 05	347		15	362	Aug 08
	Aug 06	311		14	325	Aug 09
	Aug 07		317 (A)	5	322	Aug 10
		658			**1,009**	
Colin Matthew	Aug 05	347		15	362	Aug 08
	Aug 06	311		14	325	Aug 09
	Aug 07		317 (A)	5	322	Aug 10
		658			**1,009**	
Dan Watkins	Aug 05	347		15	362	Aug 08
	Aug 06	311		14	325	Aug 09
	Aug 07		317 (A)	5	322	Aug 10
		658			**1,009**	

The free share plan is available to most Group colleagues.

The plan awards colleagues free shares, usually on an annual basis. At the end of three years, shares are transferable to colleagues, subject to the participant still being in the Group's employment at that time or earlier if they are a qualifying leaver. Shares must be held in trust for five years to qualify for full tax and National Insurance benefits. There are no performance conditions.

All Executive Directors with the exception of Mike Ellis and Philip Gore-Randall, who were appointed after the qualifying date, have taken up membership of the plan and the projected number of shares which they would be entitled to at the end of the relevant period is set out above.

Notes to Table 9
Note 1:
Shares were awarded at £9.10, £9.74 and £9.45 in August 2005, August 2006, and August 2007 respectively, the middle market prices of the Group's ordinary shares on the days immediately preceding the dates of the awards.

Note 2:
Participants in this plan have an interest in dividends on the free shares (in the form of dividend shares) as and when they become due. Dividends were paid on 14 May 2007 and 8 October 2007 and were reinvested in shares. The closing market prices of the Group's ordinary shares on these dates were £10.77 and £9.56 respectively. Dividend reinvestment shares are required to be held for three years from the dates of payment.

Note 3:
On 8 February 2008, 648 shares were released from the trust on behalf of Benny Higgins who left on 31 December 2007. The closing market price of the Group's ordinary shares on that date was £6.58. He has no remaining shares under the plan.

Note 4:
Details of the market price of the Group's ordinary shares during 2007 are given in Section 10.3.8.

10.3.7 Interest in shares under Trusts

Certain Executive Directors, together with certain other colleagues, are deemed to have or have had an interest or a potential interest as potential discretionary beneficiaries under:

- the Group's Employee Share Ownership Trusts. As such, they were each treated as at 31 December 2007 as being interested in the 9,701,897 ordinary shares (31 December 2006 – 5,405,010 ordinary shares) held by the trustees of these Trusts. The shares held in the Trusts will be used to satisfy share awards under short term and long term incentive plans. The relevant Executive Directors' specific individual interests are shown in Tables 5a, 5b, 6a and 6b;
- the Group's Qualifying Employee Share Ownership Trust. As such, they were each treated as at 31 December 2007 as being interested in the 88,301 ordinary shares (31 December 2006 – 1,697,350 ordinary shares) held by the trustee of this Trust. The shares held in the Trust will be used to satisfy entitlements of colleagues arising on the exercise of options under the Sharesave Plan. The relevant Executive Directors' specific individual interests are shown in Table 8; and
- the Group's Share Incentive Plan Trust. As such, they were each treated as at 31 December 2007 as being interested in the 20,087,238 ordinary shares (31 December 2006 – 12,964,303) held by the trustees of this Trust. The shares held in the Trust will be used to satisfy share awards under the Free Share and Sharebuy Plans. The relevant Executive Directors' specific individual interests in Free Shares are shown in Table 9 and in respect of Sharebuy are included in Table 4.

In cases where the beneficiaries of the Group's Employee Share Ownership Trusts do not have the right to direct the trustees how to vote on shares held in the Trusts, the trustees may vote in a way they see fit.

All of the Group's share plans empower new issue shares to be allotted to satisfy share requirements. The Group's past practice has generally been to purchase shares in the market in relation to the plans described in Sections 10.3.2 and 10.3.3 and to issue new shares in relation to the plans described in Sections 10.3.4, 10.3.5 and 10.3.6 and the Group's all-employee share option plan. This practice was reviewed in 2007, and as a consequence, purchased shares were also used to satisfy awards in relation to the plan described in Section 10.3.5, under the Sharebuy plan and the Group's all-employee share option plan. The method by which share plan requirements are satisfied will again be reviewed in 2008 and any changes to the 2007 practice will be set out in next year's report.

10.3.8 General

The closing market price of the Group's ordinary shares at 31 December 2007 was £7.35.

The closing market price of the Group's ordinary shares at 31 December 2006 was £11.32.

The range during the year was £7.13 to £11.67.

Other than as set out in this report, there has been no change in the Directors' interests in shares or options granted by the Group between the end of the financial year and 26 February 2008, the date of approval of this Annual Report and Accounts.

10.3.9 Statutory performance graph

The following graph illustrates the Group's TSR performance compared to that of a "broad equity market index" over 2003-2007. As HBOS has been a constituent of the FTSE 100 since inception and as performance against sector companies is illustrated in Chart 1, the Group believes that the FTSE 100 is a suitable comparator index to use for the purposes of this graph to satisfy regulatory requirements.

Total shareholder return



220
200
180
160
140
120
100
80
Value (£)
31 Dec 02
31 Dec 03
31 Dec 04
31 Dec 05
31 Dec 06
31 Dec 07
HBOS
FTSE 100 index

This chart shows the value of £100 invested in HBOS on 31 December 2002 compared with the value of £100 invested in the FTSE 100 Index from the same date. To produce a "fair value", each point is a 30-day average of the return index.

Source: Datastream

Signed on behalf of the Board of Directors
Karen Jones
Chair, Remuneration Committee
26 February 2008

Report of the Board in relation to remuneration policy and practice continued

Appendix
Remuneration in HBOS generally

Principal features
This section outlines the structure of remuneration in HBOS for the vast majority of colleagues. Each role in HBOS is positioned in one of ten categories, Levels 1-9 and the Executive Directors. The level of a role is determined by the knowledge required to do it, the challenge of delivering the required job outputs and the accountability which the role carries. The level then, in broad terms, determines the salary range which can apply for the role; the short term incentive and long term incentive structures; and the range of benefit and product offerings available.

Details of the remuneration arrangements which apply to those in Levels 8 and 9 and Executive Directors are given in the main body of the report.

The table below sets out the number of colleagues and full-time equivalents ('FTE') in other levels and the typical inter-quartile full-time equivalent salary range applying to colleagues in each such level. Different ranges apply to different groups of colleagues depending on role specialism and geographic location.

Level	Number of colleagues	Number of FTE colleagues	FTE salary range (£000)
1	35,000	30,500	13.5-17
2	15,500	15,000	20-24.75
3	13,000	12,500	27.75-35.5
4	6,750	6,500	38.5-49.25
5	3,000	2,750	54.25-74
6	800	800	74.5-108.5
7	175	175	125-165

This data includes international colleagues but excludes joint venture company colleagues.

Remuneration is, for all colleagues, generally made up of **four elements, namely salary, short term incentive schemes, long term incentive schemes and benefits.** HBOS adopts a **"total reward"** approach so that colleagues appreciate the totality, the flexibility and the performance drivers of their reward package.

Salary
HBOS salary policy is to manage salaries in aggregate, by Level, around (and generally in practice up to) the appropriate market median. Whilst finance sector generic medians establish baseline positions, businesses benchmark according to role specialism and to geographic location. The alignment of practice with policy is one we aspire to deliver by matching average salaries with the market median position, whilst managing actual salaries to reflect personal skills, experience, performance and business vulnerability.

Short Term Schemes
HBOS has short term incentives which are annual, operating plan aligned, generally team based and built around line of sight issues. Participants know that these incentives give a real chance of a zero outcome and, equally, a real chance of a maximum outcome which, in cash terms, may be equivalent to 20% of salary or more.

The cash incentive levels for 2008 are generally as follows:

	Incentive as % of salary		
Level	Minimum	Target	Maximum
1-4	0	10-12	20-30
5	0	17.5	35
6	0	35	70
7	0	45	67.5

Long Term Schemes
Almost every colleague in HBOS enjoys four (for Level 7, five) long term incentive propositions, each share-based.

Firstly, sharekicker. Colleagues in Levels 1–6 who choose to buy shares with their net cash STI get 50% more shares after three years provided they remain in the service of the Group or rank as a qualifying leaver. For colleagues in Level 7, their sharekicker opportunity is performance based, and hence "at risk", and determined by EPS performance, resulting in between 0% and 200% more shares as described in Section 7.4.

Secondly, sharesave. Colleagues who choose to save up to £3,000 p.a., by monthly instalments, are given the option, at the end of three, five or seven years, to buy shares based on the share price around the invitation date, discounted by up to 20%.

Thirdly, share options/free shares. In 2002, 2003 and 2004, colleagues were given share options over 20% of salary; and these can be crystallised after a minimum of three and a maximum of six years. In 2005, 2006 and 2007, colleagues were given free shares based on 5% of salary (maximum £3,000 p.a.); and these will crystallise after a minimum of three years.

Fourthly, sharebuy. From 2007, colleagues who choose to buy shares from pre-tax salary can do so, utilising up to £1,500 p.a. or 10% of basic salary, whichever is the lesser. If the shares are retained in trust for five years or more, they can be removed tax free.

Finally, share grants. Colleagues in Level 7 were given annual share grants over 33.33% of salary in each of the years 2002 to 2007. The same arrangements will apply in 2008. The level of grant released is conditional on relative TSR performance against a weighted finance sector basket, over a three year period with no grant released for performance which matches (or is worse than) the average and with twice the grant released for out-performance of 3% p.a. or more (intermediate positions being determined by interpolation), as described in Section 7.4.

Benefits

Our key benefits are pensions, paid leave, company cars, healthcare, mortgage arrangements and preferential terms for some Group products. We increasingly seek to package them as an overall flexible benefits proposition and a comprehensive product offering.

Some existing colleagues have defined benefit pension arrangements. Some existing colleagues have, and all new colleagues are eligible for, defined contribution pension arrangements. Both include death and ill health benefits.

In April 2006 service related pension accrual under final salary pension arrangements ceased for those whose pension interest then exceeded the 'Lifetime Allowance' of £1.5m. In broad terms, this is equivalent to a maximum pension of £75,000 p.a., or such higher amount as had accrued by April 2006. Similar cessations applied under money purchase pension arrangements. Affected colleagues receive an annual non-pensionable cash allowance, payable monthly, in lieu of such service related pension accrual or money purchase pension contributions. This cash allowance will not count as salary for the purposes of the incentive schemes.

Similar cessations took place in April 2007 and will take effect in April 2008 (and in each subsequent April) as more colleagues' pension interests exceed the 'Lifetime Allowance' applicable at that time.

Directors' Report

The Directors have pleasure in presenting the Annual Report and Accounts to the members of HBOS plc in respect of the Group for the year ended 31 December 2007.

Principal Activities
HBOS plc is the holding company of the HBOS Group. The principal activities of the Group are the provision of banking and other financial services in the UK and overseas. A list of the main subsidiary undertakings, and the nature of each company's business, is given in Note 18 to the Financial Statements on page 183.

HBOS Group Reorganisation Act 2006
On 17 September 2007, the Group's four banking subsidiaries in the UK were consolidated into a single legal entity holding a single banking licence. On that date, the Governor and Company of the Bank of Scotland registered as a public limited company in the name of Bank of Scotland plc and succeeded to the business, assets and liabilities of Halifax plc, Capital Bank plc and HBOS Treasury Services plc. These changes, which were authorised by the HBOS Group Reorganisation Act 2006, did not have any direct impact on HBOS plc.

Business Review
The Companies Act 1985 requires the Directors' Report to include a Business Review of the HBOS Group giving a fair review of the business of the Group and a description of the principal risks and uncertainties facing the Group.

The Group's development and performance during the year, position at the year end and likely future prospects are reviewed by the Chief Executive on pages 8 to 13 and in the Divisional Reviews on pages 15 to 68. Financial aspects are covered in the Group Finance Director's Report on pages 69 to 84, followed by the Risk Management report on pages 85 to 104 and Corporate Responsibility on pages 105 to 110. The information in each of these sections, which fulfils the requirements of the Business Review, is incorporated into this Directors' Report by reference.

The Corporate Responsibility report, on pages 105 to 110, sets out the approach of the Group to key stakeholders. In discharging their duties, the Directors have regard to the interests of these stakeholders as well as to any other factors likely to impact on the success of the Company. Consideration of these matters is fully integrated within the Board's decision-making processes.

The Group spends approximately £2bn per annum with external suppliers (excluding rents and rates). HBOS recognises the importance of suppliers as stakeholders in its business and the importance of ensuring that it builds effective, competitive relationships that add value for its customers and shareholders. A dedicated Procurement function operates within the Group and provides oversight to the management of these key relationships, setting policy and ensuring that appropriate risk management processes are put in place in respect of contracts above certain financial thresholds.

The Annual Report and Accounts, including this Directors' Report, have been prepared solely for the Company's members as a body. To the extent permitted by law, the Company, its Directors, employees, agents and advisers disclaim liability to any other persons in respect of information contained in the Annual Report and Accounts. By their nature, statements containing risks and uncertainties facing the Group, and any other forward-looking statements, involve uncertainty, since future events and circumstances can cause results and developments to differ materially from those anticipated. The forward-looking statements reflect the knowledge and information available at the date of preparation of the Annual Report and Accounts and the Company undertakes no obligation to update these forward-looking statements. Nothing in the Annual Report and Accounts shall be construed as a profit forecast.

Results and Dividends
The Group profit attributable to shareholders for the year ended 31 December 2007, as shown in the Consolidated Income Statement, was £4,045m (2006 £3,879m). An interim dividend of 16.6 pence per ordinary share was paid on 8 October 2007. The Directors propose a final dividend of 32.3 pence per ordinary share to be paid on 12 May 2008 to shareholders on the register on 14 March 2008, subject to approval at the 2008 Annual General Meeting ('AGM').

Going Concern
The Directors are satisfied that the Group has adequate resources to continue in business for the foreseeable future and consequently the going concern basis continues to be appropriate in preparing the accounts.

Directors

Details of the Group's corporate governance practices are set out in the Corporate Governance report on pages 114 to 121.

Biographies of the current Directors are given on pages 112 and 113 and the appointments made during the year are summarised below.

Directors appointed during 2007

Director	Date of appointment
Richard Cousins	1 March 2007
John E Mack	1 May 2007
Dan Watkins	5 September 2007
Philip Gore-Randall	15 September 2007
Mike Ellis	25 September 2007

Sir Brian Ivory and David Shearer stood down from the Board at the AGM on 25 April 2007; Benny Higgins stood down on 10 August 2007 and Phil Hodkinson stood down on 31 December 2007.

Richard Cousins was elected at the 2007 AGM; the remaining four new Directors will retire at the 2008 AGM and offer themselves for election. Dennis Stevenson, Karen Jones and Colin Matthew will retire by rotation and resolutions for their re-election will be proposed at the 2008 AGM. Having completed two three-year terms as a Non-executive Director of HBOS, Charles Dunstone will retire at the forthcoming AGM and will not offer himself for re-election.

The Chairman has endorsed the effectiveness and commitment of all Directors standing for election or re-election at the AGM, and the Senior Independent Director has given a similar endorsement in respect of the Chairman's re-election.

Particulars of the Directors' remuneration, interests in shares and share options of the Company and service contracts are given in the Report of the Board in relation to remuneration policy and practice on pages 122 to 145.

The powers of the Directors, along with provisions relating to their appointment and replacement, are set out in the Articles of Association and governed by UK company law. Any alteration to the Articles of Association must be approved by shareholders. The specific authorities delegated to Executive Directors are set out in the Board Control Manual, which is described more fully in the Corporate Governance report.

The Company provides directors' and officers' liability insurance, giving appropriate cover for legal action brought against its Directors, and has also agreed to indemnify Directors in circumstances where they are not considered to be culpable. The indemnity, which is a qualifying third party indemnity provision for the purpose of the Companies Act, is for the benefit of all of the Company's current Directors.

Employees

Information on the Group's colleague strategy is contained within the Corporate Responsibility report on pages 105 to 110.

The Group's Total Reward strategy aligns colleagues' reward with personal, divisional and Group performance. Colleagues are encouraged to share in the success of the Company through participation in its award-winning share plans. Further details of these plans are set out on page 125 of the Report of the Board in relation to remuneration policy and practice, and in Note 37 to the Financial Statements on page 208. Voting rights attaching to shares held in trust under the terms of the share plans can, in general, be exercised by employees.

HBOS adopts a multi-media approach when communicating with its colleagues throughout the Group. This principally involves e-mail, electronic and printed magazines, intranets, business television and face-to-face communication.

A Group-wide electronic magazine, entitled HBOS Today, is used to update colleagues on key business news. It is issued as required (rather than on a set publishing cycle). In 2007, 41 issues were published.

Each day several topical news stories are placed on the Company's intranet site typically linked to other pages or sites for further information. Television programmes are used, for example, to announce the Group's annual and half-year results to colleagues.

As well as Group-wide communication, colleagues also receive specific communications tailored at divisional level and are kept informed of matters which concern them as employees. Colleagues can access HBOS HR policies and joint agreements with the recognised trade unions via the internal intranet site.

The views of HBOS colleagues are sought on a regular basis, most notably through an annual opinion survey conducted by MORI and through regular consultation with the recognised trade unions, ACCORD and Unite, with whom the Company has entered into a partnership agreement. The Company continues to support colleagues' rights to join trade unions. Around half of the current UK workforce are union members and the Company is currently working in partnership with the unions to increase this number.

Movement through Treasury of ordinary shares of 25p each for the year ended 31 December 2007

	Number of shares (millions)	Number as a % of issued share capital at 31.12.2007	Aggregate nominal value £m	Aggregate cost £m
Acquired by the Company and transferred into Treasury	49.6	1.33%	12.4	500.0
Maximum held in Treasury at any time in the year	12.4	0.33%	3.1	
Cancelled out of Treasury	50.0	1.34%	12.5	

HBOS is recognised by Jobcentre Plus as a 'two-tick' employer, actively seeking applications for employment from disabled people and guaranteeing an interview where disabled applicants meet the essential criteria for the role being applied for. In the event of an existing colleague becoming disabled, HBOS works with external specialists to ensure that all possible reasonable adjustments are made to allow the colleague to continue in their existing role. If, after making all possible adjustments, a colleague is not able to continue in their current role, HBOS will look at suitable alternative roles within the Group and provide retraining accordingly. Training and career development opportunities are open to all colleagues including disabled colleagues and Group policies are designed with inclusion of disabled colleagues in mind.

Diversity and inclusion is an integral part of the business, with active commitment from the very top of the organisation. Andy Hornby, Chief Executive, chairs the Diversity Steering Group. Membership of the Steering Group is made up of a number of executives from across the HBOS Group and its key purpose is to provide strategic direction, challenge the Group's businesses and remove barriers to progress in relation to the diversity strategy. HBOS has a clear plan of activity for the coming years and has a 'Diversity Commitment' which clearly sets out what colleagues can expect from HBOS.

Charitable and Political Donations

During the year the Group made charitable donations in the UK of £12.74m. The majority of donations were made to the HBOS Foundation, which provides grants to charities to fund initiatives primarily relating to financial literacy and money advice. In addition, all funds raised by colleagues, customers and shareholders for the Million £ Challenge were matched by the HBOS Foundation and went to the British Heart Foundation, WRVS and the Family Holiday Association in partnership with RNLI. In addition, a total of £933,559 has been made available to charities as a result of their affinity to the Visa Charity credit cards offered by the Group. The affinity cards are offered in partnership with specific charities such as Cancer Research UK, the RSPCA and the SSPCA.

It is HBOS policy not to make donations to political parties or incur political expenditure. However the law in this area is extremely broad in scope and could potentially capture legitimate business activities not in the ordinary sense considered to be political donations or political expenditure. To avoid inadvertent infringement, at last year's AGM the Board obtained shareholders' approval for the Company to make donations to EU Political Organisations and/or to incur EU Political Expenditure up to defined limits.

Between January and March 2007, one employee was seconded part-time for two days each week by HBOS plc to the Cross Party Group on the Scottish Economy ('CPG') in the Scottish Parliament.

The CPG is not a political party. However while an exemption exists for 'all party' groups composed of members of the Westminster Houses of Parliament, there is no such specific exemption in respect of the Scottish Parliament.

The Company is therefore disclosing a total amount of the donations made to the CPG during the last financial year of £2,226, representing the proportion of the employee's salary paid by the Company during his secondment, not a cash donation. This secondment arrangement came to an end in March 2007.

Payment Policy

For the forthcoming period the Group's policy for the payment of suppliers will be as follows:

- Payment terms will be agreed at the start of the relationship with the supplier and will only be changed by agreement;
- Standard payment terms to suppliers of goods and services will be 30 days from the date of a correct invoice that has been received for satisfactory goods or services which have been ordered and received unless other terms are agreed in a contract;
- Payment will be made in accordance with the agreed terms or in accordance with the law if no agreement has been made; and
- Suppliers will be advised without delay when an invoice is contested and disputes will be settled as quickly as possible.

HBOS plc complies with the Better Payment Practice Code. Information regarding this Code and its purpose can be obtained from the Better Payment Practice Group's website at www.payontime.co.uk.

The Company's main trading subsidiary undertaking, Bank of Scotland plc, had trade creditors outstanding at 31 December 2007 representing 20 days of purchases. The Company itself owed no amounts to trade creditors at 31 December 2007.

Share Capital
Details of the structure of the Company's share capital as at the year end, as well as movements in the authorised and issued share capital during the year, are provided in Note 36 to the Financial Statements on page 207.

For the purposes of the Companies Act 2006, as at 31 December 2007 the Company had issued ordinary and preference share capital of £1,533m, comprising £933m (60.86%) in ordinary shares and £600m (39.14%) in preference shares (for the purposes of this calculation, the nominal value of certain preference shares denominated in US dollars has been translated at the exchange rate prevailing on 31 December 2007). Holders of ordinary shares enjoy the rights accorded to them under UK company law including the right to receive the Company's Annual Report and Accounts, to attend and speak at general meetings, to appoint proxies and to exercise voting rights. Holders of preference shares have limited voting rights and in general may only vote on a variation of class rights, on a resolution to wind up the Company or in the event of the preference dividend being unpaid. Further details regarding the rights and obligations attaching to share classes are contained in the Articles of Association, which can be accessed on the Company's website.

There are no restrictions on the transfer of shares; prior approval is not required from the Company nor from other holders for such a transfer. No limitations are placed on the holding of shares and no class of shares carries special rights with regard to the control of the Company. No restrictions are placed on voting rights other than as outlined above with respect to preference shares. The Company is not aware of any agreements between shareholders that may restrict the transfer of shares or exercise of voting rights.

The Company has the authority to purchase up to 376,115,726 of its ordinary shares. The authority remains valid until the 2008 AGM or, if earlier, 25 July 2008. A resolution to authorise the purchase of up to 373,515,896 ordinary shares will be put to the 2008 AGM.

During the year the Company continued to manage its capital position actively, which resulted in returning around £500m of capital to shareholders through a share buyback programme. Details of the shares acquired by the Company during the year are set out in the table on the previous page.

Disclosable Interests
As at the date of this report there is a disclosable interest in the voting rights of the Company, as notified to the Company in accordance with Chapter 5 of the UK Listing Authority's Disclosure & Transparency Rules, as shown in the table in the next column. Other than as shown, the Company is not aware of any ordinary shareholder with an interest of 3% or more in the issued share capital of the Company.

Disclosable Interests	Number of shares	Percentage of issued share capital	Nature of holding
Legal & General Group plc	182,637,709	4.890%	Direct
and/or its subsidiaries	18,128,077	0.485%	Indirect

Significant Agreements
In terms of the Companies Act 2006, the Company has not identified any significant agreements that take effect, alter or terminate on a change of control of the Company. The Company is a party to certain non-material agreements (including, for example, joint venture agreements and trust deeds relating to certain employee share plans) that do contain change of control provisions in the event of the takeover of the ultimate parent company but these are not considered to be significant on an individual basis.

Financial Instruments
The Group's financial risk management objectives and policies, including its governance framework and approach to the management of key risks including credit risk, market risk and liquidity risk, are outlined in the Risk Management report on pages 85 to 104.

Properties
The Directors are of the opinion that the current market value of the Group's properties is not significantly different from the amount at which they are included in the balance sheet.

Auditors
A resolution to re-appoint KPMG Audit Plc as auditors will be put to shareholders at the 2008 AGM. The Directors who held office at the date of approval of this Directors' Report confirm that, so far as they are each aware:

- there is no relevant audit information (as defined by section 234ZA of the Companies Act 1985) of which the Company's Auditors are unaware; and
- each Director has taken all the steps that they ought to have taken as a Director to make themselves aware of any relevant audit information and to establish that the Company's auditors are aware of that information.

On behalf of the Board

Harry F Baines
Company Secretary & Group Counsel
26 February 2008

Statement of Directors' responsibilities in respect of the Annual Report and the financial statements

The Directors are responsible for preparing the Annual Report and the Group and parent Company financial statements in accordance with applicable law and regulations.

Company law requires the Directors to prepare Group and parent Company financial statements for each financial year. Under that law they are required to prepare the Group financial statements in accordance with International Financial Reporting Standards ('IFRSs') as adopted by the EU and applicable law and have elected to prepare the parent Company financial statements on the same basis.

The Group and parent Company financial statements are required by law and IFRSs as adopted by the EU to present fairly the financial position of the Group and the parent Company and the performance for that period; the Companies Act 1985 provides in relation to such financial statements that references in the relevant part of that Act to financial statements giving a true and fair view are references to their achieving a fair presentation.

In preparing each of the Group and parent Company financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;

- make judgements and estimates that are reasonable and prudent;

- state whether they have been prepared in accordance with IFRSs as adopted by the EU; and

- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group and the parent Company will continue in business.

The Directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the parent Company and enable them to ensure that its financial statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Under applicable law and regulations, the Directors are also responsible for preparing a Directors' Report, a Directors' Remuneration Report and a Corporate Governance Statement that comply with that law and those regulations.

The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company's website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Financial Statements





For more information please visit www.hbosplc.com

In this section you will find:

Independent auditors' report to the members of HBOS plc

We have audited the Consolidated and Parent Company financial statements (the 'financial statements') of HBOS plc for the year ended 31 December 2007 which comprise the Consolidated Income Statement, the Consolidated and Parent Company Balance Sheets, the Consolidated and Parent Company Cash Flow Statements, the Consolidated and Parent Company Statements of Recognised Income and Expense, and the related notes. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors
The Directors' responsibilities for preparing the Annual Report, the Directors' Remuneration Report and the financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the EU are set out in the Statement of Directors' Responsibilities on page 150.

Our responsibility is to audit the financial statements and the part of the Directors' Remuneration Report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the Group financial statements, Article 4 of the IAS Regulation. We also report to you whether in our opinion, the information given in the Directors' Report is consistent with the financial statements. The information given in the Directors' Report includes that specific information presented in the Annual Report that is cross referred from the Business Review section of the Directors' Report.

In addition we report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We review whether the Corporate Governance Statement reflects the Company's compliance with the nine provisions of the 2006 Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's and Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error.

In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors' Remuneration Report to be audited.

Opinion
In our opinion:

- the Consolidated financial statements give a true and fair view, in accordance with IFRSs as adopted by the EU, of the state of the Group's affairs as at 31 December 2007 and of its profit for the year then ended;

- the Parent Company financial statements give a true and fair view, in accordance with IFRSs as adopted by the EU as applied in accordance with the provisions of the Companies Act 1985, of the state of the parent Company's affairs as at 31 December 2007;

- the financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the Group financial statements, Article 4 of the IAS Regulation; and

- the information given in the Directors' Report is consistent with the financial statements.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
Edinburgh

26 February 2008

Consolidated Income Statement
For the year ended 31 December 2007

	Notes	2007 £m	2006 £m
Interest income		**35,012**	26,742
Interest expense		**(27,708)**	(19,342)
Net interest income	1	**7,304**	7,400
Fees and commission income		**2,378**	2,175
Fees and commission expense		**(1,118)**	(1,012)
Net earned premiums on insurance contracts		**5,616**	5,648
Net trading income	1	**178**	292
Change in value of in-force long term assurance business		**16**	282
Net investment income related to insurance and investment business		**4,613**	6,445
Other operating income		**2,304**	1,484
Net operating income (continuing operations)	1	**21,291**	22,714
Change in investment contract liabilities	3	**(2,538)**	(2,910)
Net claims incurred on insurance contracts		**(2,952)**	(2,328)
Net change in insurance contract liabilities		**(2,244)**	(3,894)
Change in unallocated surplus	28	**50**	(569)
Administrative expenses	4	**(4,979)**	(4,623)
Depreciation and amortisation			
Intangible assets other than goodwill	19	**(193)**	(161)
Property and equipment	20	**(224)**	(219)
Operating lease assets	22	**(985)**	(812)
		(1,402)	(1,192)
Goodwill impairment	19	**(5)**	(55)
Operating expenses		**(14,070)**	(15,571)
Impairment losses on loans and advances	15	**(2,012)**	(1,742)
Impairment losses on investment securities		**(60)**	(71)
Operating profit (continuing operations)		**5,149**	5,330
Share of profits of jointly controlled entities	17	**234**	112
Share of profits of associates	17		14
Non-operating income	2	**91**	250
Profit before taxation	8	**5,474**	5,706
Tax on profit	9	**(1,365)**	(1,772)
Profit after taxation		**4,109**	3,934
Profit of disposal group	12	**4**	5
Profit for the year		**4,113**	3,939
Attributable to:			
Parent company shareholders		**4,045**	3,879
Minority interests		**68**	60
		4,113	3,939
Basic earnings per ordinary share			
Continuing operations		**106.2p**	100.5p
Disposal group			0.1p
Total	10	**106.2p**	100.6p
Diluted earnings per ordinary share			
Continuing operations		**105.5p**	99.4p
Disposal group			0.1p
Total	10	**105.5p**	99.5p

Consolidated Balance Sheet
As at 31 December 2007

	Notes	2007 £m	2006 £m
Assets			
Cash and balances at central banks		**2,572**	1,966
Items in course of collection		**945**	880
Financial assets held for trading	11	**54,681**	49,139
Disposal group assets held for sale	12		1,388
Derivative assets	13	**14,141**	8,612
Loans and advances to banks		**8,056**	11,593
Loans and advances to customers	14	**430,007**	376,808
Investment securities	16	**128,398**	117,031
Interests in jointly controlled entities	17	**836**	420
Interests in associates	17	**149**	181
Goodwill and other intangible assets	19	**2,790**	2,689
Property and equipment	20	**1,494**	1,573
Investment properties	21	**4,731**	5,010
Operating lease assets	22	**4,643**	4,681
Deferred costs	23	**1,101**	853
Value of in-force long term assurance business	24	**3,184**	3,104
Other assets	25	**7,468**	4,671
Prepayments and accrued income		**1,751**	1,214
Total Assets		**666,947**	591,813
Liabilities			
Deposits by banks		**41,513**	30,557
Customer accounts		**243,221**	211,857
Financial liabilities held for trading	11	**22,705**	22,334
Disposal group liabilities held for sale	12		909
Derivative liabilities	13	**12,311**	10,755
Notes in circulation		**881**	857
Insurance contract liabilities	26	**26,864**	24,977
Investment contract liabilities	27	**52,828**	49,486
Unallocated surplus	28	**1,493**	1,543
Net post retirement benefit liabilities	29	**347**	912
Current tax liabilities		**370**	79
Deferred tax liabilities	31	**2,530**	2,591
Other liabilities	32	**5,072**	7,171
Accruals and deferred income		**3,630**	3,071
Provisions	33	**175**	201
Debt securities in issue	34	**206,520**	183,650
Other borrowed funds	35	**24,253**	19,692
Total Liabilities		**644,713**	570,642

	Notes	2007 £m	2006 £m
Shareholders' Equity			
Issued share capital	36	**1,131**	1,139
Share premium	38	**2,997**	2,856
Other reserves	38	**154**	1,161
Retained earnings	38	**17,567**	15,529
Shareholders' equity (excluding minority interests)		**21,849**	20,685
Minority interests	38	**385**	486
Total Shareholders' Equity	38	**22,234**	21,171
Total Liabilities and Shareholders' Equity		**666,947**	591,813

Approved by the Board on 26 February 2008 and signed on its behalf by:

Lord Stevenson
Chairman

A J Hobson
Chairman of
Audit Committee

A H Hornby
Chief Executive

M H Ellis
Group Finance Director

Consolidated Statement of Recognised Income and Expense
For the year ended 31 December 2007

	2007 £m	2006 £m
Net actuarial gain from defined benefit plans (net of tax)	**312**	163
Foreign exchange translation	**2**	(23)
Available for sale investments:		
Net change in fair value (net of tax)	**(333)**	190
Net gains transferred to the income statement (net of tax)	**(184)**	(171)
Cash flow hedges:		
Effective portion of changes in fair value taken to equity (net of tax)	**(216)**	209
Net (gains)/losses transferred to the income statement (net of tax)	**(292)**	86
Revaluation of existing net assets upon acquisition of jointly controlled entity		(15)
Net (expense)/income recognised directly in equity	**(711)**	439
Profit for the year	**4,113**	3,939
Total recognised income and expense	**3,402**	4,378
Attributable to:		
Parent company shareholders	**3,334**	4,318
Minority interests	**68**	60
	3,402	4,378

Consolidated Cash Flow Statement
For the year ended 31 December 2007

	2007 £m	2006 £m
Profit before taxation	**5,474**	5,706
Adjustments for:		
Impairment losses on loans and advances	**2,012**	1,742
Depreciation and amortisation	**1,402**	1,192
Goodwill impairment	**5**	55
Interest on other borrowed funds	**1,229**	1,157
Pension charge for defined benefit schemes	**146**	164
Cash contribution to defined benefit schemes	**(295)**	(860)
Exchange differences	**(769)**	3,157
Movement in derivatives held for trading	**(1,487)**	4,081
Other non-cash items	**45**	(902)
Net change in operating assets	**(78,863)**	(61,268)
Net change in operating liabilities	**68,470**	44,743
Net cash flows from operating activities before tax	**(2,631)**	(1,033)
Income taxes paid	**(895)**	(991)
Cash flows from operating activities	**(3,526)**	(2,024)
Cash flows from investing activities	**(289)**	(1,643)
Cash flows from financing activities	**298**	(2,106)
Net decrease in cash and cash equivalents	**(3,517)**	(5,773)
Opening cash and cash equivalents	**8,191**	13,964
Closing cash and cash equivalents	**4,674**	8,191

Analysis of Cash and Cash Equivalents

	2007 £m	2006 £m
Cash and balances at central banks repayable on demand	**1,061**	663
Loans and advances to banks with an original maturity of less than three months	**3,613**	7,528
Closing cash and cash equivalents	**4,674**	8,191

Investing Activities

	2007 £m	2006 £m
Sale of other intangible assets	**31**	27
Purchase of other intangible assets	**(249)**	(194)
Sale of property and equipment	**182**	60
Purchase of property and equipment	**(307)**	(280)
Sale of investment properties	**58**	2
Investment in subsidiaries	**(41)**	(1,241)
Disposal of subsidiaries	**115**	87
Investment in jointly controlled entities and associates	**(396)**	(202)
Disposal of jointly controlled entities and associates	**176**	29
Dividends received from jointly controlled entities	**132**	57
Dividends received from associates	**10**	12
Cash flows from investing activities	**(289)**	(1,643)

Financing Activities

	2007 £m	2006 £m
Issue of shares	**146**	548
Ordinary share buyback including costs	**(500)**	(982)
Purchase of own shares	**(212)**	(99)
Disposal of own shares	**35**	52
Issue of other borrowed funds	**4,742**	1,571
Repayments of other borrowed funds	**(928)**	(777)
Interest on other borrowed funds relating to the servicing of finance	**(1,199)**	(1,153)
Minority interest acquired		287
Minority interest disposed		(30)
Equity dividends paid	**(1,747)**	(1,501)
Dividends paid to minority shareholders in subsidiaries	**(39)**	(22)
Cash flows from financing activities	**298**	(2,106)

Company Balance Sheet
As at 31 December 2007

	Notes	2007 £m	2006 £m
Assets			
Amounts owed by Group entities	18	**38,885**	27,765
Derivative assets	13	**162**	1
Investment securities	16	**1**	40
Intangible assets	19	**6**	8
Deferred tax asset	31	**85**	254
Other assets	25	**395**	344
Prepayments and accrued income			14
Investments in subsidiaries	18	**14,475**	11,995
Total Assets		**54,009**	40,421
Liabilities			
Amounts owed to Group entities		**29,267**	18,297
Derivative liabilities	13	**56**	56
Net post retirement benefit liabilities	29	**360**	877
Other liabilities	32	**204**	213
Accruals and deferred income		**68**	67
Other borrowed funds	35	**15,503**	12,326
Total Liabilities		**45,458**	31,836
Shareholders' Equity			
Issued share capital	36	**1,131**	1,139
Share premium	38	**2,997**	2,856
Other reserves	38	**69**	53
Retained earnings	38	**4,354**	4,537
Total Shareholders' Equity	38	**8,551**	8,585
Total Liabilities and Shareholders' Equity		**54,009**	40,421

By virtue of the exemption contained within Section 230 of the Companies Act 1985, the income statement of the Company is not presented. Of the profit attributable to shareholders £1,731m (2006 £2,700m) is dealt with in the accounts of the Company.

Approved by the Board on 26 February 2008 and signed on its behalf by:

Lord Stevenson
Chairman

A J Hobson
Chairman of Audit Committee

A H Hornby
Chief Executive

M H Ellis
Group Finance Director

Company Statement of Recognised Income and Expense
For the year ended 31 December 2007

	2007 £m	2006 £m
Net actuarial gain/(loss) from defined benefit plans (net of tax)	**261**	(93)
Net income/(expense) recognised directly in equity	**261**	(93)
Profit after taxation	**1,731**	2,700
Total recognised income and expense	**1,992**	2,607
Attributable to:		
Parent company shareholders	**1,992**	2,607

Company Cash Flow Statement
For the year ended 31 December 2007

	2007 £m	2006 £m
Profit before taxation	**1,652**	2,664
Adjustments for:		
Dividends received	**(2,013)**	(2,790)
Interest on other borrowed funds	**776**	626
Pension charge for defined benefit schemes	**(11)**	(24)
Cash contribution to defined benefit schemes	**(105)**	(685)
Other non-cash items	**9**	1
Net change in operating assets	**(738)**	(5,467)
Net change in operating liabilities	**4,309**	7,883
Net cash flows from operating activities before tax	**3,879**	2,208
Income taxes received	**29**	41
Cash flows from operating activities	**3,908**	2,249
Cash flows from investing activities	**(3,822)**	(124)
Cash flows from financing activities	**(169)**	(1,365)
Net (decrease)/increase in cash and cash equivalents	**(83)**	760
Opening cash and cash equivalents	**1,260**	500
Closing cash and cash equivalents	**1,177**	1,260

Analysis of Cash and Cash Equivalents

	2007 £m	2006 £m
Amounts owed by Group entities with an original maturity of less than three months	**1,177**	1,260
Closing cash and cash equivalents	**1,177**	1,260

Investing Activities

	2007 £m	2006 £m
Investment in subsidiaries	**(2,480)**	(2,077)
Advances to Group entities	**(3,365)**	(846)
Sale of investment securities	**10**	9
Dividends received	**2,013**	2,790
Cash flows from investing activities	**(3,822)**	(124)

Financing Activities

	2007 £m	2006 £m
Issue of shares	**146**	548
Ordinary share buyback including costs	**(500)**	(982)
Issue of other borrowed funds	**2,746**	1,255
Equity dividends paid	**(1,747)**	(1,501)
Interest on other borrowed funds relating to servicing of finance	**(752)**	(626)
Purchase of own shares	**(62)**	(59)
Cash flows from financing activities	**(169)**	(1,365)

Notes to the Financial Statements

Accounting Policies

Financial Statements

The financial statements of HBOS plc comprise the Consolidated Income Statement and the Consolidated and Company Balance Sheets, Cash Flow Statements and Statements of Recognised Income and Expense together with the related Notes to the Accounts. The notes include information contained in the Business Review on pages 21 to 22, 29 to 30, 47, 49, 53, 56, 76, 77, 89 to 102 and 103 that are cross-referenced into the financial statements. These disclosures are required under IAS 1 'Presentation of Financial Statements' relating to the management of capital and under IFRS 4 'Insurance Contracts' and IFRS 7 'Financial Instruments: Disclosures' relating to the nature of risks and their management. These disclosures form an integral part of the financial statements and are prefaced as such on the respective pages.

Statement of Compliance

The financial statements have been prepared in accordance with International Financial Reporting Standards ('IFRS') and interpretations issued by the International Financial Reporting Interpretations Committee ('IFRIC') as adopted by the European Union. The Group has not utilised the "carve-out" provisions in respect of full fair value and portfolio hedging of core deposits in IAS 39 'Financial Instruments: Recognition and Measurement' as adopted by the European Union and consequently, the financial statements comply with International Financial Reporting Standards. The standards applied by the Group and Company are those endorsed by the European Union and effective at the date the financial statements are approved by the Board.

The financial statements also comply with the relevant provisions of Part VII of the Companies Act 1985, as amended by the Companies Act 1985 (International Accounting Standards and Other Accounting Amendments) Regulations 2004. Additionally the Group has applied Financial Reporting Standard 27 'Life Assurance' issued by the UK Accounting Standards Board as appropriate.

Basis of Preparation

The financial statements have been prepared under the historical cost basis, except that the following assets and liabilities are stated at their fair values: derivatives, financial instruments held for trading, financial instruments designated at fair value through the income statement, financial instruments classified as available for sale and investment properties. In addition insurance contracts, investment contracts with discretionary participation features and value of in-force long term assurance business included in the insurance and investment business are prepared on the basis set out in the applicable accounting policy.

IFRS Applied in 2007

The following IFRS standards and IFRIC interpretations have been applied in 2007: IFRS 7 'Financial Instruments: Disclosures', the amendment to IAS 1 'Presentation of Financial Statements' on capital disclosure, IFRIC 7 'Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies', IFRIC 8 'Scope of IFRS 2 Share-based Payment', IFRIC 9 'Reassessment of Embedded Derivatives' and IFRIC 10 'Interim Financial Reporting and Impairment'. There is no material financial impact arising from the application of these standards and interpretations. The financial statements have been updated to include new disclosures arising from these standards and interpretations.

IFRS Not Yet Applied

The following standards and interpretations have been adopted by the European Union but are not effective for the year ended 31 December 2007 and have not been applied in preparing the financial statements:

IFRS 8 'Operating Segments' which is applicable for periods commencing on or after 1 January 2009. The application of this standard in 2007 would not have had any financial impact. During 2008 the Group will be assessing the standard against its business model and the disclosures will be revised accordingly in the 2009 financial statements.

IFRIC 11 'Group and Treasury Share Transactions' which is effective for periods commencing on or after 1 March 2007. The application of this interpretation in 2007 would not have affected the Group consolidated financial statements because the interpretation deals with accounting for share-based payments at subsidiary level. At Company level no material adjustment arises since these costs are already recharged.

The following standards and interpretations have not yet been adopted by the European Union, are not effective for the year ended 31 December 2007 and have not been applied in preparing the financial statements. Where appropriate disclosures will be revised in the financial statements in the year in which the standard or interpretation becomes applicable.

IAS 1 'Presentation of Financial Statements' which is effective for periods commencing on or after 1 January 2009. The application of this revised standard in 2007 would not have had any financial impact on the financial statements. It will impact the presentation and format of the primary statements and notes and these disclosures will be revised accordingly in the 2009 financial statements.

Revised IAS 23 'Borrowing Costs' which is applicable to borrowing costs related to qualifying assets for which the commencement date for capitalisation is on or after 1 January 2009. The application of this revised standard in 2007 would not have had a material impact on the financial statements.

IFRIC 12 'Service Concession Arrangements' which is effective for periods commencing on or after 1 January 2008. The application of this interpretation in 2007 would not have had a material impact on the financial statements.

IFRIC 13 'Customer Loyalty Programmes' which is effective for periods commencing on or after 1 July 2008. The application of this interpretation in 2007 would not have had a material impact on the financial statements.

IFRIC 14 'Defined Benefit Assets and Minimum Funding Requirements' which is effective for periods commencing on or after 1 January 2008. The application of this interpretation in 2007 would not have affected the financial statements given the financial position, funding profile, maturity and rules of the Group's defined benefit schemes.

The following standards have been issued during 2008, have not been endorsed by the European Union, are not effective for the year ended 31 December 2007 and have not been applied in preparing the financial statements.

IFRS 2 'Share-based Payments' amendment on 'Vesting Conditions and Cancellations' which is effective for periods commencing on or after 1 January 2009.

Revised IFRS 3 'Business Combinations (2008)' and **Revised IAS 27** 'Consolidated and Separate Financial Statements (2008)' are effective for periods commencing on or after 1 July 2009.

Amendments to IAS 32 'Financial Instruments: Presentation' and **IAS 1** 'Presentation of Financial Statements' – Puttable Financial Instruments and Obligations Arising on Liquidation are effective for periods commencing on or after 1 January 2009.

The Group has been monitoring the progress of these revised standards through the discussion papers and exposure drafts issued and will assess their impact on the financial statements of the Group during 2008.

The accounting policies below have been consistently applied to all periods presented in these financial statements. Certain comparative amounts have been reclassified to conform to the current year's presentation.

Basis of Consolidation
The consolidated financial statements include the results of the Company and its subsidiary undertakings, together with the Group's interests in associates and jointly controlled entities.

The financial statements of entities controlled by the Group are consolidated in the Group financial statements commencing on the date control is obtained until the date control ceases. Control is defined as being where the Group has power, directly or indirectly, to govern the financial and operating policies of such entities so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. When assessing whether or not a special purpose entity ('SPE') that has been sponsored by the Group should be consolidated or not, the Group considers the indicators of control that are included in the Standing Interpretations Committee ('SIC') Interpretation 12 'Consolidation – Special Purpose Entities' and if these are met the SPE is included in the consolidation.

All intra-group balances, transactions, income and expenses are eliminated on consolidation.

Recognition and Derecognition of Financial Assets and Liabilities
The Group recognises loans and advances to customers and banks, deposits by banks, customer accounts, debt securities in issue, other borrowed funds and other financial assets and liabilities upon origination.

The Group derecognises a financial asset when the contractual rights to the cash flows from the asset expire or it transfers the right to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in the transferred financial asset that is created or retained by the Group is recognised as a separate asset.

The Group derecognises a financial liability when its contractual obligations are discharged or cancelled or expire.

Derivatives
Derivatives are measured at fair value and initially recognised on the date the contract is entered into. Where the fair value of a derivative is positive, it is carried as a derivative asset and where negative as a derivative liability. The gain or loss from changes in fair value is taken to net trading income, except for interest from derivatives used for economic hedging purposes that do not qualify for hedge accounting treatment which is taken to net interest income, insurance and investment related derivatives which are taken to net investment income related to insurance and investment business or when cash flow hedge accounting is employed.

Hedge accounting allows one financial instrument, generally a derivative such as a swap, to be designated as a hedge of another financial instrument such as a loan or deposit or a portfolio of the same. At inception of the hedge relationship formal documentation is drawn up specifying the hedging strategy, the component transactions and the methodology that will be used to measure effectiveness.

Monitoring of hedge effectiveness is undertaken continually. A hedge is regarded as effective if the change in fair value or cash flows of the hedge instrument and the hedged item are negatively correlated within a range of 80% to 125%, either for the period since effectiveness was last tested or cumulatively since inception.

The Group uses three hedge accounting methods.

Firstly, fair value hedge accounting offsets the change in the fair value of the hedging instrument against the change in the fair value of the hedged item in respect of the risk being hedged. The hedged item is adjusted for the fair value of the risk being hedged irrespective of its financial instrument classification. These changes in fair value are recognised in the income statement through net trading income. Adjustments made to the carrying amount of the hedged item for fair value hedges will be amortised on an effective interest rate basis over the remaining expected life in line with the presentation of the underlying hedged item. If the hedge is highly effective the net impact on the income statement is minimised.

Secondly, cash flow hedge accounting matches the cash flows of hedged items against the corresponding cash flow of the hedging derivative. The effective part of any gain or loss on a hedging instrument is recognised directly in equity in the cash flow hedge reserve and the hedged item is accounted for in accordance with the policy for that financial instrument. Any ineffective portion of the hedging instrument's fair value is recognised immediately in the income statement through net trading income. The amount deferred in reserves remains until the designated transaction occurs at which time it is released and accounted for in the income statement in line with the treatment of the hedged item. Where the hedge relationship subsequently proves ineffective, or where the hedged item is settled early or is terminated, the associated gains and losses that were recognised directly in reserves are reclassified to the income statement through net trading income. Where the hedging instrument expires or is terminated before the forecast transaction occurs, the associated gains and losses recognised in reserves remain deferred until the forecast transaction occurs.

Thirdly, hedging of net investments in foreign operations is discussed within the foreign currencies accounting policy.

A derivative may be embedded in another financial instrument, known as the host contract. Where the economic characteristics and risks of an embedded derivative are not closely related to those of the host contract, the embedded derivative is separated from the host and held separately on the balance sheet at fair value, except for those instruments that have been designated at fair value through the income statement, where the derivative is not separated from the host instrument. Changes in fair value are taken to the income statement through net trading income, and the host contract is accounted for in accordance with the policy for that class of financial instrument.

If quoted or market values are not available then derivative fair values are determined using valuation techniques that are consistent with techniques commonly used by market participants to price these instruments. These techniques include discounted cash flow analysis and other pricing models. The fair values calculated from these models are regularly compared with prices obtained in actual market transactions to ensure reliability. In all material instances these techniques use only observable market data.

Loans and Advances
Loans and advances held for trading principally consist of reverse repurchase agreements, are carried at fair value and are classified as financial assets held for trading. Gains, losses and related income are taken to net trading income as they arise.

All other loans and advances are classified as loans and receivables. They are initially recognised at the draw down date at the fair value on the commitment date plus directly attributable incremental transaction costs. They are subsequently carried at amortised cost using the effective interest method less provision for impairment.

The fair value of loans and advances to customers is measured at the commitment date and calculated by discounting anticipated cash flows, including interest, at a current market rate of interest. The fair value of floating rate loans and advances and overnight deposits is considered by the Group to be equal to the carrying value as these loans and advances are accounted for at current interest rates and credit risk is assessed in the impairment review. The fair value of fixed interest bearing accounts is based on cash flows discounted using current money market interest rates for debts with similar maturity and credit risk characteristics.

Loans and advances that are performing in accordance with the underlying contract are classified as neither past due nor impaired. If a customer fails to make a payment that is contractually due the loan is classified as past due. If subsequently all contractually due payments are made the loan reverts to its neither past due nor impaired status.

The Group assesses impairment individually for financial assets that are significant and individually or collectively for assets that are not significant. The estimation involved in these impairment assessments is considered a critical accounting estimate.

Individual impairment is identified at a counterparty specific level following objective evidence that a financial asset is impaired. This may be after an interest or principal payment is missed, when a banking covenant is breached or when the counterparty is experiencing significant financial difficulties including cash flow problems. Objective evidence may also arise from wider economic and financial market indicators including factors that pertain to a particular industry sector or local economy. The present value of estimated cash flows recoverable is determined after taking into account any security held. The amount of any impairment is calculated by comparing the present value of the cash flows discounted at the loan's original effective interest rate with the carrying value. If impaired, the carrying value is adjusted and the difference charged to the income statement.

The written down value of the impaired loan is compounded back to the net realisable balance over time using the original effective interest rate. This is reported through interest income in the income statement and represents the unwinding of the discount.

A write-off is made when all or part of a claim is deemed uncollectable or forgiven. Write-offs are charged against previously established provisions for impairment or directly to the income statement.

In circumstances where an asset has been individually assessed for impairment and no objective evidence of impairment exists, then it will be subject to a collective assessment.

Collective impairment is identified for groups of assets that share similar risk characteristics. Collective impairment is assessed using a methodology based on existing risk conditions or events that have a strong correlation with a tendency to default.

Loans and advances that are subject to collective impairment provisioning are deemed to be impaired loans where interest or capital payments are past due by more than three months.

Loans and advances that are past due or impaired may have the terms and conditions renegotiated. Loans and advances are classified as renegotiated if they fulfill the definition of a troubled debt restructuring. When the renegotiated contract becomes effective, the loan is subsequently classified as past due, impaired or neither past due nor impaired according to its performance under the renegotiated terms.

Loans and advances to customers include advances that are subject to non-returnable finance arrangements following securitisation of portfolios of mortgages and other advances. The principal benefits of these advances are acquired by special purpose securitisation entities that fund their purchase primarily through the issue of debt securities in issue.

Syndications
Syndication activity is undertaken as part of the Group's credit risk management strategy. The Group considers that loan commitments and subsequent draw down form one contract. The loan is recognised at the date of the draw down and initial fair value is measured at the commitment date. Loans pending syndication are classified as loans and receivables and derecognised upon sell down when the risks and rewards are transferred to a third party.

Finance Leases and Operating Leases
Assets leased to customers that transfer substantially all the risks and rewards incidental to ownership to the customer are classified as finance leases. Together with instalment credit agreements, they are recorded at an amount equal to the net investment in the lease, less any provisions for impairment, within loans and advances to customers.

The difference between the gross receivable and the present value of the receivable is recognised as unearned finance income. Lease income is recognised over the term of the lease using the net investment method, which reflects a constant periodic rate of return on the net investment.

All other assets leased to customers are classified as operating leases. These assets are separately disclosed in the balance sheet and are recorded at cost less accumulated depreciation, which is calculated on a straight-line basis. Operating lease rentals are recognised in operating income on a straight-line basis over the lease term. Operating lease assets are reviewed for impairment when there is an indication of impairment.

Investment Securities
Investment securities held for trading are classified as financial assets held for trading and are carried at fair value. Gains, losses and related income are taken to net trading income as

they arise. Investment securities designated at fair value through the income statement are carried at fair value. Gains, losses and related income are taken to other operating income as they arise, except for those related to insurance and investment business which are taken to net investment income related to insurance and investment business.

Debt securities other than those held for trading or designated at fair value and for which there is no active market at inception are classified as loans and receivables. They are initially recognised at fair value plus directly related incremental transaction costs and are subsequently carried on the balance sheet at amortised cost using the effective interest rate method less provision for impairment.

All other investment securities are classified as available for sale. They are initially recognised at fair value plus directly related incremental transaction costs and are subsequently carried on the balance sheet at fair value. Unrealised gains or losses arise from changes in the fair values and are recognised directly in equity in the available for sale reserve, except for impairment losses or foreign exchange gains or losses related to debt securities, which are recognised immediately in the income statement in impairment on investment securities or other operating income respectively. Income on debt securities is recognised on an effective interest rate basis and taken to interest income through the income statement. Income from equity shares is credited to other operating income, with income on listed equity shares being credited on the ex-dividend date and income on unlisted equity shares being credited on an equivalent basis. On sale or maturity, previously unrealised gains and losses are recognised in other operating income.

Impairment losses on available for sale equity instruments are not reversed through the income statement. Any increase in the fair value of an available for sale equity instrument after an impairment loss has been recognised is treated as a revaluation and recognised directly in equity. An impairment loss on an available for sale debt instrument is reversed through the income statement, if there is evidence that the increase in fair value is due to an event that occurred after the impairment loss was recognised.

The fair value of investment securities trading in active markets is based on market prices or broker/dealer valuations. Where quoted prices on instruments are not readily and regularly available from a recognised broker, dealer or pricing service, or available prices do not represent regular transactions in the market, the fair value is estimated. These estimates use quoted market prices for securities with similar credit, maturity and yield characteristics or similar valuation models. Asset-backed securities ('ABS') not traded in an active market are valued using valuation models that include non-market observable inputs. These models use observed issuance prices, benchmarking methodology and modelled market correlations. For each asset class within the portfolio, the implied spread arrived at by using this methodology is applied to the securities within that asset class. Additional assessments are then made for possible deterioration in credit risk for each individual security.

The Group uses settlement date accounting when recording the purchase and sale of investment securities, with the exception of those held for trading for which trade date accounting is used.

Jointly Controlled Entities and Associates

Jointly controlled entities are entities over which the Group has joint control under a contractual arrangement with other parties. Associates are entities over which the Group has significant influence, but not control over the financial and operating policies. Significant influence is the power to participate in the financial and operating policy decisions of the entity but is not control over those policies.

The attributable shares of results of associates and jointly controlled entities, generally based on audited accounts, are included in the consolidated financial statements using the equity method of accounting. The share of any losses is restricted to a level that reflects an obligation to fund such losses.

Goodwill

The excess of the cost of a business combination over the interest in the net fair value of the identifiable assets, liabilities and contingent liabilities at the date of acquisition of a business is capitalised as goodwill. The goodwill is allocated to the cash-generating units or groups of cash-generating units that are expected to benefit from the acquisitions concerned. In most cases, the cash-generating units represent the business acquired.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Cash-generating units to which goodwill is allocated are subject to a semi-annual impairment review at 31 March and 30 September and whenever there is an indication that the unit may be impaired, by comparing the value in use with the carrying value. When this indicates that the carrying value of goodwill is not recoverable, it is irrevocably written down through the income statement by the amount of any impaired loss identified. Further details of the calculation are given in the critical accounting estimates and in Note 19. IFRS 3 'Business Combinations' has not been applied retrospectively to business combinations that occurred before 1 January 2004.

Software

Costs associated with the development of software for internal use, subject to de minimis limits, are capitalised if the software is technically feasible and the Group has both the intent and sufficient resources to complete the development. Costs are only capitalised if the asset can be reliably measured and will generate future economic benefits to the Group either through sale or use.

Only costs that are directly attributable to bringing the asset into working condition for its intended use are capitalised. These costs include all directly attributable costs necessary to create, produce and prepare the asset to be capable of operating in a manner intended by management. Other development expenditure is recognised in the income statement as an expense as incurred.

Capitalised development expenditure and purchased software is stated at cost less accumulated amortisation and impairment losses. Once the software is ready for use, the capitalised costs are amortised over their expected lives, generally four years. Capitalised software is assessed for impairment where there is an indication of impairment. Where impairment exists, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss recognised in the income statement. The amortisation charge for the asset is then adjusted to reflect the asset's revised carrying amount.

Subsequent expenditure is only capitalised when it increases the future economic benefits embodied in the specific asset to which it relates.

Purchased Value of In-Force Investment Contracts
The Group's contractual rights to benefits from providing investment management services in relation to investment contracts acquired in business combinations and portfolio transfers are measured at fair value at the time of acquisition. The resulting asset is referred to as purchased value of in-force investment contracts ('PVIF') and is amortised over the estimated lives of the contracts on a systematic basis. At each reporting date an assessment is made to determine if there is any indication of impairment. Where impairment exists, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss recognised in the income statement. The amortisation charge is then adjusted to reflect the revised carrying amount.

Property and Equipment
Property and equipment is stated at cost less accumulated depreciation and impairment losses.

Freehold land is not depreciated. Freehold and leasehold property, other than freehold investment properties, is stated at cost and depreciated over fifty years or the length of the lease term if shorter. Improvements to leasehold properties are stated at cost and are depreciated in equal instalments over the lesser of the remaining life of the lease or eight years. Premiums are amortised over the period of the lease.

The cost of equipment, which includes fixtures and fittings, vehicles and computer hardware, less estimated residual value, is written off in equal instalments over the expected lives of the assets, generally between three and eight years.

Subsequent costs are included in the asset's carrying amount, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably.

Property and equipment is assessed for impairment where there is an indication of impairment. Where impairment exists, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss recognised in the income statement. The depreciation charge for the asset is then adjusted to reflect the asset's revised carrying amount.

Investment Properties
Investment properties, which are defined as properties held either to earn rental income or for capital appreciation or both, are initially recognised at cost and are fair valued annually. Any gains or losses arising from a change in the fair value are recognised in the income statement in the period that they occur through other operating income, except for those relating to insurance and investment business, which are taken through net investment income related to insurance and investment business. Investment properties are not depreciated.

Investments in Subsidiaries
Investments in subsidiaries are included in the Company's financial statements. These comprise equity investments in, and capital contributions to subsidiary entities. These are carried at cost less impairment provisions. At each reporting date an assessment is undertaken to determine if there is any indication of impairment. This assessment can include reviewing factors such as the solvency, profitability and cash flows generated by the subsidiary. If there is an indication of impairment, an estimate of the recoverable amount is made. If the carrying value exceeds the recoverable amount then a provision for impairment is made to reduce the carrying value to the recoverable amount.

Disposal Group
Assets and liabilities of a disposal group are classified as held for sale where the carrying amount will be recovered principally through a sale transaction as opposed to continuing use. This applies where the assets and liabilities are available for sale in their present condition, subject only to the terms that are usual and customary for the sale of such assets and liabilities, and when a sale is highly probable and expected to complete within one year of being classified as a disposal group. Disposal groups are measured at the lower of carrying amount and fair value less costs to sell.

Deposits by Banks and Customer Accounts
Deposits by banks and customer accounts held for trading are classified as financial liabilities held for trading and are carried at fair value. Gains, losses and related income are taken to net trading income as they arise. All other customer accounts and deposits by banks are held at amortised cost using the effective interest rate method.

The fair value of customer deposits with no stated maturity date is the amount repayable on demand. The estimated fair value of fixed interest bearing deposits and other borrowings with no quoted market price is calculated using a cash flow model discounted using interest rates for debts with similar maturities.

Repurchase Agreements
Debt securities sold subject to repurchase agreements are retained within the balance sheet where the Group retains substantially all of the risks and rewards of ownership. Funds received under these arrangements are included within deposits by banks, customer accounts or financial liabilities held for trading. Conversely, debt securities acquired under commitments to resell are not recognised in the balance sheet as debt securities where substantially all the risks and rewards do not pass to the Group. In this case, the purchase price is included within loans and advances to banks, loans and advances to customers, or financial assets held for trading. The difference between sale and repurchase prices for such transactions is reflected in the income statement over the lives of the transactions, within interest payable or interest receivable as appropriate.

General Insurance Business
The Group underwrites general insurance products. For each general insurance policy underwritten, premiums (net of refunds) are credited to net earned premiums on insurance contracts over the period of risk coverage of the insurance policy.

The cost of claims notified but not settled and claims incurred but not reported at the balance sheet date are estimated and provided for. Claims incurred comprise the settlement and handling costs of paid and outstanding claims arising from events occurring during the financial year together with adjustments to prior year claims provisions. Estimates are based upon an assessment of the likely costs taking account of all known facts. Where the outcome of outstanding cases is unclear, statistical techniques are used which take into account the cost of recent similar claim settlements.

Costs related to the acquisition of new insurance contracts (including commissions paid to intermediaries and other related administration costs) are capitalised as deferred acquisition costs ('DAC') and amortised on the same basis that premiums are recognised.

Where the expected value of claims and expenses attributable to unexpired risk periods exceed the value of unearned premiums less DAC, at the balance sheet date, additional provisions are made for the anticipated losses.

The accounting policies set out above in respect of the measurement of the insurance contract liabilities include liability adequacy testing that meets the requirements of IFRS 4 'Insurance Contracts'.

Long Term Assurance Business Product Classification
The Group has classified its long term assurance business in accordance with IFRS 4 'Insurance Contracts' as follows:

- Insurance contracts are contracts containing significant insurance risk;
- Investment contracts with a discretionary participation feature ('DPF') are contracts that do not contain significant insurance risk but that contain discretionary participation features, which are with-profit contracts; and
- Investment contracts are contracts that have neither significant insurance risk nor a DPF.

Insurance Contracts and Investment Contracts with DPF
Insurance contracts and investment contracts with DPF liabilities written within the with-profit fund, including both traditional and unitised with-profit contracts, are calculated with reference to the expected payout using realistic and, where applicable, market consistent assumptions in accordance with FRS 27. For insurance contracts, premiums are recognised as revenue when due from the policyholder and claims payable are recorded when notified. For unitised with-profit contracts, where the policyholder has the choice to invest in a unit-linked investment fund, deposits and withdrawals are accounted for directly on the balance sheet. Similarly, for investment contracts with DPF, deposits and withdrawals are accounted for directly in the balance sheet.

In 2007, insurance contract liabilities within the non-profit funds are calculated in accordance with the Prudential Sourcebook for Insurers ('INS PRU') issued by the UK Financial Services Authority, including the impact of PS06/14 'Prudential changes for Insurers' issued in December 2006. Premiums are recognised as revenue when due from the policyholder and claims payable are recorded when notified in the income statement. The cost of claims is estimated based upon an assessment of the likely costs taking account of all known facts.

The accounting policies set out above in respect of the measurement of the insurance contracts written within the with-profit and non-profit funds and investment contracts with DPF liabilities include liability adequacy testing that meets the requirements of IFRS 4 'Insurance Contracts'.

Value of In-force Long Term Assurance Business ('VIF')
The Group places a value on the insurance contracts and investment contracts with DPF, which represents the present value of future cash flows attributable to the Group with respect to these contracts. The change in VIF is accounted for as revenue.

In-force business is defined as all policies where the first premium has been paid. For traditional with-profit business, the surplus attributable to the Group equates to one ninth of the cost of the bonuses declared in any year. The level of assumed future bonuses is calculated by projecting the portfolio of with-profit business forward and applying reversionary and terminal bonus rates so as to exhaust the projected assets attributable to with-profit policyholders.

Investment Contracts
The Group's investment contracts, which include collective investment schemes, are primarily unit-linked. These contracts are managed and evaluated on a fair value basis in accordance with the terms of the contracts as benefits are linked to the fair value of the assets supporting the contracts. Accordingly, the investment contract liabilities have been designated at fair value through the income statement with fair value changes recognised through change in investment contract liabilities. The fair value of the liabilities is estimated using a valuation technique. In accordance with this technique the liability is established as the bid value of the assets held to match the liability, less an allowance in relation to deductions made to the liability for capital gains tax on the gains relating to the matching assets. Deposits and withdrawals are accounted for directly in the balance sheet as adjustments to the liability with other changes recognised in the income statement.

Revenue in relation to investment management services is recognised as the services are provided. Incremental costs directly attributable to securing the Group's contractual right to benefit from providing investment management services in relation to investment contracts, other than through a business combination or portfolio transfer (refer to the accounting policy for intangible assets), are recognised as an asset if it is probable that they will be recovered. Incremental costs include commissions paid to intermediaries and other similar costs. This asset, referred to as deferred origination costs, is amortised as the related investment management revenue is recognised, and its recoverability assessed at each balance sheet date on a portfolio basis.

Unallocated Surplus
The unallocated surplus is accounted for as a liability as permitted by IFRS 4. The carrying value of the unallocated surplus is determined as the residual assets of the with-profit fund after providing for the with-profit liabilities in accordance with the policies described above.

Post Retirement Schemes
The Group's net obligation in respect of defined benefit pension plans is calculated separately for each plan. The net obligation represents the present value of the future benefits owed to employees in return for their service in the current and prior periods, after the deduction of the fair value of any plan assets.

The discount rate used is the market yield on high quality corporate bonds at the balance sheet date that have maturity dates approximating to the terms of the Group's obligation. The calculation is performed by a qualified actuary using the projected unit credit method. Actuarial gains and losses arising are taken directly to equity in the period in which they are incurred.

The charge to the income statement for defined benefit schemes includes current service cost, past service cost, the interest cost of the scheme liabilities and the expected return on scheme assets.

The cost of contributions to defined contribution pension schemes are recognised as an expense in the income statement as incurred.

Taxation
Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity. The tax charge is analysed between tax that is payable in respect of policyholder returns and tax that is payable on shareholders' equity returns. This allocation is based on an assessment of the effective rate of tax that is applicable to shareholders' equity for the year.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following differences are not provided: goodwill not deductible for tax purposes, the initial recognition of assets and liabilities that affects neither accounting nor taxable profit and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, based on tax rates that are enacted or substantially enacted at the balance sheet date.

Provisions
The Group recognises a provision if there is a present obligation as a consequence of either a legal or a constructive obligation resulting from a past event. To recognise this it should be probable that an outflow of economic resources, that can be reliably measured, will be required to settle the obligation. Provisions are measured as the discounted expected future cash flows taking account of the risks and uncertainties associated with the specific liability where appropriate.

A constructive obligation is only deemed to exist in respect of restructuring provisions once a detailed restructuring plan has been formally approved and the plan has been announced publicly or work on the restructure has commenced.

As explained under critical accounting judgements, if the Group assesses that a constructive obligation for a regulatory provision exists then a provision is established. Where the provisioning criteria are met, the Group makes provision for the estimated cost of making redress payments to customers in respect of past product sales where the sales processes have been deficient. To calculate the provision the Group estimates the number of cases requiring redress and the average cost per case. These are dependent upon, inter alia, the volume of claims, the actions of regulators and, as appropriate, the performance of investments. As progress is made in settling claims, if necessary, the Group revises its judgements and estimates based on the emerging trends.

Regulatory provisions held in respect of customer remediation where a legal obligation exists or the Group considers that a constructive obligation exists are set out in Note 33.

Debt Securities in Issue
Debt securities in issue held for trading are classified as financial liabilities held for trading and are carried at fair value. Gains, losses and related income are taken to net trading income as they arise. Debt securities in issue designated at fair value through the income statement are carried at fair value. Gains, losses and related income are taken to other operating income as they arise, except for those related to insurance and investment business which are taken to net investment income related to insurance and investment business. All other debt securities in issue are held at amortised cost. They are initially recognised at fair value plus directly related incremental transaction costs and are subsequently carried on the balance sheet at amortised cost using the effective interest rate method.

Fair values are calculated based on quoted market prices. Where quoted market prices are not available, a cash flow model is used, discounted using an appropriate current yield curve for the remaining term to maturity.

Other Borrowed Funds
Other borrowed funds comprises preference shares that are classified as debt, preferred securities and subordinated liabilities, all of which are held at amortised cost, using the effective interest rate method.

Preference shares are classified as debt where they are redeemable on a specific date, or at the option of the shareholders, or if dividend payments are not discretionary. Dividends on preference shares classified as debt are recognised in the income statement through interest expense.

Preferred securities issued at or close to market values are classified as debt where they are redeemable on a specific date, or at the option of the holders, or if interest payments are not discretionary. The interest payable on such securities is recognised in the income statement through interest expense.

Subordinated liabilities consist of dated and undated loan capital. The interest payable is recognised in the income statement through interest expense.

Netting
The Group nets loans, deposits and derivative transactions covered by master agreements and when there is a legal right of offset and where simultaneous or net settlement is permitted under the terms of the relevant agreement and where there is the intention and ability to settle on a net or simultaneous basis.

Foreign Currencies
The financial statements are presented in sterling which is the Company's functional and presentation currency.

Foreign currency transactions are translated into sterling at the exchange rate prevailing at the date of the transaction.

Monetary assets and liabilities are translated at the closing rate at the date of the balance sheet. Exchange differences arising are recognised in the income statement except for differences arising from net investment hedges and derivatives related to cash flow hedges which are recognised directly in equity.

Non-monetary assets and liabilities carried at historical cost are translated using the historical exchange rate.

Non-monetary assets and liabilities carried at fair value are translated at exchange rates on the date the fair value is determined. Exchange differences arising are recognised in the income statement except those relating to available for sale financial assets (equity investments), which are recognised directly in reserves.

The results and financial position of all Group entities that have a functional currency different from sterling are translated into sterling as follows:

- assets and liabilities for each balance sheet presented are translated at the closing rate at the date of the balance sheet;
- goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate; and
- income and expenses are translated at the average exchange rates for the period (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions).

All resulting exchange differences are recognised as a separate component of other reserves within equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to equity where the hedge is deemed to be effective. When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale. The ineffective portion of any net investment hedge is recognised in the income statement immediately.

Cumulative translation differences for all foreign operations are deemed to be zero at 1 January 2004. Any gain or loss on the subsequent disposal of a foreign operation will exclude translation differences that arose before 1 January 2004, but include later translation differences.

Cash and Cash Equivalents
Cash and cash equivalents are held for the purpose of meeting short term cash commitments rather than investing or other purposes. Cash and cash equivalents consist of cash and balances at central banks that are freely available, and loans and advances to banks with an original maturity of three months or less excluding financial assets that are held for trading purposes.

Share-based Payments
The Group predominantly operates equity-settled share-based compensation schemes in exchange for employee services received. The fair values of options or shares granted are determined at the date of grant and expensed over the vesting period. The fair values of the options or shares granted are measured using various models, taking into account the terms and conditions upon which the options and shares were granted. Market conditions are taken into account to set the fair value at grant and are not updated. Non-market vesting conditions, including non-market performance conditions, are not reflected in the grant date fair value but are reflected within estimates of the number of options or shares expected to vest. Any adjustments required as a result of updating these estimates are taken to the income statement over the remaining vesting period. Modifications are assessed at the date of modification and any incremental charges required are charged to the income statement over any remaining vesting period. For share-based compensation schemes settled by the Company a recharge equal to the cost during the period is made to subsidiary companies.

Effective Interest Rate
Revenue on financial instruments classified as loans and receivables, available for sale, or financial liabilities at amortised cost, is recognised on an effective interest rate basis. This calculation takes into account interest received or paid and fees and commissions paid or received that are integral to the yield as well as incremental transaction costs. The effective interest rate is the rate that discounts the expected future cash flows over the expected life of the financial instrument or, where appropriate, a shorter period, to the net carrying amount of the financial instrument at initial recognition. These calculations are undertaken on a portfolio basis other than in respect of significant balances, relating principally to larger corporate customers, which are assessed individually. In applying the portfolio basis, the Group makes use of various statistical modelling techniques which are specific to different portfolios in estimating the expected cash flows from early redemptions and related fees to the extent that these are applicable.
In calculating the effective interest rates of individually significant balances, the Group takes into account a number of relevant considerations to estimate the cash flows from early redemptions, including previous experience of customer behaviour, credit scoring of the customer and anticipated future market conditions at the date of acquisition. The estimation of early redemption cash flows and their impact on the expected life is considered under critical accounting estimates.

Fees and Commission
Fees and commission income and expense is recognised in the income statement as the related service is provided except those that are integral to the effective interest rate calculations or to investment contract deferred origination costs.

Fees and commission recognised in the income statement include service fees, agency and management fees, transaction fees, guarantee fees, letter of credit fees, asset management fees and non-utilisation fees.

Syndication and underwriting fees are spread over the expected term of the sell down. In the event of the loan not being sold down then no fees are recognised.

Fees and commission included in the effective interest rate calculation are those that are incremental and directly attributable to the origination of the product and which are integral to the yield of the product. These include arrangement fees, incentives such as cash backs, intermediary fees and commissions, high loan to value fees and procurement fees.

Guarantees
Financial guarantees are contracts that require the Group to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument.

Intra-group financial guarantee contracts in the Company financial statements are accounted for as general insurance contracts. This practice also applies to any new intra-group financial guarantees written.

Loan Commitments
Provision is made for undrawn loan commitments which have become onerous.

Critical Accounting Judgements
The preparation of the financial statements necessarily requires the exercise of judgement both in the application of accounting policies which are set out on pages 160 to 167. These judgements are continually reviewed and evaluated based on historical experience and other factors. The principal critical accounting judgements made by the Group that have a material financial impact on the financial statements are as follows:

Designation of Financial Instruments
The Group has classified its financial instruments in accordance with IAS 39 'Financial Instruments: Recognition and Measurement'. In some instances the classification is prescribed whilst in others the Group is able to exercise judgement in determining the classification as follows:

- Non-derivative financial assets, other than those held for trading, where there is no active market and which have fixed or determinable payments are classified as 'loans and receivables';

- The Group's 'trading' portfolio is classified as 'held for trading'. The Group exercises judgement in determining which financial instruments form part of its trading book. This is determined at acquisition by the purpose for which the instrument is acquired and the business area that acquires it;

- Derivative instruments are automatically classified as 'at fair value through the income statement' unless they form part of a qualifying hedging relationship. The Group's accounting policy for hedge accounting is described under the policy for derivatives;

- Instruments that are deemed by the Group on initial recognition to eliminate a measurement mismatch or where they contain an embedded derivative which is not separated from the host contract are designated on initial recognition as 'at fair value through the income statement'. In addition portfolios of assets, liabilities or both that are managed and the performance evaluated on a fair value basis in accordance with a documented risk or investment management strategy are designated on initial recognition 'at fair value through the income statement'.

- In addition the venture capital exemption is taken for investments where significant influence or joint control is present and the investing area operates as a venture capital business. These investments are designated 'at fair value through the income statement'. This policy is applied consistently across the Group's portfolios. Judgement is applied when determining whether or not a business area operates as a venture capital business. The judgement is based on consideration of whether, in particular, the primary business activity is investing for current income, capital appreciation or both; whether the investment activities are clearly and objectively distinct from any other activities of the Group; and whether the investee operates as a separate business autonomous from the Group;

- Assets in support of the general insurance and long term assurance businesses are designated by the Group, as 'at fair value through the income statement';

- Investment contracts within the long term assurance business are designated by the Group as 'at fair value through the income statement';

- The Group has chosen not to designate any financial assets as 'held to maturity';

- All other financial assets are automatically classified as 'available for sale'; and

- All other financial liabilities are automatically classified as 'at amortised cost'.

The accounting treatment of these financial instruments is set out in the relevant accounting policy.

Impairment of Available for Sale Investments
The Group has considered the fall in fair values of investments classified as available for sale to ascertain whether any impairment has occurred. Impairment is recognised when there is objective evidence that a specific financial asset is impaired. Evidence may include a debt issuer failing to make an interest or principal repayment or breaching a covenant within the security's terms and conditions or a significant or prolonged decline in the fair value of an equity instrument below its cost. Except when a default event has occurred, the determination of whether or not objective evidence of impairment is present requires the exercise of critical accounting judgement by the Group.

Unarranged Overdraft Charges
The Group's accounting policy in respect of regulatory provisions is given in the section on provisions. In the absence of a legal obligation, judgement is necessary in determining the existence of a constructive obligation. In respect of the claims made for refunds of unarranged overdraft charges, the judgement of the Group is that there is no constructive obligation pending the outcome of the legal case. The contingent liability in respect of 'ex-gratia' refunds of unarranged overdraft charges is explained in Note 41.

Syndications
As explained in the accounting policy on syndications, the Group has elected to treat loans and advances pending syndication as loans and receivables rather than account for them as trading assets. Accordingly these are initially recognised at the draw down date at the fair value as at the commitment date plus directly attributable incremental transaction costs.

Critical Accounting Estimates
The preparation of the financial statements requires the Group to make estimations where uncertainty exists. The principal critical accounting estimates made by the Group are considered below. Disclosures about estimates and the related assumptions are also included in the appropriate Note.

Fair Values
The designation of financial instruments for measurement purposes is set out under the critical accounting judgements above and the valuation methodologies for financial instruments are set out in the appropriate accounting policies.

Derivatives and other financial instruments designated as at fair value through the income statement or available for sale are recognised at fair value.

As explained in the accounting policy on investment securities, asset backed securities ('ABS') not traded in an active market are valued using valuation models that include non-market

observable inputs. These models use observed issuance prices, benchmarking methodology and modelled market correlations. For each asset class within the ABS portfolio, the implied spread arrived at by using this methodology is applied to the securities within that asset class. Additional assessments are then made on possible deterioration in credit risk for each individual security.

At 31 December 2007, the value of ABS measured using models with non-market observable inputs comprised investment securities of £5,404m (2006 £nil) within financial assets held for trading and £12,386m (2006 £nil) within assets classified as available for sale.

During the year, a £78m pre-tax negative fair value adjustment was recognised in the income statement, within net trading income, on ABS that were valued using models with non-market observable inputs (2006 £nil). In addition to this a post-tax negative fair value adjustment of £158m (2006 £nil) on ABS classified as available for sale was recognised in equity reserves.

For ABS asset valuations using non-market observable inputs, the effect of a one basis point move in credit spreads would result in a pre-tax movement of £2m for ABS assets classified as held for trading and a post-tax movement of £4m, recognised in equity reserves, on assets classified as available for sale.

The use of non-market observable inputs in the valuation models will diminish as and when activity returns to these markets.

Impairment Losses on Loans and Advances

Impairment loss calculations involve the estimation of future cash flows of loans and advances based on observable data at the balance sheet date and historical loss experience for assets with similar credit risk characteristics. These calculations are undertaken on a portfolio basis other than in respect of significant balances, relating principally to larger corporate customers, which are assessed individually. In applying the portfolio basis the Group makes use of various statistical modelling techniques which are specific to different portfolio types. In calculating individual impairment provisions the Group takes account of a number of relevant considerations including historical experience, future prospects of the customer, value of collateral held and reliability of information.

Defined Benefit Schemes

The expected cash flows used in the calculation of the defined benefit schemes' liabilities include a number of assumptions around mortality, inflation rates applicable to defined benefits and the average expected service lives of the employees. The selection of these assumptions and the selection of the discount rate have a material impact on the estimation of the pension liabilities. The discount rate used by the Group to calculate the defined benefit scheme liabilities is based on the market yield at the balance sheet date of high quality bonds with a similar duration to that of the schemes' liabilities. The sensitivity of the scheme liabilities to changes in the principal assumptions used are set out in Note 29.

Long Term Assurance Business

The estimation of the Group's insurance and investment contracts with discretionary participating features ('DPF') liabilities and related value of in-force ('VIF') assets relies on a number of assumptions in forecasting future experience. The selection of appropriate assumptions requires the application of material judgement and is made with reference to historic trends, taking into account the analysis of actual versus expected experience as well as industry data. The sensitivity of the Group's results to changes in certain key variables on long term insurance contracts and investment contracts with DPF are disclosed in Note 24.

As described in the accounting policy for insurance contracts and investment contracts with DPF and in the description of long term assurance business in Note 26 assumptions are made when calculating the value of these contracts, which also impact on the value of the VIF and the unallocated surplus. The Group applies significant judgement when selecting the rates of persistency to be used in these calculations. The considerations given to lapse and surrender rate assumptions are detailed in Note 26.

Effective Interest Rate

As described in the accounting policy for effective interest rate, the Group uses statistical and mathematical models to calculate the effective yield for loans and advances. The Group applies judgement when determining the expected life of these loans. The underlying products usually allow the customer to make early repayment before the contractual maturity date. In estimating the expected life of the loan, the Group takes into account a number of relevant considerations when the asset is initially recognised to estimate the cash flows from early redemptions including the type of product, previous experience of customer behaviour, credit scoring of the customer and anticipated future market conditions. After initial recognition the cash flows from early redemptions are not reassessed in the effective interest rate calculation in the light of actual experience. If the estimated life of the Retail portfolio were to increase or decrease by one month then the carrying value of the Retail portfolio would increase or decrease by £18m respectively.

Goodwill

Goodwill arises on the acquisition of a business. As explained in the accounting policy for goodwill it is subject to a six monthly impairment review by comparing the value in use with the carrying value. When this indicates that the carrying value is not recoverable it is written down through the income statement as goodwill impairment.

The value in use calculation uses cash flow projections based upon the five year business plan with cash flows thereafter being extrapolated using growth rates in the range of 2.25% to 2.50%, reflecting the long term nature of the businesses concerned and the long term trend in growth rate of the respective economy. The pre-tax discount rates used in discounting the projected cash flows are in the range of 10% to 12.2% reflecting the perceived risk within those businesses. As at 31 December 2007 the carrying value of goodwill held on the balance sheet is £1,940m (2006 £1,889m) as shown in Note 19. With the exception of goodwill which has been impaired by £5m during the year leaving a carrying value of £10m, the aggregate headroom between the value in use and carrying value of goodwill plus net assets of the businesses is sufficiently large that changes in growth and discount rates, after allowing for current credit conditions, would have no material impact on the goodwill impairment charge.

1 Income

	2007 £m	2006 £m
Included within net interest income are the following:		
Interest income on financial instruments not designated at fair value through the income statement	**34,807**	26,733
Interest expense on financial instruments not designated at fair value through the income statement	**27,358**	19,269
Net trading income comprises:		
Equity and commodity instruments and related derivatives	**92**	20
Interest bearing securities and related derivatives	**58**	164
Foreign exchange and related derivatives	**72**	95
Fair value hedges:		
Net gains/(losses) from hedging instruments	**1,184**	(2,674)
Net (losses)/gains from hedged items	**(1,227)**	2,688
Cash flow hedge ineffectiveness recognised	**(1)**	(1)
	178	292
Included within net operating income are the following:		
Cash flow hedges:		
Net gains/(losses) released from equity into income	**417**	(123)
Financial instruments at fair value through the income statement:		
Net gains and losses from trading financial instruments and non hedging derivatives	**222**	324
Net gains and losses from designated financial instruments	**5,229**	5,401
Available for sale financial instruments:		
Dividend income	**291**	25
Net realised gains on sale	**263**	244
Financial instruments designated as loans and receivables:		
Net realised gains on sale	**3**	1

2 Non-operating income

	2007 £m	2006 £m
Non-operating income comprises:		
Profit on the sale and leaseback of certain branch premises	**28**	22
Profit on the part disposal of Rightmove plc (Note 17)	**59**	17
Profit on the sale of Insight Investment Management (C.I.) Limited	**4**	
Profit on the dilution of shareholding in Invista Real Estate Investment Management Holdings plc ('Invista')		22
Profit on the sale of Retail Financial Services Limited		9
Profit on the sale of Drive Financial Services LP		180
	91	250

3 Change in Investment Contract Liabilities

	2007 £m	2006 £m
Net change in investment contracts designated at fair value through the income statement	**2,451**	3,034
Net change in investment contracts with DPF	**87**	(124)
	2,538	2,910

4 Administrative Expenses

	2007 £m	2006 £m
Administrative expenses include:		
Mortgage endowment compensation		95
Charge in respect of 'ex-gratia' refunds of unarranged overdraft charges (Note 41)	**122**	
Administrative expenses also include:		
Colleague costs (Note 5)	**2,911**	2,674
Accommodation, repairs and maintenance	**450**	421
Technology	**273**	238
Marketing and communication	**380**	367

5 Colleagues

	Group 2007 Number	Group 2006 Number	Company 2007 Number	Company 2006 Number
The average number of colleagues employed during the year was:				
Full time	**57,129**	55,234	**53,455**	52,033
Part time	**16,958**	16,616	**16,265**	16,229
	74,087	71,850	**69,720**	68,262

The Group refers to its employees as colleagues. Most UK based colleagues are contractually employed by the Company. The expense related to these colleagues is recharged to the subsidiary that gains the benefit of their employment and accordingly there are no residual staff costs held by the Company.

	2007 £m	2006 £m
The aggregate remuneration payable in respect of Group colleagues is included within administrative expenses and comprises:		
Wages and salaries	**2,340**	2,137
Social security costs	**226**	228
Pension costs (Note 29)	**201**	205
Other post retirement benefits (Note 29)	**5**	3
Expense arising from share-based payments (Note 37)	**139**	101
	2,911	2,674

6 Directors' Remuneration

	2007 £'000	2006 £'000
Emoluments	**11,834**	9,577
Total potential pre-tax gains on share options exercised	**715**	402
Total value of shares vested under long term incentive schemes	**4,989**	6,681

Retirement benefits accrued to one Director for part of the year until benefits reached the 'Lifetime Allowance'. In 2006 retirement benefits accrued for one Director for the full year and in respect of five Directors until 5 April 2006 at which point their benefits were above the 'Lifetime Allowance' at 'A-day'. Thereafter further service based accrual ceased with all Directors receiving an annual non-pensionable cash allowance of 25% of salary, payable monthly, in lieu. These payments are included in emoluments. A detailed analysis of Directors' emoluments, pension entitlements, share interests, share options and shares received under incentive schemes is given on pages 123 to 143 in the 'Report of the Board in relation to remuneration policy and practice'.

7 Auditors' Remuneration

The aggregate remuneration of KPMG Audit Plc and its associates for audit and other services (excluding value added taxes) included within administrative expenses is analysed below:

	2007 £m	2006 £m
Statutory audit of the Company and HBOS consolidation	**0.3**	0.3
Fees payable for other services:		
Audit of the Company's subsidiaries and associates	**7.7**	6.5
Other services pursuant to legislation	**1.0**	1.4
Tax services (compliance and advisory)	**0.8**	0.9
Services relating to information technology	**0.1**	0.3
Services relating to corporate finance transactions	**0.3**	0.7
Other services	**1.2**	1.1
Total other services	**11.1**	10.9
	11.4	11.2

7 Auditors' Remuneration continued
Other services pursuant to legislation includes work in support of regulatory reporting and listing rules and includes the review of the half yearly results. Other services relating to corporate finance transactions includes fees for reviews in relation to capital and debt issues, securitisations and covered bond issues.

In addition to the fees included in the consolidated accounts a fee of £nil (2006 £0.2m) was paid to the auditors in respect of the Company's pension scheme.

In respect of the Company, fees in respect of the statutory audit were £22,000 (2006 £22,000) and other fees amounted to £0.3m (2006 £0.2m).

Details of the Audit Committee policy covering the engagement of the external auditors to undertake non-audit work on behalf of the Group is given in the Corporate Governance Report on page 119.

8 Segmental Analysis
Business Sector

							2007
	Retail £m	Corporate £m	Insurance & Investment £m	International £m	Treasury & Asset Management £m	Group Items £m	Total £m
Net interest income – internal	(1,050)	(1,330)	(70)	(1,269)	3,719		
Net interest income – external	5,149	3,381	(28)	2,357	(3,555)		7,304
Net fee and commission income – internal	190	7	(168)	21	(50)		
Net fee and commission income – external	1,075	393	(521)	45	268		1,260
Net trading income – external	(7)	65	(7)	(3)	130		178
Other operating income – internal	19	15		45	(79)		
Other operating income – external	58	2,044	9,611	652	184		12,549
Net operating income	5,434	4,575	8,817	1,848	617		21,291
Administrative expenses – internal	(672)	(151)	(113)	(6)	(42)	984	
Administrative expenses – external	(1,523)	(689)	(680)	(665)	(296)	(1,126)	(4,979)
Depreciation and amortisation	(70)	(1,018)	(57)	(54)	(4)	(199)	(1,402)
Goodwill impairment			(5)				(5)
Other operating expenses			(7,406)	(278)			(7,684)
Operating expenses	(2,265)	(1,858)	(8,261)	(1,003)	(342)	(341)	(14,070)
Impairment losses on loans and advances	(1,294)	(602)		(116)			(2,012)
Impairment losses on investment securities	(22)	(37)		(1)			(60)
Operating profit	1,853	2,078	556	728	275	(341)	5,149
Share of profits of jointly controlled entities and associates	(9)	232	(2)	17	(4)		234
Non-operating income	87				4		91
Profit before taxation	1,931	2,310	554	745	275	(341)	5,474
Total assets	260,055	121,841	88,454	76,087	119,807	703	666,947
Included in total assets:							
Interests in jointly controlled entities and associates	83	786	(41)	133	24		985
Loans and advances to customers	253,389	109,292		67,094	232		430,007
Total liabilities	221,526	57,777	83,297	35,806	245,604	703	644,713
Included in total liabilities: Customer accounts	158,320	44,048	101	23,585	17,167		243,221
Capital expenditure on property and equipment and software	6	43	11	83	16	397	556

In March 2007 the Group announced a divisional reorganisation under which the Group's European Corporate business became part of Corporate division moving from International division. Accordingly the 2006 comparatives have been restated to reflect the new structure.

2006	Retail £m	Corporate £m	Insurance & Investment £m	International [b] £m	Treasury & Asset Management £m	Group Items £m	Total £m
Net interest income – internal	(395)	(547)	(70)	(1,149)	2,161		
Net interest income – external	4,583	2,511	(23)	2,285	(1,956)		7,400
Net fee and commission income – internal	186	11	(185)	4	(16)		
Net fee and commission income – external	1,112	347	(480)	25	159		1,163
Net trading income – external	9	30		4	249		292
Other operating income – internal	(1)				1		
Other operating income – external	44	1,374	11,561	859	21		13,859
Net operating income	5,538	3,726	10,803	2,028	619		22,714
Administrative expenses – internal	(658)	(165)	(98)	(2)	(22)	945	
Administrative expenses – external	(1,495)	(616)	(671)	(581)	(266)	(994)	(4,623)
Depreciation and amortisation	(69)	(827)	(51)	(49)	(4)	(192)	(1,192)
Goodwill impairment		(41)	(14)				(55)
Other operating expenses			(9,242)	(459)			(9,701)
Operating expenses	(2,222)	(1,649)	(10,076)	(1,091)	(292)	(241)	(15,571)
Impairment losses on loans and advances	(1,097)	(429)		(216)			(1,742)
Impairment losses on investment securities		(69)		(2)			(71)
Operating profit	2,219	1,579	727	719	327	(241)	5,330
Share of profits of jointly controlled entities and associates	2	156	(37)	4	1		126
Non-operating income	48			180	22		250
Profit before taxation	2,269	1,735	690	903	350	(241)	5,706
Total assets [a]	242,960	100,860	82,656	57,900	106,658	779	591,813
Included in total assets:							
Interests in jointly controlled entities and associates	57	536	(43)	51			601
Loans and advances to customers	237,710	89,557		48,684	857		376,808
Total liabilities [a]	237,410	92,410	77,421	57,794	104,828	779	570,642
Included in total liabilities:							
Customer accounts	144,577	39,519		17,509	10,252		211,857
Capital expenditure on property and equipment and software	7	39	18	72	10	351	497

(a) The total assets and total liabilities of Corporate include £1,388m and £909m respectively, being the assets and liabilities of the disposal group.
(b) International division includes the income and expenses of Drive which was disposed of during 2006.

8 Segmental Analysis continued

Geographical

The table below analyses the Group results and assets by geographical area based on the location of the customer. For funding costs where the location of the customer cannot be ascertained, the interest expense is matched to the location of the customer generating the interest income.

			2007			2006
	UK £m	Rest of world £m	Total £m	UK £m	Rest of world £m	Total £m
Net interest income	**6,044**	**1,260**	**7,304**	6,393	1,007	7,400
Net fees and commission income	**1,110**	**150**	**1,260**	937	226	1,163
Net trading income	**144**	**34**	**178**	284	8	292
Other operating income	**11,135**	**1,414**	**12,549**	12,652	1,207	13,859
Net operating income	**18,433**	**2,858**	**21,291**	20,266	2,448	22,714
Administrative expenses	**(4,289)**	**(690)**	**(4,979)**	(4,044)	(579)	(4,623)
Depreciation and amortisation	**(1,341)**	**(61)**	**(1,402)**	(1,121)	(71)	(1,192)
Goodwill impairment	**(5)**		**(5)**	(55)		(55)
Other operating expenses	**(6,743)**	**(941)**	**(7,684)**	(8,857)	(844)	(9,701)
Operating expenses	**(12,378)**	**(1,692)**	**(14,070)**	(14,077)	(1,494)	(15,571)
Impairment losses on loans and advances	**(1,893)**	**(119)**	**(2,012)**	(1,521)	(221)	(1,742)
Impairment on investment securities	**(59)**	**(1)**	**(60)**	(69)	(2)	(71)
Operating profit	**4,103**	**1,046**	**5,149**	4,599	731	5,330
Share of profits of jointly controlled entities and associated undertakings	**51**	**183**	**234**	65	61	126
Non-operating income	**91**		**91**	70	180	250
Profit before taxation	**4,245**	**1,229**	**5,474**	4,734	972	5,706
Total assets	**532,572**	**134,375**	**666,947**	499,767	92,046	591,813
Included in total assets:						
Interests in jointly controlled entities and associates	**703**	**282**	**985**	536	65	601
Total liabilities	**498,417**	**146,296**	**644,713**	484,284	86,358	570,642
Capital expenditure on property and equipment and software	**473**	**83**	**556**	425	72	497

9 Taxation

	2007 £m	2006 £m
Current tax		
Corporation tax charge at 30%	**1,124**	978
Relief for overseas taxation	**(73)**	(73)
Overseas taxation	**293**	206
	1,344	1,111
Deferred tax charge (Note 31)	**199**	661
Deferred tax changes in rates of corporation tax (Note 31)	**(178)**	
	21	661
Total income tax on profit	**1,365**	1,772
The above tax expense is made up as follows:		
Tax on policyholder returns	**18**	220
Tax on shareholder returns	**1,347**	1,552

The effective tax rate for the year is 25% (2006 31%) which is lower (2006 higher) than the standard rate of corporation tax in the UK (30%). The differences are explained below:

	2007 £m	2006 £m
Profit before taxation	**5,474**	5,706
Profit multiplied by the standard rate of corporation tax in the UK of 30% (2006 30%)	**1,642**	1,712
Effects of:		
Changes in rates of corporation tax on deferred tax assets and liabilities	**(178)**	
(Income not chargeable)/expenses not deductible for tax purposes	**(48)**	9
Net effect of differing tax rates overseas	**29**	16
Book gains covered by tax exemptions/indexation	**(90)**	(109)
Policyholder tax/differing tax rates for life assurance business	**13**	154
Impairment on investment securities	**16**	23
Adjustments in respect of previous periods	**(14)**	(7)
Other	**(5)**	(26)
Total income tax on profit	**1,365**	1,772
Current tax credit recognised directly in equity		
Relating to share plans	**(21)**	(24)
Relating to available for sale investments	**(117)**	(10)
	(138)	(34)
Deferred tax (credit)/charge recognised directly in equity (Note 31)		
Relating to share plans	**64**	(62)
Relating to available for sale investments	**(65)**	20
Relating to cash flow hedges	**(219)**	125
Relating to employee benefits	**130**	56
Relating to long term assurance	**5**	
Relating to other	**(1)**	
	(86)	139

In addition there is £1m (2006 £nil) recognised in equity relating to changes in the rates of corporation tax (Note 31).

10 Earnings per ordinary share

Basic and diluted earnings per ordinary share are based upon Group profit attributable to ordinary shareholders of £3,965m (2006 £3,820m) which is calculated as follows:

	2007 £m	2006 £m
Profit attributable to parent company shareholders	**4,045**	3,879
Profit attributable to preference shareholders	**(80)**	(59)
Profit attributable to ordinary shareholders	**3,965**	3,820
Profit of disposal group held for sale attributable to ordinary shareholders		(3)
Profit attributable to ordinary shareholders for continuing operations	**3,965**	3,817

To calculate basic earnings per ordinary share the weighted average number of 25p ordinary shares is used and for diluted earnings per ordinary share the weighted average number of actual and potential 25p ordinary shares is used. Details of these are given below:

	2007 Number million	2006 Number million
Actual weighted average number of shares in issue	**3,735**	3,796
Adjustment for weighted average number of shares on which options have been granted but not yet exercised	**23**	42
Potential weighted average number of shares in issue	**3,758**	3,838

The basic and diluted earnings per ordinary share are given below:

	2007 pence	2006 pence
Basic earnings per ordinary share		
Continuing operations	**106.2**	100.5
Disposal group		0.1
Total	**106.2**	100.6
Diluted earnings per ordinary share		
Continuing operations	**105.5**	99.4
Disposal group		0.1
Total	**105.5**	99.5

11 Financial Instruments Held for Trading

Financial assets and liabilities held for trading (other than derivatives) are as follows:

	2007 £m	2006 £m
Financial assets held for trading		
Debt securities	**36,723**	34,884
Loans and advances to banks	**11,601**	11,870
Loans and advances to customers	**6,357**	2,379
Other assets		6
Total	**54,681**	49,139
Financial liabilities held for trading		
Debt securities in issue	**469**	376
Deposits by banks	**8,989**	10,014
Customer accounts	**13,247**	11,551
Other liabilities		393
Total	**22,705**	22,334

12 Disposal group

The assets and liabilities of the disposal group were acquired in 2006 with a view to subsequent disposal. They comprise the Mother Topco Limited group of companies, that includes McCarthy & Stone plc, a UK provider of retirement homes in which the Group had a 58.3% equity interest at 31 December 2006. The assets and liabilities were sold during 2007 and within twelve months of the acquisition date. As the disposal was made at the value at which the group was held at 31 December 2006 no additional profit arose in 2007 that is attributable to the shareholders of the HBOS Group.

13 Derivatives

The Group's derivative transactions are either customer driven and generally matched, held within policyholder funds as permitted by the investment strategies or are carried out for proprietary purposes within limits approved by the Board. Where a derivative held for economic hedging purposes does not qualify for hedge accounting, it is classified below as held for trading.

Group		**2007 Fair value**		2006 Fair value
	Asset £m	**Liability £m**	Asset £m	Liability £m
Derivatives held for trading				
Exchange rate related contracts				
Forward foreign exchange	**1,035**	**856**	409	923
Cross currency swaps	**667**	**297**	371	450
Options	**1**	**1**	26	14
	1,703	**1,154**	806	1,387
Interest rate related contracts				
Interest rate swaps	**5,855**	**5,606**	3,705	3,821
Forward rate agreements	**119**	**111**	46	45
Options	**225**	**287**	176	100
Futures	**20**	**40**	222	250
	6,219	**6,044**	4,149	4,216
Equity/index and commodity related contracts				
Options and swaps	**1,412**	**870**	1,188	714
Credit related contracts				
Credit default swaps	**47**			
Total derivatives held for trading	**9,381**	**8,068**	6,143	6,317
Derivatives held as qualifying hedges	**4,760**	**4,243**	2,469	4,438
	14,141	**12,311**	8,612	10,755

13 Derivatives continued

The Group uses interest rate swaps, cross currency swaps and other derivative instruments to hedge and reduce the interest rate and currency exposures that are inherent in any banking business. The hedge accounting strategy adopted by the Group is to utilise a combination of the macro cash flow, micro fair value and net investment hedge approaches.

The Group has entered into derivative contracts for qualifying hedges as noted below:

Group		**2007 Fair value**		2006 Fair value
	Asset £m	**Liability £m**	Asset £m	Liability £m
Derivatives held as qualifying hedges				
Derivatives designated as fair value hedges				
Interest rate swaps	**732**	**575**	501	441
Forward foreign exchange		**27**		7
Cross currency swaps	**1,679**	**1,682**	246	2,240
Options				4
	2,411	**2,284**	747	2,692
Derivatives designated as cash flow hedges				
Interest rate swaps	**1,558**	**1,801**	1,643	1,121
Forward rate agreements	**10**	**4**	20	9
Cross currency swaps	**756**	**139**	14	605
Futures	**25**	**15**	45	11
	2,349	**1,959**	1,722	1,746
Total derivatives held as qualifying hedges	**4,760**	**4,243**	2,469	4,438

The Company has derivatives designated as fair value hedges. These comprise cross currency swaps with an asset fair value of £154m (2006 £1m) and a liability fair value of £49m (2006 £55m) and interest rate swaps with an asset fair value of £8m (2006 £nil) and a liability fair value of £7m (2006 £1m).

14 Loans and Advances to Customers

	2007 £m	2006 £m
Retail secured lending	**235,849**	219,828
Retail unsecured lending	**19,831**	20,009
Corporate, International and Treasury	**177,700**	140,060
Gross loans and advances to customers	**433,380**	379,897
Impairment losses on loans and advances (Note 15)	**(3,373)**	(3,089)
Net loans and advances to customers	**430,007**	376,808

The Group's lending exposure before impairment provisions and before taking account of collateral is analysed below:

	2007 £m	2006 £m
Agriculture, forestry and fishing	**647**	686
Energy	**1,269**	1,571
Manufacturing industry	**4,332**	4,392
Construction and property	**35,099**	30,177
Hotels, restaurants and wholesale and retail trade	**8,620**	8,705
Transport, storage and communication	**4,834**	6,560
Financial	**4,312**	5,466
Other services	**25,749**	16,961
Individuals		
Home mortgages	**235,771**	219,716
Other personal lending	**22,229**	20,196
Non-UK residents	**90,518**	65,467
	433,380	379,897

	2007 £m	2006 £m
Loans and advances that are neither past due nor impaired	**412,047**	358,536
Loans and advances that are past due but not impaired (Note 43)	**10,786**	12,602
Impaired loans (Note 43)	**10,547**	8,759
	433,380	379,897

Included in loans and advances that are neither past due nor impaired are £229m (2006 £380m) of troubled debt restructured loans that would have been past due or impaired had their terms not been renegotiated.

Loans and advances to customers include advances that are securitised under the Group's securitisation programmes, the majority of which have been sold by subsidiary companies to bankruptcy remote special purpose entities, funded by the issue of debt on terms whereby some of the risks and rewards of the portfolio are retained by the subsidiary. Accordingly, all these advances are retained on the Group's balance sheet with the debt issued included within debt securities in issue (Note 34).

The Group's principal securitisation programmes and the type of loans and advances securitised are as follows:

Programme	Type of loan	2007 £m	2006 £m
Permanent	UK residential mortgages	**31,577**	35,036
Mound	UK residential mortgages	**4,545**	5,692
Swan	Australian residential mortgages	**2,726**	1,756
Candide	Dutch residential mortgages	**2,491**	2,683
Prominent	Commercial loans	**1,101**	798
Covered Bonds	UK residential mortgages	**34,704**	23,476
Social Housing Covered Bonds	UK residential mortgages	**2,362**	2,362
Pendeford	UK residential mortgages	**2,508**	
Melrose	Commercial loans	**750**	817
Other	UK residential mortgages	**104**	110
		82,868	72,730

In addition to the programmes above loans and advances totalling £14,089m (2006 £6,629m) relating to UK residential mortgages have been securitised using credit default swaps.

14 Loans and Advances to Customers continued

Loans and advances to customers include finance leases analysed as follows:

	2007 £m	2006 £m
Gross investment in finance receivables:		
Within one year	**3,151**	2,993
Between one and five years	**5,051**	4,719
More than five years	**4,211**	4,452
	12,413	12,164
Less: unearned finance income	**(3,118)**	(3,213)
Present value of minimum lease payments	**9,295**	8,951
Analysed as:		
Within one year	**2,616**	2,477
Between one and five years	**4,004**	3,531
More than five years	**2,675**	2,943
Finance lease receivables	**9,295**	8,951

At 31 December 2007 total unguaranteed residual values accrued to the benefit of the Group amounted to £20m (2006 £47m).
At 31 December 2007 total accumulated allowance for uncollectable minimum lease payments receivable amounted to £65m (2006 £31m).

15 Impairment Provisions and Losses on Loans and Advances

Impairment provisions	2007 £m	2006 £m
At 1 January	**3,089**	2,938
New impairment provisions less releases	**2,111**	1,819
Amounts written off	**(1,726)**	(1,485)
Disposal of subsidiary undertakings		(65)
Discount unwind/interest income on impaired loans and advances to customers	**(129)**	(99)
Foreign exchange translation	**28**	(19)
At 31 December	**3,373**	3,089
Impairment provisions are held in respect of:		
Retail secured lending	**330**	408
Retail unsecured lending	**1,919**	1,700
Corporate and International	**1,124**	981
	3,373	3,089

Impairment losses	2007 £m	2006 £m
New impairment provisions less releases	**2,111**	1,819
Recoveries of amounts previously written off	**(99)**	(77)
Net charge to income statement	**2,012**	1,742

16 Investment Securities

Group					2007
	Policyholder assets at fair value through the income statement £m	At fair value through the income statement £m	Available for sale £m	Loans and receivables £m	Total £m
Listed					
Debt securities	**20,712**	**7,774**	**31,944**		**60,430**
Equity shares	**46,875**	**393**	**261**		**47,529**
Total listed	**67,587**	**8,167**	**32,205**		**107,959**
Unlisted					
Debt securities	**2**	**1,022**	**14,833**	**1,266**	**17,123**
Equity shares	**94**	**274**	**2,948**		**3,316**
Total unlisted	**96**	**1,296**	**17,781**	**1,266**	**20,439**
Total	**67,683**	**9,463**	**49,986**	**1,266**	**128,398**
Comprising:					
Debt securities	**20,714**	**8,796**	**46,777**	**1,266**	**77,553**
Equity shares	**46,969**	**667**	**3,209**		**50,845**

Group					2006
	Policyholder assets at fair value through the income statement £m	At fair value through the income statement £m	Available for sale £m	Loans and receivables £m	Total £m
Listed					
Debt securities	19,821	4,170	26,821		50,812
Equity shares	45,525	197	51		45,773
Total listed	65,346	4,367	26,872		96,585
Unlisted					
Debt securities	39	1,710	15,772	493	18,014
Equity shares		222	2,210		2,432
Total unlisted	39	1,932	17,982	493	20,446
Total	65,385	6,299	44,854	493	117,031
Comprising:					
Debt securities	19,860	5,880	42,593	493	68,826
Equity shares	45,525	419	2,261		48,205

The fair value movement during the year on investment securities held at fair value through the income statement is a gain of £1,014m (2006 £3,679m) and the fair value movement during the year on investment securities classified as available for sale is a loss of £516m (2006 a gain of £135m). Within the fair value movement for available for sale is a loss of £105m (2006 loss of £136m) relating to assets subject to fair value hedging, which is included in net trading income.

In keeping with normal market practice, the Group enters into securities lending transactions and repurchase agreements, whereby cash and securities are temporarily received or transferred as collateral. Debt securities with a value of £13,707m (2006 £2,989m) were subject to agreement to repurchase, where the transferee obtains the right to pledge or sell the asset they receive. Debt securities also include securities pledged as collateral as part of securities lending transactions amounting to £11,918m (2006 £11,818m).

Debt securities include asset backed securities of £18,563m (2006 £19,017m) which are held in the Group's Grampian conduit. This is a series of bankruptcy.remote special purpose entities ('SPEs') that are funded by the issue of commercial paper and banking facilities. The commercial paper is included within debt securities in issue (Note 34). As some of the rewards and risks of the portfolio are retained by the Group, including the provision of liquidity facilities by Bank of Scotland plc to the conduit, the assets and liabilities of the conduit are consolidated as part of the Group. The Group also has a smaller conduit, Landale, of which three of the five SPEs are consolidated. These hold debt securities of £604m (2006 £271m) which are included in the total of available for sale investments. Details of the Landale SPEs that are not consolidated by the Group are given in Note 46. There are no impairment provisions held in respect of the Group's investment securities.

Investment securities held by the Company are designated as available for sale and comprise £1m (2006 £4m) unlisted equity shares and £nil (2006 £36m) of listed debt securities. The fair value at 31 December 2007 is £1m (2006 £40m) and the fair value movement during the year was £nil (2006 £nil).

Securities held as collateral as stock borrowed or under reverse repurchase agreements amounted to £39,975m (2006 £33,773m). These are not recognised as assets and are therefore not included above. Of this amount the Group had resold or repledged £28,817m (2006 £25,309m) as collateral for its own transactions.

17 Interests in Jointly Controlled Entities and Associates

Interests in jointly controlled entities	Acquired book value £m	Equity adjustments £m	Share of net assets £m	Goodwill £m	Carrying value £m
At 1 January 2007	**520**	**(105)**	**415**	**5**	**420**
Exchange translation	**12**		**12**		**12**
Acquisitions and subscriptions of capital	**287**		**287**		**287**
Transfer to associates	**(3)**	**4**	**1**		**1**
Transfer from associates	**63**	**15**	**78**		**78**
Disposals	**(60)**	**(4)**	**(64)**		**(64)**
Profit after tax		**234**	**234**		**234**
Dividends paid		**(132)**	**(132)**		**(132)**
At 31 December 2007	**819**	**12**	**831**	**5**	**836**

The transfer from associates to jointly controlled entities is in respect of the Group's interest in Sainsbury's Bank plc, following the acquisition on 8 February 2007 of an additional 5% interest taking the Group's shareholding to 50%.

The Group's share of jointly controlled entities include the following:

	Profit after tax £m	Current assets £m	Non-current assets £m	Current liabilities £m	Non-current liabilities £m	Equity £m
2007	**234**	**5,802**	**5,253**	**(5,126)**	**(5,093)**	**836**
2006	112	3,604	5,290	(4,462)	(4,012)	420

The Group's unrecognised share of losses for the year is £22m (2006 £36m). For entities making losses, subsequent profits earned are not recognised until previously unrecognised losses are extinguished. The Group's unrecognised share of losses net of unrecognised profits on a cumulative basis is £68m (2006 £82m).

Interests in associates	Acquired book value £m	Equity adjustments £m	Share of net assets £m	Goodwill £m	Carrying value £m
At 1 January 2007	**133**	**48**	**181**		**181**
Exchange translation	**1**		**1**		**1**
Acquisitions and subscriptions of capital	**109**		**109**		**109**
Transfer to jointly controlled entities	**(63)**	**(15)**	**(78)**		**(78)**
Transfer from jointly controlled entities	**3**	**(4)**	**(1)**		**(1)**
Disposals	**(40)**	**(13)**	**(53)**		**(53)**
Dividends paid		**(10)**	**(10)**		**(10)**
At 31 December 2007	**143**	**6**	**149**		**149**

The Group's share of associates include the following:

	Profit after tax £m	Assets £m	Liabilities £m	Equity £m
2007		**1,652**	**(1,503)**	**149**
2006	14	3,284	(3,103)	181

The Group's unrecognised share of losses for the year is £5m (2006 £nil). For entities making losses, subsequent profits earned are not recognised until previously unrecognised losses are extinguished. The Group's unrecognised share of losses net of unrecognised profits on a cumulative basis is £4m (2006 £nil).

The Group's main jointly controlled entities and associates in operation at 31 December 2007 are as follows:

	Nature of business		Issued share capital	Group's interest	Statutory accounts made up to	Principal area of operations
Jointly controlled entities						
AA Personal Finance Limited	Finance	ordinary	3,000,002	50%	December 2007	UK
esure Holdings Ltd	Insurance	ordinary	3,330,000	70%	December 2007	UK
		preference	175,170,000	100%		
Green Property Investment Fund 1 plc	Investment	ordinary	48,768,400	50%	June 2007	Ireland
Sainsbury's Bank plc	Banking	ordinary	70,000,000	50%	December 2007	UK
Associates						
Rightmove plc	Property website	ordinary	129,399,978	13%	December 2007	UK

Except for the Green Property Investment Fund 1 plc which is incorporated in Ireland, all of the interests in jointly controlled entities and associates above are incorporated in the UK. Rightmove plc is listed on the London Stock Exchange and the Group's interest had a market valuation of £76m at 31 December 2007. The Group reduced its holding in Rightmove plc from 22% to 13% during the year (Note 2) and continues to consider the investment as an associate as a result of the influence arising from the Group's representation on its Board. All other interests are unlisted. All interests in jointly controlled entities and associates are held by subsidiaries. Where entities have accounts that are drawn up to a date other than 31 December management accounts are used when accounting for them by the Group.

18 Investments in subsidiaries

Investments in subsidiaries comprise investments in ordinary shares and capital contributions carried at cost. There are no impairment provisions in respect of investments in subsidiaries.

	Ordinary shares £m	Capital contributions £m	Total £m
At 1 January 2007	**10,962**	**1,033**	**11,995**
Subscriptions of capital	**2,480**		**2,480**
At 31 December 2007	**13,442**	**1,033**	**14,475**

Amounts owed by Group entities of £38,885m (2006 £27,765m) include £10,044m (2006 £6,679m) of other borrowed funds loaned to subsidiaries.

The main subsidiaries at 31 December 2007 are as follows:

	Company's interest in ordinary share capital and voting rights	Principal business	Country of incorporation
Bank of Scotland plc	100%	Banking, financial and related services	UK
and subsidiaries, including			
Bank of Scotland (Ireland) Ltd	100%	Banking	Ireland
HBOS Australia Pty Ltd and subsidiaries, including			
Bank of Western Australia Ltd	100%	Banking	Australia
HBOS Covered Bonds LLP	100%[a]	Residential mortgage funding	UK
Halifax Share Dealing Ltd	100%	Execution only stockbroking	UK
HBOS Insurance & Investment Group Ltd	100%	Investment holding	UK
and subsidiaries, including			
Halifax General Insurance Services Ltd	100%	General insurance brokerage	UK
St. Andrew's Insurance plc	100%	General insurance	UK
Clerical Medical Investment Group Ltd	100%	Life assurance	UK
Clerical Medical Managed Funds Ltd	100%	Life assurance	UK
Halifax Life Ltd	100%	Life assurance	UK
Halifax Investment Fund Managers Ltd	100%	OEIC management	UK
Insight Investment Management Ltd	100%	Investment management	UK
Invista Real Estate Investment Management Holdings plc	55%	Property investment management	UK
St. Andrews Life Assurance plc	100%	Pensions	UK
St. James's Place plc	60%	Financial services	UK

(a) HBOS Covered Bonds LLP does not have ordinary share capital. The Group consolidates a 100% interest in this entity.

On 17 September 2007 in accordance with the provisions of the HBOS Group Reorganisation Act 2006 ("the Act"), the Governor and Company of the Bank of Scotland registered as a public limited company under the Companies Act and changed its name to Bank of Scotland plc. On the same day, under the Act, the business activities, assets (including investments in subsidiaries) and liabilities of CAPITAL BANK plc, Halifax plc and HBOS Treasury Services plc transferred to Bank of Scotland plc.

19 Goodwill and Other Intangible Assets

Group	2007 £m	2006 £m
Goodwill	**1,940**	1,889
Other intangibles	**850**	800
	2,790	2,689

Goodwill	2007 £m	2006 £m
At 1 January	**1,889**	1,666
Exchange translation	**38**	(14)
Acquired through business combinations	**8**	200
Additions	**25**	
Transfer from jointly controlled entities		96
Disposals	**(15)**	(4)
Impairment losses charged to the income statement	**(5)**	(55)
At 31 December	**1,940**	1,889

The Group carries out semi-annual and, if necessary, other impairment reviews of cash-generating units to which goodwill is allocated as described in the accounting policy on goodwill. The critical accounting estimate in respect of goodwill explains the assumptions used and sensitivity of the impairment testing. Arising from this, the impairment loss of £5m in the year primarily relates to a partial write-down of the goodwill held in respect of fund management business in Insurance & Investment division following the latest semi-annual impairment review. The impairment loss of £55m in 2006 principally relates to the full write down of the goodwill held in respect of a Corporate specialist leasing company following an impairment review.

Goodwill is analysed on a divisional basis as follows:

	2007 £m	2006 £m
Retail	**455**	443
Corporate	**277**	280
Insurance & Investment	**832**	835
International	**337**	292
Treasury & Asset Management	**39**	39
Total	**1,940**	1,889

			2007			2006
Other intangible assets	Purchased value of in-force investment contracts £m	Software and other intangible assets £m	Total £m	Purchased value of in-force investment contracts £m	Software and other intangible assets £m	Total £m
Cost						
At 1 January	**396**	**1,069**	**1,465**	396	902	1,298
Exchange translation		**24**	**24**		(2)	(2)
Acquired through business combination		**7**	**7**		6	6
Additions		**249**	**249**		197	197
Disposals		**(16)**	**(16)**		(34)	(34)
At 31 December	**396**	**1,333**	**1,729**	396	1,069	1,465
Amortisation						
At 1 January	**45**	**620**	**665**	21	495	516
Exchange translation		**23**	**23**		(1)	(1)
Amortisation charge for the year	**30**	**163**	**193**	24	137	161
Disposals		**(2)**	**(2)**		(11)	(11)
At 31 December	**75**	**804**	**879**	45	620	665
Carrying value						
At 1 January	**351**	**449**	**800**	375	407	782
At 31 December	**321**	**529**	**850**	351	449	800

The Company has other intangible assets at a cost of £10m (2006 £10m) less accumulated amortisation of £4m (2006 £2m), of which £2m (2006 £2m) is the amortisation charge for the year.

20 Property and Equipment

	Property £m	Equipment £m	2007 Total £m	Property £m	Equipment £m	2006 Total £m
Cost						
At 1 January	**1,662**	**1,613**	**3,275**	1,533	1,567	3,100
Exchange translation	**5**	**11**	**16**	(3)	(6)	(9)
Acquired through business combination		**1**	**1**	15	5	20
Additions	**123**	**184**	**307**	134	146	280
Disposals	**(38)**	**(187)**	**(225)**	(38)	(90)	(128)
Disposal of subsidiary undertakings				(2)	(9)	(11)
Transfer (to)/from investment property (Note 21)	**(19)**		**(19)**	23		23
At 31 December	**1,733**	**1,622**	**3,355**	1,662	1,613	3,275
Depreciation						
At 1 January	**590**	**1,112**	**1,702**	550	1,017	1,567
Exchange translation	**5**	**7**	**12**		(5)	(5)
Depreciation charge for the year	**59**	**165**	**224**	53	166	219
Disposals	**(26)**	**(51)**	**(77)**	(12)	(60)	(72)
Disposal of subsidiary undertakings				(1)	(6)	(7)
At 31 December	**628**	**1,233**	**1,861**	590	1,112	1,702
Carrying value						
At 1 January	**1,072**	**501**	**1,573**	983	550	1,533
At 31 December	**1,105**	**389**	**1,494**	1,072	501	1,573

Included within Group property and equipment are assets that are in the course of construction amounting to £306m (2006 £353m) which are not depreciated until the assets are brought into use. These are primarily properties that will be classified as investment properties upon completion.

21 Investment Properties

	2007 £m	2006 £m
At 1 January	**5,010**	3,942
Disposals	**(58)**	(2)
Net movement in properties held by policyholder funds	**351**	655
Fair value movement	**(591)**	438
Transfer from/(to) property and equipment (Note 20)	**19**	(23)
At 31 December	**4,731**	5,010

Investment properties are carried at their fair value as determined by independent qualified surveyors having recent experience in the location and category of the property being valued. Fair values were determined having regard to recent market transactions for similar properties.

Rental income and expenses in respect of the above properties amounted to £221m and £11m respectively (2006 £249m and £25m respectively). At 31 December 2007 investment properties of £4,697m (2006 £4,917m) are held in the Insurance & Investment business.

22 Operating Lease Assets

Assets leased to customers include the following amounts in respect of operating lease assets:

	Cost £m	Depreciation £m	2007 Carrying value £m	Cost £m	Depreciation £m	2006 Carrying value £m
At 1 January	**6,164**	**(1,483)**	**4,681**	4,370	(1,255)	3,115
Exchange translation	**(28)**	**30**	**2**	(88)	34	(54)
Acquired through business combination				1,428		1,428
Additions	**1,785**		**1,785**	1,804		1,804
Disposals	**(1,438)**	**598**	**(840)**	(1,350)	550	(800)
Depreciation charge for the year		**(985)**	**(985)**		(812)	(812)
At 31 December	**6,483**	**(1,840)**	**4,643**	6,164	(1,483)	4,681

Future minimum lease payments under non-cancellable operating leases are due to be received in the following periods:

	2007 £m	2006 £m
Not later than one year	**864**	1,264
Later than one year and not later than five years	**1,920**	1,578
Later than five years	**689**	802
	3,473	3,644

23 Deferred Costs

	2007 £m	2006 £m
Deferred acquisition costs	**352**	278
Deferred origination costs	**749**	575
	1,101	853

24 Value of In-Force Long Term Assurance Business

	2007 £m	2006 £m
At 1 January	**3,104**	2,847
Disposals		(16)
Unwind of discount rate	**245**	227
Transfer to the income statement	**(415)**	(479)
Effect of experience	**(201)**	8
New business	**567**	558
Changes in assumptions	**(180)**	(32)
Exchange translation	**64**	(9)
At 31 December	**3,184**	3,104

Assumptions

The key assumptions used in the measurement of the value of in-force long term assurance business relating to insurance contracts and investment contracts with a discretionary participating feature ('DPF') are determined by the Board of Directors.

The economic assumptions that have the greatest effect on the calculation of the value of in-force long term assurance business are set out below. These assumptions require the application of material judgement and are chosen to represent a long term view of the likely economic environment.

The experience assumptions set out in Note 26 also have a significant effect on the cash flow projections. The selection of these assumptions also requires the application of material judgement and is made with reference to historic trends, taking into account the analysis of actual versus expected experience as well as industry data.

Additional information on the long term assurance business risk is set out on pages 99 to 101 of the 'Risk Management' report.

Risk discount rate

The risk discount rate, the rate used to calculate the present value of the future projected cash flows, is based on the long term view of the risk free rate of return. As a long term view, it necessarily involves the application of judgement. The risk discount rate is increased to reflect the uncertainty associated with the projected cash flows. This increase can be broken down into two principal components, being the investment risk component and the insurance risk component.

The investment risk component represents an allowance for uncertainty as to the level of future margins that will actually be achieved by the Group's investments. The level of the investment risk component is chosen so as to avoid capitalising any investment risk premiums over the long term view of the risk free rate of return.

The insurance risk component represents an additional allowance in the risk discount rate to reflect the potential volatility of, and uncertainty around, the future level of insurance risk inherent in the contracts.

The breakdown of the risk discount rate is shown in the table below:

	2007 **%**	2006 %
Long term view of risk free rate of return	**5.0**	5.0
Investment risk component	**1.0**	1.0
Insurance risk component	**2.0**	2.0
Total	**8.0**	8.0

In isolation of any other assumption changes, an increase in the risk discount rate would result in a decrease in the value of in-force long term assurance business reducing profits and vice versa.

Investment return

Assumptions are set for each individual asset class based on the long term view of expected returns, and weighted to produce an investment return assumption for each particular class of business. The weighting is based on the long term asset allocation strategy for each class of business. The table below sets out the long term view of the expected returns for the principal asset classes:

	2007 **%**	2006 %
Return on fixed interest securities	**5.0-5.5**	5.0-5.5
Return on equities	**7.5**	7.5

In isolation, an increase in the investment return assumption would lead to an increase in profits, and vice versa.

24 Value of In-Force Long Term Assurance Business continued

Expenses

Operating expense assumptions reflect the projected costs of maintaining and servicing in-force insurance contracts and investment contracts with DPF and associated overhead expenses. The current level of expenses is taken as an appropriate expense base. The current expenses are analysed having regard to the volume and type of business in force to derive per contract expense assumptions. These per policy expense assumptions are assumed to increase over the course of the projections in line with expected expenses over the plan period reverting to an assumed expense inflation rate of 3% (2006 3%) thereafter.

Changes in assumptions

There were no significant changes in the economic assumptions during 2007 used in the derivation of the value of in-force long term assurance business. However, there were a number of changes to the underlying experience assumptions used to estimate the cash flows from the long term assurance business. Additionally, certain non-profit reserving methodologies have been updated to take account of the adoption of PS06/14 in 2007. This has the effect of decreasing both the value of in-force long term assurance business asset and insurance contract liabilities. Overall this has a net positive impact in 2007. These are discussed further in Note 26.

Sensitivities

The tables below indicate the stand alone impact of changes to certain key variables on long term assurance business, this includes the impact on long term insurance contracts, investment contracts with DPF, value of in-force long term assurance business and related financial assets in support of the long term business but excluding those relating to investment contract liabilities.

	Change in variable	**2007 Increase/ (decrease) in profit after tax £m**
Interest rates increase into perpetuity	**25bps**	**(23)**
Equity/property market values fall and thereafter increase based on the long term view of the risk free rate	**-10%**	**(106)**
Maintenance expenses fall and thereafter increase by the estimated expense inflation rate	**-10%**	**43**
Mortality/morbidity rates decrease across all non annuity policy types and age groups	**-5%**	**30**
Mortality rates decrease across all annuity policy types and age groups	**-5%**	**(20)**
Lapse and surrender rates decrease across all policy types and cohorts over the duration of their lives (excluding paid-up policies)	**-10%**	**77**

	Change in variable	2006 Increase/ (decrease) in profit after tax £m
Interest rates increase into perpetuity	25bps	(24)
Equity/property market values fall and thereafter increase based on the long term view of the risk free rate	-10%	(77)
Maintenance expenses fall and thereafter increase by the estimated expense inflation rate	-10%	44
Mortality/morbidity rates decrease across all non annuity policy types and age groups	-5%	27
Mortality rates decrease across all annuity policy types and age groups	-5%	(18)
Lapse and surrender rates decrease across all policy types and cohorts over the duration of their lives (excluding paid-up policies)	-10%	64

Although the tables above demonstrate the impact of individual variable changes, in practice due to the correlation between certain variables change in one variable would normally be expected to have an impact on other assumptions. It should also be noted that in some instances these sensitivities are non-linear.

25 Other Assets

	Group 2007 £m	Group 2006 £m	Company 2007 £m	Company 2006 £m
Reinsurance assets (Note 26)	**963**	874		
Group relief recoverable			**380**	291
Other assets	**6,505**	3,797	**15**	53
	7,468	4,671	**395**	344

26 Insurance Contract Liabilities

	2007 Gross liabilities £m	2007 Reinsurance assets (Note 25) £m	2007 Net of reinsurance £m	2006 Gross liabilities £m	2006 Reinsurance assets (Note 25) £m	2006 Net of reinsurance £m
Long term insurance contract liabilities						
Insurance contracts within the with-profit fund	**5,640**		**5,640**	5,934		5,934
Insurance contracts within the non-profit funds	**20,274**	**(956)**	**19,318**	18,179	(864)	17,315
	25,914	**(956)**	**24,958**	24,113	(864)	23,249
General insurance contract liabilities						
Provision for unearned premiums	**652**	**(7)**	**645**	615	(9)	606
Claims provisions including claims incurred but not reported ('IBNR')	**298**		**298**	249	(1)	248
	950	**(7)**	**943**	864	(10)	854
Total insurance contract liabilities	**26,864**	**(963)**	**25,901**	24,977	(874)	24,103

The change in insurance contract liabilities (net of reinsurance) is analysed as follows:

	2007 £m	2006 £m
At 1 January	**24,103**	21,082
Changes in assumptions	**(279)**	(116)
Additional insurance liabilities arising	**1,895**	3,178
Exchange translation	**182**	(41)
At 31 December	**25,901**	24,103

26 Insurance Contract Liabilities continued

Long Term Insurance Contract Liabilities

The Group principally writes the following long term contracts which contain insurance risk. The contracts also contain financial risk. The principal risks associated with each type of contract are described below.

Life assurance – The policyholder is insured against death or permanent disability usually for predetermined amounts (principally mortality and disability risk).

Annuity products – The policyholder is entitled to payments for the duration of their life and is therefore insured for living longer than expected (principally longevity and market risk).

With-profit business – The primary purpose of these products is to provide a long term smoothed investment vehicle to the policyholder, protecting them against short term market fluctuations. The policyholder is also usually insured against death and the policy may carry an annuity option at maturity (principally market risk).

Unit-linked business – The primary purpose of these products is to provide an investment vehicle but where the policyholder is also insured against death (principally market risk).

Additional information on the risk associated with the long term assurance business is set out on pages 99 to 101 of the 'Risk Management' report.

The table below sets out the extent of the above exposures based on the carrying value of the liabilities:

	2007 Insurance contract liabilities £m	2007 Reinsurers' share of contract liabilities £m	2007 Net insurance contract liabilities £m	2006 Insurance contract liabilities £m	2006 Reinsurers' share of contract liabilities £m	2006 Net insurance contract liabilities £m
Life assurance	**327**	**(28)**	**299**	684	(80)	604
Annuity products	**2,041**		**2,041**	2,061		2,061
With-profit	**5,640**		**5,640**	5,934		5,934
Unit-linked	**17,893**	**(921)**	**16,972**	15,430	(784)	14,646
Other	**13**	**(7)**	**6**	4		4
Total	**25,914**	**(956)**	**24,958**	24,113	(864)	23,249

Guarantees and options

The products with the most significant guarantees and options are certain with-profit bonds which allow surrenders at specified dates without market value adjustments being applied and withdrawals to be taken without penalty; certain contracts which provide guaranteed minimum levels of return on policyholder contributions made to the contract; and certain pension contracts containing an option that allows the policyholder to take an annuity benefit at any time between their 60th and 75th birthday on annuity rates that were guaranteed at the outset of the contract. There are no other material guarantees and options within the long term assurance business other than those discussed above.

For contracts where there are guarantees and options the most significant factor in determining the cost of the guarantees and options (other than economic conditions in which the option or guarantee has value) is the actual take up rate of options. The most significant factor in determining take up rates is customer behaviour which is influenced by a number of factors including the value of the contract, and the financial circumstances of the individuals. The financial impact is dependent on the value of corresponding investments, interest rates and longevity at the time of the claim.

In order to measure the risk of these guarantees, the Group makes use of statistical modelling techniques where appropriate to determine the possible and most likely range of outcomes. To help mitigate the risks, the Group makes use of matching techniques in order to hedge part of the expected cash flows arising under the guarantees in these contracts with financial instruments.

Experience and valuation rates of interest assumptions

The assumptions used in the measurement of insurance liabilities are determined by the Board of Directors. Material judgement is required in the choice of assumptions relating to insurance contracts.

The assumptions that have the greatest effect on the measurement of the insurance contract liabilities are set out by type of business below.

Mortality and longevity rates

The process used to determine the Group's mortality and longevity assumptions starts with an internal investigation of the Group's actual mortality experience over the last five years. This investigation is updated regularly.

The results of this investigation are considered in the context of a number of factors including the credibility of the results (which will be affected by the volume of data available), any exceptional events that have occurred during the period being considered, any known or expected trends in underlying data and relevant published market data.

The rates derived from the Group's experience are adjusted in the light of the factors mentioned above to derive a set of 'best estimate' rates. No deliberate margins for prudence are introduced as part of this process. These 'best estimate' assumptions will be used in the projection of 'best estimate' cash flows, such as the measurement of the value of in-force long term assurance business.

For insurance contracts within the non-profit funds, the liabilities are assessed on a prudent basis and hence the rates used need to include a margin for adverse deviation that will increase liabilities and provide some protection from the risk that actual experience is worse than the 'best estimate' assumptions.

For insurance contracts within the with-profit fund, the liabilities are required to be determined using the realistic or 'best estimate' assumptions.

The mortality tables used are as follows:

	2007	2006
Non-profit policies		
Pension annuities		
Males	**98% PMA92 mc (1.5% minimum improvement)**	95% PMA92 mc
Females	**80% PFA92 75% mc (1% minimum improvement)**	80% PFA92 75% mc
Term assurances		
Males	**24% – 79% TM92**	43% – 145% TM92
Females	**26% – 95% TF92**	55% – 160% TF92
Unit-linked policies		
Life assurance and pensions	**58% – 143% AM92/AF92**	60% – 150% AM92/AF92
With-profit policies		
Life assurance and pensions	**49% – 132% AM92/AF92**	75% – 85% AM92/AF92

For life assurance policies, increased mortality rates would lead to a larger number of claims and claims occurring sooner than anticipated, increasing the expenditure and reducing profits. For annuity contracts, the opposite is true.

Lapse and surrender rates (persistency)

A lapse occurs when the termination of a contract results from the non-payment of premiums due under that contract. A surrender occurs when a policyholder decides to voluntarily terminate their contract. Paid-up and partial surrender are additional forms of lapse and surrender.

The process used to determine contract lapse and surrender rates is similar to that used to determine mortality and longevity rates. The previous experience of the Group from 2004 to 2006 is analysed using statistical techniques. As the experience can vary considerably between different product types and for contracts which have been in force for different periods, the internal analysis breaks the data down into broadly homogeneous groups for the purposes of this analysis. This analysis is updated regularly.

The most recent experience is considered along with the results of previous analyses in order to determine a 'best estimate' view of what persistency experience will be in the future. In determining this 'best estimate' view, a number of factors are considered including the credibility of the results (which will be affected by the volume of data available), any exceptional events that have occurred during the period being considered, any known or expected trends in underlying data and relevant published market data.

These 'best estimate' assumptions will be used in the projection of 'best estimate' cash flows, such as the measurement of the value of in-force long term assurance business. For insurance contracts within the non-profit funds, the liabilities are calculated assuming a prudent scenario. For insurance contracts within the with-profit fund, the liabilities are required to be determined using the realistic or 'best estimate' assumptions.

Lapse and surrender rates vary according to both contract type and the length of time a contract has been in force. No lapse and surrender rates have been presented because it is impractical to summarise the information in a meaningful manner.

The impact of an increase in lapse and surrender rates on contracts without guarantees and options would most likely result in a decrease in profits, as the contracts would no longer be in force to generate cash flows in the future. However, for certain policies with valuable guarantees and options (principally within the with-profit fund), increased lapse and surrender rates may be beneficial to the Group as the policyholder loses the ability to exercise the potentially valuable guarantee or option when their policy terminates.

26 Insurance Contract Liabilities continued

Valuation rate of interest

The valuation rate of interest is the rate used to discount the projected cash flows on the contracts in order to determine the value of the liabilities as at the reporting date.

For insurance contracts within the non-profit funds, the liabilities are calculated using an estimate of the prudent valuation rate of interest determined according to specific rules set out by the Financial Services Authority.

For insurance contracts within the with-profit fund, the liabilities are calculated using a realistic or market consistent valuation rate of interest based on the prevailing economic conditions at the time of the liability assessment without further adjustment.

The valuation rates of interest used are as follows:

	2007	2006
Non-profit policies		
Pension annuities	**4.1% – 5.3%**	4.4% – 4.8%
Term assurances	**3.5% – 4.4%**	3.0% – 3.75%
Unit-linked policies		
Life assurance	**3.3% – 4.0%**	3.0% – 3.5%
Pensions	**4.1% – 4.9%**	3.75% – 4.4%

In isolation, an increase in the valuation rate of interest decreases liabilities leading to an increase in profits or vice versa.

Discretionary participating bonus rates

The distributions to policyholders with insurance and investment contracts with DPF are determined by the Board of Directors of subsidiaries based on local regulations and in line with arrangements in individual policy contracts. For insurance and investment contracts with DPF in the with-profit fund, the distributions to policyholders are governed by the fund's Principles and Practices of Financial Management. No material changes were made to the distribution policies for insurance and investment contracts with DPF during the year under review.

Changes in experience and valuation rate of interest assumptions

There were a number of changes made to assumptions used to calculate the value of policyholder liabilities in both 2007 and 2006. The most significant changes to the liability valuations were due to changes in valuation rates of interest, which were updated to reflect the prevailing economic conditions at the balance sheet date. Additionally, certain non-profit reserving methodologies have been updated to take account of the adoption of PS06/14 in 2007. This has the effect of decreasing both the value in-force long term assurance business asset and the long term insurance contract liabilities.

General Insurance Contract Liabilities

The insurance business's general insurance claim provisions including IBNR by policy type are set out in the table below:

	2007			2006		
	Gross claims provisions £m	**Reinsurers' share of claims provisions £m**	**Net claims provisions £m**	Gross claims provisions £m	Reinsurers' share of claims provisions £m	Net claims provisions £m
Repayment insurance	**94**		**94**	110		110
Household insurance	**192**		**192**	135		135
Other insurance	**12**		**12**	4	(1)	3
Total	**298**		**298**	249	(1)	248

Assumptions

For general insurance contracts, claims provisions (comprising provisions for claims reported by policyholder and IBNR claims) are established to cover the ultimate costs of settling the liabilities in respect of claims that have occurred and are estimated based on known facts and anticipated experience at the balance sheet date. The provisions are refined as part of a regular ongoing process as claims experience develops, certain claims are settled and further claims are reported. Outstanding claims provisions are not discounted for the time value of money.

The measurement process primarily includes projection of future claims costs through a combination of actuarial and statistical projection techniques. In certain cases, where there is a lack of reliable historical data on which to estimate claims development, relevant benchmarks of similar business are used in developing claims estimates.

The principal assumption underlying the estimates is the general insurance business's past claims development experience. This includes assumptions in respect of average claims costs, claims handling costs, claims inflation factors, and claim numbers for each accident year. Judgement is used to assess the extent to which external factors such as judicial decisions and government legislation affect the estimates.

Additional information on the Group's general insurance risk is given on pages 101 to 102 of the 'Risk Management' report.

27 Investment Contract Liabilities

	2007 £m	2006 £m
Investment contract liabilities	**40,387**	34,806
Investment contract liabilities with DPF	**7,192**	8,694
	47,579	43,500
Investment contracts related to collective investment schemes	**5,249**	5,986
Total investment contract liabilities	**52,828**	49,486

28 Unallocated Surplus

	2007 £m	2006 £m
At 1 January	**1,543**	974
Change in the year	**(50)**	569
At 31 December	**1,493**	1,543

The nature of certain insurance and investment contracts with DPF within the with-profit fund is such that the allocation of the surplus assets between the policyholder and the Group has not been determined at the end of the accounting period. The unallocated surplus comprises these surplus assets and is deemed to be a liability until allocation to the appropriate party has been determined. In accordance with the requirements of FRS 27, the 'best estimate' of the Group's share of future bonuses has been recognised as part of the unallocated surplus.

Sensitivities

The table below indicates the stand alone impact of changes to certain key variables that have the greatest impact on the Group's with-profit fund. These are shown with reference to the unallocated surplus and the underlying with-profit liabilities:

	Change in variable	Increase/ (decrease) in liabilities £m	2007 Impact on unallocated surplus £m
Interest rates increase into perpetuity	**25bps**	**(94)**	**29**
Equity/property market values fall and thereafter increase based on the long term view of the risk free rate	**-10%**	**(652)**	**(257)**
Lapse and surrender rates decrease across all policy types and cohorts (excluding paid-up policies)	**-10%**	**16**	**(16)**

	Change in variable	Increase/ (decrease) in liabilities £m	2006 Impact on unallocated surplus £m
Interest rates increase into perpetuity	25bps	(142)	26
Equity/property market values fall and thereafter increase based on the long term view of the risk free rate	-10%	(757)	(201)
Lapse and surrender rates decrease across all policy types and cohorts (excluding paid-up policies)	-10%	16	(16)

Although the tables above demonstrate the impact of individual variable changes, in practice due to the correlation between certain variables a change in one variable would normally be expected to have an impact on other assumptions. It should also be noted that in some instances these sensitivities are non-linear.

29 Post Retirement Benefits
The Group operates defined benefit and defined contribution pension schemes, as well as defined benefit post retirement medical and concessionary mortgage plans. The charge for the year in respect of the pension schemes is £206m (2006 £208m) comprising £141m (2006 £161m) for defined benefit schemes, £60m (2006 £44m) for defined contribution schemes and £5m (2006 £3m) for other post retirement benefits.

Defined contribution post employment benefit plans
The principal Group defined contribution plan is the HBOS Group Money Purchase Scheme. It is funded by contributions from colleagues and the Group. New colleagues are automatically enrolled in the scheme unless they opt out.

The level of Group contributions for the majority of members who contribute at the core rate of 4% is 6%. In addition, if members wish to pay more, then the Group will also make further contributions in respect of the members' first 4% of additional contributions. For the majority of members, stepping their contribution rate to 8% will result in the Group stepping up its rate to 12%. Higher levels of Group contributions are available to more senior colleagues. Alternatively, members may elect to pay a lower contribution of 2% and receive Group contributions at 3%. These were the levels of contributions for colleagues and Group for the majority of the existing members at April 2006 and other colleagues who were automatically enrolled into the plan. The respective default rates for colleague and Group contributions have been increased to 3% and 4.5% in 2007 and will be increased to 4% and 6% in 2008.

The expense of all the Group defined contribution plans for the year ended 31 December 2007 was £60m (2006 £44m).

Defined benefit post employment benefit plans
The Group provides several defined benefit plans. The main scheme is the HBOS Final Salary Pension Scheme ('HBOS FSPS') which is a closed funded scheme. It was formed in July 2006 through the merger of the Group's four main UK defined benefit schemes. Accordingly disclosures prior to the date of the merger have been re-analysed to show pro forma comparatives for the HBOS FSPS based on the comparative disclosures of the four legacy schemes.

Separate disclosures for all other defined benefit pension plans within the Group are made under the heading 'Other Schemes'. These contain a mixture of funded and unfunded schemes and arrangements.

Separate disclosures are also made on a combined basis for the unfunded post retirement medical plans and concessionary mortgage plans under the heading 'Other Post Retirement Benefits'.

The Company is the sponsor of the HBOS FSPS, the unfunded scheme which is included within the Other Schemes and the Other Post Retirement Benefits. The net liabilities of these schemes are £263m, £44m and £53m respectively totalling £360m (2006 £778m, £44m and £55m respectively totalling £877m). Accordingly the disclosures relating to the HBOS FSPS and Other Post Retirement Benefits are also those of the Company.

The unfunded scheme in the Company had a liability of £44m at the start of the year (2006 £42m) and £44m at the year end (2006 £44m). The pension expense relating to the unfunded scheme in the Company is £2m (2006 £3m) and is comprised of an interest cost and current service cost of £2m and £nil respectively (2006 £2m and £1m). In addition benefits paid by the Company in respect of the unfunded scheme during the year amounted to £2m (2006 £1m). The unfunded pension liabilities have been secured by assets held by the Group. These assets, comprising listed investment securities held at a value of £56m at 31 December 2007 (2006 £36m), are included in the Group's investment securities and would only be available to members in the event of certain contingencies, such as the failure to pay benefits.

The assets of the Group's funded schemes are held in separate trustee-administered funds, which are independent of the Group's own assets, to meet the long term pension liabilities of past and present employees. The trustees of the schemes are required to act with regard to the best interests of the schemes' beneficiaries and a number of trustees are nominated or elected by the members of the schemes. The trustees, in consultation with the Group, set the schemes' investment strategies and, with the agreement of the Group, set the level of contributions to be made to the schemes.

The liabilities of the defined benefit schemes are measured by discounting the estimated future cash flows to be paid out by the schemes using the projected unit method. This method is an accrued benefit valuation technique that makes allowances for projected earnings. The Group estimates the average duration of the liabilities of the defined benefit scheme to be 23 years.

Following its formation in 2006, the first funding valuation and the most recent published valuation of the HBOS FSPS was carried out as at 31 December 2006 by an independent actuary. The financial assumptions adopted within this valuation were based upon the economic conditions prevailing at the date of valuation. This resulted in the Group adjusting the rate of regular contributions to around 23% of pensionable salaries with effect from July 2007. In the light of the deficit of £95m under the assumptions agreed for the valuation, the Company also agreed to make annual deficit contributions of £50m per annum for each of the years 2007 to 2010 inclusive. The Company has paid £100m in respect of the first two years contribution during the current financial year. The level of contributions payable to the scheme is expected to be reviewed again following completion of the next funding valuation, due as at 31 December 2009.

On 1 January 2008, the Clerical Medical International Pension Scheme, which is a funded defined benefit plan, included within Other Schemes is merging with the HBOS FSPS. In anticipation of this, the Company has paid a deficit reduction contribution of £5m during the year as part of the merger agreement.

The Group's net post retirement benefit liabilities in respect of its defined benefit plans are analysed as follows:

	HBOS FSPS £m	Other Schemes £m	Other Post Retirement Benefits £m	2007 Total £m	HBOS FSPS £m	Other Schemes £m	Other Post Retirement Benefits £m	2006 Total £m
Defined benefit obligations	**(7,072)**	**(551)**	**(53)**	**(7,676)**	(6,952)	(549)	(55)	(7,556)
Fair value of assets	**6,809**	**520**		**7,329**	6,174	470		6,644
Net liabilities	**(263)**	**(31)**	**(53)**	**(347)**	(778)	(79)	(55)	(912)
Movements in the net post retirement benefit liabilities were as follows:								
At 1 January	**(778)**	**(79)**	**(55)**	**(912)**	(1,701)	(91)	(49)	(1,841)
Pension expense	**(131)**	**(10)**	**(5)**	**(146)**	(148)	(13)	(3)	(164)
Group contributions	**250**	**42**		**292**	826	31		857
Benefits paid directly by the Group		**1**	**2**	**3**		1	2	3
Actuarial gains/(losses)	**396**	**15**	**5**	**416**	245	(7)	(5)	233
At 31 December	**(263)**	**(31)**	**(53)**	**(347)**	(778)	(79)	(55)	(912)
Movements in the defined benefit obligations were as follows:								
At 1 January	**6,952**	**549**	**55**	**7,556**	6,635	500	49	7,184
Current service cost	**210**	**12**	**2**	**224**	210	9	1	220
Plan participant contributions	**23**	**1**		**24**	21	3		24
Interest cost	**358**	**28**	**3**	**389**	319	25	2	346
Benefits paid	**(165)**	**(19)**		**(184)**	(144)	(11)		(155)
Benefits paid directly by the Group		**(1)**	**(2)**	**(3)**		1	(2)	(1)
Net actuarial (gains)/losses	**(311)**	**(24)**	**(5)**	**(340)**	(96)	32	5	(59)
Past service cost	**5**	**1**		**6**	7	1		8
Settlement/curtailment		**(4)**		**(4)**		(7)		(7)
Foreign exchange translation		**8**		**8**		(4)		(4)
At 31 December	**7,072**	**551**	**53**	**7,676**	6,952	549	55	7,556
Movements in the fair value of plan assets were as follows:								
At 1 January	**6,174**	**470**		**6,644**	4,934	409		5,343
Actual return on plan assets	**527**	**24**		**551**	537	47		584
Group contributions	**250**	**42**		**292**	826	31		857
Plan participant contributions	**23**	**1**		**24**	21	3		24
Benefits paid	**(165)**	**(19)**		**(184)**	(144)	(11)		(155)
Settlement/curtailment		**(6)**		**(6)**		(7)		(7)
Foreign exchange translation		**8**		**8**		(2)		(2)
At 31 December	**6,809**	**520**		**7,329**	6,174	470		6,644
The fair value of plan assets at 31 December comprise the following:								
Equity instruments	**3,940**	**260**		**4,200**	4,190	277		4,467
Bonds	**2,478**	**129**		**2,607**	1,636	58		1,694
With-profit investments		**50**		**50**		54		54
Property	**298**	**8**		**306**	270			270
Other assets	**93**	**73**		**166**	78	81		159
Total value of assets	**6,809**	**520**		**7,329**	6,174	470		6,644

29 Post Retirement Benefits continued

The expense recognised in the income statement for the year ending 31 December comprises:

				2007				2006
	HBOS FSPS £m	Other Schemes £m	Other Post Retirement Benefits £m	Total £m	HBOS FSPS £m	Other Schemes £m	Other Post Retirement Benefits £m	Total £m
Current service cost	210	12	2	224	210	9	1	220
Interest cost	358	28	3	389	319	25	2	346
Expected return on assets	(442)	(33)		(475)	(388)	(22)		(410)
Settlement/curtailment		2		2				
Past service cost	5	1		6	7	1		8
Total expense	131	10	5	146	148	13	3	164

The actuarial gains/(losses) recognised in the statement of recognised income and expense for the year ending 31 December comprises:

				2007				2006
	HBOS FSPS £m	Other Schemes £m	Other Post Retirement Benefits £m	Total £m	HBOS FSPS £m	Other Schemes £m	Other Post Retirement Benefits £m	Total £m
Actuarial gain/(loss) on plan assets	85	(9)		76	149	25		174
Experience (loss)/gain on plan liabilities	(91)	(4)	1	(94)	136	7	1	144
Gain/(loss) from change in assumptions	402	28	4	434	(40)	(39)	(6)	(85)
Total actuarial gains/(losses)	396	15	5	416	245	(7)	(5)	233

The Group's policy for recognising actuarial gains and losses is to take them directly to reserves in the period in which they arise. A gain of £312m (2006 gain of £163m) (net of tax) was recognised in the consolidated statement of recognised income and expense in the year. Cumulative actuarial gains and losses recognised in the consolidated statement of recognised income and expense at 31 December 2007 amount to a gain of £176m (2006 loss £136m) (net of tax).

The expected and actual returns on plan assets for the HBOS FSPS and other schemes is as follows:

			2007			2006
	HBOS FSPS £m	Other Schemes £m	Total £m	HBOS FSPS £m	Other Schemes £m	Total £m
Expected return on plan assets	442	33	475	388	22	410
Actuarial gain/(loss) on plan assets	85	(9)	76	149	25	174
Actual return on plan assets	527	24	551	537	47	584

The history of experience adjustments for the HBOS FSPS and other schemes is as follows:

			2007			2006
	HBOS FSPS £m	Other Schemes £m	Total £m	HBOS FSPS £m	Other Schemes £m	Total £m
Defined benefit obligations	(7,072)	(551)	(7,623)	(6,952)	(549)	(7,501)
Fair value of plan assets	6,809	520	7,329	6,174	470	6,644
Net liabilities	(263)	(31)	(294)	(778)	(79)	(857)
Experience adjustments on plan liabilities: (Loss)/gain (£m)	(91)	(4)	(95)	136	7	143
Percentage of plan liabilities (%)	1	1	1	(2)	(1)	(2)
Experience adjustments on plan assets: Gain/(loss) (£m)	85	(9)	76	149	25	174
Percentage of plan assets (%)	1	(2)	1	2	5	3

	HBOS FSPS £m	Other Schemes £m	2005 Total £m	HBOS FSPS £m	Other Schemes £m	2004 Total £m
Defined benefit obligations	(6,635)	(500)	(7,135)	(5,447)	(452)	(5,899)
Fair value of plan assets	4,934	409	5,343	3,831	352	4,183
Net liabilities	(1,701)	(91)	(1,792)	(1,616)	(100)	(1,716)
Experience adjustments on plan liabilities: (Loss)/gain (£m)	(83)	(7)	(90)	(65)	22	(43)
Percentage of plan liabilities (%)	1	1	1	1	(5)	1
Experience adjustments on plan assets: Gain (£m)	581	10	591	27	22	49
Percentage of plan assets (%)	12	2	11	1	6	1

The mortality assumptions used in 2007 are unchanged from those adopted in 2006. For current and deferred pensioners table PNA00 projected to 2006 using the base level of improvements from the '92' series, with subsequent future improvements in line with the '92' series 'medium cohort' projections have been used with a 10% loading to the female table reducing life expectancy. This is to align it with actual experience for the schemes' pensioners. For active members table A92ULT multiplied by 70% has been used. The net actuarial gain on the defined benefit obligations of £59m in 2006 includes a loss of £348m in respect of changes in life expectancy arising from the use of these revised mortality tables, offset by gains arising from changes in the discount rate and other actuarial assumptions. The net actuarial losses of the defined benefit obligations of £830m in 2005 principally arose from the change in the discount rate assumption. The discount rate is based on an average yield from long-dated 'AA' corporate bonds which fell significantly in 2005.

Summary of assumptions and membership data

The following assumptions and data have been used in respect of the defined benefit pension schemes:

	HBOS FSPS				Other Schemes			
	2008	2007	2006	2005	**2008**	2007	2006	2005
Actuarial assumptions at beginning of the year								
Discount rate (%)	**5.70**	5.15	4.85	5.45	**5.70**	5.15	4.85	5.45
RPI inflation rate (%)	**3.4**	3.0	2.8	2.8	**3.4**	3.0	2.8	2.8
Expected return on plan assets [a] (%)	**6.78**	7.18	7.15	7.71	**6.66**	6.86	6.29	6.20
Salary increases [b] (%)	**3.9**	3.5	3.3	3.8	**3.9**	3.5	3.3	3.8
Pension increases [c] (%)	**3.3**	3.0	2.8	2.8	**3.3**	3.0	2.8	2.8
Life expectancy at age 60 (years)								
Retired members								
Males	**26**	26	23	23	**26**	26	23	23
Females	**27**	27	26	26	**27**	27	26	26
Non-retired members								
Males	**27**	27	24	24	**27**	27	24	24
Females	**29**	29	27	27	**29**	29	27	27

(a) The expected return on plan assets is the weighted average of the expected returns of the main asset classes. These returns reflect a combination of historical performance, the forward looking views of financial markets, as suggested by the yields available, and the views of investment organisations. For 2008 the expected returns are 8.2% on equities, 4.5% on government bonds, 5.6% on corporate bonds and 6.8% on property.

(b) In addition to the general assumed rate of salary increases, there is a separate assumed salary scale of increases due to promotions and increasing seniority.

(c) The pension increase is on the excess over the Guaranteed Minimum Pension. Pensions which are guaranteed to increase at a rate of at least 3% per annum have been assumed to increase at 3.6% per annum for the end of year calculations (3.40% per annum for 2006 and 3.25% per annum for previous calculations).

A summary of the membership data at the end of each year is as follows:

	HBOS FSPS				Other Schemes			
	2007	2006	2005	2004	**2007**	2006	2005	2004
Active members								
Number	**27,893**	30,044	32,504	35,136	**2,581**	2,113	2,289	1,504
Covered annual payroll (£m)	**745**	747	764	785	**106**	82	78	56
Average age	**42**	41	41	40	**43**	44	43	41
Average length of service	**15**	14	13	12	**11**	11	12	11
Deferred members								
Number	**35,869**	35,167	32,844	32,135	**2,557**	2,019	1,969	1,764
Average age	**42**	42	44	43	**44**	47	44	45
Retired members								
Number	**14,460**	13,866	12,932	11,182	**675**	677	644	663
Total annual pensions (£m)	**129**	120	112	105	**18**	10	9	9
Average age	**64**	63	64	64	**63**	64	65	64

29 Post Retirement Benefits continued

The principal assumptions used in the calculation of the other post retirement benefits are the discount rate, which is the same as that used for the pension schemes and the medical cost trend rate which has been assumed to be the same as the discount rate.

Sensitivity analysis for each of the principal assumptions used to measure the scheme liabilities, showing the increase in defined benefit obligations at 31 December 2007, is set out below:

Factor	Change in assumption	HBOS FSPS Increase 2007	HBOS FSPS Increase 2006	Other Schemes Increase 2007	Other Schemes Increase 2006
Discount rate	decrease 0.1%	**2.3%**	2.3%	**2.2%**	2.2%
Rate of inflation	increase 0.1%	**2.3%**	2.2%	**2.2%**	2.2%
Rate of salary growth	increase 0.1%	**0.5%**	0.4%	**0.4%**	0.5%
Life expectancy at age 60	increase by 1 year	**2.7%**	2.7%	**2.5%**	2.4%

30 Long Term Assurance Business Capital Position Statement

The Capital Position Statement sets out the total capital resources relating to the life assurance business of the Group. The statement shows the shareholders' funds in the long term assurance business together with the adjustments required to reconcile these amounts with the amounts determined in accordance with the regulatory reporting framework.

2007	CMIGL UK with-profit fund £m	UK non-profit funds £m	UK life shareholder funds £m	Overseas life business £m	Total life business £m
Total shareholders' funds		**4,004**	**40**	**736**	**4,780**
Adjustments onto regulatory basis:					
Less value of in-force long term assurance business (Note 24)		**(2,476)**		**(708)**	**(3,184)**
Less purchased value of in-force investment business (Note 19)		**(320)**		**(1)**	**(321)**
Add unallocated surplus (Note 28)[a]	**1,493**				**1,493**
Less shareholders' share of realistic liabilities	**(81)**				**(81)**
Deferred taxation		**1,102**		**135**	**1,237**
Other adjustments		**(651)**	**55**	**87**	**(509)**
	1,412	**1,659**	**95**	**249**	**3,415**
Other qualifying capital:					
Loan capital			**1,039**		**1,039**
Total capital available[c]	**1,412**	**1,659**	**1,134**	**249**	**4,454**
The Group's long term insurance and investment contract liabilities are allocated as follows:					
Insurance contract liabilities (Note 26)	**5,640**	**17,764**		**2,510**	**25,914**
Investment contract liabilities (Note 27)[b]	**7,192**	**33,890**		**6,497**	**47,579**
Unallocated surplus (Note 28)	**1,493**				**1,493**

(a) The with-profit fund unallocated surplus is determined on an adjusted realistic basis.
(b) Excludes investment contract liabilities related to the collective investment schemes.
(c) Provisional available capital.

	CMIGL UK with-profit fund £m	UK non-profit funds £m	UK life shareholder funds £m	Overseas life business £m	2006 Total life business £m
Total shareholders' funds		4,119	(279)	710	4,550
Adjustments onto regulatory basis:					
Less value of in-force long term assurance business (Note 24)		(2,488)		(616)	(3,104)
Less purchased value of in-force investment business (Note 19)		(350)		(1)	(351)
Add unallocated surplus (Note 28)[a]	1,543				1,543
Less shareholders' share of realistic liabilities	(107)				(107)
Deferred taxation		1,102		152	1,254
Other adjustments		(728)	(5)	(12)	(745)
	1,436	1,655	(284)	233	3,040
Other qualifying capital:					
Loan capital			962		962
Total capital available[c]	1,436	1,655	678	233	4,002
The Group's long term insurance and investment contract liabilities are allocated as follows:					
Insurance contract liabilities (Note 26)	5,934	15,982		2,197	24,113
Investment contract liabilities (Note 27)[b]	8,694	31,630		3,176	43,500
Unallocated surplus (Note 28)	1,543				1,543

(a) The with-profit fund unallocated surplus is determined on an adjusted realistic basis.
(b) Excludes investment contract liabilities related to the collective investment schemes.
(c) Provisional available capital.

The Group has one UK with-profit fund, the Clerical Medical Investment Group Limited ('CMIGL') with-profit fund, which is shown separately in the Capital Position Statement. The Group's UK non-profit businesses are aggregated as well as the Group's overseas life businesses for the purpose of this statement.

For the Group's UK with-profit fund, available capital and capital requirements are determined under the 'twin peaks' assessment as prescribed by the regulations of the Financial Services Authority ('FSA'). Under this assessment the available capital is determined by comparing admissible assets with the mathematical reserves determined on the 'regulatory peak' basis. This is adjusted by the with-profit insurance capital component ('WPICC') to arrive at the available capital position for the purpose of this disclosure. The capital requirement, adjusting for the WPICC, consists of the long term insurance capital requirement ('LTICR').

The WPICC is determined under the twin peaks test by comparing the regulatory peak with the realistic peak. If the latter is more onerous then this gives rise to a WPICC. At 31 December 2007 and at 31 December 2006, the realistic peak was more onerous. Accordingly, the available capital of the with-profit fund is adjusted by the WPICC and presented on a 'realistic' basis. As more fully described in Note 28, the unallocated surplus is determined on an adjusted realistic basis in accordance with FRS 27.

UK shareholders' funds, UK non-profit funds and overseas businesses are shown separately in the Capital Position Statement. There are no formal arrangements, other than those relating to the CMIGL with-profit fund described below, for shareholders' funds or the surplus within the individual life funds to be used to support other businesses or life funds within the Group. However, as described below, subject to certain conditions being met, the available capital within the individual funds is potentially transferable to other parts of the Group. However, the capital within each fund is generally subject to restrictions as to its availability to meet requirements that arise elsewhere in the Group, including other long term businesses. In particular, for sections in the Capital Position Statement where aggregate capital amounts have been shown, such as for UK non-profit funds and overseas business, there are no prior arrangements in place to allow the capital to move freely between entities within these sections.

Restrictions to the application of capital
Restrictions apply to the transfer of assets from any long term fund. In particular, at all times, each long term fund must maintain an excess of assets over liabilities. Transfers of assets from a long term fund can only be made once management are satisfied that they have met the relevant requirements of the fund. The principal restrictions are:

(a) CMIGL with-profit fund
The unallocated surplus held in the fund can only be applied to meet the requirements of the fund itself or distributed according to the prescribed rules of the fund. Shareholders are entitled to an amount not exceeding one ninth of the amount distributed to policyholders in the form of bonuses. Such distributions would also be subject to a tax charge. The use of capital within the fund is also subject to the terms of the scheme of demutualisation effected in 1996 and the conditions contained in the Principles and Practices of Financial Management of the fund. Capital within the Clerical Medical non-profit fund is available to meet the with-profit fund's capital requirements. There are no other arrangements that provide capital support to the fund.

30 Long Term Assurance Business Capital Position Statement continued

(b) UK non-profit funds

Except as above, the capital held in the fund is attributable to the shareholders and, subject to meeting the regulatory requirements of these businesses, this capital is potentially available to meet capital requirements elsewhere in the Group. Any transfer of the surplus would give rise to a tax charge.

(c) Overseas life business

These include several smaller life companies outside the UK. In all cases the available capital resources are subject to local regulatory requirements including Germany, Ireland and Australia. The available capital held in each company is potentially available to meet the capital requirements in other parts of the Group, subject to additional complexity surrounding the transfer of capital from one country to another.

Target capital

For the UK with-profit fund, the Group is required to hold sufficient capital to meet FSA requirements, based on the risk capital margin ('RCM') determined in accordance with the FSA's regulatory rules under its realistic capital regime. The determination of the RCM is based on the impact of specified changes in market prices of the fund assets as well as policyholder behaviour, taking into account the actions management would have taken in the event of the particular adverse changes.

For UK non-profit business, the relevant capital requirement is the LTICR and resilience capital requirement determined in accordance with FSA regulations.

Under the FSA's Individual Capital Adequacy Standards framework, each company is required to carry out its own assessment of the capital required to meet its liabilities in all reasonably foreseeable circumstances known as the individual capital assessment ('ICA'). The ICA takes into account certain business risks not reflected in the FSA's other capital requirements.

Management intends to maintain surplus capital in excess of the various regulatory requirements, including the ICA, in order to absorb changes in both the underlying businesses and the capital requirements over the short term. At 31 December 2007 the provisional available capital, excluding the with-profit fund, was 468% (2006 462%) of the provisional LTICR and resilience capital requirements of £650m (2006 £555m). At 31 December 2007, the total provisional available capital including the with-profit fund on a realistic basis was 399% (2006 354%) of the provisional LTICR and resilience capital requirements of £1,116m (2006 £1,131m).

Changes in capital

The principal factors that resulted in changes to the total provisional available capital are set out in the table below:

	CMIGL UK with-profit fund £m	UK non-profit funds £m	UK life shareholder funds £m	Overseas life business £m	Total life business £m
At 1 January 2006	876	1,645	793	223	3,537
Changes in non-investment assumptions	(10)	5		(5)	(10)
Investment markets and changes in investment assumptions	83	44	(11)	3	119
New business		(331)		(27)	(358)
Other experience	487	192	(4)	81	756
Transfers of capital and dividends		100	(100)	(42)	(42)
At 31 December 2006	**1,436**	**1,655**	**678**	**233**	**4,002**
Impact of adopting PS06/14		**279**			**279**
Changes in non-investment assumptions [(a)]	**(15)**	**42**	**59**	**(1)**	**85**
Investment markets and changes in investment assumptions [(b)]	**(112)**	**128**		**10**	**26**
New business [(c)]		**(423)**		**(138)**	**(561)**
Other experience [(d)]	**103**	**548**	**31**	**206**	**888**
Transfers of capital and dividends [(e)]		**(570)**	**366**	**(61)**	**(265)**
At 31 December 2007	**1,412**	**1,659**	**1,134**	**249**	**4,454**

(a) There were no significant changes to the non-investment assumptions during the year.
(b) Net positive market conditions led to an increase in the value of securities resulting in an increase to the total capital available.
(c) The amount of capital has been reduced by the increase in liabilities and new business strain (excess of acquisition costs over margins due to significant volumes of new long term assurance business written since the last balance sheet date).
(d) This is the effect of current year experience on in-force blocks of business.
(e) This represents the dividends paid by, or transfers of capital to and from, the funds during the year.

31 Deferred Tax

	2007 £m	2006 £m
Deferred tax liabilities	**2,945**	3,349
Deferred tax assets	**(415)**	(758)
Net position	**2,530**	2,591

At 31 December 2007 a deferred tax liability of £251m (2006 £214m) relating to investments in subsidiaries has not been recognised because the Company controls whether or not the liability will be incurred and it is satisfied that it will not be incurred in the foreseeable future.

As a result of the Finance Act 2007, the main UK corporation tax rate will reduce from 30% to 28% in April 2008. UK deferred tax balances that are not expected to have been realised by April 2008 have been restated at the rate of 28%. In addition, the German corporation tax rate reduced from 25% to 15% in January 2008.

The movement in the net position is as follows:

	2007 £m	2006 £m
At 1 January	**2,591**	1,751
Charge to income for the year (Note 9)	**199**	661
(Credit)/charge to equity for the year (Note 9)	**(86)**	139
Changes in rates of corporation tax recognised in income (Note 9)	**(178)**	
Changes in rates of corporation tax recognised in equity (Note 9)	**1**	
Transfer to current tax		37
Acquisitions		60
Other movements	**3**	(57)
At 31 December	**2,530**	2,591

Analysed as follows:

Deferred tax liabilities	Capital allowances £m	Available for sale investments £m	Cash flow hedges £m	Long term assurance business £m	Effective interest rate £m	Other £m	2007 Total £m
At 1 January 2007	**1,112**	**96**	**182**	**1,738**	**131**	**90**	**3,349**
Charge/(credit) to income for the year	**31**	**(9)**		**(44)**	**(29)**	**88**	**37**
(Credit)/charge to equity for the year		**(65)**	**(182)**	**5**		**(1)**	**(243)**
Changes in rates of corporation tax recognised in income	**(76)**			**(101)**	**(7)**	**(12)**	**(196)**
Changes in rates of corporation tax recognised in equity		**(7)**					**(7)**
Other movements	**(7)**			**12**	**3**	**(3)**	**5**
At 31 December 2007	**1,060**	**15**		**1,610**	**98**	**162**	**2,945**

Deferred tax assets	Cash flow hedges £m	Employee benefits £m	Provisions £m	Other £m	2007 Total £m
At 1 January 2007		**(284)**	**(213)**	**(261)**	**(758)**
Charge to income for the year		**46**	**36**	**80**	**162**
(Credit)/charge to equity for the year	**(37)**	**130**		**64**	**157**
Changes in rates of corporation tax recognised in income		**1**	**9**	**8**	**18**
Changes in rates of corporation tax recognised in equity	**3**	**5**			**8**
Other movements		**4**		**(6)**	**(2)**
At 31 December 2007	**(34)**	**(98)**	**(168)**	**(115)**	**(415)**

Deferred tax assets in respect of employee benefits primarily relate to retirement benefit plans. Deferred tax assets relating to share based compensation are included in other.

In the Company there is a deferred tax asset of £85m (2006 £254m). The asset arose during 2006 and is primarily in respect of employee benefits following the creation of the HBOS FSPS and the transfer of the net post retirement liabilities to the Company.

31 Deferred Tax continued

Deferred tax liabilities	Capital allowances £m	Available for sale investments £m	Cash flow hedges £m	Long term assurance business £m	Effective interest rate £m	Other £m	2006 Total £m
At 1 January 2006	928	65	57	1,416	122	171	2,759
Charge/(credit) to income for the year	112	7		294	9	(75)	347
Charge to equity for the year		20	125				145
Transfers to current tax		4				33	37
Acquisitions	85						85
Other movements	(13)			28		(39)	(24)
At 31 December 2006	1,112	96	182	1,738	131	90	3,349

Deferred tax assets	Employee benefits £m	Provisions £m	Other £m	2006 Total £m
At 1 January 2006	(541)	(294)	(173)	(1,008)
Charge to income for the year	189	84	41	314
Charge/(credit) to equity for the year	56		(62)	(6)
Acquisitions			(25)	(25)
Other movements	12	(3)	(42)	(33)
At 31 December 2006	(284)	(213)	(261)	(758)

32 Other Liabilities

	Group 2007 £m	Group 2006 £m	Company 2007 £m	Company 2006 £m
Unclaimed shares	**151**	152	**151**	152
Other liabilities	**4,921**	7,019	**53**	61
	5,072	7,171	**204**	213

Unclaimed shares comprise the net sale proceeds of certain Halifax Group Limited (formerly Halifax Group plc) ordinary shares which, following the Halifax Group restructuring which took effect on 1 June 1999, represented Halifax plc ordinary shares. These shares were issued to meet claims for Halifax plc ordinary shares from qualifying members of Halifax Building Society and others following the transfer of business from Halifax Building Society to Halifax plc in 1997. This liability also includes the related unclaimed dividends up to the date of sale and the unclaimed capital payments arising from the Halifax Group restructuring in 1999. These amounts are being held on behalf of the persons who would have been entitled to claim the shares before they were sold. Amounts representing the sale proceeds, together with the unclaimed capital payments, can be claimed during a period of nine years from the date of sale (30 August 2001) after which time they will be forfeited. Amounts representing the related unclaimed dividends can be claimed during the period of twelve years from the date of the resolution for payment of each dividend, after which time they will be forfeited. Following an internal reorganisation on 1 July 2002, responsibility for these balances was assumed by the Company.

33 Provisions

	Regulatory provisions £m	Other provisions £m	Total £m
At 1 January 2007	**131**	**70**	**201**
Exchange translation		**3**	**3**
Charge to administrative expenses	**122**	**17**	**139**
Utilised in year	**(147)**	**(21)**	**(168)**
At 31 December 2007	**106**	**69**	**175**

Regulatory provisions are established when a legal or constructive obligation exists and represent the estimated cost of making redress payments to customers in respect of past product sales where sales processes have been deficient or where fees and premiums have been overcharged. Other provisions include property-related costs in respect of surplus leased space that amounted to £27m (2006 £27m) at the year end, provisions for long term and annual leave, provisions in respect of legal liabilities and for obligations under reward programmes. The timing of cash outflows for customer driven flows can be uncertain and depend on the rate at which claims are received and processed. It is estimated that £35m (2006 £95m) of the outstanding provisions will be settled within the next year.

34 Debt Securities in Issue

	2007			2006		
	At fair value through the income statement £m	At amortised cost £m	Total £m	At fair value through the income statement £m	At amortised cost £m	Total £m
Bonds and medium term notes	**1,842**	**71,976**	**73,818**	3,260	57,383	60,643
Other debt securities		**132,702**	**132,702**		123,007	123,007
	1,842	**204,678**	**206,520**	3,260	180,390	183,650

The Group issues debt securities that are secured against loans and advances, debt securities and certain other assets of the Group principally from special purpose entities. At 31 December 2007 such debt securities in issue amount to £57,716m (2006 £63,905m) of which £11,954m (2006 £19,010m) is issued by the Grampian conduit and £137m (2006 £835m) by the Landale conduit. In addition the Group has issued £24,780m (2006 £16,826m) of covered bonds. Debt securities in issue measured at amortised cost include £38,036m (2006 £39,181m) of securities subject to fair value hedge designation, such as debt securities relating to securitisation and covered bonds, the carrying value of which has been adjusted to reflect the fair value of the risk being hedged.

35 Other Borrowed Funds

	Group		Company	
	2007 £m	2006 £m	2007 £m	2006 £m
Preferred securities	**4,973**	3,191		
Preference shares	**1,571**	1,128	**1,571**	1,128
Subordinated liabilities:				
Dated	**10,964**	8,656	**7,253**	4,683
Undated	**6,745**	6,717	**6,679**	6,515
	24,253	19,692	**15,503**	12,326

Preferred securities	Group 2007 £m	Group 2006 £m
US$750m 6.071% Non-cumulative Perpetual Preferred Securities of US$1,000 each	**374**	381
US$1,000m 6.85% Non-cumulative Perpetual Preferred Securities of US$1,000 each	**499**	509
£600m 6.461% Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities Series A of £1,000 each	**600**	600
£250m 8.117% Non-cumulative Perpetual Preferred Securities Series 1 of £1,000 each (Class A)	**250**	250
£150m 7.754% Non-cumulative Perpetual Preferred Securities Series 2 of £1,000 each (Class B)	**150**	150
£245m 7.881% Guaranteed Non-voting Non-cumulative Preferred Securities	**245**	245
€415m Fixed-to-Floating Rate Guaranteed Non-voting Non-cumulative Preferred Securities	**305**	278
€750m 4.939% Non-voting Non-cumulative Perpetual Preferred Securities	**551**	503
£285m Junior Perpetual Preferred Securities		285
£2bn 6.0064/6.0895% Fixed Rate Perpetual Securities	**2,000**	
Other Preferred Securities	**4**	12
US$45m Preferred Securities		23
Unamortised issue costs	**(24)**	(25)
Accrued interest	**36**	33
Fair value hedge adjustments	**(17)**	(53)
	4,973	3,191

On 21 June 2007 Fortrose Investments Ltd, a subsidiary, issued £2,000m of 6.0064/6.0895% Fixed Rate Perpetual Securities. Interest is payable two monthly in arrears, and the step up in rate occurs in March 2008.

During 2006 Castlemill Investments Ltd, a subsidiary, issued £285m of Junior Perpetual Preferred Securities and other subsidiaries issued Preferred Securities totalling £8m and US$45m, all of which were redeemed during 2007.

On 16 May 2006 HBOS Capital Funding No.3 L.P., a subsidiary, issued €750m 4.939% Non-voting Non-cumulative Perpetual Preferred Securities. The securities pay interest annually in arrears until 23 May 2016 at which time the interest rate will become three month Euribor plus 1.37% per annum payable quarterly in arrears. The Group has the option to redeem these securities on 23 May 2016 and quarterly thereafter.

35 Other Borrowed Funds continued

Preference shares	Group 2007 £m	Group 2006 £m	Company 2007 £m	Company 2006 £m
£300m 9 1/4% Non-cumulative Irredeemable £1 preference shares	**300**	300	**300**	300
£100m 9 3/4% Non-cumulative Irredeemable £1 preference shares	**100**	100	**100**	100
US$750m 6.413% Fixed-to-Floating Rate US$1 Series A preference shares	**374**	382	**374**	382
US$750m 5.92% Fixed-to-Floating Rate US$1 Series B preference shares	**374**	382	**374**	382
US$750m 6.657% Fixed-to-Floating rate US$1 preference shares	**374**		**374**	
Unamortised issue costs	**(9)**	(8)	**(9)**	(8)
Accrued interest	**27**	24	**27**	24
Fair value hedge adjustments	**31**	(52)	**31**	(52)
	1,571	1,128	**1,571**	1,128

The US$750m 6.413% Fixed-to-Floating Rate Series A preference shares, the US$750m 5.92% Fixed-to-Floating Rate Series B preference shares and the US$750m 6.657% Fixed-to-Floating Rate preference shares have been issued in the form of American Depository Receipts.

On 21 May 2007 HBOS plc issued 7,500 American Depository Receipts representing US$750m 6.657% Fixed-to-Floating Rate US$1 preference shares. These are Tier I non-innovative non-equity preference shares that were issued at $1,000 per share. Dividends are payable semi-annually in arrears until 21 May 2037 at which date the Company has the option to redeem them. Thereafter, dividends are payable at a rate of three month LIBOR plus 1.27% per annum payable quarterly in arrears and can be redeemed by the Company on any dividend payment date.

Dated subordinated liabilities	Group 2007 £m	Group 2006 £m	Company 2007 £m	Company 2006 £m
€650m 4.75% Subordinated Bonds 2009	**477**	436		
€500m 5.50% Instruments 2009	**367**	335		
US$500m Notes 2010	**249**	254		
US$150m Notes 2011	**75**	76		
€750m Subordinated Fixed Rate Notes 2012	**551**	503		
US$450m Subordinated Floating Rate Notes 2012		229		
£200m Floating Rate Step-up Callable Subordinated Notes 2012		200		
€12.8m 6.25% Instruments 2012	**9**	9		
Aus$75m Callable Notes 2012		30		
€1,000m Subordinated Callable Fixed/Floating Rate Instruments 2013	**734**	671		
€325m 6.125% Notes 2013	**239**	218		
US$1,000m 4.25% Subordinated Guaranteed Notes 2013	**499**	509	**499**	509
¥60bn 0.55% Subordinated Callable Notes 2013	**267**	257	**267**	257
US$500m Subordinated Callable Notes 2014	**249**	254	**249**	254
£250m 11% Subordinated Bonds 2014	**250**	250		
€1,000m 4.875% Subordinated Notes 2015	**734**	671	**734**	671
€500m Callable Floating Rate Subordinated Notes 2016	**367**	335	**367**	335
€500m Subordinated Notes 2016	**367**	335	**367**	335
US$750m Notes 2016	**374**	382	**374**	382
€1,000m Subordinated Lower Tier II Notes 2017	**734**		**734**	
US$1,000m Subordinated Callable Notes 2017	**499**		**499**	
Aus$400m Subordinated Callable Floating Rate Instruments 2017	**175**		**175**	
Aus$200m Subordinated Callable Fixed/Floating Rate Instruments 2017	**88**		**88**	
Can$500m Callable Fixed-to-Floating Rate Notes 2017	**254**		**254**	
£500m Lower Tier II Subordinated Notes 2017	**500**		**500**	
£150m 10.5% Subordinated Bonds 2018	**150**	150		
£250m 6.375% Instruments 2019	**250**	250		
€750m Callable Fixed-to-Floating Rate Subordinated Notes 2019	**551**	503	**551**	503
£500m 9.375% Subordinated Bonds 2021	**500**	500		
€160m Subordinated Fixed Rate Notes 2021	**117**		**117**	
€400m 6.45% Fixed/Floating Subordinated Guaranteed Bonds 2023	**294**	268		
€750m Fixed Rate Step-up Subordinated Notes due 2030	**551**	503	**551**	503
US$750m 6.00% Subordinated Notes 2033	**374**	382	**374**	382
£245m 7.881% Subordinated Extendable Maturity Notes 2048			**245**	245
€415m Fixed-to-Floating Rate Subordinated Extendable Maturity Notes 2048			**305**	278
Unamortised premiums, discounts and issue costs	**(32)**	(28)	**(25)**	(24)
Accrued interest	**221**	203	**79**	61
Fair value hedge adjustments	**(70)**	(29)	**(51)**	(8)
	10,964	8,656	**7,253**	4,683

During the year the following dated subordinated liabilities have been issued:

On 20 March 2007 HBOS plc issued €1bn Subordinated Lower Tier II Notes at an issue price of 99.954% of the principal amount. The notes pay interest at a rate of three month Euribor plus 0.2% per annum payable quarterly in arrears until 21 March 2012 at which time the interest rate will become three month Euribor plus 0.7% per annum payable quarterly in arrears until maturity in March 2017. The Company has the option to redeem these notes on 21 March 2012 and quarterly thereafter.

On 27 April 2007 HBOS plc issued Aus$400m Subordinated Callable Floating Rate and Aus$200m Subordinated Callable Fixed/Floating Rate Australian Domestic Instruments at issue prices of 100% and 99.423% of the principal amount respectively. The fixed rate notes pay interest at a rate of 6.75% and the floating rate notes at three month AUD-BBR-BSW plus 0.26% per annum payable quarterly in arrears until 1 May 2012 at which time both interest rates will become three month AUD-BBR-BSW plus 0.76% per annum payable quarterly in arrears until maturity in May 2017. The Company has the option to redeem these notes on 1 May 2012 and quarterly thereafter.

On 6 June 2007 HBOS plc issued US$1bn Subordinated Callable Notes at par. The notes pay interest at a rate of three month US$ LIBOR plus 0.2% per annum payable quarterly in arrears until 6 September 2012 at which time the interest rate will become three month US$ LIBOR plus 0.7% per annum payable quarterly in arrears until maturity in September 2017. The Company has the option to redeem these notes on 6 September 2012 and quarterly thereafter.

On 20 June 2007 HBOS plc issued Can$500m Callable Fixed-to-Floating Rate Notes at par. The notes are subordinated and pay interest at a rate of 5.109% per annum payable quarterly in arrears until 20 June 2012 at which time the interest rate will become three month CAD-BA-CDOR plus 0.65% per annum payable quarterly in arrears until maturity in June 2017. The Company has the option to redeem these notes on 20 June 2012 and quarterly thereafter.

On 15 October 2007 HBOS plc issued €160m Subordinated Fixed Rate Notes at par. The notes pay interest at a rate of 5.374% per annum payable annually and mature on 30 June 2021.

On 17 October 2007 HBOS plc issued £500m Lower Tier II Subordinated Notes at an issue price of 99.9% of the principal amount. The notes pay interest at a rate of 6.305% per annum payable semi-annually until 18 October 2012 at which time the interest rate will become three month LIBOR plus 1.2% per annum payable quarterly in arrears until maturity in October 2017. The Company has the option to redeem these notes on 18 October 2012 and quarterly thereafter.

During 2006 the following dated subordinated liabilities were issued:

On 28 March 2006 HBOS plc issued €500m Subordinated Notes at an issue price of 99.735% of the principal amount. The notes pay interest at a rate of three month Euribor plus 0.175% per annum payable quarterly in arrears until 29 March 2011 at which time the interest rate will become three month Euribor plus 0.675% per annum payable quarterly in arrears until maturity in March 2016. The Company has the option to redeem these notes on 29 March 2011 and quarterly thereafter.

On 29 September 2006 HBOS plc issued US$750m Notes at an issue price of 99.868% of the principal amount. The notes pay interest at a rate of three month US$ LIBOR plus 0.2% per annum payable quarterly in arrears until 30 September 2011 at which time the interest rate will become three month LIBOR plus 0.7% per annum payable quarterly in arrears until maturity in September 2016. The Company has the option to redeem these notes on 30 September 2011 and quarterly thereafter.

35 Other Borrowed Funds continued

No repayment, for whatever reason, of dated subordinated liabilities prior to its stated maturity and no purchase by the relevant entity of its subordinated debt may be made without the consent of the Financial Services Authority. On a winding up of the Company or subsidiary, the claims of the holders of dated loan capital shall be subordinated in right of payment to the claims of all depositors and creditors of the Company or subsidiary undertaking, other than creditors whose claims are expressed to rank pari passu with, or junior to, the claims of the holders of the dated loan capital.

	Group		Company	
Undated subordinated liabilities	2007 £m	2006 £m	2007 £m	2006 £m
£500m Cumulative Callable Fixed-to-Floating Rate Undated Subordinated Notes	500	500	500	500
US$750m 6.071% Undated Subordinated Fixed-to-Floating Rate Instruments			374	382
€750m 4.875% Undated Fixed-to-Floating Rate Subordinated Notes	551	503	551	503
€500m Floating Rate Undated Subordinated Notes	367	335	367	335
US$1,000m 5.375% Undated Fixed-to-Floating Rate Subordinated Notes	499	509	499	509
€750m Undated Subordinated Fixed-to-Floating Notes	551	503	551	503
£600m 5.75% Undated Subordinated Step-up Notes	600	600	600	600
US$1,000m 6.85% Undated Subordinated Notes			499	509
£600m Fixed-to-Floating Rate Undated Subordinated Notes			600	600
€500m Fixed-to-Floating Rate Undated Subordinated Notes	367	335	367	335
£300m Perpetual Regulatory Tier One Securities	300	300		
£300m 7.5% Undated Subordinated Step-up Notes	300	300	300	300
JPY 42.5bn 3.50% Undated Subordinated Yen Step-up Notes	189	182	189	182
US$300m Reset Notes		153		
£200m Perpetual Notes	200	200		
£200m 7.375% Undated Subordinated Guaranteed Bonds	200	200		
€300m Floating Rate Undated Subordinated Step-up Notes	220	201	220	201
US$250m Floating Rate Primary Capital Notes	125	127		
£150m Instruments	150	150		
JPY 17bn Instruments	76	73		
£100m Instruments	100	100		
£100m 12% Perpetual Subordinated Bonds	100	100		
£100m 8.75% Perpetual Subordinated Bonds	100	100		
£75m 13.625% Perpetual Subordinated Bonds	75	75		
JPY 9bn Instruments	40	38		
£50m 9.375% Perpetual Subordinated Bonds	50	50		
£500m 5.75% Undated Subordinated Step-up Notes	500	500	500	500
€750m 4.25% Perpetual Fixed/Floating Rate Reset Subordinated Guaranteed Notes	551	503		
€750m 4.939% Undated Fixed-to-Floating Rate Subordinated Notes			551	503
Unamortised premiums, discounts and issue costs	(71)	(44)	(48)	(33)
Accrued interest	146	124	104	87
Fair value hedge adjustments	(41)		(45)	(1)
	6,745	6,717	6,679	6,515

On 16 May 2006 HBOS plc issued €750m Undated Fixed-to-Floating Rate Subordinated Notes at par to HBOS Capital Funding No. 3 L.P., a subsidiary undertaking. The notes pay interest at a rate of 4.939% annually in arrears until 23 May 2016 at which time the interest rate will become three month Euribor plus 1.37% per annum payable quarterly in arrears. The Company has the option to redeem these notes on 23 May 2016 and quarterly thereafter.

No exercise of any redemption option or purchase by the relevant entity of any of its undated subordinated liabilities may be made without the consent of the Financial Services Authority. On a winding up of the Company or subsidiary, the claims of the holders of undated loan capital shall be subordinated in right of payment to the claims of all depositors and creditors of the Company or subsidiary other than creditors whose claims are expressed to rank pari passu with, or junior to the claims of the holders of the undated loan capital. The undated loan capital is junior in point of subordination to the dated loan capital referred to above.

36 Share Capital

Allotted, called up and fully paid	Ordinary shares £m	Preference shares £m	Total £m
At 1 January 2006	959	198	1,157
Issued under employee share schemes	8		8
Ordinary share buyback	(26)		(26)
At 31 December 2006 and 1 January 2007	**941**	**198**	**1,139**
Issued under employee share schemes	**5**		**5**
Ordinary share buyback	**(13)**		**(13)**
At 31 December 2007	**933**	**198**	**1,131**

Issued Share Capital

At 31 December 2007 the Company's issued ordinary share capital, excluding shares held in treasury, amounted to 3,730,415,166 shares (2006 3,761,157,260). In December 2006 HBOS plc announced a further share buyback programme for 2007 in addition to the previous programmes. During the year HBOS plc has bought 50 million (2006 97 million) shares at a total consideration (including costs) of £500m (2006 £982m). At 31 December 2007 2,589,000 (2006 3,032,000) shares bought back remain in treasury to be cancelled.

The Group operates a number of share option plans and saving related option plans for colleagues. Details of these are given in Note 37.

On 16 June 2006 HBOS plc issued 350,000 6.3673% fixed-to-floating non-cumulative preference shares of £1 each at an issue price of £1,000.

Authorised Share Capital

At 31 December 2007 the authorised share capital comprised:

Ordinary shares

4,740 million ordinary shares of 25 pence each (2006 4,740 million).

Preference shares

2,597 million preference shares of £1 each (2006 2,597 million),
200 million 6 1/8% non-cumulative redeemable preference shares of £1 each (2006 200 million),
375 million 9 1/4% non-cumulative irredeemable preference shares of £1 each (2006 375 million),
125 million 9 3/4% non-cumulative irredeemable preference shares of £1 each (2006 125 million),
250,000 8.117% non-cumulative perpetual preference shares class 'A' of £10 each (2006 250,000),
150,000 7.754% non-cumulative perpetual preference shares class 'B' of £10 each (2006 150,000),
750,000 6.0884% non-cumulative preference shares of £1 each (2006 750,000),
198,065,600 6.475% non-cumulative preference shares of £1 each (2006 198,065,600),
3,000 million preference shares of €1 each (2006 3,000 million),
4,998 million preference shares of US$1 each (2006 4,998 million),
750,000 6.413% non-cumulative callable fixed-to-floating rate preference shares series 'A' of US$1 each (2006 750,000),
750,000 5.92% non-cumulative callable fixed-to-floating rate preference shares series 'B' of US$1 each (2006 750,000),
750,000 6.657% non-cumulative callable preference shares of US$1 each (2006 nil),
350,000 6.3673% fixed-to-floating non-cumulative preference shares of £1 each (2006 350,000),
1,000 million preference shares of Aus$1 each (2006 1,000 million),
1,000 million preference shares of Can$1 each (2006 1,000 million).

The terms of some of the preference shares when issued are such that these shares are classified as other borrowed funds rather than as issued share capital.

37 Share-based Payments

The Group believes that share ownership by colleagues throughout the Group enhances their alignment with shareholders' interests. Therefore, colleagues in the Group are able to own HBOS shares through various share-based payment arrangements. During the year ended 31 December 2007, the Group operated the following share-based payment arrangements, which are predominantly equity-settled:

Sharesave plan — This is a standard tax-approved scheme that is available to all colleagues.

Share option plans — The final award under the HBOS plan was made in 2004. Under this plan options over shares at market value, with a face value equal to 20% of salary, were awarded to all colleagues with the exception of those of level 8 and above. A separate option plan exists for St. James's Place, which awards options in respect of HBOS shares, and which continues to operate.

Free shares — This was introduced in 2005 under the share incentive plan legislation as a replacement for the share option plan (not including the St. James's Place plan). In broad terms, it covers all colleagues and free shares up to a limit of £3,000 annually, are awarded to each colleague.

Sharekicker plan — This provides colleagues with the opportunity to purchase shares with a proportion of their annual net bonus. For every two shares purchased a matching share is awarded after three years.

EPS Sharekicker plan — This replaces Sharekicker from 2007 for colleagues of level 7 and above (in relation to annual net bonuses) and colleagues of level 8 and above (in relation to net bonuses payable under the two year incentive scheme). Matching shares awarded under this plan depends on EPS performance over the three year vesting period, the range being between 0% and 200%. A full description of the plan is provided on pages 127 to 128 of the 'Report of the Board in relation to remuneration policy and practice'.

Long term incentive plan — This is offered to some of the Group's most senior colleagues. A full description of the plan is provided on pages 128 and 129 of the 'Report of the Board in relation to remuneration policy and practice'.

Executive stock option plan — The final award under this plan was in 2000. Under this plan, options were granted at market value to certain colleagues. The options vested upon satisfaction of a performance measure over a three year period. Options are exercisable from the date the measure is satisfied until the tenth anniversary of the date of grant.

St. James's Place plans — Various St. James's Place plc option and share plans are offered to some of its colleagues.

Insight Investment plan — In 2007 Insight Investment Management Ltd converted an existing incentive scheme into a share-based payment arrangement, offering options and/or shares to some of its colleagues.

Invista Real Estate plans — Various share-based plans are offered to certain colleagues in Invista Real Estate Investment Management Holdings plc.

Modifications during the year to awards in the Long term incentive, Sharekicker and EPS Sharekicker plans are explained below. The table below summarises the share-based payment awards granted in 2007 and 2006:

	Sharesave plan	Share option plan (c)	Free shares	Sharekicker plan	EPS Sharekicker plan	Long term incentive plan
Awards in 2007						
Date of grant	**30 March**	**1 March**	**7 August**	**23 March**	**23 March**	**15 March**
Number granted	**4,614,933**	**620,957**	**8,372,685**	**4,535,816[d]**	**722,340[d]**	**2,163,888[e]**
Awards in 2006						
Date of grant	21 September	2 March	8 August	23 March	16 March	30 March
Number granted	9,669,771	495,885	7,370,115	4,707,159[d]		1,915,822
Transfer on 16 March 2007				(527,155)	527,155[a]	
Contractual life	3.5, 5.5 and 7.5 years	5 years	3 years	3 years	3 years	3 years
Vesting conditions	5.25 and 7.25 years vesting period[b]	3 years service	3 years service	3 years service	3 years service and achievement of EPS target	3 years service and achievement of TSR target

(a) Modifications arising as a result of the introduction of the new EPS sharekicker plan.
(b) Although the savings periods are three, five and seven years the vesting periods are slightly longer since savings commence after the grant date.
(c) The awards relate to the St. James's Place plan.
(d) These are the number of deferred shares purchased.
(e) The 2007 award includes 79,200 shares that were not awarded until 23 August 2007. The 2006 award includes 217,248 shares that were not awarded until 25 August 2006. Numbers of awards granted are based on 100% of share grants.

Movements in options

Movements in options granted under the various equity participation plans mentioned above are as follows:

Sharesave plan	2007 Number of options	2007 Weighted average exercise price (£)	2006 Number of options	2006 Weighted average exercise price (£)
Outstanding at 1 January	**48,560,991**	**6.29**	46,576,267	5.86
Granted during the year	**4,614,933**	**8.44**	9,669,771	7.93
Exercised during the year	**(9,626,924)**	**5.52**	(4,877,672)	5.62
Forfeited during the year	**(2,949,595)**	**7.11**	(2,536,970)	6.13
Expired during the year	**(305,778)**	**6.08**	(270,405)	5.79
Outstanding at 31 December	**40,293,627**	**6.65**	48,560,991	6.29
Exercisable at 31 December	**2,644,399**	**4.52**	2,067,132	5.70

Share option plans	2007 Number of options	2007 Weighted average exercise price (£)	2006 Number of options	2006 Weighted average exercise price (£)
Outstanding at 1 January	**35,860,579**	**7.13**	63,355,372	6.92
Granted during the year	**620,957**	**10.71**	495,885	9.99
Exercised during the year	**(15,123,252)**	**7.10**	(25,667,956)	6.68
Forfeited during the year	**(576,251)**	**7.20**	(2,322,722)	7.05
Outstanding at 31 December	**20,782,033**	**6.94**	35,860,579	7.13
Exercisable at 31 December	**19,211,979**	**7.05**	6,888,530	6.85

Executive stock option plan	2007 Number of options	2007 Weighted average exercise price (£)	2006 Number of options	2006 Weighted average exercise price (£)
Outstanding at 1 January	**1,251,907**	**6.11**	2,042,488	5.78
Exercised during the year	**(395,980)**	**5.79**	(790,581)	5.24
Forfeited during the year	**(42,000)**	**5.87**		
Outstanding and exercisable at 31 December	**813,927**	**6.28**	1,251,907	6.11

For the sharesave plan, the weighted average share price at the date of exercise for share options exercised during the year was £10.85. The options outstanding at 31 December 2007 had exercise prices in the range of £4.10 to £8.44 and a weighted average remaining contractual life of 3 years.

For the share option plans, the weighted average share price at the date of exercise for share options exercised during the year was £10.34. The options outstanding at 31 December 2007 had exercise prices in the range of £6.54 to £10.71 and a weighted average remaining contractual life of 3 years.

For the executive stock option plan, the weighted average share price at the date of exercise for share options exercised in the year was £10.03. The options outstanding at 31 December 2007 had exercise prices in the range of £5.38 to £7.13 and a weighted average remaining contractual life of 2 years.

37 Share-based Payments continued

Financial assumptions underlying the calculation of fair value

The fair value expense has been based on the fair value of the instruments granted, as calculated using appropriate pricing models. The table below shows the assumptions and models used to calculate the grant date fair value of awards in 2006 and 2007:

	Sharesave plan	Share option plan (b)	Free shares	Sharekicker plan	EPS sharekicker plan (f)	Long term incentive plan
Awards in 2007						
Fair value (pence)	**260**	**182**	**945**	**474** [d]	**947**	**756**
Share price (pence)	**1,047**	**1,071**	**945**	**1,062**	**1,062**	**1,017**
Exercise price (pence)	**844**	**1,071**				
Expected volatility (% p.a.) [a]	**20**	**20**	**N/A**	**N/A**	**N/A**	**N/A**
Expected dividends (% p.a.)	**4.0**	**3.5**	**N/A**	**3.9** [e]	**3.9** [e]	**N/A** [g]
Risk-free interest rate	**5.3**	**5.3**	**N/A**	**N/A**	**N/A**	**N/A**
Awards in 2006						
Fair value (pence)	299	167	974	451 [d]	947	554
Share price (pence)	1,057	999	974	1,001	1,024	959
Exercise price (pence)	793	999				
Expected volatility (% p.a.) [a]	20	15	N/A	N/A	N/A	15
Expected dividends (% p.a.)	3.6	3.4	N/A	3.6 [e]	4.0 [e]	N/A [g]
Risk-free interest rate	4.9	4.4	N/A	N/A	N/A	N/A
Pricing model	Black-Scholes	Binomial Lattice		Black-Scholes	Black-Scholes	Monte Carlo Simulation

(a) Expected volatility is based on an analysis of both the Group's historical volatility over the twelve months preceding the date of each award and the volatility implied by the price of traded options as at the date of each award.
(b) The awards relate to the St. James's Place plan.
(c) As no performance conditions attach to these awards and dividends are reinvested, the fair value is the same as the face value of the awards.
(d) The fair value of Sharekicker awards reflects that a share is automatically awarded for every two held after three years.
(e) Dividends payable on the matching shares during the vesting period are not awarded to the recipient.
(f) The 2006 award arises from the modifications made on 16 March 2007.
(g) Dividends payable on the shares during the vesting period are reinvested and so no dividend yield assumption is required.

Early exercise assumptions

The following allowance has been made for the impact of early exercise once options have vested:

Sharesave plan As the length of the exercise window is only six months all option holders are assumed to exercise halfway through the exercise window.

St. James's Place plan It is assumed that half of the option holders will exercise their options each year if the share price is at least 15% above the exercise price.

Allowance for performance conditions

The long term incentive plan includes a market based performance condition based on the Group's total shareholder return relative to an index of comparator companies. The impact of this performance condition has been modelled using Monte Carlo Simulation techniques, which involves running several thousands of simulations of future share price movements for both the Group and the comparator index. For the purpose of these simulations it is assumed that the share price of the Group and the comparator index are 60% correlated (2006 award 60%) and that the comparator index has volatility of 20% p.a. for the 2007 award (2006 award 15% p.a.).

The performance condition is based on the Group's performance relative to the comparator index over a three year period commencing on 1 January each year. The fair value calculations for the awards that were made in 2007 and 2006 therefore include an allowance for the actual performance of the Group's share price relative to the index over the period between 1 January and the award date.

In 2007 the weightings attached to certain comparators were amended with effect from 1 January 2007 and apply, from that date to 2005, 2006 and 2007 awards. Full details of the changes are included on pages 128 to 129 of the 'Report of the Board in relation to remuneration policy and practice'. The modifications do not alter the fair values of any of the awards, nor make additional changes necessary.

Modifications in relation to Sharekicker and EPS Sharekicker

In addition to the introduction of the EPS Sharekicker plan from 2007, eligible colleagues were also provided with the option of moving the outstanding elements of their 2005 and 2006 Sharekicker awards into the new EPS Sharekicker plan with effect from 1 January 2007. Elections to this effect were finalised on 16 March 2007.

These amendments to the 2005 and 2006 Sharekicker awards are being accounted for as a modification under IFRS 2. As such, any additional matching shares expected to vest to colleagues as a result of the switch to EPS Sharekicker are being charged using the fair value of the 2005 and 2006 awards at 16 March 2007. The assumptions applied to measure the fair values at 16 March 2007 are as follows:

	2006 awards	2005 awards
Number of awards moved to EPS Sharekicker	527,155	637,687
Fair value (pence)	947	985

The share price, expected dividends and pricing model are the same as those used for the 2006 awards for the EPS Sharekicker plan in the table above. In 2007 £2.2m has been charged as a result of the modification of the 2005 and 2006 awards.

Charge to the income statement

	2007 £m	2006 £m
Expense arising from share-based payment transactions (Note 5)		
Equity-settled	**138**	95
Cash-settled	**1**	6
	139	101

Included within the charge for the year is £13m (2006 £8m) in respect of share-based arrangements within St. James's Place, £4m in respect of the new Insight Investment plan (2006 £nil) and £3m in respect of Invista Real Estate plans (2006 £nil). In relation to the Group's share schemes, National Insurance and income tax costs of £14m (2006 £36m) are borne by the Group and are not included in the above table.

The establishment of the Insight Investment plan during the year required awards made under its previous incentive scheme to be converted into this equity-settled arrangement. As a result £18m was transferred to the share-based compensation scheme reserve which is not included in the charge to the income statement above. If all options and shares outstanding under the new Insight Investment plan at 31 December 2007 vested on that date, 4.8 million HBOS shares would be required to meet this. These shares would be sourced from the market, in accordance with the terms of the plan.

The liability for cash-settled share-based payment plans at 31 December 2007 is £5m (2006 £5m) and is included in accruals and deferred income.

The Group uses trusts to purchase and hold its own shares as part of the share-based payment arrangements. Details of these trusts and the shares held are given below.

No.1 and No.2 Employee Share Ownership Trusts

The No.1 Employee Share Ownership Trust ('ESOT 1') administers shares conditionally granted to Executive Directors and other executives under the HBOS Long Term Executive Bonus Plan. The Trust also administers shares which have been conditionally granted to Executive Directors, other executives and employees under the HBOS plc Annual Bonus Plan and overseas operations of the HBOS plc Share Incentive Plan ('Free Shares'). The No.2 Employee Share Ownership Trust ('ESOT 2') administers shares to be awarded to Executive Directors, other executives and employees under the Group's Sharesave and share option plans, where options are not satisfied by the new issue of shares or from shares held by the HBOS QUEST. Interest free loans have been provided by the Company to the Trusts to allow shares to be purchased in the market to satisfy these share grants.

At 31 December 2007 0.5 million HBOS plc ordinary shares (2006 0.7 million) with a market value of £4m (2006 £8m) were held in ESOT 1 and 7.5 million HBOS plc ordinary shares (2006 3.6 million) with a market value of £55m (2006 £41m) were held in ESOT 2. The shares in the Trusts are included in the balance sheet of the Group at a net book value of £nil (2006 £nil). Under the terms of the Trusts, dividends on these shares require to be waived.

HBOS plc Qualifying Employee Share Ownership Trust ('the HBOS QUEST')

The HBOS QUEST operates in conjunction with the HBOS Sharesave scheme and the former savings-related share schemes operated by Bank of Scotland and Halifax Group plc.

At 31 December 2007, the HBOS QUEST held 0.1 million HBOS plc ordinary shares (2006 1.7 million) with a market value of £1m (2006 £19m). These shares are included in the balance sheet at nil value. Under the terms of the Trust Deed, dividends on these shares require to be waived.

A number of trusts operate in conjunction with the Free Shares Plan which commenced in 2005.

(a) The Share Incentive Plan trust operates in conjunction with free share awards made to employees throughout the Group, except to the extent noted below. At 31 December 2007 this trust held 19.6 million HBOS plc ordinary shares (2006 12.7 million), with a market value of £144m (2006 £144m). These shares are included in the balance sheet at nil value.

(b) The Irish Profit Share Trust holds free shares awarded to colleagues employed in Ireland. At 31 December 2007 this trust held 0.5 million HBOS plc ordinary shares (2006 0.3 million), with a market value of £3m (2006 £3m). These shares are included in the balance sheet at nil value.

(c) The HBOS Australia Employee Share Trust holds free shares awarded to colleagues employed in Australia. At 31 December 2007 this trust held 1.7 million shares (2006 1.0 million) with a market value of £13m (2006 £12m). These ordinary shares are included in the balance sheet at nil value.

(d) ESOT 1 administers free shares awarded to colleagues based overseas.

38 Shareholders' Equity

Group	Share capital £m	Share premium £m	Other reserves: Cash flow hedge reserve £m	Other reserves: Available for sale reserve[b] £m	Other reserves: Other reserves[a] £m	Retained earnings £m	Minority interests £m	Total £m
At 1 January 2006	1,157	2,316	128	184	532	13,948	191	18,456
Foreign exchange translation					(23)			(23)
Revaluation of existing net assets upon acquisition of a jointly controlled entity						(15)		(15)
Net actuarial gains from defined benefit plans (net of tax)						163		163
Available for sale investments:								
Net change in fair value				190				190
Net gains transferred to income statement				(171)				(171)
Cash flow hedges:								
Effective portion of changes in fair value taken to equity			209					209
Net losses transferred to income statement			86					86
Profit for the year						3,879	60	3,939
Total recognised income and expense			295	19	(23)	4,027	60	4,378
Dividends paid (Note 40)						(1,501)	(22)	(1,523)
Issue of new shares (Note 36)	8	540						548
Ordinary share buyback	(26)				26	(982)		(982)
Dilution of shareholdings in subsidiaries							162	162
Acquisition of disposal group							125	125
Disposal of subsidiaries							(30)	(30)
Movement in own shares						(47)		(47)
Movement in share-based compensation reserve						84		84
At 31 December 2006 and 1 January 2007	**1,139**	**2,856**	**423**	**203**	**535**	**15,529**	**486**	**21,171**
Foreign exchange translation				**1**	**1**			**2**
Net actuarial gains from defined benefit plans (net of tax)						**312**		**312**
Available for sale investments:								
Net change in fair value				**(333)**				**(333)**
Net gains transferred to income statement				**(184)**				**(184)**
Cash flow hedges:								
Effective portion of changes in fair value taken to equity			**(216)**					**(216)**
Net gains transferred to income statement			**(292)**					**(292)**
Profit for the year						**4,045**	**68**	**4,113**
Total recognised income and expense			**(508)**	**(516)**	**1**	**4,357**	**68**	**3,402**
Dividends paid (Note 40)						**(1,747)**	**(39)**	**(1,786)**
Issue of new shares (Note 36)	**5**	**141**						**146**
Ordinary share buyback	**(13)**				**13**	**(500)**		**(500)**
Sale of disposal group							**(130)**	**(130)**
Other movements					**3**	**(15)**		**(12)**
Movement in own shares						**(177)**		**(177)**
Tax on share-based compensation schemes						**(36)**		**(36)**
Movements in share-based compensation reserve						**156**		**156**
At 31 December 2007	**1,131**	**2,997**	**(85)**	**(313)**	**552**	**17,567**	**385**	**22,234**

(a) Other reserves principally include the merger reserve of £494m arising from the combination of Halifax and Bank of Scotland in 2001. The cumulative balance for exchange translation at 31 December 2007 is £(28)m (2006 £(32)m).

(b) The available for sale reserve is comprised of £(450)m (2006 £33m) in respect of treasury assets and £137m (2006 £170m) in respect of corporate and other investments.

Company	Share capital £m	Share premium £m	Other reserves £m	Retained earnings £m	Total £m
At 1 January 2006	1,157	2,316	27	4,417	7,917
Net actuarial loss from defined benefit plans (net of tax)				(93)	(93)
Profit after tax				2,700	2,700
Total recognised income and expense				2,607	2,607
Dividends paid				(1,501)	(1,501)
Issue of new shares	8	540			548
Ordinary share buyback	(26)		26	(982)	(982)
Acquisition of own shares				(59)	(59)
Movement in respect of share-based compensation				(2)	(2)
Movements in respect of tax on employee benefits				57	57
At 31 December 2006 and 1 January 2007	**1,139**	**2,856**	**53**	**4,537**	**8,585**
Net actuarial gain from defined benefit plans (net of tax)				**261**	**261**
Profit after tax				**1,731**	**1,731**
Total recognised income and expense				**1,992**	**1,992**
Dividends paid				**(1,747)**	**(1,747)**
Issue of new shares	**5**	**141**			**146**
Ordinary share buyback	**(13)**		**13**	**(500)**	**(500)**
Acquisition of own shares				**(62)**	**(62)**
Movements in respect of share-based compensation			**3**	**134**	**137**
At 31 December 2007	**1,131**	**2,997**	**69**	**4,354**	**8,551**

Movements in own shares are included within retained earnings. These shares are held for the purposes of satisfying obligations arising from certain share-based compensation schemes as detailed in Note 37.

39 Capital Management

The Group's approach to managing capital is set out on pages 103 to 104 of the 'Risk Management' report and its capital position is set out on pages 76 to 77 in the section headed 'Capital' in the 'Group Finance Director's Report'.

The Group's practice is to use the Company to issue capital instruments and the Group's dividend policy requires surplus reserves to be remitted to the Company, except where they are required to be retained by the subsidiary for regulatory or financial reasons.

40 Dividends

After the balance sheet date a dividend of 32.3 pence per ordinary share was proposed by the Directors. This ordinary dividend has not been provided for but the impact on retained earnings, based on the number of shares in issue at 31 December 2007, is £1,205m. Ordinary dividends are charged direct to reserves only when the Company has a contractual obligation to pay.

The following dividends have been charged to retained earnings during the year:

	2007 £m	2006 £m
Ordinary share dividends		
2005 final dividend of 24.35p per share		930
2006 interim dividend of 13.5p per share		512
2006 final dividend of 27.9p per share	**1,048**	
2007 interim dividend of 16.6p per share	**619**	
	1,667	1,442
Preference share dividends		
Equity dividends paid	**80**	59
	1,747	1,501

41 Contingent Liabilities and Commitments

Group	2007 £m	2006 £m
Contingent liabilities		
Acceptances and endorsements	**43**	62
Guarantees and irrevocable letters of credit	**6,891**	5,068
	6,934	5,130
Commitments		
Short term trade related transactions	**115**	120
Undrawn formal standby facilities, credit lines and other commitments to lend with a maturity:		
Up to and including one year	**68,253**	61,645
Over one year	**31,416**	24,049
	99,784	85,814

Company	2007 £m	2006 £m
Contingent liabilities		
Guarantees provided to subsidiaries	**2,608**	2,552
	2,608	2,552

The contractual amounts above indicate the volume of business outstanding at the year end and do not reflect the underlying credit and other risks, which are significantly lower as some facilities will not be drawn down and some facilities that are drawn will be supported by collateral. Further details of assets pledged as collateral security are given in Note 16 for investment securities and Note 14 for loans and advances to customers. It should be noted that the Group's liquidity lines to the Group's Grampian and Landale conduits do not appear in the table above as these are internal to the Group and are eliminated on consolidation.

Where the Group is a lessee the future minimum lease payments under non-cancellable operating leases are due to be paid in the following periods:

Group	2007 £m	2006 £m
Not later than one year	**185**	154
Later than one year and not later than five years	**674**	567
Later than five years	**1,320**	1,061
	2,179	1,782

Where the Group is a lessee the future obligations payable under finance leases are as follows:

Group	2007 £m	2006 £m
Not later than one year	**1**	1
Later than one year and not later than five years		1
	1	2

Commitments in respect of capital expenditure on property and equipment that is authorised but not provided for in the accounts, for contracts which have been entered into amount to £21m (2006 £21m). Commitments for contracts which have been placed in relation to operating lease assets amount to £11m (2006 £9m).

On 27 July 2007 it was announced that the Company, along with seven other major UK current account providers, had reached agreement with the Office of Fair Trading to start legal proceedings in the High Court of England and Wales for a declaration (or declarations) to resolve legal uncertainties concerning the fairness and lawfulness of unarranged overdraft charges (the "test case"). It was also announced that the Company and those other providers will seek a stay of all current and potential future Court proceedings which are brought against them in the UK concerning these charges and have obtained the consent of the Financial Services Ombudsman not to proceed with consideration of the merits of any complaints concerning these charges that are referred to him prior to the resolution of the test case. By virtue of a waiver granted by the Financial Services Authority of its complaints handling rules, the Company (and other banks, including the banks party to the test case) will not be dealing with or resolving customer complaints on unarranged overdraft charges while the test case is running. A definitive outcome of the test case is unlikely to be known for at least 12 months. Given the very early stage of these proceedings and the uncertainty as to their outcome, it is not practicable at this time to estimate any potential financial effect.

Prior to the announcement above, the Group refunded certain unarranged overdraft charges on an ex-gratia basis as shown in Note 4. The Group's consideration of the current position is outlined in the critical accounting judgement in respect of regulatory provisions.

HBOS is engaged in various other litigation in the UK and overseas arising out of its normal business activities. HBOS considers that none of these actions is material and has not disclosed any contingent liability in respect of these actions because it is not practicable to do so.

42 Fair Value of Financial Instruments

The designation of financial instruments adopted by the Group for measurement purposes is set out in the critical accounting judgements and the valuation methodologies for financial instruments are set out in the appropriate accounting policies.

					2007
	Policyholder funds	At fair value through the income statement	Available for sale		Loans and receivables
	Carrying amount and fair value £m	Carrying amount and fair value £m	Carrying amount and fair value £m	Carrying amount £m	Fair value £m
Financial assets					
Cash and balances with central banks				2,572	2,572
Items in course of collection				945	945
Financial assets held for trading		54,681			
Derivative assets	416	13,725			
Loans and advances to banks	2,437	681		4,938	4,948
Loans and advances to customers				430,007	431,639
Investment securities	67,683	9,463	49,986	1,266	1,266
Other financial assets	426	461		893	893
	70,962	79,011	49,986	440,621	442,263

				2007
	Policyholder funds	At fair value through the income statement		At amortised cost
	Carrying amount and fair value £m	Carrying amount and fair value £m	Carrying amount £m	Fair value £m
Financial liabilities				
Deposits by banks			41,513	41,528
Customer accounts			243,221	244,072
Financial liabilities held for trading		22,705		
Derivative liabilities	313	11,998		
Investment contract liabilities	43,772	1,864		
Debt securities in issue		1,842	204,678	203,579
Other borrowed funds		50	24,203	23,981
Other financial liabilities	253	249	665	665
	44,338	38,708	514,280	513,825

In the table above investment contract liabilities exclude £7,192m of investment contracts classified as investment contracts with DPF. An analysis of this is given in Note 27.

The valuation methodologies for calculating the fair value of financial instruments carried as loans and receivables and at amortised cost are set out below.

Loans and advances to banks, loans and advances to customers, deposits by banks and customer accounts are not regularly traded and so market prices are not available. Fair value is estimated by discounting anticipated contractual cash flows at a current market rate of interest. Current market rates are estimated by discounting anticipated contractual cashflows at a current market rate of interest and certain portfolios of loans are also impacted by a significant change in credit spread. Current market rates are estimated by reference to the rates at which similar products are advanced by the Group and market. For loans and deposits with variable interest rates or fixed rates which are re-priced within a short period, the carrying value represents fair value. For debt securities in issue and other borrowed funds carried at amortised cost, the fair values have been derived using quoted prices where available, broker valuations and where these are not available, cash flow models, adjusted for credit spreads where appropriate.

These calculations do not necessarily represent the fair value that could be obtained for the portfolios if they were sold at 31 December 2007. The exit price for such portfolios in a wholesale market would be subject to negotiation with a buyer and, for the financial assets, would take account of factors including credit risk, loan to collateral ratios, liquidity, contractual terms, historic default rates and age of the portfolio. These factors and others would in combination be the basis of valuation of the portfolios. All such drivers of valuation interact and there is no certainty that any single factor would have a greater impact on the portfolio valuation than others.

42 Fair Value of Financial Instruments continued

	Policyholder funds	At fair value through the income statement	Available for sale	Loans and receivables	2006
	Carrying amount and fair value £m	Carrying amount and fair value £m	Carrying amount and fair value £m	Carrying amount £m	Fair value £m
Financial assets					
Cash and balances with central banks				1,966	1,966
Items in course of collection				880	880
Financial assets held for trading		49,139			
Derivative assets	330	8,282			
Loans and advances to banks	2,168	590		8,835	9,426
Loans and advances to customers				376,808	377,158
Investment securities	65,385	6,299	44,854	493	493
Other financial assets	424	293		1,444	1,431
	68,307	64,603	44,854	390,426	391,354

	Policyholder funds	At fair value through the income statement	At amortised cost	2006
	Carrying amount and fair value £m	Carrying amount and fair value £m	Carrying amount £m	Fair value £m
Financial liabilities				
Deposits by banks			30,557	30,460
Customer accounts			211,857	212,077
Financial liabilities held for trading		22,334		
Derivative liabilities	280	10,475		
Investment contract liabilities	39,250	1,542		
Debt securities in issue		3,260	180,390	180,078
Other borrowed funds		48	19,644	20,203
Other financial liabilities	503		2,151	2,052
	40,033	37,659	444,599	444,870

In the table above investment contract liabilities exclude £8,694m of investment contracts classified as investment contracts with DPF. An analysis of this is given in Note 27.

For the Company, derivatives and debt securities are measured at fair value. Fair values for other borrowed funds have been obtained from market prices where available, broke quotes or where neither are available a discounted cash flow model using current market rates adjusted for credit spreads. At 31 December 2007 the carrying value of other borrowed funds is £15,503m (2006 £12,326m) and the fair value is £15,253m (2006 £13,053m). The fair value of amounts owed by and to Group entities is deemed to be the carrying value except where they have fixed interest rates or where they are directly linked to other borrowed funds. In these circumstances the fair value is adjusted to reflect the impact of current interest rates or the fair value adjustments of the linked other borrowed funds. At 31 December 2007 the carrying value of net amounts owed by Group entities is £9,618m (2006 £9,468m) and the fair value £9,201m (2006 £9,391m).

43 Credit Risk

The Group's approach to managing credit risk is set out on pages 89 to 91 of the 'Risk Management' report. The table below sets out the Group's exposure to credit risk relating to financial instruments before taking account of collateral and other security. Policyholder assets are excluded from the Group's exposure in the table as the underlying credit risks are for the account of policyholders and have no direct impact on the Group's results.

	Total £m	Policyholder funds £m	2007 Group exposure £m	Total £m	Policyholder funds £m	2006 Group exposure £m
Assets						
Cash and balances at central banks	**2,572**		**2,572**	1,966		1,966
Items in the course of collection	**945**		**945**	880		880
Financial assets held for trading	**54,681**		**54,681**	49,139		49,139
Derivative assets	**14,141**	**416**	**13,725**	8,612	330	8,282
Loans and advances to banks	**8,056**	**2,437**	**5,619**	11,593	2,168	9,425
Loans and advances to customers	**430,007**		**430,007**	376,808		376,808
Debt securities	**77,553**	**20,714**	**56,839**	68,826	18,925	49,901
Other financial assets (excluding equity shares)	**1,780**	**426**	**1,354**	2,161	424	1,737
	589,735	**23,993**	**565,742**	519,985	21,847	498,138
Contingent liabilities and commitments	**106,718**		**106,718**	90,944		90,944
	696,453	**23,993**	**672,460**	610,929	21,847	589,082

The table below sets out the Company's exposure to credit risk relating to financial instruments before taking account of collateral and other security.

	2007 £m	2006 £m
Derivative assets	**162**	1
Amounts owed to Group entities	**38,885**	27,765
Debt securities	**1**	40
	39,048	27,806
Contingent liabilities and commitments	**2,608**	2,552
	41,656	30,358

The internal credit ratings of the Group are assessed on a comparable basis to those given by external credit rating agencies. Where external credit ratings are available, these have been used in the analyses below.

Financial assets held for trading

Financial assets held for trading are almost exclusively investment grade investments with 99% (2006 99%) of inter-bank and structured investment portfolios rated 'A' or above based on internal credit ratings. An analysis of financial instruments held for trading is given in Note 11.

Derivative assets

Derivative assets are primarily traded with investment grade counterparties with 83% (2006 90%) of derivatives rated 'A' or above based on internal credit ratings. The Company's derivatives are wholly traded with Bank of Scotland plc which has a credit rating of 'AA'. An analysis of derivatives is given in Note 13.

Loans and advances to banks

Loans and advances to banks are primarily invested with investment grade banks of which 80% (2006 90%) have a credit rating of 'A' or above based on internal credit ratings.

43 Credit Risk continued

Loans and advances to customers

Loans and advances to customers are managed on a divisional basis. A divisional analysis of advances to customers is set out in Note 8 and an analysis of loans and advances is given in Note 14. Additional disclosures in respect of the credit quality of loans and advances is given in the divisional sections of the Business Review prefaced as being an integral part of the financial statements as follows: Retail on pages 21 to 22, Corporate on pages 29 to 30, International on page 47, Australia on page 49, Ireland on page 53 and Europe & North America on page 56.

The Group's Corporate, International and Treasury neither past due nor impaired lending exposures are analysed by internal credit rating below:

	2007 %	2006 %
Better than satisfactory risk	**33**	27
Satisfactory risk	**54**	55
Viable but monitoring	**11**	16
High risk	**2**	2
	100	100

The loan to value of the Group's Retail home mortgage lending exposure is analysed below:

	2007 %	2006 %
Less than 70%	**65**	62
70% to 80%	**18**	19
80% to 90%	**13**	15
Greater than 90%	**4**	4
	100	100

The ageing of the Group's lending exposure that is past due but not impaired is analysed below:

	2007 £m	2006 £m
Up to 3 months	**10,746**	10,898
3 to 6 months	**9**	546
Greater than 6 months	**31**	1,158
	10,786	12,602

The Group's impaired gross lending exposure is analysed below:

	2007 £m	2006 £m
Retail secured lending	**4,234**	4,047
Retail unsecured lending	**2,322**	2,411
Corporate – no loss	**1,648**	557
Corporate – with loss	**1,517**	1,163
International	**826**	581
	10,547	8,759

Loans categorised as impaired with no loss represent loans that have been individually assessed as having impairment characteristics but where we expect, after taking into consideration collateral and other credit enhancements, full recovery of both interest and capital.

The ageing of the Group's lending exposure that is impaired is analysed below:

	2007 £m	2006 £m
Up to 3 months	**1,552**	779
3 to 6 months	**2,993**	2,425
6 months to one year	**2,150**	1,957
Greater than one year	**1,613**	1,410
Possession	**399**	374
Recoveries	**1,840**	1,814
	10,547	8,759

The Group holds collateral valued at £292m (2006 £332m) in respect of the £399m (2006 £317m) of possession exposures.

Collateral

The value of collateral held by the Group as described above includes the value of the homes secured against the mortgage lending without limitation to the actual loan amounts. The average loan to value of UK Retail home mortgages that are impaired is 57% (2006 57%). The Group's Corporate lending is generally secured by fixed and floating charges.

Amounts owed by Group entities

The Company's inter-company assets are primarily transacted with companies in the Group that have credit ratings of 'AA'.

Debt securities

Debt securities are primarily held within the Treasury & Asset Management, Corporate and Insurance & Investment divisions and are almost exclusively issued by investment grade counterparties with 96% (2006 94%) of debt securities rated 'A' or above based on internal credit ratings. The Company's investment securities comprise UK government gilts with an external 'AAA' credit rating.

Contingent liabilities and commitments

Contingent liabilities and commitments are analysed in Note 41. This amount reflects the outstanding business at the year end and reflects the maximum credit exposure that could be drawn down. Some facilities will not be drawn down or may be only partially utilised.

44 Market Risk

The Group's approach to managing market risk is set out on pages 91 to 95 of the 'Risk Management' report. The Company's approach to managing market risk is to transfer interest rate and foreign exchange risk to its subsidiary Bank of Scotland plc through a combination of inter-company loans, deposits and derivative instruments. The following table shows, split by currency, the Company's sensitivity as at 31 December 2007 to an immediate interest rate shift of 25 basis points to all interest rates.

Impact of interest rate shift on income statement (expense)/income	**2007** **+25 bps** **£m**	**2007** **-25 bps** **£m**	2006 +25 bps £m	2006 -25 bps £m
Currency				
Sterling	**(34)**	**34**	(23)	23
Australian Dollar	**1**	**(1)**	1	(1)
	(33)	**33**	(22)	22

Non-Trading Currency Exposure

Structural currency exposures arise from the Group's investments in overseas subsidiaries, branches and other investments and are noted in the table below.

Functional currency of the operation	**2007** **Net investments in overseas operations** **£m**	**2007** **Borrowing taken out to hedge net investments** **£m**	**2007** **Remaining structural currency exposure** **£m**	2006 Net investments in overseas operations £m	2006 Borrowing taken out to hedge net investments £m	2006 Remaining structural currency exposure £m
Australian Dollar	**2,023**	**2,023**		1,560	1,560	
Euro	**1,888**	**1,613**	**275**	1,464	1,224	240
US Dollar	**97**	**97**		106	99	7
Other	**4**		**4**	13		13
	4,012	**3,733**	**279**	3,143	2,883	260

At 31 December 2007 and 31 December 2006 there are no material net currency exposures in the non-trading book relating to transactional (or non-structural) positions that would give rise to net currency gains or losses. Additional information on the Group's foreign exchange risk is set out on pages 93 to 94 of the 'Risk Management' report.

45 Liquidity Risk

The Group's approach to managing liquidity risk is set out on pages 95 to 98 of the 'Risk Management' report.

The tables below set out the contractual cash flows attaching to the Group's financial liabilities (excluding those related to policyholder funds) and the Company's financial liabilities. Except for the insurance contract liabilities these cash flows are not discounted and include both the contractual cash flows pertaining to the balance sheet liabilities and future contractual cash flows that they will generate. Certain long dated financial liabilities allow for early termination at the option of the Group. Where the terms of these instruments have been designed to economically compel the Group to early settle, the earlier settlement date has been applied. For undated instruments the earlier of 20 years or expected date of maturity has been applied. The analysis of insurance contract liabilities is based on the expected timing of discounted amounts recognised at the balance sheet date. Policyholder funds have been excluded from the analysis as the underlying risks are for the account of policyholders and have no direct impact on the Group's results. In addition to the cash flows detailed below, the Group is exposed to potential cash outflows in the form of commitments and contingencies as set out in Note 41.

45 Liquidity Risk continued

Group	Up to 1 month £m	1 to 3 months £m	3 to 12 months £m	1 to 5 years £m	2007 Over 5 years £m
Liabilities					
Deposits by banks	23,563	12,413	4,369	629	673
Customer accounts	193,031	19,276	25,220	7,934	1,642
Financial liabilities held for trading	9,119	5,556	6,540	242	
Derivative liabilities:					
Gross settled derivatives – outflows	20,580	21,966	15,575	39,030	15,700
Gross settled derivatives – inflows	(20,558)	(22,084)	(15,298)	(38,324)	(14,998)
Gross settled derivatives – net flows	22	(118)	277	706	702
Net settled derivative liabilities	332	516	1,347	4,133	(400)
	354	398	1,624	4,839	302
Insurance contract liabilities	99	61	495	1,185	1,821
Investment contract liabilities	1	2	1,907	13	98
Debt securities in issue	26,990	48,086	42,900	75,693	36,843
Other borrowed funds	48	246	2,145	11,776	23,911
Other financial liabilities	914				
	254,119	86,038	85,200	102,311	65,290

Group	Up to 1 month £m	1 to 3 months £m	3 to 12 months £m	1 to 5 years £m	2006 Over 5 years £m
Liabilities					
Deposits by banks	11,911	11,751	3,250	1,448	2,670
Customer accounts	181,029	16,454	10,761	6,187	1,704
Financial liabilities held for trading	8,037	5,630	7,699	249	
Derivative liabilities:					
Gross settled derivatives – outflows	16,213	33,366	24,234	41,070	33,552
Gross settled derivatives – inflows	(15,881)	(33,049)	(23,615)	(39,415)	(33,419)
Gross settled derivatives – net flows	332	317	619	1,655	133
Net settled derivative liabilities	1,396	680	1,786	3,500	4,395
	1,728	997	2,405	5,155	4,528
Insurance contract liabilities	1,107	20	163	436	2,080
Investment contract liabilities	365	3	915	46	450
Debt securities in issue	15,289	53,616	31,700	48,466	55,077
Other borrowed funds	28	219	1,507	8,773	21,505
Other financial liabilities	2,151				
	221,645	88,690	58,400	70,760	88,014

Company	Up to 1 month £m	1 to 3 months £m	3 to 12 months £m	1 to 5 years £m	2007 Over 5 years £m
Liabilities					
Derivative liabilities:					
Gross settled derivatives – outflows	12	77	564	4,539	6,356
Gross settled derivatives – inflows		(58)	(486)	(4,412)	(6,002)
Gross settled derivatives – net flows	12	19	78	127	354
Amounts owed to Group entities	16,597	1,050	2,814	10,208	11,568
Other borrowed funds		128	445	4,935	10,691
	16,609	1,197	3,337	15,270	22,613

Company	Up to 1 month £m	1 to 3 months £m	3 to 12 months £m	1 to 5 years £m	2006 Over 5 years £m
Liabilities					
Derivative liabilities:					
Gross settled derivatives – outflows	3	35	114	1,945	5,035
Gross settled derivatives – inflows		(36)	(91)	(1,791)	(4,721)
Gross settled derivatives – net flows	3	(1)	23	154	314
Amounts owed to Group entities	10,431	1,302	1,704	4,072	12,786
Other borrowed funds		124	362	4,148	10,402
	10,434	1,425	2,089	8,374	23,502

46 Special Purpose Entities
The Group sponsors special purpose entities ('SPEs') that are used in its securitisation and funding programmes. The principal securitisation programmes are listed in Note 14. In addition, the Group sponsors two conduit programmes, Grampian and Landale, which invest in asset-backed securities funded by commercial paper or through banking facilities. Details of the assets secured under these conduit programmes are given in Note 16.

Two of the Landale SPEs are not consolidated by the Group. One is the central funding company for the conduit that obtains external funding and lends it to the purchasing companies. The second is a purchasing company that has acquired floating rate notes issued under the Group's mortgage securitisation programmes and which is supported by liquidity lines that are provided by third party banks. These entities are not consolidated as there are insufficient indicators of control, in particular as the credit risk relating to the assets held by the entities and the liquidity risks are not borne by the Group. If these two entities were consolidated by the Group the financial impact would be minimal with the principal effects increasing deposits by banks by £1,756m (2006 £nil) and customer accounts by £100m (2006 £nil) and decreasing debt securities in issue by £1,856m (2006 £nil). Group profit before tax and retained earnings would both be increased by £0.5m (2006 £nil).

47 Related Party Transactions
HBOS plc is the ultimate parent company of the Group. Banking transactions are entered into by the Company with its subsidiaries in the normal course of business and are at normal commercial terms. These include loans, deposits and foreign currency transactions. Balances between HBOS plc and its subsidiaries are shown on the Company balance sheet. Interest income and expense are £1,909m (2006 £1,469m) and £1,718m (2006 £966m) respectively. HBOS plc is the principal employer of the Group and staff and other costs in the year of £2,457m (2006 £2,277m) were recharged to subsidiaries.

In the year ended 31 December 2007, the Group provided both administration and processing services to Sainsbury's Bank plc. The amounts payable to the Group during the year are £42m (2006 £36m), of which £18m is outstanding at the year end (2006 £15m). At 31 December 2007, Sainsbury's Bank plc also has balances with the Group that are included in loans and advances to banks of £726m (2006 £766m) and deposits by banks of £3,430m (2006 £943m).

At 31 December 2007, there are loans and advances to customers of £11,373m (2006 £10,115m) outstanding and balances within customer accounts of £575m (2006 £304m) relating to jointly controlled entities and associated undertakings.

At 31 December 2007, there are customer accounts of £20m (2006 £3m) and investment and insurance contract liabilities of £425m (2006 £489m) related to the Group's pension arrangements. Additionally, the Group's pension funds hold HBOS plc ordinary shares with a value of £19m (2006 £28m) and HBOS plc bonds with a value of £2m (2006 £nil).

48 Transactions with Key Management Personnel
For the purposes of IAS 24 'Related Party Disclosures', key management personnel comprise the members of the Board of HBOS plc and, as the senior executive committee of the Group, the members of the HBOS Executive Committee.

Remuneration and other compensation

	2007 £'000	2006 £'000
Emoluments	13,276	10,436
Termination benefits	1,475	
Post retirement benefits	63	222
Equity compensation benefits	6,257	7,715

Product transactions
Key management personnel and other colleagues, as well as receiving salary, incentives, shares, pensions and other benefits are entitled to enter into product transactions with HBOS plc and its subsidiaries. These transactions are generally in the form of banking, savings, mortgage, loan, insurance, assurance and investment products. Any product offerings that are received on beneficial terms compared to the terms received by customers and which give rise to taxable benefits in kind are declared to HM Revenue & Customs and taxed accordingly.

48 Transactions with Key Management Personnel continued
Key management personnel and members of their related parties have undertaken transactions with HBOS plc and its subsidiaries, jointly controlled entities and associated undertakings in the normal course of business, details of which have been disclosed to the Group are given below:

Mortgages, credit cards and term loans

	Number of key management personnel	£'000
At 1 January 2006	10	4,526
Amounts advanced during the year	5	1,589
Interest charged	7	245
Amounts repaid during the year	11	(1,324)
Upon resignation	1	13
At 31 December 2006	10	5,049
Upon appointment	**1**	**3**
Interest charged	**8**	**271**
Amounts repaid during the year	**11**	**(2,036)**
Upon resignation	**3**	**(1,460)**
At 31 December 2007	**7**	**1,827**

Bank, cheque or current accounts

	Number of key management personnel	Credit balances £'000	Debit balances £'000	Net balances £'000
At 1 January 2006	10	1,222	(77)	1,145
Net movement during the year	12	6,316	(940)	5,376
Upon resignation	1	(51)		(51)
At 31 December 2006	11	7,487	(1,017)	6,470
Upon appointment	**3**	**413**		**413**
Net movement during the year	**15**	**(1,129)**	**(419)**	**(1,548)**
Upon resignation	**3**	**(130)**	**1,236**	**1,106**
At 31 December 2007	**12**	**6,641**	**(200)**	**6,441**

Savings and deposit accounts

	Number of key management personnel	£'000
At 1 January 2006	7	2,367
Upon appointment	1	94
Amounts deposited during the year	8	5,611
Interest credited	9	51
Amounts withdrawn during the year	7	(1,813)
Upon resignation	1	(3,010)
At 31 December 2006	8	3,300
Upon appointment	**2**	**1,550**
Amounts deposited during the year	**9**	**3,123**
Interest credited	**7**	**114**
Amounts withdrawn during the year	**7**	**(2,393)**
Upon resignation	**1**	**(32)**
At 31 December 2007	**10**	**5,662**

Life assurance and investment contracts

	Number of key management personnel	£'000
At 1 January 2006	7	4,512
Upon appointment	1	48
Premiums paid/amounts invested during the year	8	307
Other movements including investment returns	8	2,127
Upon resignation	1	(5)
Total sum insured/value of investment at 31 December 2006	8	6,989
Upon appointment	**2**	**173**
Premiums paid/amounts invested during the year	**9**	**3,191**
Other movements including investment returns	**10**	**(1,995)**
Upon resignation	**2**	**(1,331)**
Total sum insured/value of investment at 31 December 2007	**8**	**7,027**

The following disclosures are presented in accordance with the Companies Act 1985 as amended by the Companies Act 2006.

The number of Directors together with their connected persons who had transactions and balances with banking entities in the Group were as follows:

		2007		2006
	Number of Directors	**£'000**	Number of Directors	£'000
Loans	**6**	**1,440**	7	4,420
Quasi-loans and credit cards	**6**	**14**	7	27
	6	**1,454**	7	4,447

Shareholder Information

Financial Calendar 2008

27 Feb 2008	2007 Preliminary Results Announcement
12 Mar 2008	Ordinary shares quoted ex-dividend
14 Mar 2008	Ordinary shares record date for the final dividend 2007
17 Mar 2008	6.475% preference shares dividend payment
11 Apr 2008	Return date for mandates for the Dividend Reinvestment Plan ('DRIP') for the final dividend 2007
16 Apr 2008	6.0884% preference shares quoted ex-dividend
18 Apr 2008	6.0884% preference shares record date
29 Apr 2008	Annual General Meeting & Interim Management Statement
7 May 2008	9 1/4% and 9 3/4% preference shares quoted ex-dividend
9 May 2008	9 1/4% and 9 3/4% preference shares record date
12 May 2008	Ordinary shares final dividend 2007 payment
12 May 2008	6.0884% preference shares dividend payment
14 May 2008	6.3673% preference shares quoted ex-dividend
16 May 2008	6.3673% preference shares record date
2 June 2008	9 1/4% and 9 3/4% preference shares dividend payment
17 June 2008	6.3673% preference shares dividend payment
31 Jul 2008	2008 Half Year Results Announcement
6 Aug 2008	Ordinary shares quoted ex-dividend
6 Aug 2008	6.475% preference shares quoted ex-dividend
8 Aug 2008	Ordinary shares record date for the interim dividend 2008
8 Aug 2008	6.475% preference shares record date
15 Sep 2008	Return date for mandates for the DRIP for the interim dividend 2008
15 Sep 2008	6.475% preference shares dividend payment
8 Oct 2008	6.0884% preference shares quoted ex-dividend
10 Oct 2008	6.0884% preference shares record date
13 Oct 2008	Ordinary shares interim dividend 2008 payment
5 Nov 2008	9 1/4% and 9 3/4% preference shares quoted ex-dividend
7 Nov 2008	9 1/4% and 9 3/4% preference shares record date
12 Nov 2008	6.0884% preference shares dividend payment
19 Nov 2008	Interim Management Statement
1 Dec 2008	9 1/4% and 9 3/4% preference shares dividend payment

Registrar
You should contact the Registrar if you:

- have any queries regarding your shareholding – you can access information on your share balance, dividend payments and the HBOS share price 24 hours a day, 7 days a week using the automated service,
- have any queries regarding your dividends,
- wish to participate in the Dividend Reinvestment Plan – this enables you to buy more HBOS shares using your dividend payments automatically,
- wish to transfer your shares,
- have lost your share certificate, or
- have changed your name or address.

Contact details for the Registrar are:

Computershare Investor Services PLC
PO Box 1909
The Pavilions
Bridgwater Road
Bristol
BS99 7DS

Tel: 0870 702 0102
Email: HBOS@computershare.co.uk

Internet
You can view your shareholding, including indicative shareholding values and recent dividend information, online at www.hbosplc.com by following the links for ordinary shareholders.

The website also provides further information about HBOS plc, and links to our other Group websites.

Halifax Share Dealing
One way to buy or sell HBOS plc shares is to call Halifax Share Dealing on 08457 22 55 25 or visit www.halifax.co.uk/sharedealing. Halifax Share Dealing Limited is authorised and regulated by the Financial Services Authority, is a member of the London Stock Exchange and is an HM Revenue & Customs approved PEP and ISA Manager.

Registered Office
HBOS plc, The Mound, Edinburgh, EH1 1YZ.

Registered Number
SC218813

Share Register Analysis at 31 December 2007

Size of shareholding	Number of shareholders	%	Number of ordinary shares	%
1 – 200	799,761	38.70	134,375,045	3.60
201 – 1,000	1,153,438	55.82	449,814,144	12.05
1,001 – 5,000	106,679	5.16	145,085,876	3.89
5,001 – 10,000	2,959	0.14	21,035,148	0.56
10,001 – 50,000	2,180	0.11	42,843,089	1.15
50,001 – 100,000	316	0.02	22,393,890	0.60
over 100,000	1,046	0.05	2,917,456,974	78.15
	2,066,379	100.00	3,733,004,166	100.00

We'd like you to take a couple of seconds just to run your hand over the pages of this report. We've deliberately chosen this light, non-shiny paper for our 2007 Annual Report and Accounts because it comes from sustainable forests. This means that for every tree cut down for pulp, another one is planted.

And we think that's a good thought to end on.


Mixed Sources
Product group from well-managed forests and other controlled sources
www.fsc.org Cert no. TT-COC-2201
© 1996 Forest Stewardship Council
FSC

Published by Elmwood. Printed by Summerhall Corporate.



Registered Office:
HBOS plc
The Mound
Edinburgh
EH1 1YZ

www.hbosplc.com

Growing the UK franchise
Targeted international growth
Cost leadership
Capital discipline
Colleague development



Circular to Shareholders relating to a proposed 2 for 5 Rights Issue at 275 pence per share, a proposed Capitalisation Issue in lieu of the 2008 Interim Dividend and a Notice of General Meeting

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to what action you should take, you should consult your stockbroker, solicitor, accountant or other professional adviser duly authorised under the Financial Services and Markets Act 2000 if you are a resident in the UK or, if not, from another appropriately authorised independent financial adviser in your own jurisdiction.

If you have sold or transferred, or otherwise disposed of, all your shares in HBOS, please pass this circular and the accompanying Form of Proxy to the stockbroker, bank or other agent through whom you made the sale, transfer or disposal, for transmission to the purchaser or transferee, except that such documents should not be sent to any jurisdiction under any circumstances where to do so might constitute a violation of local securities laws and regulations. If you have sold or transferred, or otherwise disposed of, only part of your holding of shares in HBOS, you should retain this circular and accompanying Form of Proxy and consult the stockbroker, bank or other agent through whom you made the sale, transfer or disposal.

This circular is being sent for information purposes only to certain categories of share option holders and to holders of HBOS Preference Shares.

The attention of shareholders is drawn to the Notice convening a General Meeting of the Company which appears at the end of this circular and the accompanying Form of Proxy. The General Meeting will be held on 26 June 2008 at the Edinburgh International Conference Centre, The Exchange, Edinburgh, EH3 8EE, at 2.00 p.m. The attention of shareholders is also drawn to the Chairman's Letter as set out in Part 1 of this circular recommending you to vote in favour of the resolutions set out in the Notice and to the further details of the Capitalisation Issue set out in Part 2 of this circular.


HBOSplc

HBOS plc

(incorporated under the Companies Act 1985 under registered number SC218813)

Circular to Shareholders relating to a proposed 2 for 5 Rights Issue at 275 pence per share, a proposed Capitalisation Issue in lieu of the 2008 Interim Dividend and a Notice of General Meeting

THIS CIRCULAR DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO SUBSCRIBE FOR, THE NIL PAID RIGHTS, THE FULLY PAID RIGHTS OR THE RIGHTS ISSUE SHARES IN ANY JURISDICTION.

This is not a prospectus but a Shareholder Circular. The Prospectus containing details of the Rights Issue (including details of nil paid rights, the fully paid rights and the new ordinary shares to be offered pursuant to the Rights Issue) will be posted to Qualifying Shareholders shortly before the General Meeting. Investors should not subscribe for any nil paid rights, fully paid rights or Rights Issue Shares referred to in this circular except on the basis of the information, and the terms and conditions of the Rights Issue, contained in the Prospectus and, in the case of Qualifying Shareholders who do not hold their shares in CREST, the Provisional Allotment Letter. The distribution of this circular into any jurisdiction other than the United Kingdom may be restricted by law. Persons into whose possession this circular and/or the accompanying Form of Proxy comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

Dresdner Kleinwort Limited, which is authorised and regulated by the Financial Services Authority, Dresdner Bank AG London Branch, which is authorised by BAFin and by the Financial Services Authority and which is regulated by the Financial Services Authority for the conduct of designated investment business in the United Kingdom and Morgan Stanley & Co. International plc are acting exclusively for the Company and for no other person in connection with the Rights Issue, and will not regard any other person (whether or not a recipient of this document) as a client in relation to the Rights Issue. Dresdner Kleinwort Limited, Dresdner Bank AG London Branch and Morgan Stanley & Co. International plc are not acting for the Company in relation to the Capitalisation Issue or any other matter referred to in this document, other than the Rights Issue. Dresdner Kleinwort Limited, Dresdner Bank AG London Branch and Morgan Stanley & Co. International plc will not be responsible to anyone (other than, in respect of the Rights Issue only, the Company) for providing the protections afforded to their respective clients or for providing advice in relation to the Rights Issue, the Capitalisation Issue or any other matter referred to in this document.

Notice to Shareholders in the Excluded Territories regarding the Rights Issue

Subject to certain limited exceptions, shareholders with registered addresses, or who are resident, in the Excluded Territories and ADR Holders, are not eligible to participate in the Rights Issue and there will be no offer of nil paid rights, fully paid rights or Rights Issue Shares, and the Prospectus and the Provisional Allotment Letter will not be sent or otherwise distributed to any shareholder with a registered address, or who is resident, in an Excluded Territory or ADR Holders. Unless an exception is available the rights to which such shareholders would otherwise be entitled will be sold on their behalf and the net proceeds of such sales (after deduction of expenses) will be paid to such shareholders, except that individual amounts of less than £5.00 per holding will not be distributed, but will be donated to charity and the rights to which ADR Holders would otherwise be entitled will be sold on their behalf, and the net proceeds of such sales will be paid to ADR Holders, in accordance with the terms of the Deposit Agreement.

The nil paid rights, the fully paid rights, the Rights Issue Shares and the Provisional Allotment Letters have not been, and will not be, registered under the US Securities Act of 1933, as amended (the Securities Act), or the relevant laws of any other Excluded Territory. The securities mentioned herein may not be offered or sold in the United States or any other Excluded Territory absent registration or an applicable exemption from the registration requirements of the Securities Act or the relevant laws of any other Excluded Territory. There will be no public offer of such securities in the United States or any other Excluded Territory.

Additional notice to Japanese Shareholders

This circular does not constitute or form part of any direct or indirect solicitation of any offer to purchase or subscribe for any securities or instruments or to participate in any trading or investment strategies in Japan or to, or for the benefit of, any resident in, or to others for reoffering or resale, directly or indirectly, in Japan or to, or for the benefit of, a resident of Japan. Receipt of this circular does not mean that the recipient of this circular obtains or would obtain any rights or interest in relation to an offer to sell, or a solicitation of an offer to subscribe for, the nil paid rights, the fully paid rights, the Provisional Allotment Letters or the Rights Issue Shares. Each recipient of this circular will have no rights or interest in relation to an offer to sell, or a solicitation of an offer to subscribe for, the nil paid rights, the fully paid rights, the Provisional Allotment Letters or the Rights Issue Shares unless you separately receive a Prospectus containing details of the Rights Issue; provided that a Japanese resident who is not a Qualified Institutional Investor defined in Article 10, Paragraph 1 of the Cabinet Office Ordinance concerning the Definitions under Article 2 of the Financial Instruments and Exchange Law of Japan (Ordinance of the Ministry of Finance No. 14 of 1993, as amended) will have no rights or interest in relation to an offer to sell, or a solicitation of an offer to subscribe for, the nil paid rights, the fully paid rights, the Provisional Allotment Letters or the Rights Issue Shares under any circumstances.

Forward-looking Statements

Certain statements made in this circular constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the use of words such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "plan", "seek", "continue" or similar expressions and relate to, among other things, the performance of the various business units of HBOS in the near to medium term, the amount by which HBOS expects to write down the value of certain of its assets, the expectations of HBOS in respect of the Rights Issue, its capital ratios and its dividend payout ratio, the business strategy of HBOS and its plans and objectives for future operations. Such statements are based on current expectations and, by their nature, are subject to a number of risks and uncertainties that could cause actual results and performance to differ materially from any expected future results or performance, expressed or implied, by the forward-looking statement. Factors that might cause forward looking statements to differ materially from actual results, include among other things, general economic conditions in the European Union, in particular in the United Kingdom, and in other countries in which HBOS has business activities or investments, including the United States; the inability of HBOS to hedge certain risks economically; the adequacy of its impairment provisions and loss reserves; and the potential exposure of HBOS to various types of market risk, such as interest rate risk, foreign exchange rate risk, credit risk and commodity and equity price risk. These forward-looking statements speak only as of the date of this circular. The information and opinions contained in this circular are subject to change without notice and, subject to compliance with applicable law, HBOS assumes no responsibility or obligation to update publicly or review any of the forward-looking statements contained herein except to the extent required by any applicable law or regulation.

Contents

Expected Timetable – Key Dates[1]

Expected publication of Prospectus	week commencing 16 June 2008
Rights Issue Record Date	close of business on Thursday, 19 June 2008
Latest time and date for receipt of Forms of Proxy	2.00 p.m. on Tuesday, 24 June 2008
General Meeting	2.00 p.m. on Thursday, 26 June 2008
Provisional Allotment Letters posted	Thursday, 26 June 2008
Trading in the Rights Issue Shares, nil paid, commences	8.00 a.m. on Friday, 27 June 2008
Last time and date of acceptance under the Rights Issue[2]	11.00 a.m. on Friday, 18 July 2008
Rights Issue Shares will be admitted to trading, fully paid	8.00 a.m. on Monday, 21 July 2008
Capitalisation Issue price fixed	close of business on Friday, 3 October 2008
Last date transfers will be accepted for registration to participate in the Capitalisation Issue and Capitalisation Issue Record Date	close of business on Friday, 3 October 2008
Date the Capitalisation Issue Shares will be issued and admitted to trading	8.00 a.m. on Monday, 6 October 2008

Notes:

1. A full timetable of events in connection with the Rights Issue will be set out in the Prospectus. Only the key dates in relation to the General Meeting and the Rights Issue are set out here. If any of the above times and/or dates change, the revised times and/or dates will be notified to shareholders by announcement through the Regulatory News Service of the London Stock Exchange.
2. If you hold your shares through a nominee, depending on the arrangements made on your behalf by that nominee the latest time and date for giving instructions to that nominee may be set earlier.

Shareholder Helpline

If you have further questions, please telephone the Shareholder Helpline on the numbers set out below.

From inside the UK: 0870 702 0102

From outside the UK: +44 870 702 0102

The Shareholder Helpline is available from 8.30 a.m. to 5.30 p.m. on Monday to Friday.

Please note that for legal reasons, the Shareholder Helpline is only able to provide information contained in this circular and information relating to the Company's register of members. It is not able to provide advice on the merits of the Rights Issue or provide financial, tax or investment advice.

If you require this documentation in an alternative format, i.e. Braille, Large Print or Audio, please contact us on 0845 602 6832 or email $HBOSDiversity-SharedMailbox@no.halifax.co.uk



Chairman's Letter

3 June 2008

To shareholders and, for information only, to holders of HBOS Preference Shares and certain participants in the HBOS Share Plans

Dear Shareholder

PROPOSED RIGHTS ISSUE, CAPITALISATION ISSUE IN LIEU OF THE 2008 INTERIM DIVIDEND AND NOTICE OF GENERAL MEETING

1. INTRODUCTION

On 29 April 2008, the Board of HBOS announced the Rights Issue and the Capitalisation Issue. The Rights Issue is intended to raise £4.0 billion (net of expenses), to strengthen the Group's capital base. Together with the establishment on 29 April 2008 of a new target Tier 1 ratio of between 8.0% and 9.0% and a new target core Tier 1 ratio of between 6.0% and 7.0%, these actions will achieve a step change in the capital strength of the Group. These initiatives are being implemented both against the backdrop of continuing financial market volatility and the more challenging UK macroeconomic environment. Despite these market conditions, the underlying trading performance of the Group in the year to date has been satisfactory.

As stated in the Announcement, performance in the first quarter of 2008 relative to the same period in 2007 was impacted by negative fair value adjustments to the trading book, higher LIBOR funding costs and lower revenues from the Corporate investment portfolio. Certain extracts of the Announcement giving further details regarding the Group's Treasury Portfolio and negative fair value adjustments in respect thereof, together with the trading update, are set out, without material modification, in Part 3 of this circular.

In addition to the Rights Issue, the Directors believe that it is prudent to issue Ordinary Shares in the Company in lieu of the 2008 interim dividend pursuant to the Capitalisation Issue.

The Rights Issue is conditional on, among other things, shareholders' approval of an increase in the Company's share capital to create sufficient Ordinary Shares for the Rights Issue, the granting of authority to the Directors to allot and issue the Rights Issue Shares and the disapplication of pre-emption rights in relation to the Rights Issue Shares, as required by the CA 1985.

The Capitalisation Issue also requires shareholders to authorise the capitalisation of reserves to allow the Capitalisation Issue Shares to be issued.

The purpose of this circular is to explain to you the background to and reasons for the Rights Issue and Capitalisation Issue and to provide you with a Notice of a General Meeting of the Company to be held to consider and, if thought fit, pass, the resolutions required to authorise the Company to carry out the Rights Issue and Capitalisation Issue. It also explains why the Board considers that the resolutions to be proposed at the General Meeting are in the best interests of the Company and shareholders as a whole. The Board recommends that you vote in favour of the resolutions.

The General Meeting will be held on 26 June 2008, at 2.00 p.m. at the Edinburgh International Conference Centre, The Exchange, Edinburgh, EH3 8EE. The Notice can be found at the end of this circular and a Form of Proxy accompanies this circular.

2. BACKGROUND TO AND REASONS FOR THE RIGHTS ISSUE

The Board believes that a stronger capital base is appropriate in current market conditions. The four key objectives of the capital raising are:

(a) to rebase the Group to stronger capital ratios;

(b) to consolidate the Group's strengths in its core markets;

(c) to mitigate the increased sensitivity on our regulatory capital of change arising from Basel II; and

(d) to accommodate the impact of the Treasury portfolio fair value adjustments.

It is against the backdrop of these objectives that the Board has determined that it is appropriate to raise £4.0 billion (net of expenses) through the Rights Issue. Taking each of these objectives in turn:

(a) To rebase the Group to stronger capital ratios

Against the backdrop of continuing financial market volatility and the more challenging UK macroeconomic environment, the Board considers that it is prudent to achieve a step change in the capital strength of the Group. Accordingly, on 29 April 2008, the Board stated its new target Tier 1 ratio of between 8.0% and 9.0% and a new target Core Tier 1 ratio of between 6.0% and 7.0%. Previously the Board's target Tier 1 ratio was 7.5% to 8.5%. Following the completion of the Rights Issue, expected to be on 21 July 2008, the Board expects Tier 1 and Core Tier 1 ratios to be within the stated targets of 8.0% to 9.0% and 6.0% to 7.0% respectively.

(b) To consolidate the Group's strengths in its core markets

The Board is optimistic about the fundamental prospects for the Company's core businesses. The enhanced capital position will enable the Company to pursue its strategy of:

(i) *consolidating leadership in residential mortgages and savings:* HBOS' Retail business aims to offer retail customers a range of simple, value for money products under different brands including Halifax, Bank of Scotland, Birmingham Midshires and Intelligent Finance. Whilst HBOS intends to maintain its position as the UK's biggest provider of liquid savings and market leader in mortgages, it also intends to optimise its market shares across its diverse product range over time, depending on the competitive context and sustainability of returns in each case, so as to create enduring value for its shareholders.

(ii) *delivering measured and selective Corporate growth:* HBOS' Corporate business provides relationship banking to UK businesses, in addition to providing specialist lending into the real estate, private equity and other sectors. HBOS focuses on markets where it believes it has a competitive advantage and a distinctive offering. HBOS will continue to seek high quality opportunities, concentrating on returns rather than volumes to deliver sustainable value for its shareholders.

(iii) *continuing to grow strongly in Insurance & Investment:* HBOS' Insurance & Investment business manufactures and distributes a range of life, pensions and investment products and general insurance products ranging from household to motor. Other than Halifax and Bank of Scotland, key brands include esure, Clerical Medical and St James's Place. HBOS intends the strong growth in the contribution from its Insurance and Investment businesses to continue, as it believes that UK investment markets offer good long term growth prospects reflecting demographic trends, and that in both investment and general insurance the business can further benefit from low cost access to HBOS Retail customers.

(iv) *investing in targeted International growth:* HBOS' strategy is to continue to grow its international businesses by applying the formula that has served it well in the UK in other markets that it understands – principally Australia and Ireland.

(c) To mitigate the increased sensitivity on our regulatory capital of change arising from Basel II

From 1 January 2008, HBOS operates under the new Basel II rules for capital adequacy. This new regime has redefined the risk weighting of assets. Under Basel II, HBOS's capital requirements are inherently more volatile than under previous regimes and will increase if economic conditions or default trends worsen. The revised capital targets will provide flexibility to address potential regulatory changes to the treatment of the insurance business within the group's capital structure.

(d) To accommodate the impact of the Treasury portfolio fair value adjustments

The Treasury portfolio has experienced a number of fair value adjustments, some of which impact regulatory capital. The Treasury portfolio is described more fully in an extract from the Announcement set out, without material modification, in Part 3 of this circular. In summary, negative fair value adjustments in the three months to 31 March 2008 were as follows:

(i) Trading Book £970 million (full year 2007: £227 million);

(ii) Banking Book £1,874 million post tax (full year 2007: £509 million post tax).

The fair value adjustments in the Banking Book have no impact on reported profits or regulatory capital strength.

HBOS believes that it has adopted a prudent basis for the valuation of its Treasury assets and has taken these additional mark-downs for certain parts of its portfolio reflecting the illiquidity of the relevant markets. Asset valuations are influenced by market conditions and accordingly will fluctuate over time. HBOS expects the fair value adjustments described above to reverse over time.

3. FURTHER DETAILS OF THE RIGHTS ISSUE

The Rights Issue is intended to raise proceeds of £4.0 billion (net of expenses). Subject to the conditions to the Rights Issue being satisfied, Qualifying Shareholders will be offered Rights Issue Shares at a price of 275 pence per Rights Issue Share on the following basis:

2 Rights Issue Shares for every 5 existing Ordinary Shares

registered in their name on the Rights Issue Record Date in proportion to the number of existing Ordinary Shares then held by them. This represents a 36% discount to the theoretical ex-rights price and a 45% discount to the closing price of 495.75 pence per HBOS ordinary share on 28 April 2008, the last trading day before the Rights Issue was announced to the market.

The Prospectus containing details and the terms and conditions of the Rights Issue (including details of nil paid rights, the fully paid rights, the Provisional Allotment Letters, the Rights Issue Shares and including certain general taxation considerations for Qualifying Shareholders) is expected to be posted to Qualifying Shareholders shortly before the General Meeting. Trading in the Rights Issue Shares, nil paid, is expected to commence at 8.00 a.m. on the day following the General Meeting. The Rights Issue has been fully underwritten.

Fractional entitlements will not be allotted to Qualifying Shareholders but instead will be rounded down to the nearest whole number of Rights Issue Shares, with the aggregated fractional entitlements being sold for the benefit of the Company. The Rights Issue will result in the issue of up to 1,500,000,000[1] Rights Issue Shares, representing approximately 28.6% of the issued share capital of the Company following the Rights Issue. The Rights Issue Shares will, when issued and fully paid, rank *pari passu* in all respects with the existing Ordinary Shares, including the right to receive all dividends or other distributions declared, made or paid after the date of their issue.

The Rights Issue is conditional, amongst other things, upon:

(a) the passing of the resolutions at the General Meeting (please see the Notice at the end of this circular for the full text of the necessary resolutions);

(b) the final date for acceptance and payment under the Rights Issue being no later than the back stop date of 7 August 2008 (or such later time and/or date as the Company and the underwriters may agree); and

(c) the underwriting agreement relating to the Rights Issue otherwise becoming unconditional and not having been terminated in accordance with its terms prior to Admission.

Application will be made to the UK Listing Authority and the London Stock Exchange for Admission of the Rights Issue Shares, nil paid, to take place on 27 June 2008. Application will also be made to Euroclear UK & Ireland Limited for the nil paid rights and the fully paid rights to be admitted as separate participating securities within CREST. Qualifying Shareholders holding certificated Ordinary Shares will be sent a Provisional Allotment Letter in due course, containing details of the Rights Issue Shares they will be entitled to take up and their nil-paid rights. Subject to the applications being successful, the Rights Issue Shares are expected to be allotted on and nil paid dealings in the Rights Issue Shares are expected to begin on, 27 June 2008.

4. DIVIDEND POLICY AND CAPITALISATION ISSUE

The Board of HBOS believes that a dividend payout ratio of 40% is appropriate over the medium term. This payout ratio is below the 2007 payout ratio of 46% and reflects a prudent view of the expected ongoing capital requirements of the Group. In future years, the Board intends to pursue a progressive dividend policy, growing dividends in line with underlying earnings.

---

1 The exact number of Rights Issue Shares will depend on the number of further ordinary shares which are issued as a result of the exercise of options under any HBOS Share Plan between the date of this circular and the date that the new shares are issued pursuant to the Rights Issue.

As indicated in the Announcement, the Board believes that it would be prudent to issue Capitalisation Issue Shares to shareholders by way of a Capitalisation Issue in lieu of the 2008 interim dividend.

Please see Part 2 for further details concerning the Capitalisation Issue and including certain general taxation considerations in respect of the Capitalisation Issue.

5. THE GENERAL MEETING

5.1 Notice of General Meeting

The General Meeting will be held on 26 June 2008, at 2.00 p.m. at the Edinburgh International Conference Centre, The Exchange, Edinburgh, EH3 8EE. Please see the Notice at the end of this circular for the full text of the resolutions.

5.2 Summary and Explanation of the Proposed Resolutions

A summary and explanation of the resolutions to be proposed at the General Meeting are set out below. Please note that these are not the full text of the resolutions and you should read this section in conjunction with the full text of the resolutions contained in the Notice at the end of this circular.

THE RIGHTS ISSUE

RESOLUTION 1

(a) **To Increase the Company's Authorised Ordinary Share Capital**

Part (a) will increase the Company's authorised, but unissued, share capital by the creation of a further 2,500,000,000 new Ordinary Shares (which represents an increase of approximately 52.7 per cent. in the authorised ordinary share capital of the Company following the Annual General Meeting on 29 April 2008). This will create additional ordinary share capital to be issued as part of the Rights Issue and allow the Company to retain sufficient authorised, but unissued, ordinary share capital for general purposes following the Rights Issue.

(b) **To Give the Directors the Authority to Allot Ordinary Shares**

Part (b) will grant the Directors authority to allot the new Ordinary Shares created pursuant to part (a) for the purposes of the Rights Issue and allow the Directors to retain sufficient Section 80 authority under the CA 1985 for general purposes. The maximum aggregate amount of ordinary share capital set out in Part (b) represents 85.4 per cent. of the total issued ordinary share capital of the Company as at 2 June 2008 (being the latest practicable date prior to the date of this circular). Assuming the Rights Issue takes place (and excluding any extra increase in authorised share capital and any extra authority to allot granted to the Directors by the proposed resolution 3), the maximum aggregate amount of ordinary share capital over which the Directors will have authority to allot will then represent 32.4 per cent. of the total issued ordinary share capital of the Company following the Rights Issue. As at 2 June 2008 (being the latest practicable date before the publication of this circular), the Company holds 2,172,301 treasury shares representing approximately 0.06 per cent. of the total ordinary share capital of the Company (excluding treasury shares). The authority given by this Part (b) shall expire at the conclusion of the Company's Annual General Meeting in 2009 or, if earlier, on 30 June 2009.

The Directors at present intend to use this authority to allot Ordinary Shares in connection with the Rights Issue and to continue to satisfy awards of Ordinary Shares under the Company's employee share schemes.

RESOLUTION 2

To Disapply Pre-emption Rights

This resolution, which is a special resolution, gives the Directors the authority to allot equity securities for cash, without the need to first offer such shares to existing shareholders. This authority also covers the sale of treasury shares for cash. The proposed limit on the nominal value of equity securities that may be allotted for cash or sold, otherwise than in connection with the Rights Issue and/or any other rights issue (as defined in the Articles of Association of the Company), is £65,609,629 which represents 7 per cent. of the issued ordinary share capital as at 2 June 2008 (being the latest practicable date prior to the publication of this circular) and will represent approximately 5 per cent. of the issued ordinary share capital following the Rights Issue. Other than in connection with the Rights Issue, the Directors do not intend to issue more than 7.5% of the issued ordinary

share capital for cash on a non pre-emptive basis in any three year period. In the event the Rights Issue does not proceed following the passing of the resolutions, the approval granted by this resolution will exceed the percentage limits in certain guidelines issued on behalf of institutional shareholders. Accordingly, the Directors confirm that, in such circumstances, they will use these authorities only to the extent that to do so would not breach those percentage limits.

THE CAPITALISATION ISSUE

RESOLUTION 3

(a) **To Increase the Company's Authorised Ordinary Share Capital**

Part (a) will increase the Company's authorised, but unissued, share capital by the creation of a further 400,000,000 new Ordinary Shares (which represents an increase of approximately 5.5 per cent. in the authorised ordinary share capital of the Company following the approval of resolution 1 or, if resolution 1 is not approved by shareholders, then it represents an increase of approximately 8.4 per cent. in the authorised ordinary share capital of the Company following the Annual General Meeting on 29 April 2008). This will create additional ordinary share capital to be issued as part of the Capitalisation Issue.

(b) **To Give the Directors the Authority to Issue New Ordinary Shares Instead of the 2008 Interim Dividend**

Part (b) will grant the Directors authority to capitalise such amount of the Company's share premium account, as the Directors may determine up to £100,000,000 and to apply this sum in paying up the Capitalisation Issue Shares.

(c) **To Give the Directors the Authority to Allot Ordinary Shares**

Part (c) will grant the Directors the authority to allot those authorised but unissued Ordinary Shares created by part (a) of this resolution. If resolutions 1 and 3 are passed, the maximum aggregate amount the Directors are authorised to allot represents 96.0 per cent. of the total issued ordinary share capital of the Company as at 2 June 2008 (being the latest practicable date prior to the date of this circular). The authority given by this Part (c) shall expire at the conclusion of the Company's Annual General Meeting in 2009 or, if earlier, on 30 June 2009.

The Directors at present intend to use this authority to allot the Capitalisation Issue Shares.

6. ACTION TO BE TAKEN

Whether or not you propose to attend the General Meeting, you are requested to complete and sign the enclosed Form of Proxy. Completed Forms of Proxy should be returned to HBOS at P.O. Box 1912, Bristol, BS3 9BR as soon as possible, and in any case by 2.00 p.m. on 24 June 2008, which will allow you to cast your vote at the General Meeting.

The completion and return of Forms of Proxy will not preclude shareholders from attending the General Meeting and voting in person should they wish to do so.

7. BOARD RECOMMENDATION TO SHAREHOLDERS

The Board considers that the Rights Issue, the Capitalisation Issue and the resolutions to be proposed at the General Meeting are in the best interests of the Company and its shareholders as a whole and accordingly the Board unanimously recommends to shareholders that they vote in favour of the resolutions contained in the Notice, as the Directors intend to do in respect of their own beneficial holdings of Ordinary Shares.

Yours sincerely

Dennis Stevenson
Chairman

PART 2

The Capitalisation Issue

1. Introduction

The Capitalisation Issue will allow the Company to retain cash for reinvestment in the business and, at the same time, will allow shareholders to build up their shareholding in the Company without incurring dealing costs or stamp duty.

Accordingly shareholders are being asked at the General Meeting to authorise the capitalisation of reserves which will allow the Company to issue new Ordinary Shares instead of paying the interim dividend later this year. An explanatory note concerning the resolution shareholders are asked to approve in order to allow the Directors to effect the Capitalisation Issue is set out in section 5.2 of Part 1 above.

The Capitalisation Amount will be determined by the Board in due course and announced with the interim results of the Company for the period ending 30 June 2008. The Board reserves the right not to complete the Capitalisation Issue if it considers such action would not be in the best interests of the Company or its shareholders.

2. Entitled Shareholders

Ordinary HBOS shareholders on the register as at 3 October 2008, will be entitled to receive Capitalisation Issue Shares. Accordingly, the last date transfers will be accepted for registration to participate in the Capitalisation Issue will be 3 October, 2008.

3. Entitlement to Capitalisation Issue Shares

Each Shareholder's entitlement to Capitalisation Issue Shares will be calculated by taking an amount equal to the cash dividend which the Company would otherwise have paid to that Shareholder (being the Capitalisation Amount per HBOS ordinary share multiplied by the number of Ordinary Shares held at the Capitalisation Issue Record Date) and dividing it by the Capitalisation Issue price. The Capitalisation Issue price will be the average of the middle market quotations for Ordinary Shares for the three dealing days starting on, and including, 1 October, 2008, the day when the Ordinary Shares are first quoted "ex-dividend", as derived from the Official List of the UK Listing Authority. The Capitalisation Issue price, once fixed, will also be notified on the Company's website at www.hbosplc.com.

Entitlements to Capitalisation Issue Shares will be rounded down to the nearest whole number of shares. No fraction of an Ordinary Share will be allotted.

4. The Capitalisation Issue Shares

The Company will apply to the UK Listing Authority for the Capitalisation Issue Shares to be admitted to the Official List and the London Stock Exchange for the Capitalisation Issue Shares to be admitted to trading on its market for listed securities on 6 October 2008. Subject to the applications being successful, the Capitalisation Issue Shares are expected to be allotted on and dealings in Capitalisation Issue Shares are expected to begin on or around, 6 October 2008.

The Capitalisation Issue Shares will be issued fully paid and will rank *pari passu* in all respects with the existing Ordinary Shares, including the right to receive all dividends or other distributions declared, made or paid after the date of their issue.

If the Capitalisation Issue becomes effective, in respect of Ordinary Shares held on the Capitalisation Issue Record Date:

(a) if held in certificated form, share certificates will be issued in respect of Capitalisation Issue Shares and posted to shareholders as soon as reasonably practicable after the Capitalisation Issue becomes effective; and

(b) if held in uncertificated form (i.e. CREST), then prior to the commencement of dealings in the Capitalisation Issue Shares on the London Stock Exchange, the appropriate stock account in CREST of the relevant shareholder will be credited with such person's entitlement to Capitalisation Issue Shares. The Capitalisation Issue Shares are expected to be eligible to be traded through the CREST system with effect from the date of commencement of dealings on the London Stock Exchange.

5. Dividends

Other than in respect of the Capitalisation Issue in lieu of the interim dividend for the financial year ending 31 December 2008, the payment of the Company's dividends will not be affected by the Capitalisation Issue. All mandates and other instructions in force relating to dividend payments, including DRIP elections, will, unless and until revoked, remain in force.

Any residual dividend entitlements of shareholders in respect of DRIP elections made in respect of their holdings of existing Ordinary Shares will continue to be carried forward in accordance with the terms and conditions of the DRIP to be applied in respect of Ordinary Shares in the future.

6. HBOS Share Plans

HBOS operates the HBOS Share Plans under which employees may acquire Ordinary Shares.

Where participants have a conditional right to acquire Ordinary Shares under the HBOS Share Plans (i.e. an option or a conditional share award), such rights may be adjusted in such a way as the Directors consider appropriate to take into account the Capitalisation Issue. In the case of some of the HBOS Share Plans such adjustments, if any, will be subject where appropriate or relevant to the approval of HMRC. Participants will be contacted separately with further information on how their options and awards may be affected by the Capitalisation Issue.

Where participants in the HBOS Share Plans have a beneficial interest in Ordinary Shares, and the legal ownership of such Ordinary Shares is held by a trustee, the trustee will participate in the Capitalisation Issue on the same basis as other HBOS shareholders (subject to any relevant securities laws). Participants in those HBOS Share Plans will be contacted separately with further information on how their rights under such plans may be affected by the Capitalisation Issue.

7 UK tax treatment of the receipt of the Capitalisation Issue Shares

The Board has sought advice as to the likely tax treatment of shareholders on receipt of Capitalisation Issue Shares. The following statements are intended to apply only as a general guide to current UK tax law and to the current practice of HMRC. They are intended to apply only to shareholders who are resident or ordinarily resident in the UK for UK tax purposes, who hold their Ordinary Shares as investments and who are the beneficial owners of their Ordinary Shares. The statements may not apply to certain classes of shareholders such as dealers in securities. Shareholders who are in any doubt as to their tax position regarding the acquisition, ownership and disposition of the Capitalisation Issue Shares or who are subject to tax in a jurisdiction other than the UK should consult their own tax advisers.

The Capitalisation Issue should be treated as a reorganisation of the Company's share capital for the purposes of United Kingdom taxation of chargeable gains. Accordingly, a shareholder should not be subject to a charge to capital gains tax (**CGT**) on the receipt of Capitalisation Issue Shares. Instead, a shareholder's existing Ordinary Shares and the Capitalisation Issue Shares should, taken together, be treated for CGT purposes as the same asset, acquired at the time and for the same price that the shareholder acquired their existing Ordinary Shares. A subsequent sale by a shareholder of some or all of the Capitalisation Issue Shares will be treated as a disposal for CGT purposes and could give rise to a CGT liability for the shareholder.

HMRC has confirmed that the Capitalisation Issue will not be treated as a distribution for tax purposes and so the Capitalisation Issue should not give rise to a charge to tax on income for shareholders and there will be no tax credit. The Capitalisation Issue should not be subject to stamp duty or stamp duty reserve tax.

8. Overseas Shareholders

It is the responsibility of overseas shareholders to ensure that all relevant laws and regulations overseas jurisdictions applicable to them or their shareholdings (for example, exchange control laws or regulations) are complied with, and that they obtain any permissions or consents required to be obtained by them, or make any filings required to be made by them, in overseas jurisdictions.

Shareholders should consult their professional advisers if they are not sure whether any formalities must be observed in order to receive Capitalisation Issue Shares. It is the responsibility of any person resident outside the UK wishing to receive Capitalisation Issue Shares to be satisfied as to full observance of the laws of the relevant territory, including obtaining any government or other consents which may be required and observing other formalities in such territories.

EXTRACTS FROM THE ANNOUNCEMENT

1. Treasury Portfolio, Treasury Portfolio Update and Negative Fair Value Adjustments.

The following text has been extracted without material modification or adjustment from the Announcement:

"Treasury Portfolio

As disclosed in the 2007 preliminary results announcement, Treasury holds a portfolio of high quality debt securities. In line with the significant deterioration in market conditions generally, the Group has made a number of fair value adjustments, relating primarily to its holdings of Asset Backed Securities ("ABS") and Floating Rate Notes. HBOS expects the adjustments to reverse over time. No impairments have been incurred in respect of these investments.

Negative fair value adjustments in the year to date are summarised as follows:

(a) Trading Book £970 million (full year 2007: £227 million);

(b) Banking Book £1,874 million post tax (full year 2007: £509 million post tax).

The fair value adjustments in the Banking Book have no impact on reported profits or regulatory capital strength.

Treasury Portfolio Update

The following table provides a breakdown of the Group's debt securities in its Treasury portfolio:

	Banking Book		Trading	Total as at
	Grampian	Other	Book	31/3/08
Asset Class	£ Bn	£ Bn	£ Bn	£ Bn
Asset Backed Securities	16.8	9.1	13.2	**39.1**
Covered Bonds		3.4		**3.4**
Floating Rate Notes		10.0	5.8	**15.8**
Certificates of Deposit		4.6	15.6	**20.2**
Other (including Landale)		2.6	0.7	**3.3**
Total	**16.8**	**29.7**	**35.3**	**81.8**

Included in the table above are the Group's asset backed securities, analysed as follows:

	Banking Book		Trading	Total as at	Weighted Average External Credit	Weighted Average External Credit
	Grampian	Other	Book	31/3/08	Rating[1]	Rating[1]
	£ Bn	£ Bn	£ Bn	£ Bn	(Mar 08)	(Dec 07)
Asset Class						
Mortgage Backed	9.3	3.2	8.2	**20.7**	1.07	1.03
CDOs	6.0	0.2	0.5	**6.7**	1.03	1.03
Personal Sector	2.9	0.2	2.4	**5.5**	1.13	1.00
FFELP Student Loans		5.6	0.1	**5.7**	1.00	1.00
Other ABS and Fair Value Adjustments	(1.4)	(0.6)	(0.8)	**(2.8)**		
Negative basis[2]		0.5	2.8	**3.3**	1.08	1.00
Total	**16.8**	**9.1**	**13.2**	**39.1**	1.08	1.02

Notes:

1 The Weighted Average External Credit Rating is the lower of Moody's, Standard and Poor's and Fitch using the translation: Aaa=1; Aa1=2; Aa2=3, etc.

2 Negative Basis means bonds held with a separate matching Credit Default Swap ("CDS") protection. The Weighted Average External Credit Rating is based on the Bond, ignoring the benefit of CDS.

Included within the mortgage backed asset class in the table above are our US mortgage backed assets, analysed as follows:

	Banking Book		Trading Book	Total as at 31/3/08	Weighted Average External Credit Rating[1] (Mar 08)	Weighted Average External Credit Rating[1] (Dec 07)
	Grampian £m	Other £m	£m	£m		
Asset Class						
Prime[2]	1,208	232	741	2,181	1.32	1.00
Alt-A	3,566	1,003	2,322	6,891	1.01	1.00
Sub-prime	70	9	20	99	1.11	1.00
Total	4,844	1,244	3,083	9,171	1.09	1.00

Notes:

1 The Weighted Average External Credit Rating is the lower of Moody's, Standard and Poor's and Fitch using the translation: Aaa=1; Aa1=2; Aa2=3, etc.

2 Prime includes £612m of second lien loans to prime borrowers, all monoline wrapped.

Negative Fair Value Adjustments

The quality of our Treasury portfolio remains strong; there have been no credit impairments to date and the weighted average credit rating of our ABS portfolio is 1.08 (Dec 2007: 1.02). There is only a very small exposure to sub-prime assets.

HBOS believes that it has adopted a prudent basis for the valuation of its Treasury assets and has taken additional mark-downs for certain parts of its portfolio reflecting the illiquidity of the relevant markets. For example, HBOS's Alt-A portfolio, which has now been marked to 80p in the £, comprises overwhelmingly AAA rated securities with a weighted average Loan To Value ('LTV') of 77%. This portfolio benefits from a weighted average 30% credit enhancement and has a weighted average FICO score of 708.

HBOS has credit exposure to monolines both through wrapped bonds and purchased CDS protection. The Group's current credit exposure, using the HBOS methodology, is £970 million (Dec 2007: £551 million). As at 31st March 2008, the nominal exposures were £2.8 billion of negative basis CDS and £2.3 billion of wrapped bonds. Of the negative basis CDS, 92% of the underlying bonds are AAA rated and 8% AA+ rated. Of the wrapped bonds, 85% are insured by AAA monolines and 15% are insured by FGIC, XLCA and CIFG and all of these bonds are externally rated A- or better. Overall, cumulative negative fair value adjustments in respect of wrapped bonds and CDS with monolines are £180 million pre-tax."

2. Trading Update

The following text has been extracted without material modification or adjustment from the Announcement and constitutes the HBOS Interim Management Statement for the period from 31 December 2007 to 28 April 2008:

"TRADING UPDATE

This trading update constitutes the HBOS Interim Management Statement for the period from 31 December 2007 to 28 April 2008.

This announcement covers the information to be presented at the HBOS Annual General Meeting in Glasgow and discussed in a presentation for analysts and investors at 9.00 a.m. today.

Group Trading Overview

Trading conditions in the first quarter of the year have been challenging against the backdrop of global financial market dislocation that is now impacting on the wider economy.

On the back of a strong pipeline of business coming into the year, asset growth has been relatively strong in the first quarter. This has now moderated, with a full year expectation of a mid single digits

level of growth. Competition for deposits has been strong but we expect to grow deposits at a faster rate than assets in the year.

We continue to fund successfully in global money markets and are not planning on the securitisation market re-opening this year. However, we expect to continue to access term wholesale markets and raised some £5.5 billion in the first quarter, including £750 million of innovative Tier 1 securities.

Following the rights issue, we expect to maintain strong Tier 1 ratios within a range of 8.0% to 9.0% and a core Tier 1 ratio of between 6.0% and 7.0%.

For the full year, we expect good growth in net interest income despite the current pressures on margins from higher funding costs, particularly the London Inter-Bank Offer Rate ("LIBOR") spread over base rates. As previously guided, the margin decline in 2008 is likely to be lower than in the previous year. Longer term, the margin prognosis is more favourable. We look forward to relatively stable and potentially improving margins in 2009.

Other income will be significantly lower than in the previous year due to negative fair value adjustments to the Trading Book and lower revenues from the Corporate investment portfolio.

The full year rate of cost growth will be lower than in 2007, particularly in the second half of the year as we manage our cost base to suit the changing business environment. Our expectation is that that there will be some deterioration in the credit environment in 2008.

Divisional Trading

Retail

We continue to supply one in five new mortgages, but after allowing for principal repaid and a significant reduction in the net lending market we expect only modest asset growth this year. Despite pressure on funding costs, notably the LIBOR spread over base rate, we expect a broadly stable Retail net interest margin in 2008 and an improving margin in 2009. We remain cautious regarding unsecured lending and do not expect any material growth in balances. In overall terms, impairment losses are likely to show a modest increase. The increase in secured impairments (from a very low level) is expected to be partly offset by lower levels of unsecured impairments which we believe peaked in the first half of 2007.

Corporate

Corporate asset growth will be higher in the first half year of 2008, given the strong pipeline of business. For the year as a whole, asset growth is expected to be in single digits compared to the stronger growth of recent years. Margins for new business have improved but in 2008 margins overall will be impacted by a slower churn in the back book and a changing asset mix. Some increase in impairment losses is to be expected compared to the relatively benign environment of recent years.

Insurance and Investment

In our Insurance business, we are seeing strong growth in household and motor insurance, whilst the creditor insurance markets are more subdued, partly reflecting our own lending appetite. Claims experience is expected to be more favourable than in 2007, assuming no repeat of the extreme weather events. Sales in our Investment business are inevitably being impacted by the volatile equity markets but we remain confident of the future growth in this business.

International

We continue to invest in the growth of our International businesses particularly in Australia and Ireland, balancing short term profit with the delivery of longer term growth. Our International businesses are trading well but are not immune from the dislocation in global financial markets and, again, some deterioration in the credit environment is to be expected.

Treasury Portfolio

There have been no material changes in the composition of our Treasury Portfolio of debt securities since the year end. While there have been some credit rating downgrades, credit quality remains sound.

In the first quarter of 2008, total negative fair value adjustments through the Income Statement relating to the Trading Book totalled £970 million (full year 2007: £227 million). This reflects current market conditions including illiquidity of US Residential Mortgage Backed Securities ("US RMBS") in the form of Alt-A.

Negative fair value adjustments relating to the Banking Book totalled £1,874 million post tax for the same period (full year 2007: £509 million post tax), again reflecting additional mark-downs in respect of ABS due to current market conditions, including illiquidity. Fair value adjustments relating to the Banking Book are taken through the Available For Sale ("AFS") reserve and do not impact on profits or regulatory capital.

Following these additional mark-downs, our Alt-A and Collateralised Bond Obligation portfolios are effectively marked to 80p in the £ even though they are overwhelmingly AAA rated. The weighted average rating for our Collateralised Debt Obligations was 1.03 end March 2008 (1.03 end December 2007) and 1.01 for Alt-A (1.00 end December 2007). With regard to our Alt-A book, as previously stated, the weighted average FICO score is 708, the weighted average LTV 77% and the current weighted average credit enhancement level 30%.

We expect the negative fair value adjustments taken through the Trading and Banking Books to reverse over time.

Outlook

Notwithstanding the global financial uncertainties, we expect the UK economy to prove fairly resilient with GDP growth of between 1.25-1.5%, relatively strong employment prospects (even if consumption is weaker) and low interest rates. House prices are expected to fall, probably by mid single digits in 2008 and 2009. The capital raising announced today will provide us with financial resilience in challenging economic circumstances.

In the rest of the year, we expect asset growth to slow and margins to stabilise as pricing compensates for increased funding costs. We expect only a modest increase in impairments and will continue to drive costs out of the business. Overall, these should lead to a stronger performance in the second half.

We are focused on achieving returns on equity in the mid teens, and are well placed to deliver long term sustainable growth."

PART 4

DEFINITIONS

The following definitions apply throughout this Circular unless the context otherwise requires.

$9^1/_4$% Preference Shares	the non-cumulative irredeemable HBOS preference shares which have a dividend rate of $9^1/_4$ per cent. each year issued pursuant to the Bank of Scotland Scheme
$9^3/_4$% Preference Shares	the non-cumulative irredeemable HBOS preference shares which have a dividend rate of $9^3/_4$ per cent. each year issued pursuant to the Bank of Scotland Scheme
Admission	the admission of shares or, as appropriate, nil paid rights, to the Official List of the UK Listing Authority and to trading on the London Stock Exchange's market for listed securities
ADR Holders	Holders of American Depository Receipts evidencing American Depositary Shares issued by The Bank of New York in its capacity as the ADR depositary under the Deposit Agreement
Announcement	the announcement by the Company on 29 April 2008 of, amongst other things, the Rights Issue, the Capitalisation Issue and Trading Update comprising the Company's Interim Management Statement
Bank of Scotland Scheme	the scheme or arrangement pursuant to Section 425 of the Companies Act 1985 dated 13 June 2001 between Bank of Scotland and its proprietors in connection with its merger with Halifax Group
Basel II	the risk-adjusted capital guidelines promulgated by the Basel Committee on Banking Supervision which form the basis for the Financial Service Authority's capital adequacy guidelines
Board or Directors	the board of directors of HBOS
CA 1985	the Companies Act 1985
Capitalisation Amount	the nominal amount of the interim dividend equivalent
Capitalisation Issue	the proposed issue of Capitalisation Issue Shares in lieu of the 2008 interim dividend
Capitalisation Issue Record Date	3 October 2008
Capitalisation Issue Shares	the new Ordinary Shares to be issued in connection with the Capitalisation Issue
Company or HBOS	HBOS plc
Deposit Agreement	the amended and restated deposit agreement dated 18 October 2006 between the Company, The Bank of New York and holders from time to time of American Depositary Receipts evidencing American Depositary Shares issued under that agreement
DRIP	the dividend reinvestment plan as operated by HBOS
Excluded Territories	the United States, Japan and South Africa and certain other overseas jurisdictions
General Meeting	the general meeting of the Company to be held on 26 June 2008, at 2.00 p.m. at the Edinburgh International Conference Centre, The Exchange, Edinburgh, EH3 8EE
Group	the Company and each of its subsidiaries and subsidiary undertakings from time to time
HMRC	Her Majesty's Revenue & Customs
HBOS Preference Shares	the $9^1/_4$% Preference Shares and the $9^3/_4$% Preference Shares

HBOS Share Plans	the HBOS plc Annual Bonus Plan, the HBOS plc Sharesave Plan 2001, the HBOS plc Long Term Executive Bonus Plan, the HBOS plc Share Incentive Plan, the Bank of Scotland 1995 Executive Stock Option Scheme, the Bank of Scotland 1996 Executive Stock Option Scheme, the HBOS plc International Free Shares Plan, the HBOS plc Approved Profit Sharing Scheme, the HBOS plc Australian Free Shares Plan, the HBOS plc International Sharesave Plan 2001, the HBOS plc Inland Revenue Approved Employee Share Option Plan 2002, the Bank of Scotland 1995 Savings-Related Stock Option Scheme and the ICC Bank Approved Profit Sharing Scheme
London Stock Exchange	London Stock Exchange plc
Nominated Person	a person nominated to receive communications from the Company in accordance with Section 146 of the Companies Act 2006
Notice	the notice convening a General Meeting of the Company, at the end of this circular
Ordinary Shares	Ordinary Shares of 25 pence each in the capital of the Company
Prospectus	the prospectus to be published by the Company relating to the Rights Issue
Provisional Allotment Letters	the renounceable provisional allotment letter expected to be sent to relevant holders of Ordinary Shares in respect of the Rights Issue Shares to be provisionally allotted to them
Qualifying Shareholders	holders of Ordinary Shares on the register at the Rights Issue Record Date, other than shareholders in the Excluded Territories
Rights Issue	the proposed 2 for 5 rights issue at 275 pence per Ordinary Share, announced by the Board on 29 April 2008
Rights Issue Record Date	19 June 2008
Rights Issue Shares	the new Ordinary Shares, to be issued in connection with the Rights Issue
United States or US	the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia

NOTICE OF GENERAL MEETING

We are holding a General Meeting of the Company at 2.00 p.m. on Thursday 26 June 2008 at the Edinburgh International Conference Centre, The Exchange, Edinburgh, EH3 8EE for the purpose of considering and, if thought fit, passing the following resolutions, of which resolutions 1 and 3 will be proposed as ordinary resolutions and resolution 2 will be proposed as a special resolution:

1. RIGHTS ISSUE

(a) **Increase in Authorised Share Capital**

To increase the authorised share capital of the Company from £4,685,000,000, €3,000,000,000, US$5,000,000,000, AUS$1,000,000,000, CAN$1,000,000,000 and YEN100,000,000,000 to £5,310,000,000 €3,000,000,000, US$5,000,000,000, AUS$1,000,000,000, CAN$1,000,000,000 and YEN100,000,000,000 by the creation of 2,500,000,000 new ordinary shares of 25 pence each.

(b) **Power to Allot Shares**

(i) To authorise the Directors generally and unconditionally, pursuant to Section 80 of the Companies Act 1985 to exercise all the powers of the Company to allot relevant securities (as defined in Section 80(2) of the Companies Act 1985) up to an aggregate nominal amount of:

(A) £800,000,000 in respect of ordinary shares of 25 pence each; and

(B) £2,900,834,400, €3,000,000,000, US$4,997,750,000, AUS$1,000,000,000, CAN$1,000,000,000, and YEN100,000,000,000 in respect of HBOS Preference Shares.

(ii) The authority given by this resolution shall expire at the conclusion of the Company's Annual General Meeting in 2009 or, if earlier, on 30 June 2009, and is in substitution for all previous authorities to allot the relevant securities of the Company which shall cease to have effect from the date of this resolution, without affecting the validity of any allotment of securities already made or to be made under them.

(iii) During the period stipulated in (ii) above, the Directors can make offers and enter into agreements which would or might require relevant securities to be allotted after the expiry of such period and the Directors may allot relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired.

2. DISAPPLICATION OF PRE-EMPTION RIGHTS

Subject to the passing of resolution 1, as set out in the Notice of this meeting and in accordance with Article 22 of the Company's Articles of Association, to give the Directors the power to allot equity securities (as defined in section 94 of the Companies Act 1985), entirely paid for in cash:

(a) of an unlimited amount in connection with any rights issue (as defined in Article 22 of the Articles of Association of the Company); and

(b) otherwise than pursuant to paragraph (a) of an aggregate nominal amount up to £65,609,629,

free of the restrictions in Section 89(1) of the Companies Act 1985 and, in connection with such power:

(i) this power shall expire at the conclusion of the Company's Annual General Meeting in 2009 or, if earlier, on 30 June 2009 and is in substitution for all previous such powers, which shall cease to have effect from the date of this resolution, without affecting the validity of any allotment of securities already made or to be made under them;

(ii) during the period mentioned in (i) above the Directors can make offers and enter into agreements which would, or might, require equity securities to be allotted after the expiry of such period and the Directors may allot equity securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired;

(iii) in working out the maximum amount of equity securities for the purposes of (b) above, the nominal value of rights to subscribe for shares or to convert any securities into shares will be taken as the nominal value of the shares which would be allotted if the subscription or conversion takes place; and

(iv) for the purposes of this resolution:

(A) references (except in paragraph (iv) (B) below) to an allotment of equity securities shall include a sale of treasury shares; and

(B) the power granted in this resolution, insofar as it relates to the allotment of equity securities rather than the sale of treasury shares, is pursuant to the authority conferred by resolution 1, as set out above.

3. CAPITALISATION ISSUE

(a) **Increase in Authorised Share Capital**

In addition to, and separately from, the increase in the authorised share capital proposed in resolution 1 as set out in the Notice of this meeting, to increase the authorised share capital of the Company by £100,000,000 by the creation of 400,000,000 new ordinary shares of 25 pence each.

(b) **Capitalisation of Reserves**

Pursuant to Article 144 of the Articles of Association, to capitalise an amount of up to £100,000,000 (being part of the sums standing to the credit of the Company's share premium account), being such amount as the Directors may determine for the purposes of paying up new ordinary shares to be issued in lieu of paying the 2008 interim dividend and to authorise the Directors to apply such amount in paying up the new ordinary shares and to take all such other steps as they may deem necessary or desirable to implement such capitalisation.

(c) **Power to Allot shares**

(i) In addition, and separate to, the power conferred on the Directors by resolution 1, as set out in the Notice of this meeting, to authorise the Directors generally and unconditionally, pursuant to Section 80 of the Companies Act 1985 to exercise all the powers of the Company to allot those additional relevant securities (as defined in Section 80(2) of the Companies Act 1985) up to an aggregate nominal amount of £100,000,000, created by part (a) of this resolution, credited as fully paid, to the holders of ordinary shares on the register on such record date as the Directors may determine with authority to deal with fractional entitlements arising out of such allotment as they think fit and to take all such other steps as they may deem necessary or desirable to implement such allotment.

(ii) The authority given by part (c) of this resolution, shall expire at the conclusion of the Company's Annual General Meeting in 2009 or, if earlier, on 30 June 2009.

(iii) During the period stipulated in (ii) above, the Directors can make offers and enter into agreements which would or might require relevant securities to be allotted after the expiry of such period and the Directors may allot relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired.

By order of the Board
Harry F Baines
Company Secretary & Group Counsel

HBOS plc
The Mound
Edinburgh
EH1 1YZ

3 June 2008

ATTENDING AND VOTING AT THE GENERAL MEETING

Voting on the resolutions will be conducted on the basis of a poll during the General Meeting. To be entitled to attend, speak and vote at the General Meeting or at any adjournment of it (either in person or by proxy), your name must be entered on the Register of Members at 2.00 p.m. on 24 June 2008 (or the date which is two days prior to any adjourned General Meeting). Changes to the Register of Members after 2.00 p.m. on 24 June 2008 shall be disregarded in determining the right of any person to attend and vote at the General Meeting.

What you need to bring

If you come along to the meeting, please detach and bring the General Meeting Attendance/Observer Card (Section 3 of the enclosed General Meeting Voting Form) with you. On the reverse is a poll card for use at the General Meeting.

If you cannot attend the General Meeting

If you are unable to attend the General Meeting in person, you may appoint someone as your proxy to exercise all or any of your rights to attend and to speak and vote on your behalf at the meeting and this can be done in two ways - online or in writing - as explained below. Your proxy need not be a shareholder of the Company. It could be the Chairman of the General Meeting, another Director of the Company or someone who you know personally who can attend and represent you. You may appoint more than one proxy in relation to the General Meeting provided that each proxy is appointed to exercise the rights attached to a different share(s) held by you. Your proxy must vote as you instruct and must attend the General Meeting for the vote to be counted. If you do not indicate how your proxy should vote, he/she can exercise his/her discretion as to whether, and if so how, he/she votes on each resolution, as he/she will do in respect of any other business which may properly come before the meeting. If you have appointed a proxy you may still decide to attend the General Meeting and vote in person.

Any person to whom this notice is sent who is a Nominated Person may have a right under an agreement with the registered shareholder to be appointed (or to have someone else appointed) as a proxy for the General Meeting. Alternatively, if nominated persons do not have such a right, or do not wish to exercise it, they may have a right under such an agreement to give instructions to the person holding the shares as to the exercise of voting rights. The statement of rights in relation to the appointment of proxies outlined in the paragraph above does not apply to nominated persons. Such rights of appointment of proxies can only be exercised by shareholders of the Company.

1. **Appointing a proxy online**

   Log onto www.hbosplc.com/gm/onlinevoting and enter your unique Online Proxy Voting PIN, which can be found at the top of the General Meeting Voting Form. Please note if you wish to appoint more than one proxy you must do so in writing.

2. **Appointing a proxy in writing**

   Complete the enclosed General Meeting Voting Form in accordance with the instructions provided on the reverse of the Form and then return it in the pre-paid envelope. Retain the General Meeting Attendance/Observer Card (Section 3) in case you decide to attend in person.

3. **CREST Members**

   Registered shareholders who are CREST members may choose to appoint a proxy or proxies using CREST by following the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf. The CREST proxy instruction must be properly authenticated and must contain the information required for such instructions described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or is an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by our Registrar by 2.00 p.m. on 24 June 2008.

Time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which our Registrar is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change in instructions to proxies appointed through CREST should be communicated to the appointee through other means. The Directors may treat a CREST proxy instruction, which purports to be or is expressed to be sent on behalf of a shareholder, as sufficient evidence of the authority of the person sending that instruction to send it on behalf of the holder. CREST members and, where applicable, their CREST sponsors, or voting service providers should note that special procedures are not available in CREST for any particular message. Normal system timings and limitations will, therefore, apply in relation to the input of CREST proxy instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member, or sponsored member, or has appointed a voting service provider, to procure that his or her CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings. The Company may treat as invalid a CREST proxy instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

4. Deadlines for submitting your vote/Type of form Shareholder Deadline

Form of Proxy Certificated/CREST	2.00 p.m. on Tuesday, 24 June 2008
Form of Direction HBOS Shareholder Account	2.00 p.m. on Monday, 23 June 2008
Halifax Share Dealing Account	2.00 p.m. on Monday, 23 June 2008
HBOS Share ISA	2.00 p.m. on Monday, 23 June 2008

Multiple Corporate Representatives

In order to facilitate voting by corporate representatives at the meeting, arrangements will be put in place at the meeting so that (i) if a corporate shareholder has appointed the Chairman of the meeting as its corporate representative with instructions to vote on a poll in accordance with the directions of all of the other corporate representatives for that shareholder at the meeting, then on a poll those corporate representatives will give voting directions to the Chairman and the Chairman will vote (or withhold a vote) as corporate representative in accordance with those directions; and (ii) if more than one corporate representative for the same corporate shareholder attends the meeting but the corporate shareholder has not appointed the Chairman of the meeting as its corporate representative, a designated corporate representative will be nominated, from those corporate representatives who attend, who will vote on a poll and the other corporate representatives will give voting directions to that designated corporate representative. Corporate shareholders are referred to the guidance issued by the Institute of Chartered Secretaries and Administrators on proxies and corporate representatives (www.icsa.org.uk) for further details of this procedure. The guidance includes a sample form of representation letter if the Chairman is being appointed as described in (i) above.

General Meeting by webcast

The General Meeting will be broadcast live to shareholders by webcast on 26 June 2008 from 1.55 p.m. You can watch this at www.hbosplc.com/gm/webcast. You can also use this link to view the highlights of the General Meeting from 27 June 2008.

Voting Results

The results of the vote will be announced through a Regulatory Information Service announcement and will appear on our website www.hbosplc.com on 27 June 2008.

Issued share capital

As at 2 June, 2008 (being the last business day prior to the date of this Notice) the Company's issued ordinary share capital consists of 3,751,293,969 shares, of which 2,172,301 are held in treasury. Therefore, the Company's total issued voting capital excluding shares held in treasury is 3,749,121,668 ordinary shares.

Please note - any electronic addresses set out in this Notice of Meeting or in the separate General Meeting Voting Form are provided solely for the purposes specified and may not be used for the service of any other documents or information.


Companies House
for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	07	05	2008			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	549	466	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share (including any share premium)	£5.975	£4.7253	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) HSDL Nominees Limited	Class of shares allotted	Number allotted
Address Trinity Road, Halifax, West Yorkshire	Ordinary	1,015
	Ordinary	
UK Postcode H X 1 2 R G		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 7/5/08

** A ~~director~~ / Assistant secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennifer Maclean, Company Secretary's Department, HBOS plc
The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5557
DX number DX exchange


Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	14	05	2008
To			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	9,410		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	£4.7253		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s) HSDL Nominees Limited Address Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Ordinary	3,275
Name(s) Please see attached schedule Address UK Postcode	Ordinary	6,135
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Assistant Date 15/5/08

** ~~A director~~ / secretary / administrator / ~~administrative receiver / receiver /~~ official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennifer Maclean, Company Secretary's Department, HBOS plc

The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5557

DX number DX exchange

TITLE	FORENAMES	SURNAME	ADD1	ADD2	ADD3	ADD4	POSTCODE	SHARES
Miss	Lynn	Andrew	Sunny View	Kebs Road	TODMORDEN	Lancs OL14 8SB		311
Mrs	Rachel	Campbell	Church of Scotland Manse	ISLE OF NORTH UIST	HS6 5AA			233
Mr	Neil David	Crozier	68 Bughtlin Park	East Craigs	Edinburgh		EH12 8UT	233
Mrs	Catherine Margaret	Downie	19 Wester Broom Place	EDINBURGH	EH12 7RS			155
Mrs	Sandra May	Duff	65 Broomhall Drive	EDINBURGH	EH12 7QJ			466
Ms	Lorraine Isabella	Easton	31 St Laurence Crescent	Slamannan	FALKIRK	FK1 3HW		233
Mrs	Joanne	England	5 Limpet Ness	Peasehill Rosyth	Dunfermline Fife	Ky11 2dt	KY11 2DT	777
Mrs	Angela Grace	Hamill	8 Greenacres Kingseat	DUNFERMLINE	Fife KY12 0RW			777
Mr	Thomas William Henry	Jarvis	20 Blinkbonny Grove	EDINBURGH	EH4 3HH			233
Mrs	Charlottie	Johnstone	13 / 1F2	Hermand Terrace	EDINBURGH	EH11 1QZ		233
Mr	Craig Ross	McDonald	12 Rowanhill Park	Port Seton	PRESTONPANS	East Lothian EH32 0ST		388
Mrs	Victoria Anne	McDonald	12 Rowanhil Park Port Seton	PRESTONPANS	East Lothian EH32 0ST			388
Mrs	Gillian C	McNaughton	40 Hainburn Park	EDINBURGH	EH10 7HH			233
Mrs	Diane	McTighe	3 Joppa Terrace	EDINBURGH	EH15 2HY			311
Mrs	Lisa Michelle	Morris	30 Barony Way	CHESTER	CH4 7NP			155
Mrs	Margaret Nora A	Potts	14 Cromwell Road Rosyth	DUNFERMLINE	Fife KY11 2LD			388
Mrs	Annette	Rowland	Beech Cottage West	Pinfold Lane	Northop Hall		CH7 6HE	77
Miss	Suzanne	Stevens	24 Oxgangs Loan	EDINBURGH	EH13 9JJ			311
Mrs	Eleanor Gifford	Watson	22 Pilton Avenue	EDINBURGH	EH5 2BT			233
							TOTAL	**6135**

292

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	14	05	2008			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	20	190	82
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	£7.928	£5.443	£6.912

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Please see attached schedule Address: UK Postcode	Class of shares allotted: Ordinary	Number allotted: 292
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Assistant Date 15/5/08

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennifer Maclean, Company Secretary's Department, HBOS plc

The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5557

DX number DX exchange

TITLE	FORENAMES	SURNAME	ADD1	ADD2	ADD3	POSTCODE	SHARES
Mr	David	Appleton	25 Braemar Close	Cinnamon Brow	Warrington	WA2 0EN	20
Mr	David	Appleton	25 Braemar Close	Cinnamon Brow	Warrington	WA2 0EN	190
Mr	David	Appleton	25 Braemar Close	Cinnamon Brow	Warrington	WA2 0EN	82
						TOTAL	292

Schedule 2

588

RECEIVED
2008 JUL 30 P 12:47
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Companies House
for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	21	05	2008			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	139	549	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share (including any share premium)	£5.443	£5.975	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) HSDL Nominees Limited	Class of shares allotted	Number allotted
Address Trinity Road, Halifax, West Yorkshire	Ordinary	139
UK Postcode HX1 2RG		
Name(s) Please see attached schedule	Class of shares allotted	Number allotted
Address	Ordinary	549
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 21/5/08

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennifer Maclean, Company Secretary's Department, HBOS plc

The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5557

DX number DX exchange

TITLE	FORENAMES	SURNAME	ADD1	ADD2	ADD3	ADD4	POSTCODE	EXERCISED
Mr	Erik Onno van Den	Brink	c/o Michelle Doyle	Human Resources 2ND Floor	11 Earl Grey Street Edinburgh	EDINBURGH	EH3 9BN	549
							TOTAL	549



288b

Terminating appointment as director or secretary

Please complete in typescript, or in bold black capitals.
CHFP010.

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number SC218813

Company Name in full HBOS plc

	Day	Month	Year
Date of termination of appointment	2 9	0 4	2 0 0 8

as director ✓ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME * Style / Title: Mr * Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): Charles William

Surname: Dunstone

	Day	Month	Year
† Date of Birth	2 1	1 1	1 9 6 4

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 01 MAY 2008

* Voluntary details.
† Directors only.
** Delete as appropriate.

(** ~~serving director~~/secretary/administrator/administrative receiver/receiver manager/receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Kenny Melville
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5410
DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

G

COMPANIES FORM No. 123
Notice of increase in nominal capital

RECEIVED
2008 JUL 30 P 12:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

123

CHWP000

Please do not write in this margin

Pursuant to section 123 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: SC218813

Name of company

* insert full name of company

* HBOS plc

gives notice in accordance with section 123 of the above Act that by resolution of the company dated 29 April 2008 the nominal capital of the company has been increased by JPY100,000,000,000 beyond the registered capital of £ please see below.

† the copy must be printed or in some other form approved by the registrar

A copy of the resolution authorising the increase is attached. †

The conditions (eg. voting rights, dividend rights, winding-up rights etc.) subject to which the new shares have been or are to be issued are as follows :

Registered capital prior to above increase:
£4,685,000,000, €3,000,000,000, US$5,000,000,000, AUS$1,000,000,000 and CAN$1,000,000,000

Text of resolution:
That the authorised share capital of the Company be increased from £4,685,000,000, €3,000,000,000, US$5,000,000,000, AUS$1,000,000,000 and CAN$1,000,000,000 to £4,685,000,000, €3,000,000,000, US$5,000,000,000, AUS$1,000,000,000, CAN$1,000,000,000 and YEN100,000,000,000 by the creation of 400,000,000 preference shares of YEN250 each.

Please tick here if continued overleaf ☐

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ SECRETARY Date 01 MAY 2008

Presenter's name address and reference (if any) :

For official Use (02/06)
General Section | Post room

No SC218813

The Companies Acts 1985 and 2006

Public Company Limited by Shares

Resolutions of HBOS plc (the 'Company')

The following resolution of the Company were passed at the Annual General Meeting of the Company held on 29 April 2008 at the SECC, Glasgow, G3 8YW in accordance with the Articles of Association of the Company.

Authority to Allot Relevant Securities

14. THAT

(a) the Directors be authorised generally and unconditionally, pursuant to Section 80 of the Companies Act 1985 ('CA 1985'), to exercise all the powers of the Company to allot relevant securities (as defined in Section 80(2) of CA 1985) up to an aggregate nominal amount of:

(i) £251,210,258 in respect of HBOS Ordinary Shares; and

(ii) £2,900,834,400, €3,000,000,000, US$4,997,750,000, AUS$1,000,000,000, CAN$1,000,000,000 and YEN100,000,000,000 in respect of HBOS Preference Shares.

(b) the authority given by this Resolution shall expire at the conclusion of the Company's AGM in 2009 or, if earlier, on 30 June 2009, and is in substitution for all previous authorities to allot relevant securities of the Company which shall cease to have effect from the date of this Resolution, without affecting the validity of any allotment of securities already made or to be made under them.

(c) during the period stipulated in (b) above, the Directors can make offers and enter into agreements which would or might require relevant securities to be allotted after the expiry of such period and the Directors may allot relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired.

....

Harry Baines, Company Secretary & Group Counsel


Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From: Day	Month	Year	To: Day	Month	Year
	07	05	2008			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	549	466	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share (including any share premium)	£5.975	£4.7253	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s) HSDL Nominees Limited		
Address Trinity Road, Halifax, West Yorkshire	Ordinary	1,015
	Ordinary	
UK Postcode HX1 2RG		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 7/5/08

** A ~~director~~ / Assistant secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennifer Maclean, Company Secretary's Department, HBOS plc

The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5557

DX number DX exchange


Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	14	05	2008			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	9,410		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	£4.7253		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted: Ordinary	Number allotted: 3,275
Name(s): Please see attached schedule Address: UK Postcode	Class of shares allotted: Ordinary	Number allotted: 6,135
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] ASSISTANT Date 15/5/08

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennifer Maclean, Company Secretary's Department, HBOS plc
The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5557
DX number DX exchange

TITLE	FORENAMES	SURNAME	ADD1	ADD2	ADD3	ADD4	POSTCODE	SHARES
Miss	Lynn	Andrew	Sunny View	Kebs Road	TODMORDEN	Lancs OL14 8SB		311
Mrs	Rachel	Campbell	Church of Scotland Manse	ISLE OF NORTH UIST	HS6 5AA			233
Mr	Neil David	Crozier	68 Bughtlin Park	East Craigs	Edinburgh		EH12 8UT	233
Mrs	Catherine Margaret	Downie	19 Wester Broom Place	EDINBURGH	EH12 7RS			155
Mrs	Sandra May	Duff	65 Broomhall Drive	EDINBURGH	EH12 7QJ			466
Ms	Lorraine Isabella	Easton	31 St Laurence Crescent	Slamannan	FALKIRK	FK1 3HW		233
Mrs	Joanne	England	5 Limpet Ness	Peasehill Rosyth	Dunfermline Fife	Ky11 2dt	KY11 2DT	777
Mrs	Angela Grace	Hamill	8 Greenacres Kingseat	DUNFERMLINE	Fife KY12 0RW			777
Mr	Thomas William Henry	Jarvis	20 Blinkbonny Grove	EDINBURGH	EH4 3HH			233
Mrs	Charlottie	Johnstone	13 / 1F2	Hermand Terrace	EDINBURGH	EH11 1QZ		233
Mr	Craig Ross	McDonald	12 Rowanhill Park	Port Seton	PRESTONPANS	East Lothian EH32 0ST		388
Mrs	Victoria Anne	McDonald	12 Rowanhil Park Port Seton	PRESTONPANS	East Lothian EH32 0ST			388
Mrs	Gillian C	McNaughton	40 Hainburn Park	EDINBURGH	EH10 7HH			233
Mrs	Diane	McTighe	3 Joppa Terrace	EDINBURGH	EH15 2HY			311
Mrs	Lisa Michelle	Morris	30 Barony Way	CHESTER	CH4 7NP			155
Mrs	Margaret Nora A	Potts	14 Cromwell Road Rosyth	DUNFERMLINE	Fife KY11 2LD			388
Mrs	Annette	Rowland	Beech Cottage West	Pinfold Lane	Northop Hall		CH7 6HE	77
Miss	Suzanne	Stevens	24 Oxgangs Loan	EDINBURGH	EH13 9JJ			311
Mrs	Eleanor Gifford	Watson	22 Pilton Avenue	EDINBURGH	EH5 2BT			233
							TOTAL	**6135**

RECEIVED
2008 JUL 30 P 12:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE


Companies House
for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From	To
Day	14	
Month	05	
Year	2008	

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	20	190	82
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	£7.928	£5.443	£6.912

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) Please see attached schedule Address UK Postcode	Class of shares allotted Ordinary	Number allotted 292
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 15/5/08

** ~~A director~~ / Assistant secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennifer Maclean, Company Secretary's Department, HBOS plc

The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5557

DX number DX exchange

TITLE	FORENAMES	SURNAME	ADD1	ADD2	ADD3	POSTCODE	SHARES
Mr	David	Appleton	25 Braemar Close	Cinnamon Brow	Warrington	WA2 0EN	20
Mr	David	Appleton	25 Braemar Close	Cinnamon Brow	Warrington	WA2 0EN	190
Mr	David	Appleton	25 Braemar Close	Cinnamon Brow	Warrington	WA2 0EN	82
						TOTAL	**292**


Companies House
for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From: Day 21 Month 05 Year 2008	To: Day Month Year

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	139	549	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share (including any share premium)	£5.443	£5.975	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Shareholder details *(list joint allottees as one shareholder)*	**Shares and share class allotted**	
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted Ordinary	Number allotted 139
Name(s): Please see attached schedule Address: UK Postcode	Class of shares allotted Ordinary	Number allotted 549
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Assistant Date 21/5/08

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennifer Maclean, Company Secretary's Department, HBOS plc
The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5557
DX number DX exchange

TITLE	FORENAMES	SURNAME	ADD1	ADD2	ADD3	ADD4	POSTCODE	EXERCISED
Mr	Erik Onno van Den	Brink	c/o Michelle Doyle	Human Resources 2ND Floor	11 Earl Grey Street Edinburgh	EDINBURGH	EH3 9BN	549
							TOTAL	549



288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Day	Month	Year
2 9	0 4	2 0 0 8

Date of termination of appointment 29 04 2008

as director ✓ as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME * Style / Title: Mr * Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): Charles William

Surname: Dunstone

† Date of Birth: 21 11 1964

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 01 MAY 2008

(~~** serving director~~/secretary/~~administrator~~/~~administrative receiver~~/~~receiver manager~~/~~receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Kenny Melville

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5410

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

G

COMPANIES FORM No. 123
Notice of increase in nominal capital

RECEIVED
2008 JUL 30 P 12:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

123

CHWP000

Please do not write in this margin

Pursuant to section 123 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: SC218813

Name of company

* insert full name of company

* HBOS plc

gives notice in accordance with section 123 of the above Act that by resolution of the company dated 29 April 2008 the nominal capital of the company has been increased by JPY100,000,000,000 beyond the registered capital of £ please see below.

† the copy must be printed or in some other form approved by the registrar

A copy of the resolution authorising the increase is attached. †

The conditions (eg. voting rights, dividend rights, winding-up rights etc.) subject to which the new shares have been or are to be issued are as follows :

Registered capital prior to above increase:
£4,685,000,000, €3,000,000,000, US$5,000,000,000, AUS$1,000,000,000 and CAN$1,000,000,000

Text of resolution:
That the authorised share capital of the Company be increased from £4,685,000,000, €3,000,000,000, US$5,000,000,000, AUS$1,000,000,000 and CAN$1,000,000,000 to £4,685,000,000, €3,000,000,000, US$5,000,000,000, AUS$1,000,000,000, CAN$1,000,000,000 and YEN100,000,000,000 by the creation of 400,000,000 preference shares of YEN250 each.

Please tick here if continued overleaf

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ SECRETARY Date 01 MAY 2008

Presenter's name address and reference (if any) :

For official Use (02/06)
General Section | Post room

No SC218813

The Companies Acts 1985 and 2006

Public Company Limited by Shares

Resolutions of HBOS plc (the 'Company')

The following resolution of the Company were passed at the Annual General Meeting of the Company held on 29 April 2008 at the SECC, Glasgow, G3 8YW in accordance with the Articles of Association of the Company.

Authority to Allot Relevant Securities

14. THAT

(a) the Directors be authorised generally and unconditionally, pursuant to Section 80 of the Companies Act 1985 ('CA 1985'), to exercise all the powers of the Company to allot relevant securities (as defined in Section 80(2) of CA 1985) up to an aggregate nominal amount of:

(i) £251,210,258 in respect of HBOS Ordinary Shares; and

(ii) £2,900,834,400, €3,000,000,000, US$4,997,750,000, AUS$1,000,000,000, CAN$1,000,000,000 and YEN100,000,000,000 in respect of HBOS Preference Shares.

(b) the authority given by this Resolution shall expire at the conclusion of the Company's AGM in 2009 or, if earlier, on 30 June 2009, and is in substitution for all previous authorities to allot relevant securities of the Company which shall cease to have effect from the date of this Resolution, without affecting the validity of any allotment of securities already made or to be made under them.

(c) during the period stipulated in (b) above, the Directors can make offers and enter into agreements which would or might require relevant securities to be allotted after the expiry of such period and the Directors may allot relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired.

....

Harry Baines, Company Secretary & Group Counsel

No SC218813

The Companies Acts 1985 and 2006

Public Company Limited by Shares

Resolutions of HBOS plc (the 'Company')

The following resolutions of the Company were passed at the Annual General Meeting of the Company held on 29 April 2008 at the SECC, Glasgow, G3 8YW in accordance with the Articles of Association of the Company

Special Resolutions

15 THAT the Articles of Association produced to the meeting and for the purpose of identification marked 'A' and signed by the Chairman of the meeting be adopted with effect from the conclusion of the meeting, in substitution for, and to the exclusion of, the current Articles of Association

16 THAT, with effect on and from 1 October 2008 or such later date as Section 175 of the Companies Act 2006 ('CA 2006') shall be brought into force, Articles 116 to 118 of the New Articles be deleted in their entirety and replaced by Articles 116 to 121 as set out in the document produced to the meeting and for the purpose of identification marked 'B' and signed by the Chairman of the meeting and that the remaining Articles be renumbered and cross references updated

17 THAT the Directors be given the power to allot equity securities (as defined in Section 94 of the Companies Act 1985 ('CA 1985')), entirely paid for in cash

(i) of an unlimited amount in connection with a rights issue (as defined in the Articles of Association), and
(ii) otherwise than pursuant to paragraph (i), of an aggregate nominal amount up to £46,689,487, free of the restrictions in Section 89(1) of CA 1985 and, in connection with such power

(a) this power shall expire at the conclusion of the Company's AGM in 2009 or, if earlier, on 30 June 2009 and is in substitution for all previous such powers, which shall cease to have effect from the date of this Resolution, without affecting the validity of any allotment of securities already made or to be made under them,

(b) during the period mentioned in (a) above the Directors can make offers and enter into agreements which would, or might, require equity securities to be allotted after the expiry of such period and the Directors may allot relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired,

(c) in working out the maximum amount of equity securities for the purposes of section (ii) above, the nominal value of rights to subscribe for shares or to convert any securities into shares will be taken as the nominal value of the shares which would be allotted if the subscription or conversion takes place, and

(d) for the purposes of this Resolution

(i) references (except in paragraph (d) (ii) below) to an allotment of equity securities shall include a sale of treasury shares, and
(ii) the power granted in this Resolution, insofar as it relates to the allotment of equity securities rather than the sale of treasury shares, is pursuant to the authority conferred by Resolution 14 set out in the Notice of Meeting

18 THAT the Company be authorised unconditionally and generally for the purposes of Section 166 of the Companies Act 1985 ('CA 1985') to make market purchases (as defined in Section 163(3) of CA 1985) of ordinary shares of the Company and, where shares are held as treasury shares, to use them, inter alia, for the purposes of employee share plans operated by the Company, provided that

(a) the maximum number of shares which may be purchased is 373,515,896,

(b) the minimum price (exclusive of all expenses) which may be paid is the 25p nominal value of each share,

(c) the maximum price (exclusive of all expenses) which may be paid for each ordinary share shall not be more than the higher of (i) 105% of the average of the middle market values of the Company's ordinary shares as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the date on which the purchase is made and (ii) the price stipulated by Article 5(1) of the Buy back and Stabilisation Regulation (EC2273/2003),

(d) this authority shall expire at the conclusion of the Company's AGM in 2009 or, if earlier, 30 June 2009 and is in substitution for all previous such powers, which shall cease to have effect from the date of this Resolution, without affecting the validity of any repurchase of shares already made or to be made under them, and

(e) during the period mentioned in (d) above the Directors can make offers and enter into agreements which would, or might, require the repurchase of shares after the expiry of such period and the Directors may make a purchase of shares in pursuance of such offer or agreement as if the authority conferred hereby had not expired

Harry Baines, Company Secretary & Group Counsel

01 MAY 2008

CERTIFIED A TRUE
COPY OF THE ORIGINAL

H F BAINES
COMPANY SECRETARY

The Companies Acts 1985 and 2006 1 MAY 2008

Public Company Limited by Shares

NEW ARTICLES OF ASSOCIATION

(Adopted on 29 April 2008 by Special Resolution passed on 29 April 2008

with effect from 29 April 2008)

of

HBOS plc

No SC218813

1 Table A and other standard regulations do not apply

The regulations in Table A of the Companies (Tables A to F) Regulations 1985, Table A to the Companies (Tables A to F) Amendment Regulations 2007 (and any amendments thereto) and the model articles for public companies adopted pursuant to the **CA 2006** (and any similar regulations under any other legislation relating to companies) do not apply to the Company

2 The meaning of the Articles

2.1 The following table gives the meaning of certain words and expressions as they are used in the **Articles** However, the meaning given in the table does not apply if it is not consistent with the context in which a word or expression appears At the end of the **Articles** there is a Glossary which explains various words and expressions which appear in the text The Glossary also explains some of the words and expressions used in the Memorandum The Glossary is not part of the Memorandum or **Articles** and does not affect their meaning Throughout the **Articles**, those words and expressions defined in this Article 2 1 are printed in bold and those explained in the Glossary are printed in italics Words and expressions explained in the Glossary are also printed in italics in the Memorandum

Words	**Definitions**
Additional Preference Shares	Further **Preference Shares** which rank equally with the **Initial Preference Shares** as described in Article 4 7
amount (of a share)	This refers to the nominal amount of the share
Articles	**The Company's** Articles of Association
Auditors	**The Company's** auditors
Bank of Scotland	The Governor and Company of the Bank of Scotland
Bank of Scotland Scheme	The scheme of arrangement pursuant to section 425 of the **CA 1985** dated 13 June 2001 between **Bank of Scotland** and its proprietors in connection with its merger with **Halifax Group**
CA 1985	The Companies Act 1985
CA 2006	The Companies Act 2006
Chairman	The chairman of the board of **Directors**
Class A Perpetual Preference Shares	8 117% non cumulative perpetual preference shares of £10 each
Class B Perpetual Preference Shares	7 754% non cumulative perpetual preference shares of £10 each
clear days	In relation to the period of notice, that period excluding the day when the notice is given or deemed to be given and the day for which it is given

Words	Definitions
	or on which it is to take effect
company	Includes any company or corporate body established anywhere in the world
the Company	HBOS plc
Convertible Preference Shares	Preference Shares which will or may be converted into Ordinary Shares or other securities of the Company
Cumulative Preference Shares	**Preference Shares** with a right to cumulative dividends
Directors	The executive and non executive directors of the Company who make up its board of Directors
Disclosure and Transparency Rules	The Disclosure and Transparency Rules for the time being in force, as published by the **FSA** in its Handbook of Rules and Guidance
dividend arrears	Any dividend arrears This would apply to any dividends on shares with a right to cumulative dividends, which could not be paid, but which have been carried forward
Dividend Payment Date	The dates defined as such in the terms of issue of any series of **Preference Shares**
Dividend Period	The period from and including the most recent **Dividend Payment Date** (or the **Issue Date**) to but excluding the next succeeding **Dividend Payment Date**
electronic form	Has the same meaning as in the **CA 2006**
electronic means	Has the same meaning as in the **CA 2006**
electronic signature	Has the same meaning as in Section 7 of the Communications Act 2000
existing Preference Shares	**Preference Shares** which are in issue at the relevant time
existing shares (of any kind)	Shares which are in issue at the relevant time
FSA	The Financial Services Authority or any other person or body which is the regulator of **the Company's** business at the relevant time
Further Preference Shares	**Preference Shares** other than the **Initial Preference Shares**
Group	**The Company** together with its **subsidiaries**

Words	Definitions
Halifax	Halifax plc
Halifax Group	Halifax Group plc
Halifax Group Scheme	The scheme of arrangement pursuant to section 425 of the **CA 1985** dated 13 June 2001 between **Halifax Group** and the holders of its ordinary shares in connection with its merger with **Bank of Scotland**
hard copy form	Has the same meaning as in the **CA 2006**
holding company	Has the same meaning as in the **CA 1985**
Initial Preference Shares	The **9¼% Preference Shares** and **9¾% Preference Shares**
in writing	Any method of reproducing words in a legible form except in relation to Articles 10 1 and 11A 10 1 where it shall have the meaning set out in Article 10 4
Issue Date	The date defined as such in the terms of issue of any series of **Preference Shares**
Junior Preference Shares	**Further Preference Shares** which, as regards their rights to share in profits or assets, rank behind the **Initial Preference Shares**, the **Additional Preference Shares** and any other **Preference Shares** (whether then issued or to be issued subsequently) which the **Directors** decide, before the **Further Preference Shares** which are to be issued as **Junior Preference Shares** are allotted, are to rank in priority to such **Further Preference Shares**
legislation	The **CA 1985**, the **CA 2006**, the **Regulations** and all other laws and regulations applying to **the Company**
London Stock Exchange	London Stock Exchange plc
Non-Cumulative Preference Shares	**Preference Shares** which may receive non cumulative dividends
Ordinary Shares	**The Company's** ordinary shares
Ordinary Shareholder	A holder of **Ordinary Shares**
paid up share	Includes a share which is treated (credited) as paid up
pay	Includes any kind of reward or payment for services

Words	Definitions
Preference Shares	**The Company's** preference shares
6⅛% Preference Shares	The non cumulative redeemable **Preference Shares** which have a dividend rate of 6⅛% each year
9¼% Preference Shares	The non cumulative irredeemable **Preference Shares** which have a dividend rate of 9¼% each year issued pursuant to the Bank of Scotland Scheme Any reference to **Preference Shares** includes the 9¼% Preference Shares
9¾% Preference Shares	The non-cumulative irredeemable **Preference Shares** which have a dividend rate of 9¾% each year issued pursuant to the **Bank of Scotland Scheme** Any reference to **Preference Shares** includes the 9¾% Preference Shares
Preference Shareholder	A holder of **Preference Shares**
Priority Preference Shares	The **Initial Preference Shares** and any other **Preference Shares** ranking equally with the **Initial Preference Shares** as described in Article 4 7
proxy notification address	The address or addresses specified in a notice of a meeting or in any other information issued by **the Company** in relation to a meeting (or, as the case may be, an adjourned meeting or a *poll*) for the receipt of *proxy* notices relating to that meeting (or adjourned meeting or *poll*) or, if no such address is specified, the address where the **Register** is kept
qualifying person	An individual who is a **shareholder** of **the Company** or a person authorised to act as a *company representative* or a person appointed as *proxy* of a **shareholder** in relation to a General Meeting
recognised clearing house	A clearing house granted recognition under the Financial Services and Markets Act 2000
recognised investment exchange	An investment exchange granted recognition under the Financial Services and Markets Act 2000
Redemption Date	Except where otherwise specifically defined in these Articles, the date on which **Redeemable Preference Shares** are to be or are liable to be redeemed
Redeemable Preference Shares	Preference Shares which are to be redeemed or are liable to be redeemed
Register	**The Company's** register of members

Words	Definitions
Registered Office	**The Company's** registered office
Regulations	The Uncertificated Securities Regulations 2001
rights (of any share)	The rights attached to the share at the time it is issued or at any later time
Scheme	The scheme of arrangement pursuant to section 425 of the **CA 1985** entered into by **Halifax** under which **Halifax Group** became the **holding company** of **Halifax**
Seal	**The Company's** Common Seal or any official seal kept by **the Company** under Section 40 of the **CA 1985** (called a "Securities Seal")
Secretary	Any person appointed by the **Directors** to do work as the Company Secretary including (without limit) any deputy or assistant secretary
share capital	This refers to **the Company's** authorised share capital
shareholder	A holder of **the Company's** shares
shareholders meeting	Includes both a General Meeting of **the Company** and a meeting of holders of any class of **the Company's** shares
Sterling	The lawful currency of the United Kingdom
subsidiary	A subsidiary undertaking, as defined in Section 258 of the **CA 1985**
terms of a share	The terms on which a share is issued or such terms as subsequently amended
Transfer Agreement	The agreement to transfer the business of Halifax Building Society to **Halifax** under Section 97 of the Building Societies Act 1986
UK Listing Authority	The **FSA** in its capacity as competent authority under the Financial Services and Markets Act 2000
United Kingdom	Great Britain and Northern Ireland
Vesting Day	The day on which the business of Halifax Building Society was transferred to **Halifax** in accordance with the **Transfer Agreement**
working day	In relation to payments, a day on which banks in the country in which a payment is to be made (and, if so specified in the terms of issue of any shares, banks in any other country or countries) are generally open for business and in relation to any other

Words	Definitions
	matter, a day, other than a Saturday, Sunday or public holiday when banks in England are generally open for business

2 2 References to "**debenture**" include "**debenture stock**" and references to a "**debenture holder**" include a "**debenture stockholder**"

2.3 Where the **Articles** refer to a person who is entitled to a share by law, this includes a person who is entitled to the share as a result of the death or bankruptcy of a **shareholder**

2.4 Where the **Articles** refer to a share (or a holding of shares) being in *uncertificated form*, this refers to that share being an uncertificated unit of a security Where the **Articles** refer to a share (or a holding of shares) being in *certificated form*, this refers to the share being a unit of a security title to which is evidenced by a certificate

2.5 Words which are in the singular may also be read as being in the plural and the other way around

2 6 Words which are in the masculine form may also be read as referring to the feminine or to other bodies or persons

2 7 References to a "**person**" or "**people**" include any **company**, corporate body, partnership, firm, government authority, body or society (whether incorporated or not)

2.8 Any headings in the **Articles** are only included for convenience They do not affect the meaning of the **Articles**

2.9 When an Act or the **Regulations**, or a section of an Act or the **Regulations**, is referred to, this includes any amendment to the Act or the **Regulations** or section, as well as its inclusion or re enactment (with or without modification) in a later Act or later Regulations

2.10 References to an Act, the **Regulations** or the **Articles** are to the version which is current at any particular time

2.11 Where the **Articles** give any power or authority to any person, this power or authority can be used on any number of occasions, unless the way in which the words are used does not allow this meaning

2.12 Any word which is defined in the **CA 1985**, **CA 2006** or the **Regulations** means the same in the **Articles**, unless the **Articles** define it differently or the way in which the word is used is inconsistent with the definition given in the relevant legislation

2.13 Where the **Articles** say that anything can be done by passing an Ordinary Resolution, this can also be done by passing a Special Resolution or an Extraordinary Resolution

2 14 Where the **Articles** refer to changing the **amount** of shares, this means doing any or all of the following

- subdividing the shares into other shares with a smaller nominal amount,

- *consolidating* the shares into other shares with a larger nominal amount, and
- dividing shares which have been consolidated into shares with a larger nominal amount than the original shares had

2.15 Where the **Articles** refer to any document being "**made effective**", this means being signed, sealed or *executed* in some other legally valid way

2.16 Where the **Articles** refer to "months" or "years", these are calendar months or years

2.17 The **Articles** which apply to fully paid shares can also apply to stock References in the **Articles** to "**share**" or "**shareholder**" include "**stock**" or "**stockholder**"

2 18 For the purposes of Articles 114 and 127 where the **Articles** refer to a signature or to something being signed or *executed* this includes a signature printed or reproduced by mechanical or other means or any stamp or other distinctive marking made by or with the authority of the person required to sign the document to indicate it is approved by such person, or in respect of communications in **electronic form** only any other means of verifying the authenticity of a communication in **electronic form** which the **Directors** may from time to time specify or, where no means has otherwise been specified by the **Directors**, an **electronic signature** (which shall be a manner of authentication specified by **the Company** for the purposes of Section 1146(3)(b) of the **CA 2006**), provided that **the Company** has no reason to doubt the authenticity of that **electronic signature**

2.19 Where the **Articles** refer to "**address**", this includes, in relation to a communication by **electronic means**, any number or address (including an email address) used for the purpose of such communication

SHARE CAPITAL

3 Form of the Company's Share Capital

3.1 **The Company's share capital** at the date of adoption of these **Articles** consists of 4,740,000,000 **Ordinary Shares** of 25p each, 375,000,000 **$9^{1}/_{4}\%$ Preference Shares** of £1 each, 125,000,000 **$9^{3}/_{4}\%$ Preference Shares** of £1 each, 2,596,834,400 **Preference Shares** of £1 each, 200,000,000 **$6^{1}/_{8}\%$ Preference Shares** of £1 each, 250,000 **Class A Perpetual Preference Shares** of £10 each, 150,000 **Class B Perpetual Preference Shares** of £10 each, 750,000 6 0884% **Non Cumulative Preference Shares** of £1 each, 198,065,600 6 475% **Non Cumulative Preference Shares** of £1 each, 350,000 6 3673% Fixed to Floating Rate **Non Cumulative Preference Shares** of £1 each, 3,000,000,000 **Preference Shares** of €1 each, 4,997,750,000 **Preference Shares** of US$1 each, 750,000 6 413% Non Cumulative Callable Fixed to Floating Rate Series 'A' **Preference Shares** of US$1 each, 750,000 5 92% Non Cumulative Callable Fixed to Floating Rate Series 'B' **Preference Shares** of US$1 each, 750,000 6 657% Non Cumulative Callable **Preference Shares** of US$1 each, 1,000,000,000 **Preference Shares** of Australian $1 each, 1,000,000,000 of **Preference Shares** of Canadian $1 each and 400,000,000 **Preference Shares** of Yen 250 each

3.2 The rights of **the Company's Ordinary Shares** to income and capital are as follows

3 2 1 *Rights to income*

Any profits of any financial year which the **Directors** or **Ordinary Shareholders** (*subject to* Article 137) decide to distribute to the **Ordinary Shareholders** in proportion to the amounts paid up on their **Ordinary Shares** This is *subject to* the rights of any other class of shares which then exist

3 2 2 Rights to capital

If there is a return of capital because **the Company** is wound up, **the Company's** *assets* which are left after paying its *liabilities* will be distributed to the **Ordinary Shareholders** in proportion to the amounts paid up on their **Ordinary Shares** This is *subject to* the rights of any other class of shares which then exist

PREFERENCE SHARES

3A Applicable Provisions

Articles 4 to 11 (inclusive) do not apply to **Preference Shares** issued on or after 25 April 2006 (except to the extent that, in relation to any series of **Preference Shares** issued on or after that date, the Directors otherwise decide before the **Preference Shares** of that series are first allotted) and Article 11A does not apply to **Preference Shares** issued prior to 25 April 2006

4 The rights of the Preference Shares

4 1 **Preference Shares** can be *issued* in one or more separate series, each of which will constitute a separate class of shares Each series will be identified in the way that the **Directors** decide, and they do not have to make any changes to the **Articles** to do this The rights of the **Preference Shares** and the restrictions which apply to them will be determined in accordance with Articles 4 to 11 and such other Articles as are relevant

4.2

4 2 1 The rights of the **Initial Preference Shares** to share in profits and *assets rank* ahead of the rights of any other shares Every **Initial Preference Share** *ranks* equally with every other **Initial Preference Share** The **Initial Preference Shares** also *rank* equally with any **Further Preference Shares**, to the extent that the terms of *issue* of those other shares say that they *rank* equally with the **Initial Preference Shares** and such shares have been *issued* in accordance with Article 4 7

4 2 2 If the **Further Preference Shares** are *issued* on an equal basis in accordance with Article 4 7, they *rank* equally with the **Initial Preference Shares** and references to the **Initial Preference Shares** in this Article 4 2 are deemed to include references to such **Further Preference Shares**

4 2 3 If any **Further Preference Shares** are issued and do not *rank* equally with the **Initial Preference Shares** to share in profits or *assets*, the **rights** of such **Further Preference Shares** to share in profits or *assets* will *rank* behind the **Initial Preference Shares** but will otherwise *rank* as regards the rights of any other shares as the **Directors** shall decide before the **Further**

Preference Shares are first allotted Such **Further Preference Shares** also *rank* equally with any other shares to the extent that the terms of those other shares say that they *rank* equally with the **Further Preference Shares**

4.3 A series of **Preference Shares** will also have the particular rights which the **Directors** decide to give them The **Directors** must decide on the particular rights before the **Preference Shares** of that series are first *allotted* The particular rights must not, however, conflict with the provisions of Articles 4 to 11 except to the extent permitted by Article 4 10 The terms of any series of **Preference Shares** can be set out in language which reflects the substance, rather than the language, of the **Articles**

4.4 The **Directors** can *exercise* the powers of **the Company's shareholders** under Article 14 to *consolidate* and/or divide shares in relation to the **Preference Shares** This power is not intended to restrict the wider authority of the **Directors** to give extra rights to **Preference Shares**, or to restrict the authority given by Article 7 12

4.5 Where Articles 4 to 11 give the **Directors** the power to decide on the particular terms to be attached to any series of **Preference Shares**, these do not have to be the same as the particular terms which are attached to any existing series of **Preference Shares**

4.6 Unless the rights attached to any **Preference Share**, or the terms of any **Preference Share**, or the **Articles** provide otherwise, a dividend, or any other money payable in respect of a **Preference Share** can be paid to a **shareholder** in whatever currency the **Directors** decide, using an appropriate exchange rate selected by the **Directors** for any currency conversions which are required

4.7 **The Company** may from time to time create and *issue* further **Preference Shares** (in this Article 4 called "**Additional Preference Shares**" (except for Article 4 2 where they are referred to as **Further Preference Shares**) and together with the **Initial Preference Shares** called the "**Priority Preference Shares**") which *rank* equally with (but not in priority to) the **Initial Preference Shares** as regards their rights to share in profits and *assets* Subject to Article 10, any such **Additional Preference Shares** may either carry identical rights and restrictions to share in profits and *assets* as the **Initial Preference Shares**, the **Further Preference Shares** or any other series of **Additional Preference Shares** or rights and restrictions differing from those shares (including whether or not any dividends are required by Article 5 5 to be *declared* and paid in full on the **Additional Preference Shares**)

4 7 1

However, no such **Additional Preference Shares** may be *issued* unless

(i) at the time of such proposed *issue* and in relation thereto the **Auditors** have reported **in writing** to **the Company** that immediately following such *issue* the aggregate *nominal amount* of the **Additional Preference Shares** to be *issued*, when added to the aggregate *nominal amount* of the **Priority Preference Shares** for the time being *in issue*, will not exceed an amount equal to 25 per cent of the **Adjusted Capital and Reserves** as defined in Article 4 9, and

(ii) the average of the profit after taxation and before extraordinary items and dividends on an annualised basis for the most recent three accounting reference periods of **the Company** to have ended prior to the date of such *issue* as shown in the **Relevant Accounts**, for each such period exceeds four and one half times the aggregate annual amount of the dividends (exclusive of any imputed tax credit available to **shareholders**) payable in the then current accounting reference period on the whole of the *issued* share capital of **the Company** which has priority to or *ranks* equally with the **Priority Preference Shares** (including any such share capital then being *issued*)

4.8 The *issue* of further shares which *rank* in priority to, or equally with the **Priority Preference Shares** in the profits or *assets* of **the Company** will be deemed to be a variation of the *special rights* attached to such shares unless the *issue* of such shares is permitted by Article 4 7 If Article 4 7 allows such an *issue*, such *issue* will be deemed not to be a change or abrogation of the *special rights* attaching to the **Priority Preference Shares**

4.9 For the purposes of Article 4 7

4 9 1 the "**Adjusted Capital and Reserves**" means the aggregate from time to time of

- the amount *paid up* or *credited as paid up* on the *issued* share capital of **the Company**, and
- the amount standing to the credit of reserve accounts, including any *share premium account* and revaluation *reserve* and any credit balance on profit and loss account all as shown in the balance sheet from the then latest **Relevant Accounts** (the "**Balance Sheet**") but after,
  - deducting from the aggregate any debit balance on profit and loss account subsisting at the date of the **Balance Sheet** except to the extent that deduction has already been made on that account,
  - deducting any amount referable to goodwill (arising other than on consolidation) or any other intangible *asset* (as that term falls to be interpreted for the purpose of the preparation of a balance sheet in accordance with Schedule 4 to the **CA 1985**),
  - deducting an amount equal to any distribution (other than distributions to any member of the **Group**) out of the profits *accrued* prior to the date of the **Balance Sheet**, in so far as not provided for therein,
  - excluding any sums set aside for future taxation (including deferred taxation),

- excluding any amounts attributable to outside interests in subsidiaries,
- making such adjustments as may be appropriate to reflect any variation in the amount of the paid up share capital or *share premium account* since the date of the **Balance Sheet**, and
- making such adjustments as may be appropriate to reflect the *issue* of the **Additional Preference Shares** then to be *issued*,

4 9 2 **the Company** may from time to time change the accounting conventions on which the audited consolidated accounts are based provided that any new convention adopted complies with the requirements of the **CA 1985**,

4 9 3 the "**Group**" means **the Company** and its subsidiaries (if any) (which shall be deemed to include **Halifax Group** and **Bank of Scotland** and their respective subsidiaries in relation to any period prior to 31 August 2001),

4 9 4 "**Relevant Accounts**" means the audited consolidated accounts of **the Company** and its subsidiaries,

4 9 5 a certificate or report by the **Auditors** as to the amount of the **Adjusted Capital and Reserves** or to the effect that a limit imposed by Article 4 7 has not been or will not be exceeded at any particular time or times shall be conclusive evidence of the amount or of that fact

4.10 **The Company** may from time to time *issue* **Junior Preference Shares** A series of **Junior Preference Shares** shall have such **rights** to share in the profits and *assets* of **the Company** as the **Directors** shall decide before **Junior Preference Shares** of that series are first allotted **The Company** may also *issue* **Additional Preference Shares**, as well as **Further Preference Shares** ranking behind the **Priority Preference Shares** as regards their **rights** to share in profits or *assets*, the terms of *issue* of which provide that the **Directors** may determine at any time, and without the consent of the holders of such **Preference Shares**, that the **rights** attaching to some or all of such **Additional Preference Shares** or **Further Preference Shares** to share in profits or *assets* shall be varied on such date as the **Directors** may decide so as to constitute the **Preference Shares** whose **rights** have been varied as **Junior Preference Shares** On variation of the **rights** as referred to in the preceding sentence, the **Junior Preference Shares** shall have such **rights** as the **Directors** shall have decided before the **rights** attaching to the **Additional Preference Shares** or, as the case may be, the **Further Preference Shares** are varied (whether or not such **rights** have been decided by the **Directors** before such **Additional Preference Shares** or **Further Preference Shares** were first allotted) If the **rights** attaching to some only of the **Preference Shares** included in a series of **Preference Shares** are varied, the **Preference Shares** the **rights** of which have been varied shall form a separate series Except to the extent that these **Articles** expressly require the consent of **shareholders** to any particular matter, the **Directors** may also decide, before any series of **Junior Preference Shares** is first allotted, that the **rights** attaching to that series of **Junior Preference Shares** may conflict with the provisions of Articles 4 to 11

5 The rights of Preference Shares to profits

5.1 A series of **Preference Shares** shall have such **rights** to a preferential dividend as the **Directors** decide to give it Other than in respect of the **9¼% Preference Shares**, the **9¾% Preference Shares** and the **6⅛% Preference Shares** to which Articles 5 2, 5 3 and 5 4 apply, respectively, before any **Further Preference Shares** of any particular series are first *allotted*, the **Directors** must decide the following

- the rate or rates of the dividend, which can be fixed or variable, or how the rate or rates will be decided,
- the date or dates when the dividend will be paid,
- the dates from which dividends will begin to *accrue* and the dates they *accrue* to,
- whether the dividend will be paid in, or based on, a different currency from the currency of the **Preference Shares,**
- whether the rights to receive a dividend are *cumulative* or not,
- in relation to **Non Cumulative Preference Shares**, whether the provisions of Articles 5 10 to 5 13 will apply, and
- any other terms and conditions relating to the dividend which must be consistent with Articles 5 2 to 5 20

To avoid any doubt, before any **Preference Shares** of any particular series are first *allotted*, the **Directors** can make it a term or condition of those shares that they will not have a right to a dividend, or that they will only have a right to a dividend in certain circumstances (for example, only after a certain period) or only if (and to the extent) *declared* by the **Directors**, or that they will have a right on the first dividend payment date after *allotment* to a different amount of dividend than would otherwise be paid for the period ended on that date on the basis of the rate decided by the **Directors**

The **Preference Shares** will not have any other rights to share in **the Company's** profits

5.2 The **9¼% Preference Shares** shall have the following rights

- The right to receive a fixed preferential dividend calculated at the rate of 9¼% per annum on the amounts paid up or treated (credited) as paid up on such shares This dividend amount will be in addition to any associated tax credit available to the **shareholder**
- The right to receive a dividend will be non cumulative and Articles 5 10 to 5 13 will apply
- The dividend will be in respect of the half years ending on (and including) 28 February (or in a leap year 29 February) and 31 August in each year, payable in equal half yearly instalments in arrear on 31 May and 30 November

5 3 The **9¾% Preference Shares** shall have the following rights

- The right to receive a fixed preferential dividend calculated at the rate of 9¾% per annum on the amounts paid up or treated (credited) as paid up on

such shares This dividend amount will be in addition to any associated tax credit available to the **shareholder**

- The right to receive a dividend will be non cumulative and Articles 5 10 to 5 13 will apply
- The dividend will be in respect of the half years ending on and including 28 February (or in a leap year 29 February) and 31 August in each year, payable in equal half yearly instalments in arrear on 31 May and 30 November

5.4 The **$6^1/_8$% Preference Shares** shall have the following rights

- The right to receive a fixed preferential dividend calculated at the rate of $6^1/_8$% per annum on the amounts paid up or treated (credited) as paid up on such shares This dividend amount will be calculated after deducting any associated tax credit available to the **shareholder**
- The right to receive a dividend will be non cumulative and Articles 5 10 to 5 13 will apply
- The dividend will be in respect of the half years ending on (but excluding) 31 December and 30 June in each year, payable in equal half yearly instalments in arrear on 15 March and 15 September

5.5 If, on a dividend payment date, the **Directors** consider that the profits of **the Company** which can be distributed are enough to cover the full payment of

- dividends payable at that time on the **Preference Shares** (including any **dividend arrears** on any **Cumulative Preference Shares**), and
- all dividends which are payable at that time on any other shares whose rights say that they *rank* equally with the **Preference Shares** in sharing in profits (including any **dividend arrears** on any such shares which have rights to *cumulative dividends*),

then, *subject to* Article 5 8 and the following exceptions in this Article 5 5, the dividends on the **Preference Shares**, and on the other shares referred to in this Article 5 5, must be *declared* and paid *in full* The exceptions are that

- the **Directors** can decide, before a particular series of **Preference Shares** or of such other shares are first allotted, that the requirement to *declare* and pay dividends under this Article 5 5 shall not apply to that series of **Preference Shares** or such other shares, and
- if the **Directors** have not so decided but the terms of any series of **Preference Shares** or of such other shares specifically so permit, the **Directors** can, at any time after the *issue* of such **Preference Shares** or such other shares, decide that the requirement to declare and pay dividends in accordance with this Article 5 5 shall not apply from such date as the **Directors** may specify in respect of the whole or any part of that series of **Preference Shares** or of such other shares If the **Directors** decide that such requirement to *declare* and pay any dividend in accordance with this Article does not apply in respect of part of a series of

Preference Shares or such other shares, those **Preference Shares** or other shares in respect of which that requirement no longer applies shall form a separate series with effect from the date specified by the **Directors**

5.6 If, on a dividend payment date, the **Directors** consider that the profits of **the Company** which can be distributed are not enough to cover payment in full of the dividends referred to in Article 5 5, then, *subject to* Article 5 8

- the **Directors** must firstly use any distributable profits to *declare* the dividends on the **Priority Preference Shares** and if there are not sufficient distributable profits to *declare* a reduced dividend on the **Priority Preference Shares** This will be paid in proportion to the dividends which would have been due on each of those shares, if there had been sufficient profits The dividend which would have been due includes any **dividend arrears** on any of those shares which have rights to *cumulative dividends*, and

- secondly, *subject to* Article 5 17, the **Directors** must use any remaining distributable profits to *declare* the dividends on the **Further Preference Shares** (other than the **Additional Preference Shares**) and if there are not sufficient distributable profits to *declare* a reduced dividend on such **Further Preference Shares** This will be paid in proportion to the dividends which would have been due on each of those shares if there had been sufficient profits The dividend which would have been due includes any **dividend arrears** on those shares which have rights to *cumulative dividends*

5 7 If it turns out that the dividends should not have been paid, either in full or in part, as set out in Articles 5 5 or 5 6, the **Directors** will not be liable for any loss which any **Preference Shareholder** might suffer as a result, as long as the **Directors** have acted in good faith

5.8 If the **Directors** consider that paying any dividend on any **Preference Shares** would result in a breach of the *capital adequacy requirements* of the **FSA** which apply to **the Company** and/or any of its subsidiaries, none of that dividend will be declared or paid, unless the **FSA** otherwise agrees

5.9 If any dividend, or part of a dividend, is not paid on any **Non Cumulative Preference Shares** for any of the reasons given in Articles 5 6 and 5 8, the holders of those **Non Cumulative Preference Shares** will not be entitled to make any claim for that dividend

5.10 If the **Directors** have decided that this Article applies to a particular series of **Non Cumulative Preference Shares** before those shares are first allotted (or these **Articles** so provide) and if the whole or part of any dividend on any **Non Cumulative Preference Shares** of that series is not paid for any of the reasons given in Articles 5 6 and 5 8, or if the **Directors** have decided that the requirement to *declare* and pay dividends in accordance with Article 5 5 does not apply to a particular series of **Non Cumulative Preference Shares** and a dividend is not paid in whole or in part on a dividend payment date, the **Directors** will (or may in the case of any series of **Non Cumulative Preference Shares** in respect of which the **Directors** have decided before those shares are first allotted that the

requirement to *declare* and pay dividends in accordance with Article 5 5 shall not apply and that the application of this Article shall not be mandatory), if the following condition is met, and as far as the **legislation** allows, allot and *issue* extra **Non Cumulative Preference Shares** to the holders of those shares However, if the **Directors** have not decided whether or not the provisions of this Article shall be mandatory and the terms of any series of **Non Cumulative Preference Shares** specifically so permit, the **Directors** can, at any time after the *issue* of **Non Cumulative Preference Shares**, decide that the provisions of this Article shall not be mandatory in respect of the whole or part of the dividends payable on the **Non Cumulative Preference Shares** from such date as the **Directors** may specify This Article applies to the **Priority Preference Shares** except that, in the case of the 6 0884% **Non-Cumulative Preference Shares** of £1 each, the power given to the **Directors** by the foregoing provisions of this Article to allot and issue extra **Non Cumulative Preference Shares** shall not apply

The condition is that there must be an amount in **the Company's** profit and loss account, or in any of **the Company's** *reserves* (including any *share premium account* and *capital redemption reserve*), which can be used for paying up the full *nominal value* of the extra **Non Cumulative Preference Shares**, so that the extra **Non Cumulative Preference Shares** can be *allotted* and *issued*

The amount of unpaid dividend is called "the unpaid amount" in this Article 5 The extra **Non Cumulative Preference Shares** will be credited as fully paid The total *nominal value* of the extra **Non Cumulative Preference Shares** to be *allotted* and *issued* will be equal to the unpaid amount, after (in the case of the **6⅛% Preference Shares**) deducting any associated tax credit, multiplied by a set amount (the "**multiple**"), or worked out by using a formula *Subject to* the last paragraph of this Article 5 10, the **Directors** will decide on the amount or formula before *allotting* the extra **Non Cumulative Preference Shares** The extra **Non Cumulative Preference Shares** will be *allotted* and *issued* when the unpaid amount was due to be paid

In relation to the **9¼% Preference Shares**, the **9¾% Preference Shares** and **the 6⅛% Preference Shares**, the multiple to be used to calculate the *nominal value* of the extra **Non Cumulative Preference Shares** to be *allotted* and *issued* will be

- in relation to the **9¼% Preference Shares** and **9¾% Preference Shares**, 4/3 and the resulting product will be rounded down to the nearest £1
- in relation to the **6⅛% Preference Shares**, 10/9 and the resulting product will be rounded down to the nearest £1

5.11 To pay up in full the extra **Non Cumulative Preference Shares** referred to in Article 5 10, the **Directors** will

- *capitalise* from the *reserves* a sum equal to the total *nominal value* of the extra **Non Cumulative Preference Shares**,
- set the sum aside for the holders of **Non Cumulative Preference Shares** on the **Register** at the close of business on the record date for the relevant dividend (or another date if the **Directors** consider it appropriate) and use that sum to pay up in full the extra **Non Cumulative Preference Shares**, and

- *allot* and *issue* the extra **Non Cumulative Preference Shares** to the holders of the **Non-Cumulative Preference Shares** entitled to them

5.12 The extra **Non Cumulative Preference Shares** referred to in Article 5 10 will

- be in the same currency as,
- have the same rights and restrictions as, and
- *rank* equally with

the **Non-Cumulative Preference Shares** on which the dividend could not be paid in cash or, in the case of **Non-Cumulative Preference Shares** to which an exception in Article 5 5 applies, a dividend has not been *declared* and paid, but the recipients of the extra **Non-Cumulative Preference Shares** will not have any right to receive in cash any part of the dividend which has not been paid

5.13 The **Directors** must call a General Meeting of **the Company's shareholders** if **the Company** cannot *allot* and *issue* the extra **Non Cumulative Preference Shares** referred to in Article 5 10 because

- there is not enough *authorised share capital*, and/or
- they are not authorised to *allot* enough **Non Cumulative Preference Shares** under Section 80 of the **CA 1985**

The **Directors** will propose resolutions at that meeting to increase the *authorised share capital*, and/or to grant the **Directors** the necessary authority to *allot* the extra **Non Cumulative Preference Shares**

5.14 The **Directors** can do anything which they think is necessary or convenient to carry out what is required by Articles 5 10 to 5 13

5.15 If the day when dividends are payable on any **Preference Shares** is not a **working day**, the dividend will be paid on the next **working day** There will be no interest or other payment for any delay

5.16 Without prejudice to Articles 5 2, 5 3 and 5 4, when **the Company** has to work out a dividend on any **Preference Shares** for less than or more than a full dividend period, the daily dividend rate will be worked out by dividing the yearly dividend rate by 365 days This daily rate will then be multiplied by the actual number of days which have passed in that period to give the amount payable for the relevant period The **Directors** can, however, decide before any **Preference Shares** of any particular series are first *allotted* that a different amount should be paid on those **Preference Shares** on the first dividend payment date after *allotment*

5.17 In the circumstances set out below and in relation to shares (whether **Preference Shares** or other shares) which *rank* equally with or behind the shares referred to in the circumstances below, **the Company** cannot

- *redeem*, reduce, buy or otherwise acquire in any other way, any series of **Preference Shares** or any other shares which *rank* equally with, or behind, the **Preference Shares** in sharing in the *assets* of **the Company** and **the Company** may not set aside any sum nor establish any *sinking fund* for their *redemption*, reduction, purchase or acquisition, or

- *declare*, or set aside any sum for the payment of, any dividends on any series of **Preference Shares** or any other shares of **the Company** which *rank* equally with, or behind, the **Preference Shares** in sharing in **the Company's** profits, except as allowed by Article 5 18

The Company cannot do any of these things if, in relation to all other series of **Preference Shares** and any other shares of **the Company** which *rank* equally with the **Preference Shares** and which have the benefit of the provisions of this Article and which, in either case, are shares to which the requirement to *declare* and pay dividends in accordance with the provisions of Article 5 5 applies

- all dividends on **Cumulative Preference Shares** (including any **dividend arrears)** have not been fully paid, or a sum has not been set aside for full payment, or
- the dividends on **Non-Cumulative Preference Shares** have not been fully paid, or a sum has not been set aside for full payment, or, if the **Directors** have decided that the provisions of Articles 5 10 to 5 13 will apply to a particular series of **Non Cumulative Preference Shares** or the Articles provide that this is the case, the extra **Non Cumulative Preference Shares** have not been *allotted* and *issued* in accordance with those Articles 5 10 to 5 13, in each case, on the dividend payment date or dates (if any) or in respect of the dividend period or periods which the **Directors** decided on before the relevant **Non Cumulative Preference Shares** were first *allotted* or that is/are provided for in these Articles

In addition, in the circumstances set out below and in relation to shares (whether **Preference Shares** or other shares) which *rank* equally with or behind the shares referred to in the circumstances below, **the Company** cannot

- *redeem*, reduce, buy or otherwise acquire in any other way, any series of **Preference Shares** (or any other shares of **the Company** which *rank* equally with such **Preference Shares)** (a) which are shares in respect of which an exception to Article 5 5 applies and which *rank* equally with or (b) which, other than any series of **Preference Shares** which are issued in satisfaction of an obligation existing on 27 April 2004, *rank* behind, the **Preference Shares** referred to in the circumstances below in sharing in the assets of **the Company** and **the Company** may not set aside any sum or establish any *sinking fund* for their *redemption*, reduction, purchase or acquisition, or
- *declare*, or set aside any sum for the payment of, any dividends on any series of **Preference Shares** (or any other shares of the Company which *rank* equally with such **Preference Shares)** (a) which are shares in respect of which an exception to Article 5 5 applies and which rank equally with or (b) which, other than any series of **Preference Shares** which are issued in satisfaction of an obligation existing on 27 April 2004, *rank* behind, the **Preference Shares** referred to in the circumstances below in sharing in the profits of **the Company**, except as allowed by Article 5 18

The Company cannot do any of these things if, in relation to all other series of **Preference Shares** (and any other shares of **the Company** which *rank* equally with the **Preference Shares** and which have the benefit of the provisions of this Article) in respect of which, in either case, an exception to Article 5 5 applies

- the **Directors**, in their discretion (and not because of Article 5 8 or the absence of profits of **the Company** which can be distributed) have decided not to *declare* a dividend, in whole or in part, or
- where the **Directors** have decided that the provisions of Articles 5 10 to 5 13 will apply to a particular series of **Non Cumulative Preference Shares**, or the **Articles** provide that this is the case, and in either case the application of Articles 5 10 to 5 13 is not mandatory, the **Directors** have decided not to allot and *issue* the extra **Non Cumulative Preference Shares** in accordance with those Articles 5 10 to 5 13,

in each case, on the dividend payment date or dates (if any) or in respect of the dividend period or periods which the **Directors** decided on before the relevant **Preference Shares**, or other such shares, were first allotted or that is/are provided for in these **Articles**

In the case of **the Company** declaring, or setting aside any sum for the payment of, any dividends on any series of **Preference Shares** which are issued in satisfaction of an obligation existing on 27 April 2004 and which *rank* behind the **Preference Shares** or other shares of **the Company** in sharing in **the Company's** profits, unless the **Directors** decide otherwise before **Preference Shares** of that series are first allotted, the amount of the profits of **the Company** which can be distributed and can be *declared* for the purposes of Articles 5 5 and 5 6, or set aside, shall be calculated on the basis that the amount of the profits of **the Company** which can be distributed has been reduced by the amount which would have been *declared* and paid on the **Preference Shares** or other shares of **the Company** ranking in priority to the series of **Preference Shares** which have been issued in satisfaction of the obligation referred to above had dividends been *declared* and paid in full on those **Preference Shares** or other shares of **the Company**

5 18 Nothing in Articles 4 to 11 stops the **Directors** paying a special dividend of up to one penny per share if they consider that this is necessary to allow any of **the Company's** shares to continue to be classed as "wider range investments" as defined in the Trustee Act 2000

5.19 **The Company** will pay dividends on any *redeemable* **Preference Shares** on the Redemption Date on which they are due to be *redeemed* If the Redemption Date on which those **Preference Shares** are due to be *redeemed* is not a dividend payment date, the dividend will *accrue* to that Redemption Date and will be calculated as provided in Article 5 16 The meaning of "**Redemption Date**" is given in Article 7 3 The payment restrictions in Articles 5 6, 5 8 and 5 17 will apply to the payment Otherwise this Article 5 19 applies despite anything else in Articles 4 to 11

5.20 This Article applies to any **Preference Shares** which are allotted with the right to receive dividends in, or based on, a different currency from the currency of the **Preference Shares** In the terms of the **Preference Shares**, the **Directors** can allow a dividend on the shares paid under Article 5 18 to be paid in a different currency from the currency of the **Preference Shares**

6 The rights of Preference Shares to capital

6.1 If capital is returned or any *assets* are distributed to **shareholders** for any reason (including **the Company** being *wound up*), each **Priority Preference Share** will *rank* equally with every other **Priority Preference Share**, and with any other shares whose terms say that they *rank* equally with them, in sharing in **the Company's** *assets* The **Priority Preference Shares** and any other shares whose terms say that they rank equally with them will *rank* ahead of all other shares in sharing in **the Company's** *assets* In these circumstances the other **Preference Shares** will *rank* behind the **Priority Preference Shares** but will (unless their terms provide otherwise) *rank* equally with each other and with any other shares whose terms say that they *rank* equally with them in sharing in **the Company's** *assets* and will *rank* ahead of all other shares in sharing in **the Company's** *assets* These provisions will not apply where **the Company** returns capital by *redeeming* or buying back any class of shares If there is a return of capital to which this Article applies, each holder of a **Preference Share** will be entitled to receive all of the following from **the Company's** *assets* which can be distributed to its **shareholders**

- repayment of the amount paid up on the **Preference Share**, or the **amount** treated as paid up on the **Preference Share**,
- any *premium* which was paid or treated as paid when the **Preference Share** was *issued*,
- the amount of any dividend which is due for payment on, or after, the date the *winding up* commenced, or the date capital was returned in any other way, which is payable for a period ending on or before that date,
- any **dividend arrears** on any **Cumulative Preference Shares** held by him, and
- a proportion of any dividend if the dividend period began before the *winding up* commenced, or capital was returned in any other way, but ends after that date The proportion will be the amount of the dividend that would otherwise have been payable for the period which ends on that date This applies even if the dividend has not been *declared* or earned

6.2 If there is a return of capital or distribution of *assets* to which Article 6 1 applies, and there is not enough to pay the **amounts** due on the **Preference Shares** and on any other shares whose rights say that they *rank* equally with them in sharing in **the Company's** *assets*, then

- the holders of the **Priority Preference Shares** and the holders of those other shares which *rank* equally with them will share what is available in proportion to the **amounts** to which they are entitled The holders of the **Priority Preference Shares** and the holders of those other shares will be given preference over the holders of other classes of shares which *rank* behind them in sharing in **the Company's** *assets*, and
- to the extent that there are then any *assets* remaining, the holders of any **Further Preference Shares** (other than the **Additional Preference Shares**) and the holders of any other shares whose rights say they *rank* equally with such **Further Preference Shares** will share what is available

in proportion to the **amounts** to which they are entitled and in accordance with their respective priorities The holders of such **Further Preference Shares** and the holders of those other shares will be given preference over the holders of other classes of shares which *rank* behind them in sharing in **the Company's** *assets*

6 3 No **Preference Share** gives any other right to share in **the Company's** *assets*

7 Redeeming Preference Shares

7 1 **The Company** can *redeem* each series of **Preference Shares** (other than the **9¼% Preference Shares** and **9¾% Preference Shares**) in the way set out in Article 7 *subject to* the **legislation** and Article 5 17 A particular series of **Preference Shares** cannot, however, be *redeemed* if the Articles so provide or the **Directors** have decided, before the **Preference Shares** of that series have been first *allotted*, that the **Preference Shares** of that series cannot be *redeemed*

7.2 When a **Preference Share** is *redeemed*, the following will be paid for each **Preference Share**

- the amount of the *nominal value* paid up on the **Preference Share**, or the amount of the *nominal value* treated as paid up on it,
- any dividend which has *accrued* on the Redemption Date on which the **Preference Share** is due to be *redeemed* if the **Directors** have decided before any **Preference Shares** of that series were first *allotted* that such dividend should be paid when that share is redeemed or the Articles so provide, and
- any *premium* paid when the **Preference Share** was *issued*, if the **Directors** have decided before any **Preference Shares** of that series were first *allotted* that this *premium* should be paid when that share is *redeemed* or the Articles so provide

The payment will be in the currency in which the **Preference Share** is denominated unless the **Directors** decide otherwise

The meaning of "**Redemption Date**" is given below

7 3 In order to *redeem* some or all of the **Preference Shares** of a particular series on a Redemption Date applicable to that series, **the Company** will give the holders of that particular series of **Preference Shares** notice **in writing** containing the information required by Article 7 5 (a "**Redemption Notice**")

For holders of **Preference Shares** with a fixed rate of dividend, the Redemption Notice must be given at least 30 days before the Redemption Date, but not more than 60 days before For holders of **Preference Shares** with a variable rate of dividend, the Redemption Notice must be given at least 20 days before the Redemption Date, but not more than 60 days before

Subject to the last paragraph of this Article 7 3, unless the **Directors** decide otherwise before **Preference Shares** of that series are first *allotted* the Redemption Date for a series of **Preference Shares** will be any date, which falls on or after the date the **Directors** have chosen as the first date on which the **Preference Shares** of that series can be *redeemed*

(the "**first Redemption Date**") before any **Preference Shares** of that series were first *allotted* The first Redemption Date for any series of **Preference Shares** must not be less than five years and one day after the **Preference Shares** of that series were first *allotted* except that this provision shall not apply to the 750,000 6 413% Non Cumulative Callable Fixed to Floating Rate Series 'A' **Preference Shares** of US$1 each and the 750,000 5 92% Non Cumulative Callable Fixed to Floating Rate Series 'B' **Preference Shares** of US$1 each of the Company The **Directors** may also decide before any **Preference Shares** of a particular series are first *allotted* that any Redemption Date for that particular series after the first Redemption Date will only occur

- at specified intervals after the first Redemption Date,
- after a period following the Redemption Date which precedes it, or
- on particular dates

For any series of **Preference Shares** which is first *allotted* as *redeemable* preference shares after Section 159A of the **CA 1985** comes into force, the **Directors** may, before that series is first *allotted*, in addition to, or instead of, the dates referred to earlier in Article 7 3

- fix a date when the shares will be, or may be, *redeemed*,
- fix a date by which the shares will be, or may be, *redeemed*, and/or
- fix dates between which the shares will be, or may be, *redeemed*

Subject to the provisions of the **CA 1985** and all other laws and regulations applying to **the Company, the Company** may, at its option, *redeem* the **6$^{1}/_{8}$% Preference Shares** on the first dividend payment date after 19 April 2024 or any fifth anniversary thereafter The *redemption* payment will be £1 per **6$^{1}/_{8}$% Preference Share** to be redeemed and an amount equal to the accrued but unpaid dividend in respect of the period from the dividend payment date preceding the date fixed for redemption

7.4 If **the Company** is only going to *redeem* some of a series of **Preference Shares**, it will arrange for a draw to decide which **Preference Shares** to *redeem* on such basis as the **Directors** consider appropriate at the time This will be drawn at the **Registered Office** or at any other place which the **Directors** decide on The **Auditors** must be present at the draw

7 5 A Redemption Notice must state

- the Redemption Date on which the **Preference Shares** are due to be *redeemed*,
- the number of **Preference Shares** which are to be *redeemed*,
- the *redemption* payment (specifying details of the amount of any dividend which may have *accrued* but is unpaid, which will be included in the *redemption* payment if the **Directors** have decided before any **Preference Shares** of that series were first *allotted* that such dividend should be paid when the shares are redeemed),
- the place or places where documents of title for the **Preference Shares** must be presented and surrendered, and where the *redemption* payment

will be made, in the case of **Preference Shareholders** who hold their **Preference Shares** in *certificated form*, and

- details of the *issuer instruction* to be sent to the *relevant system* by **the Company** requesting the deletion of the entries in the *relevant system* relating to the relevant **Preference Shares**, in the case of **Preference Shares** held in *uncertificated form*

Any Redemption Notice to be sent to holders of **6$^1/_8$% Preference Shares** will be sent not less than 30 days nor more than 60 days before the Redemption Date

On the relevant Redemption Date, **the Company** will *redeem* the relevant **Preference Shares** This is *subject to* the other provisions of Article 7 and also to the **legislation** If the Redemption Notice is defective in any way, or not given properly, the *redemption* will still be valid

7.6 Unless the terms of *issue* provide otherwise, the *redemption* payment will be made by

- a cheque drawn on any bank in London, or
- a transfer to an account held by the person to be paid at any bank in London, if the holder or joint holders has or have requested this before the date given in the Redemption Notice, or
- any other method which the **Directors** may decide on and which is specified in the Redemption Notice

7.7 In the case of **Preference Shares** held in *certificated form*, payment will be made when the relevant share certificate is presented and surrendered at the place, or any of the places, stated in the Redemption Notice If a certificate is for more **Preference Shares** than are to be *redeemed*, **the Company** will send a certificate for the balance This certificate will be sent within 14 days of *redemption* to the registered holder, or to the first named joint holder, free of charge, but at the holder's risk

In the case of **Preference Shares** held in *uncertificated form*, payment will be made when **the Company** has received confirmation from the *relevant system* of the deletions of the relevant entries on the *relevant system*

7.8 All *redemption* payments will be made after complying with any tax laws, and any other laws, which apply

7.9 The dividend on any **Preference Shares** which are to be *redeemed* will stop *accruing* from the date on which the *redemption* payment is due But if the *redemption* payment is wrongly withheld or refused after it has become due, the dividend will be treated as continuing to *accrue* This will be at the rate or rates which would have applied without the *redemption*, and will apply from that date until the day the *redemption* payment is made The **Preference Shares** will not be treated as having been *redeemed* until the *redemption* payment has been made

7 10 If the date on which the *redemption* payment is due is not a **working day**, then the payment will be made on the next **working day** There will be no interest or other payment for the delay

7.11 If the holder of any **Preference Share** which is being *redeemed* gives **the Company** a receipt for the *redemption* payment, or if the law treats him or her as giving a receipt, this will establish conclusively that **the Company** has carried out its obligation completely If a **Preference Share** is held jointly, this will apply to any receipt, or anything the law treats as a receipt, from the first named joint holder

7 12 *Subject to* any restrictions in the **CA 1985**, if **the Company** *redeems* or buys back any **Preference Shares**, the **Directors** can do either or both of the following things relating to the share capital representing the **Preference Shares**

- change the *nominal amount* of **Preference Shares** into **Preference Shares** of a larger or smaller *nominal amount*, or
- convert this capital into shares of any other class of **share capital** in the same currency which exists at the time, or into unclassified shares in the same currency, with as near as possible the same total *nominal amount*

Article 14 will apply to any change to the amount of **Preference Shares** which is carried out under Article 7 12

7 13 **The Company** cannot *redeem* any **Preference Shares** unless it has received the prior consent of the **FSA** (if **the Company** is required to obtain such consent) If the **FSA** does consent to any redemption, it may impose any conditions at the time it gives the consent with which **the Company** must comply

8 The voting rights of Preference Shares

8.1 *Subject to* Article 8 2, the holders of any series of **Preference Shares** are entitled to receive notice of General Meetings, and to attend, speak and vote at General Meetings, if any of the following apply

- a resolution is going to be proposed at the meeting which would vary or *abrogate* the rights and restrictions attached to that series of **Preference Shares** In this case, they are only entitled to speak to and vote on this resolution, or
- a resolution is going to be proposed at the meeting to *wind up*, or in relation to the winding up of, **the Company** In this case they are only entitled to speak to and vote on this resolution, or
- any other circumstances have arisen which the Articles provide or the **Directors** decided before the **Preference Shares** of that series were first *allotted*, would give the **Preference Shareholders** of that series a right to attend and speak and vote at meetings

Notwithstanding the provisions above the holders of the **9¼% Preference Shares** and **9¾% Preference Shares** are entitled to receive notice of, and to attend General Meetings They can only vote in the circumstances set out above

8 2 If, on the dividend payment date which occurs immediately before the date of notice of any General Meeting of **the Company**, a dividend for the relevant series of **Preference Shares** has not been *declared* and paid in cash in full or, in the case of a series of **Non Cumulative Preference Shares** to which the **Directors** have decided that the provisions of Articles 5 10 to 5 13 will apply (other than the **9¼%**

Preference Shares and **9¾% Preference Shares**), the extra **Non Cumulative Preference Shares** have not been *allotted* and *issued*, the holders of the **Preference Shares** of that series will be entitled to speak and vote on all resolutions proposed at that meeting These rights of the holders of the **Preference Shares** of the relevant series will continue until, in the case of **Cumulative Preference Shares**, **the Company** has paid all unpaid dividends in full or, in the case of **Non-Cumulative Preference Shares**, payment of dividends has been resumed in full or, if the provisions of Articles 5 10 to 5 13 apply, (other than in respect of the **9¼% Preference Shares** and **9¾% Preference Shares**) the extra **Non Cumulative Preference Shares** have been *allotted* and *issued*

8.3 The **Preference Shareholders** of any series can also require there to be a General Meeting if the Articles provide or the **Directors** have decided, before the **Preference Shares** of that series were first *allotted*, that those **Preference Shareholders** can do this The **Directors** can decide when and how those **Preference Shareholders** can do this If those **Preference Shareholders** require there to be a General Meeting in this way, the **Directors** must call the meeting as soon as it is practicable to do so

8 4 Unless the **Directors** decide otherwise before **Preference Shares** of any series are first *allotted*, a **Preference Shareholder** of that series who attends personally or by a *proxy* (other than the chairman of the meeting in his capacity as a *proxy*) or by a *company representative* in each case who is present in person, will have one vote on a *show of hands* If there is a *poll*, a **Preference Shareholder** of any series who attends personally, or who appoints a *proxy* or a *company representative*, will have such number of votes for such amount of *nominal value* of **Preference Shares** of the series of which he or she is the holder as the **Directors** shall decide before the **Preference Shares** of that series are first *allotted* or in accordance with Article 8 5 Other provisions in the **Articles** relating to voting rights will also apply to **Preference Shareholders**

8.5 If there is a *poll* in relation to a resolution on which a holder of **Priority Preference Shares** is entitled to vote, the holders of **9¼% Preference Shares**, the **9¾ Preference Shares** and the **6⅛% Preference Shares** shall in the circumstances referred to in Article 8 4 have one vote for each £1 of *nominal value* of those series of **Preference Shares** held by him

9 Buying back Preference Shares

The Company can buy back any **Preference Shares** which have been *issued*, on the terms and conditions decided on by the **Directors** The **Preference Shares** can be bought back

- through the market,
- by tender (which will be available to all holders of **Preference Shares** alike), or
- if the **Directors** decide before the **Preference Shares** of any particular series are first *allotted*, by private arrangement

The **Directors** must comply with the **legislation** and, if it applies, with Article 5 17

10 Varying the rights of Preference Shares

10.1 The rights of the holders of any series of **Preference Shares** will be regarded as being varied or *abrogated* if

- the **Directors** seek to authorise, create or increase the **amount** of any class of shares, or other securities which can be converted into any class of shares, which *rank* ahead of the **Preference Shares** of the relevant series in sharing in the profits or *assets* of **the Company**, other than a series of **Junior Preference Shares** if, and to the extent that, the **Directors** have so decided before **Junior Preference Shares** of that series are first allotted that the provisions of this sub paragraph shall not apply to such **Junior Preference Shares**,

- immediately following a *capitalisation* of any *reserves* which are capable of being distributed to **shareholders** (other than in the case of distributable *reserves* which are being *capitalised* for the purposes of *allotting* and *issuing* extra **Ordinary Shares** to **Ordinary Shareholders** as permitted under Article 144 or for the purposes of *allotting* and *issuing* extra **Non Cumulative Preference Shares** to **Preference Shareholders** as permitted under Article 5 10), the *reserves* which are held by **the Company** and its **subsidiaries** and are capable of being distributed would amount, in total, to less than a multiple (which in the case of the **Priority Preference Shares** is ten), decided on by the **Directors** before the **Preference Shares** of the relevant series are first *allotted*, of the total annual amount of any dividends payable in respect of all **Preference Shares** *in issue* at the time of that *capitalisation*,

- any other series of **Preference Shares** or any other class of shares of **the Company** which is to *rank* equally with the relevant series of **Preference Shares** in some or all respects is created or *issued* or any securities are created or *issued* which are convertible into **Preference Shares** or those other shares, if, where the **Preference Shares** of the relevant series are **Cumulative Preference Shares**, the dividend payment on those **Preference Shares** (including any **dividend arrears**) has not been paid in full or, where the **Preference Shares** of the relevant series are **Non Cumulative Preference Shares**, the dividend payment on the **Preference Shares** of the relevant series has not been paid in full on the dividend payment date which occurs immediately before the creation or *issue* of those shares or securities or, in the case of **Non-Cumulative Preference Shares** to which the **Directors** have decided (or the Articles provide) that the provisions of Articles 5 10 to 5 13 will apply if the extra **Non Cumulative Preference Shares** have not been *allotted* and *issued* in respect of that dividend payment, or

- any resolution is passed for the reduction of the amount of capital paid up on the **Preference Shares** of the relevant series

Accordingly, unless the **Directors** decide otherwise before **Preference Shares** of any particular series are first *allotted*, these events can only take place if

- holders of at least three quarters in *nominal value* of all **existing Preference Shares** of the relevant series agree **in writing**, or
- an *Extraordinary Resolution*, passed at a separate meeting of the holders of the **existing Preference Shares** of the relevant series approves the proposal in accordance with Article 48 3

Subject to section 125 of the **CA 1985**, in the case of the **9¼% Preference Shares** and **9¾% Preference Shares**, the agreement in writing of the holders of a majority in nominal value of, or the approval of an ordinary resolution passed at a meeting of holders of the relevant class(es) of **the Initial Preference Shares** is sufficient

Whenever the rights attached to **existing Preference Shares** of any particular series differ from the rights attached to **existing Preference Shares** of any other series and some matter arises which would amount to a variation or abrogation of the rights attached to all the **Preference Shares** of those series, if the effect of that variation or abrogation on all the **Preference Shares** of those series is, in the opinion of the **Directors**, substantially the same, the rights attached to all the **Preference Shares** of those series may be varied or *abrogated* by the agreement **in writing** of the holders of at least three quarters in *nominal value* of all the **Preference Shares** of those series (other than the **9¼% Preference Shares** and the **9¾% Preference Shares**) or with the approval of any *Extraordinary Resolution*, passed at a separate meeting of the holders of all the **Preference Shares** of those series (other than the **9¼% Preference Shares** and the **9¾% Preference Shares**) Whenever this provision applies, all the holders of the **Preference Shares** of the relevant series (other than the **9¼% Preference Shares** and the **9¾% Preference Shares**) shall be treated as holding **Preference Shares** of a single class Subject to section 125 of the **CA 1985**, a separate meeting of the holders of each of the **9¼% Preference Shares** and **the 9¾% Preference Shares** must approve the proposal by the passing of an ordinary resolution at each such meeting of the relevant class or the holders of the majority in *nominal value* of each of these classes of **Preference Shares** must agree **in writing**

However, this does not of itself restrict **the Company's** ability to *redeem*, or buy back, any shares before returning *assets* to **Preference Shareholders**

10.2 *Subject to* Article 10 1 and unless the **Directors** decide otherwise before the **Preference Shares** of any particular series are first *allotted*, the *special rights* which apply to those **Preference Shares** will not be varied if

- any other series of **Preference Shares** is created or *issued*,
- any other shares are created or *issued* which *rank* equally with, or behind, the **Preference Shares** in sharing in **the Company's** profits or *assets*, or
- **the Company** *redeems* or buys back any of its shares which *rank* equally with, or behind, those **Preference Shares** in sharing in **the Company's** profits or *assets*

For the avoidance of doubt, any shares of any other class which are created or *issued* which *rank* equally with the **Preference Shares** in sharing in **the Company's** profits or *assets* may have the benefit of the rights set out in Article 5 17

10.3 If a new series of **Preference Shares**, or any other class of shares, is created, or *issued*, which *ranks* equally with the **existing Preference Shares** in sharing in the profits or *assets* of **the Company**, these can either have the same rights as, or different rights from, **existing Preference Shares** This will not, of itself, be treated as varying or abrogating the rights of the **existing Preference Shares** For example

- the rate of the dividend on the shares can be different,
- the way that the dividend is worked out can be different including without limitation whether the dividend is cumulative or non cumulative and whether Articles 5 10 to 5 13 apply and whether the requirement to *declare* and pay dividends in full under Article 5 5 applies,
- the payment dates for dividends can be different,
- the date from when the shares are entitled to dividends can be different,
- the *premium* may or may not be paid if capital is returned on the shares,
- **the Company** can *redeem* the new shares or they can be *non redeemable*,
- if **the Company** can *redeem* the new shares, the *redemption* can be on different dates, and on different terms, from those which apply to the **existing Preference Shares**,
- the new shares can be converted (on the terms and conditions set before the new shares are first *allotted*) into **Ordinary Shares**, or into any other class of shares which *rank* equally with, or behind, the **existing Preference Shares** in sharing in the profits or *assets* of **the Company**,
- the new shares and dividends payable in respect of those shares can be in any currency or denomination, and/or
- the new shares can be in any basket of currencies if the **legislation** allows

10 4 "In writing", for the purposes of Articles 10 1 and 11A 10 1 means in writing or any substitute for writing, or both including electronic communication but only to the extent that both **the Company** and the other party or parties to the communication have agreed to accept it in such form

11 Converting Preference Shares into other shares

11.1 If any **Preference Shares** are *issued* which can be converted into **Ordinary Shares**, or into any other class of shares which *rank* equally with, or behind, **existing Preference Shares** in sharing in the profits and *assets* of **the Company**, these are called "**Convertible Preference Shares**" If the Convertible Preference Shares become due to be converted, the **Directors** can decide that they will be converted as set out in Article 11 2 or in any other way which the **legislation** allows

11 2 The **Directors** can decide to *redeem* any Convertible Preference Shares at their *nominal value* The *redemption* must be made out of the proceeds of a fresh *issue* of **Ordinary Shares** or any other shares into which they can be converted and the following will apply

- the Convertible Preference Shares will give their holders the right and obligation to *subscribe for* the number of **Ordinary Shares**, or other shares, set by the terms of the Convertible Preference Shares,

- the new shares will be *subscribed for* at the *premium* (if any) which is equal to the *redemption* money, less the *nominal amount* of the new shares If the Convertible Preference Shares are not in sterling, the **Directors** will decide on the equivalent amount of sterling to work out the *premium*,

- each holder of Convertible Preference Shares will be treated as authorising and instructing the **Secretary**, or anybody else the **Directors** decide on, to *subscribe for* the shares in this way, and to borrow money in anticipation of the *redemption* of the Convertible Preference Shares This cannot be *revoked*, and

- if a holder of Convertible Preference Shares converts them, or if someone does this for him or her, he or she will be treated as authorising and instructing the **Directors** to pay his or her *redemption* money to the **Secretary**, or anybody else the **Directors** decide on, and to subscribe for the new shares If the *redemption* money is not in sterling, the **Directors** can decide how this is to be converted into sterling before being paid

11A Rights of Preference Shares issued on or after 25 April 2006

11A.1 **The Company** may from time to time *issue* **Preference Shares** Subject to legislation in force at the relevant time, a series of **Preference Shares** shall have such **rights** to share in the profits and *assets* of **the Company** and such other **rights** as the **Directors** shall decide to give it before **Preference Shares** of that series are first allotted but any such decision shall be without prejudice to any rights attaching to any **existing Preference Shares** and no such decision shall vary or abrogate the rights attaching to **existing Preference Shares** without such consent to the variation or abrogation as is required by these **Articles** In deciding the rights attaching to any series of **Preference Shares**, the **Directors** shall decide upon the matters referred to in Articles 11A 2 to 11A 11 inclusive below and for the avoidance of doubt may decide upon such matters by reference to, or by deeming the application of, all or any of the rights, obligations, benefits or other matters set out in Articles 4 to 11

11A 2 Currency

Subject only to there being authorised but unissued share capital of the Company denominated in a relevant currency, a series of **Preference Shares** may be issued in such currency as the Directors shall decide

11A.3 Ranking

The **Directors** shall decide whether the **rights** attaching to a series of **Preference Shares** to share in the profits and *assets* of **the Company** rank equally with or behind or ahead of any other **Preference Shares** of **the Company** then in issue or to be issued and whether all or any of such **rights** or the ranking of such **Preference Shares** may be varied after **Preference Shares** of that series are first allotted and, if so, in what circumstances and subject to what conditions

11A.4 The rights of Preference Shares to share in profits

A series of **Preference Shares** shall have such **rights** to a preferential dividend as the **Directors** decide to give it before shares of that series are first allotted Without prejudice to the generality of this statement, the **Directors** shall decide, in respect of any series, the matters set out in paragraphs 11A 4 1 to 11A 4 5 inclusive below

11A 4 1 Dividend rate

The **Directors** shall decide whether or not a dividend is payable, the extent to which a dividend shall be payable, and, if payable, at what rate or rates or how the rate or rates shall be determined,

11A 4 2 Dividend Payment Dates

The **Directors** shall decide whether a dividend in respect of a series of **Preference Shares** is payable upon a specified date or dates or at a date or dates to be determined or otherwise,

11A 4 3 Dividend Periods

The **Directors** shall decide the date (if any) from which a dividend will *accrue* and the date (if any) to which it will *accrue* and shall also decide how the amount of any dividend is to be calculated if it is or may be payable otherwise than in respect of the period between such dates,

11A 4 4 Cumulative or non cumulative dividend

The Directors shall decide whether the right to receive a dividend shall be *cumulative* or *non cumulative* or may change from one to the other at any specified date or dates or at a date or dates to be determined in the future,

11A 4 5 Shares in lieu of dividend

The Directors shall decide, in respect of a series of Preference Shares, whether or not additional Preference Shares may or shall be allotted and issued in lieu of a dividend

(i) No additional **Preference Shares** may be allotted and issued unless there is an amount in **the Company's** profit and loss account, or in any of **the Company's** *reserves* (including any *share premium account* and *capital redemption reserve*), which can be used for paying up the full *nominal value* of such **Preference Shares**

(ii) Additional **Preference Shares** allotted and issued in lieu of a dividend will be credited as fully paid The total *nominal value* of the additional **Preference Shares** shall be determined in such manner and upon such terms as the **Directors** shall have decided before the **Preference Shares** of the relevant series in respect of which additional **Preference Shares** are to be allotted and issued are first allotted

(iii) To pay up in full additional **Preference Shares** to be allotted and issued in lieu of a dividend, the **Directors** will

- capitalise from the reserves a sum equal to the total nominal value of such **Preference Shares**,

- set that sum aside for the holders of **Preference Shares** of the relevant series on the Register at the close of business on the record date for the relevant dividend (or another date if the **Directors** consider it appropriate) and use that sum to pay up in full the additional **Preference Shares** or, in the case of **Preference Shares** of the relevant series represented by share warrants to bearer at the relevant time, for the holders of such share warrants,

- allot and issue the additional **Preference Shares** to the holders of the **Preference Shares** entitled to them or, in the case of **Preference Shares** represented by share warrants to bearer, to a nominee for the holders of such share warrants, and

- if the additional **Preference Shares** to be allotted and issued in lieu of a dividend are denominated in a currency different from the currency in which the relevant reserves are denominated, the **Directors** shall use such exchange rate to calculate the amount of reserves to be capitalised as they consider appropriate

(iv) The **Directors** must call a General Meeting of **the Company's** shareholders if the Company cannot *allot* and *issue* the additional **Preference Shares** in lieu of a dividend because

- there is not enough *authorised share capital*, and/or

- the Directors are not authorised to *allot* enough **Preference Shares** under Section 80 of the **CA 1985**

The **Directors** will propose resolutions at that meeting to increase the *authorised share capital*, and/or to grant the **Directors** the necessary authority to *allot* the additional **Preference Shares**

(v) The **Directors** can do anything which they think is necessary or convenient to carry out what is required by this Article 11A 4 5

11A.5 The Rights of Preference Shares to Capital

Article 6 shall apply to determine the rights of a **Preference Share** to share in the Company's assets unless the Directors decide otherwise in respect of any series of **Preference Shares** before **Preference Shares** of that series are first allotted and, in particular, but without prejudice to the generality of the foregoing the Directors may decide that a holder of a **Preference Share** will be entitled to receive some only of the amounts specified in Article 6 1 or may be entitled to receive additional amounts which may be fixed or to be calculated by reference to a formula or to be determined in any other manner whatsoever

11A 6 Redemption

In respect of any series of **Preference Shares,** the **Directors** may decide before Preference Shares of a series are first allotted that the **Preference Shares** of that series are **Redeemable Preference Shares** and, in such event, the **Directors** may

11A 6 1 designate any **Redemption Date** or **Redemption Dates** whatsoever or decide that there shall be no fixed **Redemption Date** or that a fixed **Redemption Date** or fixed **Redemption Dates** may be designated after allotment,

11A 6 2 decide that any redemption in respect of a series of **Redeemable Preference Shares** shall be in respect of all of the **Redeemable Preference Shares** of such series or of part only, and

11A 6 3 decide in their absolute discretion the terms of redemption and the manner in which such shares may be redeemed and, in particular, without prejudice to the foregoing

(i) specify whether or not any dividend which may have *accrued* but which is unpaid as at a **Redemption Date** in respect of such series shall be payable as part of the *redemption* payment on such **Redemption Date,**

(ii) specify whether or not any *premium* paid when the **Preference Shares** were *issued* shall be payable as part of the *redemption* payment on a **Redemption Date** in respect of such shares, and

(iii) specify any other amounts which shall be payable as part of the redemption payment on a **Redemption Date** in respect of such series of Preference Shares

11A.7 Payment

11A 7 1 Payment of any amount due to a holder of a **Preference Share** of any series (including, without prejudice to the foregoing, by way of dividend, on redemption or on a winding up) shall be made in the currency in which such **Preference Share** is denominated or in such other currency or currencies as may be determined by the **Directors** before **Preference Shares** of the relevant series are first allotted

11A 7 2 If the day on which payment of any amount due to a holder of a **Preference Share** of any series is not a **working day**, the payment will be made on the next **working day** There will be no interest or other payment for any such delay

11A 8 Voting Rights

11A 8 1 If the **Directors** so decide prior to the **Preference Shares** of any series being first *allotted*, the **Preference Shareholders** of such series shall have such rights to attend and/or speak and/or vote at such meetings as the **Directors** may decide

11A 8 2 If the **Directors** decide that **Preference Shareholders** shall have the right to vote at any meeting, they shall decide how many votes each **Preference Shareholder** shall have on (i) a *show of hands* and (ii) a *poll* and shall also decide when and how **Preference Shareholders** of such series shall exercise such right

11A 8 3 If the **Directors** so decide prior to the **Preference Shares** of any series being first *allotted*, **Preference Shareholders** of such series shall have the right to requisition a General Meeting of **the Company** The **Directors** can decide when and how those **Preference Shareholders** can requisition a General Meeting

11A 9 Purchases of Preference Share

The Company can purchase any **Preference Shares** which have been *issued*, on the terms and conditions decided on by the **Directors** The **Preference Shares** can be bought back

11A 9 1 through the market,

11A 9 2 by tender (which will be available to all holders of **Preference Shares** alike), or

11A 9 3 if **the Directors** decide before the **Preference Shares** of any particular series are first *allotted*, by private arrangement

11A.10 Variation of rights of Preference Shares

11A 10 1 A variation or abrogation of rights attached to any particular series of **Preference Shares** can only take place if

- holders of at least three quarters in *nominal value* of all **existing Preference Shares** of the relevant series agree **in writing**, or
- an *Extraordinary Resolution*, passed at a separate meeting of the holders of the **existing Preference Shares** of the relevant series approves the proposal in accordance with Article 48 3

Whenever the rights attached to **existing Preference Shares** of any particular series differ from the rights attached to **existing Preference Shares** of any other series and some matter arises which would amount to a variation or abrogation of the rights attached to all the **Preference Shares** of those series, if the effect of that variation or abrogation on all the **Preference Shares** of those series is, in the opinion of the **Directors**, substantially the same, the rights attached to all the **Preference Shares** of those series may be varied or *abrogated* by the agreement **in writing** of the holders of at least three quarters in *nominal value* of all the **Preference Shares** of those series or with the approval of any *Extraordinary Resolution*, passed at a separate meeting of the holders of all the **Preference Shares** of those series Whenever this provision applies, all the holders of the **Preference Shares** of the relevant series shall be treated as holding **Preference Shares** of a single class

11A 10 2 Unless the **Directors** decide otherwise before the **Preference Shares** of any particular series are first *allotted*, the *special rights* which apply to those

Preference Shares will not be varied or abrogated or deemed to be varied or abrogated if

- any other series of **Preference Shares** is created or *issued*,
- any other shares are created or *issued* which *rank* equally with, or behind, the **Preference Shares** in sharing in **the Company's** profits or *assets*, or
- **the Company** *redeems* or buys back any of its shares which *rank* equally with, or behind, those **Preference Shares** in sharing in **the Company's** profits or *assets*

The **Directors** may also decide, in respect of any series of **Preference Shares**, before shares of that series are first allotted, that any other specified matter or specified matters will be, or will be deemed to be, or not to be, a variation or abrogation of rights attached to that series of **Preference Shares**

11A 10 3 If a new series of **Preference Shares**, or any other class of shares, is created, or *issued*, which *ranks* equally with the **existing Preference Shares** in sharing in the profits or *assets* of **the Company** ("new shares"), the new shares can have the same rights as, or different rights from, **existing Preference Shares** This will not, of itself, be treated as varying or abrogating the rights of the **existing Preference Shares** For example

- the rate of the dividend on the new shares can be different,
- the way that the dividend is worked out can be different including, without limitation, whether the dividend is cumulative or non cumulative,
- the circumstances (if any) in which a dividend can be paid or cannot be paid can be different,
- the payment dates for dividends can be different,
- the date from when the new shares are entitled to dividends can be different,
- a *premium* may or may not be paid if capital is returned on the shares whether or not such a premium is payable on the existing **Preference Shares**,
- **the Company** can *redeem* the new shares or they can be *non redeemable* whether or not existing **Preference Shares** are **Redeemable Preference Shares**,
- if **the Company** can *redeem* the new shares, the *redemption* can be on different dates, and on different terms, from those which apply to the **existing Preference Shares** which are **Redeemable Preference Shares**,
- the new shares can be converted (on the terms and conditions set before the new shares are first *allotted*) into **Ordinary Shares**, or into any other class of shares which *rank* equally with, or behind, or

ahead of the **existing Preference Shares** in sharing in the profits or *assets* of **the Company**,

- the new shares and dividends payable in respect of those shares can be in any currency or denomination, and/or
- the new shares can be in any basket of currencies if the **legislation** allows

11A.11 Conversion of Preference Shares into other shares

Before the **Preference Shares** of any series are first *allotted* the Directors may

11A 11 1 Decide that such **Preference Shares** shall be **Convertible Preference Shares** which

will upon certain dates or in certain circumstances, or

(i) may at the option of **the Company** upon certain dates or in certain circumstances, or

(ii) may at the option of the **Preference Shareholder** upon certain dates or in certain circumstances,

be converted into

(a) **Ordinary Shares**, or

(b) any other class of shares which *rank* equally with, or behind, or ahead of **existing Preference Shares** in sharing in the profits and *assets* of **the Company**, or

(c) any other type of securities whatsoever,

11A 11 2 Decide the number of shares or other securities into which such **Preference Shares** shall be converted, or any formula or other method for calculating this number,

11A 11 3 Subject to the **legislation**, decide the manner in which such conversion shall be effected,

11A 11 4 If the **Convertible Preference Shares** are to be redeemed for the purposes of the conversion, decide the person or persons, including without limitation the **Secretary**, who will

(i) be required to subscribe for the shares or other securities into which the **Convertible Preference Shares** are to be converted and to borrow money in anticipation of the *redemption* of the **Convertible Preference Shares**, and

(ii) receive any *redemption* money payable to the relevant **Preference Shareholder** prior to subscription for such shares or other securities,

11A 11 5 Decide, if the **Convertible Preference Shares** are not denominated in **Sterling**, by what method the equivalent amount of **Sterling** is to be calculated for the purposes of calculating any *premium* payable on any

shares into which the **Convertible Preference Shares** are being converted,

11A 11 6 Decide upon any other terms whatsoever in relation to such issue of **Convertible Preference Shares**

11A 12 Other terms and conditions of issue of Preference Shares

The Directors may decide any other terms or conditions of issue of a series of **Preference Shares** whatsoever

12 The power to increase capital

The Company's shareholders can increase **the Company's share capital** by passing an *Ordinary Resolution* This resolution will fix the amount of the increase, the *nominal amount* of the new shares and the currency or currencies of the shares

13 Application of the Articles to new shares

Subject to the terms of *issue* of new shares, the provisions of the **Articles** will apply to new shares in the same way as if they were part of **the Company's** existing **share capital**

14 The power to change capital

The Company's shareholders can pass *Ordinary Resolutions* to do any of the following

- *consolidate*, or *consolidate* and then divide, all or any of its **share capital** into shares of a larger *nominal amount* than the **existing shares**,
- cancel any shares which have not been taken, or agreed to be taken, by any person at the date of the resolution and reduce the amount of **the Company's share capital** by the **amount** of the cancelled shares, and
- divide some or all of its shares into shares of a smaller *nominal amount* than the **existing shares** This is *subject to* any restrictions in the **CA 1985** The resolution may provide that, as between the holders of the divided shares, different **rights** and restrictions of a kind which **the Company** can apply to new shares may apply to different divided shares

15 Fractions of shares

If any shares are *consolidated* or *sub divided*, the **Directors** have power to deal with any fractions of shares which result from the consolidation or sub division as they think fit If the **Directors** decide to sell any shares representing fractions, they can do so for the best price reasonably obtainable and distribute the net proceeds of sale among *members* in proportion to their fractional entitlements The **Directors** can sell those shares to any person (including **the Company**, if the **legislation** allows this) and can authorise any person to transfer those shares to the buyer The buyer does not need to take any steps to see how any money he is paying is used and his ownership will not be affected if the sale was irregular or invalid in any way

16 The power to reduce capital

Subject to the terms of any **Preference Shares** *in issue*, **the Company's shareholders** can pass *Special Resolutions* to do any of the following

- reduce its **share capital** in any way, and
- reduce any *capital redemption reserve* or *share premium account* in any way

17 Buying back shares

Subject to the terms of any **Preference Shares** *in issue*, **the Company** can buy back, or agree to buy back in the future, any shares of any class (including *redeemable* shares), if the **legislation** allows this However, if **the Company** has **existing shares** which are convertible into other shares which are *equity securities* of the class to be purchased, then **the Company** can only buy back *equity securities* of that class if either

- the terms of *issue* of the convertible shares permit **the Company** to buy back *equity securities*, or
- the buy back or agreement to buy back has been approved by an *Extraordinary Resolution* passed by the holders of the convertible shares

17A Share warrants to bearer

17A.1 **The Company** can, under the powers given by, and *subject* to the provisions of, the **CA 2006**, *issue* share warrants to bearer in respect of any *fully paid shares* Accordingly, the **Directors** can, whenever they consider it appropriate and upon receipt of an application in **writing** by the person for the time being named in or entitled to be entered in the **Register** as a holder of the shares in respect of which the warrant is to be issued, *issue* a warrant stating that the bearer of the warrant is entitled to the shares specified in the warrant and can provide for the payment of future dividends or other moneys in respect of the shares included in such warrant by way of coupons or otherwise

17A 2 *Subject* to the provisions of this Article 17A and the **CA 1985**, the bearer of a warrant shall be deemed to be a *member* of **the Company** and shall be entitled to the same privileges and advantages as he would have had if his name had been included in the **Register** as the holder of the shares specified in the warrant

17A.3 **The Company** shall not permit more than one person to be the holder of a warrant

17A 4 No person shall, as the bearer of a warrant, be entitled (a) to sign a *requisition* by **shareholders** to call a **shareholders meeting** or to give notice of intention to submit a resolution to a **shareholders meeting**, or (b) to attend or vote, personally or by his *proxy*, or *exercise* any privilege as a *member* at a **shareholders meeting**, unless he has deposited his warrant, in case (a), before or at the time of lodging such *requisition* or giving such notice of intention as aforesaid or, in case (b), at least three days before the day fixed for the shareholders meeting, at the **Registered Office** or at such other place as may be specified in the notice of the **shareholders meeting**, and unless the warrant remains so deposited until after the **shareholders meeting** and any adjournment of it has been held

17A.5 **The Company** shall deliver a certificate to any person who deposits a warrant at the **Registered Office** or at such other place as may be specified in a notice of a

shareholders meeting as described in Article 17A 4 The certificate shall state such person's name and address and describe the shares included in the warrant so deposited and state the date of *issue* of the certificate The certificate shall entitle such person, either personally or by *proxy*, to attend and vote at any **shareholders meeting** at which he is entitled to attend and vote held within three months from the date of the certificate and prior to the return of the certificate to the **Company** under Article 17A 6 in the same way as if he were the registered holder of the shares specified in the certificate

17A 6 Upon the return of the certificate to **the Company**, the bearer of the certificate shall be entitled to the return of the warrant in respect of which the certificate was given

17A 7 The **Directors** can from time to time make such other arrangements as they think fit, in addition to or in place of the arrangements referred to in Articles 17A 4 and 17A 5, for a person entitled to a warrant held through a ***recognised clearing house*** to *exercise* the **rights** of the bearer of the warrant in relation to **shareholders meetings**

17A.8 The holder of a warrant shall not, except to the extent described above, be entitled to *exercise* any right as a *member* unless (if called upon by any **Director** or the **Secretary** so to do) he produces his warrant or the certificate of its deposit, and states his name and address

17A.9 The **Directors** can *issue* new warrants or coupons on such basis, and in respect of such number of shares, as they consider appropriate at the time and can at any time amend any warrant then in *issue* so that, as a result, the number of shares which such warrant represents at the time is accurately shown The provisions of Article 29 (other than Article 29 6) apply to the replacement of warrant certificates as they do to the replacement of share certificates and references in that Article to "**shareholder**" shall, for this purpose, be deemed to be references to "a bearer of a warrant"

17A.10 The shares included in any warrant shall be transferred by the delivery of the warrant without any written transfer and without registration, and the provisions in the **Articles** in relation to the transfer of shares shall not apply to shares included in a warrant

17A 11 Upon the surrender by the bearer of a warrant, together with the outstanding dividend coupons, if any, in respect thereof, to **the Company** for cancellation, and delivery of an application **in writing** signed by the bearer, in any form which the **Directors** approve, requesting that the bearer of the warrant should be registered as a *member* in respect of the shares included in the warrant, the bearer of a warrant shall be entitled to have his name entered as a member in the **Register** in respect of the shares included in the warrant However, **the Company** shall not be responsible for any loss or damage incurred by any person by reason of **the Company** entering in its **Register** upon the surrender of a warrant the name of any other person who is not the true and lawful owner of the warrant surrendered

17A 12 *Subject* to any **legislation** from time to time, other than a notice of meeting, any notice to the bearer of a warrant or to any other person who holds or is interested in shares in **the Company** in bearer form or any related coupons or talons (if any) shall be sufficiently given if advertised in such newspaper or newspapers as the **Directors**, in their discretion, shall consider appropriate or by such other means as the **Directors** consider appropriate (including, but without limiting the **Directors'** discretion, if warrants are held through a ***recognised clearing house***, by arranging for the notice to be given through that ***recognised clearing house***) If notice is given by newspaper advertisement, it shall be

deemed given on the day when the advertisement appears and, if notice is given through a ***recognised clearing house***, it shall be deemed given on the day the notice is issued by the ***recognised clearing house*** This Article 17A 12 is without prejudice to Articles 65 and 153

17A.13 The **Directors** can, on such basis as they consider appropriate at the time, make and vary the conditions upon which warrants can be issued and any matters incidental to the warrants *Subject* to this Article 17A, the bearer of a warrant shall be *subject* to the conditions for the time being in force relating to warrants whether made before or after the *issue* of such warrant

SHARES

18 The special rights of new shares

18.1 *Subject to* Article 18 4, if **the Company** *issues* new shares, they may have any **rights** or restrictions attached to them These **rights** and restrictions can apply to sharing in **the Company's** profits or *assets* Other **rights** and restrictions can also apply, for example, on the right to vote These **rights** and restrictions can give the new shares priority over some or all of the **rights** of **existing shares**, or **existing shares** can have priority over the **rights** of new shares Alternatively, the new shares and the **existing shares** can have the same **rights** and restrictions

18.2 The **rights** and restrictions referred to in Article 18 1 can be decided either by an *Ordinary Resolution* passed by the **shareholders** or by the **Directors** as long as there is no conflict with any resolution passed by the **shareholders**

18.3 If the **legislation** allows this, the **rights** of any new shares can include a **right** for the holder and/or **the Company** to have them *redeemed*

18 4 The **rights** of any new shares must not vary or *abrogate* any *special rights* already given to any other class of shares unless the holders of those shares have given their approval in the way required by Article 48

18.5 The **Directors** can make it a term of any **Preference Shares** of a particular series that they can only be transferred as a unit together with another right or security This can be for a limited period, or at all times, or until an event happens The **Directors** must decide on any restrictions of this kind before the **Preference Shares** are first *allotted* Articles 50 to 54 (transferring shares) will apply to these **Preference Shares**, but the **Directors** can refuse to register a transfer of any of the **Preference Shares** to which this Article 18 5 applies if they are not transferred with the other right or security To avoid any doubt, if any of these **Preference Shares** are to be traded on the **London Stock Exchange**, they must comply with its regulations and if any of these **Preference Shares** are to be listed on the official list of the **UK Listing Authority** they must comply with its regulations at the time of *issue*

19 Redeemable Shares

Subject to the provisions of the **CA 1985** and to any rights previously conferred on the holders of any other shares, any share may be *issued* which is to be *redeemed*, or is liable to be *redeemed* at the option of **the Company** or the holder

20 The Directors' power to deal with shares

The **Directors** can decide how to deal with any shares which have not been *issued* The **Directors** can *allot* them on any terms, which can include the right to transfer the *allotment* to another person before any person has been entered on the **Register** This is known as the right to ***renounce*** the *allotment* The **Directors** can also grant options to give people an opportunity to acquire shares in the future The **Directors** can dispose of the shares in any other way which they consider appropriate The **Directors** are free to decide who they deal with, when they deal with the shares and the terms on which they deal with the shares However, in making their decision they must obey

- the provisions of the **legislation** relating to authority, *pre emption rights* and other matters, and
- any resolution of a General Meeting which is passed under the **legislation**

21 The Directors' authority to allot "relevant securities"

The Company may from time to time pass an *Ordinary Resolution* referring to this Article and authorising, in accordance with Section 80 of the **CA 1985**, the **Directors** to *exercise* all the powers of **the Company** to *allot* relevant securities and

- on the passing of the resolution the **Directors** shall be generally and unconditionally authorised to *allot* relevant securities (as defined for the purposes of that section) up to the nominal amount specified in the resolution, and
- unless previously *revoked* the authority shall expire on the day specified in the resolution (not being more than five years after the date on which the resolution is passed),

but any authority given under this Article shall allow **the Company**, before the authority expires, to make an offer or agreement which would or might require relevant securities to be *allotted* after it expires This authority is without prejudice to any existing authorities in place under Section 80 of the **CA 1985** as at the date of the adoption of these **Articles**

22 Dis application of pre emption rights

22 1 *Subject* (other than in relation to the sale of treasury shares) *to* the **Directors** being generally authorised to *allot* relevant securities in accordance with Section 80 of the **CA 1985**, **the Company** may from time to time resolve, by a *Special Resolution* referring to this Article, that the **Directors** be given power to *allot equity securities* for cash and, on the passing of the resolution, the **Directors** shall have power to *allot* (pursuant to that authority) *equity securities* for cash as if Section 89(1) of the **CA 1985** did not apply to the allotment but that power shall be limited to

- the allotment of *equity securities* in connection with a *rights issue*, and
- the allotment (other than in connection with a *rights issue*) of *equity securities* having a *nominal amount* not exceeding in aggregate the sum specified in the *Special Resolution*,

and unless previously *revoked*, that power shall (if so provided in the *Special Resolution*) expire on the date specified in the *Special Resolution* of **the Company** This power is without prejudice to any existing authorities in place relating to the

disapplication of *pre emption rights* under the **CA 1985** as at the date of the adoption of these **Articles** **The Company** may before the power expires make an offer or agreement which would or might require *equity securities* to be *allotted* after it expires

22.2 For the purposes of this Article

- *equity security* and relevant shares have the meaning given to them in Section 94 of the **CA 1985**,
- *rights issue* means an offer or *issue* of *equity securities* open for acceptance for a period fixed by the **Directors** to or in favour of holders of **Ordinary Shares** on the **Register** on a date fixed by the **Directors** where the *equity securities* respectively attributable to the interests of all those holders are proportionate (as nearly as practicable) to the respective number of **Ordinary Shares** held by them on that date but the **Directors** may make such exclusions or other arrangements as the **Directors** consider expedient in relation to fractional entitlements or legal or practical problems under the laws in any territory or the requirements of any relevant regulatory body or stock exchange in any territory, and
- a reference to the allotment of *equity securities* includes the sale of any relevant shares in **the Company** or (as the case may be) relevant shares of a particular class, if immediately before the sale, the shares were held by **the Company** as treasury shares pursuant to Section 94(3A) of the **CA 1985**

23 Power to pay commission and brokerage

The Company can use all the powers given by the **legislation** to pay commission or *brokerage* to any person who

- applies, or agrees to apply, for any new shares, or
- gets anybody else to apply, or agree to apply, for any new shares

24 Renunciations of allotted but unissued shares

Where a share has been *allotted* to a person but that person has not yet been entered on the **Register**, the **Directors** can recognise a transfer (called a "***renunciation***") by that person of his right to the share in favour of some other person The ability to *renounce allotments* only applies if the terms on which the share is *allotted* are consistent with *renunciation* The **Directors** can impose conditions regulating *renunciation* rights

25 Recognition of trusts

25 1 **The Company** will only be affected by, or recognise, a current and absolute right to whole shares The fact that any share, or any part of a share, may not be owned outright by the registered owner (for example, where a share is held by one person as a nominee or otherwise as a *trustee* for another person) is not of any concern to **the Company** although **the Company** may if it wishes recognise any interests held by *beneficiaries* relating to the shares If **the Company** chooses to recognise those interests, **the Company** will not be obliged to check that all the technical and

administrative requirements relating to those interests have been followed and will be entitled (but not obliged) to recognise any acts by the *beneficiary* holding such interests as if they were the registered holder of the shares

25.2 The only exceptions to Article 25 1 are where **rights** of the kind described there are

- expressly given by the **Articles**, or
- of a kind which **the Company** has a legal duty to recognise

SHARE CERTIFICATES

26 Joint Shareholders

The Company can allow up to a maximum of four people to be recognised as, or to be registered as, joint holders of the same shares If shares are held jointly, **the Company** can pay any money relating to those shares to any of the joint **shareholders** If a joint **shareholder** gives **the Company** a receipt, or if the **legislation** treats him as having given a receipt, this establishes conclusively that **the Company** has carried out its obligations to each of his other joint **shareholders** completely

Articles 28 4, 28 5, 29 6, 31, 51 9, 55, 84, 140 1 and 140 2 also refer to joint **shareholders**

27 Shares without certificates and shares which can be transferred without transfer forms

27.1 **The Company** can *issue* shares, and other securities, which do not have certificates **The Company** can also allow **existing shares** and other securities to be held without certificates Evidence of ownership of these shares and other securities does not involve a certificate **The Company** can also allow any shares or other securities to be transferred without using a transfer form **The Company** must comply with the **legislation** in doing each of these things

27.2 These shares and other securities can, for example, be transferred by using a *relevant system*, as defined in the **Regulations** Shares which can be transferred in this way are called "**uncertificated shares**"

27 3 If **the Company** has any shares *in issue* which are in *uncertificated form*, the **Articles** apply to those shares, but only as far as they are consistent with

- holding those shares as uncertificated shares,
- transferring ownership of those shares by using a *relevant system*,
- any of the provisions of the **Regulations**, and
- any rules laid down by the **Directors** under Article 27 4

27.4 The **Directors** can lay down rules

- which govern the *issue*, holding and transfer and, where appropriate, the mechanics of conversion and *redemption* of uncertificated shares and other securities,
- which govern the mechanics for payments involving a *relevant system*, and

- which make any other provisions which the **Directors** consider are necessary to ensure that the **Articles** are consistent with the **Regulations** or with any rules or guidance of an *Operator* of a *relevant system* under the **Regulations**

These rules will, if they say so, apply instead of the other provisions in the **Articles** relating to certificates and the transfer, conversion and *redemption* of shares and other securities and any other provisions which are not consistent with the **Regulations**

27.5 The **Directors** can elect, without any need for further consultation with the holders of **the Company's** shares or other securities (unless those shares or other securities are governed by a deed or document other than the **Articles** which requires consultation to take place), that any class or all classes of shares and other securities of **the Company** shall be capable of being traded in *uncertificated form* under the **Regulations**

28 Certificates

28.1 When a **shareholder** is first registered as the holder of any class of shares held in *certificated form*, he is entitled, free of charge, to a separate share certificate for the shares of each class held by him

28 2 If a **shareholder** gets more shares of any class, he is entitled, free of charge, to another certificate for the extra shares to the extent that those extra shares are to be held in *certificated form*

28 3 If a **shareholder** transfers part of his shares covered by a certificate, he is entitled, free of charge, to a new certificate for the balance to the extent that the balance is to be held in *certificated form*

28.4 **The Company** does not have to issue more than one certificate for any share held in *certificated form*, even if that share is held jointly

28 5 When **the Company** delivers a certificate to one joint **shareholder**, this is treated as delivery to all of the joint **shareholders**

28.6 If a share is held in *certificated form*, **the Company** can deliver a certificate to a broker or an agent who is acting for a person who is buying the shares, or who is having the shares transferred to him

28.7 Share certificates can be

- signed by one or more **Directors** or by the **Secretary** or by any other person authorised by the **Directors**,
- sealed with the **Seal** or the **Securities Seal**, or
- sealed with the **Seal** or the **Securities Seal** with a copy of the signature(s) of one or more **Directors** or by the **Secretary** or by any other person authorised by the **Directors**

28.8 A share certificate must state the number and class of shares to which it relates and the amount paid up on those shares It cannot be for shares of more than one class

28.9 The time limit for **the Company** to provide a share certificate under this Article 28 is

- one month after the *allotment* of a new share in *certificated form* (or any longer period provided by its terms of *issue*),
- five business days after a transfer of a *fully paid share* in *certificated form* is presented for registration, or
- two months after a transfer of a *partly paid share* in *certificated form* is presented for registration

29 Replacement share certificates

29 1 If a **shareholder** has two or more share certificates for shares of the same class, he can ask **the Company** for these to be cancelled and replaced by a single new certificate **The Company** must comply with this request

29.2 A **shareholder** can ask **the Company** to cancel and replace a single share certificate with two or more certificates for the same total number of shares **The Company** may comply with this request

29 3 A **shareholder** can ask **the Company** for a new certificate if the original is

- damaged or defaced, or
- said to be lost, stolen or destroyed

29.4 If a certificate has been damaged or defaced, **the Company** can require the certificate to be returned to it before issuing a replacement If a certificate is said to be lost, stolen or destroyed, **the Company** can require satisfactory evidence of this and insist on receiving an *indemnity* before issuing a replacement

29 5 The **Directors** can require the **shareholder** to pay **the Company's** exceptional out of pocket expenses for issuing any share certificates under this Article 29

29.6 Any one joint **shareholder** holding shares in *certificated form* can request replacement certificates under this Article 29

CALLS ON SHARES

30 The Directors can make calls on shares

The **Directors** can *call* on **shareholders** to pay any money which has not yet been paid to **the Company** for their shares This includes the *nominal value* of the shares and any *premium* which may be payable on those shares The **Directors** can also make *calls* on people who are *entitled* to *shares by law* If the terms of *issue* of the shares allow this, the **Directors** can do any one or more of the following

- make *calls* at any time and as often as they think fit,
- decide when and where the money is to be paid,
- decide that the money may be paid by instalments,
- *revoke* or postpone any *call*

A *call* is treated as having been made as soon as the **Directors** pass a resolution authorising it

31 The liability for calls

A *member* who has received at least 14 days' notice giving details of the amount *called* and of the time and place for payment, must pay the *call* as required by the notice Joint **shareholders** are liable jointly and severally (which, in general terms, means all of them together and any of them separately) to pay any money *called* for

32 Interest on unpaid calls

If the person due to pay any money *called* for in this way does not pay it by the day that it is due, he is liable to pay interest on the money This interest will run from the day the money is due until it has actually been paid The yearly interest rate will be fixed by the **Directors** (*subject to* a maximum of 15 per cent) or if no rate is fixed, the appropriate rate (as defined by the **CA 1985**) The **Directors** can decide to forgo any or all of this interest

33 Shareholders may not exercise their rights until calls are paid

If a **shareholder** has not paid any amount which is due under a *call* at the time it is due (including any interest and expenses) then, until he has paid all amounts due, he is not entitled to

- receive any dividend,
- attend any meeting,
- vote at a meeting or on a *poll*,
- appoint a *proxy* or *company representative* to do any of these things for him, or
- *exercise* any of the other rights of a **shareholder**

34 Sums which are payable when a share is allotted are treated as a call

If the **terms of a share** require any money to be paid at the time the share is *allotted* or at any fixed date, then this money will be treated in the same way as a valid *call* for money on shares which is due on the same date If this money is not paid, everything in the **Articles** relating to non payment of *calls* applies This includes **Articles** which allow **the Company** to *forfeit* or sell shares and to claim interest

35 Calls can be for different amounts

On or before an *issue* of shares, the **Directors** can decide that **shareholders** may be *called* on to pay different amounts or that they may be *called* on at different times

36 Paying calls early

The **Directors** can accept payment in advance of some or all of the money from a **shareholder** before he is *called* on to pay that money The **Directors** can agree to pay interest at a rate fixed by the **Directors** on money paid in advance until it would otherwise be due to **the Company**

FORFEITING SHARES AND LIENS OVER SHARES

37 Notice following non payment of a call

Articles 37 to 47 apply if a **shareholder** fails to pay the whole amount of a *call*, or an instalment of a *call*, by the day that it is due They also apply in the same way to a person who is *entitled to a share by law* If the whole amount then due has not been paid, the **Directors** can serve a notice on him at any time after the date the payment is due

38 Contents of the notice

This notice must

- demand payment of the amount immediately payable, together with any interest and any of **the Company's** expenses caused by the failure to pay which the **Directors** have decided should be claimed from the **shareholder**,
- give a date by when the total referred to immediately above must be paid This must be at least seven days after the notice is served on the **shareholder**,
- notify him of the restrictions which apply to him under Article 33,
- say where the payment must be made, and
- say that, if the full amount demanded is not paid by the time and at the place stated, **the Company** can *forfeit* the shares on which the *call* or instalment was due

39 Forfeiture if the notice is not complied with

If the notice is not complied with, the shares that it relates to can be *forfeited* at any time while any amount (including interest and expenses) is still outstanding This is done by the **Directors** passing a resolution stating that the shares have been *forfeited* The **Directors** can accept the surrender of any share that would otherwise be *forfeited*

40 Forfeiture will include unpaid dividends

If any shares are *forfeited*, all dividends which are due on the shares, but not yet paid, will also be *forfeited*

41 Dealing with forfeited shares

A share *forfeited* or surrendered under Article 39 belongs to **the Company** The **Directors** can sell or dispose of any *forfeited* share on any terms and in any way that they decide This can be with or without a credit for any amount previously paid up for the share It can be sold or disposed of to any person, including the previous **shareholder** or the person who was previously entitled to the share by law The **Directors** can, if necessary, authorise any person to transfer a *forfeited* share

42 Cancelling forfeiture

After a share has been *forfeited*, the **Directors** can cancel the *forfeiture*, but they can only do this before the share has been sold or disposed of This cancellation of *forfeiture* can be done on any terms the **Directors** decide

43 The position of shareholders after forfeiture

A **shareholder** loses all **rights** in connection with *forfeited* shares and, if the shares are held in *certificated form*, must surrender any certificate for those shares to **the Company** for cancellation A **shareholder** is still liable to pay *calls* which have been made, but not paid, before the *forfeiture* of his shares He is also liable to pay interest on the unpaid amount until it is paid The **Directors** can fix the rate of interest, but it must not be more than 15 per cent a year The **shareholder** continues to be liable for all claims and demands which **the Company** could have made relating to the *forfeited* share He is not entitled to any credit for the value of the share when it was *forfeited* or for money received by **the Company** under Article 40, unless the **Directors** decide to allow credit for all or any of that value

44 The Company's lien on shares

The Company has a *lien* on all *partly paid shares* This *lien* has priority over claims of others to the shares This *lien* is for any money owed to **the Company** for the shares The **Directors** can decide to give up any *lien* which has arisen and can also decide to suspend any *lien* which would otherwise apply to particular shares

45 Enforcing the lien by selling the shares

If the **Directors** want to enforce the *lien* referred to in Article 44, they can sell some or all of the shares in any way they decide The **Directors** can authorise someone to transfer the shares sold, but they cannot sell the shares until all of these conditions are met

- the money owed by the **shareholder** must be immediately payable,
- the **Directors** must have given a written notice to the **shareholder** This notice must say how much is due It must also demand that this money is paid, and say that the **shareholder's** shares will be sold if the money is not paid,
- the notice must have been served on the **shareholder** or on any person who is entitled to the shares by law and can be served in any way that the **Directors** decide, and
- the money has not been paid by at least 14 days after the notice has been served

46 Using the proceeds of the sale

If the **Directors** sell any shares under Article 45, the net proceeds will first be used to pay off the amount which is then payable to **the Company** The **Directors** will pay any money left over to the former **shareholder** or to any person who would otherwise be *entitled* to the *shares by law* at the date of sale **The Company's** *lien* will also apply to any money left over to cover any money still due to **the Company** on the *partly paid shares* but which is not yet payable **The Company** has the same rights over this money as it had over the shares immediately before they were sold If the shares are held in *certificated form*, **the Company** need not pay over anything until the certificate representing the shares sold has been delivered to **the Company** for cancellation

47 Evidence of forfeiture or sale

A **Director**, or the **Secretary**, can make a *statutory declaration* which declares

- that he is a **Director** or the **Secretary of the Company**,
- that a share has been properly surrendered, *forfeited* or sold to satisfy a *lien* under the **Articles**, and
- when the share was surrendered, *forfeited* or sold

This will be evidence of these facts which cannot be disputed If this declaration is delivered to the new holder of a share with any evidence of transfer which is required, this gives the new holder *good title* to the share The new holder of the share does not need to take any steps to see how any money he may be paying for the share is used The new **shareholder's** ownership of the share will not be affected if the steps taken to surrender or *forfeit* the share, or the sale or disposal of the share, were invalid or irregular or if anything that should have been done was not done

CHANGING SHARE RIGHTS

48 Changing the special rights of shares

48 1 If **the Company's share capital** is split into different classes of shares, and if the **legislation** allows this, the *special rights* which are attached to any of these classes can be changed or *abrogated* if this is approved by an *Extraordinary Resolution* This must be passed at a separate meeting of the holders of the relevant class of shares This is called a "**class meeting**" Article 48 is *subject to* what is said in Articles 10 and 11A about varying the rights of the **Preference Shares**

48.2 The *special rights* of a class of shares can be changed or *abrogated* while **the Company** is a going concern or while **the Company** is being *wound up* (or while its winding up is being considered)

48.3 All the **Articles** relating to General Meetings apply, with any necessary changes, to a class meeting, but with the following changes

- at least two people who hold (or who act as *proxies* for) at least one third of the total *nominal value* of the **existing shares** of the class are a *quorum*, but if this *quorum* is not present at an *adjourned* meeting, one person who holds shares of the class, or his *proxy*, is a *quorum* other than in respect of the **9¼% Preference Shares** and **9¾% Preference Shares** when two people who hold shares of the relevant class, or his *proxy*, are a *quorum*,
- anybody who is personally present or who is represented by a *proxy* can demand a *poll*, and
- on a *poll*, the holders of shares will have one vote for every share of the class which they hold, but this is *subject to* any *special rights* or restrictions which are attached to any class of shares by the **Articles** or any **rights** which are attached to shares in some other way under the **Articles**

48.4 This Article 48 also applies to any change or abrogation of *special rights* of shares forming part of a class, unless the terms of those shares require changes to be

approved in some other way Each part of the class which is being treated differently is treated as a separate class in operating this Article 48

49 More about the special rights of shares

The *special rights* of **existing shares** are not regarded as changed or *abrogated*

- if new shares are created or *issued* which *rank* equally with any other **existing shares** when sharing in profits or *assets* of **the Company**, or
- if **the Company** buys back its own shares,

unless the terms of the **existing shares** expressly say otherwise

TRANSFERRING SHARES

50 Transfer forms

Unless the **Articles** say otherwise and *subject to* the terms of *issue* of any **Preference Shares**, any **shareholder** can transfer some or all of his shares to another person Every transfer of a share held in *certificated form* must be **in writing** and either in the usual standard form or in any other form approved by the **Directors** Every transfer of a share held in *uncertificated form* must be made by means of a *relevant system* and must comply with the **Regulations**

51 More about transfers

51.1 In the case of a transfer of a share held in *certificated form*, the transfer form must be delivered to the office where the **Register** is kept The transfer form must have duly been stamped and have with it

- the share certificate(s) for the shares to be transferred, and
- any other evidence which the **Directors** ask for to prove the entitlement of the person wishing to make the transfer

51.2 However, if a transfer is by a ***recognised clearing house*** or its nominee or by a ***recognised investment exchange***, a share certificate is only needed if a certificate has been issued for the shares in question

51.3 A share transfer form must be signed, or made effective in some other way, by the person making the transfer It need not be made effective by that person sealing it

51 4 In the case of a transfer of a share held in *certificated form* where the share is not a *fully paid share*, a share transfer form must also be signed, or made effective in some other way, by the person the share is being transferred to It need not be made effective by that person sealing it

51 5 The person making a transfer will be treated as continuing to be the **shareholder** until the name of the person to whom a share is being transferred is put on the **Register** for that share

51.6 If **the Company** registers a transfer of a share held in *certificated form*, it may keep the transfer form

51.7 A transfer form cannot be used to transfer more than one class of shares Each class needs a separate form

51 8 No fee is payable to **the Company** for transferring shares or registering changes relating to the ownership of shares

51 9 Transfers may not be in favour of more than four joint holders

52 The Company can refuse to register certain transfers

52.1 The **Directors** can refuse to register a transfer of any shares which are held in *certificated form* and which are not *fully paid shares* They can also refuse to register a transfer of any shares which are held in *uncertificated form* and which are not *fully paid shares*, but only in the circumstances allowed by the **Regulations** But, if any of those shares have been admitted to the Official List of the **UK Listing Authority**, the **Directors** cannot refuse to register a transfer if this would stop dealings in the shares from taking place on an open and proper basis

52 2 If the **Directors** decide not to register a transfer of a share, they must notify the person to whom the shares were to be transferred and give reasons for the refusal This must be done as soon as practicable and in any event no later than two months after **the Company** receives the transfer (where the shares are held in *certificated form*) or two months after **the Company** receives the relevant *Operator instruction* (where the shares are held in *uncertificated form*) The **Directors** shall provide the person to whom the shares were to be transferred with such further information about the reasons for the refusal as that person may reasonably request

53 Closing the Register

The **Directors** can decide to suspend the registration of transfers by closing the **Register** except that the **Register** cannot be closed without the consent of the *Operator* in respect of shares which are participating securities under the **Regulations** This closure can be for part of a day, a day or more than a day Suspension periods can vary between different classes of shares The **Register** cannot be closed for more than 30 days a year

54 Overseas branch registers

The Company can use all the powers that the **legislation** gives it to keep an overseas branch register The **Directors** can make regulations, and change any regulations previously made by them, relating to this register, as long as the **legislation** allows this

PERSONS ENTITLED TO SHARES BY LAW

55 When a shareholder dies

55 1 When a sole **shareholder** dies (or a **shareholder** who is the last survivor of joint **shareholders** dies), his legal *personal representatives* will be the only people whom **the Company** will recognise as being *entitled* to his *shares by law*

55.2 If a **shareholder** who is a joint **shareholder** dies, the remaining joint **shareholder** or **shareholders** will be the only people whom **the Company** will recognise as being *entitled* to his *shares by law*

55.3 This Article 55 does not discharge the estate of any **shareholder** from any *liability*

56 Registering personal representatives and so on

A person who becomes *entitled* to a *share by law* can either be registered as the **shareholder** or can select some other person to whom the share should be transferred The person who is *entitled* to a *share by law* must provide any evidence of his entitlement which is reasonably required by the **Directors**

57 A person who wants to be registered must give notice

If a person who is *entitled* to a *share by law* wants to be registered as a **shareholder**, he must deliver or send a notice to **the Company** saying that he has made this decision He must sign this notice which must be in the form specified by the **Directors** This notice will be treated as a transfer form All of the provisions of the **Articles** about registering transfers of shares apply to it The **Directors** have the same power to refuse to register a person *entitled* to *shares by law* as they would have had to refuse to register a transfer by the person who was previously entitled to the shares

58 A person who wants to have another person registered must use a transfer form

If a person who is *entitled* to a *share by law* wants the share to be transferred to another person, he must do this by signing a transfer form to the person he has selected The **Directors** have the same power to refuse to register the person selected as they would have had to refuse to register a transfer by the person who was previously entitled to the shares

59 The rights of people entitled to shares by law

59.1 A person who is *entitled* to a *share by law* is entitled to any dividends or other money relating to the share, even though he is not registered as the holder of that share But the **Directors** can withhold the dividend and other money until a person has been properly registered as the **shareholder** as laid down in the **Articles** They can also withhold the dividend if the person who was previously entitled to the share could have had his dividend withheld

59 2 Unless he is registered as the holder of the share, the person *entitled* to a *share by law* is not entitled to

- receive notices of **shareholders meetings** or to attend or vote at these meetings, or
- any of the other rights and benefits of being a **shareholder**,

unless the **Directors** decide to allow this

SHAREHOLDERS WHO CANNOT BE TRACED

60 Shareholders who cannot be traced

60.1 **The Company** can sell any shares at the best price reasonably obtainable if

- during the 12 years before the earliest of the advertisements referred to in the next point, at least three dividends have been paid and no dividend during that period has been claimed,
- on or after the expiry of this 12 year period, **the Company** announces that it intends to sell the shares by placing an advertisement in a leading national newspaper in the **United Kingdom** and in at least one newspaper appearing in the area which includes the last known address of the **shareholder** or person entitled to shares by law or the address held by **the Company** for serving notices relating to the shares,
- during this 12 year period and for three months after the last of these advertisements appears, **the Company** has not heard from the **shareholder** or any person who is entitled to the *shares by law*, and
- **the Company** has notified the **UK Listing Authority** that it intends to sell the shares

60.2 To sell any shares in this way, **the Company** can appoint any person to effect a transfer of the shares This transfer will be just as effective as if it had been effected by the registered holder of the shares or by a person who is *entitled* to the *shares by law* The ownership of the person to whom the shares are transferred will not be affected even if the sale is irregular or invalid in any way

60 3 The net sale proceeds (called the "**money**" in this Article 60) belong to **the Company** until claimed under this Article 60, but, unless and until the money has been forfeited under Article 60 5, it must pay the money to the **shareholder** who could not be traced, or to the person who would have been entitled to his *shares by law*, if that **shareholder**, or that other person, asks for it

60.4 After the sale, **the Company** must record the name of that **shareholder**, or (if known) the person who would have been entitled to the shares by law, as a creditor for the money in its accounts, unless and until the money has been forfeited under Article 60 5 **The Company** will not be a trustee of the money and will not be liable to pay interest on it **The Company** can use the money, and any money earned by using the money, for its business or in any other way that the **Directors** decide, but the money cannot be invested in **the Company's** shares or in the shares of any ***holding company*** of **the Company**

60 5 If no valid claim for the money has been received by **the Company** under Article 60 3 during a period of six years from the date on which the relevant shares were sold by **the Company** under this Article 60, the money will be *forfeited* and will belong to **the Company**

61 Issue and Sale of Unclaimed Shares

61 1 In this Article 61 1, "**Unclaimed Shares**" means shares in **the Company** which were or are *issued* in return for the cancellation of shares in **Halifax Group** under the **Halifax Group Scheme** which themselves were or are *issued* in return for the cancellation of shares in **Halifax** under the **Scheme** which were or are themselves *issued* in connection with the transfer of the business of Halifax Building Society to **Halifax** (either before the **Vesting Day** or under Article 61 1 6) which have not been claimed by the person entitled to them under the **Transfer Agreement** effecting the transfer of the business of Halifax Building Society to **Halifax** or, if that person has died, by the person *entitled* to the *shares by law*

61 1.1 **The Company** can sell any Unclaimed Shares at the best price reasonably obtainable if

- during the three years following the **Vesting Day**, no person has given notice to **Halifax**, **Halifax Group** or **the Company** or to the registered holder of the Unclaimed Shares, that he is entitled to claim those shares,
- on or after the expiry of this three year period **Halifax Group** or **Halifax** announces that it intends to sell the shares by placing an advertisement in a leading national newspaper in the **United Kingdom** and in at least one newspaper appearing in the area which includes the last known address held by Halifax Building Society of the person entitled to the shares,
- during this three year period and for three months after the last of these advertisements appears, neither **Halifax Group**, **Halifax** nor **the Company** has received a claim for the shares together with registration details in a form satisfactory to **the Company**, from the person entitled to the shares, and
- **the Company** has notified the **UK Listing Authority** that it intends to sell the shares

61 1 2 To sell the shares in this way, any person who is the registered holder for and on behalf of the person entitled to the Unclaimed Shares which **the Company** is proposing to sell shall, at the request of **the Company**, effect a transfer of those shares to any other person in accordance with **the Company's** instructions If that person fails to effect the transfer at the request of **the Company**, **the Company** can appoint any person to effect a transfer of the shares A transfer effected by a person appointed by **the Company** will be just as effective as if it had been effected by the registered holders of the shares The ownership of the person to whom the shares are transferred will not be affected even if the sale is irregular or invalid in any way

61 1 3 The net sale proceeds (called the "**money**" in this Article 61 1) belong to **the Company** until claimed under this Article 61 1, but, unless and until the money has been *forfeited* under Article 61 1 5, it must pay the money to the person who would have been entitled to claim the shares or would have been *entitled* to his *shares by law*, if the relevant person asks for it

61 1 4 After the sale, **the Company** must record the name of the person entitled to claim the shares as a creditor for the money in its accounts, unless and until the money has been forfeited under Article 61 1 5 **The Company** will not be a trustee of the money and will not be liable to pay interest on it **The Company** can use the money, and any money earned by using the money, for its business or in any other way that the **Directors** decide, but the money cannot be invested in **the Company's** shares or in those of any ***holding company*** of **the Company**

61 1 5 If no valid claim for the money has been received by **the Company** under Article 61 1 3 during a period of nine years from the date on which the relevant Unclaimed Shares were sold by **the Company** under Article 61 1, the money will be *forfeited* and will belong to **the Company**

61 1 6 The **Directors** may *issue fully paid* **Ordinary Shares** at any time in order to satisfy a valid claim for shares by a person entitled to them under the **Transfer Agreement** or, if that person has died, by the person *entitled to those shares by law* When *issuing* these shares, the **Directors** may *capitalise* a sufficient sum to pay up the shares in full from any of **the Company's** *reserves* or from funds which **the Company** is holding as net profit and Article 144 2 shall not apply to this capitalisation The power to *issue* and pay up these shares is *subject to* the **Directors** having the necessary authority under Article 21 to *allot* a sufficient number of relevant securities

61.2 In this Article 61 2, "**Unclaimed Preference Shares**" means any **$6^1/_8$% Preference Shares** which are *issued* to the person appointed as trustee for the Unclaimed Preference Shares (or a nominee for such person) in return for the cancellation or transfer of shares in **Halifax** which were issued in connection with a transfer of the business of the Birmingham Midshires building society to **Halifax**, either on or before the date on which the business of that building society vested in **Halifax** in accordance with Section 97 of the Building Societies Act 1986, which have not been claimed by the person entitled to them under the transfer agreement effecting the transfer of the business of the Birmingham Midshires building society to **Halifax** under Section 97 or, if that person has died, by the person entitled to the shares by law

61 2 1 **The Company** can sell any Unclaimed Preference Shares at the best price reasonably obtainable if

- during the three years following 19 April 1999, no person has given notice to **the Company** or **Halifax** or to the registered holder of the Unclaimed Preference Shares, that he is entitled to claim those Preference Shares,

- on or after the expiry of this three year period, **the Company** announces that it intends to sell the Unclaimed Preference Shares by placing an advertisement in a leading national newspaper in the **United Kingdom** and in at least one newspaper appearing in the area which includes the last known address held by the relevant building society of the person entitled to those Preference Shares,

- during the three year period and for three months after the last of these advertisements appears, **the Company** or **Halifax** has not received a claim for those Preference Shares together with registration details in a form satisfactory to **the Company**, from the person entitled to them, and

- **the Company** has notified the **UK Listing Authority** that it intends to sell the Unclaimed Preference Shares

61 2 2 To sell the Unclaimed Preference Shares in this way, any person who is the registered holder for and on behalf of the person entitled to the Unclaimed Preference Shares which **the Company** is proposing to sell must, at the request of **the Company**, effect a transfer of those Preference Shares to any other person in accordance with **the Company's** instructions If that person fails to effect the transfer at the request of **the Company**, **the Company** can appoint any person to effect a transfer of the **6$^1/_8$% Preference Shares** A transfer effected by a person appointed by **the Company** will be just as effective as if it had been effected by the registered holders of the shares The ownership of the person to whom the shares are transferred will not be affected even if the sale is irregular or invalid in any way

61 2 3 The net sale proceeds (called the "**money**" in this Article 61 2) belong to **the Company** until claimed under this Article 61 2, but, unless and until the money has been forfeited under Article 61 2 5, it must pay the money to the person who would have been entitled to claim the **6$^1/_8$% Preference Shares** or would have been entitled to the shares by law, if the relevant person claims it

61 2 4 After the sale, **the Company** must record the name of the person entitled to claim the shares as a creditor for the money in its accounts, unless and until the money has been forfeited under Article 61 2 5 **The Company** will not be a trustee of money and will not be liable to pay interest on it **The Company** can use the money, and any money earned by using the money, for its business or in any other way that the **Directors** decide, but the money cannot be invested in **the Company's** shares or in those of any ***holding company*** of **the Company**

61 2 5 If no valid claim for the money has been received by **the Company** or **Halifax** under Article 61 2 3 during a period of nine years from the date on which the relevant Unclaimed Preference Shares were sold by **the Company** under this Article 61 2, the money will be forfeited and will belong to **the Company**

61 2 6 The **Directors** may *issue* fully paid **6$^1/_8$% Preference Shares** at any time in order to satisfy a claim for 6$^1/_8$% preference shares in **Halifax** by a person who, but for an error in the records of the relevant building society, would have been entitled to them under the relevant transfer agreement or, if that person has died, by the person entitled to those shares by law When issuing the **6$^1/_8$% Preference Shares**, the **Directors** may *capitalise* a sufficient sum to pay up the **6$^1/_8$% Preference Shares** in full from any of **the Company's** *reserves* or from funds which **the Company** is holding as net profit and Article 10 1 or 144 2 shall not apply to this capitalisation The

power to *issue* and pay up the **Preference Shares** is *subject to* **the Directors** having the necessary authority to *allot* a sufficient number of relevant securities

GENERAL MEETINGS

62 The Annual General Meeting

The Company must hold an Annual General Meeting in accordance with the **legislation** The **Directors** will decide when and where to hold the Annual General Meeting

63 Convening General Meetings other than Annual General Meetings

63.1 The **Directors** can convene a General Meeting other than an Annual General Meeting at any time

63.2 General Meetings must also be called promptly in response to a *requisition* by **shareholders** under the **legislation** or, in default may be convened by such requisitionists as provided by the **legislation**

63.3 The **Directors** shall comply with the **legislation** regarding the giving and the circulation, on the *requisition* by **shareholders**, of notices of resolutions and of statements with respect to matters relating to any resolution to be proposed or business to be dealt with at any General Meeting

63 4 A General Meeting may also be convened in accordance with Article 112

64 Notice of meetings

64.1 At least 21 **clear days'** notice must be given for every Annual General Meeting For every other General Meeting, at least 14 **clear days'** notice must be given However, a shorter period of notice can be given

- for an Annual General Meeting, if all the *members* who are entitled to attend and vote agree, or
- for other General Meetings, if a majority of the *members* agree and those members hold at least 95 per cent in *nominal value* of the shares giving a right to attend and vote at the meeting

64.2 Any notice of meeting (including any notice given by website) must include

- a statement of where the meeting is to be held,
- the date and time of the meeting,
- a statement of whether the meeting will be an Annual General Meeting,
- the general nature of the business of the meeting,
- a statement of whether any resolution will be proposed as a *Special Resolution* or *Extraordinary Resolution*, and
- a statement that a **shareholder** who can attend and vote can appoint one or more *proxies* (who need not be **shareholders**) to *exercise* all or any rights to attend, speak and vote for him provided that where more than one

proxy is appointed, such *proxy* is appointed to *exercise* the **rights** attached to a different share or shares held by him

64.3 Notices of meetings must be given to the **shareholders** unless the **Articles** say they are not entitled to receive them from **the Company** Notice must also be given to every **Director** and the **Auditors**

64.4 If the notice of meeting is made available by means of a website, it must be available until the conclusion of the meeting

64.5 Business which is not referred to in the notice of a General Meeting shall not be transacted at that General Meeting

65 A General Meeting can be moved at short notice

If the **Directors** consider that it is impracticable, or unreasonable, to hold a General Meeting at the place stated in the notice calling the meeting, they can move or postpone the meeting (or do both) If the **Directors** do this, an announcement of the date, time and place of the rearranged meeting will, if practicable, be published in at least two **United Kingdom** national newspapers Notice of the business of the meeting does not need to be given again The **Directors** must take reasonable steps to ensure that any **shareholder** trying to attend the meeting at the original time and place is informed of the new arrangements If a meeting is rearranged in this way, *proxy forms* can be delivered, in the way required by Article 87, until 48 hours before the time of the rearranged meeting The **Directors** can also move or postpone the rearranged meeting, or both, under this Article 65

PROCEEDINGS AT GENERAL MEETINGS

66 The chairman of a meeting

66 1 The **Chairman** will be the chairman of the meeting at every General Meeting, if he is willing and able to take the chair

66.2 If **the Company** does not have a **Chairman**, or if he is not willing and able to take the chair, a Vice Chairman will chair the meeting if he is willing and able to take the chair If more than one Vice Chairman is present they will agree between themselves who will take the chair and if they cannot agree, the Vice Chairman who has been a **Director** longest will take the chair

66 3 If **the Company** does not have a **Chairman** or a Vice Chairman, or if neither the **Chairman** nor a Vice Chairman is willing and able to chair the meeting, after waiting five minutes from the time that a meeting is due to start, the **Directors** who are present will choose one of themselves to act as chairman of the meeting If there is only one **Director** present, he will be the chairman of the meeting, if he agrees

66 4 If there is no **Director** willing and able to be the chairman of the meeting, then the **shareholders** who are personally present at the meeting and entitled to vote will decide which one of them is to be the chairman of the meeting

66.5 To avoid any doubt, nothing in the **Articles** restricts or excludes any of the powers, or rights of a chairman of a meeting which are given by the general law

67 Security and other arrangements at General Meetings

Either the chairman of a meeting or the **Secretary** can take any action he considers appropriate for

- the safety of people attending a General Meeting,
- proper and orderly conduct at a General Meeting, or
- the meeting to reflect the wishes of the majority

68 Overflow meeting rooms

The **Directors** can arrange for any people who they consider cannot be seated in the main meeting room, where the chairman of the meeting will be, to attend and take part in a General Meeting in an overflow room or rooms Any overflow room will have a live video link from the main room and a two way sound link The notice of the meeting does not have to give details of any arrangements under this Article 68 The **Directors** can decide on how to divide people between the main room and any overflow room If any overflow room is used, the meeting will be treated as being held and taking place in the main room

69 The quorum needed for meetings

Before a General Meeting starts to do business, there must be a *quorum* present If there is not, the meeting cannot carry out any business Unless the **Articles** say otherwise, a *quorum* for all purposes is two **qualifying persons** who are entitled to vote unless

- each is a **qualifying person** only because he is authorised to act as the *company representative* in relation to the meeting and they are representatives of the same **company**, or
- each is a **qualifying person** only because he is appointed as *proxy* of a **shareholder** in relation to the meeting and they are *proxies* of the same **shareholder**

70 The procedure if there is no quorum

This Article 70 applies if a *quorum* is not present within five minutes of the time fixed for a General Meeting to start or within any longer period which the chairman of the meeting may decide If the meeting was called by **shareholders** it shall be dissolved Any other meeting shall be *adjourned* to any day, time and place stated in the notice of meeting If the notice does not provide for this, the meeting shall be *adjourned* to a day, time and place decided on by the chairman of the meeting

71 Adjourning meetings

71.1 The chairman of a meeting can *adjourn* the meeting, before or after it has started, and whether or not a *quorum* is present, if he considers that

- there is not enough room for the number of **shareholders** who wish to attend the meeting,
- the behaviour of the people present prevents, or is likely to prevent, the business of the meeting being carried out in an orderly way, or

- an *adjournment* is necessary for any other reason, so that the business of the meeting can be properly carried out

The chairman of the meeting does not need the consent of the meeting to *adjourn* it for any of these reasons to a time, date and place which he decides He may also *adjourn* the meeting to a later time on the same day or indefinitely If a meeting is *adjourned* indefinitely, the **Directors** will fix the time, date and place of the *adjourned* meeting

71.2 The chairman of a meeting can also *adjourn* a meeting which has a *quorum* present if this is agreed by the meeting This can be to a time, date and place proposed by the chairman of the meeting or the *adjournment* can be indefinite The chairman of the meeting must *adjourn* the meeting if the meeting directs him to In these circumstances the meeting will decide how long the *adjournment* will be and where it will *adjourn* to If a meeting is *adjourned* indefinitely, the **Directors** will fix the time, date and place of the *adjourned* meeting

71.3 Meetings can be *adjourned* more than once However, if a meeting is *adjourned* for at least 30 days or indefinitely, at least 14 **clear days'** notice must be given for the *adjourned* meeting in the same way as was required for the original meeting If a meeting is *adjourned* for less than 30 days, there is no need to give notice of the *adjourned* meeting or of the business to be considered there

71.4 A reconvened meeting can only deal with business that could have been dealt with at the meeting which was *adjourned*

72 Amending resolutions

72 1 Amendments can be proposed to any resolution if they are clerical amendments or amendments to correct some other obvious error in the resolution

72 2 No other amendments can be proposed to any *Special Resolution* or *Extraordinary Resolution*

72.3 Amendments to an *Ordinary Resolution* which are within the scope of the resolution can be proposed if

- notice of the proposed amendment is delivered to the **Registered Office** at least two **working days** before the day of the meeting, or *adjourned* meeting, or

- the chairman of the meeting decides that the amendment is appropriate for consideration by the meeting

No other amendment can be proposed to an *Ordinary Resolution*

72.4 If the chairman of a meeting, acting in good faith, rules an amendment out of order, any error in that ruling will not affect the validity of a vote on the original resolution

VOTING PROCEDURES

73 How votes are taken

73.1 If a resolution is put to the vote at a General Meeting, it will be decided by a *show of hands*, unless before or immediately after, the result of the *show of hands* is

declared by the chairman of the meeting or on the withdrawal of any other demand for a *poll*, a *poll* is demanded by

- the chairman of the meeting,
- at least five **shareholders** present in person or by *proxy* having the right to vote on the resolution, or
- one or more **shareholders** present in person or by *proxy* representing in aggregate not less than ten per cent of the voting rights of all **shareholders** having the right to vote on the resolution (excluding any voting rights attached to any shares held as treasury shares), or
- one or more **shareholders** present in person or by *proxy* holding shares conferring the right to vote on the resolution on which an aggregate sum has been paid up equal to not less than 10% of the total sum paid up on all the shares conferring that right (excluding shares conferring a right to vote on the resolution which are held as treasury shares)

73 2 A *proxy form* gives the *proxy* the authority to demand a *poll* or to join others in demanding one A demand for a *poll* made by a *proxy* for a **shareholder** is treated in the same way as a demand by the **shareholder** himself

73.3 A demand for a *poll* can be withdrawn if the chairman of the meeting agrees to this If a *poll* is demanded, and this demand is then withdrawn, any declaration by the chairman of the meeting of the result of a vote on that resolution by a *show of hands*, which was made before the *poll* was demanded, will stand

74 How a poll is taken

74.1 If a *poll* is demanded in the way allowed by the **Articles**, the chairman of the meeting decides where, when and how it will be carried out The result is treated as the decision of the meeting where the *poll* was demanded, even if the *poll* is carried out after the meeting

74.2 The chairman of a meeting can do any one or more of the following

- decide that a ballot or voting papers or tickets will be used,
- appoint scrutineers (who need not be **shareholders**), and
- *adjourn* the meeting to a day, time and place which he decides on for the result of the *poll* to be declared

74 3 If a *poll* is called, a **shareholder** can vote either personally or by his *proxy* If a **shareholder** votes on a *poll*, he does not have to use all of his votes, nor does he have to cast all of his votes in the same way

75 Where there cannot be a poll

A *poll* is not allowed on a vote to elect a chairman of a meeting Nor is a *poll* allowed on a vote to *adjourn* a meeting, unless the chairman of the meeting demands a *poll*

76 A meeting continues after a poll is demanded

A demand for a *poll* on a particular matter does not stop a meeting from continuing and dealing with other matters

77 Timing of a poll

A *poll* to *adjourn* the meeting must be taken immediately at the meeting Any other *poll* can either be taken immediately at the meeting or within 30 days and at a place decided on by the chairman of the meeting No notice is required for a *poll* which is not taken immediately

78 The chairman of meeting's casting vote

If the votes are equal either on a *show of hands* or a *poll*, the chairman of the meeting is entitled to a further casting vote in addition to any other vote or votes to which he may be entitled

79 The effect of a declaration by the chairman of the meeting

The following applies when there is a vote on a *show of hands* and no *poll* is demanded (or any demand for a *poll* is withdrawn) Any of the following declarations by the chairman of the meeting which is entered in the minute book is conclusive proof that

- a resolution has been carried,
- a resolution has been carried unanimously,
- a resolution has been carried by a particular majority,
- a resolution has been lost, or
- a resolution has been lost by a particular majority

There is no need to prove the number, or proportion, of votes recorded for or against a resolution

VOTING RIGHTS

80 The votes of shareholders

When a **shareholder** is entitled to attend a meeting and vote, he has only one vote on a *show of hands* A *proxy* (other than the chairman of the meeting in his capacity as a *proxy*) can vote on a *show of hands* but does not have more than one vote even if he is also a **shareholder** himself or is a *proxy* for more than one person When there is a *poll*, a **shareholder** (or his *proxy*) who is entitled to be present and to vote has one vote for every share which he holds This is *subject to* any *special rights* or restrictions which are given to any class of shares by, or under, the **Articles**

81 Shareholders who owe money to the Company

Unless the **Articles** say otherwise, the only people who can attend or vote at General Meetings are **shareholders** who have paid **the Company** all *calls* and all other sums relating to their shares which are due at the time of the meeting (or their *proxies*) This applies both to attending a meeting personally and to appointing a *proxy*

82 Failure to comply with a notice under Section 793 of the CA 2006

82.1 This Article 82 applies if any **shareholder**, or any person appearing to be interested in shares held by **that shareholder**, has been properly served with a notice under Section 793 of the **CA 2006**, requiring information about interests in shares, and has failed for a period of 14 days to supply to **the Company** the information required by that notice Then, unless the **Directors** otherwise decide, the **shareholder** is not, for as long as the failure continues, entitled to attend or vote either personally or by *proxy* at a **shareholders meeting** or to *exercise* any other right in relation to **shareholders meetings** as holder of

- the shares in relation to which the default occurred (called "**default shares**"),
- any further shares which are *issued* in respect of default shares, and
- any other shares held by the **shareholder** holding the default shares

82 2 Any person who acquires shares *subject to* restrictions under Article 82 1 is *subject to* the same restrictions, unless

- the transfer was an approved transfer (see Article 82 8), or
- the transfer was by a **shareholder** who was not himself in default in supplying the information required by the notice under Article 82 1 and a certificate in accordance with Article 82 3 is provided

82.3 If the default shares represent 0 25 per cent or more of the **existing shares** of a class, the **Directors** can in their absolute discretion by notice (called a "**direction notice**") to the **shareholder** direct that

- any dividend or part of a dividend or other money which would otherwise be payable on the default shares shall be retained by **the Company** without any *liability* to pay interest when such money is finally paid to the **shareholder**, and/or
- the **shareholder** shall not be entitled to elect to receive shares in place of dividends, and/or
- no transfer of any of the shares held by the **shareholder** in *certificated form* and, so far as it is permitted by the **Regulations**, no transfer of the shares held by the **shareholder** in *uncertificated form* shall be registered or effected, unless either
    - the transfer is an approved transfer (see Article 82 8), or
    - the **shareholder** is not himself in default as regards supplying the information required, and in this case
        - the transfer is of part only of his holding, and
        - when presented for registration, the transfer is accompanied by a certificate given by the **shareholder** This certificate must be in a form which is satisfactory to the **Directors** and state that, after due and careful enquiry, the **shareholder** is

satisfied that none of the shares included in the transfer are default shares

82.4 **The Company** must send a copy of the direction notice to each other person who appears to be interested in the shares covered by the notice but, if it fails to do so, this does not invalidate the direction notice

82 5 A direction notice has the effect which it states while the default resulting in the notice continues It ceases to apply when the **Directors** decide (which they must do within one week of the default being cured, otherwise it ceases to apply anyway) **The Company** must give the **shareholder** immediate written notice of the **Directors'** decision

82.6 A direction notice also ceases to apply to any shares which are transferred by a **shareholder** in a transfer which would be permitted under Article 82 3 even where a direction notice restricts transfers

82 7 For the purposes of this Article 82 a person is treated as appearing to be interested in any shares if the **shareholder** holding those shares has been served with a notice under Section 793 of the **CA 2006** and

- the **shareholder** has named that person as being so interested, or
- (after taking into account the response of the **shareholder** to that notice and any other relevant information) **the Company** knows or has reasonable cause to believe that the person in question is or may be interested in the shares

82 8 For the purposes of this Article 82, a transfer of shares is an "**approved transfer**" if

- it is a transfer of shares to an offeror under an acceptance of a takeover offer (as defined in Part 28 of the **CA 2006**), or
- the **Directors** are satisfied that the transfer is made in connection with a sale, in good faith, of the whole of the beneficial ownership of the shares to a party unconnected with the **shareholder** or with any person appearing to be interested in the shares This includes such a sale made through the **London Stock Exchange** or any other stock exchange outside the **United Kingdom** on which **the Company's** shares are normally traded For this purpose any associate (as that term is defined in Section 435 of the Insolvency Act 1986) is included in the class of persons who are connected with the **shareholder** or any person appearing to be interested in the shares

82.9 This Article 82 does not restrict in any way the provisions of the **CA 2006** which apply to failures to comply with notices under Section 793 of the **CA 2006** and in particular, **the Company** may apply to the court under Section 794(1) of the **CA 2006** whether or not the provisions in this Article 82 apply or have been applied

83 Votes of shareholders who are of unsound mind

This Article 83 applies where

- a **shareholder** is of unsound mind, and

- a court which claims jurisdiction to protect people who are unable to manage their own affairs has made an order about the **shareholder**

The person or people appointed to act for the **shareholder** can vote for the **shareholder** and *exercise* other **rights** at General Meetings This includes appointing a *proxy*, voting on a *show of hands* and voting on a *poll* However, it only applies if any evidence which the **Directors** may require of the authority of the person or people appointed to act for the **shareholder** to do these things is delivered to the office where the **Register** is kept at least 48 hours before the relevant meeting (or *adjourned* meeting)

84 The votes of joint holders

This Article 84 applies to a share held by joint **shareholders** If more than one of the joint **shareholders** votes, the only vote which will count is the vote of the person who is the first named on the **Register** of the voting joint **shareholders** for that share

85 Completing proxy forms

85.1 A *proxy form* can be in any form (including **electronic form**) which the **Directors** approve

85 2 *Subject to* Article 86, a *proxy form* must be **in writing** A *proxy form* given by an individual must be signed by the **shareholder** appointing the *proxy* or by an *attorney* who has been properly appointed **in writing** If a *proxy* is appointed by a **company**, the *proxy form* should be either sealed with **the company's** seal or signed by an *officer* or an *attorney* who is properly authorised to act on behalf of **the company** Signatures need not be witnessed

85.3 A **shareholder** may appoint more than one *proxy* in relation to a General Meeting, provided that each *proxy* is appointed to *exercise* the **rights** attached to a different share or shares held by him and if he does, he shall specify the number of shares in respect of which each *proxy* is entitled to *exercise* the related votes

85.4 If a **shareholder** appoints more than one *proxy* and the *proxy forms* appointing those *proxies* would give those proxies the apparent right to *exercise* votes on behalf of the **shareholder** in a General Meeting over more shares than are held by the **shareholder**, then each of those *proxy forms* will be invalid and none of the *proxies* so appointed will be entitled to attend, speak or vote at the General Meeting

85.5 A *proxy* need not be a **shareholder**

86 Electronic proxies

The **Directors** may allow a *proxy* to be appointed by **electronic means**, *subject to* any limitations, conditions or restrictions that they decide Such appointment shall be delivered to **the Company** in a manner specified by the **Directors** If, and to the extent that, they decide to allow appointments to be made in this way, provisions of the **Articles** which are inconsistent with this method of appointment shall be of no effect in relation to those appointments The **Directors** may require any evidence they think appropriate to satisfy themselves that an appointment by **electronic means** is authentic

87 Delivering proxy forms

87.1 A *proxy* form

- must be delivered to a **proxy notification address** not less than 48 hours before the time fixed for holding the meeting or *adjourned* meeting,
- in the case of a *poll* taken more than 48 hours after it was demanded, must be delivered to a **proxy notification address** not less than 24 hours before the time fixed for the taking of the *poll*, or
- in the case of a *poll* which is not taken at the meeting at which it is demanded but is taken 48 hours or less after it is demanded must be delivered to
  - a **proxy notification address** not less than 48 hours before the time fixed for holding the meeting, or
  - a **proxy notification address** by such time as the chairman of the meeting may direct at the meeting at which the *poll* is demanded

87 2 If a *proxy form* is signed by an *attorney*, the *power of attorney* or other authority relied on to sign it (or a copy which has been certified by a notary or an *office copy*) must be delivered with the *proxy form*, unless the *power of attorney* has already been registered with **the Company**

87.3 If Article 82 is not complied with, the *proxy* will not be able to act for the person who appointed him

87.4 If a *proxy form* which relates to several meetings has been properly delivered for one meeting, or *adjourned* meeting, it does not need to be delivered again for any later meeting which the *proxy form* covers

88 Revocation of proxies

88.1 Any vote cast in the way a *proxy form* authorises or any demand for a *poll* made by a *proxy* will be valid even though

- the person who appointed the *proxy* has died or is of unsound mind,
- the *proxy form* has been *revoked*, or
- the authority of the person who signed the *proxy form* for the **shareholder** has been *revoked*

However, this does not apply if written notice of the fact has been received at a **proxy notification address**

- 48 hours before the time fixed for holding the meeting or *adjourned* meeting,
- in the case of a *poll* taken more than 48 hours after it was demanded, not less than 24 hours before the time fixed for the taking of the *poll*,

- in the case of a *poll* which is not taken at the meeting at which it is demanded but is taken 48 hours or less after it is demanded, before the time fixed for the taking of the *poll*

89 Proxies speaking at meetings

A *proxy* shall be entitled to speak at a meeting

90 Company representatives

90.1 A **corporation** which is a **shareholder** can authorise any person to act as its representative at any **shareholders meeting** which it is entitled to attend This person is called a "**company representative**" The directors of that corporation must pass a resolution to appoint the *company representative* If the governing body of that corporation is not a board of directors, the resolution can be passed by its governing body

90.2 The **Directors** can require evidence of the authority of a *company representative*

90.3 Any vote cast by a *company representative* and any demand by him for a *poll* is valid even though he is, for any reason, no longer authorised to represent the corporation However, this does not apply if written notice of the fact that he is no longer authorised has been received at the office where the **Register** is kept before the deadline which applies to notice of revocation of *proxies* under Article 88

91 Challenging votes

Any objection to the right of any person to vote must be made at the meeting (or *adjourned* meeting) or *poll* at which the vote is cast If a vote is not disallowed at a meeting or *poll*, it is valid for all purposes Any objection must be raised with the chairman of the meeting His decision is final

DIRECTORS

92 The number of Directors

There must be at least 10 **Directors** *Subject to* there being at least two **Directors**, the **shareholders** can vary this minimum, or impose a maximum, by passing an *Ordinary Resolution*

93 Directors' fees and expenses

The total fees paid to all of the **Directors** (but excluding any payments made under Articles 94, 95 or 96) must not exceed

- £4,000,000 a year, or
- any higher sum decided on by an *Ordinary Resolution* at a General Meeting

93 1 Unless an *Ordinary Resolution* is passed saying otherwise, the fees will be divided between some or all of the **Directors** in the way that they decide If they fail to decide, the fees will be shared equally by the **Directors**, except that any **Director** holding office as a **Director** for only part of a year is only entitled to a pro rata share covering that part of the year

93 2 **Directors** are not entitled to receive a pension from **the Company** simply because they are acting as **Directors** A **Director** may only receive a pension if he is also an *officer*, executive or employee of **the Company**

94 Other remuneration

94.1 The **Directors** can award other remuneration in addition to that paid under Article 93 to any **Director** who

- holds any executive post,
- acts as **Chairman** or Vice Chairman,
- serves on any committee of the **Directors**, or
- performs any other services which the **Directors** consider to extend beyond the ordinary duties of a **Director**

94 2 This other remuneration can take the form of salary, commission or other benefits or can be paid in some other way

95 Directors' expenses

In addition to any fees or expenses paid under Articles 93 or 94, the **Directors** can also repay to a **Director** all reasonable expenses incurred

- to attend and return from General Meetings,
- to attend and return from **Directors'** meetings,
- to attend and return from meetings of committees of the **Directors**, or
- in other ways in connection with **the Company's** business

96 Directors' pensions and other benefits

As long as there is no conflict with Article 93 2, it is entirely for the **Directors** to decide whether to award

- pensions,
- annual payments,
- gratuities, or
- other allowances or benefits

to any people who are, or who were, **Directors** The **Directors** can decide to contribute to any scheme or fund or to pay premiums to a third party for these purposes

97 Appointing Directors to various posts

97.1 The **Directors** can appoint any **Director** as **Chairman** or Vice Chairman or to any executive position they decide on As far as the **legislation** allows this, they can decide on how long these appointments will be for and on their terms They can also vary or end such appointments

97.2 A **Director** who holds an executive appointment will automatically cease to be a **Director** if he no longer holds any executive appointment and the other **Directors** resolve that he should stop being a **Director** An executive appointment means any paid employment or office (other than as a **Director**) with **the Company** or any of its ***holding companies*** or *subsidiary undertakings* If a person ceases to be a **Director** because of this Article 97 2, this does not prejudice any claim for breach of contract against **the Company** which may otherwise apply

97.3 The **Directors** can give a **Director** appointed to an executive post any of the powers which they jointly have as **Directors** These powers can be given on terms and conditions decided on by the **Directors** either in parallel with, or in place of, the powers of the **Directors** acting jointly The **Directors** can change the basis on which such powers are given or withdraw such powers from the executive

CHANGING DIRECTORS

98 Retiring by rotation

At every Annual General Meeting one third of the current **Directors** must retire as **Directors** If one third is not a whole number, the number of **Directors** to retire is the number which is nearest to, but smaller than, one third No **Director** shall continue to hold office as a **Director** after the third Annual General Meeting following his election or re-election, as the case may be, without submitting himself for re election at the said third Annual General Meeting See also Articles 103 1 and 103 2

99 Selecting the Directors to retire by rotation

This Article 99 states which **Directors** must retire at an Annual General Meeting under Article 98

- first, any Director who wants to retire at the meeting, and who does not want to be re elected,
- secondly, any Director who has not been elected or re elected at either of the last two Annual General Meetings, and
- finally, those **Directors** who have been **Directors** longest since they were last elected If there are **Directors** who were last elected on the same date, they can agree on who is to retire If they do not agree, they must draw lots to decide

100 Re electing a Director who is retiring

100.1 At the General Meeting at which a **Director** retires the **shareholders** can pass an *Ordinary Resolution* to re elect the **Director** or to elect some other eligible person in his place

100 2 A **Director** retiring at a General Meeting retires at the end of that meeting unless the **legislation** requires him to retire at some other time Where a retiring **Director** is re elected he continues as a **Director** without a break

101 Election of two or more Directors

A single resolution for the election of two or more **Directors** is void unless the putting of the resolution in this form has been approved by an earlier procedural vote taken at the General Meeting, with no votes cast against

102 People who can be Directors

Only the following people can be elected as **Directors** at a General Meeting

- a **Director** who is retiring at the meeting,
- a person who is recommended by the **Directors**, or
- any other person who has been proposed for election or re election In this case, a notice must be delivered to the **Registered Office** by a **shareholder** entitled to attend and vote at the meeting at least seven days before the meeting but not more than 42 days before The person nominated must confirm **in writing** that he is willing to be elected and his confirmation must be included with the notice

103 The power to fill vacancies and appoint extra Directors

103.1 The **Directors** can appoint any person as an extra **Director** or as a replacement for another **Director** Any Director appointed in this way must retire at the first Annual General Meeting after his appointment At this Annual General Meeting he can be elected by the **shareholders** as a **Director** A **Director** who retires in this way is not taken into account in deciding which and how many **Directors** should *retire by rotation* at the Annual General Meeting (see Article 99)

103 2 At a General Meeting, the **shareholders** can also pass an *Ordinary Resolution*

- to fill a vacancy where a **Director** has stopped being a **Director** for some reason, or
- to appoint an extra **Director**

104 Removing and appointing Directors by an Ordinary Resolution

104.1 The **shareholders** can pass an *Ordinary Resolution* to remove a **Director**, even though his time in office has not ended This applies despite anything else said in the **Articles** or in any agreement between **the Company** and any **Director** Special notice of the resolution must be given to **the Company** as required by the **legislation** But if a **Director** is removed in this way, it will not affect any claim which he may have for damages for breach of any contract of service he may have with **the Company**

104.2 The **shareholders** can pass an *Ordinary Resolution* to appoint a person to replace a **Director** who has been removed in this way A person appointed under this Article 104 2 to replace a **Director** who has been removed retires by rotation under Article 98 when the Director he replaces would have been due to retire If no **Director** is appointed under this Article 104 2, the vacancy can be filled under Article 103

105 When Directors are disqualified

Any **Director** automatically stops being a **Director** in any one or more of the following circumstances

- if he is an executive director and his appointment as an executive director is terminated or expires and the other **Directors** resolve that he should stop being a **Director**,
- if a bankruptcy order is made against him,
- if he makes any arrangement or composition with his creditors or applies for an interim order under Section 253 of the Insolvency Act 1986 in connection with a voluntary arrangement under that Act,
- if he becomes of unsound mind,
- if he has missed **Directors'** meetings for a continuous period of six months, without permission from the **Directors**, and the **Directors** pass a resolution stating that he has ceased to be a **Director**,
- if he is prohibited from being a **Director** under the **legislation**,
- if he gives **the Company** a letter of resignation, or
- if at least 75 per cent of the **Directors** pass a resolution, or sign a notice, requiring the **Director** to resign He will stop being a **Director** when the notice is served on him But if a **Director** is removed in this way this is an act of **the Company** which does not affect any claim for damages for breach of any contract of service which he may have with **the Company**

DIRECTORS' MEETINGS

106 Directors' meetings

The **Directors** can decide when to have meetings and how they will be conducted and on the *quorum* They can also *adjourn* the **Directors'** meetings

107 Who can call Directors' meetings

A **Directors'** meeting can be called by any **Director** or by the **Secretary** The **Secretary** must also call a **Directors'** meeting if a **Director** requests a **Directors'** meeting

108 How Directors' meetings are called

Directors' meetings are called by serving a notice on all the **Directors** Notice may be given to a **Director** personally, verbally or given in **hard copy form** or in **electronic form** to him at such address as the **Director** may from time to time specify (or if none is specified, at his last known address) Any **Director** can waive notice of any **Directors'** meeting, including one which has already taken place A **Director** will be treated as having waived his entitlement to notice unless he has supplied **the Company** with the information necessary to ensure that he receives notice of a meeting before it takes place

109 Quorum

If no other *quorum* is fixed, two **Directors** are a *quorum* A **Directors'** meeting at which a *quorum* is present can *exercise* all the powers and discretions exercisable by the **Directors** as a whole

110 The chairman of Directors' meetings

The **Directors** can elect any **Director** as **Chairman** or as one or more Vice Chairman for such periods as the **Directors** decide If the **Chairman** is at a **Directors'** meeting, he will chair it In his absence, the chair will be taken by a Vice Chairman, if one is present If more than one Vice Chairman is present, the Vice Chairman longest in office will take the chair, unless the **Directors** decide otherwise If there is no **Chairman** or Vice Chairman present within five minutes of the time when the **Directors'** meeting is due to start, the **Directors** who are present can choose which one of them will be the chairman of the meeting

111 Voting at Directors' meetings

111 1 *Subject to* Article 111 2, matters for decision which arise at a **Directors'** meeting will be decided by a majority vote If votes are equal, the chairman of the meeting has a second, casting vote

111.2 Any decision to move the location of the Head Office and/or the corporate headquarters of the **Group** and/or the registered office of **the Company** from Edinburgh must be approved by all the **Directors** who hold office at that time

112 Directors can act even if there are vacancies

The **Directors** can continue to act even if one or more of them stops being a **Director** But if the number of **Directors** falls below the minimum which applies under Article 92 (including any change to that minimum number approved by an *Ordinary Resolution* of **shareholders**), the remaining **Director(s)** will, as soon as is convenient

- either appoint further **Director(s)** to make up the shortfall, or
- convene a General Meeting for the sole purpose of appointing extra **Director(s)** but not for any other purpose

If no **Director** or **Directors** are willing or able to act under this Article 112, any two **shareholders** can call a General Meeting to appoint extra **Director(s).**

113 Directors' meetings by electronic means or by telephone

Any or all of the **Directors**, or members of a committee, can take part in a meeting of the **Directors** or of a committee by way of a conference telephone or by other means (whether electronically or otherwise) which allows everybody to take part in the meeting by being able to hear (or otherwise receive real time communications made by) each of the other people at the meeting and by being able to address all of them at the same time (or otherwise communicate in real time with them) Taking part in this way will be counted as being present at the meeting These meetings will be treated as taking place where most of the participants are (or where the chairman is if there is no majority in any one place)

114 Resolutions in writing

This Article 114 applies to a written resolution which is signed by all of the **Directors** who are in the **United Kingdom** at the time and who would be entitled to vote on the resolution at a **Directors'** meeting A written resolution will be valid at the time it is signed by the last **Director** This kind of resolution is just as valid and effective as a resolution passed by those **Directors** at a meeting which is properly called and held The resolution may be contained in one document or communication in **electronic form** or in several documents or communications in **electronic form** (in like form) if each document is signed or approved by one or more **Directors**

For the purpose of this Article

- the signature or approval of an alternate **Director** (if any) shall suffice instead of the signature of the **Director** appointing him, and

- the signature or approval of a **Director** or an alternate **Director** shall be given in **hard copy form** or in **electronic form**

115 The validity of Directors' actions

Everything which is done by any **Directors'** meeting, or by a committee of the **Directors**, or by a person acting as a **Director**, or as a member of a committee, will be valid even though it is discovered later that any **Director**, or person acting as a **Director**, was not properly appointed This also applies if it is discovered later that anyone was disqualified from being a **Director**, or had ceased to be a **Director**, or was not entitled to vote In any of these cases in favour of anyone dealing with **the Company** in good faith anything done will be as valid as if there was no defect or irregularity of the kind referred to in this Article 115

DIRECTORS' INTERESTS

116 Directors' interests in transactions with the Company

116 1 If the **legislation** allows and he has disclosed the nature and extent of his interest to the **Directors**, a **Director** can do any one or more of the following

- have any kind of interest in any existing or proposed contract, transaction or arrangement with or involving **the Company**,

- have any kind of interest in any existing or proposed contract, transaction or arrangement with or involving another **company** in which **the Company** has some interest, and

- alone, or through some firm with which he is associated, do paid professional work for **the Company** (other than as **Auditor**)

116.2 A **Director** does not have to hand over to **the Company** any benefit he receives as a result of anything allowed under Article 116 1

117 When Directors can vote on things which they are interested in

117.1 Unless the **Articles** say otherwise, a **Director** cannot cast a vote on any contract, transaction, arrangement or any other kind of proposal in which he has an interest

and which he knows is material For this purpose, interests of a person who is connected with a **Director** under Section 252 of the **CA 2006** are added to the interests of the **Director** himself Interests purely as a result of an interest in **the Company's** shares, *debentures* or other securities are disregarded A **Director** may not be included in the *quorum* of a meeting in relation to any resolution he is not allowed to vote on

117.2 However, a **Director** can vote, and be counted in the *quorum*, on any resolution about any of the following things, as long as the only material interest he has in it is included in the following list

- a resolution about giving him, or any other person, any security or any *indemnity* for any money which he, or that other person, has lent at the request, or for the benefit, of **the Company**, any of its ***holding companies*** or any of its ***subsidiaries***,

- a resolution about giving him, or any other person, any security or any *indemnity* for any *liability* which he, or that other person, has incurred at the request, or for the benefit of, **the Company**, any of its ***holding companies*** or any of its ***subsidiaries***,

- a resolution about giving any security or any *indemnity* to any other person for a debt or obligation which is owed by **the Company**, any of its ***holding companies*** or any of its ***subsidiaries***, to that other person, if the **Director** has taken responsibility for some or all of that debt or obligation The **Director** can take this responsibility by giving a guarantee, *indemnity* or security,

- indemnification (including loans made in connection with it) by **the Company** in relation to the performance of his duties on behalf of **the Company** or any of its ***holding companies*** or any of its ***subsidiaries***,

- a resolution about any proposal relating to an offer of any shares or *debentures* or other securities for subscription or purchase by **the Company**, any of its ***holding companies*** or any of its ***subsidiaries***, if the **Director** takes part because he is a holder of shares, *debentures* or other securities, or if he takes part in the *underwriting* or sub *underwriting* of the offer,

- a resolution about any proposal involving any other **company** if the **Director** (together with any person connected with the **Director** under Section 252 of the **CA 2006**), does not to his knowledge hold, directly or indirectly as **shareholders** or through his direct or indirect holdings of financial instruments (within the meaning of Chapter 5 of the **Disclosure and Transparency Rules**) voting rights representing one per cent or more of any class of shares in the capital of **that company;**

- any arrangement for the benefit of employees of **the Company**, any of its ***holding companies*** or any of its ***subsidiaries*** which only gives him benefits which are also generally given to the employees to whom the arrangement relates, or

- a resolution about any proposal relating to any insurance which **the Company** can buy and renew for the benefit of **Directors** or of a group of people which includes **Directors**

117.3 This Article 117 3 applies if the **Directors** are considering proposals about appointing two or more **Directors** to positions with **the Company** or any **company** in which **the Company** is interested It also applies if the **Directors** are considering setting or changing the terms of their appointment These proposals can be split up to deal with each **Director** separately If this is done, each **Director** can vote and be included in the *quorum* for each resolution, except the one concerning him But he cannot vote if the resolution relates to appointing him to a **company** which **the Company** is interested in if he has voting rights of one per cent or more in that **company** (in the manner described in Article 117 2)

117 4 If any question comes up at a meeting about whether a **Director** has a material interest, or whether he can vote, and the **Director** does not agree to abstain from voting on the issue, the question shall be referred to the chairman of the meeting (or, in the case of the chairman of the meeting, to the Vice Chairman) The chairman of the meeting's or Vice Chairman's ruling about any other **Director** is final and conclusive, unless the nature and extent of the **Director's** interests have not been fairly disclosed to the **Directors**

118 More about Directors' interests

For the purpose of Articles 116 and 117

- a general notice given to the **Directors** that a **Director** has an interest of the kind stated in the notice in any contract, transaction or arrangement involving any **company** or person identified in the notice is treated as a standing disclosure that the **Director** has that interest, and
- interests which are unknown to the **Director** and which it is unreasonable to expect him to know about are ignored

DIRECTORS' COMMITTEES

119 Delegating powers to committees and sub committees

119.1 The **Directors** can delegate any of their powers or discretions to committees of two or more natural persons This includes powers or discretions relating to **Directors' pay** or giving benefits to **Directors** If the **Directors** have delegated any power or discretion to a committee, any references in the **Articles** to using that power or discretion include its use by the committee Any committee must comply with any regulations laid down by the **Directors** These regulations can require or allow people who are not **Directors** to be appointed to the committee or, where the terms of the appointment of the committee permit it, co opted onto the committee, and can give voting rights to co opted members

119.2 The **Directors** may *revoke* or vary any such delegation and discharge any committee wholly or in part but this will not affect any person who acts in good faith who has not had any notice of any cancellation or change

119.3 Unless the **Directors** decide not to allow this, a committee can sub delegate powers and discretions to sub committees or without prejudice to Article 122, to any individual or individuals References in the **Articles** to committees include sub committees permitted under this Article 119 3

120 Committee procedure

The **Articles** which regulate **Directors'** meetings and their procedure, including, for the avoidance of doubt, the power to act by written resolution, will also apply to committee meetings (if they can apply to committee meetings), unless these are inconsistent with any regulations for the committee which have been laid down under Article 119

DIRECTORS' POWERS

121 The Directors' management powers

121.1 The **Directors** shall conduct and manage **the Company's** business They can use all **the Company's** powers But this does not apply where the **Articles** or the **legislation** say that powers can only be used by the **shareholders** voting to do so at a General Meeting The general management powers under this Article 121 are not limited in any way by specific powers given to the **Directors** by other **Articles**

121 2 The **Directors** are, however, *subject to*

- the provisions of the **legislation**,
- the requirements of the **Articles**, and
- any regulations laid down by the **shareholders** by passing a *Special Resolution* at a General Meeting

However, if the **shareholders** lay down any regulation relating to something which the **Directors** have already done which was within their powers, that regulation cannot invalidate the **Directors'** previous action

122 The power to appoint managers or agents

122 1 The **Directors** can appoint, remove and re appoint managers or agents of **the Company** either in or outside the **United Kingdom**

122 2 The **Directors** may

- delegate any of their authority, powers or discretions to any manager or agent of **the Company**,
- allow managers or agents to delegate to another person,
- remove any people they have appointed in any of these ways, and
- cancel or change anything that they have delegated, although this will not affect anybody who acts in good faith who has not had any notice of any cancellation or change

122 3 Any appointment or delegation by the **Directors** which is referred to in this Article 122 can be on any conditions decided on by the **Directors**

123 The power to appoint attorneys

123.1 The **Directors** can appoint anyone (including the members of a group which changes over time) as **the Company's** *attorneys* by granting a *power of attorney* or by authorising them in some other way The *attorneys* can either be appointed directly by the **Directors** or the **Directors** can give someone else the power to select *attorneys* The **Directors** or the persons who are authorised by them to select *attorneys* can decide on the purposes, powers, authorities and discretions of *attorneys* But they cannot give an *attorney* any power, authority or discretion which the **Directors** do not have under the **Articles**

123.2 The **Directors** can decide how long a *power of attorney* will last for and attach any conditions to it The *power of attorney* can include any provisions which the **Directors** decide on for the protection and convenience of anybody dealing with the *attorney* The *power of attorney* can allow the *attorney* to grant any or all of his power, authority or discretion to any other person

124 Signature on cheques etc

All cheques, promissory notes, drafts, bills of exchange and other negotiable or transferable *instruments* and all receipts for money paid to **the Company** can be signed, drawn, accepted, endorsed or made legally effective in any manner the **Directors** resolve

125 Borrowing powers

As far as the **legislation** allows, the **Directors** may *exercise* all the powers of **the Company**

- to borrow money,
- to mortgage or charge all or any of **the Company's** undertaking, property (present and future) and uncalled capital,
- to *issue debentures* and other securities, and
- to give security either outright or as collateral security for any debt, *liability* or obligation of **the Company** or of any third party

126 Provision for employees

The **Directors** may *exercise* any of the powers conferred by the **legislation** to make provision for the benefit of any persons employed or formerly employed by **the Company** or any of its ***subsidiaries*** in connection with the cessation or the transfer to any person of the whole or part of the undertaking of **the Company** or any of its ***subsidiaries***

ALTERNATE DIRECTORS

127 Alternate Directors

127 1 Any **Director** (other than an alternate **Director**) may appoint any person (including another **Director**) to act in his place (called an "**alternate Director**") That appointment requires the approval of the **Directors**, unless previously approved by the **Directors** or unless the appointee is another **Director** A **Director** appoints an

alternate **Director** by delivering a signed appointment to the **Registered Office** or by tabling it at a meeting of the **Directors**

127 2 The appointment of an alternate **Director** ends on the happening of any event which, if he were a **Director**, would cause him to vacate that office It also ends if his appointor stops being a **Director**, unless that **Director** retires at a General Meeting at which he is re elected again A **Director** can also remove his alternate **Director** by a written notice delivered to the **Registered Office** or tabled at a meeting of the **Directors** This notice must also be copied to the alternate **Director**, but will be effective whether or not it has been received by the alternate **Director**

127.3 An alternate **Director** is entitled to receive notices of meetings of the **Directors** and of committees of the **Directors** of which his appointer is a member in accordance with these **Articles** He is entitled to attend and vote as a **Director** at any meeting at which the **Director** appointing him is not personally present and generally at that meeting is entitled to perform all of the functions of his appointor as a **Director** The provisions of the **Articles** regulating the meeting apply as if he (instead of his appointor) were a **Director** If he is himself a **Director** or attends any meeting as an alternate **Director** for more than one **Director**, he can vote for himself and for each other **Director** he represents but he may not be counted more than once for the purposes of the *quorum* If the **Directors** decide to allow this, this Article 127 3 also applies in a similar fashion to any meeting of a committee of which his appointor is a member Except as set out in this Article 127, an alternate **Director**

- does not have power to act as a **Director**,
- is not deemed to be a **Director** for the purposes of the **Articles**, and
- is not deemed to be the agent of his appointor

127.4 An alternate **Director** is entitled to contract and be interested in and benefit from contracts, transactions or arrangements and to be repaid expenses and to be indemnified to the same extent as if he were a **Director** However, he is not entitled to receive from **the Company** as an alternate **Director** any **pay**, except for that part (if any) of the **pay** otherwise payable to his appointor as his appointor may tell **the Company in writing** to pay to his alternate **Director**

MINUTES

128 Keeping minutes

The **Directors** will make sure that proper minutes are kept of

- the resolutions, proceedings and names of people who attend **Directors'** meetings and **Directors'** committees, and
- the proceedings, resolutions and business and any orders made at any General Meetings or class meetings

These minutes must be recorded in minute books If a minute has apparently been signed by the chairman of the meeting, or by the chairman of the meeting which approves the minutes, this minute will prove what it records without any need for any further proof

THE SECRETARY

129 The Secretary and deputy and assistant secretaries

129.1 The **Secretary** (but not any deputy or assistant secretary) is appointed by the **Directors** The **Directors** shall decide on the terms and period of his appointment The **Directors** may also remove him from office, but this does not affect any claim for damages against **the Company** for breach of any contract of employment he may have with **the Company** The **Directors** may appoint two or more people to be joint **Secretaries**

129.2 Anything which the **Articles** require or allow to be done by the **Secretary** can also be done by any deputy or assistant secretary

THE SEAL AND EXECUTION OF DOCUMENTS

130 The Seal and execution of documents

130.1 The **Directors** are responsible for arranging for the **Seal** and any **Securities Seal** to be kept safely **The Seal** and any **Securities Seal** can only be used with the authority of the **Directors** or of a committee authorised by the **Directors** but that authority may consist of an instruction or approval given in **hard copy form** or in **electronic form** The **Securities Seal** can be used only for sealing securities *issued* by **the Company** in *certificated form* and documents creating or evidencing securities *issued* by it

130.2 Every document which is sealed using the **Seal** or the **Securities Seal** (other than a certificate for any securities *issued* by **the Company** in *certificated form* see Article 28) must be signed by one **Director** and the **Secretary** or by two **Directors** or by one **Director** in the presence of a witness who attests the signature or by any other person or persons authorised by a resolution of the **Directors** The **Directors** may resolve that the **Seal** or, *subject to* Article 130 1, the **Securities Seal** may be attached to any document or type of document

130 3 The **Directors** can use all the powers given by the **legislation** relating to official seals for use abroad

130.4 *Subject to* the **legislation**, documents to be granted or executed by **the Company** may be signed or (as the case may be) subscribed by a **Director** or by the **Secretary** or by some other authorised person or persons on its behalf A person may be authorised by the **Directors** or by a committee authorised by the **Directors** or by a person so authorised by the **Directors** or such a committee Provided that this Article 130 4 is without prejudice to any other manner of execution of documents permitted or prescribed by the **legislation**

130.5 The **Directors** may resolve that the requirement for any counter signature in Article 130 2 may be dispensed with on any occasion

130.6 Certificates for *debentures* or other securities of **the Company** may be printed in any way and may be sealed and/or signed in any manner allowed by this Article 130 or by Article 28 7

AUTHENTICATING DOCUMENTS

131 Establishing that documents are genuine

131.1 Any **Director** or the **Secretary**, has power to authenticate any of the following things, and to certify copies or extracts from them as true copies or extracts

- any documents relating to **the Company's** constitution,
- any resolutions passed by the **shareholders**, or by the **Directors** or by a committee of the **Directors**, and
- any books, documents, records or accounts which relate to **the Company's** business

131 2 The **Directors** can also give this power to others When any books, documents, records and accounts are not kept at the **Registered Office**, the *officer* of **the Company** who holds them is treated as a person who has been authorised by the **Directors** to authenticate any of them and to provide certified copies or extracts from them

131.3 Unless the **legislation** prevents it, any books, documents or records which are held by **the Company** in **electronic form** are valid books, documents or records and can be authenticated under this Article 131 as if they were books, documents or records held in **hard copy form**

RESERVES

132 Setting up reserves

The **Directors** can set aside any profits of **the Company** and hold them in a *reserve* The **Directors** can decide to use these sums for any purpose for which the profits of **the Company** can lawfully be used Sums held in a *reserve* can either be employed in the business of **the Company** or be invested The **Directors** can divide the *reserve* into separate funds for special purposes and alter the funds into which the *reserve* is divided The **Directors** can also carry forward any profits without holding them in a *reserve* The **Directors** must comply with the restrictions under the **legislation** which relate to *reserve* funds

133 Assets bought as from a past date

This Article 133 applies if the **legislation** allows this and the **Directors** decide to deal with profits, losses, dividends or interest as this Article 133 allows Where any *asset*, business or property is bought by **the Company** as from a past date (whether that date is before or after the incorporation of **the Company**), any of the profits and losses can be added to **the Company's** revenue account and treated for all purposes as profits or losses of **the Company** Similarly, where shares or other securities are purchased with any dividend or interest, any such dividend or interest can be treated as revenue, rather than being treated as a capital item

DIVIDENDS

134 Final dividends

The Company's shareholders can *declare* dividends by passing an *Ordinary Resolution* No such dividend can exceed the amount recommended by the **Directors**

135 Fixed and Interim dividends

135.1 If the **Directors** consider that the profits of **the Company** justify such payments, they can

- pay the fixed dividends on any class of shares carrying a fixed dividend, including a dividend fixed by reference to or linked to a variable or floating rate or determined by or linked to a formula or index, on the dates prescribed for the payment of those dividends, and
- pay interim dividends on shares of any class of any amounts and on any dates and for any periods that they decide

135.2 If the **Directors** act in good faith, they are not liable to the holders of any shares for any loss they may suffer because a lawful dividend has been paid under this Article 135 on other shares which *rank* equally with or behind their shares

136 Distributions in kind

If the **Directors** recommend this, **the Company's shareholders** can pass an *Ordinary Resolution* to direct all or part of a dividend to be paid by distributing specific *assets* (and, in particular, **paid up shares** or *debentures* of any other **company)** The **Directors** must give effect to this resolution Where any difficulty arises on such a distribution, the **Directors** can settle it as they decide In particular, they can

- *issue* fractional shareholdings,
- value *assets* for distribution purposes,
- pay cash of a similar value to adjust the rights of **shareholders**, and/or
- vest any *assets* in *trustees* for more than one **shareholder**

137 No dividends are payable except out of profits

No dividend can be paid otherwise than out of profits available for distribution under the **legislation**

138 Apportioning dividends

All dividends will be divided and paid in proportions based on the amounts which have been paid up on the shares during any period for which the dividend is paid Sums which have been paid up in advance of *calls* count as paid up for this purpose If the terms of any share say that it will be entitled to a dividend as if it were a fully paid up, or partly paid up, share from a particular date (in the past or the future), it will be entitled to a dividend on this basis This Article 138 applies unless the **rights** attached to any shares, or the terms of any shares, say otherwise

139 Deducting amounts owing from dividends and other money

If a **shareholder** owes any money for *calls* on shares or money relating in any other way to shares, the **Directors** can deduct any of this money from

- any dividend on any shares held by the **shareholder**, or
- any other money payable by **the Company** in connection with the shares

Money deducted in this way can be used to pay amounts owed to **the Company** in connection with the shares

140 Payments to shareholders

140.1 Any dividend or other money payable relating to a share can be paid by cheque or warrant payable to the **shareholder** who is entitled to it or to someone else named in a written instruction from the **shareholder** (or all joint **shareholders**) and in respect of a share held in uncertificated form can be paid using the facilities of a *relevant system* (subject to the facilities and requirements of the *relevant system*) A dividend or such other money can also be paid by inter bank transfer or by other electronic means directly to an account with a bank or other financial institution (or other organisation operating deposit accounts) or by such other means and to such other persons as determined by the **Directors** and specified in the terms of issue of the relevant shares A dividend or other money can also be paid in some other way agreed between the **shareholder** (or all joint **shareholders**) and **the Company**

140.2 For joint **shareholders** or persons jointly *entitled* to *shares by law*, **the Company** can rely on a receipt for a dividend or other money paid on shares from any one of them on behalf of all of them

140 3 Cheques and warrants are sent, and payment in any other way is made, at the risk of the person who is entitled to the money **The Company** is treated as having paid a dividend if the cheque or warrant is cleared

140 4 Unless the **rights** attached to any shares, or the terms of any shares, or the **Articles** say otherwise, a dividend or any other money payable in respect of a share can be paid in whatever currency the **Directors** decide

140.5 No dividend or other sum payable by **the Company** on or in respect of its shares carries a right to interest from **the Company**

140 6 **The Company** may cease to send any cheque or warrant (or to use any other method of payment) for any dividend payable in respect of a share if

(a) in respect of at least two consecutive dividends payable on that share the cheque or warrant has been returned undelivered or remains uncashed (or that other methods of payment have failed), and

(b) following one such occasion, reasonable enquiries have failed to establish any new address of the holder

but, *subject to* the provisions of these Articles may recommence sending cheques or warrants (or using another form of payment) for dividends payable on that share if the person(s) entitled so request(s)

141 Record dates for payments and other matters

Any dividend on any shares can be paid to the registered holder or holders of the shares, at the close of business on a particular day stated in the resolution passed for payment of the dividend It will be based on the number of shares registered on that day This Article 141 applies whether what is being done is the result of a resolution of the **Directors** or a resolution passed at a General Meeting The date can be before any relevant resolution was passed This Article 141 does not affect the rights between past and present **shareholders** to payments or other benefits

142 Dividends which are not claimed

The **Directors** can decide to pay unclaimed dividends or dividends on Unclaimed Shares as defined in Article 61 1 or Unclaimed Preference Shares as defined in Article 61 2 into a separate account **The Company** will not be a trustee of the money and will not be liable to pay interest on it If a dividend has not been claimed for 12 years after the passing of the resolution for payment of that dividend, it will be forfeited and belong to **the Company** again

143 Waiver of dividends

All or any part of a dividend can be waived by means of a document on which **the Company** acts The document must be signed by the **shareholder** (or the person entitled to the shares by law) and delivered to **the Company** The document need not be in the form of a deed

CAPITALISING RESERVES

144 Capitalising reserves

144.1 *Subject to* Article 10 1, **the Company's shareholders** can pass an *Ordinary Resolution* to *capitalise* any sum

- which is part of any of **the Company's** *reserves* (including *premiums* received when any shares were *issued*, *capital redemption reserves* or other undistributable *reserves*), or
- which **the Company** is holding as net profits

144.2 Unless the *Ordinary Resolution* states otherwise, the **Directors** will use the sum which is *capitalised* by setting it aside for the **Ordinary Shareholders** on the **Register** at the close of business on the day the resolution is passed (or another date stated in the resolution or fixed as stated in the resolution) The sum set aside must be used to pay up in full shares of **the Company** which shall be *allotted* and distributed to **shareholders** as bonus shares in proportion to their holdings of **Ordinary Shares** at the time specified in the resolution The shares can be **Ordinary Shares** or, if the **rights** of other **existing shares** allow this, shares of some other class

144.3 If any difficulty arises in operating this Article 144, the **Directors** can resolve it in any way which they decide For example, they can deal with entitlements to fractions of a share by deciding that the benefit of share fractions belong to **the Company** or that share fractions are ignored or deal with fractions in some other way

144 4 The **Directors** can appoint any person to sign any contract with **the Company** on behalf of those who are entitled to shares under the *Ordinary Resolution* Such a contract is binding on all concerned

SCRIP DIVIDENDS

145 Shareholders can be offered the right to receive extra shares instead of cash dividends

145.1 The **Directors** can, with the authority of an *Ordinary Resolution*, offer **Ordinary Shareholders** the right to choose to receive extra **Ordinary Shares**, which are credited as fully paid up, instead of some or all of their cash dividend For the avoidance of doubt, the offer can be made conditional on the requisite *Ordinary Resolution* being passed

145.2 The *Ordinary Resolution* can apply to a particular dividend or dividends Or it can specify all or any dividends *declared* within a specified period

145.3 A **shareholder** who chooses to receive extra **Ordinary Shares** instead of a cash dividend is entitled to the number of **Ordinary Shares** whose total relevant value is as near as possible to the cash dividend (disregarding the amount of any associated tax credit) he would have received The relevant value of a share shall be

- equal to the average value of the **Ordinary Shares**, that is, the average middle market quotations for the **Ordinary Shares** on the **London Stock Exchange**, as published in its Daily Official List for the five dealing days starting from, and including, the day when the shares are first quoted "ex dividend", or
- calculated in such manner as may be determined by or in accordance with the *Ordinary Resolution*

145.4 *Subject to* Article 145 9, after the **Directors** have decided to apply this Article 145 to a dividend, they must notify eligible **shareholders in writing** of their right to opt for new shares This notice should also say how, where and when **shareholders** must notify **the Company** if they wish to receive new shares

145.5 No **shareholder** will receive a fraction of a share The **Directors** can decide how to deal with any fraction left over **The Company** can, if the **Directors** decide, have the benefit of these left over fractions (for example, by adding together all fractional entitlements (or their cash value) and selling the resulting number of shares for the benefit of **the Company**) Alternatively, if the **Directors** decide, the cash amount of any fractional entitlement may be added to the amount of a future cash dividend which the **shareholder** is entitled to receive **The Company** will not be required to pay any interest on the cash value of the fractions which it keeps for future distribution

145.6 The **Directors** can exclude or restrict the right to opt for new shares or make any other arrangements where they decide that this is necessary or convenient to deal with any of the following legal or practical problems

- problems relating to laws of any territory, or
- problems relating to the requirements of any recognised regulatory body or stock exchange in any territory,

where special formalities would otherwise apply in connection with the offer of new shares

145.7 As far as a **shareholder** opts to receive new shares, no dividend on the shares for which he has opted to receive new shares (called the "**elected shares**"), will be *declared* or payable Instead, new **Ordinary Shares** will be *allotted* on the basis set out earlier in this Article 145 To do this, the **Directors** will *capitalise* a sum equal to the total *nominal amount* of the new **Ordinary Shares** to be *allotted* They will use this sum to pay up in full the appropriate number of new **Ordinary Shares** These will then be *allotted* and distributed to the holders of the elected shares as set out above The sum to be *capitalised* can be taken from any amount which is then in any reserve or fund (including the *share premium account*, any *capital redemption reserve* and the profit and loss account) Article 144 applies to this process, as far as it is consistent with this Article 145

145.8 The new **Ordinary Shares** *rank* equally in all respects with the existing fully paid up **Ordinary Shares** on the record date for the dividend But, they are not entitled to share in the dividend in respect of which they were *issued* and do not allow the holder to opt for new shares instead of that dividend

145.9 The **Directors** may from time to time establish or vary a procedure for election mandates under which a **shareholder** may, in respect of any future dividends for which a right of election pursuant to this Article 145 is offered, elect to receive **Ordinary Shares** instead of those dividends on the terms of the mandate Where a **shareholder** has elected to receive **Ordinary Shares** in respect of any future dividends in accordance with this Article 145 9, **the Company** will not need to notify that **shareholder** of a right to opt for new shares

145.10 The **Directors** can decide that new shares will not be available in place of any cash dividend They can decide this at any time before new shares are *allotted* in place of such dividend, whether before or after **shareholders** have opted to receive new shares

145.11 The **Directors** may do all acts and things as they consider necessary or convenient to give effect to the *allotment* and *issue* of any share pursuant to this Article 145 or otherwise in connection with any offer made pursuant to this Article 145

ACCOUNTS

146 Accounting and other records

The **Directors** shall make sure that proper accounting records that comply with the **legislation** are kept to record and explain **the Company's** transactions

147 Location and inspection of records

147.1 The accounting records shall be kept

- at the **Registered Office**, or
- at any other place which the **legislation** allows, and the **Directors** decide on

147.2 **The Company's** *officers* always have the right to inspect the accounting records

147.3 Anyone else (including a **shareholder**) does not have any right to inspect any books or papers of **the Company** unless

- the **legislation** or a proper court order gives him that right, or
- the **Directors** authorise him to do so

148 Sending copies of accounts and other documents

148.1 This Article 148 applies to every balance sheet and profit and loss account to be laid before the **shareholders** at a General Meeting with any other document which the **legislation** requires to be attached to these

148 2 Copies of the documents set out in Article 148 1 must be sent to the **shareholders** and **the Company's** *debenture* holders and all other people to whom the **Articles** or the **legislation** require **the Company** to send them This must be done at least 21 days before the relevant General Meeting **The Company** need not send these documents to

- **shareholders** who are sent summary financial statements in accordance with the **legislation**,
- more than one joint holder of shares or *debentures*, or
- any person for whom **the Company** does not have a current address

AUDITORS

149 Acts of Auditors

As far as the **legislation** allows this, the actions of a person acting as an **Auditor** are valid in favour of someone dealing with **the Company** in good faith, even if there was some defect in the person's appointment or the person was at any time not qualified to act as an **Auditor**

150 Auditors at General Meetings

An **Auditor** can attend any General Meeting He can speak at General Meetings on any business which is relevant to him as **Auditor**

COMMUNICATIONS

151 Communications to the Company

151.1 *Subject to* the **legislation** and except where otherwise expressly stated, any document or information to be sent or supplied to **the Company** (whether or not such document or information is required or authorised under the **legislation)** shall be in **hard copy form** or, *subject to* Article 151 2, be sent or supplied in **electronic form**

151.2 *Subject to* the **legislation**, a document or information may be given to **the Company** in **electronic form** only if it is given in such form and manner and to such address as may have been specified by the **Directors** from time to time for the receipt of documents or information in **electronic form** The **Directors** may

prescribe such procedures as they think fit for verifying the authenticity or integrity of any such document or information given to it in **electronic form**

152 Communications by the Company

152.1 A document or information may be sent or supplied in **hard copy form** by **the Company** to any **shareholder** either personally or by sending or supplying it by post addressed to the **shareholder** at his registered address or by leaving it at that address

152.2 *Subject to* the **legislation**, a document or information may be sent or supplied by **the Company** to any **shareholder** in **electronic form** to such address as may from time to time be authorised by the **shareholder** concerned or by making it available on a website and notifying the **shareholder** concerned in accordance with the **legislation** that it has been made available A **shareholder** shall be deemed to have agreed that **the Company** may send or supply a document or information by means of a website if the conditions set out in the **legislation** have been satisfied

152.3 In the case of joint holders of a share, any document or information sent or supplied by **the Company** in any manner permitted by these **Articles** to the joint holder who is named first in the **Register** for the share or shares shall be deemed to be given to all other holders of the share

152.4 A **shareholder** whose registered address is not within the **United Kingdom** shall not be entitled to receive any notice from **the Company** unless

- **the Company** is able, in accordance with the **legislation**, to send notice to him by **electronic means**, or
- he gives to **the Company** a postal address within the **United Kingdom** at which notices may be given to him

153 Communication by advertisement

If at any time by reason of the suspension or curtailment of postal services within the **United Kingdom, the Company** is unable effectively to convene a General Meeting, **the Company** may convene a General Meeting by

- a notice advertised on its website and in at least one national newspaper, and
- by giving notice by **electronic means** to those **shareholders** who, in accordance with the **legislation, the Company** is able to give notice by **electronic means**

In any such case **the Company** shall send confirmatory copies of the notice (or, as the case may be, the notification of the website notice) by post to those **shareholders** to whom notice (or notification) cannot be given by **electronic means** if at least six **clear days** before the meeting the posting of notices (and notifications) to addresses throughout the **United Kingdom** again becomes practicable

154 When communication is deemed received

154.1 Any document or information, if sent by post, shall be deemed to have been received on the second day following that on which the envelope containing it is put into the post and in proving that a document or information has been received it

shall be sufficient to prove that the letter, envelope or wrapper containing the document or information was properly addressed, prepaid and put into the post

154.2 Any document or information not sent by post but left at a registered address or address at which a document or information may be received shall be deemed to have been received on the day it was so left

154.3 Any document or information, if sent or supplied by **electronic means**, shall be deemed to have been received on the day on which the document or information was sent or supplied by or on behalf of **the Company**

154 4 If **the Company** receives a delivery failure notification following a communication by **electronic means** in accordance with Article 154 3, **the Company** shall send or supply the document or information in **hard copy form** to the **shareholder** either personally or by post addressed to the **shareholder** at his registered address or by leaving it at that address This shall not affect when the document or information was deemed to be received in accordance with Article 154 3

154.5 Where a document or information is sent or supplied by means of a website, it shall be deemed to have been received

- when the material was first made available on the website, or
- if later, when the recipient was deemed to have received notice of the fact that the material was available on the website

154.6 Where, in accordance with Article 153, notice is given by way of website notice and newspaper advertisement, such notice shall be deemed to have been given to each **shareholder** or person entitled to so receive it at the later of

- the time the notice is available on the website, and
- 12 00 p m on the day when the advertisement appears (or, if it appears on different days, at 12 00 p m on the first of the days when it appears)

154.7 A **shareholder** present, either in person or by *proxy*, at any **shareholders** meeting shall be deemed to have received notice of the meeting and, where requisite, of the purposes for which the meeting was convened

154.8 Every person who becomes entitled to a share shall be bound by every notice (other than a notice in accordance with Section 793 of the **CA 2006**) in respect of that share which before his name is entered in the **Register** was given to the person from whom he derives his title to the share

155 Record date for communications

For the purposes of giving notices of meetings, or of sending or supplying other documents or other information, whether under Section 310(1) of the **CA 2006**, any other **legislation**, a provision in these **Articles** or any other *instrument*, **the Company** may determine, *subject to* the **legislation**, that persons entitled to receive such notices, documents or other information are those persons entered on the **Register** at the close of business on a day determined by it

156 Communication to person entitled to shares by law

Where a person is *entitled to a share by law*, any notice or other communication shall be given to him, as if he was the holder of that share and his address noted in the **Register** was his registered address In any other case, any notice or other communication given to any **shareholder** under these **Articles** shall, even if the **shareholder** is then dead or bankrupt or any other event giving rise to the transmission of the share by operation of law has occurred and whether or not **the Company** has notice of the death, bankruptcy or other event, be deemed to have been properly given in respect of any share registered in the name of that **shareholder** as sole or joint holder

157 No requirement to give communications to untraceable shareholders

Unless the **legislation** and/or the **Articles** require it to do so, **the Company** does not have to send or supply notices, dividend warrants or any other **shareholder** communications to any **shareholder** if

- any of these documents or information have been sent or supplied to the **shareholder's** address for communications on two separate occasions and have been returned, or
- in the case of dividend warrants, they are returned or remain uncashed on two consecutive occasions

and, on at least one occasion, reasonable enquiries have failed to establish any new address for the registered holder

Unclaimed dividends will be dealt with in the terms set out in Article 142

158 Serving documents on the Company

This Article 158 sets out how any document (including summonses, orders and notices) can be served on **the Company** or any of its *officers* This can be done by

- delivering it to the **Registered Office** addressed to **the Company** or the particular *officer*, or
- sending it to the **Registered Office** by letter, postage paid, addressed to **the Company** or the particular *officer*

WINDING UP

159 Directors' power to petition

The **Directors** can present a petition to the Court in the name and on behalf of **the Company** for **the Company** to be *wound up*

160 Distribution of assets in kind

If **the Company** is *wound up* (whether the liquidation is voluntary, under supervision of the Court or by the Court), the Liquidator can, with the authority of an *Extraordinary Resolution* passed by the **shareholders**, divide among the **shareholders** the whole or any part of the *assets* of **the Company**, *subject to* the rights of any class of share which then exists (including the rights of any **Preference Shares** of any particular series) This applies

whether the *assets* consist of property of one kind or different kinds For this purpose, the Liquidator can set such value as he considers fair upon any property and decide how such division is carried out as between **shareholders** or different groups of **shareholders** The Liquidator can transfer any part of the *assets* to *trustees* upon such trusts for the benefit of **shareholders** as the Liquidator, acting under that resolution, decides The liquidation of **the Company** can then be closed and **the Company** dissolved However, no past or present **shareholder** can be compelled to accept any shares or other property under this Article 160 which carries a *liability*

DESTROYING DOCUMENTS

161 Destroying documents and deleting documents held in electronic form

161.1 **The Company** may destroy or delete

- all transfer forms or *Operator instructions* transferring shares, and documents sent to support a transfer, and any other documents which were the basis for making an entry on the **Register**, after six years from the date of registration,
- all dividend payment instructions and notifications of a change of address or name, after two years from the date these were registered, and
- all cancelled share certificates, after one year from the date they were cancelled

161.2 If **the Company** destroys or deletes a document under Article 161 1, it is conclusively treated as having been a valid and effective document in accordance with **the Company's** records relating to the document Any action of **the Company** in dealing with the document in accordance with its terms before it was destroyed or deleted is conclusively treated as properly taken

161.3 This Article 161 only applies to documents which are destroyed or deleted in good faith and where **the Company** is not on notice of any claim to which the document may be relevant

161.4 This Article 161 does not make **the Company** liable

- if it destroys or deletes a document earlier than referred to in Article 161 1, or
- if **the Company** would not be liable if this Article 161 did not exist

161 5 Any document referred to in Article 161 1 may, subject to legislation, be destroyed earlier than referred to in Article 161 1 so long as a copy of the document has been made and is retained until the end of the relevant period

161.6 This Article 161 applies whether a document is destroyed, deleted or disposed of in some other way

INDEMNITY AND INSURANCE

162 Indemnity

As far as the **legislation** allows this, **the Company** may *indemnify* its **Directors** out of its own funds against

- any *liability* incurred by or attaching to him in connection with any negligence, default, breach of duty or breach of trust by him in relation to **the Company** other than any *liability* to **the Company** or any associated company (as defined in Section 256 of the **CA 2006**) of a kind referred to in Section 234(3) of the **CA 2006**, and

- any other *liability* incurred by or attaching to him in (i) performing his duties or office, (ii) *exercising* his powers and/or (iii) otherwise in relation to or in connection with his duties, powers or office

Where a **Director** is indemnified against any *liability* in accordance with this Article 162, such indemnity may extend to all costs, charges, losses, expenses and *liabilities* incurred by him in relation thereto

163 Insurance

163.1 For the purpose of this Article 163, each of the following is a "**Relevant Company**"

- **the Company** or any ***holding company*** of **the Company**,

- any body, whether or not incorporated, in which **the Company** or any ***holding company*** of **the Company** has or has had any kind of direct or indirect interest,

- any body, whether or not incorporated, which is allied to or associated with **the Company** or any ***holding company*** of **the Company**,

- any ***subsidiary*** of any **company** or other body referred to in this Article 163 1, or

- any body, whether or not incorporated, acquired by **the Company** or by any ***subsidiary*** of **the Company** (including any building society, the business of which is transferred to **the Company** under Section 97 of the Building Societies Act 1986 (as amended))

163.2 Without limiting Article 162 in any way, the **Directors** can arrange for **the Company** to purchase and maintain insurance for or for the benefit of any persons who are or were at any time

- **Directors**, **Secretaries**, other *officers*, employees, agents or consultants of any Relevant Company, or

- *trustees of any pension fund or employees' share scheme in which* employees of any Relevant Company are interested

This includes, for example, insurance against any liability which any of these people may have for any act or omission

- in performing their duties,
- in *exercising* their powers,
- in supposedly doing any of these things, and/or
- otherwise in relation to or in connection with their duties, powers or offices

164 Defence costs

As far as the **legislation** allows this, **the Company** may provide a **Director** with funds to meet expenditure incurred or to be incurred by him (i) in defending any criminal, regulatory or civil proceedings or in connection with any application under the provisions mentioned in Section 205(5) of the **CA 2006** and (ii) to enable a **Director** to avoid incurring such expenditure

Glossary

About the Glossary

This Glossary is to help readers understand **the Company's** Memorandum and **Articles** Words are explained as they are used in the Memorandum and **Articles** they might mean different things in other documents This Glossary is not legally part of the Memorandum or **Articles**, and it does not affect their meaning The definitions are intended to be a general guide they are not precise Words and expressions which are printed in both **bold** and *italics* in another definition have their own legal definition as well as a more general explanation of their meaning which is contained in this Glossary

abrogate If the ***special rights*** of a share are abrogated, they are cancelled or withdrawn

adjourn Where a meeting breaks up, to be continued at a later time or day, at the same or a different place

accrue If interest on a dividend is accruing, it is running or mounting up, day by day

allot When new shares are allotted, they are set aside for the person they are intended for This will normally be after the person has agreed to pay for a new share, or has become entitled to a new share for any other reason As soon as a share is allotted, that person has the right to have his name put on the register of **shareholders** When he has been registered, the share has also been **issued**

asset Anything which is of any value to its owner

attorney An attorney is a person who has been appointed to act for another person The person is appointed by a formal document, called a "***power of attorney***"

authorised share capital The total number of shares which a **company** has the potential to have ***in issue*** at any time Authorised share capital includes all the shares which a **company** has ***in issue*** at any time as well as any shares which have been authorised by a shareholder's meeting but are not yet ***issued*** (whether or not authority to ***issue*** them has been given under the **company's** articles)

beneficiary If a person does not hold property of any kind directly but that property is held in the name of another person as ***trustee*** for that first person's benefit, that first person is considered to be a "beneficiary" in respect of that property

brokerage Commission which is paid to a broker by a **company** ***issuing*** shares where the broker's clients have applied for shares

call A call to pay money which is due on shares which has not yet been paid This happens if the **company** ***issues*** shares which are partly paid, where money remains to be paid to the **company** for the shares The money which has not been paid can be "called" for If all the money to be paid on a share has been paid, the share is called a "***fully paid share***"

capital adequacy requirements Banks and other financial companies are required to have a certain amount of capital to back up or support their business the amount of capital which they need to be allowed to do their business is called its "capital adequacy requirements" the more business a bank does, the more capital it has to have

capitalise To convert some or all of the ***reserves*** of a **company** into capital (such as shares)

capital redemption reserve A **reserve** which a **company** may have to set up to maintain the level of its capital base when shares are ***redeemed*** or bought back

certificated form A shareholder holds a share or other security in certificated form if it is not able to be held in ***uncertificated form*** or, if it is able to be held in ***uncertificated form*** but that shareholder has requested that a certificate be issued for that share or other security (see also ***uncertificated form***)

company representative If a corporation owns shares, it can appoint a company representative to attend a shareholders meeting to speak and vote for it

consolidate When shares are consolidated, they are combined with other shares for example, three £1 shares might be consolidated into one new £3 share

cumulative dividends If a dividend which is cumulative cannot be paid on a dividend payment date because the **company** does not have enough profits available for distribution, the shareholder has the right to receive the dividend on one or more future dividend payment dates, when the **company** has enough profits available for distribution to pay the dividend

debenture A typical debenture is a long term borrowing by a **company** The loan usually has to be repaid at a fixed date in the future and carries a fixed rate of interest

declare When a dividend is declared, it becomes due to be paid

entitled to a share by law In some situations, a person will be entitled to have shares which are registered in somebody else's name registered in his own name or to require the shares to be transferred to another person When a shareholder dies, or the sole survivor of joint shareholders dies, his ***personal representatives*** have this right If a shareholder is made bankrupt, his ***trustee*** in bankruptcy has the right

equity securities For Section 89 of the **CA 1985** this means all the shares of a **company** except

- shares which only have a limited **right** to share in the **company's** income and ***assets***,
- shares held as a result of share schemes for employees (such as profit sharing schemes),
- shares taken by the founders of the **company** on its incorporation, and
- bonus shares ***issued*** when the **company** ***capitalises reserves***

Also included are securities which can be converted into the kinds of shares referred to in the first two bullet points above, or which allow their holder to ***subscribe*** for the ***shares***

executed A document is executed when it is signed or sealed or made valid in some other way

exercise When a power is exercised, it is used

Extraordinary Resolution A decision reached by a majority of at least 75 per cent of votes cast **Shareholders** must be given at least 14 days' notice of any Extraordinary Resolution

forfeit and forfeiture When a share is forfeited it is taken away from the shareholder and goes back to the **company** This process is called "**forfeiture**" This can happen if a ***call*** on a ***partly paid share*** is not paid on time

fully paid shares When all of the money or other property which is due to the **company** for a share has been paid or received, a share is called a "fully paid share"

good title If a person has good title to a share, he owns it outright

holding company A **company** which controls another **company** (for example, by owning a majority of its shares) is called the "holding company" of that other **company** The other **company** is the ***subsidiary*** of the **holding company**

indemnity and indemnify If a person gives another person an indemnity, he promises to make good any losses or damage which the other might suffer The person who gives the indemnity is said to "**indemnify**" the other person

in issue See **issue**

instruments Formal legal documents

issue When a share has been issued, everything has been done by a **company** to make the shareholder the owner of the share In particular, the shareholder's name has been put on the register **Existing shares** which have been issued are called "***in issue***"

issuer instruction This is a term used in the **legislation** which refers to a particular type of paperless instruction issued by a **company** whose shares are settled through a relevant system

liabilities Debts and other obligations

lien Where the **Company** has a lien over shares, it may be able to take the dividends, and any other payments relating to the shares which it has a lien over, or it may be able to sell the shares, to repay the debt and so on

members **Shareholders**

nominal amount or ***nominal value*** The amount of the share shown in a **company's** account The nominal value of the **Company's Ordinary Shares** is 25 pence This amount is shown on the share certificate for a share When a **company *issues*** new shares this can be for a price which is at a ***premium*** to the nominal value When shares are bought and sold on the ***stock*** market this can be for more, or less, than the nominal value The nominal value is sometimes also called the "par value"

non cumulative dividends If a dividend which is non cumulative cannot be paid on a dividend payment date because the **company** does not have enough profits available for distribution, the shareholder does not have the right to receive the dividend on any future dividend payment date

office copy An exact copy of an official document, supplied by the office which holds, or issued, the original

officer The term officer includes a director, manager, secretary, any employee who reports directly to a director or any other person who the directors decide should be an officer

Operator A person approved by the Treasury under the **Regulations** as operator of a ***relevant system***

Operator Instruction A properly authenticated instruction sent by or on behalf of an ***Operator*** and sent or received by means of a ***relevant system***

Ordinary Resolution A decision reached by a simple majority of votes that is by more than 50 per cent of the votes cast

partly paid shares If any money remains to be paid on a share, it is said to be partly paid The unpaid money can be "***called***" for

personal representatives A person who is entitled to deal with the property (the "estate") of a person who has died If the person who has died left a valid will, the will appoints "executors" who are personal representatives If the person died without a will, the Courts will appoint one or more "administrators" (or in Scotland, an "executor dative") to be the personal representatives

poll On a vote taken on a poll, the number of votes which a shareholder has will depend on the number of shares which he owns An **ordinary shareholder** has one vote for each share he owns A poll vote is different to a vote taken on a ***show of hands***, where each person who is entitled to vote has just one vote, however many shares he owns

power of attorney A formal document which legally appoints one or more persons to act on behalf of another person

pre emption rights The right of some shareholders which is given by the **CA 1985** to be offered a proportion of certain classes of newly issued shares and other securities before they are offered to anyone else This offer must be made on terms which are at least as favourable as the terms offered to anyone else

premium If a **company *issues*** a new share for more than its ***nominal value***, the amount above the ***nominal value*** is the premium

proxy A proxy is a person who is appointed by a shareholder to attend and speak at a meeting and vote for that shareholder A proxy is appointed by using a ***proxy form*** A proxy does not have to be a shareholder

proxy form A form which a shareholder uses to appoint a ***proxy*** to attend and speak at a meeting and vote for him The proxy forms are sent out by the **Company** and must be returned to the **Company** or such other person indicated on the proxy form before the meeting to which they relate

quorum The minimum number of shareholders or directors who must be present before a meeting can start When this number is reached, the meeting is said to be "quorate"

rank When either capital or income is distributed to shareholders, it is paid out according to the rank of the shares For example, a share which ranks ahead of (or above) another share in sharing in a **company's** income is entitled to have its dividends paid first, before any dividends are paid on shares which rank below (or after) it If there is not enough income to pay dividends on all shares, the available income must be used first to pay dividends on shares which rank first, and then to shares which rank below The same applies for repayments of capital Capital must be paid first to shares which rank first in sharing in the **company's** capital, and then to shares which rank below A **company's** preference shares (if it has any) generally rank ahead of its **ordinary shares**

recognised clearing house A "clearing house" which has been authorised to carry on business by the UK authorities A clearing house is a central computer system for settling transactions between members of the clearing house

recognised investment exchange An "investment exchange" which has been officially recognised by the UK authorities An investment exchange is a place where investments, such as shares, are traded The **London Stock Exchange** is a **recognised investment exchange**

redeem, redemption and redeemable When a share is redeemed, it goes back to the **company** in return for a sum of money which was fixed (or calculated from a formula fixed) before the share was ***issued*** This process is called "**redemption**" A share which can be redeemed is called a "**redeemable**" share

relevant system This is a term used in the **legislation** for a computer system which allows shares without share certificates to be transferred without using transfer forms The CREST system for paperless share dealing is a "relevant system"

renounces and renunciation Where a share has been ***allotted***, but nobody has been entered on the share register for the share, it can be renounced to another person This transfers the right to have the share registered to another person This process is called "**renunciation**"

requisition A formal process which shareholders can use to call a meeting of shareholders Generally speaking the shareholders who want to call a meeting must hold at least 10 per cent of the issued shares

reserves A fund which has been set aside in the accounts of a **company** profits which are not paid out to shareholders as dividends, or used up in some other way, are held in a reserve by the **company**

retire by rotation At every Annual General Meeting a proportion of the **Directors** retires in turn This gives the **shareholders** the chance to confirm or renew their appointments by voting on whether to re elect them

revoke To withdraw or cancel

rights issue A way by which **companies** raise extra share capital Usually the existing shareholders will be offered the chance to buy a certain number of new shares, depending on how many they already have For example, shareholders may be offered the chance to buy one new share for every four they already have

share premium account If a new share is ***issued*** by a **company** for more than its ***nominal value***, the amount above the ***nominal value*** is the ***premium*** and the total of these ***premiums*** is held in a ***reserve*** (which cannot be used to pay dividends) called the share premium account

show of hands A vote where each person who is entitled to vote has just one vote, however many shares he holds

sinking fund An account set up with the sole purpose of receiving monies which can only be used to redeem or buy back shares or debentures

Special Resolution A decision reached by a majority of at least 75 per cent of votes cast

special rights These are the **rights** of a particular class of shares as distinct from **rights** which apply to all shares generally Typical examples of special rights are where the shares ***rank***, their **rights** to sharing in income and ***assets***, and voting **rights**

statutory declaration A formal way of declaring something **in writing** Particular words and formalities must be used these are laid down by the Statutory Declarations Act of 1835

stock Shares which have been converted into a single security with a different unit value For example, a shareholder with one hundred £1 shares might be converted into £100 worth of stock

subdivide When shares are subdivided they are split into shares which have a smaller ***nominal amount*** For example, a £1 share might be subdivided into two 50p shares

subject to Means that something else has priority, or prevails, or must be taken into account When a statement is subject to something this means that the statement must be read in the light of that other thing, which will prevail if there is any conflict

subscribe for shares To agree to take new shares in a **company** (usually for a cash payment)

subscribers The people who first buy the shares

subsidiary A **company** which is controlled by another **company** (for example, because the other **company** owns a majority of its shares) is called a **subsidiary** of that **company**

subsidiary undertaking This is a term used by the **CA 1985** and **CA 2006** It has a wider meaning than ***subsidiary*** Generally speaking, it is a **company** which is controlled by another **company** because the other **company**

- has a majority of the votes in the **company**, either alone or acting with others,
- is a shareholder who can appoint or remove a majority of the directors, or
- can ***exercise*** dominant influence over the **company** because of anything in the **company's** *memorandum or articles or because of a certain kind of contract*

trustees People who hold property of any kind for the benefit of one or more other people under a kind of arrangement which the law treats as a "trust"

uncertificated form A share or other security is held in uncertificated form if no certificate has been issued for it A share or other security held in uncertificated form is eligible for settlement in CREST or any other ***relevant system***

underwriting A person who agrees to buy new shares if they are not bought by other people underwrites the share offer

wind up The formal process to put an end to a **company** When a **company** is wound up, its ***assets*** are distributed The ***assets*** go first to creditors who have supplied property and services and then to shareholders Shares which ***rank*** above other shares in sharing in the **company's** ***assets*** will receive any funds which are left over before any shares which ***rank*** after (or below) them

CERTIFIED A TRUE COPY OF THE ORIGINAL

H F BAINES
COMPANY SECRETARY
1 MAY 2008

The Companies Acts 1985 and 2006

Public Company Limited by Shares

REVISED NEW ARTICLES OF ASSOCIATION

(Adopted on 29 April 2008 and amended by Special Resolution passed on 29 April 2008

with effect from 1 October 2008)

of

HBOS plc

No SC218813

1 Table A and other standard regulations do not apply

The regulations in Table A of the Companies (Tables A to F) Regulations 1985, Table A to the Companies (Tables A to F) Amendment Regulations 2007 (and any amendments thereto) and the model articles for public companies adopted pursuant to the **CA 2006** (and any similar regulations under any other legislation relating to companies) do not apply to the Company

2 The meaning of the Articles

2.1 The following table gives the meaning of certain words and expressions as they are used in the **Articles** However, the meaning given in the table does not apply if it is not consistent with the context in which a word or expression appears At the end of the **Articles** there is a Glossary which explains various words and expressions which appear in the text The Glossary also explains some of the words and expressions used in the Memorandum The Glossary is not part of the Memorandum or **Articles** and does not affect their meaning Throughout the **Articles**, those words and expressions defined in this Article 2 1 are printed in bold and those explained in the Glossary are printed in italics Words and expressions explained in the Glossary are also printed in italics in the Memorandum

Words	Definitions
Additional Preference Shares	Further **Preference Shares** which rank equally with the **Initial Preference Shares** as described in Article 4 7
amount (of a share)	This refers to the nominal amount of the share
Articles	**The Company's** Articles of Association
Auditors	**The Company's** auditors
Bank of Scotland	The Governor and Company of the Bank of Scotland
Bank of Scotland Scheme	The scheme of arrangement pursuant to section 425 of the **CA 1985** dated 13 June 2001 between **Bank of Scotland** and its proprietors in connection with its merger with **Halifax Group**
CA 1985	The Companies Act 1985
CA 2006	The Companies Act 2006
Chairman	The chairman of the board of **Directors**
Class A Perpetual Preference Shares	8 117% non cumulative perpetual preference shares of £10 each
Class B Perpetual Preference Shares	7 754% non cumulative perpetual preference shares of £10 each
clear days	In relation to the period of notice, that period excluding the day when the notice is given or deemed to be given and the day for which it is given

Words	Definitions
	or on which it is to take effect
company	Includes any company or corporate body established anywhere in the world
the Company	HBOS plc
Convertible Preference Shares	Preference Shares which will or may be converted into Ordinary Shares or other securities of the Company
Cumulative Preference Shares	**Preference Shares** with a right to cumulative dividends
Directors	The executive and non executive directors of the Company who make up its board of Directors
Disclosure and Transparency Rules	The Disclosure and Transparency Rules for the time being in force, as published by the **FSA** in its Handbook of Rules and Guidance
dividend arrears	Any dividend arrears This would apply to any dividends on shares with a right to cumulative dividends, which could not be paid, but which have been carried forward
Dividend Payment Date	The dates defined as such in the terms of issue of any series of **Preference Shares**
Dividend Period	The period from and including the most recent **Dividend Payment Date** (or the **Issue Date**) to but excluding the next succeeding **Dividend Payment Date**
electronic form	Has the same meaning as in the **CA 2006**
electronic means	Has the same meaning as in the **CA 2006**
electronic signature	Has the same meaning as in Section 7 of the Communications Act 2000
existing Preference Shares	**Preference Shares** which are in issue at the relevant time
existing shares (of any kind)	Shares which are in issue at the relevant time
FSA	The Financial Services Authority or any other person or body which is the regulator of **the Company's** business at the relevant time
Further Preference Shares	**Preference Shares** other than the **Initial Preference Shares**
Group	**The Company** together with its **subsidiaries**

Words	Definitions
Halifax	Halifax plc
Halifax Group	Halifax Group plc
Halifax Group Scheme	The scheme of arrangement pursuant to section 425 of the **CA 1985** dated 13 June 2001 between **Halifax Group** and the holders of its ordinary shares in connection with its merger with **Bank of Scotland**
hard copy form	Has the same meaning as in the **CA 2006**
holding company	Has the same meaning as in the **CA 1985**
Initial Preference Shares	The **9¼% Preference Shares** and **9¾% Preference Shares**
in writing	Any method of reproducing words in a legible form except in relation to Articles 10 1 and 11A 10 1 where it shall have the meaning set out in Article 10 4
Issue Date	The date defined as such in the terms of issue of any series of **Preference Shares**
Junior Preference Shares	**Further Preference Shares** which, as regards their rights to share in profits or assets, rank behind the **Initial Preference Shares**, the **Additional Preference Shares** and any other **Preference Shares** (whether then issued or to be issued subsequently) which the **Directors** decide, before the **Further Preference Shares** which are to be issued as **Junior Preference Shares** are allotted, are to rank in priority to such **Further Preference Shares**
legislation	The **CA 1985**, the **CA 2006**, the **Regulations** and all other laws and regulations applying to **the Company**
London Stock Exchange	London Stock Exchange plc
Non Cumulative Preference Shares	**Preference Shares** which may receive non-cumulative dividends
Ordinary Shares	**The Company's** ordinary shares
Ordinary Shareholder	A holder of **Ordinary Shares**
paid up share	Includes a share which is treated (credited) as paid up
pay	Includes any kind of reward or payment for services

Words	Definitions
Preference Shares	**The Company's** preference shares
6⅛% Preference Shares	The non cumulative redeemable **Preference Shares** which have a dividend rate of 6⅛% each year
9¼% Preference Shares	The non cumulative irredeemable **Preference Shares** which have a dividend rate of 9¼% each year issued pursuant to the Bank of Scotland Scheme Any reference to **Preference Shares** includes the 9¼% Preference Shares
9¾% Preference Shares	The non cumulative irredeemable **Preference Shares** which have a dividend rate of 9¾% each year issued pursuant to the **Bank of Scotland Scheme** Any reference to **Preference Shares** includes the 9¾% Preference Shares
Preference Shareholder	A holder of **Preference Shares**
Priority Preference Shares	The **Initial Preference Shares** and any other **Preference Shares** ranking equally with the **Initial Preference Shares** as described in Article 4 7
proxy notification address	The address or addresses specified in a notice of a meeting or in any other information issued by **the Company** in relation to a meeting (or, as the case may be, an adjourned meeting or a *poll*) for the receipt of *proxy* notices relating to that meeting (or adjourned meeting or *poll*) or, if no such address is specified, the address where the **Register** is kept
qualifying person	An individual who is a **shareholder** of **the Company** or a person authorised to act as a *company representative* or a person appointed as *proxy* of a **shareholder** in relation to a General Meeting
recognised clearing house	A clearing house granted recognition under the Financial Services and Markets Act 2000
recognised investment exchange	An investment exchange granted recognition under the Financial Services and Markets Act 2000
Redemption Date	Except where otherwise specifically defined in these Articles, the date on which **Redeemable Preference Shares** are to be or are liable to be redeemed
Redeemable Preference Shares	Preference Shares which are to be redeemed or are liable to be redeemed
Register	**The Company's** register of members

Words	Definitions
Registered Office	**The Company's** registered office
Regulations	The Uncertificated Securities Regulations 2001
rights (of any share)	The rights attached to the share at the time it is issued or at any later time
Scheme	The scheme of arrangement pursuant to section 425 of the **CA 1985** entered into by **Halifax** under which **Halifax Group** became the **holding company** of **Halifax**
Seal	**The Company's** Common Seal or any official seal kept by **the Company** under Section 40 of the **CA 1985** (called a "Securities Seal")
Secretary	Any person appointed by the **Directors** to do work as the Company Secretary including (without limit) any deputy or assistant secretary
share capital	This refers to **the Company's** authorised share capital
shareholder	A holder of **the Company's** shares
shareholders meeting	Includes both a General Meeting of **the Company** and a meeting of holders of any class of **the Company's** shares
Sterling	The lawful currency of the United Kingdom
subsidiary	A subsidiary undertaking, as defined in Section 258 of the **CA 1985**
terms of a share	The terms on which a share is issued or such terms as subsequently amended
Transfer Agreement	The agreement to transfer the business of Halifax Building Society to **Halifax** under Section 97 of the Building Societies Act 1986
UK Listing Authority	The **FSA** in its capacity as competent authority under the Financial Services and Markets Act 2000
United Kingdom	Great Britain and Northern Ireland
Vesting Day	The day on which the business of Halifax Building Society was transferred to **Halifax** in accordance with the **Transfer Agreement**
working day	In relation to payments, a day on which banks in the country in which a payment is to be made (and, if so specified in the terms of issue of any shares, banks in any other country or countries) are generally open for business and in relation to any other

Words	Definitions
	matter, a day, other than a Saturday, Sunday or public holiday when banks in England are generally open for business

2 2 References to "**debenture**" include "**debenture stock**" and references to a "**debenture holder**" include a "**debenture stockholder**"

2.3 Where the **Articles** refer to a person who is entitled to a share by law, this includes a person who is entitled to the share as a result of the death or bankruptcy of a **shareholder**

2 4 Where the **Articles** refer to a share (or a holding of shares) being in *uncertificated form*, this refers to that share being an uncertificated unit of a security Where the **Articles** refer to a share (or a holding of shares) being in *certificated form*, this refers to the share being a unit of a security title to which is evidenced by a certificate

2 5 Words which are in the singular may also be read as being in the plural and the other way around

2 6 Words which are in the masculine form may also be read as referring to the feminine or to other bodies or persons

2.7 References to a "**person**" or "**people**" include any **company**, corporate body, partnership, firm, government authority, body or society (whether incorporated or not)

2.8 Any headings in the **Articles** are only included for convenience They do not affect the meaning of the **Articles**

2 9 When an Act or the **Regulations**, or a section of an Act or the **Regulations**, is referred to, this includes any amendment to the Act or the **Regulations** or section, as well as its inclusion or re enactment (with or without modification) in a later Act or later Regulations

2.10 References to an Act, the **Regulations** or the **Articles** are to the version which is current at any particular time

2.11 Where the **Articles** give any power or authority to any person, this power or authority can be used on any number of occasions, unless the way in which the words are used does not allow this meaning

2.12 Any word which is defined in the **CA 1985**, **CA 2006** or the **Regulations** means the same in the **Articles**, unless the **Articles** define it differently or the way in which the word is used is inconsistent with the definition given in the relevant legislation

2 13 Where the **Articles** say that anything can be done by passing an Ordinary Resolution, this can also be done by passing a Special Resolution or an Extraordinary Resolution

2 14 Where the **Articles** refer to changing the **amount** of shares, this means doing any or all of the following

- subdividing the shares into other shares with a smaller nominal amount,

- *consolidating* the shares into other shares with a larger nominal amount, and
- dividing shares which have been consolidated into shares with a larger nominal amount than the original shares had

2 15 Where the **Articles** refer to any document being "**made effective**", this means being signed, sealed or *executed* in some other legally valid way

2 16 Where the **Articles** refer to "months" or "years", these are calendar months or years

2.17 The **Articles** which apply to fully paid shares can also apply to stock References in the **Articles** to "**share**" or "**shareholder**" include "**stock**" or "**stockholder**"

2.18 For the purposes of Articles 114 and 130 where the **Articles** refer to a signature or to something being signed or *executed* this includes a signature printed or reproduced by mechanical or other means or any stamp or other distinctive marking made by or with the authority of the person required to sign the document to indicate it is approved by such person, or in respect of communications in **electronic form** only any other means of verifying the authenticity of a communication in **electronic form** which the **Directors** may from time to time specify or, where no means has otherwise been specified by the **Directors**, an **electronic signature** (which shall be a manner of authentication specified by **the Company** for the purposes of Section 1146(3)(b) of the **CA 2006**), provided that **the Company** has no reason to doubt the authenticity of that **electronic signature**

2 19 Where the **Articles** refer to "**address**", this includes, in relation to a communication by **electronic means**, any number or address (including an email address) used for the purpose of such communication

SHARE CAPITAL

3 Form of the Company's Share Capital

3.1 **The Company's share capital** at the date of adoption of these **Articles** consists of 4,740,000,000 **Ordinary Shares** of 25p each, 375,000,000 **9¼% Preference Shares** of £1 each, 125,000,000 **9¾% Preference Shares** of £1 each, 2,596,834,400 **Preference Shares** of £1 each, 200,000,000 **6⅛% Preference Shares** of £1 each, 250,000 **Class A Perpetual Preference Shares** of £10 each, 150,000 **Class B Perpetual Preference Shares** of £10 each, 750,000 6 0884% **Non Cumulative Preference Shares** of £1 each, 198,065,600 6 475% **Non Cumulative Preference Shares** of £1 each, 350,000 6 3673% Fixed to Floating Rate **Non Cumulative Preference Shares** of £1 each, 3,000,000,000 **Preference Shares** of €1 each, 4,997,750,000 **Preference Shares** of US$1 each, 750,000 6 413% Non Cumulative Callable Fixed to Floating Rate Series 'A' **Preference Shares** of US$1 each, 750,000 5 92% Non Cumulative Callable Fixed to Floating Rate Series 'B' **Preference Shares** of US$1 each, 750,000 6 657% Non Cumulative Callable **Preference Shares** of US$1 each, 1,000,000,000 **Preference Shares** of Australian $1 each, 1,000,000,000 of **Preference Shares** of Canadian $1 each and 400,000,000 **Preference Shares** of Yen 250 each

3 2 The nghts of **the Company's Ordinary Shares** to income and capital are as follows

3 2 1 *Rights to income*

Any profits of any financial year which the **Directors** or **Ordinary Shareholders** (*subject to* Article 140) decide to distribute to the **Ordinary Shareholders** in proportion to the amounts paid up on their **Ordinary Shares** This is *subject to* the rights of any other class of shares which then exist

3 2 2 Rights to capital

If there is a return of capital because **the Company** is wound up, **the Company's** *assets* which are left after paying its *liabilities* will be distributed to the **Ordinary Shareholders** in proportion to the amounts paid up on their **Ordinary Shares** This is *subject to* the rights of any other class of shares which then exist

PREFERENCE SHARES

3A Applicable Provisions

Articles 4 to 11 (inclusive) do not apply to **Preference Shares** issued on or after 25 April 2006 (except to the extent that, in relation to any series of **Preference Shares** issued on or after that date, the Directors otherwise decide before the **Preference Shares** of that series are first allotted) and Article 11A does not apply to **Preference Shares** issued prior to 25 April 2006

4 The rights of the Preference Shares

4.1 **Preference Shares** can be *issued* in one or more separate series, each of which will constitute a separate class of shares Each series will be identified in the way that the **Directors** decide, and they do not have to make any changes to the **Articles** to do this The rights of the **Preference Shares** and the restrictions which apply to them will be determined in accordance with Articles 4 to 11 and such other Articles as are relevant

4.2

4 2 1 The rights of the **Initial Preference Shares** to share in profits and *assets* *rank* ahead of the rights of any other shares Every **Initial Preference Share** *ranks* equally with every other **Initial Preference Share** The **Initial Preference Shares** also *rank* equally with any **Further Preference Shares**, to the extent that the terms of *issue* of those other shares say that they *rank* equally with the **Initial Preference Shares** and such shares have been *issued* in accordance with Article 4 7

4 2 2 If the **Further Preference Shares** are *issued* on an equal basis in accordance with Article 4 7, they *rank* equally with the **Initial Preference Shares** and references to the **Initial Preference Shares** in this Article 4 2 are deemed to include references to such **Further Preference Shares**

4 2 3 If any **Further Preference Shares** are issued and do not *rank* equally with the **Initial Preference Shares** to share in profits or *assets*, the **rights** of such **Further Preference Shares** to share in profits or *assets* will *rank* behind the **Initial Preference Shares** but will otherwise *rank* as regards the rights of any other shares as the **Directors** shall decide before the **Further**

Preference Shares are first allotted Such **Further Preference Shares** also *rank* equally with any other shares to the extent that the terms of those other shares say that they *rank* equally with the **Further Preference Shares**

4 3 A series of **Preference Shares** will also have the particular rights which the **Directors** decide to give them The **Directors** must decide on the particular rights before the **Preference Shares** of that series are first *allotted* The particular rights must not, however, conflict with the provisions of Articles 4 to 11 except to the extent permitted by Article 4 10 The terms of any series of **Preference Shares** can be set out in language which reflects the substance, rather than the language, of the **Articles**

4.4 The **Directors** can *exercise* the powers of **the Company's shareholders** under Article 14 to *consolidate* and/or divide shares in relation to the **Preference Shares** This power is not intended to restrict the wider authority of the **Directors** to give extra rights to **Preference Shares**, or to restrict the authority given by Article 7 12

4.5 Where Articles 4 to 11 give the **Directors** the power to decide on the particular terms to be attached to any series of **Preference Shares**, these do not have to be the same as the particular terms which are attached to any existing series of **Preference Shares**

4.6 Unless the rights attached to any **Preference Share**, or the terms of any **Preference Share**, or the **Articles** provide otherwise, a dividend, or any other money payable in respect of a **Preference Share** can be paid to a **shareholder** in whatever currency the **Directors** decide, using an appropriate exchange rate selected by the **Directors** for any currency conversions which are required

4.7 **The Company** may from time to time create and *issue* further **Preference Shares** (in this Article 4 called "**Additional Preference Shares**" (except for Article 4 2 where they are referred to as **Further Preference Shares**) and together with the **Initial Preference Shares** called the "**Priority Preference Shares**") which *rank* equally with (but not in priority to) the **Initial Preference Shares** as regards their rights to share in profits and *assets* Subject to Article 10, any such **Additional Preference Shares** may either carry identical rights and restrictions to share in profits and *assets* as the **Initial Preference Shares,** the **Further Preference Shares** or any other series of **Additional Preference Shares** or rights and restrictions differing from those shares (including whether or not any dividends are required by Article 5 5 to be *declared* and paid in full on the **Additional Preference Shares**)

4 7 1

However, no such **Additional Preference Shares** may be *issued* unless

(i) at the time of such proposed *issue* and in relation thereto the **Auditors** have reported **in writing** to **the Company** that immediately following such *issue* the aggregate *nominal amount* of the **Additional Preference Shares** to be *issued*, when added to the aggregate *nominal amount* of the **Priority Preference Shares** for the time being *in issue*, will not exceed an amount equal to 25 per cent of the **Adjusted Capital and Reserves** as defined in Article 4 9, and

(ii) the average of the profit after taxation and before extraordinary items and dividends on an annualised basis for the most recent three accounting reference periods of **the Company** to have ended prior to the date of such *issue* as shown in the **Relevant Accounts**, for each such period exceeds four and one half times the aggregate annual amount of the dividends (exclusive of any imputed tax credit available to **shareholders**) payable in the then current accounting reference period on the whole of the *issued* share capital of **the Company** which has priority to or *ranks* equally with the **Priority Preference Shares** (including any such share capital then being *issued*)

4.8 The *issue* of further shares which *rank* in priority to, or equally with the **Priority Preference Shares** in the profits or *assets* of **the Company** will be deemed to be a variation of the *special rights* attached to such shares unless the *issue* of such shares is permitted by Article 4 7 If Article 4 7 allows such an *issue*, such *issue* will be deemed not to be a change or abrogation of the *special rights* attaching to the **Priority Preference Shares**

4.9 For the purposes of Article 4 7

4 9 1 the "**Adjusted Capital and Reserves**" means the aggregate from time to time of

- the amount *paid up* or *credited as paid up* on the *issued* share capital of **the Company**, and
- the amount standing to the credit of reserve accounts, including any *share premium account* and revaluation *reserve* and any credit balance on profit and loss account all as shown in the balance sheet from the then latest **Relevant Accounts** (the "**Balance Sheet**") but after,
  - deducting from the aggregate any debit balance on profit and loss account subsisting at the date of the **Balance Sheet** except to the extent that deduction has already been made on that account,
  - deducting any amount referable to goodwill (arising other than on consolidation) or any other intangible *asset* (as that term falls to be interpreted for the purpose of the preparation of a balance sheet in accordance with Schedule 4 to the **CA 1985**),
  - deducting an amount equal to any distribution (other than distributions to any member of the **Group**) out of the profits *accrued* prior to the date of the **Balance Sheet**, in so far as not provided for therein,
  - excluding any sums set aside for future taxation (including deferred taxation),

- excluding any amounts attributable to outside interests in subsidiaries,
- making such adjustments as may be appropriate to reflect any variation in the amount of the paid up share capital or *share premium account* since the date of the **Balance Sheet**, and
- making such adjustments as may be appropriate to reflect the *issue* of the **Additional Preference Shares** then to be *issued*,

4 9 2 **the Company** may from time to time change the accounting conventions on which the audited consolidated accounts are based provided that any new convention adopted complies with the requirements of the **CA 1985**,

4 9 3 the "**Group**" means **the Company** and its subsidiaries (if any) (which shall be deemed to include **Halifax Group** and **Bank of Scotland** and their respective subsidiaries in relation to any period prior to 31 August 2001),

4 9 4 "**Relevant Accounts**" means the audited consolidated accounts of **the Company** and its subsidiaries,

4.9 5 a certificate or report by the **Auditors** as to the amount of the **Adjusted Capital and Reserves** or to the effect that a limit imposed by Article 4 7 has not been or will not be exceeded at any particular time or times shall be conclusive evidence of the amount or of that fact

4 10 **The Company** may from time to time *issue* **Junior Preference Shares** A series of **Junior Preference Shares** shall have such **rights** to share in the profits and *assets* **of the Company** as the **Directors** shall decide before **Junior Preference Shares** of that series are first allotted **The Company** may also *issue* **Additional Preference Shares**, as well as **Further Preference Shares** ranking behind the **Priority Preference Shares** as regards their **rights** to share in profits or *assets*, the terms of *issue* of which provide that the **Directors** may determine at any time, and without the consent of the holders of such **Preference Shares**, that the **rights** attaching to some or all of such **Additional Preference Shares** or **Further Preference Shares** to share in profits or *assets* shall be varied on such date as the **Directors** may decide so as to constitute the **Preference Shares** whose **rights** have been varied as **Junior Preference Shares** On variation of the **rights** as referred to in the preceding sentence, the **Junior Preference Shares** shall have such **rights** as the **Directors** shall have decided before the **rights** attaching to the **Additional Preference Shares** or, as the case may be, the **Further Preference Shares** are varied (whether or not such **rights** have been decided by the **Directors** before such **Additional Preference Shares** or **Further Preference Shares** were first allotted) If the **rights** attaching to some only of the **Preference Shares** included in a series of **Preference Shares** are varied, the **Preference Shares** the **rights** of which have been varied shall form a separate series Except to the extent that these **Articles** expressly require the consent of **shareholders** to any particular matter, the **Directors** may also decide, before any series of **Junior Preference Shares** is first allotted, that the **rights** attaching to that series of **Junior Preference Shares** may conflict with the provisions of Articles 4 to 11

5 The rights of Preference Shares to profits

5.1 A series of **Preference Shares** shall have such **rights** to a preferential dividend as the **Directors** decide to give it Other than in respect of the **9¼% Preference Shares**, the **9¾% Preference Shares** and the **6⅛% Preference Shares** to which Articles 5 2, 5 3 and 5 4 apply, respectively, before any **Further Preference Shares** of any particular series are first *allotted*, the **Directors** must decide the following

- the rate or rates of the dividend, which can be fixed or variable, or how the rate or rates will be decided,
- the date or dates when the dividend will be paid,
- the dates from which dividends will begin to *accrue* and the dates they *accrue* to,
- whether the dividend will be paid in, or based on, a different currency from the currency of the **Preference Shares**,
- whether the rights to receive a dividend are *cumulative* or not,
- in relation to **Non Cumulative Preference Shares**, whether the provisions of Articles 5 10 to 5 13 will apply, and
- any other terms and conditions relating to the dividend which must be consistent with Articles 5 2 to 5 20

To avoid any doubt, before any **Preference Shares** of any particular series are first *allotted*, the **Directors** can make it a term or condition of those shares that they will not have a right to a dividend, or that they will only have a right to a dividend in certain circumstances (for example, only after a certain period) or only if (and to the extent) *declared* by the **Directors**, or that they will have a right on the first dividend payment date after *allotment* to a different amount of dividend than would otherwise be paid for the period ended on that date on the basis of the rate decided by the **Directors**

The **Preference Shares** will not have any other rights to share in **the Company's** profits

5.2 The **9¼% Preference Shares** shall have the following rights

- The right to receive a fixed preferential dividend calculated at the rate of 9¼% per annum on the amounts paid up or treated (credited) as paid up on such shares This dividend amount will be in addition to any associated tax credit available to the **shareholder**
- The right to receive a dividend will be non cumulative and Articles 5 10 to 5 13 will apply
- The dividend will be in respect of the half years ending on (and including) 28 February (or in a leap year 29 February) and 31 August in each year, payable in equal half yearly instalments in arrear on 31 May and 30 November

5 3 The **9¾% Preference Shares** shall have the following rights

- The right to receive a fixed preferential dividend calculated at the rate of 9¾% per annum on the amounts paid up or treated (credited) as paid up on

such shares This dividend amount will be in addition to any associated tax credit available to the **shareholder**

- The right to receive a dividend will be non cumulative and Articles 5 10 to 5 13 will apply

- The dividend will be in respect of the half years ending on and including 28 February (or in a leap year 29 February) and 31 August in each year, payable in equal half yearly instalments in arrear on 31 May and 30 November

5.4 The **$6^{1}/_{8}\%$ Preference Shares** shall have the following rights

- The right to receive a fixed preferential dividend calculated at the rate of $6^{1}/_{8}\%$ per annum on the amounts paid up or treated (credited) as paid up on such shares This dividend amount will be calculated after deducting any associated tax credit available to the **shareholder**

- The right to receive a dividend will be non cumulative and Articles 5 10 to 5 13 will apply

- The dividend will be in respect of the half years ending on (but excluding) 31 December and 30 June in each year, payable in equal half yearly instalments in arrear on 15 March and 15 September

5.5 If, on a dividend payment date, the **Directors** consider that the profits of **the Company** which can be distributed are enough to cover the full payment of

- dividends payable at that time on the **Preference Shares** (including any **dividend arrears** on any **Cumulative Preference Shares**), and

- all dividends which are payable at that time on any other shares whose rights say that they *rank* equally with the **Preference Shares** in sharing in profits (including any **dividend arrears** on any such shares which have rights to *cumulative dividends*),

then, *subject to* Article 5 8 and the following exceptions in this Article 5 5, the dividends on the **Preference Shares**, and on the other shares referred to in this Article 5 5, must be *declared* and paid *in full* The exceptions are that

- the **Directors** can decide, before a particular series of **Preference Shares** or of such other shares are first allotted, that the requirement to *declare* and pay dividends under this Article 5 5 shall not apply to that series of **Preference Shares** or such other shares, and

- if the **Directors** have not so decided but the terms of any series of **Preference Shares** or of such other shares specifically so permit, the **Directors** can, at any time after the *issue* of such **Preference Shares** or such other shares, decide that the requirement to declare and pay dividends in accordance with this Article 5 5 shall not apply from such date as the **Directors** may specify in respect of the whole or any part of that series of **Preference Shares** or of such other shares If the **Directors** decide that such requirement to *declare* and pay any dividend in accordance with this Article does not apply in respect of part of a series of

Preference Shares or such other shares, those **Preference Shares** or other shares in respect of which that requirement no longer applies shall form a separate series with effect from the date specified by the **Directors**

5.6 If, on a dividend payment date, the **Directors** consider that the profits of **the Company** which can be distributed are not enough to cover payment in full of the dividends referred to in Article 5 5, then, *subject to* Article 5 8

- the **Directors** must firstly use any distributable profits to *declare* the dividends on the **Priority Preference Shares** and if there are not sufficient distributable profits to *declare* a reduced dividend on the **Priority Preference Shares** This will be paid in proportion to the dividends which would have been due on each of those shares, if there had been sufficient profits The dividend which would have been due includes any **dividend arrears** on any of those shares which have rights to *cumulative dividends*, and

- secondly, *subject to* Article 5 17, the **Directors** must use any remaining distributable profits to *declare* the dividends on the **Further Preference Shares** (*other than the* **Additional Preference Shares**) and if there are not sufficient distributable profits to *declare* a reduced dividend on such **Further Preference Shares** This will be paid in proportion to the dividends which would have been due on each of those shares if there had been sufficient profits The dividend which would have been due includes any **dividend arrears** on those shares which have rights to *cumulative dividends*

5.7 If it turns out that the dividends should not have been paid, either in full or in part, as set out in Articles 5 5 or 5 6, the **Directors** will not be liable for any loss which any **Preference Shareholder** might suffer as a result, as long as the **Directors** have acted in good faith

5.8 If the **Directors** consider that paying any dividend on any **Preference Shares** would result in a breach of the *capital adequacy requirements* of the **FSA** which apply to **the Company** and/or any of its subsidiaries, none of that dividend will be declared or paid, unless the **FSA** otherwise agrees

5.9 If any dividend, or part of a dividend, is not paid on any **Non-Cumulative Preference Shares** for any of the reasons given in Articles 5 6 and 5 8, the holders of those **Non Cumulative Preference Shares** will not be entitled to make any claim for that dividend

5.10 If the **Directors** have decided that this Article applies to a particular series of **Non Cumulative Preference Shares** before those shares are first allotted (or these **Articles** so provide) and if the whole or part of any dividend on any **Non Cumulative Preference Shares** of that series is not paid for any of the reasons given in Articles 5 6 and 5 8, or if the **Directors** have decided that the requirement to *declare* and pay dividends in accordance with Article 5 5 does not apply to a particular series of **Non Cumulative Preference Shares** and a dividend is not paid in whole or in part on a dividend payment date, the **Directors** will (or may in the case of any series of **Non Cumulative Preference Shares** in respect of which the **Directors** have decided before those shares are first allotted that the

requirement to *declare* and pay dividends in accordance with Article 5 5 shall not apply and that the application of this Article shall not be mandatory), if the following condition is met, and as far as the **legislation** allows, allot and *issue* extra **Non Cumulative Preference Shares** to the holders of those shares However, if the **Directors** have not decided whether or not the provisions of this Article shall be mandatory and the terms of any series of **Non Cumulative Preference Shares** specifically so permit, the **Directors** can, at any time after the *issue* of **Non Cumulative Preference Shares**, decide that the provisions of this Article shall not be mandatory in respect of the whole or part of the dividends payable on the **Non Cumulative Preference Shares** from such date as the **Directors** may specify This Article applies to the **Priority Preference Shares** except that, in the case of the 6 0884% **Non-Cumulative Preference Shares** of £1 each, the power given to the **Directors** by the foregoing provisions of this Article to allot and issue extra **Non Cumulative Preference Shares** shall not apply

The condition is that there must be an amount in **the Company's** profit and loss account, or in any of **the Company's** *reserves* (including any *share premium account* and *capital redemption reserve*), which can be used for paying up the full *nominal value* of the extra **Non-Cumulative Preference Shares**, so that the extra **Non Cumulative Preference Shares** can be *allotted* and *issued*

The amount of unpaid dividend is called "the unpaid amount" in this Article 5 The extra **Non Cumulative Preference Shares** will be credited as fully paid The total *nominal value* of the extra **Non Cumulative Preference Shares** to be *allotted* and *issued* will be equal to the unpaid amount, after (in the case of the **6⅛% Preference Shares**) deducting any associated tax credit, multiplied by a set amount (the "**multiple**"), or worked out by using a formula *Subject to* the last paragraph of this Article 5 10, the **Directors** will decide on the amount or formula before *allotting* the extra **Non-Cumulative Preference Shares** The extra **Non Cumulative Preference Shares** will be *allotted* and *issued* when the unpaid amount was due to be paid

In relation to the **9¼% Preference Shares**, the **9¾% Preference Shares** and **the 6⅛% Preference Shares**, the multiple to be used to calculate the *nominal value* of the extra **Non Cumulative Preference Shares** to be *allotted* and *issued* will be

- in relation to the **9¼% Preference Shares** and **9¾% Preference Shares**, 4/3 and the resulting product will be rounded down to the nearest £1
- in relation to the **6⅛% Preference Shares**, 10/9 and the resulting product will be rounded down to the nearest £1

5 11 To pay up in full the extra **Non Cumulative Preference Shares** referred to in Article 5 10, the **Directors** will

- *capitalise* from the *reserves* a sum equal to the total *nominal value* of the extra **Non-Cumulative Preference Shares**,
- set the sum aside for the holders of **Non Cumulative Preference Shares** on the **Register** at the close of business on the record date for the relevant dividend (or another date if the **Directors** consider it appropriate) and use that sum to pay up in full the extra **Non-Cumulative Preference Shares**, and

- *allot* and *issue* the extra **Non Cumulative Preference Shares** to the holders of the **Non Cumulative Preference Shares** entitled to them

5.12 The extra **Non-Cumulative Preference Shares** referred to in Article 5 10 will

- be in the same currency as,
- have the same rights and restrictions as, and
- *rank* equally with

the **Non Cumulative Preference Shares** on which the dividend could not be paid in cash or, in the case of **Non Cumulative Preference Shares** to which an exception in Article 5 5 applies, a dividend has not been *declared* and paid, but the recipients of the extra **Non Cumulative Preference Shares** will not have any right to receive in cash any part of the dividend which has not been paid

5.13 The **Directors** must call a General Meeting of **the Company's shareholders** if **the Company** cannot *allot* and *issue* the extra **Non Cumulative Preference Shares** referred to in Article 5 10 because

- there is not enough *authorised share capital*, and/or
- they are not authorised to *allot* enough **Non Cumulative Preference Shares** under Section 80 of the **CA 1985**

The **Directors** will propose resolutions at that meeting to increase the *authorised share capital*, and/or to grant the **Directors** the necessary authority to *allot* the extra **Non Cumulative Preference Shares**

5.14 The **Directors** can do anything which they think is necessary or convenient to carry out what is required by Articles 5 10 to 5 13

5.15 If the day when dividends are payable on any **Preference Shares** is not a **working day**, the dividend will be paid on the next **working day** There will be no interest or other payment for any delay

5.16 Without prejudice to Articles 5 2, 5 3 and 5 4, when **the Company** has to work out a dividend on any **Preference Shares** for less than or more than a full dividend period, the daily dividend rate will be worked out by dividing the yearly dividend rate by 365 days This daily rate will then be multiplied by the actual number of days which have passed in that period to give the amount payable for the relevant period The **Directors** can, however, decide before any **Preference Shares** of any particular series are first *allotted* that a different amount should be paid on those **Preference Shares** on the first dividend payment date after *allotment*

5.17 In the circumstances set out below and in relation to shares (whether **Preference Shares** or other shares) which *rank* equally with or behind the shares referred to in the circumstances below, **the Company** cannot

- *redeem*, reduce, buy or otherwise acquire in any other way, any series of **Preference Shares** or any other shares which *rank* equally with, or behind, the **Preference Shares** in sharing in the *assets* of **the Company** and **the Company** may not set aside any sum nor establish any *sinking fund* for their *redemption*, reduction, purchase or acquisition, or

- *declare*, or set aside any sum for the payment of, any dividends on any series of **Preference Shares** or any other shares of **the Company** which *rank* equally with, or behind, the **Preference Shares** in sharing in **the Company's** profits, except as allowed by Article 5 18

The Company cannot do any of these things if, in relation to all other series of **Preference Shares** and any other shares of **the Company** which *rank* equally with the **Preference Shares** and which have the benefit of the provisions of this Article and which, in either case, are shares to which the requirement to *declare* and pay dividends in accordance with the provisions of Article 5 5 applies

- all dividends on **Cumulative Preference Shares** (including any **dividend arrears**) have not been fully paid, or a sum has not been set aside for full payment, or

- the dividends on **Non Cumulative Preference Shares** have not been fully paid, or a sum has not been set aside for full payment, or, if the **Directors** have decided that the provisions of Articles 5 10 to 5 13 will apply to a particular series of **Non Cumulative Preference Shares** or the Articles provide that this is the case, the extra **Non Cumulative Preference Shares** have not been *allotted* and *issued* in accordance with those Articles 5 10 to 5 13, in each case, on the dividend payment date or dates (if any) or in respect of the dividend period or periods which the **Directors** decided on before the relevant **Non Cumulative Preference Shares** were first *allotted or* that is/are *provided for in* these Articles

In addition, in the circumstances set out below and in relation to shares (whether **Preference Shares** or other shares) which *rank* equally with or behind the shares referred to in the circumstances below, **the Company** cannot

- *redeem*, reduce, buy or otherwise acquire in any other way, any series of **Preference Shares** (or any other shares of **the Company** which *rank* equally with such **Preference Shares**) (a) which are shares in respect of which an exception to Article 5 5 applies and which *rank* equally with or (b) which, other than any series of **Preference Shares** which are issued in satisfaction of an obligation existing on 27 April 2004, *rank* behind, the **Preference Shares** referred to in the circumstances below in sharing in the assets of **the Company** and **the Company** may not set aside any sum or establish any *sinking fund* for their *redemption*, reduction, purchase or acquisition, or

- *declare*, or set aside any sum for the payment of, any dividends on any series of **Preference Shares** (or any other shares of the Company which *rank* equally with such **Preference Shares**) (a) which are shares in respect of which an exception to Article 5 5 applies and which rank equally with or (b) which, other than any series of **Preference Shares** which are issued in satisfaction of an obligation existing on 27 April 2004, *rank* behind, the **Preference Shares** referred to in the circumstances below in sharing in the profits of **the Company**, except as allowed by Article 5 18

The Company cannot do any of these things if, in relation to all other series of **Preference Shares** (and any other shares of **the Company** which *rank* equally with the **Preference Shares** and which have the benefit of the provisions of this Article) in respect of which, in either case, an exception to Article 5 5 applies

- the **Directors**, in their discretion (and not because of Article 5 8 or the absence of profits of **the Company** which can be distributed) have decided not to *declare* a dividend, in whole or in part, or

- where the **Directors** have decided that the provisions of Articles 5 10 to 5 13 will apply to a particular series of **Non Cumulative Preference Shares**, or the **Articles** provide that this is the case, and in either case the application of Articles 5 10 to 5 13 is not mandatory, the **Directors** have decided not to allot and *issue* the extra **Non Cumulative Preference Shares** in accordance with those Articles 5 10 to 5 13,

in each case, on the dividend payment date or dates (if any) or in respect of the dividend period or periods which the **Directors** decided on before the relevant **Preference Shares**, or other such shares, were first allotted or that is/are provided for in these **Articles**

In the case of **the Company** declaring, or setting aside any sum for the payment of, any dividends on any series of **Preference Shares** which are issued in satisfaction of an obligation existing on 27 April 2004 and which *rank* behind the **Preference Shares** or other shares of **the Company** in sharing in **the Company's** profits, unless the **Directors** decide otherwise before **Preference Shares** of that series are first allotted, the amount of the profits of **the Company** which can be distributed and can be *declared* for the purposes of Articles 5 5 and 5 6, or set aside, shall be calculated on the basis that the amount of the profits of **the Company** which can be distributed has been reduced by the amount which would have been *declared* and paid on the **Preference Shares** or other shares of **the Company** ranking in priority to the series of **Preference Shares** which have been issued in satisfaction of the obligation referred to above had dividends been *declared* and paid in full on those **Preference Shares** or other shares of **the Company**

5.18 Nothing in Articles 4 to 11 stops the **Directors** paying a special dividend of up to one penny per share if they consider that this is necessary to allow any of **the Company's** shares to continue to be classed as "wider range investments" as defined in the Trustee Act 2000

5.19 **The Company** will pay dividends on any *redeemable* **Preference Shares** on the Redemption Date on which they are due to be *redeemed* If the Redemption Date on which those **Preference Shares** are due to be *redeemed* is not a dividend payment date, the dividend will *accrue* to that Redemption Date and will be calculated as provided in Article 5 16 The meaning of "**Redemption Date**" is given in Article 7 3 The payment restrictions in Articles 5 6, 5 8 and 5 17 will apply to the payment Otherwise this Article 5 19 applies despite anything else in Articles 4 to 11

5.20 This Article applies to any **Preference Shares** which are *allotted* with the right to receive dividends in, or based on, a different currency from the currency of the **Preference Shares** In the terms of the **Preference Shares**, the **Directors** can allow a dividend on the shares paid under Article 5 18 to be paid in a different currency from the currency of the **Preference Shares**

6 The rights of Preference Shares to capital

6.1 If capital is returned or any *assets* are distributed to **shareholders** for any reason (including **the Company** being *wound up*), each **Priority Preference Share** will *rank* equally with every other **Priority Preference Share**, and with any other shares whose terms say that they *rank* equally with them, in sharing in **the Company's** *assets* The **Priority Preference Shares** and any other shares whose terms say that they rank equally with them will *rank* ahead of all other shares in sharing in **the Company's** *assets* In these circumstances the other **Preference Shares** will *rank* behind the **Priority Preference Shares** but will (unless their terms provide otherwise) *rank* equally with each other and with any other shares whose terms say that they *rank* equally with them in sharing in **the Company's** *assets* and will *rank* ahead of all other shares in sharing in **the Company's** *assets* These provisions will not apply where **the Company** returns capital by *redeeming* or buying back any class of shares If there is a return of capital to which this Article applies, each holder of a **Preference Share** will be entitled to receive all of the following from **the Company's** *assets* which can be distributed to its **shareholders**

- repayment of the amount paid up on the **Preference Share**, or the **amount** treated as paid up on the **Preference Share**,
- any *premium* which was paid or treated as paid when the **Preference Share** was *issued*,
- the amount of any dividend which is due for payment on, or after, the date the *winding up* commenced, or the date capital was returned in any other way, which is payable for a period ending on or before that date,
- any **dividend arrears** on any **Cumulative Preference Shares** held by him, and
- a proportion of any dividend if the dividend period began before the *winding up* commenced, or capital was returned in any other way, but ends after that date The proportion will be the amount of the dividend that would otherwise have been payable for the period which ends on that date This applies even if the dividend has not been *declared* or earned

6.2 If there is a return of capital or distribution of *assets* to which Article 6 1 applies, and there is not enough to pay the **amounts** due on the **Preference Shares** and on any other shares whose rights say that they *rank* equally with them in sharing in **the Company's** *assets*, then

- the holders of the **Priority Preference Shares** and the holders of those other shares which *rank* equally with them will share what is available in proportion to the **amounts** to which they are entitled The holders of the **Priority Preference Shares** and the holders of those other shares will be given preference over the holders of other classes of shares which *rank* behind them in sharing in **the Company's** *assets*, and
- to the extent that there are then any *assets* remaining, the holders of any **Further Preference Shares** (other than the **Additional Preference Shares**) and the holders of any other shares whose rights say they *rank* equally with such **Further Preference Shares** will share what is available

in proportion to the **amounts** to which they are entitled and in accordance with their respective priorities The holders of such **Further Preference Shares** and the holders of those other shares will be given preference over the holders of other classes of shares which *rank* behind them in sharing in **the Company's** *assets*

6 3 No **Preference Share** gives any other right to share in **the Company's** *assets*

7 Redeeming Preference Shares

7.1 **The Company** can *redeem* each series of **Preference Shares** (other than the **9¼% Preference Shares** and **9¾% Preference Shares**) in the way set out in Article 7 *subject to* the **legislation** and Article 5 17 A particular series of **Preference Shares** cannot, however, be *redeemed* if the Articles so provide or the **Directors** have decided, before the **Preference Shares** of that series have been first *allotted*, that the **Preference Shares** of that series cannot be *redeemed*

7.2 When a **Preference Share** is *redeemed*, the following will be paid for each **Preference Share**

- the amount of the *nominal value* paid up on the **Preference Share**, or the amount of the *nominal value* treated as paid up on it,
- any dividend which has *accrued* on the Redemption Date on which the **Preference Share** is due to be *redeemed* if the **Directors** have decided before any **Preference Shares** of that series were first *allotted* that such dividend should be paid when that share is redeemed or the Articles so provide, and
- any *premium* paid when the **Preference Share** was *issued*, if the **Directors** have decided before any **Preference Shares** of that series were first *allotted* that this *premium* should be paid when that share is *redeemed* or the Articles so provide

The payment will be in the currency in which the **Preference Share** is denominated unless the **Directors** decide otherwise

The meaning of "**Redemption Date**" is given below

7.3 In order to *redeem* some or all of the **Preference Shares** of a particular series on a Redemption Date applicable to that series, **the Company** will give the holders of that particular series of **Preference Shares** notice **in writing** containing the information required by Article 7 5 (a "**Redemption Notice**")

For holders of **Preference Shares** with a fixed rate of dividend, the Redemption Notice must be given at least 30 days before the Redemption Date, but not more than 60 days before For holders of **Preference Shares** with a variable rate of dividend, the Redemption Notice must be given at least 20 days before the Redemption Date, but not more than 60 days before

Subject to the last paragraph of this Article 7 3, unless the **Directors** decide otherwise before **Preference Shares** of that series are first *allotted* the Redemption Date for a series of **Preference Shares** will be any date, which falls on or after the date the **Directors** have chosen as the first date on which the **Preference Shares** of that series can be *redeemed* (the "**first Redemption Date**") before any **Preference Shares** of that series were first *allotted* The first Redemption Date for any series of **Preference Shares** must not be less than five years and one day after the **Preference Shares** of that series were first *allotted* except that this provision shall not apply to the 750,000 6 413% Non Cumulative Callable Fixed to Floating Rate Series 'A' **Preference Shares** of US$1 each and the 750,000 5 92% Non Cumulative Callable Fixed to Floating Rate Series 'B' **Preference Shares** of US$1 each of the Company The **Directors** may also decide before any **Preference Shares** of a particular series are first *allotted* that any Redemption Date for that particular series after the first Redemption Date will only occur

- at specified intervals after the first Redemption Date,
- after a period following the Redemption Date which precedes it, or
- on particular dates

For any series of **Preference Shares** which is first *allotted* as *redeemable* preference shares after Section 159A of the **CA 1985** comes into force, the **Directors** may, before that series is first *allotted*, in addition to, or instead of, the dates referred to earlier in Article 7 3

- fix a date when the shares will be, or may be, *redeemed*,
- fix a date by which the shares will be, or may be, *redeemed*, and/or
- fix dates between which the shares will be, or may be, *redeemed*

Subject to the provisions of the **CA 1985** and all other laws and regulations applying to **the Company**, **the Company** may, at its option, *redeem* the **$6^1/_8$% Preference Shares** on the first dividend payment date after 19 April 2024 or any fifth anniversary thereafter The *redemption* payment will be £1 per **$6^1/_8$% Preference Share** to be redeemed and an amount equal to the accrued but unpaid dividend in respect of the period from the dividend payment date preceding the date fixed for redemption

7.4 If **the Company** is only going to *redeem* some of a series of **Preference Shares**, it will arrange for a draw to decide which **Preference Shares** to *redeem* on such basis as the **Directors** consider appropriate at the time This will be drawn at the **Registered Office** or at any other place which the **Directors** decide on The **Auditors** must be present at the draw

7.5 A Redemption Notice must state

- the Redemption Date on which the **Preference Shares** are due to be *redeemed*,
- the number of **Preference Shares** which are to be *redeemed*,
- the *redemption* payment (specifying details of the amount of any dividend which may have *accrued* but is unpaid, which will be included in the *redemption* payment if the **Directors** have decided before any **Preference Shares** of that series were first *allotted* that such dividend should be paid when the shares are redeemed),

- the place or places where documents of title for the **Preference Shares** must be presented and surrendered, and where the *redemption* payment will be made, in the case of **Preference Shareholders** who hold their **Preference Shares** in *certificated form*, and

- details of the *issuer instruction* to be sent to the *relevant system* by **the Company** requesting the deletion of the entries in the *relevant system* relating to the relevant **Preference Shares**, in the case of **Preference Shares** held in *uncertificated form*

Any Redemption Notice to be sent to holders of **$6^1/_8$% Preference Shares** will be sent not less than 30 days nor more than 60 days before the Redemption Date

On the relevant Redemption Date, **the Company** will *redeem* the relevant **Preference Shares** This is *subject to* the other provisions of Article 7 and also to the **legislation** If the Redemption Notice is defective in any way, or not given properly, the *redemption* will still be valid

7.6 Unless the terms of *issue* provide otherwise, the *redemption* payment will be made by

- a cheque drawn on any bank in London, or

- a transfer to an account held by the person to be paid at any bank in London, if the holder or joint holders has or have requested this before the date given in the Redemption Notice, or

- any other method which the **Directors** may decide on and which is specified in the Redemption Notice

7.7 In the case of **Preference Shares** held in *certificated form*, payment will be made when the relevant share certificate is presented and surrendered at the place, or any of the places, stated in the Redemption Notice If a certificate is for more **Preference Shares** than are to be *redeemed*, **the Company** will send a certificate for the balance This certificate will be sent within 14 days of *redemption* to the registered holder, or to the first named joint holder, free of charge, but at the holder's risk

In the case of **Preference Shares** held in *uncertificated form*, payment will be made when **the Company** has received confirmation from the *relevant system* of the deletions of the relevant entries on the *relevant system*

7 8 All *redemption* payments will be made after complying with any tax laws, and any other laws, which apply

7 9 The dividend on any **Preference Shares** which are to be *redeemed* will stop *accruing* from the date on which the *redemption* payment is due But if the *redemption* payment is wrongly withheld or refused after it has become due, the dividend will be treated as continuing to *accrue* This will be at the rate or rates which would have applied without the *redemption*, and will apply from that date until the day the *redemption* payment is made The **Preference Shares** will not be treated as having been *redeemed* until the *redemption* payment has been made

7.10 If the date on which the *redemption* payment is due is not a **working day**, then the payment will be made on the next **working day** There will be no interest or other payment for the delay

7.11 If the holder of any **Preference Share** which is being *redeemed* gives **the Company** a receipt for the *redemption* payment, or if the law treats him or her as giving a receipt, this will establish conclusively that **the Company** has carried out its obligation completely If a **Preference Share** is held jointly, this will apply to any receipt, or anything the law treats as a receipt, from the first named joint holder

7.12 *Subject to* any restrictions in the **CA 1985**, if **the Company** *redeems* or buys back any **Preference Shares**, the **Directors** can do either or both of the following things relating to the share capital representing the **Preference Shares**

- change the *nominal amount* of **Preference Shares** into **Preference Shares** of a larger or smaller *nominal amount*, or
- convert this capital into shares of any other class of **share capital** in the same currency which exists at the time, or into unclassified shares in the same currency, with as near as possible the same total *nominal amount*

Article 14 will apply to any change to the amount of **Preference Shares** which is carried out under Article 7 12

7.13 **The Company** cannot *redeem* any **Preference Shares** unless it has received the prior consent of the **FSA** (if **the Company** is required to obtain such consent) If the **FSA** does consent to any redemption, it may impose any conditions at the time it gives the consent with which **the Company** must comply

8 The voting rights of Preference Shares

8 1 *Subject to* Article 8 2, the holders of any series of **Preference Shares** are entitled to receive notice of General Meetings, and to attend, speak and vote at General Meetings, if any of the following apply

- a resolution is going to be proposed at the meeting which would vary or *abrogate* the rights and restrictions attached to that series of **Preference Shares** In this case, they are only entitled to speak to and vote on this resolution, or
- a resolution is going to be proposed at the meeting to *wind up*, or in relation to the winding up of, **the Company** In this case they are only entitled to speak to and vote on this resolution, or
- any other circumstances have arisen which the Articles provide or the **Directors** decided before the **Preference Shares** of that series were first *allotted*, would give the **Preference Shareholders** of that series a right to attend and speak and vote at meetings

Notwithstanding the provisions above the holders of the **9¼% Preference Shares** and **9¾% Preference Shares** are entitled to receive notice of, and to attend General Meetings They can only vote in the circumstances set out above

8.2 If, on the dividend payment date which occurs immediately before the date of notice of any General Meeting of **the Company**, a dividend for the relevant series of **Preference Shares** has not been *declared* and paid in cash in full or, in the case of a series of **Non Cumulative Preference Shares** to which the **Directors** have decided that the provisions of Articles 5 10 to 5 13 will apply (other than the **9¼% Preference Shares** and **9¾% Preference Shares**), the extra **Non Cumulative Preference Shares** have not been *allotted* and *issued*, the holders of the **Preference Shares** of that series will be entitled to speak and vote on all resolutions proposed at that meeting These rights of the holders of the **Preference Shares** of the relevant series will continue until, in the case of **Cumulative Preference Shares, the Company** has paid all unpaid dividends in full or, in the case of **Non Cumulative Preference Shares**, payment of dividends has been resumed in full or, if the provisions of Articles 5 10 to 5 13 apply, (other than in respect of the **9¼% Preference Shares** and **9¾% Preference Shares**) the extra **Non Cumulative Preference Shares** have been *allotted* and *issued*

8 3 The **Preference Shareholders** of any series can also require there to be a General Meeting if the Articles provide or the **Directors** have decided, before the **Preference Shares** of that series were first *allotted*, that those **Preference Shareholders** can do this The **Directors** can decide when and how those **Preference Shareholders** can do this If those **Preference Shareholders** require there to be a General Meeting in this way, the **Directors** must call the meeting as soon as it is practicable to do so

8 4 Unless the **Directors** decide otherwise before **Preference Shares** of any series are first *allotted*, a **Preference Shareholder** of that series who attends personally or by a *proxy* (other than the chairman of the meeting in his capacity as a *proxy*) or by a *company representative* in each case who is present in person, will have one vote on a *show of hands* If there is a *poll*, a **Preference Shareholder** of any series who attends personally, or who appoints a *proxy* or a *company representative*, will have such number of votes for such amount of *nominal value* of **Preference Shares** of the series of which he or she is the holder as the **Directors** shall decide before the **Preference Shares** of that series are first *allotted* or in accordance with Article 8 5 Other provisions in the **Articles** relating to voting rights will also apply to **Preference Shareholders**

8.5 If there is a *poll* in relation to a resolution on which a holder of **Priority Preference Shares** is entitled to vote, the holders of **9¼% Preference Shares**, the **9¾ Preference Shares** and the **6⅛% Preference Shares** shall in the circumstances referred to in Article 8 4 have one vote for each £1 of *nominal value* of those series of **Preference Shares** held by him

9 Buying back Preference Shares

The Company can buy back any **Preference Shares** which have been *issued*, on the terms and conditions decided on by the **Directors** The **Preference Shares** can be bought back

- through the market,
- by tender (which will be available to all holders of **Preference Shares** alike), or

- if the **Directors** decide before the **Preference Shares** of any particular series are first *allotted*, by private arrangement

The **Directors** must comply with the **legislation** and, if it applies, with Article 5 17

10 Varying the rights of Preference Shares

10.1 The rights of the holders of any series of **Preference Shares** will be regarded as being varied or *abrogated* if

- the **Directors** seek to authorise, create or increase the **amount** of any class of shares, or other securities which can be converted into any class of shares, which *rank* ahead of the **Preference Shares** of the relevant series in sharing in the profits or *assets* of **the Company**, other than a series of **Junior Preference Shares** if, and to the extent that, the **Directors** have so decided before **Junior Preference Shares** of that series are first allotted that the provisions of this sub paragraph shall not apply to such **Junior Preference Shares**,

- immediately following a *capitalisation* of any *reserves* which are capable of being distributed to **shareholders** (other than in the case of distributable *reserves* which are being *capitalised* for the purposes of *allotting* and *issuing* extra **Ordinary Shares** to **Ordinary Shareholders** as permitted under Article 147 or for the purposes of *allotting* and *issuing* extra **Non Cumulative Preference Shares** to **Preference Shareholders** as permitted under Article 5 10), the *reserves* which are held by **the Company** and its **subsidiaries** and are capable of being distributed would amount, in total, to less than a multiple (which in the case of the **Priority Preference Shares** is ten), decided on by the **Directors** before the **Preference Shares** of the relevant series are first *allotted*, of the total annual amount of any dividends payable in respect of all **Preference Shares** *in issue* at the time of that *capitalisation*,

- any other series of **Preference Shares** or any other class of shares of **the Company** which is to *rank* equally with the relevant series of **Preference Shares** in some or all respects is created or *issued* or any securities are created or *issued* which are convertible into **Preference Shares** or those other shares, if, where the **Preference Shares** of the relevant series are **Cumulative Preference Shares**, the dividend payment on those **Preference Shares** (including any **dividend arrears**) has not been paid in full or, where the **Preference Shares** of the relevant series are **Non Cumulative Preference Shares**, the dividend payment on the **Preference Shares** of the relevant series has not been paid in full on the dividend payment date which occurs immediately before the creation or *issue* of those shares or securities or, in the case of **Non Cumulative Preference Shares** to which the **Directors** have decided (or the Articles provide) that the provisions of Articles 5 10 to 5 13 will apply if the extra **Non Cumulative Preference Shares** have not been *allotted* and *issued* in respect of that dividend payment, or

- any resolution is passed for the reduction of the amount of capital paid up on the **Preference Shares** of the relevant series

Accordingly, unless the **Directors** decide otherwise before **Preference Shares** of any particular series are first *allotted*, these events can only take place if

- holders of at least three quarters in *nominal value* of all **existing Preference Shares** of the relevant series agree **in writing**, or
- an *Extraordinary Resolution*, passed at a separate meeting of the holders of the **existing Preference Shares** of the relevant series approves the proposal in accordance with Article 48 3

Subject to section 125 of the **CA 1985**, in the case of the **9¼% Preference Shares** and **9¾% Preference Shares**, the agreement in writing of the holders of a majority in nominal value of, or the approval of an ordinary resolution passed at a meeting of holders of the relevant class(es) of **the Initial Preference Shares** is sufficient

Whenever the rights attached to **existing Preference Shares** of any particular series differ from the rights attached to **existing Preference Shares** of any other series and some matter arises which would amount to a variation or abrogation of the rights attached to all the **Preference Shares** of those series, if the effect of that variation or abrogation on all the **Preference Shares** of those series is, in the opinion of the **Directors**, substantially the same, the rights attached to all the **Preference Shares** of those series may be varied or *abrogated* by the agreement **in writing** of the holders of at least three quarters in *nominal value* of all the **Preference Shares** of those series (other than the **9¼% Preference Shares** and the **9¾% Preference Shares**) or with the approval of any *Extraordinary Resolution*, passed at a separate meeting of the holders of all the **Preference Shares** of those series (other than the **9¼% Preference Shares** and the **9¾% Preference Shares**) Whenever this provision applies, all the holders of the **Preference Shares** of the relevant series (other than the **9¼% Preference Shares** and the **9¾% Preference Shares**) shall be treated as holding **Preference Shares** of a single class Subject to section 125 of the **CA 1985**, a separate meeting of the holders of each of the **9¼% Preference Shares** and **the 9¾% Preference Shares** must approve the proposal by the passing of an ordinary resolution at each such meeting of the relevant class or the holders of the majority in *nominal value* of each of these classes of **Preference Shares** must agree **in writing**

However, this does not of itself restrict **the Company's** ability to *redeem*, or buy back, any shares before returning *assets* to **Preference Shareholders**

10.2 *Subject to* Article 10 1 and unless the **Directors** decide otherwise before the **Preference Shares** of any particular series are first *allotted*, the *special rights* which apply to those **Preference Shares** will not be varied if

- any other series of **Preference Shares** is created or *issued*,
- any other shares are created or *issued* which *rank* equally with, or behind, the **Preference Shares** in sharing in **the Company's** profits or *assets*, or
- **the Company** *redeems* or buys back any of its shares which *rank* equally with, or behind, those **Preference Shares** in sharing in **the Company's** profits or *assets*

For the avoidance of doubt, any shares of any other class which are created or *issued* which *rank* equally with the **Preference Shares** in sharing in **the Company's** profits or *assets* may have the benefit of the rights set out in Article 5 17

10.3 If a new series of **Preference Shares**, or any other class of shares, is created, or *issued*, which *ranks* equally with the **existing Preference Shares** in sharing in the profits or *assets* of **the Company**, these can either have the same rights as, or different rights from, **existing Preference Shares** This will not, of itself, be treated as varying or abrogating the rights of the **existing Preference Shares** For example

- the rate of the dividend on the shares can be different,
- the way that the dividend is worked out can be different including without limitation whether the dividend is cumulative or non cumulative and whether Articles 5 10 to 5 13 apply and whether the requirement to *declare* and pay dividends in full under Article 5 5 applies,
- the payment dates for dividends can be different,
- the date from when the shares are entitled to dividends can be different,
- the *premium* may or may not be paid if capital is returned on the shares,
- **the Company** can *redeem* the new shares or they can be *non redeemable*,
- if **the Company** can *redeem* the new shares, the *redemption* can be on different dates, and on different terms, from those which apply to the **existing Preference Shares**,
- the new shares can be converted (on the terms and conditions set before the new shares are first *allotted*) into **Ordinary Shares**, or into any other class of shares which *rank* equally with, or behind, the **existing Preference Shares** in sharing in the profits or *assets* of **the Company**,
- the new shares and dividends payable in respect of those shares can be in any currency or denomination, and/or
- the new shares can be in any basket of currencies if the **legislation** allows

10.4 "In writing", for the purposes of Articles 10 1 and 11A 10 1 means in writing or any substitute for writing, or both including electronic communication but only to the extent that both **the Company** and the other party or parties to the communication have agreed to accept it in such form

11 Converting Preference Shares into other shares

11.1 If any **Preference Shares** are *issued* which can be converted into **Ordinary Shares**, or into any other class of shares which *rank* equally with, or behind, **existing Preference Shares** in sharing in the profits and *assets* of **the Company**, these are called "**Convertible Preference Shares**" If the Convertible Preference Shares become due to be converted, the **Directors** can decide that they will be converted as set out in Article 11 2 or in any other way which the **legislation** allows

11 2 The **Directors** can decide to *redeem* any Convertible Preference Shares at their *nominal value* The *redemption* must be made out of the proceeds of a fresh *issue* of **Ordinary Shares** or any other shares into which they can be converted and the following will apply

- the Convertible Preference Shares will give their holders the right and obligation to *subscribe for* the number of **Ordinary Shares**, or other shares, set by the terms of the Convertible Preference Shares,
- the new shares will be *subscribed for* at the *premium* (if any) which is equal to the *redemption* money, less the *nominal amount* of the new shares If the Convertible Preference Shares are not in sterling, the **Directors** will decide on the equivalent amount of sterling to work out the *premium*,
- each holder of Convertible Preference Shares will be treated as authorising and instructing the **Secretary**, or anybody else the **Directors** decide on, to *subscribe for* the shares in this way, and to borrow money in anticipation of the *redemption* of the Convertible Preference Shares This cannot be *revoked*, and
- if a holder of Convertible Preference Shares converts them, or if someone does this for him or her, he or she will be treated as authorising and instructing the **Directors** to pay his or her *redemption* money to the **Secretary**, or anybody else the **Directors** decide on, and to subscribe for the new shares If the *redemption* money is not in sterling, the **Directors** can decide how this is to be converted into sterling before being paid

11A Rights of Preference Shares issued on or after 25 April 2006

11A.1 **The Company** may from time to time *issue* **Preference Shares** Subject to legislation in force at the relevant time, a series of **Preference Shares** shall have such **rights** to share in the profits and *assets* of **the Company** and such other **rights** as the **Directors** shall decide to give it before **Preference Shares** of that series are first allotted but any such decision shall be without prejudice to any rights attaching to any **existing Preference Shares** and no such decision shall vary or abrogate the rights attaching to **existing Preference Shares** without such consent to the variation or abrogation as is required by these **Articles** In deciding the rights attaching to any series of **Preference Shares**, the **Directors** shall decide upon the matters referred to in Articles 11A 2 to 11A 11 inclusive below and for the avoidance of doubt may decide upon such matters by reference to, or by deeming the application of, all or any of the rights, obligations, benefits or other matters set out in Articles 4 to 11

11A.2 Currency

Subject only to there being authorised but unissued share capital of the Company denominated in a relevant currency, a series of **Preference Shares** may be issued in such currency as the Directors shall decide

11A 3 Ranking

The **Directors** shall decide whether the **rights** attaching to a series of **Preference Shares** to share in the profits and *assets* of **the Company** rank equally with or behind or ahead of any other **Preference Shares** of **the Company** then in issue or to be issued and whether all or any of such **rights** or the ranking of such **Preference Shares** may be varied after **Preference Shares** of that series are first allotted and, if so, in what circumstances and subject to what conditions

11A.4 The rights of Preference Shares to share in profits

A series of **Preference Shares** shall have such **rights** to a preferential dividend as the **Directors** decide to give it before shares of that series are first allotted Without prejudice to the generality of this statement, the **Directors** shall decide, in respect of any series, the matters set out in paragraphs 11A 4 1 to 11A 4 5 inclusive below

11A 4 1 Dividend rate

The **Directors** shall decide whether or not a dividend is payable, the extent to which a dividend shall be payable, and, if payable, at what rate or rates or how the rate or rates shall be determined,

11A 4 2 Dividend Payment Dates

The **Directors** shall decide whether a dividend in respect of a series of **Preference Shares** is payable upon a specified date or dates or at a date or dates to be determined or otherwise,

11A 4 3 Dividend Periods

The **Directors** shall decide the date (if any) from which a dividend will *accrue* and the date (if any) to which it will *accrue* and shall also decide how the amount of any dividend is to be calculated if it is or may be payable otherwise than in respect of the period between such dates,

11A 4 4 Cumulative or non cumulative dividend

The Directors shall decide whether the right to receive a dividend shall be *cumulative* or *non cumulative* or may change from one to the other at any specified date or dates or at a date or dates to be determined in the future,

11A 4 5 Shares in lieu of dividend

The Directors shall decide, in respect of a series of Preference Shares, whether or not additional Preference Shares may or shall be allotted and issued in lieu of a dividend

(i) No additional **Preference Shares** may be allotted and issued unless there is an amount in **the Company's** profit and loss account, or in any of **the Company's** *reserves* (including any *share premium account* and *capital redemption reserve*), which can be used for paying up the full *nominal value* of such **Preference Shares**

(ii) Additional **Preference Shares** allotted and issued in lieu of a dividend will be credited as fully paid The total *nominal value* of the additional **Preference Shares** shall be determined in such manner and upon such terms as the **Directors** shall have decided before the **Preference Shares** of the relevant series in respect of which additional **Preference Shares** are to be allotted and issued are first allotted

(iii) To pay up in full additional **Preference Shares** to be allotted and issued in lieu of a dividend, the **Directors** will

- capitalise from the reserves a sum equal to the total nominal value of such **Preference Shares**,

- set that sum aside for the holders of **Preference Shares** of the relevant series on the Register at the close of business on the record date for the relevant dividend (or another date if the **Directors** consider it appropriate) and use that sum to pay up in full the additional **Preference Shares** or, in the case of **Preference Shares** of the relevant series represented by share warrants to bearer at the relevant time, for the holders of such share warrants,

- allot and issue the additional **Preference Shares** to the holders of the **Preference Shares** entitled to them or, in the case of **Preference Shares** represented by share warrants to bearer, to a nominee for the holders of such share warrants, and

- if the additional **Preference Shares** to be allotted and issued in lieu of a dividend are denominated in a currency different from the currency in which the relevant reserves are denominated, the **Directors** shall use such exchange rate to calculate the amount of reserves to be capitalised as they consider appropriate

(iv) The **Directors** must call a General Meeting of **the Company's** shareholders if the Company cannot *allot* and *issue* the additional **Preference Shares** in lieu of a dividend because

- there is not enough *authorised share capital*, and/or

- the Directors are not authorised to *allot* enough **Preference Shares** under Section 80 of the **CA 1985**

The **Directors** will propose resolutions at that meeting to increase the *authorised share capital*, and/or to grant the **Directors** the necessary authority to *allot* the additional **Preference Shares**

(v) The **Directors** can do anything which they think is necessary or convenient to carry out what is required by this Article 11A 4 5

11A 5 The Rights of Preference Shares to Capital

Article 6 shall apply to determine the rights of a **Preference Share** to share in the Company's assets unless the Directors decide otherwise in respect of any series of **Preference Shares** before **Preference Shares** of that series are first allotted and, in particular, but without prejudice to the generality of the foregoing the Directors may decide that a holder of a **Preference Share** will be entitled to receive some only of the amounts specified in Article 6 1 or may be entitled to receive additional amounts which may be fixed or to be calculated by reference to a formula or to be determined in any other manner whatsoever

11A.6 Redemption

In respect of any series of **Preference Shares,** the **Directors** may decide before Preference Shares of a series are first allotted that the **Preference Shares** of that series are **Redeemable Preference Shares** and, in such event, the **Directors** may

11A 6 1 designate any **Redemption Date** or **Redemption Dates** whatsoever or decide that there shall be no fixed **Redemption Date** or that a fixed **Redemption Date** or fixed **Redemption Dates** may be designated after allotment,

11A 6 2 decide that any redemption in respect of a series of **Redeemable Preference Shares** shall be in respect of all of the **Redeemable Preference Shares** of such series or of part only, and

11A 6 3 decide in their absolute discretion the terms of redemption and the manner in which such shares may be redeemed and, in particular, without prejudice to the foregoing

(i) specify whether or not any dividend which may have *accrued* but which is unpaid as at a **Redemption Date** in respect of such series shall be payable as part of the *redemption* payment on such **Redemption Date,**

(ii) specify whether or not any *premium* paid when the **Preference Shares** were *issued* shall be payable as part of the *redemption* payment on a **Redemption Date** in respect of such shares, and

(iii) specify any other amounts which shall be payable as part of the redemption payment on a **Redemption Date** in respect of such series of Preference Shares

11A.7 Payment

11A 7 1 Payment of any amount due to a holder of a **Preference Share** of any series (including, without prejudice to the foregoing, by way of dividend, on redemption or on a winding up) shall be made in the currency in which such **Preference Share** is denominated or in such other currency or currencies as may be determined by the **Directors** before **Preference Shares** of the relevant series are first allotted

11A 7 2 If the day on which payment of any amount due to a holder of a **Preference Share** of any series is not a **working day**, the payment will be made on the next **working day** There will be no interest or other payment for any such delay

11A.8 Voting Rights

11A 8 1 If the **Directors** so decide prior to the **Preference Shares** of any series being first *allotted*, the **Preference Shareholders** of such series shall have such rights to attend and/or speak and/or vote at such meetings as the **Directors** may decide

11A 8 2 If the **Directors** decide that **Preference Shareholders** shall have the right to vote at any meeting, they shall decide how many votes each **Preference Shareholder** shall have on (i) a *show of hands* and (ii) a *poll* and shall also decide when and how **Preference Shareholders** of such series shall exercise such right

11A 8 3 If the **Directors** so decide prior to the **Preference Shares** of any series being first *allotted*, **Preference Shareholders** of such series shall have the right to requisition a General Meeting of **the Company** The **Directors** can decide when and how those **Preference Shareholders** can requisition a General Meeting

11A.9 Purchases of Preference Share

The Company can purchase any **Preference Shares** which have been *issued*, on the terms and conditions decided on by the **Directors** The **Preference Shares** can be bought back

11A 9 1 through the market,

11A 9 2 by tender (which will be available to all holders of **Preference Shares** alike), or

11A 9 3 if **the Directors** decide before the **Preference Shares** of any particular series are first *allotted*, by private arrangement

11A.10 Variation of rights of Preference Shares

11A 10 1 A variation or abrogation of rights attached to any particular series of **Preference Shares** can only take place if

- holders of at least three quarters in *nominal value* of all **existing Preference Shares** of the relevant series agree **in writing**, or
- an *Extraordinary Resolution*, passed at a separate meeting of the holders of the **existing Preference Shares** of the relevant series approves the proposal in accordance with Article 48 3

Whenever the rights attached to **existing Preference Shares** of any particular series differ from the rights attached to **existing Preference Shares** of any other series and some matter arises which would amount to a variation or abrogation of the rights attached to all the **Preference Shares** of those series, if the effect of that variation or abrogation on all the **Preference Shares** of those series is, in the opinion of the **Directors**, substantially the same, the rights attached to all the **Preference Shares** of those series may be varied or *abrogated* by the agreement **in writing** of the holders of at least three quarters in *nominal value* of all the **Preference Shares** of those series or with the approval of any *Extraordinary Resolution*, passed at a separate meeting of the holders of all the **Preference Shares** of those series *Whenever this provision applies, all the holders of the* **Preference Shares** of the relevant series shall be treated as holding **Preference Shares** of a single class

11A 10 2 Unless the **Directors** decide otherwise before the **Preference Shares** of any particular series are first *allotted*, the *special rights* which apply to those

Preference Shares will not be varied or abrogated or deemed to be varied or abrogated if

- any other series of **Preference Shares** is created or *issued*,
- any other shares are created or *issued* which *rank* equally with, or behind, the **Preference Shares** in sharing in **the Company's** profits or *assets*, or
- **the Company** *redeems* or buys back any of its shares which *rank* equally with, or behind, those **Preference Shares** in sharing in **the Company's** profits or *assets*

The **Directors** may also decide, in respect of any series of **Preference Shares**, before shares of that series are first allotted, that any other specified matter or specified matters will be, or will be deemed to be, or not to be, a variation or abrogation of rights attached to that series of **Preference Shares**

11A.10 3 If a new series of **Preference Shares**, or any other class of shares, is created, or *issued*, which *ranks* equally with the **existing Preference Shares** in sharing in the profits or *assets* of **the Company** ("new shares"), the new shares can have the same rights as, or different rights from, **existing Preference Shares** This will not, of itself, be treated as varying or abrogating the rights of the **existing Preference Shares** For example

- the rate of the dividend on the new shares can be different,
- the way that the dividend is worked out can be different including, without limitation, whether the dividend is cumulative or non-cumulative,
- the circumstances (if any) in which a dividend can be paid or cannot be paid can be different,
- the payment dates for dividends can be different,
- the date from when the new shares are entitled to dividends can be different,
- a *premium* may or may not be paid if capital is returned on the shares whether or not such a premium is payable on the existing **Preference Shares**,
- **the Company** can *redeem* the new shares or they can be *non redeemable* whether or not existing **Preference Shares** are **Redeemable Preference Shares**,
- if **the Company** can *redeem* the new shares, the *redemption* can be on different dates, and on different terms, from those which apply to the **existing Preference Shares** which are **Redeemable Preference Shares**,
- the new shares can be converted (on the terms and conditions set before the new shares are first *allotted*) into **Ordinary Shares**, or into any other class of shares which *rank* equally with, or behind, or

ahead of the **existing Preference Shares** in sharing in the profits or *assets* of **the Company**,

- the new shares and dividends payable in respect of those shares can be in any currency or denomination, and/or
- the new shares can be in any basket of currencies if the **legislation** allows

11A.11 Conversion of Preference Shares into other shares

Before the **Preference Shares** of any series are first *allotted* the Directors may

11A 11 1 Decide that such **Preference Shares** shall be **Convertible Preference Shares** which

will upon certain dates or in certain circumstances, or

(i) may at the option of **the Company** upon certain dates or in certain circumstances, or

(ii) may at the option of the **Preference Shareholder** upon certain dates or in certain circumstances,

be converted into

(a) **Ordinary Shares**, or

(b) any other class of shares which *rank* equally with, or behind, or ahead of **existing Preference Shares** in sharing in the profits and *assets* of **the Company**, or

(c) any other type of securities whatsoever,

11A 11 2 Decide the number of shares or other securities into which such **Preference Shares** shall be converted, or any formula or other method for calculating this number,

11A 11 3 Subject to the **legislation**, decide the manner in which such conversion shall be effected,

11A 11 4 If the **Convertible Preference Shares** are to be redeemed for the purposes of the conversion, decide the person or persons, including without limitation the **Secretary**, who will

(i) be required to subscribe for the shares or other securities into which the **Convertible Preference Shares** are to be converted and to borrow money in anticipation of the *redemption* of the **Convertible Preference Shares**, and

(ii) receive any *redemption* money payable to the relevant **Preference Shareholder** *prior* to subscription for such shares or other securities,

11A 11 5 Decide, if the **Convertible Preference Shares** are not denominated in **Sterling**, by what method the equivalent amount of **Sterling** is to be calculated for the purposes of calculating any *premium* payable on any

shares into which the **Convertible Preference Shares** are being converted,

11A 11 6 Decide upon any other terms whatsoever in relation to such issue of **Convertible Preference Shares**

11A 12 Other terms and conditions of issue of Preference Shares

The Directors may decide any other terms or conditions of issue of a series of **Preference Shares** whatsoever

12 The power to increase capital

The Company's shareholders can increase **the Company's share capital** by passing an *Ordinary Resolution* This resolution will fix the amount of the increase, the *nominal amount* of the new shares and the currency or currencies of the shares

13 Application of the Articles to new shares

Subject to the terms of *issue* of new shares, the provisions of the **Articles** will apply to new shares in the same way as if they were part of **the Company's** existing **share capital**

14 The power to change capital

The Company's shareholders can pass *Ordinary Resolutions* to do any of the following

- *consolidate*, or *consolidate* and then divide, all or any of its **share capital** into shares of a larger *nominal amount* than the **existing shares**,
- cancel any shares which have not been taken, or agreed to be taken, by any person at the date of the resolution and reduce the amount of **the Company's share capital** by the **amount** of the cancelled shares, and
- divide some or all of its shares into shares of a smaller *nominal amount* than the **existing shares** This is *subject to* any restrictions in the **CA 1985** The resolution may provide that, as between the holders of the divided shares, different **rights** and restrictions of a kind which **the Company** can apply to new shares may apply to different divided shares

15 Fractions of shares

If any shares are *consolidated* or *sub divided*, the **Directors** have power to deal with any fractions of shares which result from the consolidation or sub division as they think fit If the **Directors** decide to sell any shares representing fractions, they can do so for the best price reasonably obtainable and distribute the net proceeds of sale among *members* in proportion to their fractional entitlements The **Directors** can sell those shares to any person (including **the Company**, if the **legislation** allows this) and can authorise any person to transfer those shares to the buyer The buyer does not need to take any steps to see how any money he is paying is used and his ownership will not be affected if the sale was irregular or invalid in any way

16 The power to reduce capital

Subject to the terms of any **Preference Shares** *in issue*, **the Company's shareholders** can pass *Special Resolutions* to do any of the following

- reduce its **share capital** in any way, and
- reduce any *capital redemption reserve* or *share premium account* in any way

17 Buying back shares

Subject to the terms of any **Preference Shares** *in issue*, **the Company** can buy back, or agree to buy back in the future, any shares of any class (including *redeemable* shares), if the **legislation** allows this However, if **the Company** has **existing shares** which are convertible into other shares which are *equity securities* of the class to be purchased, then **the Company** can only buy back *equity securities* of that class if either

- the terms of *issue* of the convertible shares permit **the Company** to buy back *equity securities*, or
- the buy back or agreement to buy back has been approved by an *Extraordinary Resolution* passed by the holders of the convertible shares

17A Share warrants to bearer

17A.1 **The Company** can, under the powers given by, and *subject* to the provisions of, the **CA 2006**, *issue* share warrants to bearer in respect of any *fully paid shares* Accordingly, the **Directors** can, whenever they consider it appropriate and upon receipt of an application in **writing** by the person for the time being named in or entitled to be entered in the **Register** as a holder of the shares in respect of which the warrant is to be issued, *issue* a warrant stating that the bearer of the warrant is entitled to the shares specified in the warrant and can provide for the payment of future dividends or other moneys in respect of the shares included in such warrant by way of coupons or otherwise

17A 2 *Subject* to the provisions of this Article 17A and the **CA 1985**, the bearer of a warrant shall be deemed to be a *member* of **the Company** and shall be entitled to the same privileges and advantages as he would have had if his name had been included in the **Register** as the holder of the shares specified in the warrant

17A.3 **The Company** shall not permit more than one person to be the holder of a warrant

17A 4 No person shall, as the bearer of a warrant, be entitled (a) to sign a *requisition* by **shareholders** to call a **shareholders meeting** or to give notice of intention to submit a resolution to a **shareholders meeting**, or (b) to attend or vote, personally or by his *proxy*, or *exercise* any privilege as a *member* at a **shareholders meeting**, unless he has deposited his warrant, in case (a), before or at the time of lodging such *requisition* or giving such notice of intention as aforesaid or, in case (b), at least three days before the day fixed for the shareholders meeting, at the **Registered Office** or at such other place as may be specified in the notice of the **shareholders meeting**, and unless the warrant remains so deposited until after the **shareholders meeting** and any adjournment of it has been held

17A.5 **The Company** shall deliver a certificate to any person who deposits a warrant at the **Registered Office** or at such other place as may be specified in a notice of a

shareholders meeting as described in Article 17A 4 The certificate shall state such person's name and address and describe the shares included in the warrant so deposited and state the date of *issue* of the certificate The certificate shall entitle such person, either personally or by *proxy*, to attend and vote at any **shareholders meeting** at which he is entitled to attend and vote held within three months from the date of the certificate and prior to the return of the certificate to the **Company** under Article 17A 6 in the same way as if he were the registered holder of the shares specified in the certificate

17A.6 Upon the return of the certificate to **the Company**, the bearer of the certificate shall be entitled to the return of the warrant in respect of which the certificate was given

17A.7 The **Directors** can from time to time make such other arrangements as they think fit, in addition to or in place of the arrangements referred to in Articles 17A 4 and 17A 5, for a person entitled to a warrant held through a ***recognised clearing house*** to *exercise* the **rights** of the bearer of the warrant in relation to **shareholders meetings**

17A.8 The holder of a warrant shall not, except to the extent described above, be entitled to *exercise* any right as a *member* unless (if called upon by any **Director** or the **Secretary** so to do) he produces his warrant or the certificate of its deposit, and states his name and address

17A.9 The **Directors** can *issue* new warrants or coupons on such basis, and in respect of such number of shares, as they consider appropriate at the time and can at any time amend any warrant then in *issue* so that, as a result, the number of shares which such warrant represents at the time is accurately shown The provisions of Article 29 (other than Article 29 6) apply to the replacement of warrant certificates as they do to the replacement of share certificates and references in that Article to "**shareholder**" shall, for this purpose, be deemed to be references to "a bearer of a warrant"

17A.10 The shares included in any warrant shall be transferred by the delivery of the warrant without any written transfer and without registration, and the provisions in the **Articles** in relation to the transfer of shares shall not apply to shares included in a warrant

17A.11 Upon the surrender by the bearer of a warrant, together with the outstanding dividend coupons, if any, in respect thereof, to **the Company** for cancellation, and delivery of an application **in writing** signed by the bearer, in any form which the **Directors** approve, requesting that the bearer of the warrant should be registered as a *member* in respect of the shares included in the warrant, the bearer of a warrant shall be entitled to have his name entered as a member in the **Register** in respect of the shares included in the warrant However, **the Company** shall not be responsible for any loss or damage incurred by any person by reason of **the Company** entering in its **Register** upon the surrender of a warrant the name of any other person who is not the true and lawful owner of the warrant surrendered

17A.12 *Subject* to any **legislation** from time to time, other than a notice of meeting, any notice to the bearer of a warrant or to any other person who holds or is interested in shares in **the Company** in bearer form or any related coupons or talons (if any) shall be sufficiently given if advertised in such newspaper or newspapers as the **Directors**, in their discretion, shall consider appropriate or by such other means as the **Directors** consider appropriate (including, but without limiting the **Directors'** discretion, if warrants are held through a ***recognised clearing house***, by arranging for the notice to be given through that ***recognised clearing house***) If notice is given by newspaper advertisement, it shall be

deemed given on the day when the advertisement appears and, if notice is given through a ***recognised clearing house***, it shall be deemed given on the day the notice is issued by the ***recognised clearing house*** This Article 17A 12 is without prejudice to Articles 65 and 156

17A.13 The **Directors** can, on such basis as they consider appropriate at the time, make and vary the conditions upon which warrants can be issued and any matters incidental to the warrants *Subject* to this Article 17A, the bearer of a warrant shall be *subject* to the conditions for the time being in force relating to warrants whether made before or after the *issue* of such warrant

SHARES

18 The special rights of new shares

18.1 *Subject to* Article 18 4, if **the Company** *issues* new shares, they may have any **rights** or restrictions attached to them These **rights** and restrictions can apply to sharing in **the Company's** profits or *assets* Other **rights** and restrictions can also apply, for example, on the right to vote These **rights** and restrictions can give the new shares priority over some or all of the **rights** of **existing shares**, or **existing shares** can have priority over the **rights** of new shares Alternatively, the new shares and the **existing shares** can have the same **rights** and restrictions

18.2 The **rights** and restrictions referred to in Article 18 1 can be decided either by an *Ordinary Resolution* passed by the **shareholders** or by the **Directors** as long as there is no conflict with any resolution passed by the **shareholders**

18.3 If the **legislation** allows this, the **rights** of any new shares can include a **right** for the holder and/or **the Company** to have them *redeemed*

18.4 The **rights** of any new shares must not vary or *abrogate* any *special rights* already given to any other class of shares unless the holders of those shares have given their approval in the way required by Article 48

18.5 The **Directors** can make it a term of any **Preference Shares** of a particular series that they can only be transferred as a unit together with another right or security This can be for a limited period, or at all times, or until an event happens The **Directors** must decide on any restrictions of this kind before the **Preference Shares** are first *allotted* Articles 50 to 54 (transferring shares) will apply to these **Preference Shares**, but the **Directors** can refuse to register a transfer of any of the **Preference Shares** to which this Article 18 5 applies if they are not transferred with the other right or security To avoid any doubt, if any of these **Preference Shares** are to be traded on the **London Stock Exchange**, they must comply with its regulations and if any of these **Preference Shares** are to be listed on the official list of the **UK Listing Authority** they must comply with its regulations at the time of *issue*

19 Redeemable Shares

Subject to the provisions of the **CA 1985** and to any rights previously conferred on the holders of any other shares, any share may be *issued* which is to be *redeemed*, or is liable to be *redeemed* at the option of **the Company** or the holder

20 The Directors' power to deal with shares

The **Directors** can decide how to deal with any shares which have not been *issued* The **Directors** can *allot* them on any terms, which can include the right to transfer the *allotment* to another person before any person has been entered on the **Register** This is known as the right to ***renounce*** the *allotment* The **Directors** can also grant options to give people an opportunity to acquire shares in the future The **Directors** can dispose of the shares in any other way which they consider appropriate The **Directors** are free to decide who they deal with, when they deal with the shares and the terms on which they deal with the shares However, in making their decision they must obey

- the provisions of the **legislation** relating to authority, *pre emption rights* and other matters, and
- any resolution of a General Meeting which is passed under the **legislation**

21 The Directors' authority to allot "relevant securities"

The Company may from time to time pass an *Ordinary Resolution* referring to this Article and authorising, in accordance with Section 80 of the **CA 1985**, the **Directors** to *exercise* all the powers of **the Company** to *allot* relevant securities and

- on the passing of the resolution the **Directors** shall be generally and unconditionally authorised to *allot* relevant securities (as defined for the purposes of that section) up to the nominal amount specified in the resolution, and
- unless previously *revoked* the authority shall expire on the day specified in the resolution (not being more than five years after the date on which the resolution is passed),

but any authority given under this Article shall allow **the Company**, before the authority expires, to make an offer or agreement which would or might require relevant securities to be *allotted* after it expires This authority is without prejudice to any existing authorities in place under Section 80 of the **CA 1985** as at the date of the adoption of these **Articles**

22 Dis application of pre emption rights

22 1 *Subject* (other than in relation to the sale of treasury shares) *to* the **Directors** being generally authorised to *allot* relevant securities in accordance with Section 80 of the **CA 1985**, **the Company** may from time to time resolve, by a *Special Resolution* referring to this Article, that the **Directors** be given power to *allot equity securities* for cash and, on the passing of the resolution, the **Directors** shall have power to *allot* (pursuant to that authority) *equity securities* for cash as if Section 89(1) of the **CA 1985** did not apply to the allotment but that power shall be limited to

- the allotment of *equity securities* in connection with a *rights issue*, and
- the allotment (other than in connection with a *rights issue*) of *equity securities* having a *nominal amount* not exceeding in aggregate the sum specified in the *Special Resolution*,

and unless previously *revoked*, that power shall (if so provided in the *Special Resolution*) expire on the date specified in the *Special Resolution* of **the Company** This power is without prejudice to any existing authorities in place relating to the

dis application of *pre emption rights* under the **CA 1985** as at the date of the adoption of these **Articles** **The Company** may before the power expires make an offer or agreement which would or might require *equity securities* to be *allotted* after it expires

22.2 For the purposes of this Article

- *equity security* and relevant shares have the meaning given to them in Section 94 of the **CA 1985**,
- *rights issue* means an offer or *issue* of *equity securities* open for acceptance for a period fixed by the **Directors** to or in favour of holders of **Ordinary Shares** on the **Register** on a date fixed by the **Directors** where the *equity securities* respectively attributable to the interests of all those holders are proportionate (as nearly as practicable) to the respective number of **Ordinary Shares** held by them on that date but the **Directors** may make such exclusions or other arrangements as the **Directors** consider expedient in relation to fractional entitlements or legal or practical problems under the laws in any territory or the requirements of any relevant regulatory body or stock exchange in any territory, and
- a reference to the allotment of *equity securities* includes the sale of any relevant shares in **the Company** or (as the case may be) relevant shares of a particular class, if immediately before the sale, the shares were held by **the Company** as treasury shares pursuant to Section 94(3A) of the **CA 1985**

23 Power to pay commission and brokerage

The Company can use all the powers given by the **legislation** to pay commission or *brokerage* to any person who

- applies, or agrees to apply, for any new shares, or
- gets anybody else to apply, or agree to apply, for any new shares

24 Renunciations of allotted but unissued shares

Where a share has been *allotted* to a person but that person has not yet been entered on the **Register**, the **Directors** can recognise a transfer (called a "***renunciation***") by that person of his right to the share in favour of some other person The ability to *renounce allotments* only applies if the terms on which the share is *allotted* are consistent with *renunciation* The **Directors** can impose conditions regulating *renunciation* rights

25 Recognition of trusts

25 1 **The Company** will only be affected by, or recognise, a current and absolute right to whole shares The fact that any share, or any part of a share, may not be owned outright by the registered owner (for example, where a share is held by one person as a nominee or otherwise as a *trustee* for another person) is not of any concern to **the Company** although **the Company** may if it wishes recognise any interests held by *beneficiaries* relating to the shares **If the Company** chooses to recognise those interests, **the Company** will not be obliged to check that all the technical and

administrative requirements relating to those interests have been followed and will be entitled (but not obliged) to recognise any acts by the *beneficiary* holding such interests as if they were the registered holder of the shares

25 2 The only exceptions to Article 25 1 are where **rights** of the kind described there are

- expressly given by the **Articles**, or
- of a kind which **the Company** has a legal duty to recognise

SHARE CERTIFICATES

26 Joint Shareholders

The Company can allow up to a maximum of four people to be recognised as, or to be registered as, joint holders of the same shares If shares are held jointly, **the Company** can pay any money relating to those shares to any of the joint **shareholders** If a joint **shareholder** gives **the Company** a receipt, or if the **legislation** treats him as having given a receipt, this establishes conclusively that **the Company** has carried out its obligations to each of his other joint **shareholders** completely

Articles 28 4, 28 5, 29 6, 31, 51 9, 55, 84, 143 1 and 143 2 also refer to joint **shareholders**

27 Shares without certificates and shares which can be transferred without transfer forms

27.1 **The Company** can *issue* shares, and other securities, which do not have certificates **The Company** can also allow **existing shares** and other securities to be held without certificates Evidence of ownership of these shares and other securities does not involve a certificate **The Company** can also allow any shares or other securities to be transferred without using a transfer form **The Company** must comply with the **legislation** in doing each of these things

27 2 These shares and other securities can, for example, be transferred by using a *relevant system*, as defined in the **Regulations** Shares which can be transferred in this way are called "**uncertificated shares**"

27.3 If **the Company** has any shares *in issue* which are in *uncertificated form*, the **Articles** apply to those shares, but only as far as they are consistent with

- holding those shares as uncertificated shares,
- transferring ownership of those shares by using a *relevant system*,
- any of the provisions of the **Regulations**, and
- any rules laid down by the **Directors** under Article 27 4

27 4 The **Directors** can lay down rules

- which govern the *issue*, holding and transfer and, where appropriate, the mechanics of conversion and *redemption* of uncertificated shares and other securities,
- which govern the mechanics for payments involving a *relevant system*, and

- which make any other provisions which the **Directors** consider are necessary to ensure that the **Articles** are consistent with the **Regulations** or with any rules or guidance of an *Operator* of a *relevant system* under the **Regulations**

These rules will, if they say so, apply instead of the other provisions in the **Articles** relating to certificates and the transfer, conversion and *redemption* of shares and other securities and any other provisions which are not consistent with the **Regulations**

27.5 The **Directors** can elect, without any need for further consultation with the holders of **the Company's** shares or other securities (unless those shares or other securities are governed by a deed or document other than the **Articles** which requires consultation to take place), that any class or all classes of shares and other securities of **the Company** shall be capable of being traded in *uncertificated form* under the **Regulations**

28 Certificates

28.1 When a **shareholder** is first registered as the holder of any class of shares held in *certificated form*, he is entitled, free of charge, to a separate share certificate for the shares of each class held by him

28.2 If a **shareholder** gets more shares of any class, he is entitled, free of charge, to another certificate for the extra shares to the extent that those extra shares are to be held in *certificated form*

28.3 If a **shareholder** transfers part of his shares covered by a certificate, he is entitled, free of charge, to a new certificate for the balance to the extent that the balance is to be held in *certificated form*

28.4 **The Company** does not have to issue more than one certificate for any share held in *certificated form*, even if that share is held jointly

28.5 When **the Company** delivers a certificate to one joint **shareholder**, this is treated as delivery to all of the joint **shareholders**

28.6 If a share is held in *certificated form*, **the Company** can deliver a certificate to a broker or an agent who is acting for a person who is buying the shares, or who is having the shares transferred to him

28.7 Share certificates can be

- signed by one or more **Directors** or by the **Secretary** or by any other person authorised by the **Directors**,
- sealed with the **Seal** or the **Securities Seal**, or
- sealed with the **Seal** or the **Securities Seal** with a copy of the signature(s) of one or more **Directors** or by the **Secretary** or by any other person authorised by the **Directors**

28 8 A share certificate must state the number and class of shares to which it relates and the amount paid up on those shares It cannot be for shares of more than one class

28 9 The time limit for **the Company** to provide a share certificate under this Article 28 is

- one month after the *allotment* of a new share in *certificated form* (or any longer period provided by its terms of *issue*),
- five business days after a transfer of a *fully paid share* in *certificated form* is presented for registration, or
- two months after a transfer of a *partly paid share* in *certificated form* is presented for registration

29 Replacement share certificates

29 1 If a **shareholder** has two or more share certificates for shares of the same class, he can ask **the Company** for these to be cancelled and replaced by a single new certificate **The Company** must comply with this request

29.2 A **shareholder** can ask **the Company** to cancel and replace a single share certificate with two or more certificates for the same total number of shares **The Company** may comply with this request

29.3 A **shareholder** can ask **the Company** for a new certificate if the original is

- damaged or defaced, or
- said to be lost, stolen or destroyed

29.4 If a certificate has been damaged or defaced, **the Company** can require the certificate to be returned to it before issuing a replacement If a certificate is said to be lost, stolen or destroyed, **the Company** can require satisfactory evidence of this and insist on receiving an *indemnity* before issuing a replacement

29.5 The **Directors** can require the **shareholder** to pay **the Company's** exceptional out of pocket expenses for issuing any share certificates under this Article 29

29 6 Any one joint **shareholder** holding shares in *certificated form* can request replacement certificates under this Article 29

CALLS ON SHARES

30 The Directors can make calls on shares

The **Directors** can *call* on **shareholders** to pay any money which has not yet been paid to **the Company** for their shares This includes the *nominal value* of the shares and any *premium* which may be payable on those shares The **Directors** can also make *calls* on people who are *entitled* to *shares by law* If the terms of *issue* of the shares allow this, the **Directors** can do any one or more of the following

- make *calls* at any time and as often as they think fit,
- decide when and where the money is to be paid,
- decide that the money may be paid by instalments,
- *revoke* or postpone any *call*

A *call* is treated as having been made as soon as the **Directors** pass a resolution authorising it

31 The liability for calls

A *member* who has received at least 14 days' notice giving details of the amount *called* and of the time and place for payment, must pay the *call* as required by the notice Joint **shareholders** are liable jointly and severally (which, in general terms, means all of them together and any of them separately) to pay any money *called* for

32 Interest on unpaid calls

If the person due to pay any money *called* for in this way does not pay it by the day that it is due, he is liable to pay interest on the money This interest will run from the day the money is due until it has actually been paid The yearly interest rate will be fixed by the **Directors** (*subject to* a maximum of 15 per cent) or if no rate is fixed, the appropriate rate (as defined by the **CA 1985**) The **Directors** can decide to forgo any or all of this interest

33 Shareholders may not exercise their rights until calls are paid

If a **shareholder** has not paid any amount which is due under a *call* at the time it is due (including any interest and expenses) then, until he has paid all amounts due, he is not entitled to

- receive any dividend,
- attend any meeting,
- vote at a meeting or on a *poll*,
- appoint a *proxy* or *company representative* to do any of these things for him, or
- *exercise* any of the other rights of a **shareholder**

34 Sums which are payable when a share is allotted are treated as a call

If the **terms of a share** require any money to be paid at the time the share is *allotted* or at any fixed date, then this money will be treated in the same way as a valid *call* for money on shares which is due on the same date If this money is not paid, everything in the **Articles** relating to non payment of *calls* applies This includes **Articles** which allow **the Company** to *forfeit* or sell shares and to claim interest

35 Calls can be for different amounts

On or before an *issue* of shares, the **Directors** can decide that **shareholders** may be *called* on to pay different amounts or that they may be *called* on at different times

36 Paying calls early

The **Directors** can accept payment in advance of some or all of the money from a **shareholder** before he is *called* on to pay that money The **Directors** can agree to pay interest at a rate fixed by the **Directors** on money paid in advance until it would otherwise be due to **the Company**

FORFEITING SHARES AND LIENS OVER SHARES

37 Notice following non payment of a call

Articles 37 to 47 apply if a **shareholder** fails to pay the whole amount of a *call*, or an instalment of a *call*, by the day that it is due They also apply in the same way to a person who is *entitled to a share by law* If the whole amount then due has not been paid, the **Directors** can serve a notice on him at any time after the date the payment is due

38 Contents of the notice

This notice must

- demand payment of the amount immediately payable, together with any interest and any of **the Company's** expenses caused by the failure to pay which the **Directors** have decided should be claimed from the **shareholder**,
- give a date by when the total referred to immediately above must be paid This must be at least seven days after the notice is served on the **shareholder**,
- notify him of the restrictions which apply to him under Article 33,
- say where the payment must be made, and
- say that, if the full amount demanded is not paid by the time and at the place stated, **the Company** can *forfeit* the shares on which the *call* or instalment was due

39 Forfeiture if the notice is not complied with

If the notice is not complied with, the shares that it relates to can be *forfeited* at any time while any amount (including interest and expenses) is still outstanding This is done by the **Directors** passing a resolution stating that the shares have been *forfeited* The **Directors** can accept the surrender of any share that would otherwise be *forfeited*

40 Forfeiture will include unpaid dividends

If any shares are *forfeited*, all dividends which are due on the shares, but not yet paid, will also be *forfeited*

41 Dealing with forfeited shares

A share *forfeited* or surrendered under Article 39 belongs to **the Company** The **Directors** can sell or dispose of any *forfeited* share on any terms and in any way that they decide This can be with or without a credit for any amount previously paid up for the share It can be sold or disposed of to any person, including the previous **shareholder** or the person who was previously entitled to the share by law The **Directors** can, if necessary, authorise any person to transfer a *forfeited* share

42 Cancelling forfeiture

After a share has been *forfeited*, the **Directors** can cancel the *forfeiture*, but they can only do this before the share has been sold or disposed of This cancellation of *forfeiture* can be done on any terms the **Directors** decide

43 The position of shareholders after forfeiture

A **shareholder** loses all **rights** in connection with *forfeited* shares and, if the shares are held in *certificated form*, must surrender any certificate for those shares to **the Company** for cancellation A **shareholder** is still liable to pay *calls* which have been made, but not paid, before the *forfeiture* of his shares He is also liable to pay interest on the unpaid amount until it is paid The **Directors** can fix the rate of interest, but it must not be more than 15 per cent a year The **shareholder** continues to be liable for all claims and demands which **the Company** could have made relating to the *forfeited* share He is not entitled to any credit for the value of the share when it was *forfeited* or for money received by **the Company** under Article 40, unless the **Directors** decide to allow credit for all or any of that value

44 The Company's lien on shares

The Company has a *lien* on all *partly paid shares* This *lien* has priority over claims of others to the shares This *lien* is for any money owed to **the Company** for the shares The **Directors** can decide to give up any *lien* which has arisen and can also decide to suspend any *lien* which would otherwise apply to particular shares

45 Enforcing the lien by selling the shares

If the **Directors** want to enforce the *lien* referred to in Article 44, they can sell some or all of the shares in any way they decide The **Directors** can authorise someone to transfer the shares sold, but they cannot sell the shares until all of these conditions are met

- the money owed by the **shareholder** must be immediately payable,
- the **Directors** must have given a written notice to the **shareholder** This notice must say how much is due It must also demand that this money is paid, and say that the **shareholder's** shares will be sold if the money is not paid,
- the notice must have been served on the **shareholder** or on any person who is entitled to the shares by law and can be served in any way that the **Directors** decide, and
- the money has not been paid by at least 14 days after the notice has been served

46 Using the proceeds of the sale

If the **Directors** sell any shares under Article 45, the net proceeds will first be used to pay off the amount which is then payable to **the Company** The **Directors** will pay any money left over to the former **shareholder** or to any person who would otherwise be *entitled* to the *shares by law* at the date of sale **The Company's** *lien* will also apply to any money left over to cover any money still due to **the Company** on the *partly paid shares* but which is not yet payable **The Company** has the same rights over this money as it had over the shares immediately before they were sold If the shares are held in *certificated form*, **the Company** need not pay over anything until the certificate representing the shares sold has been delivered to **the Company** for cancellation

47 Evidence of forfeiture or sale

A **Director**, or the **Secretary**, can make a *statutory declaration* which declares

- that he is a **Director** or the **Secretary of the Company**,
- that a share has been properly surrendered, *forfeited* or sold to satisfy a *lien* under the **Articles**, and
- when the share was surrendered, *forfeited* or sold

This will be evidence of these facts which cannot be disputed If this declaration is delivered to the new holder of a share with any evidence of transfer which is required, this gives the new holder *good title* to the share The new holder of the share does not need to take any steps to see how any money he may be paying for the share is used The new **shareholder's** ownership of the share will not be affected if the steps taken to surrender or *forfeit* the share, or the sale or disposal of the share, were invalid or irregular or if anything that should have been done was not done

CHANGING SHARE RIGHTS

48 Changing the special rights of shares

48.1 If **the Company's share capital** is split into different classes of shares, and if the **legislation** allows this, the *special rights* which are attached to any of these classes can be changed or *abrogated* if this is approved by an *Extraordinary Resolution* This must be passed at a separate meeting of the holders of the relevant class of shares This is called a "**class meeting**" Article 48 is *subject to* what is said in Articles 10 and 11A about varying the rights of the **Preference Shares**

48.2 The *special rights* of a class of shares can be changed or *abrogated* while **the Company** is a going concern or while **the Company** is being *wound up* (or while its winding up is being considered)

48 3 All the **Articles** relating to General Meetings apply, with any necessary changes, to a class meeting, but with the following changes

- at least two people who hold (or who act as *proxies* for) at least one third of the total *nominal value* of the **existing shares** of the class are a *quorum*, but if this *quorum* is not present at an *adjourned* meeting, one person who holds shares of the class, or his *proxy*, is a *quorum* other than in respect of the **9¼% Preference Shares** and **9¾% Preference Shares** when two people who hold shares of the relevant class, or his *proxy*, are a *quorum*,
- anybody who is personally present or who is represented by a *proxy* can demand a *poll*, and
- on a *poll*, the holders of shares will have one vote for every share of the class which they hold, but this is *subject to* any *special rights* or restrictions which are attached to any class of shares by the **Articles** or any **rights** which are attached to shares in some other way under the **Articles**

48.4 This Article 48 also applies to any change or abrogation of *special rights* of shares forming part of a class, unless the terms of those shares require changes to be

approved in some other way Each part of the class which is being treated differently is treated as a separate class in operating this Article 48

49 More about the special rights of shares

The *special rights* of **existing shares** are not regarded as changed or *abrogated*

- if new shares are created or *issued* which *rank* equally with any other **existing shares** when sharing in profits or *assets* of **the Company**, or
- if **the Company** buys back its own shares,

unless the terms of the **existing shares** expressly say otherwise

TRANSFERRING SHARES

50 Transfer forms

Unless the **Articles** say otherwise and *subject to* the terms of *issue* of any **Preference Shares**, any **shareholder** can transfer some or all of his shares to another person Every transfer of a share held in *certificated form* must be **in writing** and either in the usual standard form or in any other form approved by the **Directors** Every transfer of a share held in *uncertificated form* must be made by means of a *relevant system* and must comply with the **Regulations**

51 More about transfers

51.1 In the case of a transfer of a share held in *certificated form*, the transfer form must be delivered to the office where the **Register** is kept The transfer form must have duly been stamped and have with it

- the share certificate(s) for the shares to be transferred, and
- any other evidence which the **Directors** ask for to prove the entitlement of the person wishing to make the transfer

51.2 However, if a transfer is by a ***recognised clearing house*** or its nominee or by a ***recognised investment exchange***, a share certificate is only needed if a certificate has been issued for the shares in question

51.3 A share transfer form must be signed, or made effective in some other way, by the person making the transfer It need not be made effective by that person sealing it

51.4 In the case of a transfer of a share held in *certificated form* where the share is not a *fully paid share*, a share transfer form must also be signed, or made effective in some other way, by the person the share is being transferred to It need not be made effective by that person sealing it

51.5 The person making a transfer will be treated as continuing to be the **shareholder** until the name of the person to whom a share is being transferred is put on the **Register** for that share

51.6 If **the Company** registers a transfer of a share held in *certificated form*, it may keep the transfer form

51.7 A transfer form cannot be used to transfer more than one class of shares Each class needs a separate form

51.8 No fee is payable to **the Company** for transferring shares or registering changes relating to the ownership of shares

51.9 Transfers may not be in favour of more than four joint holders

52 The Company can refuse to register certain transfers

52.1 The **Directors** can refuse to register a transfer of any shares which are held in *certificated form* and which are not *fully paid shares* They can also refuse to register a transfer of any shares which are held in *uncertificated form* and which are not *fully paid shares*, but only in the circumstances allowed by the **Regulations** But, if any of those shares have been admitted to the Official List of the **UK Listing Authority**, the **Directors** cannot refuse to register a transfer if this would stop dealings in the shares from taking place on an open and proper basis

52 2 If the **Directors** decide not to register a transfer of a share, they must notify the person to whom the shares were to be transferred and give reasons for the refusal This must be done as soon as practicable and in any event no later than two months after **the Company** receives the transfer (where the shares are held in *certificated form*) or two months after **the Company** receives the relevant *Operator instruction* (where the shares are held in *uncertificated form*) The **Directors** shall provide the person to whom the shares were to be transferred with such further information about the reasons for the refusal as that person may reasonably request

53 Closing the Register

The **Directors** can decide to suspend the registration of transfers by closing the **Register** except that the **Register** cannot be closed without the consent of the *Operator* in respect of shares which are participating securities under the **Regulations** This closure can be for part of a day, a day or more than a day Suspension periods can vary between different classes of shares The **Register** cannot be closed for more than 30 days a year

54 Overseas branch registers

The Company can use all the powers that the **legislation** gives it to keep an overseas branch register The **Directors** can make regulations, and change any regulations previously made by them, relating to this register, as long as the **legislation** allows this

PERSONS ENTITLED TO SHARES BY LAW

55 When a shareholder dies

55.1 When a sole **shareholder** dies (or a **shareholder** who is the last survivor of joint **shareholders** dies), his legal *personal representatives* will be the only people whom **the Company** will recognise as being *entitled* to his *shares by law*

55 2 If a **shareholder** who is a joint **shareholder** dies, the remaining joint **shareholder** or **shareholders** will be the only people whom **the Company** will recognise as being *entitled* to his *shares by law*

55.3 This Article 55 does not discharge the estate of any **shareholder** from any *liability*

56 Registering personal representatives and so on

A person who becomes *entitled* to a *share by law* can either be registered as the **shareholder** or can select some other person to whom the share should be transferred The person who is *entitled* to a *share by law* must provide any evidence of his entitlement which is reasonably required by the **Directors**

57 A person who wants to be registered must give notice

If a person who is *entitled* to a *share by law* wants to be registered as a **shareholder**, he must deliver or send a notice to **the Company** saying that he has made this decision He must sign this notice which must be in the form specified by the **Directors** This notice will be treated as a transfer form All of the provisions of the **Articles** about registering transfers of shares apply to it The **Directors** have the same power to refuse to register a person *entitled* to *shares by law* as they would have had to refuse to register a transfer by the person who was previously entitled to the shares

58 A person who wants to have another person registered must use a transfer form

If a person who is *entitled* to a *share by law* wants the share to be transferred to another person, he must do this by signing a transfer form to the person he has selected The **Directors** have the same power to refuse to register the person selected as they would have had to refuse to register a transfer by the person who was previously entitled to the shares

59 The rights of people entitled to shares by law

59 1 A person who is *entitled* to a *share by law* is entitled to any dividends or other money relating to the share, even though he is not registered as the holder of that share But the **Directors** can withhold the dividend and other money until a person has been properly registered as the **shareholder** as laid down in the **Articles** They can also withhold the dividend if the person who was previously entitled to the share could have had his dividend withheld

59 2 Unless he is registered as the holder of the share, the person *entitled* to a *share by law* is not entitled to

- receive notices of **shareholders meetings** or to attend or vote at these meetings, or
- any of the other rights and benefits of being a **shareholder**,

unless the **Directors** decide to allow this

SHAREHOLDERS WHO CANNOT BE TRACED

60 Shareholders who cannot be traced

60.1 **The Company** can sell any shares at the best price reasonably obtainable if

- during the 12 years before the earliest of the advertisements referred to in the next point, at least three dividends have been paid and no dividend during that period has been claimed,

- on or after the expiry of this 12 year period, **the Company** announces that it intends to sell the shares by placing an advertisement in a leading national newspaper in the **United Kingdom** and in at least one newspaper appearing in the area which includes the last known address of the **shareholder** or person entitled to shares by law or the address held by **the Company** for serving notices relating to the shares,

- during this 12 year period and for three months after the last of these advertisements appears, **the Company** has not heard from the **shareholder** or any person who is entitled to the *shares by law*, and

- **the Company** has notified the **UK Listing Authority** that it intends to sell the shares

60 2 To sell any shares in this way, **the Company** can appoint any person to effect a transfer of the shares This transfer will be just as effective as if it had been effected by the registered holder of the shares or by a person who is *entitled* to the *shares by law* The ownership of the person to whom the shares are transferred will not be affected even if the sale is irregular or invalid in any way

60.3 The net sale proceeds (called the "**money**" in this Article 60) belong to **the Company** until claimed under this Article 60, but, unless and until the money has been forfeited under Article 60 5, it must pay the money to the **shareholder** who could not be traced, or to the person who would have been entitled to his *shares by law*, if that **shareholder**, or that other person, asks for it

60 4 After the sale, **the Company** must record the name of that **shareholder**, or (if known) the person who would have been entitled to the shares by law, as a creditor for the money in its accounts, unless and until the money has been forfeited under Article 60 5 **The Company** will not be a trustee of the money and will not be liable to pay interest on it **The Company** can use the money, and any money earned by using the money, for its business or in any other way that the **Directors** decide, but the money cannot be invested in **the Company's** shares or in the shares of any ***holding company*** of **the Company**

60 5 If no valid claim for the money has been received by **the Company** under Article 60 3 during a period of six years from the date on which the relevant shares were sold by **the Company** under this Article 60, the money will be *forfeited* and will belong to **the Company**

61 Issue and Sale of Unclaimed Shares

61.1 In this Article 61 1, "**Unclaimed Shares**" means shares in **the Company** which were or are *issued* in return for the cancellation of shares in **Halifax Group** under the **Halifax Group Scheme** which themselves were or are *issued* in return for the cancellation of shares in **Halifax** under the **Scheme** which were or are themselves *issued* in connection with the transfer of the business of Halifax Building Society to **Halifax** (either before the **Vesting Day** or under Article 61 1 6) which have not been claimed by the person entitled to them under the **Transfer Agreement** effecting the transfer of the business of Halifax Building Society to **Halifax** or, if that person has died, by the person *entitled* to the *shares by law*

61.1 1 **The Company** can sell any Unclaimed Shares at the best price reasonably obtainable if

- during the three years following the **Vesting Day**, no person has given notice to **Halifax**, **Halifax Group** or **the Company** or to the registered holder of the Unclaimed Shares, that he is entitled to claim those shares,
- on or after the expiry of this three year period **Halifax Group** or **Halifax** announces that it intends to sell the shares by placing an advertisement in a leading national newspaper in the **United Kingdom** and in at least one newspaper appearing in the area which includes the last known address held by Halifax Building Society of the person entitled to the shares,
- during this three year period and for three months after the last of these advertisements appears, neither **Halifax Group**, **Halifax** nor **the Company** has received a claim for the shares together with registration details in a form satisfactory to **the Company**, from the person entitled to the shares, and
- ***the Company** has notified the **UK Listing Authority** that it intends* to sell the shares

61 1 2 To sell the shares in this way, any person who is the registered holder for and on behalf of the person entitled to the Unclaimed Shares which **the Company** is proposing to sell shall, at the request of **the Company**, effect a transfer of those shares to any other person in accordance with **the Company's** instructions If that person fails to effect the transfer at the request of **the Company**, **the Company** can appoint any person to effect a transfer of the shares A transfer effected by a person appointed by **the Company** will be just as effective as if it had been effected by the registered holders of the shares The ownership of the person to whom the shares are transferred will not be affected even if the sale is irregular or invalid in any way

61 1 3 The net sale proceeds (called the "**money**" in this Article 61 1) belong to **the Company** until claimed under this Article 61 1, but, unless and until the money has been *forfeited* under Article 61 1 5, it must pay the money to the person who would have been entitled to claim the shares or would have been *entitled* to his *shares by law*, if the relevant person asks for it

61 1 4 After the sale, **the Company** must record the name of the person entitled to claim the shares as a creditor for the money in its accounts, unless and until the money has been forfeited under Article 61 1 5 **The Company** will not be a trustee of the money and will not be liable to pay interest on it **The Company** can use the money, and any money earned by using the money, for its business or in any other way that the **Directors** decide, but the money cannot be invested in **the Company's** shares or in those of any ***holding company*** of **the Company**

61 1 5 If no valid claim for the money has been received by **the Company** under Article 61 1 3 during a period of nine years from the date on which the relevant Unclaimed Shares were sold by **the Company** under Article 61 1, the money will be *forfeited* and will belong to **the Company**

61 1 6 The **Directors** may *issue fully paid* **Ordinary Shares** at any time in order to satisfy a valid claim for shares by a person entitled to them under the **Transfer Agreement** or, if that person has died, by the person *entitled to those shares by law* When *issuing* these shares, the **Directors** may *capitalise* a sufficient sum to pay up the shares in full from any of **the Company's** *reserves* or from funds which **the Company** is holding as net profit and Article 147 2 shall not apply to this capitalisation The power to *issue* and pay up these shares is *subject to* the **Directors** having the necessary authority under Article 21 to *allot* a sufficient number of relevant securities

61.2 In this Article 61 2, "**Unclaimed Preference Shares**" means any **6¹/₈% Preference Shares** which are *issued* to the person appointed as trustee for the Unclaimed Preference Shares (or a nominee for such person) in return for the cancellation or transfer of shares in **Halifax** which were issued in connection with a transfer of the business of the Birmingham Midshires building society to **Halifax**, either on or before the date on which the business of that building society vested in **Halifax** in accordance with Section 97 of the Building Societies Act 1986, which have not been claimed by the person entitled to them under the transfer agreement effecting the transfer of the business of the Birmingham Midshires building society to **Halifax** under Section 97 or, if that person has died, by the person entitled to the shares by law

61 2 1 **The Company** can sell any Unclaimed Preference Shares at the best price reasonably obtainable if

- during the three years following 19 April 1999, no person has given notice to **the Company** or **Halifax** or to the registered holder of the Unclaimed Preference Shares, that he is entitled to claim those Preference Shares,
- on or after the expiry of this three year period, **the Company** announces that it intends to sell the Unclaimed Preference Shares by placing an advertisement in a leading national newspaper in the **United Kingdom** and in at least one newspaper appearing in the area which includes the last known address held by the relevant building society of the person entitled to those Preference Shares,

- during the three year period and for three months after the last of these advertisements appears, **the Company** or **Halifax** has not received a claim for those Preference Shares together with registration details in a form satisfactory to **the Company**, from the person entitled to them, and

- **the Company** has notified the **UK Listing Authority** that it intends to sell the Unclaimed Preference Shares

61 2 2 To sell the Unclaimed Preference Shares in this way, any person who is the registered holder for and on behalf of the person entitled to the Unclaimed Preference Shares which **the Company** is proposing to sell must, at the request of **the Company**, effect a transfer of those Preference Shares to any other person in accordance with **the Company's** instructions If that person fails to effect the transfer at the request of **the Company**, **the Company** can appoint any person to effect a transfer of the **6¹/₈% Preference Shares** A transfer effected by a person appointed by **the Company** will be just as effective as if it had been effected by the registered holders of the shares The ownership of the person to whom the shares are transferred will not be affected even if the sale is irregular or invalid in any way

61 2 3 The net sale proceeds (called the "**money**" in this Article 61 2) belong to **the Company** until claimed under this Article 61 2, but, unless and until the money has been forfeited under Article 61 2 5, it must pay the money to the person who would have been entitled to claim the **6¹/₈% Preference Shares** or would have been entitled to the shares by law, if the relevant person claims it

61 2 4 After the sale, **the Company** must record the name of the person entitled to claim the shares as a creditor for the money in its accounts, unless and until the money has been forfeited under Article 61 2 5 **The Company** will not be a trustee of money and will not be liable to pay interest on it **The Company** can use the money, and any money earned by using the money, for its business or in any other way that the **Directors** decide, but the money cannot be invested in **the Company's** shares or in those of any ***holding company*** of **the Company**

61 2 5 If no valid claim for the money has been received by **the Company** or **Halifax** under Article 61 2 3 during a period of nine years from the date on which the relevant Unclaimed Preference Shares were sold by **the Company** under this Article 61 2, the money will be forfeited and will belong to **the Company**

61 2 6 The **Directors** may *issue* fully paid **6¹/₈% Preference Shares** at any time in order to satisfy a claim for 6¹/₈% preference shares in **Halifax** by a person who, but for an error in the records of the relevant building society, would have been entitled to them under the relevant transfer agreement or, if that person has died, by the person entitled to those shares by law When issuing the **6¹/₈% Preference Shares**, the **Directors** may *capitalise* a sufficient sum to pay up the **6¹/₈% Preference Shares** in full from any of **the Company's** *reserves* or from funds which **the Company** is holding as net profit and Article 10 1 or 147 2 shall not apply to this capitalisation The

power to *issue* and pay up the **Preference Shares** is *subject to* **the Directors** having the necessary authority to *allot* a sufficient number of relevant securities

GENERAL MEETINGS

62 The Annual General Meeting

The Company must hold an Annual General Meeting in accordance with the **legislation** The **Directors** will decide when and where to hold the Annual General Meeting

63 Convening General Meetings other than Annual General Meetings

63.1 The **Directors** can convene a General Meeting other than an Annual General Meeting at any time

63 2 General Meetings must also be called promptly in response to a *requisition* by **shareholders** under the **legislation** or, in default may be convened by such requisitionists as provided by the **legislation**

63.3 The **Directors** shall comply with the **legislation** regarding the giving and the circulation, on the *requisition* by **shareholders**, of notices of resolutions and of statements with respect to matters relating to any resolution to be proposed or business to be dealt with at any General Meeting

63 4 A General Meeting may also be convened in accordance with Article 112

64 Notice of meetings

64 1 At least 21 **clear days'** notice must be given for every Annual General Meeting For every other General Meeting, at least 14 **clear days'** notice must be given However, a shorter period of notice can be given

- for an Annual General Meeting, if all the *members* who are entitled to attend and vote agree, or
- for other General Meetings, if a majority of the *members* agree and those members hold at least 95 per cent in *nominal value* of the shares giving a right to attend and vote at the meeting

64.2 Any notice of meeting (including any notice given by website) must include

- a statement of where the meeting is to be held,
- the date and time of the meeting,
- a statement of whether the meeting will be an Annual General Meeting,
- the general nature of the business of the meeting,
- a statement of whether any resolution will be proposed as a *Special Resolution* or *Extraordinary Resolution*, and
- a statement that a **shareholder** who can attend and vote can appoint one or more *proxies* (who need not be **shareholders**) to *exercise* all or any rights to attend, speak and vote for him provided that where more than one

proxy is appointed, such *proxy* is appointed to *exercise* the **rights** attached to a different share or shares held by him

64.3 Notices of meetings must be given to the **shareholders** unless the **Articles** say they are not entitled to receive them from **the Company** Notice must also be given to every **Director** and the **Auditors**

64.4 If the notice of meeting is made available by means of a website, it must be available until the conclusion of the meeting

64 5 Business which is not referred to in the notice of a General Meeting shall not be transacted at that General Meeting

65 A General Meeting can be moved at short notice

If the **Directors** consider that it is impracticable, or unreasonable, to hold a General Meeting at the place stated in the notice calling the meeting, they can move or postpone the meeting (or do both) If the **Directors** do this, an announcement of the date, time and place of the rearranged meeting will, if practicable, be published in at least two **United Kingdom** national newspapers Notice of the business of the meeting does not need to be given again The **Directors** must take reasonable steps to ensure that any **shareholder** trying to attend the meeting at the original time and place is informed of the new arrangements If a meeting is rearranged in this way, *proxy forms* can be delivered, in the way required by Article 87, until 48 hours before the time of the rearranged meeting The **Directors** can also move or postpone the rearranged meeting, or both, under this Article 65

PROCEEDINGS AT GENERAL MEETINGS

66 The chairman of a meeting

66.1 The **Chairman** will be the chairman of the meeting at every General Meeting, if he is willing and able to take the chair

66 2 If **the Company** does not have a **Chairman**, or if he is not willing and able to take the chair, a Vice Chairman will chair the meeting if he is willing and able to take the chair If more than one Vice Chairman is present they will agree between themselves who will take the chair and if they cannot agree, the Vice Chairman who has been a **Director** longest will take the chair

66 3 If **the Company** does not have a **Chairman** or a Vice Chairman, or if neither the **Chairman** nor a Vice Chairman is willing and able to chair the meeting, after waiting five minutes from the time that a meeting is due to start, the **Directors** who are present will choose one of themselves to act as chairman of the meeting If there is only one **Director** present, he will be the chairman of the meeting, if he agrees

66 4 If there is no **Director** willing and able to be the chairman of the meeting, then the **shareholders** who are personally present at the meeting and entitled to vote will decide which one of them is to be the chairman of the meeting

66 5 To avoid any doubt, nothing in the **Articles** restricts or excludes any of the powers, or rights of a chairman of a meeting which are given by the general law

67 Securty and other arrangements at General Meetngs

Either the chairman of a meeting or the **Secretary** can take any action he considers appropriate for

- the safety of people attending a General Meeting,
- proper and orderly conduct at a General Meeting, or
- the meeting to reflect the wishes of the majority

68 Overflow meeting rooms

The **Directors** can arrange for any people who they consider cannot be seated in the main meeting room, where the chairman of the meeting will be, to attend and take part in a General Meeting in an overflow room or rooms Any overflow room will have a live video link from the main room and a two way sound link The notice of the meeting does not have to give details of any arrangements under this Article 68 The **Directors** can decide on how to divide people between the main room and any overflow room If any overflow room is used, the meeting will be treated as being held and taking place in the main room

69 The quorum needed for meetings

Before a General Meeting starts to do business, there must be a *quorum* present If there is not, the meeting cannot carry out any business Unless the **Articles** say otherwise, a *quorum* for all purposes is two **qualifying persons** who are entitled to vote unless

- each is a **qualifying person** only because he is authorised to act as the *company representative* in relation to the meeting and they are representatives of the same **company**, or
- each is a **qualifying person** only because he is appointed as *proxy* of a **shareholder** in relation to the meeting and they are *proxies* of the same **shareholder**

70 The procedure if there is no quorum

This Article 70 applies if a *quorum* is not present within five minutes of the time fixed for a General Meeting to start or within any longer period which the chairman of the meeting may decide If the meeting was called by **shareholders** it shall be dissolved Any other meeting shall be *adjourned* to any day, time and place stated in the notice of meeting If the notice does not provide for this, the meeting shall be *adjourned* to a day, time and place decided on by the chairman of the meeting

71 Adjourning meetings

71.1 The chairman of a meeting can *adjourn* the meeting, before or after it has started, and whether or not a *quorum* is present, if he considers that

- there is not enough room for the number of **shareholders** who wish to attend the meeting,
- the behaviour of the people present prevents, or is likely to prevent, the business of the meeting being carried out in an orderly way, or

- an *adjournment* is necessary for any other reason, so that the business of the meeting can be properly carried out

The chairman of the meeting does not need the consent of the meeting to *adjourn* it for any of these reasons to a time, date and place which he decides He may also *adjourn* the meeting to a later time on the same day or indefinitely If a meeting is *adjourned* indefinitely, the **Directors** will fix the time, date and place of the *adjourned* meeting

71.2 The chairman of a meeting can also *adjourn* a meeting which has a *quorum* present if this is agreed by the meeting This can be to a time, date and place proposed by the chairman of the meeting or the *adjournment* can be indefinite The chairman of the meeting must *adjourn* the meeting if the meeting directs him to In these circumstances the meeting will decide how long the *adjournment* will be and where it will *adjourn* to If a meeting is *adjourned* indefinitely, the **Directors** will fix the time, date and place of the *adjourned* meeting

71.3 Meetings can be *adjourned* more than once However, if a meeting is *adjourned* for at least 30 days or indefinitely, at least 14 **clear days'** notice must be given for the *adjourned* meeting in the same way as was required for the original meeting If a meeting is *adjourned* for less than 30 days, there is no need to give notice of the *adjourned* meeting or of the business to be considered there

71.4 A reconvened meeting can only deal with business that could have been dealt with at the meeting which was *adjourned*

72 Amending resolutions

72.1 Amendments can be proposed to any resolution if they are clerical amendments or amendments to correct some other obvious error in the resolution

72.2 No other amendments can be proposed to any *Special Resolution* or *Extraordinary Resolution*

72 3 Amendments to an *Ordinary Resolution* which are within the scope of the resolution can be proposed if

- notice of the proposed amendment is delivered to the **Registered Office** at least two **working days** before the day of the meeting, or *adjourned* meeting, or
- the chairman of the meeting decides that the amendment is appropriate for consideration by the meeting

No other amendment can be proposed to an *Ordinary Resolution*

72.4 If the chairman of a meeting, acting in good faith, rules an amendment out of order, any error in that ruling will not affect the validity of a vote on the original resolution

VOTING PROCEDURES

73 How votes are taken

73 1 If a resolution is put to the vote at a General Meeting, it will be decided by a *show of hands*, unless before or immediately after, the result of the *show of hands* is

declared by the chairman of the meeting or on the withdrawal of any other demand for a *poll*, a *poll* is demanded by

- the chairman of the meeting,
- at least five **shareholders** present in person or by *proxy* having the right to vote on the resolution, or
- one or more **shareholders** present in person or by *proxy* representing in aggregate not less than ten per cent of the voting rights of all **shareholders** having the right to vote on the resolution (excluding any voting rights attached to any shares held as treasury shares), or
- one or more **shareholders** present in person or by *proxy* holding shares conferring the right to vote on the resolution on which an aggregate sum has been paid up equal to not less than 10% of the total sum paid up on all the shares conferring that right (excluding shares conferring a right to vote on the resolution which are held as treasury shares)

73 2 A *proxy form* gives the *proxy* the authority to demand a *poll* or to join others in demanding one A demand for a *poll* made by a *proxy* for a **shareholder** is treated in the same way as a demand by the **shareholder** himself

73 3 A demand for a *poll* can be withdrawn if the chairman of the meeting agrees to this If a *poll* is demanded, and this demand is then withdrawn, any declaration by the chairman of the meeting of the result of a vote on that resolution by a *show of hands*, which was made before the *poll* was demanded, will stand

74 How a poll is taken

74.1 If a *poll* is demanded in the way allowed by the **Articles**, the chairman of the meeting decides where, when and how it will be carried out The result is treated as the decision of the meeting where the *poll* was demanded, even if the *poll* is carried out after the meeting

74.2 The chairman of a meeting can do any one or more of the following

- decide that a ballot or voting papers or tickets will be used,
- appoint scrutineers (who need not be **shareholders**), and
- *adjourn* the meeting to a day, time and place which he decides on for the result of the *poll* to be declared

74.3 If a *poll* is called, a **shareholder** can vote either personally or by his *proxy* If a **shareholder** votes on a *poll*, he does not have to use all of his votes, nor does he have to cast all of his votes in the same way

75 Where there cannot be a poll

A *poll* is not allowed on a vote to elect a chairman of a meeting Nor is a *poll* allowed on a vote to *adjourn* a meeting, unless the chairman of the meeting demands a *poll*

76 A meeting continues after a poll is demanded

A demand for a *poll* on a particular matter does not stop a meeting from continuing and dealing with other matters

77 Timing of a poll

A *poll* to *adjourn* the meeting must be taken immediately at the meeting Any other *poll* can either be taken immediately at the meeting or within 30 days and at a place decided on by the chairman of the meeting No notice is required for a *poll* which is not taken immediately

78 The chairman of meeting's casting vote

If the votes are equal either on a *show of hands* or a *poll*, the chairman of the meeting is entitled to a further casting vote in addition to any other vote or votes to which he may be entitled

79 The effect of a declaration by the chairman of the meeting

The following applies when there is a vote on a *show of hands* and no *poll* is demanded (or any demand for a *poll* is withdrawn) Any of the following declarations by the chairman of the meeting which is entered in the minute book is conclusive proof that

- a resolution has been carried,
- a resolution has been carried unanimously,
- a resolution has been carried by a particular majority,
- a resolution has been lost, or
- a resolution has been lost by a particular majority

There is no need to prove the number, or proportion, of votes recorded for or against a resolution

VOTING RIGHTS

80 The votes of shareholders

When a **shareholder** is entitled to attend a meeting and vote, he has only one vote on a *show of hands* A *proxy* (other than the chairman of the meeting in his capacity as a *proxy*) can vote on a *show of hands* but does not have more than one vote even if he is also a **shareholder** himself or is a *proxy* for more than one person When there is a *poll*, a **shareholder** (or his *proxy*) who is entitled to be present and to vote has one vote for every share which he holds This is *subject to* any *special rights* or restrictions which are given to any class of shares by, or under, the **Articles**

81 Shareholders who owe money to the Company

Unless the **Articles** say otherwise, the only people who can attend or vote at General Meetings are **shareholders** who have paid **the Company** all *calls* and all other sums relating to their shares which are due at the time of the meeting (or their *proxies*) This applies both to attending a meeting personally and to appointing a *proxy*

82 Failure to comply with a notice under Section 793 of the CA 2006

82.1 This Article 82 applies if any **shareholder**, or any person appearing to be interested in shares held by **that shareholder**, has been properly served with a notice under Section 793 of the **CA 2006**, requiring information about interests in shares, and has failed for a period of 14 days to supply to **the Company** the information required by that notice Then, unless the **Directors** otherwise decide, the **shareholder** is not, for as long as the failure continues, entitled to attend or vote either personally or by *proxy* at a **shareholders meeting** or to *exercise* any other right in relation to **shareholders meetings** as holder of

- the shares in relation to which the default occurred (called "**default shares**"),
- any further shares which are *issued* in respect of default shares, and
- any other shares held by the **shareholder** holding the default shares

82.2 Any person who acquires shares *subject to* restrictions under Article 82 1 is *subject to* the same restrictions, unless

- the transfer was an approved transfer (see Article 82 8), or
- the transfer was by a **shareholder** who was not himself in default in supplying the information required by the notice under Article 82 1 and a certificate in accordance with Article 82 3 is provided

82.3 If the default shares represent 0 25 per cent or more of the **existing shares** of a class, the **Directors** can in their absolute discretion by notice (called a "**direction notice**") to the **shareholder** direct that

- any dividend or part of a dividend or other money which would otherwise be payable on the default shares shall be retained by **the Company** without any *liability* to pay interest when such money is finally paid to the **shareholder**, and/or
- the **shareholder** shall not be entitled to elect to receive shares in place of dividends, and/or
- no transfer of any of the shares held by the **shareholder** in *certificated form* and, so far as it is permitted by the **Regulations**, no transfer of the shares held by the **shareholder** in *uncertificated form* shall be registered or effected, unless either
    - the transfer is an approved transfer (see Article 82 8), or
    - the **shareholder** is not himself in default as regards supplying the information required, and in this case
        - the transfer is of part only of his holding, and
        - when presented for registration, the transfer is accompanied by a certificate given by the **shareholder** This certificate must be in a form which is satisfactory to the **Directors** and state that, after due and careful enquiry, the **shareholder** is

satisfied that none of the shares included in the transfer are default shares

82.4 **The Company** must send a copy of the direction notice to each other person who appears to be interested in the shares covered by the notice but, if it fails to do so, this does not invalidate the direction notice

82.5 A direction notice has the effect which it states while the default resulting in the notice continues It ceases to apply when the **Directors** decide (which they must do within one week of the default being cured, otherwise it ceases to apply anyway) **The Company** must give the **shareholder** immediate written notice of the **Directors'** decision

82 6 A direction notice also ceases to apply to any shares which are transferred by a **shareholder** in a transfer which would be permitted under Article 82 3 even where a direction notice restricts transfers

82 7 For the purposes of this Article 82 a person is treated as appearing to be interested in any shares if the **shareholder** holding those shares has been served with a notice under Section 793 of the **CA 2006** and

- the **shareholder** has named that person as being so interested, or
- (after taking into account the response of the **shareholder** to that notice and any other relevant information) **the Company** knows or has reasonable cause to believe that the person in question is or may be interested in the shares

82.8 For the purposes of this Article 82, a transfer of shares is an "**approved transfer**" if

- it is a transfer of shares to an offeror under an acceptance of a takeover offer (as defined in Part 28 of the **CA 2006**), or
- the **Directors** are satisfied that the transfer is made in connection with a sale, in good faith, of the whole of the beneficial ownership of the shares to a party unconnected with the **shareholder** or with any person appearing to be interested in the shares This includes such a sale made through the **London Stock Exchange** or any other stock exchange outside the **United Kingdom** on which **the Company's** shares are normally traded For this purpose any associate (as that term is defined in Section 435 of the Insolvency Act 1986) is included in the class of persons who are connected with the **shareholder** or any person appearing to be interested in the shares

82 9 This Article 82 does not restrict in any way the provisions of the **CA 2006** which apply to failures to comply with notices under Section 793 of the **CA 2006** and in particular, **the Company** may apply to the court under Section 794(1) of the **CA 2006** whether or not the provisions in this Article 82 apply or have been applied

83 Votes of shareholders who are of unsound mind

This Article 83 applies where

- a **shareholder** is of unsound mind, and

- a court which claims jurisdiction to protect people who are unable to manage their own affairs has made an order about the **shareholder**

The person or people appointed to act for the **shareholder** can vote for the **shareholder** and *exercise* other **rights** at General Meetings This includes appointing a *proxy*, voting on a *show of hands* and voting on a *poll* However, it only applies if any evidence which the **Directors** may require of the authority of the person or people appointed to act for the **shareholder** to do these things is delivered to the office where the **Register** is kept at least 48 hours before the relevant meeting (or *adjourned* meeting)

84 The votes of joint holders

This Article 84 applies to a share held by joint **shareholders** If more than one of the joint **shareholders** votes, the only vote which will count is the vote of the person who is the first named on the **Register** of the voting joint **shareholders** for that share

85 Completing proxy forms

85 1 A *proxy form* can be in any form (including **electronic form**) which the **Directors** approve

85 2 *Subject to* Article 86, a *proxy form* must be **in writing** A *proxy form* given by an individual must be signed by the **shareholder** appointing the *proxy* or by an *attorney* who has been properly appointed **in writing** If a *proxy* is appointed by a **company**, the *proxy form* should be either sealed with **the company's** seal or signed by an *officer* or an *attorney* who is properly authorised to act on behalf of **the company** Signatures need not be witnessed

85 3 A **shareholder** may appoint more than one *proxy* in relation to a General Meeting, provided that each *proxy* is appointed to *exercise* the **rights** attached to a different share or shares held by him and if he does, he shall specify the number of shares in respect of which each *proxy* is entitled to *exercise* the related votes

85 4 If a **shareholder** appoints more than one *proxy* and the *proxy forms* appointing those *proxies* would give those proxies the apparent right to *exercise* votes on behalf of the **shareholder** in a General Meeting over more shares than are held by the **shareholder**, then each of those *proxy forms* will be invalid and none of the *proxies* so appointed will be entitled to attend, speak or vote at the General Meeting

85.5 A *proxy* need not be a **shareholder**

86 Electronic proxies

The **Directors** may allow a *proxy* to be appointed by **electronic means**, *subject to* any limitations, conditions or restrictions that they decide Such appointment shall be delivered to **the Company** in a manner specified by the **Directors** If, and to the extent that, they decide to allow appointments to be made in this way, provisions of the **Articles** which are inconsistent with this method of appointment shall be of no effect in relation to those appointments The **Directors** may require any evidence they think appropriate to satisfy themselves that an appointment by **electronic means** is authentic

87 Delivering proxy forms

87 1 A *proxy* form

- must be delivered to a **proxy notification address** not less than 48 hours before the time fixed for holding the meeting or *adjourned* meeting,

- in the case of a *poll* taken more than 48 hours after it was demanded, must be delivered to a **proxy notification address** not less than 24 hours before the time fixed for the taking of the *poll*, or

- in the case of a *poll* which is not taken at the meeting at which it is demanded but is taken 48 hours or less after it is demanded must be delivered to

  - a **proxy notification address** not less than 48 hours before the time fixed for holding the meeting, or

  - a **proxy notification address** by such time as the chairman of the meeting may direct at the meeting at which the *poll* is demanded

87.2 If a *proxy form* is signed by an *attorney*, the *power of attorney* or other authority relied on to sign it (or a copy which has been certified by a notary or an *office copy*) must be delivered with the *proxy form*, unless the *power of attorney* has already been registered with **the Company**

87.3 If Article 82 is not complied with, the *proxy* will not be able to act for the person who appointed him

87.4 If a *proxy form* which relates to several meetings has been properly delivered for one meeting, or *adjourned* meeting, it does not need to be delivered again for any later meeting which the *proxy form* covers

88 Revocation of proxies

88.1 Any vote cast in the way a *proxy form* authorises or any demand for a *poll* made by a *proxy* will be valid even though

- the person who appointed the *proxy* has died or is of unsound mind,

- the *proxy form* has been *revoked*, or

- the authority of the person who signed the *proxy form* for the **shareholder** has been *revoked*

However, this does not apply if written notice of the fact has been received at a **proxy notification address**

- 48 hours before the time fixed for holding the meeting or *adjourned* meeting,

- in the case of a *poll* taken more than 48 hours after it was demanded, not less than 24 hours before the time fixed for the taking of the *poll*,

- in the case of a *poll* which is not taken at the meeting at which it is demanded but is taken 48 hours or less after it is demanded, before the time fixed for the taking of the *poll*

89 Proxies speaking at meetings

A *proxy* shall be entitled to speak at a meeting

90 Company representatives

90.1 A **corporation** which is a **shareholder** can authorise any person to act as its representative at any **shareholders meeting** which it is entitled to attend This person is called a "**company representative**" The directors of that corporation must pass a resolution to appoint the *company representative* If the governing body of that corporation is not a board of directors, the resolution can be passed by its governing body

90.2 The **Directors** can require evidence of the authority of a *company representative*

90.3 Any vote cast by a *company representative* and any demand by him for a *poll* is valid even though he is, for any reason, no longer authorised to represent the corporation However, this does not apply if written notice of the fact that he is no longer authorised has been received at the office where the **Register** is kept before the deadline which applies to notice of revocation of *proxies* under Article 88

91 Challenging votes

Any objection to the right of any person to vote must be made at the meeting (or *adjourned* meeting) or *poll* at which the vote is cast If a vote is not disallowed at a meeting or *poll*, it is valid for all purposes Any objection must be raised with the chairman of the meeting His decision is final

DIRECTORS

92 The number of Directors

There must be at least 10 **Directors** *Subject to* there being at least two **Directors**, the **shareholders** can vary this minimum, or impose a maximum, by passing an *Ordinary Resolution*

93 Directors' fees and expenses

The total fees paid to all of the **Directors** (but excluding any payments made under Articles 94, 95 or 96) must not exceed

- £4,000,000 a year, or
- any higher sum decided on by an *Ordinary Resolution* at a General Meeting

93.1 Unless an *Ordinary Resolution* is passed saying otherwise, the fees will be divided between some or all of the **Directors** in the way that they decide If they fail to decide, the fees will be shared equally by the **Directors**, except that any **Director** holding office as a **Director** for only part of a year is only entitled to a pro rata share covering that part of the year

93 2 **Directors** are not entitled to receive a pension from **the Company** simply because they are acting as **Directors** A **Director** may only receive a pension if he is also an *officer*, executive or employee of **the Company**

94 Other remuneration

94 1 The **Directors** can award other remuneration in addition to that paid under Article 93 to any **Director** who

- holds any executive post,
- acts as **Chairman** or Vice Chairman,
- serves on any committee of the **Directors**, or
- performs any other services which the **Directors** consider to extend beyond the ordinary duties of a **Director**

94.2 This other remuneration can take the form of salary, commission or other benefits or can be paid in some other way

95 Directors' expenses

In addition to any fees or expenses paid under Articles 93 or 94, the **Directors** can also repay to a **Director** all reasonable expenses incurred

- to attend and return from General Meetings,
- to attend and return from **Directors'** meetings,
- to attend and return from meetings of committees of the **Directors**, or
- in other ways in connection with **the Company's** business

96 Directors' pensions and other benefits

As long as there is no conflict with Article 93 2, it is entirely for the **Directors** to decide whether to award

- pensions,
- annual payments,
- gratuities, or
- other allowances or benefits

to any people who are, or who were, **Directors** The **Directors** can decide to contribute to any scheme or fund or to pay premiums to a third party for these purposes

97 Appointing Directors to various posts

97 1 The **Directors** can appoint any **Director** as **Chairman** or Vice Chairman or to any executive position they decide on As far as the **legislation** allows this, they can decide on how long these appointments will be for and on their terms They can also vary or end such appointments

97.2 A **Director** who holds an executive appointment will automatically cease to be a **Director** if he no longer holds any executive appointment and the other **Directors** resolve that he should stop being a **Director** An executive appointment means any paid employment or office (other than as a **Director**) with **the Company** or any of its ***holding companies*** or *subsidiary undertakings* If a person ceases to be a **Director** because of this Article 97 2, this does not prejudice any claim for breach of contract against **the Company** which may otherwise apply

97 3 The **Directors** can give a **Director** appointed to an executive post any of the powers which they jointly have as **Directors** These powers can be given on terms and conditions decided on by the **Directors** either in parallel with, or in place of, the powers of the **Directors** acting jointly The **Directors** can change the basis on which such powers are given or withdraw such powers from the executive

CHANGING DIRECTORS

98 Retiring by rotation

At every Annual General Meeting one third of the current **Directors** must retire as **Directors** If one third is not a whole number, the number of **Directors** to retire is the number which is nearest to, but smaller than, one third No **Director** shall continue to hold office as a **Director** after the third Annual General Meeting following his election or re election, as the case may be, without submitting himself for re election at the said third Annual General Meeting See also Articles 103 1 and 103 2

99 Selecting the Directors to retire by rotation

This Article 99 states which **Directors** must retire at an Annual General Meeting under Article 98

- first, any Director who wants to retire at the meeting, and who does not want to be re elected,
- secondly, any Director who has not been elected or re elected at either of the last two Annual General Meetings, and
- finally, those **Directors** who have been **Directors** longest since they were last elected If there are **Directors** who were last elected on the same date, they can agree on who is to retire If they do not agree, they must draw lots to decide

100 Re electing a Director who is retiring

100.1 At the General Meeting at which a **Director** retires the **shareholders** can pass an *Ordinary Resolution* to re elect the **Director** or to elect some other eligible person in his place

100 2 A **Director** retiring at a General Meeting retires at the end of that meeting unless the **legislation** requires him to retire at some other time Where a retiring **Director** is re elected he continues as a **Director** without a break

101 Election of two or more Directors

A single resolution for the election of two or more **Directors** is void unless the putting of the resolution in this form has been approved by an earlier procedural vote taken at the General Meeting, with no votes cast against

102 People who can be Directors

Only the following people can be elected as **Directors** at a General Meeting

- a **Director** who is retiring at the meeting,
- a person who is recommended by the **Directors**, or
- any other person who has been proposed for election or re election In this case, a notice must be delivered to the **Registered Office** by a **shareholder** entitled to attend and vote at the meeting at least seven days before the meeting but not more than 42 days before The person nominated must confirm **in writing** that he is willing to be elected and his confirmation must be included with the notice

103 The power to fill vacancies and appoint extra Directors

103.1 The **Directors** can appoint any person as an extra **Director** or as a replacement for another **Director** Any Director appointed in this way must retire at the first Annual General Meeting after his appointment At this Annual General Meeting he can be elected by the **shareholders** as a **Director** A **Director** who retires in this way is not taken into account in deciding which and how many **Directors** should *retire by rotation* at the Annual General Meeting (see Article 99)

103.2 At a General Meeting, the **shareholders** can also pass an *Ordinary Resolution*

- to fill a vacancy where a **Director** has stopped being a **Director** for some reason, or
- to appoint an extra **Director**

104 Removing and appointing Directors by an Ordinary Resolution

104.1 The **shareholders** can pass an *Ordinary Resolution* to remove a **Director**, even though his time in office has not ended This applies despite anything else said in the **Articles** or in any agreement between **the Company** and any **Director** Special notice of the resolution must be given to **the Company** as required by the **legislation** But if a **Director** is removed in this way, it will not affect any claim which he may have for damages for breach of any contract of service he may have with **the Company**

104.2 The **shareholders** can pass an *Ordinary Resolution* to appoint a person to replace a **Director** who has been removed in this way A person appointed under this Article 104 2 to replace a **Director** who has been removed retires by rotation under Article 98 when the Director he replaces would have been due to retire If no **Director** is appointed under this Article 104 2, the vacancy can be filled under Article 103

105 When Directors are disqualified

Any **Director** automatically stops being a **Director** in any one or more of the following circumstances

- if he is an executive director and his appointment as an executive director is terminated or expires and the other **Directors** resolve that he should stop being a **Director**,
- if a bankruptcy order is made against him,
- if he makes any arrangement or composition with his creditors or applies for an interim order under Section 253 of the Insolvency Act 1986 in connection with a voluntary arrangement under that Act,
- if he becomes of unsound mind,
- if he has missed **Directors'** meetings for a continuous period of six months, without permission from the **Directors**, and the **Directors** pass a resolution stating that he has ceased to be a **Director**,
- if he is prohibited from being a **Director** under the **legislation**,
- if he gives **the Company** a letter of resignation, or
- if at least 75 per cent of the **Directors** pass a resolution, or sign a notice, requiring the **Director** to resign He will stop being a **Director** when the notice is served on him But if a **Director** is removed in this way this is an act of **the Company** which does not affect any claim for damages for breach of any contract of service which he may have with **the Company**

DIRECTORS' MEETINGS

106 Directors' meetings

The **Directors** can decide when to have meetings and how they will be conducted and on the *quorum* They can also *adjourn* the **Directors'** meetings

107 Who can call Directors' meetings

A **Directors'** meeting can be called by any **Director** or by the **Secretary** The **Secretary** must also call a **Directors'** meeting if a **Director** requests a **Directors'** meeting

108 How Directors' meetings are called

Directors' meetings are called by serving a notice on all the **Directors** Notice may be given to a **Director** personally, verbally or given in **hard copy form** or in **electronic form** to him at such address as the **Director** may from time to time specify (or if none is specified, at his last known address) Any **Director** can waive notice of any **Directors'** meeting, including one which has already taken place A **Director** will be treated as having waived his entitlement to notice unless he has supplied **the Company** with the information necessary to ensure that he receives notice of a meeting before it takes place

109 Quorum

If no other *quorum* is fixed, two **Directors** are a *quorum* A **Directors'** meeting at which a *quorum* is present can *exercise* all the powers and discretions exercisable by the **Directors** as a whole

110 The chairman of Directors' meetings

The **Directors** can elect any **Director** as **Chairman** or as one or more Vice Chairman for such periods as the **Directors** decide If the **Chairman** is at a **Directors'** meeting, he will chair it In his absence, the chair will be taken by a Vice Chairman, if one is present If more than one Vice Chairman is present, the Vice Chairman longest in office will take the chair, unless the **Directors** decide otherwise If there is no **Chairman** or Vice Chairman present within five minutes of the time when the **Directors'** meeting is due to start, the **Directors** who are present can choose which one of them will be the chairman of the meeting

111 Voting at Directors' meetings

111.1 *Subject to* Article 111 2, matters for decision which arise at a **Directors'** meeting will be decided by a majority vote If votes are equal, the chairman of the meeting has a second, casting vote

111.2 Any decision to move the location of the Head Office and/or the corporate headquarters of the **Group** and/or the registered office of **the Company** from Edinburgh must be approved by all the **Directors** who hold office at that time

112 Directors can act even if there are vacancies

The **Directors** can continue to act even if one or more of them stops being a **Director** But if the number of **Directors** falls below the minimum which applies under Article 92 (including any change to that minimum number approved by an *Ordinary Resolution* of **shareholders**), the remaining **Director(s)** will, as soon as is convenient

- either appoint further **Director(s)** to make up the shortfall, or
- convene a General Meeting for the sole purpose of appointing extra **Director(s)** but not for any other purpose

If no **Director** or **Directors** are willing or able to act under this Article 112, any two **shareholders** can call a General Meeting to appoint extra **Director(s)**

113 Directors' meetings by electronic means or by telephone

Any or all of the **Directors**, or members of a committee, can take part in a meeting of the **Directors** or of a committee by way of a conference telephone or by other means (whether electronically or otherwise) which allows everybody to take part in the meeting by being able to hear (or otherwise receive real time communications made by) each of the other people at the meeting and by being able to address all of them at the same time (or otherwise communicate in real time with them) Taking part in this way will be counted as being present at the meeting These meetings will be treated as taking place where most of the participants are (or where the chairman is if there is no majority in any one place)

114 Resolutions in writing

This Article 114 applies to a written resolution which is signed by all of the **Directors** who are in the **United Kingdom** at the time and who would be entitled to vote on the resolution at a **Directors'** meeting A written resolution will be valid at the time it is signed by the last **Director** This kind of resolution is just as valid and effective as a resolution passed by those **Directors** at a meeting which is properly called and held The resolution may be contained in one document or communication in **electronic form** or in several documents or communications in **electronic form** (in like form) if each document is signed or approved by one or more **Directors**

For the purpose of this Article

- the signature or approval of an alternate **Director** (if any) shall suffice instead of the signature of the **Director** appointing him, and
- the signature or approval of a **Director** or an alternate **Director** shall be given in **hard copy form** or in **electronic form**

115 The validity of Directors' actions

Everything which is done by any **Directors'** meeting, or by a committee of the **Directors**, or by a person acting as a **Director**, or as a member of a committee, will be valid even though it is discovered later that any **Director**, or person acting as a **Director**, was not properly appointed This also applies if it is discovered later that anyone was disqualified from being a **Director**, or had ceased to be a **Director**, or was not entitled to vote In any of these cases in favour of anyone dealing with **the Company** in good faith anything done will be as valid as if there was no defect or irregularity of the kind referred to in this Article 115

DIRECTORS' INTERESTS

116 Directors' interests other than in relation to transactions or arrangements with the Company

116.1 If a situation (a "**Relevant Situation**") arises in which a **Director** has, or can have, a direct or indirect interest that conflicts, or possibly may conflict, with the interests of **the Company** (including, without limitation, in relation to the exploitation of any property, information or opportunity, whether or not **the Company** could take advantage of it but excluding any situation which cannot reasonably be regarded as likely to give rise to a conflict of interest) the following provisions shall apply if the conflict of interest does not arise in relation to a transaction or arrangement with **the Company**

116 1 1 if the Relevant Situation arises from the appointment or proposed appointment of a person as a **Director** of **the Company**, the **Directors** (other than the **Director**, and any other **Director** with a similar interest, who shall not be counted in the quorum at the meeting and shall not vote on the resolution) may resolve to authorise the appointment of the **Director** and the Relevant Situation on such terms as they may determine,

116 1 2 if the Relevant Situation arises in circumstances other than in Article 116 1 1, the **Directors** (other than the **Director** and any other **Director** with

a similar interest who shall not be counted in the quorum at the meeting and shall not vote on the resolution) may resolve to authorise the Relevant Situation and the continuing performance by the **Director** of his duties on such terms as they may determine

116.2 Any reference in Article 116 1 to a conflict of interest includes a conflict of interest and duty and a conflict of duties

116.3 Any terms determined by **Directors** under Articles 116 1 1 or 116 1 2 may be imposed at the time of the authorisation or may be imposed or varied subsequently and may include (without limitation)

116 3 1 whether the interested **Directors** may vote (or be counted in the quorum at a meeting) in relation to any resolution relating to the Relevant Situation,

116 3 2 the exclusion of the interested **Directors** from all information and discussion by **the Company** of the Relevant Situation, and

116 3 3 (without prejudice to the general obligations of confidentiality) the application to the interested **Directors** of a strict duty of confidentiality to **the Company** for any confidential information of **the Company** in relation to the Relevant Situation

116 4 An interested **Director** must act in accordance with any terms determined by the **Directors** under Articles 116 1 1 or 116 1 2

116.5 Except as specified in Article 116 1, any proposal made to the **Directors** and any authorisation by the **Directors** in relation to a Relevant Situation shall be dealt with in the same way as any other matter may be proposed to and resolved upon by the **Directors** in accordance with the provisions of these **Articles**

116.6 Any authorisation of a Relevant Situation given by the **Directors** under Article 116 1 may provide that, where the interested **Director** obtains (other than through his position as a **Director of the Company**) information that is confidential to a third party, he will not be obliged to disclose it to **the Company** or to use it in relation to **the Company**'s affairs in circumstances where to do so would amount to a breach of that confidence

117 Declaration of interests other than in relation to transactions or arrangements with the Company

A **Director** shall declare the nature and extent of his interest in a Relevant Situation within Articles 116 1 1 or 116 1 2 to the other **Directors**

118 Declaration of interests in a proposed transaction or arrangement with the Company

If a **Director** is in any way, directly or indirectly, interested in a proposed transaction or arrangement with **the Company**, he must declare the nature and extent of that interest to the other **Directors**

119 Declaration of interest in an existing transaction or arrangement with the Company

Where a **Director** is in any way, directly or indirectly, interested in a transaction or arrangement that has been entered into by **the Company**, he must declare the nature and

extent of his interest to the other **Directors**, unless the interest has already been declared under Article 118

120 Provisions applicable to declarations of interest

120.1 The declaration of interest must (in the case of Article 119) and may, but need not (in the case of Articles 117 or 118) be made

120 1 1 at a meeting of the **Directors**, or

120 1 2 by notice to the **Directors** in accordance with

- Section 184 of the **CA 2006** (notice in writing), or
- Section 185 of the **CA 2006** (general notice)

120 2 If a declaration of interest proves to be, or becomes, inaccurate or incomplete, a further declaration must be made

120.3 Any declaration of interest required by Article 117 must be made as soon as is reasonably practicable

Failure to comply with this requirement does not affect the underlying duty to make the declaration of interest

120.4 Any declaration of interest required by Article 118 must be made before **the Company** enters into the transaction or arrangement

120 5 Any declaration of interest required by Article 119 must be made as soon as is reasonably practicable

Failure to comply with this requirement does not affect the underlying duty to make the declaration of interest

120 6 A declaration in relation to an interest of which the **Director** is not aware, or where the **Director** is not aware of the transaction or arrangement in question, is not required

For this purpose, a **Director** is treated as being aware of matters of which he ought reasonably to be aware

120 7 A **Director** need not declare an interest

120 7 1 if it cannot reasonably be regarded as likely to give rise to a conflict of interest,

120 7 2 if, or to the extent that, the other **Directors** are already aware of it (and for this purpose the other **Directors** are treated as aware of anything of which they ought reasonably to be aware), or

120 7 3 if, or to the extent that, it concerns terms of his service contract that have been or are to be considered

- by a meeting of the **Directors**, or
- by a committee of the **Directors** appointed for the purpose under the **Articles**

121 Directors' interests and voting

121.1 *Subject to* the **legislation** and to declaring his interest in accordance with Articles 117, 118 or 119, a **Director** may

121 1 1 Enter into or be interested in any transaction or arrangement with **the Company**, either with regard to his tenure of any office or position in the management, administration or conduct of the business of **the Company** or as vendor, purchaser or otherwise,

121 1 2 Hold any other office or place of profit with **the Company** (except that of **Auditor**) in conjunction with his office of **Director** for such period (*subject to* the **legislation**) and upon such terms as the **Directors** may decide and be paid such extra remuneration for so doing (whether by way of salary, commission or other benefits) as the **Directors** may decide, either in addition to or in lieu of any remuneration under any other provision of these **Articles**,

121 1.3 Act by himself or his firm in a professional capacity for **the Company** (except as **Auditor**) and be entitled to remuneration for professional services as if he were not a **Director**,

121 1.4 Be or become a **shareholder** or director of, or hold any other office or place of profit under, or otherwise be interested in, any ***holding company*** or ***subsidiary*** of that ***holding company*** or any other **company** in which **the Company** may be interested The **Directors** may cause the voting rights conferred by the shares in any other **company** held or owned by **the Company** or exercisable by them as directors of that other **company** to be exercised in such manner in all respects as they think fit (including the exercise of voting rights in favour of any resolution appointing the **Directors** or any of them as directors or officers of the other **company** or voting or providing for the payment of any benefit to the directors or officers of the other **company**), and

121 1 5 Be or become a director of any other **company** in which **the Company** does not have an interest if that cannot reasonably be regarded as likely to give rise to a conflict of interest at the time of his appointment as a director of that other **company**

121.2 A **Director** *shall not, by reason of his holding office as* **Director** *(or of the fiduciary* relationship established by holding that office), be liable to account to **the Company** for any remuneration, profit or other benefit resulting from

(i) any Relevant Situation authorised under Article 116 1, or

(ii) any interest permitted under Article 121 1,

and no contract shall be liable to be avoided on the grounds of any **Director** having any type of interest authorised under Article 116 1 or permitted under Article 121 1

121 3 A **Director** shall not vote (or be counted in the quorum at a meeting) in respect of any resolution concerning his own appointment (including fixing or varying its terms), or the termination of his own appointment, as the holder of any office or place of profit with **the Company** or any other **company** in which **the Company** is interested

but, where proposals are under consideration concerning the appointment (including fixing or varying its terms), or the termination of the appointment, of two or more **Directors** to offices or places of profit with **the Company** or any other **company** in which **the Company** is interested, those proposals may be divided and a separate resolution may be put in relation to each **Director** and in that case each of the **Directors** concerned (if not otherwise debarred from voting under this Article) shall be entitled to vote (and be counted in the quorum) in respect of each resolution unless it concerns his own appointment or the termination of his own appointment

121.4 A **Director** shall also not vote (or be counted in the quorum at a meeting) in relation to any resolution relating to any transaction or arrangement with **the Company** in which he has an interest which may reasonably be regarded as likely to give rise to a conflict of interest and, if he purports to do so, his vote shall not be counted, but this prohibition shall not apply and a **Director** may vote (and be counted in the quorum) in respect of any resolution concerning any one or more of the following matters

121 4.1 any transaction or arrangement in which he is interested by virtue of an interest in shares, debentures or other securities of **the Company** or otherwise in or through **the Company**,

121 4 2 the giving of any guarantee, security or indemnity in respect of

- money lent or obligations incurred by him or by any other person at the request of, or for the benefit of, **the Company** or any of its ***subsidiaries***, or
- a debt or obligation of **the Company** or any of its ***subsidiaries*** for which he himself has assumed responsibility in whole or in part (either alone or jointly with others) under a guarantee or indemnity or by the giving of security,

121 4 3 indemnification (including loans made in connection with it) by **the Company** in relation to the performance of his duties on behalf of **the Company** or of any of its ***subsidiaries***,

121.4 4 any issue or offer of shares, debentures or other securities of **the Company** or any of its ***subsidiaries*** in respect of which he is or may be entitled to participate in his capacity as a holder of any such securities or as an *underwriter or sub underwriter*,

121 4 5 any transaction or arrangement concerning any other **company** in which he does not hold, directly or indirectly as shareholder, or through his direct or indirect holdings of financial instruments (within the meaning of Chapter 5 of the Disclosure and Transparency Rules) voting rights representing 1% or more of any class of shares in the capital of that **company**,

121 4 6 any arrangement for the benefit of employees of **the Company** or any of its ***subsidiaries*** which does not accord to him any privilege or benefit not generally accorded to the employees to whom the arrangement relates, and

121 4 7 the purchase or maintenance of insurance for the benefit of **Directors** or for the benefit of persons including **Directors**

121.5 In the case of an alternate **Director**, an interest of his appointor shall be treated as an interest of the alternate in addition to any interest which the alternate otherwise has

121.6 If any question arises at any meeting as to whether an interest of a **Director** (other than the chairman of the meeting) may reasonably be regarded as likely to give rise to a conflict of interest or as to the entitlement of any **Director** (other than the chairman of the meeting) to vote in relation to a transaction or arrangement with **the Company** and the question is not resolved by his voluntarily agreeing to abstain from voting, the question shall be referred to the chairman of the meeting and his ruling in relation to the **Director** concerned shall be final and conclusive except in a case where the nature or extent of the interest of the **Director** concerned, so far as known to him, has not been fairly disclosed If any question shall arise in respect of the chairman of the meeting and is not resolved by his voluntarily agreeing to abstain from voting, the question shall be decided by a resolution of the **Directors** (for which purpose the chairman shall be counted in the quorum but shall not vote on the matter) and the resolution shall be final and conclusive except in a case where the nature or extent of the interest of the chairman of the meeting, so far as known to him, has not been fairly disclosed

121 7 *Subject to* the **legislation, the Company** may by ordinary resolution suspend or relax the provisions of this Article to any extent or ratify any transaction or arrangement not duly authorised by reason of a contravention of this Article

DIRECTORS' COMMITTEES

122 Delegating powers to committees and sub committees

122.1 The **Directors** can delegate any of their powers or discretions to committees of two or more natural persons This includes powers or discretions relating to **Directors' pay** or giving benefits to **Directors** If the **Directors** have delegated any power or discretion to a committee, any references in the **Articles** to using that power or discretion include its use by the committee Any committee must comply with any regulations laid down by the **Directors** These regulations can require or allow people who are not **Directors** to be appointed to the committee or, where the terms of the appointment of the committee permit it, co opted onto the committee, and can give voting rights to co opted members

122.2 The **Directors** may *revoke* or vary any such delegation and discharge any committee wholly or in part but this will not affect any person who acts in good faith who has not had any notice of any cancellation or change

122.3 Unless the **Directors** decide not to allow this, a committee can sub delegate powers and discretions to sub committees or without prejudice to Article 125, to any individual or individuals References in the **Articles** to committees include sub committees permitted under this Article 122 3

123 Committee procedure

The **Articles** which regulate **Directors'** meetings and their procedure, including, for the avoidance of doubt, the power to act by written resolution, will also apply to committee

meetings (if they can apply to committee meetings), unless these are inconsistent with any regulations for the committee which have been laid down under Article 122

DIRECTORS' POWERS

124 The Directors' management powers

124.1 The **Directors** shall conduct and manage **the Company's** business They can use all **the Company's** powers But this does not apply where the **Articles** or the **legislation** say that powers can only be used by the **shareholders** voting to do so at a General Meeting The general management powers under this Article 124 are not limited in any way by specific powers given to the **Directors** by other **Articles**

124.2 The **Directors** are, however, *subject to*

- the provisions of the **legislation**,
- the requirements of the **Articles**, and
- any regulations laid down by the **shareholders** by passing a *Special Resolution* at a General Meeting

However, if the **shareholders** lay down any regulation relating to something which the **Directors** have already done which was within their powers, that regulation cannot invalidate the **Directors'** previous action

125 The power to appoint managers or agents

125 1 The **Directors** can appoint, remove and re appoint managers or agents of **the Company** either in or outside the **United Kingdom**

125.2 The **Directors** may

- delegate any of their authority, powers or discretions to any manager or agent of **the Company**,
- allow managers or agents to delegate to another person,
- remove any people they have appointed in any of these ways, and
- cancel or change anything that they have delegated, although this will not affect anybody who acts in good faith who has not had any notice of any cancellation or change

125.3 Any appointment or delegation by the **Directors** which is referred to in this Article 125 can be on any conditions decided on by the **Directors**

126 The power to appoint attorneys

126.1 The **Directors** can appoint anyone (including the members of a group which changes over time) as **the Company's** *attorneys* by granting a *power of attorney* or by authorising them in some other way The *attorneys* can either be appointed directly by the **Directors** or the **Directors** can give someone else the power to select *attorneys* The **Directors** or the persons who are authorised by them to select *attorneys* can decide on the purposes, powers, authorities and discretions of

attorneys But they cannot give an *attorney* any power, authority or discretion which the **Directors** do not have under the **Articles**

126.2 The **Directors** can decide how long a *power of attorney* will last for and attach any conditions to it The *power of attorney* can include any provisions which the **Directors** decide on for the protection and convenience of anybody dealing with the *attorney* The *power of attorney* can allow the *attorney* to grant any or all of his power, authority or discretion to any other person

127 Signature on cheques etc

All cheques, promissory notes, drafts, bills of exchange and other negotiable or transferable *instruments* and all receipts for money paid to **the Company** can be signed, drawn, accepted, endorsed or made legally effective in any manner the **Directors** resolve

128 Borrowing powers

As far as the **legislation** allows, the **Directors** may *exercise* all the powers of **the Company**

- to borrow money,
- to mortgage or charge all or any of **the Company's** undertaking, property (present and future) and uncalled capital,
- to *issue debentures* and other securities, and
- to give security either outright or as collateral security for any debt, *liability* or obligation of **the Company** or of any third party

129 Provision for employees

The **Directors** may *exercise* any of the powers conferred by the **legislation** to make provision for the benefit of any persons employed or formerly employed by **the Company** or any of its ***subsidiaries*** in connection with the cessation or the transfer to any person of the whole or part of the undertaking of **the Company** or any of its ***subsidiaries***

ALTERNATE DIRECTORS

130 Alternate Directors

130.1 Any **Director** (other than an alternate **Director**) may appoint any person (including another **Director**) to act in his place (called an "**alternate Director**") That appointment requires the approval of the **Directors**, unless previously approved by the **Directors** or unless the appointee is another **Director** A **Director** appoints an alternate **Director** by delivering a signed appointment to the **Registered Office** or by tabling it at a meeting of the **Directors**

130.2 The appointment of an alternate **Director** ends on the happening of any event which, if he were a **Director**, would cause him to vacate that office It also ends if his appointor stops being a **Director**, unless that **Director** retires at a General Meeting at which he is re elected again A **Director** can also remove his alternate **Director** by a written notice delivered to the **Registered Office** or tabled at a meeting of the

Directors This notice must also be copied to the alternate **Director**, but will be effective whether or not it has been received by the alternate **Director**

130.3 An alternate **Director** is entitled to receive notices of meetings of the **Directors** and of committees of the **Directors** of which his appointer is a member in accordance with these **Articles** He is entitled to attend and vote as a **Director** at any meeting at which the **Director** appointing him is not personally present and generally at that meeting is entitled to perform all of the functions of his appointor as a **Director** The provisions of the **Articles** regulating the meeting apply as if he (instead of his appointor) were a **Director** If he is himself a **Director** or attends any meeting as an alternate **Director** for more than one **Director**, he can vote for himself and for each other **Director** he represents but he may not be counted more than once for the purposes of the *quorum* If the **Directors** decide to allow this, this Article 130 3 also applies in a similar fashion to any meeting of a committee of which his appointor is a member Except as set out in this Article 130, an alternate **Director**

- does not have power to act as a **Director**,
- is not deemed to be a **Director** for the purposes of the **Articles**, and
- is not deemed to be the agent of his appointor

130.4 An alternate **Director** is entitled to contract and be interested in and benefit from contracts, transactions or arrangements and to be repaid expenses and to be indemnified to the same extent as if he were a **Director** However, he is not entitled to receive from **the Company** as an alternate **Director** any **pay**, except for that part (if any) of the **pay** otherwise payable to his appointor as his appointor may tell **the Company in writing** to pay to his alternate **Director**

MINUTES

131 Keeping minutes

The **Directors** will make sure that proper minutes are kept of

- the resolutions, proceedings and names of people who attend **Directors'** meetings and **Directors'** committees, and
- the proceedings, resolutions and business and any orders made at any General Meetings or class meetings

These minutes must be recorded in minute books If a minute has apparently been signed by the chairman of the meeting, or by the chairman of the meeting which approves the minutes, this minute will prove what it records without any need for any further proof

THE SECRETARY

132 The Secretary and deputy and assistant secretaries

132.1 The **Secretary** (but not any deputy or assistant secretary) is appointed by the **Directors** The **Directors** shall decide on the terms and period of his appointment The **Directors** may also remove him from office, but this does not affect any claim for damages against **the Company** for breach of any contract of employment he

may have with **the Company** The **Directors** may appoint two or more people to be joint **Secretaries**

132.2 Anything which the **Articles** require or allow to be done by the **Secretary** can also be done by any deputy or assistant secretary

THE SEAL AND EXECUTION OF DOCUMENTS

133 The Seal and execution of documents

133.1 The **Directors** are responsible for arranging for the **Seal** and any **Securities Seal** to be kept safely **The Seal** and any **Securities Seal** can only be used with the authority of the **Directors** or of a committee authorised by the **Directors** but that authority may consist of an instruction or approval given in **hard copy form** or in **electronic form** The **Securities Seal** can be used only for sealing securities *issued* by **the Company** in *certificated form* and documents creating or evidencing securities *issued* by it

133.2 Every document which is sealed using the **Seal** or the **Securities Seal** (other than a certificate for any securities *issued* by **the Company** in *certificated form* see Article 28) must be signed by one **Director** and the **Secretary** or by two **Directors** or by one **Director** in the presence of a witness who attests the signature or by any other person or persons authorised by a resolution of the **Directors** The **Directors** may resolve that the **Seal** or, *subject to* Article 133 1, the **Securities Seal** may be attached to any document or type of document

133.3 The **Directors** can use all the powers given by the **legislation** relating to official seals for use abroad

133 4 *Subject to* the **legislation**, documents to be granted or executed by **the Company** may be signed or (as the case may be) subscribed by a **Director** or by the **Secretary** or by some other authorised person or persons on its behalf A person may be authorised by the **Directors** or by a committee authorised by the **Directors** or by a person so authorised by the **Directors** or such a committee Provided that this Article 133 4 is without prejudice to any other manner of execution of documents permitted or prescribed by the **legislation**

133.5 The **Directors** may resolve that the requirement for any counter signature in Article 133 2 may be dispensed with on any occasion

133.6 Certificates for *debentures* or other securities of **the Company** may be printed in any way and may be sealed and/or signed in any manner allowed by this Article 133 or by Article 28 7

AUTHENTICATING DOCUMENTS

134 Establishing that documents are genuine

134.1 Any **Director** or the **Secretary**, has power to authenticate any of the following things, and to certify copies or extracts from them as true copies or extracts

- any documents relating to **the Company's** constitution,

- any resolutions passed by the **shareholders**, or by the **Directors** or by a committee of the **Directors**, and

- any books, documents, records or accounts which relate to **the Company's** business

134.2 The **Directors** can also give this power to others When any books, documents, records and accounts are not kept at the **Registered Office**, the *officer* of **the Company** who holds them is treated as a person who has been authorised by the **Directors** to authenticate any of them and to provide certified copies or extracts from them

134.3 Unless the **legislation** prevents it, any books, documents or records which are held by **the Company** in **electronic form** are valid books, documents or records and can be authenticated under this Article 134 as if they were books, documents or records held in **hard copy form**

RESERVES

135 Setting up reserves

The **Directors** can set aside any profits of **the Company** and hold them in a *reserve* The **Directors** can decide to use these sums for any purpose for which the profits of **the Company** can lawfully be used Sums held in a *reserve* can either be employed in the business of **the Company** or be invested The **Directors** can divide the *reserve* into separate funds for special purposes and alter the funds into which the *reserve* is divided The **Directors** can also carry forward any profits without holding them in a *reserve* The **Directors** must comply with the restrictions under the **legislation** which relate to *reserve* funds

136 Assets bought as from a past date

This Article 136 applies if the **legislation** allows this and the **Directors** decide to deal with profits, losses, dividends or interest as this Article 136 allows Where any *asset*, business or property is bought by **the Company** as from a past date (whether that date is before or after the incorporation of **the Company**), any of the profits and losses can be added to **the Company's** revenue account and treated for all purposes as profits or losses of **the Company** Similarly, where shares or other securities are purchased with any dividend or interest, any such dividend or interest can be treated as revenue, rather than being treated as a capital item

DIVIDENDS

137 Final dividends

The Company's shareholders can *declare* dividends by passing an *Ordinary Resolution* No such dividend can exceed the amount recommended by the **Directors**

138 Fixed and Interim dividends

138.1 If the **Directors** consider that the profits of **the Company** justify such payments, they can

- pay the fixed dividends on any class of shares carrying a fixed dividend, including a dividend fixed by reference to or linked to a variable or floating rate or determined by or linked to a formula or index, on the dates prescribed for the payment of those dividends, and

- pay interim dividends on shares of any class of any amounts and on any dates and for any periods that they decide

138.2 If the **Directors** act in good faith, they are not liable to the holders of any shares for any loss they may suffer because a lawful dividend has been paid under this Article 138 on other shares which *rank* equally with or behind their shares

139 Distributions in kind

If the **Directors** recommend this, **the Company's shareholders** can pass an *Ordinary Resolution* to direct all or part of a dividend to be paid by distributing specific *assets* (and, in particular, **paid up shares** or *debentures* of any other **company**) The **Directors** must give effect to this resolution Where any difficulty arises on such a distribution, the **Directors** can settle it as they decide In particular, they can

- *issue* fractional shareholdings,
- value *assets* for distribution purposes,
- pay cash of a similar value to adjust the rights of **shareholders**, and/or
- vest any *assets* in *trustees* for more than one **shareholder**

140 No dividends are payable except out of profits

No dividend can be paid otherwise than out of profits available for distribution under the **legislation**

141 Apportioning dividends

All dividends will be divided and paid in proportions based on the amounts which have been paid up on the shares during any period for which the dividend is paid Sums which have been paid up in advance of *calls* count as paid up for this purpose If the terms of any share say that it will be entitled to a dividend as if it were a fully paid up, or partly paid up, share from a particular date (in the past or the future), it will be entitled to a dividend on this basis This Article 141 applies unless the **rights** attached to any shares, or the terms of any shares, say otherwise

142 Deducting amounts owing from dividends and other money

If a **shareholder** owes any money for *calls* on shares or money relating in any other way to shares, the **Directors** can deduct any of this money from

- any dividend on any shares held by the **shareholder**, or
- any other money payable by **the Company** in connection with the shares

Money deducted in this way can be used to pay amounts owed to **the Company** in connection with the shares

143 Payments to shareholders

143.1 Any dividend or other money payable relating to a share can be paid by cheque or warrant payable to the **shareholder** who is entitled to it or to someone else named in a written instruction from the **shareholder** (or all joint **shareholders**) and in respect of a share held in uncertificated form can be paid using the facilities of a *relevant system* (subject to the facilities and requirements of the *relevant system*) A dividend or such other money can also be paid by inter bank transfer or by other electronic means directly to an account with a bank or other financial institution (or other organisation operating deposit accounts) or by such other means and to such other persons as determined by the **Directors** and specified in the terms of issue of the relevant shares A dividend or other money can also be paid in some other way agreed between the **shareholder** (or all joint **shareholders**) and **the Company**

143.2 For joint **shareholders** or persons jointly *entitled* to *shares by law*, **the Company** can rely on a receipt for a dividend or other money paid on shares from any one of them on behalf of all of them

143 3 Cheques and warrants are sent, and payment in any other way is made, at the risk of the person who is entitled to the money **The Company** is treated as having paid a dividend if the cheque or warrant is cleared

143.4 Unless the **rights** attached to any shares, or the terms of any shares, or the **Articles** say otherwise, a dividend or any other money payable in respect of a share can be paid in whatever currency the **Directors** decide

143.5 No dividend or other sum payable by **the Company** on or in respect of its shares carries a right to interest from **the Company**

143.6 **The Company** may cease to send any cheque or warrant (or to use any other method of payment) for any dividend payable in respect of a share if

(a) in respect of at least two consecutive dividends payable on that share the cheque or warrant has been returned undelivered or remains uncashed (or that other methods of payment have failed), and

(b) following one such occasion, reasonable enquiries have failed to establish any new address of the holder

but, *subject to* the provisions of these Articles may recommence sending cheques or warrants (or using another form of payment) for dividends payable on that share if the person(s) entitled so request(s)

144 Record dates for payments and other matters

Any dividend on any shares can be paid to the registered holder or holders of the shares, at the close of business on a particular day stated in the resolution passed for payment of the dividend It will be based on the number of shares registered on that day This Article 144 applies whether what is being done is the result of a resolution of the **Directors** or a resolution passed at a General Meeting The date can be before any relevant resolution was passed This Article 144 does not affect the rights between past and present **shareholders** to payments or other benefits

145 Dividends which are not claimed

The **Directors** can decide to pay unclaimed dividends or dividends on Unclaimed Shares as defined in Article 61 1 or Unclaimed Preference Shares as defined in Article 61 2 into a separate account **The Company** will not be a trustee of the money and will not be liable to pay interest on it If a dividend has not been claimed for 12 years after the passing of the resolution for payment of that dividend, it will be forfeited and belong to **the Company** again

146 Waiver of dividends

All or any part of a dividend can be waived by means of a document on which **the Company** acts The document must be signed by the **shareholder** (or the person entitled to the shares by law) and delivered to **the Company.** The document need not be in the form of a deed

CAPITALISING RESERVES

147 Capitalising reserves

147.1 *Subject to* Article 10 1, **the Company's shareholders** can pass an *Ordinary Resolution* to *capitalise* any sum

- which is part of any of **the Company's** *reserves* (including *premiums* received when any shares were *issued*, *capital redemption reserves* or other undistributable *reserves*), or
- which **the Company** is holding as net profits

147.2 Unless the *Ordinary Resolution* states otherwise, the **Directors** will use the sum which is *capitalised* by setting it aside for the **Ordinary Shareholders** on the **Register** at the close of business on the day the resolution is passed (or another date stated in the resolution or fixed as stated in the resolution) The sum set aside must be used to pay up in full shares of **the Company** which shall be *allotted* and distributed to **shareholders** as bonus shares in proportion to their holdings of **Ordinary Shares** at the time specified in the resolution The shares can be **Ordinary Shares** or, if the **rights** of other **existing shares** allow this, shares of some other class

147 3 If any difficulty arises in operating this Article 147, the **Directors** can resolve it in any way which they decide For example, they can deal with entitlements to fractions of a share by deciding that the benefit of share fractions belong to **the Company** or that share fractions are ignored or deal with fractions in some other way

147.4 The **Directors** can appoint any person to sign any contract with **the Company** on behalf of those who are entitled to shares under the *Ordinary Resolution* Such a contract is binding on all concerned

SCRIP DIVIDENDS

148 Shareholders can be offered the right to receive extra shares instead of cash dividends

148 1 The **Directors** can, with the authority of an *Ordinary Resolution*, offer **Ordinary Shareholders** the right to choose to receive extra **Ordinary Shares**, which are

credited as fully paid up, instead of some or all of their cash dividend For the avoidance of doubt, the offer can be made conditional on the requisite *Ordinary Resolution* being passed

148.2 The *Ordinary Resolution* can apply to a particular dividend or dividends Or it can specify all or any dividends *declared* within a specified period

148.3 A **shareholder** who chooses to receive extra **Ordinary Shares** instead of a cash dividend is entitled to the number of **Ordinary Shares** whose total relevant value is as near as possible to the cash dividend (disregarding the amount of any associated tax credit) he would have received The relevant value of a share shall be

- equal to the average value of the **Ordinary Shares**, that is, the average middle market quotations for the **Ordinary Shares** on the **London Stock Exchange**, as published in its Daily Official List for the five dealing days starting from, and including, the day when the shares are first quoted "ex dividend", or
- calculated in such manner as may be determined by or in accordance with the *Ordinary Resolution*

148.4 *Subject to* Article 148 9, after the **Directors** have decided to apply this Article 148 to a dividend, they must notify eligible **shareholders in writing** of their right to opt for new shares This notice should also say how, where and when **shareholders** must notify **the Company** if they wish to receive new shares

148.5 No **shareholder** will receive a fraction of a share The **Directors** can decide how to deal with any fraction left over **The Company** can, if the **Directors** decide, have the benefit of these left over fractions (for example, by adding together all fractional entitlements (or their cash value) and selling the resulting number of shares for the benefit of **the Company**) Alternatively, if the **Directors** decide, the cash amount of any fractional entitlement may be added to the amount of a future cash dividend which the **shareholder** is entitled to receive **The Company** will not be required to pay any interest on the cash value of the fractions which it keeps for future distribution

148.6 The **Directors** can exclude or restrict the right to opt for new shares or make any other arrangements where they decide that this is necessary or convenient to deal with any of the following legal or practical problems

- problems relating to laws of any territory, or
- problems relating to the requirements of any recognised regulatory body or stock exchange in any territory,

where special formalities would otherwise apply in connection with the offer of new shares

148 7 As far as a **shareholder** opts to receive new shares, no dividend on the shares for which he has opted to receive new shares (called the "**elected shares**"), will be *declared* or payable Instead, new **Ordinary Shares** will be *allotted* on the basis set out earlier in this Article 148 To do this, the **Directors** will *capitalise* a sum equal to the total *nominal amount* of the new **Ordinary Shares** to be *allotted* They will use this sum to pay up in full the appropriate number of new **Ordinary Shares** These

will then be *allotted* and distributed to the holders of the elected shares as set out above The sum to be *capitalised* can be taken from any amount which is then in any reserve or fund (including the *share premium account*, any *capital redemption reserve* and the *profit and loss account*) Article 147 applies to this process, as far as it is consistent with this Article 148

148.8 The new **Ordinary Shares** *rank* equally in all respects with the existing fully paid up **Ordinary Shares** on the record date for the dividend But, they are not entitled to share in the dividend in respect of which they were *issued* and do not allow the holder to opt for new shares instead of that dividend

148.9 The **Directors** may from time to time establish or vary a procedure for election mandates under which a **shareholder** may, in respect of any future dividends for which a right of election pursuant to this Article 148 is offered, elect to receive **Ordinary Shares** instead of those dividends on the terms of the mandate Where a **shareholder** has elected to receive **Ordinary Shares** in respect of any future dividends in accordance with this Article 148 9, **the Company** will not need to notify that **shareholder** of a right to opt for new shares

148.10 The **Directors** can decide that new shares will not be available in place of any cash dividend They can decide this at any time before new shares are *allotted* in place of such dividend, whether before or after **shareholders** have opted to receive new shares

148 11 The **Directors** may do all acts and things as they consider necessary or convenient to give effect to the *allotment* and *issue* of any share pursuant to this Article 148 or otherwise in connection with any offer made pursuant to this Article 148

ACCOUNTS

149 Accounting and other records

The **Directors** shall make sure that proper accounting records that comply with the **legislation** are kept to record and explain **the Company's** transactions

150 Location and inspection of records

150.1 The accounting records shall be kept

- at the **Registered Office**, or
- at any other place which the **legislation** allows, and the **Directors** decide on

150 2 **The Company's** *officers* always have the right to inspect the accounting records

150 3 Anyone else (including a **shareholder**) does not have any right to inspect any books or papers of **the Company** unless

- the **legislation** or a proper court order gives him that right, or
- the **Directors** authorise him to do so

151 Sending copies of accounts and other documents

151.1 This Article 151 applies to every balance sheet and profit and loss account to be laid before the **shareholders** at a General Meeting with any other document which the **legislation** requires to be attached to these

151.2 Copies of the documents set out in Article 151 1 must be sent to the **shareholders** and **the Company's** *debenture* holders and all other people to whom the **Articles** or the **legislation** require **the Company** to send them This must be done at least 21 days before the relevant General Meeting **The Company** need not send these documents to

- **shareholders** who are sent summary financial statements in accordance with the **legislation**,
- more than one joint holder of shares or *debentures*, or
- any person for whom **the Company** does not have a current address

AUDITORS

152 Acts of Auditors

As far as the **legislation** allows this, the actions of a person acting as an **Auditor** are valid in favour of someone dealing with **the Company** in good faith, even if there was some defect in the person's appointment or the person was at any time not qualified to act as an **Auditor**

153 Auditors at General Meetings

An **Auditor** can attend any General Meeting He can speak at General Meetings on any business which is relevant to him as **Auditor**

COMMUNICATIONS

154 Communications to the Company

154 1 *Subject to* the **legislation** and except where otherwise expressly stated, any document or information to be sent or supplied to **the Company** (whether or not such document or information is required or authorised under the **legislation**) shall be in **hard copy form** or, *subject to* Article 154 2, be sent or supplied in **electronic form**

154 2 *Subject to* the **legislation**, a document or information may be given to **the Company** in **electronic form** only if it is given in such form and manner and to such address as may have been specified by the **Directors** from time to time for the receipt of documents or information in **electronic form** The **Directors** may prescribe such procedures as they think fit for verifying the authenticity or integrity of any such document or information given to it in **electronic form**

155 Communications by the Company

155.1 A document or information may be sent or supplied in **hard copy form** by **the Company** to any **shareholder** either personally or by sending or supplying it by

post addressed to the **shareholder** at his registered address or by leaving it at that address

155.2 *Subject to* the **legislation**, a document or information may be sent or supplied by **the Company** to any **shareholder** in **electronic form** to such address as may from time to time be authorised by the **shareholder** concerned or by making it available on a website and notifying the **shareholder** concerned in accordance with the **legislation** that it has been made available A **shareholder** shall be deemed to have agreed that **the Company** may send or supply a document or information by means of a website if the conditions set out in the **legislation** have been satisfied

155.3 In the case of joint holders of a share, any document or information sent or supplied by **the Company** in any manner permitted by these **Articles** to the joint holder who is named first in the **Register** for the share or shares shall be deemed to be given to all other holders of the share

155 4 A **shareholder** whose registered address is not within the **United Kingdom** shall not be entitled to receive any notice from **the Company** unless

- **the Company** is able, in accordance with the **legislation**, to send notice to him by **electronic means**, or
- he gives to **the Company** a postal address within the **United Kingdom** at which notices may be given to him

156 Communication by advertisement

If at any time by reason of the suspension or curtailment of postal services within the **United Kingdom, the Company** is unable effectively to convene a General Meeting, **the Company** may convene a General Meeting by

- a notice advertised on its website and in at least one national newspaper, and
- by giving notice by **electronic means** to those **shareholders** who, in accordance with the **legislation**, **the Company** is able to give notice by **electronic means**

In any such case **the Company** shall send confirmatory copies of the notice (or, as the case may be, the notification of the website notice) by post to those **shareholders** to whom notice (or notification) cannot be given by **electronic means** if at least six **clear days** before the meeting the posting of notices (and notifications) to addresses throughout the **United Kingdom** again becomes practicable

157 When communication is deemed received

157 1 Any document or information, if sent by post, shall be deemed to have been received on the second day following that on which the envelope containing it is put into the post and in proving that a document or information has been received it shall be sufficient to prove that the letter, envelope or wrapper containing the document or information was properly addressed, prepaid and put into the post

157 2 Any document or information not sent by post but left at a registered address or address at which a document or information may be received shall be deemed to have been received on the day it was so left

157.3 Any document or information, if sent or supplied by **electronic means**, shall be deemed to have been received on the day on which the document or information was sent or supplied by or on behalf of **the Company**

157.4 If **the Company** receives a delivery failure notification following a communication by **electronic means** in accordance with Article 157 3, **the Company** shall send or supply the document or information in **hard copy form** to the **shareholder** either personally or by post addressed to the **shareholder** at his registered address or by leaving it at that address This shall not affect when the document or information was deemed to be received in accordance with Article 157 3

157 5 Where a document or information is sent or supplied by means of a website, it shall be deemed to have been received

- when the material was first made available on the website, or
- if later, when the recipient was deemed to have received notice of the fact that the material was available on the website

157.6 Where, in accordance with Article 156, notice is given by way of website notice and newspaper advertisement, such notice shall be deemed to have been given to each **shareholder** or person entitled to so receive it at the later of

- the time the notice is available on the website, and
- 12 00 p m on the day when the advertisement appears (or, if it appears on different days, at 12 00 p m on the first of the days when it appears)

157.7 A **shareholder** present, either in person or by *proxy*, at any **shareholders** meeting shall be deemed to have received notice of the meeting and, where requisite, of the purposes for which the meeting was convened

157.8 Every person who becomes entitled to a share shall be bound by every notice (other than a notice in accordance with Section 793 of the **CA 2006**) in respect of that share which before his name is entered in the **Register** was given to the person from whom he derives his title to the share

158 Record date for communications

For the purposes of giving notices of meetings, or of sending or supplying other documents or other information, whether under Section 310(1) of the **CA 2006**, any other **legislation**, a provision in these **Articles** or any other *instrument*, **the Company** may determine, *subject to* the **legislation**, that persons entitled to receive such notices, documents or other information are those persons entered on the **Register** at the close of business on a day determined by it

159 Communication to person entitled to shares by law

Where a person is *entitled to a share by law*, any notice or other communication shall be given to him, as if he was the holder of that share and his address noted in the **Register** was his registered address In any other case, any notice or other communication given to any **shareholder** under these **Articles** shall, even if the **shareholder** is then dead or bankrupt or any other event giving rise to the transmission of the share by operation of law has occurred and whether or not **the Company** has notice of the death, bankruptcy or

other event, be deemed to have been properly given in respect of any share registered in the name of that **shareholder** as sole or joint holder

160 No requirement to give communications to untraceable shareholders

Unless the **legislation** and/or the **Articles** require it to do so, **the Company** does not have to send or supply notices, dividend warrants or any other **shareholder** communications to any **shareholder** if

- any of these documents or information have been sent or supplied to the **shareholder's** address for communications on two separate occasions and have been returned, or
- in the case of dividend warrants, they are returned or remain uncashed on two consecutive occasions

and, on at least one occasion, reasonable enquiries have failed to establish any new address for the registered holder

Unclaimed dividends will be dealt with in the terms set out in Article 145

161 Serving documents on the Company

This Article 161 sets out how any document (including summonses, orders and notices) can be served on **the Company** or any of its *officers* This can be done by

- delivering it to the **Registered Office** addressed to **the Company** or the particular *officer*, or
- sending it to the **Registered Office** by letter, postage paid, addressed to **the Company** or the particular *officer*

WINDING UP

162 Directors' power to petition

The **Directors** can present a petition to the Court in the name and on behalf of **the Company** for **the Company** to be *wound up*

163 Distribution of assets in kind

If **the Company** is *wound up* (whether the liquidation is voluntary, under supervision of the Court or by the Court), the Liquidator can, with the authority of an *Extraordinary Resolution* passed by the **shareholders**, divide among the **shareholders** the whole or any part of the *assets* of **the Company**, *subject to* the rights of any class of share which then exists (including the rights of any **Preference Shares** of any particular series) This applies whether the *assets* consist of property of one kind or different kinds For this purpose, the Liquidator can set such value as he considers fair upon any property and decide how such division is carried out as between **shareholders** or different groups of **shareholders** The Liquidator can transfer any part of the *assets* to *trustees* upon such trusts for the benefit of **shareholders** as the Liquidator, acting under that resolution, decides The liquidation of **the Company** can then be closed and **the Company** dissolved However, no past or present **shareholder** can be compelled to accept any shares or other property under this Article 163 which carries a *liability*

DESTROYING DOCUMENTS

164 Destroying documents and deleting documents held in electronic form

164.1 **The Company** may destroy or delete

- all transfer forms or *Operator instructions* transferring shares, and documents sent to support a transfer, and any other documents which were the basis for making an entry on the **Register**, after six years from the date of registration,
- all dividend payment instructions and notifications of a change of address or name, after two years from the date these were registered, and
- all cancelled share certificates, after one year from the date they were cancelled

164.2 If **the Company** destroys or deletes a document under Article 164 1, it is conclusively treated as having been a valid and effective document in accordance with **the Company's** records relating to the document Any action of **the Company** in dealing with the document in accordance with its terms before it was destroyed or deleted is conclusively treated as properly taken

164.3 This Article 164 only applies to documents which are destroyed or deleted in good faith and where **the Company** is not on notice of any claim to which the document may be relevant

164 4 This Article 164 does not make **the Company** liable

- if it destroys or deletes a document earlier than referred to in Article 164 1, or
- if **the Company** would not be liable if this Article 164 did not exist

164.5 Any document referred to in Article 164 1 may, subject to legislation, be destroyed earlier than referred to in Article 164 1 so long as a copy of the document has been made and is retained until the end of the relevant period

164.6 This Article 164 applies whether a document is destroyed, deleted or disposed of in some other way

INDEMNITY AND INSURANCE

165 Indemnity

As far as the **legislation** allows this, **the Company** may *indemnify* its **Directors** out of its own funds against

- any *liability* incurred by or attaching to him in connection with any negligence, default, breach of duty or breach of trust by him in relation to **the Company** other than any *liability* to **the Company** or any associated company (as defined in Section 256 of the **CA 2006**) of a kind referred to in Section 234(3) of the **CA 2006**, and

- any other *liability* incurred by or attaching to him in (i) performing his duties or office, (ii) *exercising* his powers and/or (iii) otherwise in relation to or in connection with his duties, powers or office

Where a **Director** is indemnified against any *liability* in accordance with this Article 165, such indemnity may extend to all costs, charges, losses, expenses and *liabilities* incurred by him in relation thereto

166 Insurance

166.1 For the purpose of this Article 166, each of the following is a "**Relevant Company**"

- **the Company** or any ***holding company*** of **the Company**,
- any body, whether or not incorporated, in which **the Company** or any ***holding company*** of **the Company** has or has had any kind of direct or indirect interest,
- any body, whether or not incorporated, which is allied to or associated with **the Company** or any ***holding company*** of **the Company**,
- any ***subsidiary*** of any **company** or other body referred to in this Article 166 1, or
- any body, whether or not incorporated, acquired by **the Company** or by any ***subsidiary*** of **the Company** (including any building society, the business of which is transferred to **the Company** under Section 97 of the Building Societies Act 1986 (as amended))

166 2 Without limiting Article 165 in any way, the **Directors** can arrange for **the Company** to purchase and maintain insurance for or for the benefit of any persons who are or were at any time

- **Directors**, **Secretaries**, other *officers*, employees, agents or consultants of any Relevant Company, or
- *trustees* of any pension fund or employees' share scheme in which employees of any Relevant Company are interested

This includes, for example, insurance against any liability which any of these people may have for any act or omission

- in performing their duties,
- in *exercising* their powers,
- in supposedly doing any of these things, and/or
- otherwise in relation to or in connection with their duties, powers or offices

167 Defence costs

As far as the **legislation** allows this, **the Company** may provide a **Director** with funds to meet expenditure incurred or to be incurred by him (i) in defending any criminal, regulatory or civil proceedings or in connection with any application under the provisions mentioned in Section 205(5) of the **CA 2006** and (ii) to enable a **Director** to avoid incurring such expenditure

Glossary

About the Glossary

This Glossary is to help readers understand **the Company's** Memorandum and **Articles** Words are explained as they are used in the Memorandum and **Articles** they might mean different things in other documents This Glossary is not legally part of the Memorandum or **Articles**, and it does not affect their meaning The definitions are intended to be a general guide they are not precise Words and expressions which are printed in both **bold** and *italics* in another definition have their own legal definition as well as a more general explanation of their meaning which is contained in this Glossary

abrogate If the ***special rights*** of a share are abrogated, they are cancelled or withdrawn

adjourn Where a meeting breaks up, to be continued at a later time or day, at the same or a different place

accrue If interest on a dividend is accruing, it is running or mounting up, day by day

allot When new shares are allotted, they are set aside for the person they are intended for This will normally be after the person has agreed to pay for a new share, or has become entitled to a new share for any other reason As soon as a share is allotted, that person has the right to have his name put on the register of **shareholders** When he has been registered, the share has also been **issued**

asset Anything which is of any value to its owner

attorney An attorney is a person who has been appointed to act for another person The person is appointed by a formal document, called a "***power of attorney***"

authorised share capital The total number of shares which a **company** has the potential to have ***in issue*** at any time Authorised share capital includes all the shares which a **company** has ***in issue*** at any time as well as any shares which have been authorised by a shareholder's meeting but are not yet ***issued*** (whether or not authority to ***issue*** them has been given under the **company's** articles)

beneficiary If a person does not hold property of any kind directly but that property is held in the name of another person as *trustee* for that first person's benefit, that first person is considered to be a "beneficiary" in respect of that property

brokerage Commission which is paid to a broker by a **company** ***issuing*** shares where the broker's clients have applied for shares

call A call to pay money which is due on shares which has not yet been paid This happens if the **company** ***issues*** shares which are partly paid, where money remains to be paid to the **company** for the shares The money which has not been paid can be "called" for If all the money to be paid on a share has been paid, the share is called a "***fully paid share***"

capital adequacy requirements Banks and other financial companies are required to have a certain amount of capital to back up or support their business the amount of capital which they need to be allowed to do their business is called its "capital adequacy requirements" the more business a bank does, the more capital it has to have

capitalise To convert some or all of the ***reserves*** of a **company** into capital (such as shares)

capital redemption reserve A ***reserve*** which a **company** may have to set up to maintain the level of its capital base when shares are ***redeemed*** or bought back

certificated form A shareholder holds a share or other security in certificated form if it is not able to be held in ***uncertificated form*** or, if it is able to be held in ***uncertificated form*** but that shareholder has requested that a certificate be issued for that share or other security (see also ***uncertificated form***)

company representative If a corporation owns shares, it can appoint a company representative to attend a shareholders meeting to speak and vote for it

consolidate When shares are consolidated, they are combined with other shares for example, three £1 shares might be consolidated into one new £3 share

cumulative dividends If a dividend which is cumulative cannot be paid on a dividend payment date because the **company** does not have enough profits available for distribution, the shareholder has the right to receive the dividend on one or more future dividend payment dates, when the **company** has enough profits available for distribution to pay the dividend

debenture A typical debenture is a long term borrowing by a **company** The loan usually has to be repaid at a fixed date in the future and carries a fixed rate of interest

declare When a dividend is declared, it becomes due to be paid

entitled to a share by law In some situations, a person will be entitled to have shares which are registered in somebody else's name registered in his own name or to require the shares to be transferred to another person When a shareholder dies, or the sole survivor of joint shareholders dies, his ***personal representatives*** have this right If a shareholder is made bankrupt, his ***trustee*** in bankruptcy has the right

equity securities For Section 89 of the **CA 1985** this means all the shares of a **company** except

- shares which only have a limited **right** to share in the **company's** income and ***assets***,
- shares held as a result of share schemes for employees (such as profit sharing schemes),
- shares taken by the founders of the **company** on its incorporation, and
- bonus shares ***issued*** when the **company** ***capitalises reserves***

Also included are securities which can be converted into the kinds of shares referred to in the first two bullet points above, or which allow their holder to ***subscribe*** for the ***shares***

executed A document is executed when it is signed or sealed or made valid in some other way

exercise When a power is exercised, it is used

Extraordinary Resolution A decision reached by a majority of at least 75 per cent of votes cast **Shareholders** must be given at least 14 days' notice of any Extraordinary Resolution

forfeit and forfeiture When a share is forfeited it is taken away from the shareholder and goes back to the **company** This process is called "**forfeiture**" This can happen if a ***call*** on a ***partly paid share*** is not paid on time

fully paid shares When all of the money or other property which is due to the **company** for a share has been paid or received, a share is called a "fully paid share"

good title If a person has good title to a share, he owns it outright

holding company A **company** which controls another **company** (for example, by owning a majority of its shares) is called the "holding company" of that other **company** The other **company** is the ***subsidiary*** of the **holding company**

indemnity and indemnify If a person gives another person an indemnity, he promises to make good any losses or damage which the other might suffer The person who gives the indemnity is said to "**indemnify**" the other person

in issue See **issue**

instruments Formal legal documents

issue When a share has been issued, everything has been done by a **company** to make the shareholder the owner of the share In particular, the shareholder's name has been put on the register **Existing shares** which have been issued are called "***in issue***"

issuer instruction This is a term used in the **legislation** which refers to a particular type of paperless instruction issued by a **company** whose shares are settled through a relevant system

liabilities Debts and other obligations

lien Where the **Company** has a lien over shares, it may be able to take the dividends, and any other payments relating to the shares which it has a lien over, or it may be able to sell the shares, to repay the debt and so on

members **Shareholders**

nominal amount or ***nominal value*** The amount of the share shown in a **company's** account The nominal value of the **Company's Ordinary Shares** is 25 pence This amount is shown on the share certificate for a share When a **company** ***issues*** new shares this can be for a price which is at a ***premium*** to the nominal value When shares are bought and sold on the ***stock*** market this can be for more, or less, than the nominal value The nominal value is sometimes also called the "par value"

non cumulative dividends If a dividend which is non cumulative cannot be paid on a dividend payment date because the **company** does not have enough profits available for distribution, the shareholder does not have the right to receive the dividend on any future dividend payment date

office copy An exact copy of an official document, supplied by the office which holds, or issued, the original

officer The term officer includes a director, manager, secretary, any employee who reports directly to a director or any other person who the directors decide should be an officer

Operator A person approved by the Treasury under the **Regulations** as operator of a ***relevant system***

Operator-instruction A properly authenticated instruction sent by or on behalf of an ***Operator*** and sent or received by means of a ***relevant system***

Ordinary Resolution A decision reached by a simple majority of votes that is by more than 50 per cent of the votes cast

partly paid shares If any money remains to be paid on a share, it is said to be partly paid The unpaid money can be "***called***" for

personal representatives A person who is entitled to deal with the property (the "estate") of a person who has died If the person who has died left a valid will, the will appoints "executors" who are personal representatives If the person died without a will, the Courts will appoint one or more "administrators" (or in Scotland, an "executor dative") to be the personal representatives

poll On a vote taken on a poll, the number of votes which a shareholder has will depend on the number of shares which he owns An **ordinary shareholder** has one vote for each share he owns A poll vote is different to a vote taken on a ***show of hands***, where each person who is entitled to vote has just one vote, however many shares he owns

power of attorney A formal document which legally appoints one or more persons to act on behalf of another person

pre-emption rights The right of some shareholders which is given by the **CA 1985** to be offered a proportion of certain classes of newly issued shares and other securities before they are offered to anyone else This offer must be made on terms which are at least as favourable as the terms offered to anyone else

premium If a **company** ***issues*** a new share for more than its ***nominal value***, the amount above the ***nominal value*** is the premium

proxy A proxy is a person who is appointed by a shareholder to attend and speak at a meeting and vote for that shareholder A proxy is appointed by using a ***proxy form*** A proxy does not have to be a shareholder

proxy form A form which a shareholder uses to appoint a ***proxy*** to attend and speak at a meeting and vote for him The proxy forms are sent out by the **Company** and must be returned to the **Company** or such other person indicated on the proxy form before the meeting to which they relate

quorum The minimum number of shareholders or directors who must be present before a meeting can start When this number is reached, the meeting is said to be "quorate"

rank When either capital or income is distributed to shareholders, it is paid out according to the rank of the shares For example, a share which ranks ahead of (or above) another share in sharing in a **company's** income is entitled to have its dividends paid first, before any dividends are paid on shares which rank below (or after) it If there is not enough income to pay dividends on all shares, the available income must be used first to pay dividends on shares which rank first, and then to shares which rank below The same applies for repayments of capital Capital must be paid first to shares which rank first in sharing in the **company's** capital, and then to shares which rank below A **company's** preference shares (if it has any) generally rank ahead of its **ordinary shares**

recognised clearing house A "clearing house" which has been authorised to carry on business by the UK authorities A clearing house is a central computer system for settling transactions between members of the clearing house

recognised investment exchange An "investment exchange" which has been officially recognised by the UK authorities An investment exchange is a place where investments, such as shares, are traded The **London Stock Exchange** is a **recognised investment exchange**

redeem, redemption and redeemable When a share is redeemed, it goes back to the **company** in return for a sum of money which was fixed (or calculated from a formula fixed) before the share was ***issued*** This process is called **"redemption"** A share which can be redeemed is called a **"redeemable"** share

relevant system This is a term used in the **legislation** for a computer system which allows shares without share certificates to be transferred without using transfer forms The CREST system for paperless share dealing is a "relevant system"

renounces and renunciation Where a share has been ***allotted***, but nobody has been entered on the share register for the share, it can be renounced to another person This transfers the right to have the share registered to another person This process is called "**renunciation**"

requisition A formal process which shareholders can use to call a meeting of shareholders Generally speaking the shareholders who want to call a meeting must hold at least 10 per cent of the issued shares

reserves A fund which has been set aside in the accounts of a **company** profits which are not paid out to shareholders as dividends, or used up in some other way, are held in a reserve by the **company**

retire by rotation At every Annual General Meeting a proportion of the **Directors** retires in turn This gives the **shareholders** the chance to confirm or renew their appointments by voting on whether to re elect them

revoke To withdraw or cancel

rights issue A way by which **companies** raise extra share capital Usually the existing shareholders will be offered the chance to buy a certain number of new shares, depending on how many they already have For example, shareholders may be offered the chance to buy one new share for every four they already have

share premium account If a new share is ***issued*** by a **company** for more than its ***nominal value***, the amount above the ***nominal value*** is the ***premium*** and the total of these ***premiums*** is held in a ***reserve*** (which cannot be used to pay dividends) called the share premium account

show of hands A vote where each person who is entitled to vote has just one vote, however many shares he holds

sinking fund An account set up with the sole purpose of receiving monies which can only be used to redeem or buy back shares or debentures

Special Resolution A decision reached by a majority of at least 75 per cent of votes cast

special rights These are the **rights** of a particular class of shares as distinct from **rights** which apply to all shares generally Typical examples of special rights are where the shares ***rank***, their **rights** to sharing in income and ***assets***, and voting **rights**

statutory declaration A formal way of declaring something **in writing** Particular words and formalities must be used these are laid down by the Statutory Declarations Act of 1835

stock Shares which have been converted into a single security with a different unit value For example, a shareholder with one hundred £1 shares might be converted into £100 worth of stock

subdivide When shares are subdivided they are split into shares which have a smaller ***nominal amount*** For example, a £1 share might be subdivided into two 50p shares

subject to Means that something else has priority, or prevails, or must be taken into account When a statement is subject to something this means that the statement must be read in the light of that other thing, which will prevail if there is any conflict

subscribe for shares To agree to take new shares in a **company** (usually for a cash payment)

subscribers The people who first buy the shares

subsidiary A **company** which is controlled by another **company** (for example, because the other **company** owns a majority of its shares) is called a **subsidiary** of that **company**

subsidiary undertaking This is a term used by the **CA 1985** and **CA 2006** It has a wider meaning than ***subsidiary*** Generally speaking, it is a **company** which is controlled by another **company** because the other **company**

- has a majority of the votes in the **company**, either alone or acting with others,
- is a shareholder who can appoint or remove a majority of the directors, or
- can ***exercise*** dominant influence over the **company** because of anything in the **company's** memorandum or articles or because of a certain kind of contract

trustees People who hold property of any kind for the benefit of one or more other people under a kind of arrangement which the law treats as a "trust"

uncertificated form A share or other security is held in uncertificated form if no certificate has been issued for it A share or other security held in uncertificated form is eligible for settlement in CREST or any other ***relevant system***

underwriting A person who agrees to buy new shares if they are not bought by other people underwrites the share offer

wind up The formal process to put an end to a **company** When a **company** is wound up, its ***assets*** are distributed The ***assets*** go first to creditors who have supplied property and services and then to shareholders Shares which ***rank*** above other shares in sharing in the **company's** ***assets*** will receive any funds which are left over before any shares which ***rank*** after (or below) them

BLUEPRINT OneWorld

RECEIVED

2008 ... 30 P 12:-5

... OF ... CORPORATE FINANCE

363a

Please complete in typescript, or in bold black capitals.

CHFP010

Annual Return

Company Number SC218813

Company Name in full HBOS plc

Date of this return

The information in this return is made up to

Day		Month		Year			
0	3	0	5	2	0	0	8

Date of next return

If you wish to make your next return to a date earlier than the anniversary of this return please show the date here. Companies House will then send a form at the appropriate time.

Day		Month		Year			

Registered Office

Show here the address **at the date of this return.**

The Mound

Any change of registered office must be notified on form 287.

Post town: EDINBURGH

County / Region:

UK Postcode: EH1 1YZ

Principal business activities

Show trade classification code number(s) for the principal activity or activities.

7415

If the code number cannot be determined, give a brief description of principal activity.

Companies House receipt date barcode

Form April 2002

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Register of members

If the register of members is not kept at the registered office, state here where it is kept.

Computershare Investor Services plc, P.O. Box 8,

The Pavillions, Bridgewater Road

Post town: Bristol

County / Region:

UK Postcode: BS99 7NH

Register of Debenture holders

If there is a register of debenture holders, or a duplicate of any such register or part of it, which is not kept at the registered office, state where it is kept.

Post town:

County / Region:

UK Postcode:

Company type

Please tick the appropriate box

Company type	
Public limited company	✓
Private company limited by shares	
Private company limited by guarantee without share capital	
Private company limited by shares exempt under section 30	
Private company limited by guarantee exempt under section 30	
Private unlimited company with share capital	
Private unlimited company without share capital	

Company Secretary

Details of a new company secretary must be notified on form 288a.

(Please photocopy this area to provide details of joint secretaries).

* Voluntary details.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

If a partnership give the names and addresses of the partners or the name of the partnership and office address.

Name

* Style / Title: Mr

Forename(s): Harold Francis

Surname: Baines

✓ Address ††: The Mound

Post town: EDINBURGH

County / Region:

UK Postcode: EH1 1YZ

Country: Scotland

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name

* Style / Title:

Date of birth: Day 19 Month 07 Year 1945

Forename(s): The Lord Stevenson of

Surname: Coddenham

[X] Address ††: The Mound

Post town: EDINBURGH

County / Region:

UK Postcode: EH1 1YZ

Country: Scotland

Nationality: British

Business occupation: Management Consultant

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name

* Style / Title:

Date of birth: Day 29 Month 03 Year 1959

Forename(s): Richard John

Surname: Cousins

[X] Address ††: The Mound

Post town: EDINBURGH

County / Region:

UK Postcode: EH1 1YZ

Country: Scotland

Nationality: British

Business occupation: Company Director

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name

* Style / Title: Mr.

Date of birth (Day Month Year): 1 9 | 0 7 | 1 9 5 5

Forename(s): Peter Joseph

Surname: Cummings

✓ Address ††: The Mound

Post town: EDINBURGH

County / Region:

UK Postcode: EH1 1YZ

Country: Scotland

Nationality: British

Business occupation: Company Director

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name

* Style / Title:

Date of birth (Day Month Year): 2 0 | 0 5 | 1 9 6 2

Forename(s): Joanne

Surname: Dawson

✓ Address ††: The Mound

Post town: EDINBURGH

County / Region:

UK Postcode: EH1 1YZ

Country: Scotland

Nationality: British

Business occupation: Company Director


coform

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

* Style / Title: Mr

Date of birth (Day Month Year): 0 4 0 8 1 9 5 1

Forename(s): Michael Henry

Surname: Ellis

☑ Address ††: The Mound

Post town: EDINBURGH

County / Region:

UK Postcode: EH1 1YZ

Country: Scotland

Nationality: British

Business occupation: Company Director

* Voluntary details.

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

* Style / Title: Sir

Date of birth (Day Month Year): 2 1 0 8 1 9 4 0

Forename(s): Ronald

Surname: Garrick

☑ Address ††: The Mound

Post town: EDINBURGH

County / Region:

UK Postcode: EH1 1YZ

Country: Scotland

Nationality: British

Business occupation: Company Director


coform

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name

* Style / Title:

Date of birth (Day Month Year): 1 6 1 2 1 9 5 2

Forename(s): Philip Allan

Surname: Gore-Randall

[X] Address ††: The Mound

Post town: EDINBURGH

County / Region:

UK Postcode: EH1 1YZ

Country: Scotland

Nationality: British

Business occupation: Company Director

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name

* Style / Title: Mr

Date of birth (Day Month Year): 2 3 0 7 1 9 4 7

Forename(s): Anthony John

Surname: Hobson

[X] Address ††: The Mound

Post town: EDINBURGH

County / Region:

UK Postcode: EH1 1YZ

Country: Scotland

Nationality: British

Business occupation: Director

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name

* Style / Title: Mr

Date of birth (Day Month Year): 2 1 0 1 1 9 6 7

Forename(s): Andrew Hedley

Surname: Hornby

[X] Address ††: The Mound

Post town: EDINBURGH

County / Region:

UK Postcode: EH1 1YZ

Country: Scotland

Nationality: British

Business occupation: Chief Executive HBOS plc

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name

* Style / Title:

Date of birth (Day Month Year): 2 9 0 7 1 9 5 6

Forename(s): Karen Elisabeth Dind

Surname: Jones

[X] Address ††: The Mound

Post town: EDINBURGH

County / Region:

UK Postcode: EH1 1YZ

Country: Scotland

Nationality: British

Business occupation: Company Director

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

* Style / Title: Mr

Date of birth (Day Month Year): 1 6 0 7 1 9 4 7

Forename(s): John Edward

Surname: Mack

[✓] **Address ††**: The Mound

Post town: EDINBURGH

County / Region:

UK Postcode: EH1 1YZ

Country: Scotland

Nationality: American

Business occupation: Company Director

* Voluntary details.

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

* Style / Title: Mr

Date of birth (Day Month Year): 0 9 0 9 1 9 5 0

Forename(s): Colin

Surname: Matthew

[✓] **Address ††**: The Mound

Post town: EDINBURGH

County / Region:

UK Postcode: EH1 1YZ

Country: Scotland

Nationality: British

Business occupation: Company Director



Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the *registered or principal* office address.

Name

* Style / Title: Ms

Date of birth (Day Month Year): 2 1 | 0 7 | 1 9 6 4

Forename(s): Coline Lucille

Surname: McConville

[X] **Address ††**: The Mound

Post town: EDINBURGH

County / Region:

UK Postcode: EH1 1YZ

Country: Scotland

Nationality: Australian

Business occupation: Director

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, *give your* usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name

* Style / Title:

Date of birth (Day Month Year): 2 2 | 0 6 | 1 9 5 3

Forename(s): Kathleen Anne

Surname: Nealon

[X] **Address ††**: The Mound

Post town: EDINBURGH

County / Region:

UK Postcode: EH1 1YZ

Country: Scotland

Nationality: American / British

Business occupation: Company Director

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name

* Style / Title

Date of birth (Day Month Year): 2 3 0 9 1 9 6 2

Forename(s): Daniel John

Surname: Watkins

[X] Address ††: The Mound

Post town: EDINBURGH

County / Region:

UK Postcode: EH1 1YZ

Country: Scotland

Nationality: British

Business occupation: Company Director

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name

* Style / Title

Date of birth (Day Month Year):

Forename(s):

Surname:

[ ] Address ††:

Post town:

County / Region:

UK Postcode:

Country:

Nationality:

Business occupation:

Issued share capital

Enter details of all the shares in issue at the date of this return.

Class (e.g. Ordinary/Preference)	Number of shares issued	Aggregate Nominal Value (i.e. Number of shares issued multiplied by nominal value per share, or total amount of stock)
See attached schedule		
Totals		

List of past and present shareholders

(use attached schedule where appropriate)

A full list is required if one was not included with either of the last two returns.

There were no changes in the period ☐

	on paper	in another format
A list of changes is enclosed		X
A full list of shareholders is enclosed	X	

Certificate

I certify that the information given in this return is true to the best of my knowledge and belief.

Signed [signature] Date 20/5/08

† Please delete as appropriate.

† ~~a director~~ / secretary

When you have signed the return send it with the fee to the Registrar of Companies. Cheques should be made payable to Companies House.

This return includes 13 continuation sheets.
(enter number)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Kenny Melville, Company Secretarial Manager, HBOS
plc, The Mound, Edinburgh, Midlothian, EH1 1YZ
Tel: 0131 243 5410
Tel Fax: 0131 243 5516

DX number DX exchange

BLUEPRINT OneWorld



Issued share capital
Schedule to form 363a

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Currency: Australian Dollar

Issued share capital

Enter details of all the shares in issue at the date of this return.

Class (e.g. Ordinary/Preference)	Number of shares issued	Aggregate Nominal Value (i.e. Number of shares issued multiplied by nominal value per share, or total amount of stock)
PREFERENCE SHARES AUS$1	0	AUD0.00
Totals	0	0.00



Issued share capital
Schedule to form 363a

CHFP010

Company Number SC218813

Company Name in full HBOS plc

Currency Canadian Dollar

Issued share capital

Enter details of all the shares in issue at the date of this return.

Class (e.g. Ordinary/Preference)	Number of shares issued	Aggregate Nominal Value (i.e. Number of shares issued multiplied by nominal value per share, or total amount of stock)
PREFERENCE SHARES CAN$1	0	CAD0.00
Totals	0	0.00



Issued share capital
Schedule to form 363a

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Currency: Euro

Issued share capital

Enter details of all the shares in issue at the date of this return.

Class *(e.g. Ordinary/Preference)*	Number of shares issued	Aggregate Nominal Value *(i.e. Number of shares issued multiplied by nominal value per share, or total amount of stock)*
PREFERENCE	0	€0.00
Totals	0	0.00



Issued share capital
Schedule to form 363a

CHFP010

Company Number SC218813

Company Name in full HBOS plc

Currency Japanese Yen

Issued share capital

Enter details of all the shares in issue at the date of this return.

Class *(e.g. Ordinary/Preference)*	Number of shares issued	Aggregate Nominal Value *(i.e. Number of shares issued multiplied by nominal value per share, or total amount of stock)*
PREFERENCE SHARES YEN250	0	YEN0.00
Totals	0	0.00



Issued share capital
Schedule to form 363a

CHFP010

Company Number SC218813

Company Name in full HBOS plc

Currency Pounds Sterling

Issued share capital

Enter details of all the shares in issue at the date of this return.

Class *(e.g. Ordinary/Preference)*	Number of shares issued	Aggregate Nominal Value *(i.e. Number of shares issued multiplied by nominal value per share, or total amount of stock)*
6.0884% NON-CUM PREFERENCE	750,000	750,000.00
6.125% PREFERENCE	0	0.00
6.3673% FIXED TO FLOATING NON-CUM PREFERENCE	350,000	350,000.00
6.475% NON CUMULATIVE PREFERENCE	198,065,600	198,065,600.00
7.754% NON-CUM PERPETUAL PREFS CLASS B	0	0.00
8.117% NON-CUM PERPETUAL PREFS CLASS A	0	0.00
9.25% PREFERENCE	300,000,000	300,000,000.00
9.75% PREFERENCE	100,000,000	100,000,000.00
ORDINARY	3,751,282,564	937,820,641.00
PREFERENCE	0	0.00
Totals	4,350,448,164	1,536,986,241.00



Issued share capital
Schedule to form 363a

CHFP010

Company Number SC218813

Company Name in full HBOS plc

Currency US Dollar

Issued share capital

Enter details of all the shares in issue at the date of this return.

Class (e.g. Ordinary/Preference)	Number of shares issued	Aggregate Nominal Value (i.e. Number of shares issued multiplied by nominal value per share, or total amount of stock)
PREFERENCE (US$ NON-CUM CALLABLE)	750,000	US$750,000.00
RATE SERIES A PREFERENCE SHARES	750,000	US$750,000.00
RATE SERIES B PREFERENCE SHARES	750,000	US$750,000.00
PREFERENCE	0	US$0.00
Totals	2,250,000	US$2,250,000.00

BLUEPRINT OneWorld

List of past and present shareholders
Schedule to form 363a

CHFP010

Company Number SC218813

Company Name in full HBOS plc

- ➤ Changes to shareholders particulars or details of the amount of stock or shares transferred must be completed each year
- ➤ You must provide a "full list" of all the company shareholders on:
  - The company's first annual return following the incorporation;
  - Every third annual return after a full list has been provided
- ➤ List the company shareholders in alphabetical order or provide an index
- ➤ List joint shareholders consecutively

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)*	
		Class and number of shares or amount of stock transferred	Date of registration of transfer
Name: Register held at Computershare Address: Computershare Investor Services plc, PO Box 8, The Pavillions, Bridgewater Road, Bristol UK postcode: BS99 7NH	£1.00 6.0884% NON-CUM PREFERENCE Shares Held 750,000		
Name: Address: UK postcode:			
Name: Address: UK postcode:			

BLUEPRINT OneWorld

List of past and present shareholders
Schedule to form 363a

CHFP010

Company Number SC218813

Company Name in full HBOS plc

> Changes to shareholders particulars or details of the amount of stock or shares transferred must be completed each year
> You must provide a "full list" of all the company shareholders on:
  - The company's first annual return following the incorporation;
  - Every third annual return after a full list has been provided
> List the company shareholders in alphabetical order or provide an index
> List joint shareholders consecutively

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Register held at Computershare Address Computershare Investor Services plc, PO Box 8, The Pavillions, Bridgewater Road, Bristol UK postcode BS99 7NH	£1.00 6.3673% FIXED TO FLOATING NON-CUM PREFERENCE Shares Held 350,000		
Name Address UK postcode			
Name Address UK postcode			

BLUEPRINT OneWorld

List of past and present shareholders
Schedule to form 363a

CHFP010

Company Number SC218813

Company Name in full HBOS plc

- Changes to shareholders particulars or details of the amount of stock or shares transferred must be completed each year
- You must provide a "full list" of all the company shareholders on:
  - The company's first annual return following the incorporation;
  - Every third annual return after a full list has been provided
- List the company shareholders in alphabetical order or provide an index
- List joint shareholders consecutively

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred (if appropriate): Class and number of shares or amount of stock transferred	Date of registration of transfer
Name: Register held at Computershare Address: Computershare Investor Services plc, PO Box 8, The Pavillions, Bridgewater Road, Bristol UK postcode: BS99 7NH	£1.00 6.475% NON-CUMULATIVE PREFERENCE Shares Held 198,065,600		
Name: Address: UK postcode:			
Name: Address: UK postcode:			

BLUEPRINT OneWorld

List of past and present shareholders Schedule to form 363a

CHFP010

Company Number SC218813

Company Name in full HBOS plc

- Changes to shareholders particulars or details of the amount of stock or shares transferred must be completed each year
- You must provide a "full list" of all the company shareholders on:
  - The company's first annual return following the incorporation;
  - Every third annual return after a full list has been provided
- List the company shareholders in alphabetical order or provide an index
- List joint shareholders consecutively

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Register held at Computershare Address Computershare Investor Services plc, PO Box 8, The Pavillions, Bridgewater Road, Bristol UK postcode BS99 7NH	£1.00 9.25% PREFERENCE Shares Held 300,000,000		
Name Address UK postcode			
Name Address UK postcode			

BLUEPRINT OneWorld

List of past and present shareholders
Schedule to form 363a

CHFP010

Company Number SC218813

Company Name in full HBOS plc

- ➢ Changes to shareholders particulars or details of the amount of stock or shares transferred must be completed each year
- ➢ You must provide a "full list" of all the company shareholders on:
  - The company's first annual return following the incorporation;
  - Every third annual return after a full list has been provided
- ➢ List the company shareholders in alphabetical order or provide an index
- ➢ List joint shareholders consecutively

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name: Register held at Computershare Address: Computershare Investor Services plc, PO Box 8, The Pavillions, Bridgewater Road, Bristol UK postcode: BS99 7NH	£1.00 9.75% PREFERENCE Shares Held 100,000,000		
Name: Address: UK postcode:			
Name: Address: UK postcode:			



List of past and present shareholders
Schedule to form 363a

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

> Changes to shareholders particulars or details of the amount of stock or shares transferred must be completed each year

> You must provide a "full list" of all the company shareholders on:
> - The company's first annual return following the incorporation;
> - Every third annual return after a full list has been provided

> List the company shareholders in alphabetical order or provide an index

> List joint shareholders consecutively

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name: HBOS plc Treasury Shares Account Address: The Mound, Edinburgh, Scotland UK postcode: EH1 1YZ	£0.25 ORDINARY Shares Held 2,287,006	AS PER ENCLOSED DISK	
Name: Register held at Computershare Address: Computershare Investor Services plc, P.O. Box 8, The Pavillions, Bridgewater Road, Bristol UK postcode: BS99 7NH	£0.25 ORDINARY Shares Held 3,748,995,558	AS PER ENCLOSED DISK	
Name: Address: UK postcode:			



List of past and present shareholders
Schedule to form 363a

CHFP010

Company Number SC218813

Company Name in full HBOS plc

- Changes to shareholders particulars or details of the amount of stock or shares transferred must be completed each year
- *You must provide a "full list" of all the company shareholders on:*
  - The company's first annual return following the incorporation;
  - Every third annual return after a full list has been provided
- List the company shareholders in alphabetical order or provide an index
- List joint shareholders consecutively

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Bank of New York Address 101 Barclay Street, Floor 22 West, New York, New York 10286 UK postcode	US$1.00 Rate Series A Preference Shares 750,000		
Name Bank of New York Address 101 Barclay Street, Floor 22 West, New York, New York 10286 UK postcode	US$1.00 Rate Series B Preference Shares 750,000		
Name Bank of New York Address 101 Barclay Street, Floor 22 West, New York, New York 10286 UK postcode	US$1.00 Preference (US$ Non-Cum Callable) 750,000		


END